Exhibit 99.1

Notice of Meeting and
Management Proxy Circular

Special Meeting of Teck Resources Limited
to be held on December 9, 2025

Dear Fellow Teck Shareholders,

On behalf of our Board of Directors (the “Teck Board”) and management, we are pleased to invite you to attend the special meeting of shareholders of Teck Resources Limited (“Teck”) on December 9, 2025 (the “Teck Meeting”) to consider approval of the proposed merger of equals (the “Merger”) with Anglo American plc (“Anglo American”). The Merger would create Anglo Teck, a global critical minerals leader headquartered in Canada and top-five global copper producer with a world-class portfolio and outstanding future growth optionality. Through the Merger, Teck is poised to capitalize on a uniquely compelling opportunity to create tremendous value for Teck shareholders, all of whom would remain fully invested in Anglo Teck following this all share transaction.

At the Teck Meeting, Teck shareholders will be asked to consider passing a special resolution (the “Arrangement Resolution”) to approve the proposed Merger by way of plan of arrangement under the Canada Business Corporations Act.

In reaching its unanimous recommendation that Teck shareholders vote IN FAVOUR OF the Arrangement Resolution, the Teck Board determined that a merger of equals with Anglo American presents a unique, highly attractive and executable opportunity to create shareholder value above the value to be created from Teck’s standalone trajectory, while lowering downside risk through improved resilience and asset diversification and preserving strategic flexibility. Your Board strongly believes that the Merger will generate incremental value for all Teck shareholders, both in the near-term and in the long-term.

Your vote is important to realizing this significant value opportunity. We encourage you to cast your vote IN FAVOUR OF the Merger.

The Merger Provides a Compelling Opportunity to Participate in Enhanced Future Value Creation

The Merger with Anglo American is an all share transaction that will allow Teck shareholders to remain fully invested in a top-tier copper-focused platform and participate in future value creation at Anglo Teck. Following completion of the Merger, Teck shareholders will have exposure to one of the world’s leading copper opportunities. Anglo Teck will offer a rare combination of asset quality and diversification, strategic and portfolio focus on copper, resilience, tangible growth potential, and scale. Taken together, these characteristics will position Anglo Teck to deliver on a significant pipeline of value creation opportunities, including synergies unlocked by the transaction and the capture of adjacency benefits between Quebrada Blanca and Collahuasi. Teck shareholders will also benefit from exposure to substantial value creation initiatives underway at Anglo American, including its continued portfolio simplification processes and the planned implementation of a joint mine plan between Los Bronces and Andina.

Under the terms of the Merger, Teck shareholders will receive Anglo Teck shares expected to represent approximately 37.6% ownership of the combined company, on a fully diluted basis. This level of ownership reflects the benefit to Teck shareholders of the special dividend to be paid by Anglo American to its shareholders, which, in addition to achieving an efficient opening balance sheet for Anglo Teck, results in an equity split between Teck shareholders and Anglo American shareholders that reflects a merger of equals. As a result, Teck shareholders will own a larger share of Anglo Teck and experience greater participation in synergies, copper-focused growth, and all other future value creation opportunities.

World-Class Portfolio and Improved Growth Prospects

Anglo Teck will provide shareholders with exposure to a premier portfolio of scaled operating copper assets, including six world-class operations and additional complementary copper-producing assets. This level of high-quality copper asset diversification is further supported by one of the world’s largest zinc mines and two premium iron ore businesses with strong cash flow. All of these assets are located in attractive mining jurisdictions, including Canada, the United States, Latin America and South Africa, providing Anglo Teck with a stable foundation for long-term value creation.

The value creation opportunity for shareholders also extends well beyond the current operating base, as Anglo Teck will offer an improved and de-risked growth profile focused on copper. In the near-term, that growth will be driven by debottlenecking and optimization initiatives at Quebrada Blanca, Quellaveco and Collahuasi – three multi-generational assets – and from the Highland Valley Copper mine life extension and the margin enhancing ultra-high dense media separation project at Kumba. In the medium-term, we expect Anglo Teck to deliver substantial increases in copper production from the capture of adjacency benefits between Quebrada Blanca and Collahuasi and between Los Bronces and Andina, as well as the potential development of lower-complexity copper growth projects including Zafranal and San Nicolas. Longer-term, Anglo Teck will have optionality across a range of compelling organic growth alternatives, including both brownfield expansion projects at Quebrada Blanca, Collahuasi, Minas Rio and Red Dog, and greenfield options, including Galore Creek, NuevaUnión, Schaft Creek, NewRange, Woodsmith and Sakatti, as well as underground potential at Los Bronces and Quellaveco.

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Anglo Teck’s high-quality operating assets will include:

•     6 world-class copper assets

•     1 of the world’s largest zinc mines

•     2 premium iron ore assets with strong cash flow characteristics

•     Additional complementary operating assets

Compelling Value Creation Through Operational and Portfolio Synergies

This transformative combination will generate significant value for shareholders by unlocking material operational and functional synergies. Teck and Anglo American have identified approximately US$800 million in pre-tax recurring annual synergies, approximately 80% of which we expect to be achieved, on a run-rate basis, by the end of the second year following completion of the Merger. Spread across activities including procurement, corporate and business overhead, and marketing, these synergies are tangible opportunities that we expect to increase profitability and resilience, allowing more capital to be deployed towards growth, shareholder returns and balance sheet resilience.

The Merger also provides a highly attractive opportunity to unlock unique portfolio synergies between two flagship assets – Quebrada Blanca and Collahuasi. These two operations comprise one of the largest potential copper complexes in the world and their proximity creates a compelling, capital-efficient adjacency benefit. We expect that the integration and coordination of Quebrada Blanca and Collahuasi will unlock an average of approximately 175,000 tonnes of incremental annual copper production and generate approximately US$1.4 billion of incremental annual EBITDA from 2030 to 2049, on a 100% basis. As the only shareholder with a significant interest in both ventures, Anglo Teck would be well-positioned to work with a reduced number of partners to facilitate the capture of this substantial value upside. With a larger combined interest in the complex, the formation of Anglo Teck would support a reprioritization of projects at Quebrada Blanca and Collahuasi, accelerating the delivery of this incremental value for Teck shareholders.

Enormous Expected Synergy Benefits for Teck Shareholders

• ~US$1.4 billion of underlying annual EBITDA synergies from QB-Collahuasi (100% basis)[1]	• ~US$800 million in pre-tax recurring annual synergies

Creation of a Top 5 Global Producer with the Scale, Resilience, Financial Strength and Capital Markets Footprint to Unlock Re-Rating Potential

Anglo Teck will be among the largest global producers of copper, producing more than 1.2 million tonnes annually, and its business will be highly focused on copper, with more than 70% exposure to this critical mineral. This commitment to copper at scale will provide a sustainable value creation opportunity for shareholders. Copper is the backbone of electrification, artificial intelligence and the low-carbon transition – and demand is increasing faster than supply. With a world-class portfolio of copper and other cash-flowing assets, and with the balance sheet strength and growth optionality to invest for the future, Anglo Teck will be well positioned to meet that demand and capitalize on long-term copper fundamentals. Anglo Teck will also be a substantially larger business than Teck on a standalone basis and will have greater asset diversification, reducing the broader business risk from disruptions at any single asset and providing a more stable cash flow profile. We expect that the composition of Anglo Teck’s portfolio, its expanded cash flow base and the realization of anticipated synergies will result in a stronger financial profile than Teck has today, positioning Anglo Teck for enhanced investment grade credit metrics.

We expect that the opportunity to participate in high-quality, de-risked copper production at scale will be highly attractive to global investors. With increased scale and a global capital markets footprint that spans major centres of mining finance and technical expertise, Anglo Teck will have access to a deeper pool of investors, expected to provide enhanced capital markets profile and liquidity. This dynamic, combined with the quality of Anglo Teck’s portfolio and its capacity for growth, create the opportunity for Anglo Teck to re-rate over time towards a premium copper valuation multiple.

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1 On an average annual basis from 2030-2049 but expected to continue beyond this period (100% basis).

Over the last several years, Teck has undergone a substantial transformation. That transformation has spanned our portfolio, where we exited oil sands and steelmaking coal, our operations, where we continue our focus on excellence and are taking important steps such as the recently concluded Comprehensive Operational Review, and our governance structure, which we took steps to modernize through implementing a sunset for the dual class share structure that will be further accelerated through the Merger. Throughout this transformation our objective has been to deliver long-term value for our shareholders through the creation of a resilient critical minerals company with the capacity for value-focused growth. The combination with Anglo American is the next step in our transformation journey to accelerate our strategy.

We firmly believe that the Merger will generate tremendous value for Teck shareholders, and that the combination with Anglo American is the best path forward to realize the full potential of our strategy and our portfolio.

As such, the Teck Board unanimously recommends that shareholders vote “FOR” the Arrangement Resolution.

Please read the information in the accompanying Information Circular and ensure that you vote, in person, virtually, or by proxy at the Teck Meeting. No matter how much or how little you own, every vote counts. The directors and executive officers of Teck have advised that they intend to vote their shares FOR the Merger of equals between Anglo American plc and Teck.

Your vote is very important. Vote your Teck Shares TODAY IN FAVOUR OF the Merger.

We thank you for your continued support of Teck.

“Sheila A. Murray” Sheila A. Murray Chair of the Board	“Jonathan H. Price” Jonathan H. Price Chief Executive Officer

If you are located in Canada and have any questions before the Teck Meeting or need assistance in your consideration of the Merger or with the completion and delivery of your form of proxy or VIF, please contact Laurel Hill, Teck’s strategic shareholder advisor and proxy solicitation agent, by phone at 1-877-452-7184 (North America Toll-Free), outside of North America or by text message, at 416-304-0211, or by email at assistance@laurelhill.com.

If you are located outside of Canada, please contact Innisfree, Teck’s U.S. based proxy solicitor agent and shareholder communication advisor, by telephone at +1 (877) 750-0510 (Toll-Free from the United States), or +1 (412) 232-3651 (from other countries).

To keep current with and obtain information about completing your proxy form, please visit Teck’s SEDAR+ profile at www.sedarplus.ca or EDGAR profile at www.sec.gov or visit www.Teck.com/reports.

Notice of Special Meeting of Shareholders
of Teck Resources Limited

When:	Where:

December 9, 2025, 11:00 a.m. (Pacific Time)	Suite 400-550 Burrard Street, Vancouver, British Columbia V6C 0B3

NOTICE IS HEREBY GIVEN that pursuant to an interim order of the Supreme Court of British Columbia dated November 3, 2025, as the same may be amended, modified or varied (the “Interim Order”), a special meeting (including any postponement(s) or adjournment(s) thereof, the “Teck Meeting”) of shareholders (“Teck Shareholders”) holding Class A common shares (each, a “Teck Class A Share”) and Class B subordinate voting shares (each, a “Teck Class B Subordinate Voting Share”, and together with the Teck Class A Shares, the “Teck Shares”) of Teck Resources Limited (“Teck”), will be held, in a hybrid format, in person at Suite 400-550 Burrard Street, Vancouver, British Columbia, Canada and online virtually at https://virtual-meetings.tsxtrust.com/1856 on December 9, 2025 at 11:00 a.m. (Pacific Time) for the following purposes:

1.	to consider, and, if deemed advisable, approve, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix “A” to the accompanying management proxy circular (the “Information Circular”), approving a plan of arrangement and any amendments or variations thereto (the “Plan of Arrangement”) pursuant to section 192 of the Canada Business Corporations Act, involving, among other things, the “merger of equals” of Anglo American plc (“Anglo American plc”) and Teck (the “Merger”) in accordance with the terms of the arrangement agreement dated September 9, 2025 between Teck and Anglo American plc (as the same may be amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), as more particularly described in the Information Circular; and

2.	to consider any such further and other business as may properly come before the Teck Meeting.

THE BOARD OF DIRECTORS OF TECK (THE “TECK BOARD”) HAS UNANIMOUSLY DETERMINED, AFTER CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS, THAT THE MERGER IS IN THE BEST INTERESTS OF TECK AND IS FAIR TO TECK SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT TECK SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION. IT IS A CONDITION TO THE COMPLETION OF THE MERGER THAT THE ARRANGEMENT RESOLUTION BE APPROVED AT THE TECK MEETING.

Specific details of the matters proposed to be put before the Teck Meeting are set forth in the Information Circular which accompanies this Notice of Special Meeting. A copy of the Arrangement Agreement outlining the terms of the Merger is available for inspection by Teck Shareholders on Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Teck Board has set the close of business on October 20, 2025 as the record date (the “Record Date”) for determining the Teck Shareholders who are entitled to receive notice of and vote at the Teck Meeting. Only persons shown on the register of Teck Shareholders as at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Teck Meeting and vote on the Arrangement Resolution.

Your vote is important. Whether or not you are able to attend the Teck Meeting in person or virtually, all Teck Shareholders are encouraged to provide voting instructions well in advance of the proxy voting deadline in accordance with the instructions on the enclosed form of proxy or, in the case of Teck Shareholders that beneficially hold Teck Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (an “Intermediary”) and are not the Registered Teck Shareholder (as defined below), a voting instruction form (“VIF”) provided to you by your Intermediary. To ensure your vote is counted, your proxy must be received by 11:00 a.m. (Pacific Time) on December 5, 2025. See “Information about Voting” for detailed voting instructions for Registered Teck Shareholders and Non-Registered Teck Shareholders (as defined below).

Meeting Attendance

The Teck Meeting will be held in a hybrid format, in person at Suite 400-550 Burrard Street, Vancouver, British Columbia, Canada and online virtually at https://virtual-meetings.tsxtrust.com/1856. To virtually participate in the Teck Meeting, Teck Shareholders will need to log in using the control number included on your proxy form or VIF and the passcode: “teck2025” (case sensitive). The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Teck Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered Teck Shareholders, being Teck Shareholders who hold their Teck Shares directly in their own name (“Registered Teck Shareholders”) with TSX Trust Company (the “Transfer Agent”), our transfer agent, and duly appointed proxyholders will be able to attend the Teck Meeting, submit questions, and vote on the business of the Teck Meeting, even if such Teck Shareholders’ Teck Shares have not been voted in advance of the Teck Meeting. If you wish to appoint someone to be your proxy other than the persons named in your form of proxy, you will need to return your proxy by mail at TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or telephone at 416-682-3860 (within North America) or 1-866-751-6315 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 11:00 a.m. (Pacific Time) on December 5, 2025 and provide the Transfer Agent with the required information for your proxyholder so that the Transfer Agent may provide such proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the form of proxy and will allow your proxyholder to log in to and vote at the Teck Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Teck Meeting as a guest and will not be able to vote.

Non-Registered Holders

Non-registered Teck Shareholders, being Teck Shareholders who hold their Teck Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary (“Non-Registered Teck Shareholders”) should carefully follow the instructions set out in their VIF. Please note that only Registered Teck Shareholders and duly appointed proxyholders are permitted to vote at the Teck Meeting. A Non-Registered Teck Shareholder wishing to vote at the Teck Meeting must appoint themselves as a proxyholder based on the instructions on their VIF and telephone the Transfer Agent at 416-682-3860 (within North America) or 1-866-751-6315 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 11:00 a.m. (Pacific Time) on December 5, 2025 and provide the Transfer Agent with the required information so that the Transfer Agent may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the VIF and will allow you to log in to and vote at the Teck Meeting. Failure to register your proxyholder with the Transfer Agent will result in the proxyholder not receiving the credentials to participate in and vote at the Teck Meeting and only being able to attend the Teck Meeting as a guest.

Teck may utilize the Broadridge QuickVote™ system, which involves eligible Non-Registered Teck Shareholders who have not objected to Teck knowing who they are (non-objecting beneficial owners) being contacted by Laurel Hill Advisory Group (“Laurel Hill”) and Innisfree M&A Incorporated (“Innisfree”), who are soliciting proxies on behalf of management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the Non-Registered Teck Shareholders’ Intermediary). The QuickVote™ system is intended to assist eligible Non-Registered Teck Shareholders in placing their votes, however, there is no obligation for any Non-Registered Teck Shareholder to vote using the QuickVote™ system, and Non-Registered Teck Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in the Information Circular. Any voting instructions provided by a Non-Registered Teck Shareholder will be recorded and such Non-Registered Teck Shareholder will receive a letter from Broadridge (on behalf of the Non-Registered Teck Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted. If you have any questions and are located in Canada, please contact Laurel Hill, Teck’s strategic shareholder advisor and proxy solicitation agent, by phone at 1-877-452-7184 (Toll-Free), by text message, at 416-304-0211, or by email at assistance@laurelhill.com. If you are located outside of Canada, please contact Innisfree, Teck’s U.S. based proxy solicitation agent and shareholder communication advisor, by telephone at +1 (877) 750-0510 (Toll-Free from the United States), or +1 (412) 232-3651 (from other countries). To keep current with and obtain information about completing your proxy form, please visit www.Teck.com/reports.

Meeting Materials

Accompanying this Notice of Special Meeting is the Information Circular, which provides information relating to the matters to be addressed at the Teck Meeting. Also accompanying this Notice of Special Meeting, in the case of Registered Teck Shareholders, is a form of proxy and, in the case of Non-Registered Teck Shareholders, a VIF.

In order for Registered Teck Shareholders to receive the Consideration they must complete, sign and return the Letter of Transmittal and Election Form (referred to below), once made available, together with the share certificates, as applicable, as well as any other required documents and instruments to the Depositary in accordance with the procedures set out therein.

Please refer to the accompanying Information Circular for further information regarding completion and use of the form of proxy and VIF, as applicable, and other information pertaining to the Teck Meeting, including adjournments and postponements thereof. The Information Circular is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

Letter of Transmittal and Election Form

Registered Teck Shareholders will be provided with a Letter of Transmittal and Election Form explaining how to deposit and exchange their Teck Shares in order to receive the Consideration to which such Registered Teck Shareholder is entitled under the Merger. The Letter of Transmittal and Election Form will also be made available under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) once it is provided to Registered Teck Shareholders. Registered Teck Shareholders are urged to carefully review the instructions to be set out in the Letter of Transmittal and Election Form, once made available.

Non-Registered Teck Shareholders must contact their Intermediary for details on how to deposit and exchange their Teck Shares in order to receive the Consideration to which such Non-Registered Teck Shareholder is entitled under the Merger.

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Dissent Rights

Pursuant to the Interim Order and the provisions of section 190 of the Canada Business Corporations Act (as modified by the Interim Order, the Plan of Arrangement and any other order of the Court in respect of the Merger), if you are a Registered Teck Shareholder you have the right to dissent in respect of the Arrangement Resolution and, if the Merger becomes effective and upon strict compliance with the dissent procedures outlined in the Plan of Arrangement, to be paid the fair value of your Teck Shares. This right of dissent is described in the accompanying Information Circular under “Dissent Rights” and at “Appendix “K” – Section 190 of the Canada Business Corporations Act (As Modified) – Dissent Rights”. If you fail to strictly comply with such dissent procedures, such failure may prejudice your right to dissent. If you are a Non-Registered Teck Shareholder and wish to dissent, you should be aware that ONLY REGISTERED TECK SHAREHOLDERS ARE ENTITLED TO EXERCISE THE RIGHT OF DISSENT. A dissenting Teck Shareholder may only dissent with respect to all Teck Shares held by such Teck Shareholder as of the Record Date (and may not exercise their right to dissent in respect of only a portion of such Registered Teck Shareholder’s Teck Shares). It is recommended that you seek independent legal advice if you wish to exercise your right to dissent.

Questions

If you are located in Canada and have any questions before the Teck Meeting or need assistance in your consideration of the Merger or with the completion and delivery of your form of proxy or VIF, please contact Laurel Hill, Teck’s strategic shareholder advisor and proxy solicitation agent, by phone at 1-877-452-7184 (Toll-Free), by text message at 416-304-0211, or by email at assistance@laurelhill.com. If you are located outside of Canada, please contact Innisfree, Teck’s U.S. based proxy solicitation agent and shareholder communication advisor, by telephone at +1 (877) 750-0510 (Toll-Free from the United States), or +1 (412) 232-3651 (from other countries).

The Information Circular contains important information about Teck and the Teck Meeting. We encourage you to review it prior to voting at the Teck Meeting. Visit www.Teck.com/reports.

By order of the Board of Directors,
(Signed) “Amanda Robinson”
Amanda Robinson Vice President, Legal & Corporate Secretary November 3, 2025

TABLE OF CONTENTS

BUSINESS OF THE MEETING	1

GENERAL INFORMATION	2
Solicitation of Proxies	2
Quorum	2
Voting Shares and Principal Holders of Voting Shares	2

INFORMATION ABOUT VOTING	3
Who Can Vote	3
Matters to be Voted On	3
How to Vote	3
Information About Proxy Voting	4
Voting Results	5

INFORMATION CIRCULAR	6
Introduction	6
Certain Information Contained in this Information Circular	6
Scientific and Technical Information	6
Mineral Resource and Mineral Reserve Information	7
Forward-Looking Statements	7
Use of Non-GAAP Financial Measures and Ratios	10
Presentation of Financial Information and Pro Forma Statements	10
Exchange Rate Information	11
Industry and Market Data	11
Trademarks	11
Notice to Teck Shareholders in Certain Jurisdictions	11

SUMMARY	13

SELECTED ANGLO TECK PRO FORMA FINANCIAL INFORMATION	28

QUESTIONS AND ANSWERS ABOUT THE MEETING AND ABOUT VOTING	34

QUESTIONS AND ANSWERS ABOUT THE MERGER	36

THE MERGER	41
Summary of the Merger	41
Background to the Merger	41
Recommendation of the Teck Board	45
Reasons for the Merger	46
Merger Fairness Opinions	50
Voting Support Agreements	52
Intention of Teck Directors and Executive Officers	53
Description of Plan of Arrangement and Arrangement Mechanics	53
Election and Exchange Mechanics and Letter of Transmittal and Election Form	57
Treatment of Teck Incentive Awards	62
Anglo Special Dividend and Treatment of Permitted Dividends	63
Exchange Ratio Adjustment Mechanism	64
Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution	64
Court Approval	65
Key Regulatory Approvals	65
Commitments to Canada	66
Stock Exchange Listings of Anglo Shares, Anglo Teck ADRs and Exchangeable Shares	67

THE ARRANGEMENT AGREEMENT	67
Covenants	68
Conditions Precedent to the Consummation of the Merger	72
Termination of the Arrangement Agreement	74
Termination Payments	75
Representations and Warranties	76

DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS	77

INFORMATION CONCERNING TECK	89

INFORMATION CONCERNING ANGLO AMERICAN	89

INFORMATION CONCERNING ANGLO TECK	89

INFORMATION CONCERNING EXCHANGECO AND HOLDCO	90

COMPARISON OF SHAREHOLDER RIGHTS	90

SECURITIES LAW MATTERS	91
Certain Canadian Securities Law Matters	91
Certain U.S. Securities Law Matters	92
Certain UK Securities Law Matters	93
Certain South African Securities Law Matters	93
Delisting of Teck Shares	94
Ongoing Reporting Obligations of Anglo Teck and ExchangeCo	94

TAX MATTERS	97
Certain Canadian Federal Income Tax Considerations	97
Certain U.S. Federal Income Tax Considerations	103
Certain Peruvian Income Tax Considerations	105
Certain UK Tax Considerations	106

RISK FACTORS	108
Risks Relating to the Merger	108
Risks Relating to Anglo Teck Following Completion of the Merger	112
Risks Relating to the Exchangeable Shares	117

DISSENT RIGHTS	119

LEGAL MATTERS	121

ADDITIONAL INFORMATION	121
Interests of Informed Persons in Material Transactions	121
Interest of Directors and Officers in Matters to be Acted Upon	123
Expenses	123
Auditor	123
Availability of Documents	123
Exemptive Relief	123
Insurance	123
Board of Directors’ Approval	124

GLOSSARY OF CERTAIN TERMS	125

CONSENT OF BMO CAPITAL MARKETS	142

CONSENT OF SCOTIA CAPITAL	143

APPENDICES

APPENDIX “A” ARRANGEMENT RESOLUTION	A-1
APPENDIX “B” PLAN OF ARRANGEMENT	B-1
APPENDIX “C” BMO CAPITAL MARKETS FAIRNESS OPINION	C-1
APPENDIX “D” SCOTIA CAPITAL FAIRNESS OPINION	D-1
APPENDIX “E” INTERIM ORDER	E-1
APPENDIX “F” NOTICE OF HEARING PETITION	F-1
APPENDIX “G” INFORMATION CONCERNING TECK	G-1
APPENDIX “H” INFORMATION CONCERNING ANGLO AMERICAN	H-1
APPENDIX “I” INFORMATION CONCERNING ANGLO TECK	I-1
APPENDIX “J” UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF ANGLO TECK PLC	J-1
APPENDIX “K” SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT (AS MODIFIED) – DISSENT RIGHTS	K-1
APPENDIX “L” SUMMARY COMPARISON OF RIGHTS OF HOLDERS OF TECK SHARES, ANGLO SHARES AND EXCHANGEABLE SHARES	L-1
APPENDIX “M” FORM OF VOTING AND EXCHANGE TRUST AGREEMENT	M-1
APPENDIX “N” FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT	N-1

BUSINESS OF THE MEETING

At the Teck Meeting of Teck Shareholders holding Class A Shares and Class B Subordinate Voting Shares of Teck to be held on December 9, 2025 at 11:00 a.m. (Pacific Time), Teck Shareholders as of the Record Date, October 20, 2025 will be asked to consider, and if applicable, vote on the following items of business:

•	Arrangement Resolution

Teck Shareholders will consider, and, if deemed advisable, approve, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix “A” to this Information Circular, approving the Plan of Arrangement and any amendments or variations thereto pursuant to section 192 of the CBCA, involving, among other things, the Merger of Anglo American plc and Teck in accordance with the terms of the Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

Upon completion of the Merger, ExchangeCo, a subsidiary of Anglo American plc, will acquire all of the issued and outstanding Teck Shares and Teck will become an indirect subsidiary of Anglo American plc. Anglo American will continue the operations of Anglo American and Teck on a combined basis under the trade name “Anglo Teck”.

For further information in respect of the Merger, see the section entitled “The Merger” in this Information Circular.

THE TECK BOARD HAS UNANIMOUSLY DETERMINED, AFTER CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS, THAT THE MERGER IS IN THE BEST INTERESTS OF TECK AND IS FAIR TO TECK SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT TECK SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION. IT IS A CONDITION TO THE COMPLETION OF THE MERGER THAT THE ARRANGEMENT RESOLUTION BE APPROVED AT THE TECK MEETING.

•	Other Business

If other items of business are properly brought before the Teck Meeting, you or your duly appointed proxyholder can vote on such matters. Teck is not aware of any other items of business to be considered.

GENERAL INFORMATION

In this Information Circular, unless otherwise noted:

•	all information in respect of the number of issued and outstanding Teck Shares is as of October 20, 2025, the Record Date for the Teck Meeting, and all other information provided herein, except where otherwise indicated, is as of the date of this Information Circular;

•	unless otherwise defined herein, all capitalized words and phrases used in this Information Circular have the meanings given to such words and phrases in the Glossary of Certain Terms in this Information Circular;

•	unless otherwise stated, all references in this Information Circular to sums of money are expressed in United States dollars and “$” and “USD” refers to United States dollars. Any references to “CAD$” refer to Canadian dollars. All references to “£” refer to British pounds sterling;

•	references to “Teck”, the “Corporation”, “we”, “us”, or “our” are references to Teck and its Subsidiaries (and, following the completion of the Merger, to Anglo Teck and its Subsidiaries), and references to “Anglo Teck” are references to Anglo American, as enlarged by the completion of the Merger and operating under the trade name “Anglo Teck”, following the Effective Date; and

•	references to “you” and “your” are references to Teck Shareholders.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase securities in connection with the Merger or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation or proxy solicitation in such jurisdiction. The delivery of this Information Circular does not, under any circumstances, imply or represent that there has been no change in the information set forth herein since the date of this Information Circular. Teck Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors.

Solicitation of Proxies

Proxies are being solicited by Teck’s management in connection with the Teck Meeting. Solicitation will be primarily by mail, but may be supplemented by solicitation by Teck directors, officers, and employees without special compensation. Teck will pay the cost of any solicitation. Teck has retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with our communication with Teck Shareholders located in Canada and solicitation of proxies for a fee of approximately CAD$300,000, plus reasonable out-of-pocket expenses and applicable taxes. If you have any questions or require any assistance to vote your Teck Shares, please contact Laurel Hill, by telephone at 1-877-452-7184 (Toll-Free), by text message at 416-304-0211, or by email at assistance@laurelhill.com. Additionally, Teck has retained Innisfree M&A Incorporated (“Innisfree”) to assist in connection with our communication with Teck Shareholders located outside of Canada and the solicitation of proxies for a fee up to $350,000. If you are a Teck Shareholder located outside of Canada and have any questions, please contact Innisfree, by phone at +1 (877) 750-0510 Toll Free in the United States or +1 (412) 232-3651 outside of the United States. To keep current with and obtain information about completing your proxy form, please visit www.Teck.com/reports or visit Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Quorum

In order for the Teck Meeting to proceed, there must be at least three (3) Teck Shareholders present in person or by proxy who hold Teck Shares representing at least 25% of the votes that could be cast at the Teck Meeting.

Voting Shares and Principal Holders of Voting Shares

Teck is authorized to issue an unlimited number of Teck Class A Shares with 100 votes per share, an unlimited number of Teck Class B Subordinate Voting Shares, with one (1) vote per share, and an unlimited number of preference shares, issuable in series, of which there are nil preference shares outstanding.

On the Record Date, the following Teck Shares were outstanding:

Class	Number	Percentage of Aggregate Votes
Teck Class A Shares	7,599,532	61.3%
Teck Class B Subordinate Voting Shares	480,594,979	38.7%

Except as set out below, to the knowledge of Teck’s directors and officers, no person or company beneficially owns or exercises control or direction, directly or indirectly, over Teck Shares carrying more than 10% of the votes attached to any class of Teck Shares:

Name of Shareholder	Class A Number	Class A Votes (%)	Class B Number	Class B Votes (%)	Aggregate Votes (%)
Temagami Mining Company Limited (“Temagami”)(1)	4,300,000	56.6%	Nil	Nil	34.7%
SMM Resources Incorporated (“SMM”)	1,469,000	19.3%	3,045,099	0.6%	12.1%

(1)	Keevil Holding Corporation (“Keevil HoldCo”) beneficially owns 1,566,105 Teck Class B Subordinate Voting Shares and 51.16% of the outstanding shares of Temagami. SMM, a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd., beneficially owns 48.84% of the outstanding shares of Temagami.

The Teck Class A Shares trade on the TSX under the trading symbol “TECK.A”. The Teck Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the NYSE under the symbol “TECK”.

INFORMATION ABOUT VOTING

Who Can Vote

Teck Shareholders at the close of business on the Record Date, being October 20, 2025, are entitled to receive notice of and vote at the Teck Meeting, virtually or by proxy.

Matters to be Voted On

At the Teck Meeting, Teck Shareholders will be voting on the Arrangement Resolution. The Arrangement Resolution must be approved by at least: (a) sixty-six and two-thirds (66 2/3%) of the votes cast by all Teck Class A Shareholders present or represented by proxy at the Teck Meeting; and (b) sixty-six and two-thirds (66 2/3%) of the votes cast by all Teck Class B Shareholders present or represented by proxy at the Teck Meeting, each voting separately as a class.

How to Vote

Registered Teck Shareholders	Non-Registered Teck Shareholders

You hold your shares directly in your own name (a “Registered Teck Shareholder”) with our transfer agent, TSX Trust Company (the “Transfer Agent”).

A form of proxy is included with your meeting materials. The deadline for depositing proxies is December 5, 2025 at 11:00 a.m. (Pacific Time) (the “Proxy Deadline”).

Your shares are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (a “Non-Registered Teck Shareholder”).

Your intermediary has sent you a voting instruction form (“VIF”).

Attending the Teck Meeting	Attending the Teck Meeting

In person:

• attend the Teck Meeting and register with the Transfer Agent

Virtually:

•      attend the Teck Meeting at: https://virtual-meetings.tsxtrust.com/1856

•      log in as a shareholder using the control number located on your proxy form and the passcode “teck2025” (case sensitive)

In person:

•      follow the instructions on the VIF to appoint yourself as proxyholder to attend the Teck Meeting by placing your name in the space provided and returning the VIF according to the instructions on the VIF

•      attend the Teck Meeting and register with the Transfer Agent

Virtually:

•      after following the above steps to appoint yourself, take the secondary step to obtain a control number at: https://www.tsxtrust.com/control-number-request or by telephone the Transfer Agent at 416-682-3860 (within North America) or 1-866-751-6315 (outside North America) by 11:00 a.m. (Pacific Time) on December 5, 2025

•      attend the Teck Meeting at: https://virtual-meetings.tsxtrust.com/1856

•      log in using the control number you obtained at the link above and the passcode “teck2025”

Not Attending the Teck Meeting	Not Attending the Teck Meeting

Return your completed, signed, and dated form of proxy in one of the following ways:

•     vote by internet: www.meeting-vote.com

•      vote by fax to: 416-595-9593

•      scan and email to: proxyvote@tmx.com

•      mail to: TSX Trust Company Proxy Dept., PO Box 721, Agincourt, ON M1S 0A1

See the instructions on the form of proxy for more details.

Submit your voting instructions by completing and returning the VIF in accordance with the directions on the VIF in advance of the deadline indicated on the VIF:

•      vote by internet: www.proxyvote.com

•      vote by telephone: Canadian Non-Registered Teck Shareholders call: 1-800-474-7493 (English), 1-800-474-7501 (French); U.S. Non-Registered Teck Shareholders call: 1-800-454-8683

•       mail to: Data Processing Centre, PO Box 3700, STN, Industrial Park, Markham, ON L3R 9Z9

Revoking your Proxy	See the instructions on the VIF or contact your intermediary for more details.

You can revoke your proxy by:

•      completing and returning a new form of proxy before the Proxy Deadline with a later date;

•      sending a notice in writing to our Corporate Secretary before the Proxy Deadline;

•      providing a notice in writing to the Chair of the Teck Meeting at the Teck Meeting; or

•      any other manner permitted by law.

Revoking your Voting Instructions

Contact your intermediary for instructions on how to revoke voting instructions previously submitted.

Be sure to contact your intermediary well in advance of the Proxy Deadline.

Information About Proxy Voting

•	The Teck Management Nominees named as Teck’s proxyholders are Sheila Murray, Chair of the Teck Board or, failing her, Jonathan Price, President and CEO of Teck or, failing him, Norman Keevil III, Vice Chair of the Teck Board.

•	You may appoint another person other than the Teck Management Nominees (who need not be a shareholder) to represent you at the Teck Meeting by inserting the person’s name in the blank space provided and returning the form of proxy as specified before the Proxy Deadline. Registered Teck Shareholders will need to return your form of proxy using the methods listed above and on your proxy, followed by contacting the Transfer Agent at 416-682-3860 (within North America) or 1-866-751-6315 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 11:00 a.m. (Pacific Time) on December 5, 2025 and provide the Transfer Agent with the required information for your duly appointed proxyholder so that the Transfer Agent may provide such proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the form of proxy and will allow such proxyholder to log in to and vote at the Teck Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Teck Meeting as a guest and will not be able to vote.

•	Please note that only Registered Teck Shareholders and duly appointed proxyholders are permitted to vote at the Teck Meeting. A Non-Registered Teck Shareholder wishing to vote at the Teck Meeting must appoint themselves, or another person who need not be a Teck Shareholder, as a proxyholder based on the instructions on their VIF, followed by contacting the Transfer Agent at 416-682-3860 (within North America) or 1-866-751-6315 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 11:00 a.m. (Pacific Time) on December 5, 2025 and provide the Transfer Agent with the required information so that the Transfer Agent may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the VIF and will allow you to log in to and vote at the Teck Meeting.

•	The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder on a ballot in accordance with the instructions of the Teck Shareholder and if the Teck Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

•	The accompanying form of proxy confers discretionary authority upon proxyholders with respect to amendments or variations to the matters to be acted upon and other matters that properly come before the Teck Meeting.

•	Voting instructions and proxyholder appointments must be received by 11:00 a.m. (Pacific Time) on December 5, 2025 (or, if the Teck Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the day on which the Teck Meeting is reconvened). Nonetheless, the Chair of the Teck Meeting has discretion to extend or waive the proxy cut-off without notice and to accept late proxies.

Teck may utilize the Broadridge QuickVote™ system, which involves eligible Non-Registered Teck Shareholders who have not objected to Teck knowing who they are (non-objecting beneficial owners) being contacted by Laurel Hill Advisory Group (“Laurel Hill”) and Innisfree M&A Incorporated (“Innisfree”), who are soliciting proxies on behalf of management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the Non-Registered Teck Shareholder’s Intermediary). The QuickVote™ system is intended to assist eligible Non-Registered Teck Shareholders in placing their votes, however, there is no obligation for any Non-Registered Teck Shareholder to vote using the QuickVote™ system, and Non-Registered Teck Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Information Circular. Any voting instructions provided by a Non-Registered Teck Shareholder will be recorded and such Non-Registered Teck Shareholder will receive a letter from Broadridge (on behalf of the Non-Registered Teck Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted. If you have any questions and are located in Canada, please contact Laurel Hill, Teck’s strategic shareholder advisor and proxy solicitation agent, by phone at 1-877-452-7184 (Toll-Free), by text message at 416-304-0211, or by email at assistance@laurelhill.com. If you are located outside of Canada, please contact Innisfree, Teck’s U.S. based proxy solicitation agent and shareholder communication advisor, by telephone at +1 (877) 750-0510 (Toll-Free from the United States), or +1 (412) 232-3651 (from other countries). To keep current with and obtain information about completing your proxy form, please visit www.Teck.com/reports.

If you do not specify how you want to vote and you appoint the Teck Management Nominees as your proxyholders, they will vote FOR the Arrangement Resolution

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form or VIF, please contact Teck’s Canadian proxy solicitation agent, Laurel Hill or if you are located outside of Canada, Innisfree, as follows:

Laurel Hill Advisory Group

Call Toll-Free: 1-877-452-7184

Text: 416-304-0211

Email: assistance@laurelhill.com

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call: +1 (877) 750-0510 (Toll-Free from the United States) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

Voting Results

We will issue a news release with the voting results as soon as possible after the Teck Meeting and will also file the voting results with securities regulators as required under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Visit www.teck.com/news to see our news releases.

INFORMATION CIRCULAR

Introduction

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of Teck for use at the Teck Meeting. Unless otherwise defined herein, all capitalized words and phrases used in this Information Circular have the meanings given to such words and phrases in the Glossary of Certain Terms in this Information Circular.

No person has been authorized to give any information or to make any representation in connection with the Merger or any other matters to be considered at the Teck Meeting or any information discussed in or incorporated by reference in this Information Circular other than the information or representations contained in this Information Circular. If any such information or representation is given or made to you, you should not rely upon any such information or representation as having been authorized by Teck or Anglo American plc or as being accurate and such information or representation should not be relied upon in making a decision as to how to vote on the Arrangement Resolution. For greater certainty, to the extent that any information contained or provided on Teck’s website, Anglo American plc’s website, provided by Laurel Hill, or Innisfree is inconsistent with this Information Circular, you should rely on the information provided in this Information Circular.

Information contained on Teck’s website is not and is not deemed to be a part of this Information Circular or incorporated by reference herein and should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or any other business as may properly come before the Teck Meeting.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

Certain Information Contained in this Information Circular

Descriptions in this Information Circular of the terms of the Plan of Arrangement, the Scotia Capital Fairness Opinion, the BMO Capital Markets Fairness Opinion, the Interim Order, the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement, attached to this Information Circular as Appendices “B”, “C”, “D”, “E”, “”F”, M” and “N”, respectively, and the Arrangement Agreement and the Teck Voting Support Agreements (as defined below), which have been filed under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of each of these documents. You are urged to carefully read the full text of these documents. In the event of any inconsistency between the summary of any provision of these documents contained in this Information Circular and the actual text of the document, the text of the applicable document shall govern.

THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT, INCLUDING THE MERGER, HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Except as otherwise indicated, the information concerning Anglo American contained in this Information Circular, including under “Appendix “H” – Information Concerning Anglo American”, has been provided by Anglo American plc and should be read together with, and is qualified by, the documents of Anglo American plc incorporated by reference herein or, in respect of the scientific and technical information relating to the Collahuasi, Minas-Rio and Quellaveco properties, the technical reports in respect of such properties will be filed under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Although Teck has no knowledge that any statements contained herein taken from or based on such information provided by Anglo American plc are untrue or incomplete, neither Teck nor any of its officers or directors assumes any responsibility for the completeness or accuracy of such information, nor any failure by Anglo American plc or any of its affiliates or representatives to disclose facts or events which may have occurred or may affect the completeness or accuracy of any such information but which are unknown to Teck. In accordance with the Arrangement Agreement, Anglo American plc provided all necessary information concerning Anglo American that is required by the Interim Order or applicable Law to be included in this Information Circular and ensured that such information does not contain any misrepresentations. Information contained on Anglo American plc’s website is not and is not deemed to be a part of this Information Circular or incorporated by reference herein and should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or any other business as may properly come before the Teck Meeting.

Scientific and Technical Information

Unless otherwise indicated, scientific or technical information in this Information Circular (or incorporated herein by reference) relating to Teck and its mineral projects is based on information prepared by employees of Teck, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Jason Sangha, P.Eng, Vice President, Technical & Planning at Teck. Mr. Sangha: (a) is a “Qualified Person” as defined in NI 43-101; (b) is an officer or employee of Teck; and (c) has not received and will not receive a direct or indirect interest in any property of Teck or any of its associates or affiliates. As of the date hereof, Mr. Sangha owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Teck and Anglo American plc and less than 1% of any outstanding class of securities of Teck and Anglo American plc’s respective associates or affiliates.

Unless otherwise indicated, scientific or technical information in this Information Circular (or incorporated herein by reference) relating to Anglo American and its mineral projects is based on information prepared by employees of Anglo American, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision, or following review by, Andrew Smith, FSAIMM, VP Reserves for Anglo American. To the knowledge of Teck: (a) Mr. Smith is a “Qualified Person” as defined in NI 43-101; and (b) Mr. Smith has not received nor will receive a direct or indirect interest in any property of Anglo American plc or any of its associates or affiliates. As of the date hereof, to the knowledge of Teck, Mr. Smith owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Anglo American plc and Teck and less than 1% of any outstanding class of securities of Anglo American plc and Teck’s associates or affiliates. The scientific and technical information in this Information Circular regarding Anglo American plc’s material properties at Collahuasi, Minas-Rio and Quellaveco are based upon NI 43-101 technical reports that will be filed under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Mineral Resource and Mineral Reserve Information

All mineral reserves and mineral resources for Teck’s mineral properties have been estimated in accordance with CIM Standards and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of “inferred” mineral resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of mineral resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category or converted into a mineral “reserve”. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. The estimate of mineral resources may be materially affected by metal price assumptions and by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources for Teck in this Information Circular were estimated using CIM Standards and reported in accordance with NI 43-101.

The NI 43-101 technical reports in respect of Anglo American plc’s Collahuasi, Minas-Rio and Quellaveco properties were prepared in accordance with NI 43-101. However, certain information regarding ore reserves and mineral resources for Anglo American plc in this Information Circular were estimated and reported in accordance with the JORC Code and the SAMREC Code. Each of the JORC Code and the SAMREC Code is an “acceptable foreign code” for purposes of NI 43-101. Ore reserves and mineral resources reported pursuant to the JORC Code and the SAMREC Code are functionally equivalent to CIM Standards and the combined mineral reserves information included in this Information Circular for illustrative purposes has been prepared by aggregating Teck’s mineral reserves disclosure with ore reserves reported by Anglo American plc pursuant to the JORC Code and the SAMREC Code, in each case as of December 31, 2024. Anglo American plc has reconciled the reported ore reserves to the CIM definition of “mineral reserves” and there are no material differences other than with respect to certain properties owned by De Beers, for which there may be differences. Readers should understand that “inferred” mineral resources have a significant amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Anglo American plc’s mineral resources constitute or will be converted into mineral reserves.

Forward-Looking Statements

This Information Circular and the documents incorporated by reference herein contain certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “ability”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Information Circular and statements contained in the documents incorporated by reference herein are as of the date of such documents, unless otherwise indicated herein or in such documents, and accordingly, are subject to change after such date. These statements are based upon our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances.

These forward-looking statements include, but are not limited to, statements concerning:

•	our expectations with respect to the outcome of the Teck Meeting and the Anglo Meeting;

•	the reasons for, and anticipated benefits of, the Merger to the Parties thereto and their respective stakeholders, including corporate, operational, financial, scale and other synergies;

•	expectations regarding whether the Merger will be consummated, including whether conditions to the consummation of the Merger will be satisfied, or the anticipated timing for the closing of the Merger;

•	expectations regarding receipt of all necessary approvals and the expiration of relevant waiting periods;

•	the anticipated value of the Consideration to be received by Teck Shareholders, which may fluctuate in value due to trading prices of the Anglo Shares forming part of the Consideration;

•	expectations as to the structure, timing and anticipated effect of the Merger;

•	expectations as to the structure, future plans, and overall strategy and performance of Anglo Teck;

•	the anticipated receipt and timing of the Final Order and the Effective Date of the Merger;

•	the expected percentage ownership of Teck Shareholders and Anglo Shareholders following the consummation of the Merger and the sale price and market capitalization of Anglo Teck post-Merger;

•	expectations regarding the timing and payment of dividends by Teck prior to the completion of the Merger and the timing and amount of the Anglo Special Dividend and, if applicable, the Teck Catch-Up Dividend;

•	expectations regarding the synergies between Teck and Anglo American plc, including the expected revenue from the synergies and expected growth opportunities between Teck and Anglo American plc;

•	expectations regarding exploration, production and operation potential of Anglo Teck following the Merger;

•	expectations with respect to production capabilities and future financial or operating performance of Anglo Teck following the Merger;

•	expectations for the effects of the Merger on Anglo Teck’s financial position, cash flow and growth prospects;

•	the accuracy of the pro forma financial position and outlook of Anglo Teck following the closing of the Merger;

•	expectations regarding the composition and success of the Anglo Teck Board and management team;

•	expectations regarding the ability of Anglo Teck to be listed on the TSX and the NYSE (to be implemented as a listing of ADRs), subject to approval of the applicable exchanges, and the ability for Anglo Teck to continue its listings on the LSE and JSE;

•	expectations regarding the ability of the Exchangeable Shares to be listed on the TSX, subject to approval of the TSX;

•	anticipated tax treatment of the Merger for Teck Shareholders;

•	the ability for Teck Shareholders to elect to receive Exchangeable Shares;

•	the potential costs of the Merger to Teck, including in the event the Merger is not completed; and

•	anticipated future results and financial information relating to Anglo Teck post-Merger.

Forward-looking information is based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck and Anglo American plc as of the time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information. Forward-looking statements are subject to certain expectations and assumptions with respect to the Merger, including:

•	the structure and expected benefits of the Merger are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions;

•	certain steps in, and timing of, the Merger and the Effective Date, as well as the Consideration to be received by the Teck Shareholders pursuant to the Merger, are based upon the terms of the Merger and advice received from counsel to Teck relating to timing and expectations;

•	the listing of the Anglo Shares on the LSE and JSE and the potential listing of Anglo Teck on the TSX and NYSE (to be implemented as a listing of ADRs), subject to the approval of the applicable exchanges;

•	the potential listing of the Exchangeable Shares on the TSX, subject to the approval of the TSX;

•	the approval of the Arrangement Resolution by Teck Shareholders and the approval of the Anglo Allotment Resolution and the Anglo Name Change Resolution by Anglo Shareholders;

•	receipt of the Key Regulatory Approvals;

•	the ability of Teck and Anglo American plc to satisfy the other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, and in a timely manner, is based upon management’s current expectations regarding timing and the ability of Teck and Anglo American plc to satisfy their respective obligations under the Arrangement Agreement; and

•	management’s current expectations regarding the completion of the Merger, the ability to realize operational synergies and future growth in copper and other metals and mineral production.

Various assumptions underlying forward-looking information are based on management’s expectations concerning industry, economic and market conditions, including: (a) prevailing commodity prices and exchange rates; (b) projected capital and operating costs; (c) other assumptions set forth in the Teck technical reports and the Anglo American technical reports; (d) prevailing regulatory, tax and environmental laws and regulations, including tariffs; (e) that there will be no significant events occurring outside of the normal course of business of Teck and Anglo American; (f) future costs of labour, materials and other supplies; and (g) general economic, political and market conditions. In particular, the assessment and quantification of potential synergies as set out in this Information Circular have been informed by Anglo American and Teck management teams’ industry expertise and knowledge. The synergy assumptions have been risk adjusted and have been made based on certain assumptions and there can be no assurance that the synergies will be achieved.

Although we believe that these forward-looking statements are based on information and assumptions that are reasonable and complete, inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, which may cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to, the risks described in detail in the documents incorporated by reference herein and in this Information Circular, including in the section entitled “Risk Factors” in this Information Circular. Readers are cautioned not to place undue reliance on these forward-looking statements.

Factors that may cause actual results to vary materially include, but are not limited to the following:

•	there can be no assurance that the Merger will occur on the anticipated timeline or at all or that the anticipated strategic benefits and operational, competitive and cost synergies will be realized;

•	the Merger is subject to various regulatory approvals, including ICA Approval, and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The Merger could be modified, restructured or terminated by each of Teck and Anglo American plc in certain circumstances, and as such, the market price of Teck Shares or the business and operations of Teck may be materially adversely affected;

•	the Merger is subject to obtaining the Key Regulatory Approvals, including the ICA Approval, and if such Key Regulatory Approvals are not obtained or are granted with conditions that become applicable to the Parties (or Anglo Teck, following the Merger), the closing of the Merger may be delayed, jeopardized or prevented and/or the anticipated benefits of the Merger could be reduced;

•	the Exchange Ratio is fixed, subject to adjustments required in the event of payment of certain dividends by Anglo American plc or Teck prior to the Effective Time, and there can be no assurance that the market value of the Anglo Shares and/or Exchangeable Shares that Teck Shareholders may receive on the Effective Date will equal or exceed the market value of the Teck Shares held by such Teck Shareholders prior to the Effective Date;

•	if there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on Teck’s financial condition and cash resources if the Merger is completed;

•	the costs that Teck will incur in connection with the Merger, including the diversion of the attention of Teck’s management during the pendency of the Merger;

•	the fact that the Arrangement Agreement may be terminated in certain circumstances, including by mutual consent of Teck and Anglo American plc and that Teck may have to pay a termination fee to Anglo American plc under certain circumstances;

•	the possibility for Teck and Anglo American plc to become the target of securities class actions, oppression claims, derivative lawsuits and other claims in connection with the Merger;

•	the integration of Teck and Anglo American may not occur as planned, including that significant demands will be placed on Teck and Anglo American as a result of the Merger;

•	the fact that the market value of the Consideration to be issued in connection with the Merger may have a different market value than that which is expected;

•	changes in tax laws, regulations or future assessments;

•	failure to realize anticipated results, including revenue growth, anticipated cost savings or operating efficiencies from Anglo Teck’s major initiatives, including those from restructuring;

•	assumptions and estimates required for the preparation of the unaudited pro forma condensed combined financial statements may be materially different from Anglo Teck’s actual results and experience in the future;

•	the market price of the Exchangeable Shares may fluctuate significantly and may not be equivalent to the market price of Anglo Shares;

•	the receipt of a potential Acquisition Proposal by Teck or Anglo American plc, whether or not constituting a Superior Proposal;

•	there can be no assurance that the Exchangeable Shares will be listed on the TSX or, if listed, that an active trading market for the Exchangeable Shares will develop or be sustained in Canada; and

•	other risks and uncertainties discussed under the heading “Risk Factors”.

Our sustainability goals and strategies are based on a number of additional assumptions, including regarding: (a) the availability and effectiveness of technologies needed to achieve our sustainability goals and priorities; (b) the availability of clean energy sources and zero-emissions alternatives for transportation on reasonable terms; (c) our ability to implement new source control or mine design strategies on commercially reasonable terms without impacting production objectives; (d) our ability to successfully implement our technology and innovation strategy; and (e) the performance of new technologies in accordance with our expectations.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed in the “Cautionary Statement on Forward-Looking Statements” section of our Management’s Discussion and Analysis for the year ended December 31, 2024, and subsequent filings, which can be found under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Use of Non-GAAP Financial Measures and Ratios

The financial statements for Teck and Anglo American plc incorporated by reference or contained in this Information Circular have been presented in Canadian dollars and United States dollars, respectively, and in accordance with IFRS Accounting Standards in the case of Teck and the requirements of the UK Companies Act, UK-adopted International Accounting Standards and those parts of the UK Companies Act applicable to companies reporting under those standards and the requirements of the UK Disclosure Guidance and Transparency Rules as applicable to periodic financial reporting in the case of Anglo American plc. The management’s discussion and analysis of Teck for: (a) the year-ended December 31, 2024; and (b) the three- and nine-months ended September 30, 2025 refer to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards, do not have a standardized meaning prescribed by IFRS Accounting Standards and may not be comparable to similar financial measures and ratios reported by other issuers. The information related to Anglo American incorporated by reference or contained in this Information Circular presents alternative performance measures, including “group revenue”, “underlying EBIT”, “underlying EBITDA”, “underlying EBITDA – discontinued operations”, “underlying EBITDA – total Group”, “underlying earnings”, “underlying earnings – continuing operations”, “underlying earnings – discontinued operations”, “underlying effective tax rate”, “basic underlying earnings per share”, “basic underlying earnings per share from continuing operations”, “basic underlying earnings per share from discontinued operations”, “EBITDA margin”, “net debt”, “attributable return on capital employed (ROCE)”, “capital expenditure (capex)”, “operating free cash flow per share”, “sustaining attributable free cash flow”, “attributable free cash flow” and “cash conversion”, which are non-GAAP financial measures that are not measures recognized under IFRS Accounting Standards, do not have a standardized meaning prescribed by IFRS Accounting Standards and may not be comparable to similar financial measures and ratios reported by other issuers. This Information Circular refers to “adjusted EBITDA”, “Underlying EBITDA”, “underlying EBIT" and “Net Debt”, which are all also non-GAAP financial measures. These financial measures and ratios have been derived from Teck’s and, where applicable, Anglo American plc’s financial statements, and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of Teck and, where applicable, Anglo American plc’s operations and financial position and provide further information about financial results to investors.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS Accounting Standards. Additional information on the non-GAAP financial measures and non-GAAP ratios included in documents which are incorporated by reference or are included as an appendix to this Information Circular can be found in those documents. Teck’s management discussion & analysis for the year-ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Presentation of Financial Information and Pro Forma Statements

All financial statements and financial data derived therefrom included or incorporated by reference in this Information Circular pertaining to Teck have been prepared in accordance with IFRS Accounting Standards. The financial statements and financial data derived therefrom of Anglo American plc included or incorporated by reference in this Information Circular have been prepared in accordance with the requirements of the UK Companies Act, UK-adopted International Accounting Standards and those parts of the UK Companies Act applicable to companies reporting under those standards and the requirements of the UK Disclosure Guidance and Transparency Rules as applicable to periodic financial reporting, where applicable, and the unaudited pro forma condensed combined financial statements of Anglo Teck that give effect to the Merger, which are set forth in Appendix “J” to this Information Circular, have been derived from underlying financial statements of Anglo American and the financial statements of Teck. Accordingly, the financial statements and the unaudited pro forma condensed combined financial statements should be read in conjunction with the financial statements of Anglo American plc and Teck for the relevant periods and may not be comparable to financial statements or pro forma financial statements prepared in accordance with IFRS Accounting Standards. Management has reviewed the consolidated financial statements of Anglo American plc and the unaudited pro forma condensed combined financial statements of Anglo Teck included in this Information Circular and has determined that the application of IFRS Accounting Standards used in their preparation differ in certain respects. The differences have no impact on the historical financial information of Anglo American plc presented herein. For further details, see the notes to the unaudited pro forma condensed combined financial statements of Anglo Teck set out in Appendix “J” to this Information Circular.

Pro forma financial information included in this Information Circular is for informational purposes only and is unaudited. All unaudited pro forma financial information contained in this Information Circular has been derived from financial statements prepared in accordance with the requirements of the UK Companies Act, UK-adopted International Accounting Standards and those parts of the UK Companies Act applicable to companies reporting under those standards and the requirements of the UK Disclosure Guidance and Transparency Rules as applicable to periodic financial reporting, in respect of Anglo American plc, and IFRS Accounting Standards in respect of Teck, to illustrate the effect of the Merger. The pro forma financial information set forth in this Information Circular should not be considered to be what the actual financial position or other results of operations would have necessarily been had Teck and Anglo American plc operated as a single combined company as, at, or for the periods stated, in such pro forma financial information.

Exchange Rate Information

The following tables set forth the high and low daily exchange rates for one United States dollar expressed in Canadian dollars, for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates reported by the Bank of Canada.

Canadian dollars (CAD$)

	Year Ended December 31
	2024	2023
	($)	($)
Highest rate during the period	1.4416	1.3875
Lowest rate during the period	1.3316	1.3128
Average rate for the period	1.3698	1.3497
Rate at the end of the period	1.4389	1.3226

On September 8, 2025, the Business Day immediately prior to the announcement of the Arrangement Agreement, the daily exchange rate as reported by the Bank of Canada was $1.00 = CAD$1.3816 or CAD$1.00 = $0.7238. On October 31, 2025, the daily exchange rate as reported by the Bank of Canada was $1.00 = CAD$1.4018 or CAD$1.00 = $0.7134.

Industry and Market Data

Industry and market data presented throughout this Information Circular were obtained from third party sources, industry reports and publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate. We believe that the market and economic data presented throughout this Information Circular are accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Information Circular are not guaranteed and we do not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasts in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, we have not independently verified any of the data from third party sources referred to in this Information Circular, analysed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources and, accordingly, undue reliance should not be placed on such information. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

Trademarks

This Information Circular includes certain trademarks, such as Teck and Anglo American, which are protected under applicable intellectual property laws and are our property or the property of Anglo American, as applicable. Solely for convenience, our trademarks and trade names referred to in this Information Circular may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks used in this Information Circular are the property of their respective owners.

Notice to Teck Shareholders in Certain Jurisdictions

Notice to Teck Shareholders in the United States

THE ANGLO SHARES AND THE EXCHANGEABLE SHARES TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Information Circular is not an offer to sell or a solicitation of offers to purchase or subscribe for the Anglo Shares or the Exchangeable Shares nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied upon in connection with, any contract therefor. This Information Circular does not constitute a prospectus under the securities laws and regulations of the United States or any other applicable laws.

The Anglo Shares and the Exchangeable Shares to be issued under the Merger will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) on the basis of the approval of the Court, which will consider, among other things, the fairness of the Merger to the persons affected. See “The Merger — Court Approval”. The Anglo Shares and the Exchangeable Shares to be issued under the Merger will not be subject to resale restrictions under the U.S. Securities Act, except for restrictions imposed by the U.S. Securities Act on the resale of Anglo Shares or Exchangeable Shares received pursuant to the Merger by persons who are, or within three (3) months before the resale were, “affiliates” of Anglo American plc or ExchangeCo. See “Securities Law Matters – Certain U.S. Securities Law Matters”.

Teck Shareholders who are citizens or residents of the United States should be aware that the Merger described herein may have both U.S. and Canadian tax consequences to them which may not be fully described in this Information Circular. For a general discussion of the Canadian and U.S. federal income tax consequences to investors who are resident in the United States, see “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada” and “Certain U.S. Federal Income Tax Considerations”. U.S. holders are urged to consult their own tax advisors with respect to such U.S. and Canadian income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

Teck is a “foreign private issuer” within the meaning of Rule 3b-4(c) of the U.S. Exchange Act, and this solicitation of proxies is therefore not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and Securities Laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Teck Shareholders located or resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Teck incorporated by reference herein have been prepared in accordance with IFRS Accounting Standards and have been subject to PCAOB auditing standards where applicable. Accordingly, the financial statements of Teck may not be comparable to financial statements prepared in accordance with U.S. GAAP. The financial statements of Anglo American plc included or incorporated by reference herein have been prepared in accordance with the requirements of the UK Companies Act, UK-adopted International Accounting Standards and those parts of the UK Companies Act applicable to companies reporting under those standards and the requirements of the UK Disclosure Guidance and Transparency Rules as applicable to periodic financial reporting and have been subject to International Standards on Auditing (UK), where applicable, and the unaudited pro forma condensed combined financial statements of Anglo Teck that give effect to the Merger, which are set forth in Appendix “J” to this Information Circular, have been derived from underlying financial statements of Anglo American and the financial statements of Teck. Accordingly, the financial statements and the unaudited pro forma condensed combined financial statements should be read in conjunction with the financial statements of Anglo American plc and Teck for the relevant periods and may not be comparable to financial statements or pro forma financial statements prepared in accordance with U.S. GAAP.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Teck, ExchangeCo, CallCo and HoldCo are organized under the laws of a jurisdiction outside the United States, that their officers and directors include residents of countries other than the United States, that some of the experts named in this Information Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Teck, ExchangeCo, CallCo, HoldCo and such persons are located outside the United States. As a result, it may be difficult or impossible for shareholders in the United States to effect service of process within the United States on Teck, ExchangeCo, CallCo, HoldCo or such persons, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, the shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

Disclosure regarding Teck and Anglo American plc’s mineral properties, including with respect to mineral reserve and mineral resource estimates included or incorporated by reference in this Information Circular was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC generally applicable to United States companies pursuant to the standards adopted under Regulation S-K 1300. Accordingly, there is no assurance any mineral reserves or mineral resources that Teck or Anglo American plc may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Teck or Anglo American plc prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300.

SUMMARY

The following summary is an overview only of the information in this Information Circular. It should be read in conjunction with the more detailed information that is referred to or appears elsewhere in this document, including the Appendices and documents that are incorporated by reference in this Information Circular.

Purpose of the Meeting

At the Teck Meeting, Teck Shareholders will be asked to consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution with respect to the Merger pursuant to which, among other things, ExchangeCo, a wholly-owned subsidiary of Anglo American plc, will acquire all of the outstanding Teck Shares in exchange for the issuance of the Exchange Ratio of Anglo Consideration Shares for each outstanding Teck Share held, or, in the case of eligible Electing Holders, the Exchange Ratio of Exchangeable Consideration Shares for each outstanding Teck Share held.

Date, Time and Place of the Meeting

A special meeting of Teck Shareholders will be held at Suite 400-550 Burrard Street, Vancouver, British Columbia, Canada and virtually at: https://virtual-meetings.tsxtrust.com/1856 on December 9, 2025 at 11:00 a.m. (Pacific Time).

Record Date

The Teck Board has set the close of business on October 20, 2025 as the record date for determining Teck Shareholders who are entitled to receive notice of and vote at the Teck Meeting. See “Information About Voting”. If you have questions, including the procedures for voting, please contact our proxy solicitation agents:

Laurel Hill Advisory Group

70 University Ave #1440

Toronto, ON

M5J 2M4

Call Toll-Free: 1-877-452-7184; text: 416-304-0211; email at assistance@laurelhill.com

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call: +1 (877) 750-0510 (Toll-Free from the United States) or +1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

Summary of the Merger

On September 9, 2025, Teck and Anglo American plc entered into the Arrangement Agreement pursuant to which Anglo American plc agreed to indirectly acquire all of the issued and outstanding Teck Shares to effect an at market “merger of equals”. The Merger will be effected by way of a court-approved Plan of Arrangement under the CBCA involving, among others, Teck and Anglo American plc, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the Teck Shareholder Approval, the Anglo Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions to the Merger set out in the Arrangement Agreement, Anglo American plc will indirectly acquire all of the issued and outstanding Teck Shares on the Effective Date.

If completed, the Merger will result in ExchangeCo, a subsidiary of Anglo American plc, acquiring all of the issued and outstanding Teck Shares on the Effective Date, and Anglo American plc will, subject to the approval of the Anglo Name Change Resolution, change its name to “Anglo Teck plc” and, whether or not the Anglo Name Change Resolution is approved, continue the operations of Anglo American and Teck on a combined basis under the trade name “Anglo Teck”. In accordance with the Plan of Arrangement, commencing at the Effective Time, Teck Shareholders (other than Dissenting Shareholders) will receive the Exchange Ratio of an Anglo Share for each Teck Share or, in the case of electing Eligible Holders, the Exchange Ratio of an Exchangeable Share, for each Teck Share, in each case as held at the Effective Time.

Former Teck Shareholders and Former Anglo Shareholders are expected to own approximately 37.6% and 62.4% of Anglo Teck, respectively, immediately following completion of the Merger. The pro forma ownership in Anglo Teck is based on Anglo American plc’s issued share capital of 1,079,143,738 Anglo Shares on a fully diluted basis as of September 5, 2025 (excluding the Anglo Charitable Trust Shares, see “Appendix “H” – Information Concerning Anglo American – Outstanding Securities Data”), and Teck’s share capital of 488,869,975 Teck Shares outstanding, fully diluted on a net share settled basis as of September 5, 2025, comprising 7,599,532 Teck Class A Shares outstanding and 481,270,443 Teck Class B Subordinate Voting Shares outstanding inclusive of estimated dilutive impact of Teck Options). See “Appendix “I” – Information Concerning Anglo Teck” in this Information Circular for more information.

The Arrangement Agreement

On September 9, 2025, Teck entered into the Arrangement Agreement with Anglo American plc, pursuant to which it has agreed, among other things, to implement the Merger in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement. The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which can be found under Teck’s issuer profiles SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and to the more detailed summary contained elsewhere in this Information Circular. See “The Arrangement Agreement” in this Information Circular for more information.

Conditions Precedent to the Consummation of the Merger

The obligations of Teck and Anglo American plc to complete the Merger are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in this Information Circular. These conditions include, among others, the receipt of Teck Shareholder Approval, Anglo Shareholder Approval, Key Regulatory Approvals, certain TSX, NYSE, LSE, and JSE approvals or acknowledgements, as applicable, and the Final Order. See “The Arrangement Agreement – Conditions Precedent to the Consummation of the Merger” in this Information Circular for more information.

Termination of the Arrangement Agreement

Teck and Anglo American plc may mutually agree in writing to terminate the Arrangement Agreement and not complete the Merger at any time prior to the Effective Date. In addition, each of Teck and Anglo American may terminate the Arrangement Agreement and not complete the Merger at any time prior to the Effective Date if certain specified events occur. See “The Arrangement Agreement – Termination of the Arrangement Agreement” in this Information Circular for more information.

Termination Payments

The Arrangement Agreement provides for a reciprocal termination fee of $330 million payable by either Teck or Anglo American plc in certain circumstances if the Arrangement Agreement is terminated. See “The Arrangement Agreement – Termination Payments” in this Information Circular for more information.

Covenants and Representations and Warranties

The Arrangement Agreement contains customary covenants and representations and warranties for a transaction of this nature, including among other things, reciprocal non-solicitation provisions, pre-completion restrictions on operations and undertakings to secure regulatory approvals (absent a Burdensome Condition), all of which are summarized in this Information Circular. See “The Arrangement Agreement – Covenants” and “The Arrangement Agreement – Representations and Warranties” in this Information Circular for more information.

Background to the Merger

See “The Merger – Background to the Merger” for a summary of the main events that led to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the Parties that preceded the execution of the Arrangement Agreement and the public announcement of the Merger.

Recommendation of the Teck Board

The Teck Board has unanimously determined, after careful consideration of the terms of the Merger and the Arrangement Agreement, the advice of its independent financial and legal advisors, and after receipt and review of the Merger Fairness Opinions and such other matters as it considered necessary and relevant, that the Merger is in the best interests of Teck and is fair to Teck Shareholders. Accordingly, the Teck Board unanimously recommends that Teck Shareholders vote FOR the Arrangement Resolution. See “The Merger – Recommendation of the Teck Board” in this Information Circular for more information.

For additional information on the reasons for the recommendation of the Teck Board, see also “The Merger – Reasons for the Merger” and “The Merger – Merger Fairness Opinions”.

Reasons for the Merger

In the course of its evaluation of the Merger and in reaching the Teck Board Recommendation, the Teck Board consulted with Teck’s senior management, its financial advisors and its legal counsel, and considered a number of strategic, financial and operational factors and potential benefits and risks of the Merger, including, without limitation, those listed below, as well as the Teck Board’s knowledge of the business, financial condition and prospects of Teck. In summary, in reaching its unanimous recommendation that Teck Shareholders vote FOR the Arrangement Resolution, the Teck Board determined that a merger with Anglo American presented a highly attractive and unique executable opportunity to create shareholder value above the value to be created from Teck’s standalone trajectory, while lowering downside risk through improved resilience and asset diversification and preserving strategic flexibility.

The following is a summary of certain primary factors considered and relied upon by the Teck Board in reaching its determinations:

•	Opportunity to participate in future value creation from the Merger, including from the Anglo American portfolio.

o	Under the Merger, Teck Shareholders will receive all share consideration and are expected to own approximately 37.6% of the combined Anglo Teck, on a fully-diluted basis. The terms of the Merger will allow Teck Shareholders to maintain their full investment and participate in future value upside at Anglo Teck created by participation in a combined company with the following key attributes: (a) a world-class portfolio with improved growth prospects and a more diversified operating base in attractive mining jurisdictions; (b) the potential to create and derive substantial synergies from the Merger; (c) a top five (5) global copper producer with over 70% exposure to copper from a portfolio of assets with attractive cost profiles and long resource lives; (d) superior size and scale, providing enhanced resilience; (e) significant re-rating potential as a premium copper equity with an enhanced capital markets footprint; and (f) a strong balance sheet and enhanced financial resilience. In addition to potential QB – Collahuasi adjacency synergies, the benefits to Teck Shareholders will also include participation in value generated from the planned efforts underway between Anglo American and Corporación Nacional del Cobre de Chile to implement a joint mine plan in respect of the adjacent copper mines Los Bronces and Andina in Chile, which is expected to result in approximately 120,000 tonnes of potential additional annual copper production (on a 100% basis) beginning in 2030. Exposure to Anglo American’s organic growth and value creation, including from the continued portfolio simplification process, will provide Teck Shareholders with access to a wider set of attractive, value-accretive initiatives and growth opportunities than Teck could otherwise offer on a standalone basis.

o	The special dividend to be paid to Anglo American shareholders achieves an efficient opening balance sheet and increases Teck Shareholders’ participation in Anglo Teck relative to the ownership ratio implied by the relative trading values of Teck and Anglo American plc immediately prior to the date of announcement. Based on Teck’s and Anglo American plc’s respective closing prices on the TSX and LSE as of September 8, 2025 (being the last Business Day prior to the date of announcement), the relative market capitalization, on a fully-diluted basis, of Teck and Anglo American plc was approximately 34.0%:66.0%. The net $4.5 billion special dividend payable to Anglo Shareholders at closing will reduce Anglo American’s contributed equity value, thereby increasing Teck Shareholders’ participation in the Anglo Teck assets, transaction synergies and all other future value creation opportunities to 37.6% of the combined Anglo Teck, on a fully-diluted basis.

o	Anglo American and Teck have both recently been engaged in substantial portfolio simplification, which makes this the right time to bring the two companies together with a streamlined, new organizational structure that retains and leverages the best of both organizations across a larger global business.

•	World-class portfolio and improved growth prospects. The Merger will allow Teck Shareholders to participate in a diversified portfolio of high-quality operating assets across future-facing commodities, including interests in:

o	six (6) world-class copper assets in Collahuasi, Quebrada Blanca, Quellaveco, Los Bronces, Highland Valley Copper and Antamina;

o	one of the world’s largest zinc mines in Red Dog;

o	Minas-Rio and Kumba, two premium iron ore businesses with strong cash flow characteristics; and

o	other complementary operating assets, including the Carmen de Andacollo and El Soldado copper operations, the Trail Operations and Chagres integrated smelters, and the GEMCO and Mamatwan/Wessels manganese operations.

Anglo Teck is also expected to offer investors an improved and de-risked growth outlook, with multiple avenues to drive capital-efficient increases in copper production in:

o	the near-term through de-bottlenecking and other optimization initiatives at Quebrada Blanca, Collahuasi and Quellaveco, as well as the Highland Valley Copper mine life extension and the margin enhancing ultra-high-dense-media-separation project at Kumba;

o	the medium-term through incremental production from the capture of adjacency benefits between Quebrada Blanca and Collahuasi and Los Bronces and Andina and through the development of Zafranal and San Nicolás; and

o	the longer-term through delivery of compelling organic growth projects from Anglo Teck’s leading pipeline of opportunities, including brownfield expansion projects involving Quebrada Blanca, Collahuasi and Minas-Rio, the mine life extension project at Red Dog, and other greenfield development options such as Galore Creek, NuevaUnión, Schaft Creek, NewRange, Woodsmith and Sakatti. In addition, Anglo Teck will have highly attractive district-level growth options at Quellaveco and Los Bronces, which could potentially include future underground expansion at both assets.

The combination of asset quality and accretive short- and medium-term growth potential will provide investors with an attractive opportunity to participate in compelling long-term copper fundamentals, underpinned by continued economic development and the ongoing global energy transition and electrification trends. As a larger and more resilient company, Anglo Teck would have the resources to pursue value creation initiatives and growth opportunities that would not be available to Teck on a standalone basis.

•	Compelling value creation through synergies. The combination of Teck and Anglo American represents a compelling opportunity to unlock significant operational and functional synergies, as well as unique portfolio synergies between the adjacent Collahuasi and QB operations. These synergies will create a stronger, more resilient financial platform with scale advantages, including greater flexibility to reallocate capital dynamically to the highest-returning opportunities, including shareholder returns.

o	Anglo Teck expects to deliver total pre-tax recurring annual synergies of approximately $800 million by the end of the fourth year following completion of the Merger, with approximately 80% of these synergies expected to be realized on a run-rate basis by the end of the second year following completion of the Merger. These synergies will be driven by economies of scale, operational efficiencies, and implementation of best practices to deliver commercial and functional excellence across the combined organization. Synergy estimates reflect analyses conducted by Teck and Anglo American, and Teck also received input from its own third party experts that helped corroborate the magnitude and achievability of the potential synergies, and are expected to be realized as follows:

▪	board and head-office (approximately $60 million of annual synergies): synergies are expected to be driven by optimization and rationalization of board, executive leadership and other costs associated with being separate public companies;

▪	corporate and business overhead (approximately $150 million of annual synergies): synergies are expected to be generated from consolidation, optimization and operating model alignment of overlapping functions and capabilities;

▪	procurement (approximately $490 million of annual synergies, of which approximately $110 million relates to recurring capital expenditure synergies): synergies are expected to be generated from direct and indirect procurement cost synergies across Anglo Teck, driven by scale economies and consolidation and rationalization of overlapping spend categories and suppliers; and

▪	marketing revenue (approximately $100 million of annual synergies): synergies are expected to be generated by alignment of operating models and leveraging marketing and trading best practice capability within Anglo Teck.

It is expected that the realization of these recurring synergies will require estimated one-off cash costs of approximately $700 million incurred in the first three (3) years following completion of the Merger.

o	Anglo Teck is also expected to unlock an additional approximately $1.4 billion (on a 100% basis) of Underlying EBITDA revenue synergies between the adjacent Collahuasi and QB operations, on an average pre-tax annual basis from 2030-2049, resulting from an anticipated approximately 175,000 tonnes of potential additional annual copper production. With a capital intensity of approximately $11,000 per tonne of incremental copper production, extracting these EBITDA synergies represents a highly attractive and capital-efficient investment opportunity relative to standalone extension or expansion options, both across the sector (where the capital intensity is estimated to be approximately $30,000-40,000 per tonne of copper production) and within the Anglo Teck portfolio. Anglo Teck, as the only party that would be a shareholder in both the Collahuasi and QB joint ventures and with material interests in each asset, will be well-positioned to facilitate the necessary agreements between joint venture partners to capture this value creation opportunity in a timely and efficient manner, primarily through operational integration and optimization of each of the assets. Additionally, Anglo Teck’s large combined share of a joint Collahuasi-QB complex would support earlier integration of these adjacent assets and a reprioritization of the production expansion projects at Collahuasi and QB, accelerating and enhancing the delivery of this incremental value for shareholders.

•	Creation of a top five global copper producer and critical minerals champion. The Merger will combine two copper-focused industry leaders to create a global critical minerals champion with a highly attractive portfolio of operations, projects and exploration opportunities that will allow Anglo Teck to capitalize upon the current highly compelling supply/demand fundamental outlook for copper and other base metals. Anglo Teck would be a top five global copper producer, expected to offer investors more than 70% exposure to copper from a portfolio of assets with attractive cost profiles and long resource lives. In addition, Anglo Teck expects to be able to access additional top-tier mining talent that will complement its existing human capital, and leverage the respective experience of Anglo American and Teck in successfully developing and operating multiple mines in Chile and Peru.

•	Superior size, global footprint and scale with a more diversified operating base. Anglo Teck will be substantially larger than Teck on a standalone basis and have a more diversified portfolio of high-quality operating assets, reducing the broader business risk from disruptions at any single asset, providing greater cash flow stability and resilience, superior access to capital and an improved ability to return cash to shareholders while investing in future value-enhancing projects through the cycle. In this regard, the Teck Board noted that:

o	Based on Teck’s and Anglo American’s respective closing prices on the TSX and LSE as of September 8, 2025 (being the last business day prior to the date the Merger was announced) Anglo Teck would have an aggregate market capitalization in excess of $50 billion (before any adjustment for the payment of the Anglo Special Dividend payable to Anglo American shareholders), significantly more than double Teck’s size prior to the announcement of the Merger.

o	For the year ended December 31, 2024, Anglo American reported underlying EBITDA of $8,460 million, as presented in its 2024 Integrated Annual Report, and Teck reported adjusted EBITDA of $2,038 million (CAD$2,933 million converted to U.S. dollars), as presented in its 2024 Annual Report, each with compelling cost-curve positioning, creating confidence in performance through the cycle. The results for the combined Anglo Teck are expected to be further enhanced by sustainable margin improvement from the anticipated synergies, as outlined above.

•	Enhanced capital markets footprint and significant re-ratings potential. Anglo Teck expects to maintain stock market listings on the LSE (equity shares (commercial companies) category) and JSE and seek listings on the TSX and NYSE, subject to the approval or acceptance of each applicable exchange. The combination of increased scale and a global capital markets footprint that spans major centres of mining finance and technical expertise is expected to increase liquidity, expand Anglo Teck’s access to a deeper pool of investors. Given the quality of the combined asset base, the increased financial resilience, the improved growth outlook alongside balance sheet strength and talent to deliver on that growth potential, overall enhanced market presence and greater access for global shareholders, there is significant potential for the combined Anglo Teck to re-rate over time to a premium copper valuation multiple.

•	Enhanced balance sheet and financial resilience. The increased financial strength and scale of Anglo Teck is expected to provide enhanced resilience and flexibility to build on a proven track record of attractive returns to shareholders while also maintaining a strong, investment-grade balance sheet and funding a robust pipeline of growth projects. This financial position, further supported by a diversified portfolio of operating and cash-generating assets, with a diverse geographic footprint in high-quality jurisdictions, would provide capacity to consistently return capital to shareholders and invest through the cycle and allow Anglo Teck to maximize shareholder value over the long-term. Additionally, the composition of the combined company’s portfolio, an expanded cash flow base and the realization of anticipated synergies is expected to result in a stronger financial profile than Teck has today, positioning Anglo Teck for enhanced investment grade credit metrics.

•	Business climate and review of strategic alternatives. The Teck Board considered the proposed Merger and a range of potential strategic alternatives in the context of the current and prospective base metals mining industry business climate and economic and market conditions and expectations, including commodity price, supply, and demand expectations, the future prospects of Teck’s business, and the potential impact of the proposed Merger on affected stakeholders. This review of alternatives included consideration of the prospective value opportunity for Teck Shareholders from management continuing to execute its business and strategy as a standalone entity, and from various potential acquisitions and other combinations of Teck with another entity or its mineral properties in each case taking into account and assessing the potential benefits, risks (including execution and regulatory risk) and uncertainties associated with those other opportunities. As part of this review, the Teck Board assessed the risks of operating as a standalone entity, which included risks related to Teck’s ongoing operations and growth opportunities and general business, economic and market conditions, and the expected timing to complete the tailings management facility remediation efforts and fully ramp-up operations at Quebrada Blanca. After conducting such review, and in consultation with its financial and legal advisors, the Teck Board determined that the Merger provided an opportunity to create shareholder value above the expected value from Teck’s standalone trajectory and from other reasonable available strategic alternatives, as a result of the anticipated benefits of the proposed Merger and the improved growth platform provided by Anglo Teck and with significantly less downside risk than Teck’s standalone plan. The Teck Board also determined that the proposed Merger was the alternative that would not foreclose the opportunity of Teck Shareholders to benefit from strategic alternatives available to or undertaken by the combined company following the closing of the Merger.

•	Strong Values and Clear Purpose. Anglo Teck will continue to prioritize long-term value creation that focuses on safety and health, is inclusive and responsible, and recognize the importance of environmental protection and social progress, building on the respective track records of Teck and Anglo American. Both Anglo American and Teck have earned recognition as trusted leaders in sustainability within the global mining industry, including leading social and environmental stewardship, Indigenous and community relations, and responsible resource development. In its evaluation of the Merger, the Teck Board considered the culture and values of Anglo American, which it believes are aligned with Teck’s culture and values, which should facilitate a successful integration of the two companies.

•	Support of Directors, Management Teams and Shareholders of Teck. The Merger is supported by Temagami, SMM, Dr. Norman B. Keevil and the directors and executive leadership team of Teck, who have collectively agreed to vote shares representing approximately 79.8% of the issued and outstanding Teck Class A Shares and approximately 0.02% of the issued and outstanding Teck Class B Shares as of the Record Date in favour of the Arrangement Resolution at the Teck Meeting.

•	Financial Advice and Fairness Opinions. Teck engaged Ardea and BMO Capital Markets as financial advisors in connection with the proposed Merger and the review of certain other strategic alternatives. BMO Capital Markets provided a fairness opinion to Teck’s Board with respect to the fairness to Teck Shareholders of the Consideration to be received by Teck Shareholders pursuant to the Merger, the full text of which is attached as “Appendix “C” – BMO Capital Markets Fairness Opinion” to this Information Circular. Teck also engaged Scotia Capital to provide an independent fairness opinion to Teck’s Board with respect to the fairness to Teck Shareholders of the Consideration to be received by Teck Shareholders pursuant to the Merger, the full text of which is attached as “Appendix “D” – Scotia Capital Fairness Opinion” to this Information Circular. Each of BMO Capital Markets and Scotia Capital provided an opinion to the Teck Board to the effect that, as of September 8, 2025, and based upon and subject to the assumptions and limitations and qualifications set forth in their respective written opinions, the Consideration to be received by Teck Shareholders pursuant to the Merger is fair from a financial point of view to Teck Shareholders.

•	Balanced Governance and Management Participation. Until the close of the annual general meeting of Anglo Teck shareholders following the third anniversary of the Effective Time, the Anglo Teck Board is required to have an even number of directors, including an equal number of nominees, from each of Teck and Anglo American. The chairperson of the Anglo Teck Board immediately following the Effective Time will be Sheila Murray and the Anglo Teck Deputy Chief Executive Officer will be Jonathan Price, Teck’s current Chief Executive Officer. All of these considerations will allow for oversight of, continuing influence on, and input into the strategy of the combined company by people from Teck.

•	Committed to Canada. The commitments by the combined company to Canada will allow Anglo Teck, as a long-term participant in and active member of Canada’s mining ecosystem, to benefit from future value creation from the responsible delivery of Canada’s natural resource endowment and from contributing to and benefiting from Canada’s mining sector leadership.

The terms of the proposed Merger are the result of consideration of a variety of strategic alternatives and a comprehensive arm’s length negotiation process, undertaken with the oversight of the Teck Board, with the benefit of advice from its financial and legal advisors. In the course of its deliberations, the Teck Board also considered the various procedural and qualitative safeguards provided by the process leading up to and the terms of the Arrangement Agreement to protect the interests of Teck and the Teck Shareholders, including:

•	Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Teck’s ability to solicit interest from third parties, the Arrangement Agreement allows Teck to engage in discussions and negotiations regarding any unsolicited competing proposal for Teck received prior to the Teck Meeting that constitutes or would reasonably be expected to constitute or lead to a Teck Superior Proposal.

•	Shareholder and court approval. The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast in person or by proxy by Class A common and Class B subordinate voting shareholders of Teck, voting as separate classes at the Teck Meeting. The Merger is also subject to a determination of the Court that the Merger is fair and reasonable, both procedurally and substantively, to Teck Shareholders.

•	Likelihood of Completion. The likelihood that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals and the remedies available under the Arrangement Agreement to Teck in the event of various breaches by Anglo American, which the Teck Board believed supported the conclusion that a transaction with Anglo American could be completed on a reasonable timetable for such a transaction and in an orderly manner.

•	Reasonable break fee. The amount of the Teck Termination Payment, being $330 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a cross-border transaction of the nature and size of the Merger and should not preclude a third party from making an unsolicited Teck Superior Proposal.

•	Dissent Rights. Registered Teck Shareholders who do not vote in favour of the Arrangement Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive fair value for their Teck Shares.

The Teck Board also considered a number of potential risks in respect of the Merger, including:

•	Synergy Achievement Risk. The Teck Board considered the potential challenges and difficulties in integrating the business, operations, and workforce of Teck with those of Anglo American and the risk that anticipated synergies and operational efficiencies between the two companies, or other anticipated benefits of the Merger, might not be realized or might take longer to realize than expected.

•	Consideration. The Teck Board considered that, because the Merger consideration is generally based on a fixed exchange ratio rather than a fixed value, Teck Shareholders bear the risk of a relative decrease in the price of Anglo Shares during the pendency of the Merger, and the Arrangement Agreement does not provide Teck Shareholders with an adjustment to the consideration received in such circumstances. If the value of Anglo American’s assets declines relative to the value of Teck’s businesses prior to completion of the Merger, the ownership percentage of the current Anglo Shareholders in the combined company may exceed Anglo American’s relative contribution to the combined company. Further, as the Merger consideration consists of Anglo Shares (and Exchangeable Shares), the value of such consideration is subject to risks related to the business and financial condition of Anglo Teck.

•	Interim Operating Covenants. The Teck Board considered the restrictions on the conduct of Teck’s and its subsidiaries’ businesses during the period between the execution of the Arrangement Agreement and the completion of the Merger as set forth in the Arrangement Agreement, including that Teck must conduct its business only in the ordinary course, subject to specific exceptions, which could negatively impact Teck’s ability to pursue certain business opportunities.

•	Risks Associated with the Timing and Pendency of the Merger. The Teck Board considered the risks and contingencies relating to the announcement and pendency of the Merger and the amount of time that may be required to consummate the Merger (including the fact that the completion of the Merger depends on certain factors outside of Teck’s or Anglo American’s control) and the risks and costs to Teck if the completion of the Merger is not accomplished in a timely manner or if the Merger does not close at all, either of which could have an adverse impact on Teck, including potential employee attrition, the impact on Teck’s relationships with third parties, and the effect termination of the Arrangement Agreement may have on the trading price and volumes of Teck Shares and Teck’s operating results.

•	Merger Costs. The Teck Board considered the substantial transaction costs associated with entering into the Arrangement Agreement and the completion of the Merger, as well as the possible diversion of management and employee time and energy, potential opportunity cost, and disruption of Teck’s business operations.

The Teck Board considered all of these factors as a whole, as well as others, and, on balance, concluded that the potential benefits of the Merger to Teck Shareholders outweighed the risks, uncertainties, restrictions, and potentially negative factors associated with the Merger.

The Teck Board’s reasons for recommending the Merger include certain assumptions relating to Forward-Looking Information, and such information and assumptions are subject to various risks. See “General Matters - Forward-Looking Information” and “Risk Factors” in this Information Circular.

The information and factors described above and considered by the Teck Board in reaching the Teck Board Recommendation are not intended to be exhaustive, but include material factors considered by the Teck Board. The Teck Board collectively reached the conclusion to approve the Arrangement Agreement in light of the various factors described above and other factors that the members of the Teck Board believed were appropriate. Given the variety of factors considered in connection with its evaluation of the Merger, the Teck Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have assigned different weightings to different factors. The Teck Board based its recommendation on the totality of the information available to it, including discussions with Teck’s management team and outside legal and financial advisors.

See “The Merger – Reasons for the Merger” in this Information Circular for more information.

Merger Fairness Opinions

In connection with the evaluation by the Teck Board, the Teck Board considered, among other things, opinions from each of BMO Capital Markets and Scotia Capital in respect of the fairness from a financial point of view to Teck Shareholders of the Consideration to be received by Teck Shareholders pursuant to the Merger.

BMO Capital Markets Fairness Opinion

BMO Capital Markets was engaged by Teck to provide Teck and the Teck Board with various advisory services in connection with the Merger including, among other things, providing the Teck Board with an opinion as to the fairness from a financial point of view of the Consideration to be received by Teck Shareholders pursuant to the Merger.

BMO Capital Markets provided the BMO Capital Markets Fairness Opinion to the Teck Board, confirming that, as at the date of the BMO Capital Markets Fairness Opinion, based upon and subject to the assumptions, limitations and qualifications set out in therein, that the Consideration to be received by Teck Shareholders pursuant to the Merger is fair from a financial point of view to Teck Shareholders.

Pursuant to the terms of the BMO Capital Markets Engagement Letter, Teck has agreed to pay BMO Capital Markets a fee for its services as financial advisor, a substantial portion of which is contingent upon the successful completion of the Merger as well as a supplementary fixed fee for delivery of the BMO Capital Markets Fairness Opinion. In addition, Teck has agreed to reimburse BMO Capital Markets for certain of its reasonable out-of-pocket expenses and has agreed to indemnify BMO Capital Markets and its affiliates, and each of their respective current and former directors, officers, employees and agents against certain liabilities related to or arising out of BMO Capital Markets’ engagement.

See “The Merger – Merger Fairness Opinions – BMO Capital Markets Fairness Opinion” in this Information Circular for more information.

Scotia Capital Fairness Opinion

Scotia Capital was engaged by Teck to act as Teck’s independent financial advisor, in particular, to provide the Teck Board with an opinion as to the fairness from a financial point of view of the Consideration to be received by Teck Shareholders pursuant to the Merger.

Scotia Capital delivered the Scotia Capital Fairness Opinion to the Teck Board to the effect that, as at the date of the Scotia Capital Fairness Opinion, based upon and subject to the assumptions, explanations and limitations set out therein, the Consideration to be received by Teck Shareholders pursuant to the Merger was fair from a financial point of view to Teck Shareholders.

Pursuant to the terms of the Scotia Capital Engagement Letter, Teck has agreed to pay Scotia Capital a fixed fee for its financial advisory services related to the Merger (which is not contingent on the conclusions reached in the Scotia Capital Market Fairness Opinion or the completion of the Merger), indemnify Scotia Capital in certain circumstances, and reimburse Scotia Capital for reasonable out-of-pocket expenses.

See “The Merger – Merger Fairness Opinions – Scotia Capital Fairness Opinion” in this Information Circular for more information.

The summaries of the Merger Fairness Opinions are qualified in their entirety by reference to the full text of the Merger Fairness Opinions. See “The Merger – Fairness Opinions”, “Appendix “C” – BMO Capital Markets Fairness Opinion”, and “Appendix “D” Scotia Capital Fairness Opinion” in this Information Circular for more information.

Description of Plan of Arrangement and Arrangement Mechanics

The Merger is being implemented by way of a court-approved plan of arrangement under the CBCA pursuant to the terms and subject to the conditions under the Arrangement Agreement and Plan of Arrangement. Pursuant to the steps set out in the Plan of Arrangement, in exchange for, as the case may be: (a) in connection with the outstanding Dissent Shares held by a Dissenting Shareholder a debt claim against Teck pursuant to Section 2.4(a) of the Plan of Arrangement; (b) the issuance and allotment of Anglo Consideration Shares pursuant to Section 2.4(c) of the Plan of Arrangement; or (c) in the case of Eligible Holders who have elected to receive Exchangeable Shares, the issuance and delivery of Exchangeable Consideration Shares pursuant to Section 2.4(d) of the Plan of Arrangement, ExchangeCo, a wholly-owned subsidiary of Anglo American plc, will directly acquire all of the Teck Shares.

In addition to the sequenced and structured issuance and transfer of shares involving Teck Shareholders, Anglo American plc, CallCo, HoldCo, and ExchangeCo, the Teck Incentive Awards, including Teck Options, Teck PDSUs, Teck PSUs, Teck RSUs, and Teck DSUs, will be adjusted based on the Exchange Ratio. At the Effective Time and in the sequence of the Plan of Arrangement, such Teck Incentive Awards will be adjusted into or exchanged for, Teck Replacement Options, Adjusted Teck PDSUs, Adjusted Teck PSUs, Adjusted Teck RSUs, and Adjusted Teck DSUs. Each of the Teck Replacement Options, Adjusted Teck PDSUs, Adjusted Teck PSUs, Adjusted Teck RSUs, and Adjusted Teck DSUs will, subject to the adjustments contemplated by the Plan of Arrangement, continue in accordance with the terms of the applicable Teck Incentive Plan and Anglo American plc will assume and become the successor issuer under, in each case, the applicable Teck Incentive Plan.

Pursuant to the Plan of Arrangement, on the Effective Date, Anglo American plc or ExchangeCo, as applicable, will also deliver or cause to be delivered to the Depositary the Anglo Consideration Shares and Exchangeable Consideration Shares required to satisfy the aggregate Consideration payable to Former Teck Shareholders in accordance with the Plan of Arrangement. Such Anglo Consideration Shares and Exchangeable Consideration Shares shall be held by the Depositary as agent and nominee for such Former Teck Shareholders for distribution to such Former Teck Shareholders in accordance with the provisions of the Plan of Arrangement. From the Effective Time onward, the Plan of Arrangement will override all prior rights associated with Teck Shares and Teck Incentive Awards. Teck and Anglo American plc may amend the Plan of Arrangement, subject to Court approval and shareholder communication, if required by the Court, provided such changes are not adverse to the economic interest of any Teck Shareholders or holders of Teck Incentive Awards.

See “Appendix “B” – Plan of Arrangement” for a copy of the text of the Plan of Arrangement and “The Merger – Description of Plan of Arrangement and Arrangement Mechanics” for a summary of the Plan of Arrangement and “The Merger – Treatment of Teck Incentive Awards” for a summary of the treatment of the Teck Incentive Awards.

Description of Exchangeable Shares and Related Agreements

The Exchangeable Shares will be issued by ExchangeCo, a subsidiary of Anglo American plc, and will carry substantively equivalent economic entitlements to those of the Anglo Shares, for which they are exchangeable. It is intended that the Exchangeable Shares will be listed on the TSX, subject to the approval of the TSX and meeting all of the TSX’s listing requirements, following the completion of the Merger. Eligible Holders may elect to receive Exchangeable Shares instead of Anglo Shares to potentially benefit from Canadian tax deferral provisions, but this decision requires careful consideration of individual tax circumstances. Eligible Holders who are Registered Teck Shareholders wishing to elect to receive Exchangeable Shares must complete and return the Letter of Transmittal and Election Form once it is made available and in any event before the Election Deadline. Eligible Holders who are Non-Registered Teck Shareholders wishing to elect to receive Exchangeable Shares should contact their broker, investment dealer, bank, trust company, custodian, nominee or other intermediary for instructions and assistance in making an election and carefully follow such instructions. See “Tax Matters – Certain Canadian Federal Income Tax Considerations” in this Information Circular for more information.

The Exchangeable Share Provisions shall provide that the Exchangeable Shares shall be entitled to: (a) a preference over the ExchangeCo Shares (as defined below) and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or other returns of capital; and (b) a preference over the ExchangeCo Shares and the ExchangeCo Deferred Shares (as defined below) and any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs.

Under the Voting and Exchange Trust Agreement, HoldCo grants to the Trustee Voting Rights (as defined below), coupled with an interest in those Voting Rights, and the Trustee will hold the Exchange Right and the Automatic Exchange Rights on a Liquidation Event (as defined in the Voting and Exchange Trust Agreement) in order to enable the Trustee to exercise the Voting Rights and shall hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on the direction and behalf of, and for the use and benefit of, the Beneficiaries.

The Exchangeable Share Support Agreement provides, among other things, that Anglo Teck will: (a) maintain the economic and voting equivalence between Anglo Shares and Exchangeable Shares; (b) support redemption and exchange rights attaching to the Exchangeable Shares; and (c) enable participation of the holders of Exchangeable Shares in corporate actions on equivalent terms.

The Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement also restrict Anglo Teck from taking actions that would adversely affect Exchangeable Shareholders without providing equivalent treatment.

See “Description of Exchangeable Shares and Related Agreements” in this Information Circular for more information.

Election and Exchange Mechanics and Letter of Transmittal and Election Form

Following the Teck Meeting and in any event prior to the expected completion of the Merger, Registered Teck Shareholders will be provided with a Letter of Transmittal and Election Form explaining how to deposit and exchange their Teck Shares under the Merger. Once provided to Registered Teck Shareholders, the Letter of Transmittal and Election Form will also be made available under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Registered Teck Shareholders must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying share certificates(s) (if any) representing their Teck Shares, in order to receive the Consideration to which such Teck Shareholder is entitled under the Plan of Arrangement. It is recommended that Teck Shareholders complete, sign and return the Letter of Transmittal and Election Form, together with accompanying share certificate(s) (if any) representing their Teck Shares, to the Depositary, as soon as possible after the Letter of Transmittal and Election Form is made available.

Each Eligible Holder will have the right to elect to receive the form of Consideration set out below. An “Eligible Holder” is a holder of Teck Shares that, at the Effective Time, is resident in Canada for purposes of the Tax Act (or is a partnership of which a direct or indirect member is resident in Canada for purposes of the Tax Act) and otherwise satisfies the eligibility requirements set out in the Plan of Arrangement and the Letter of Transmittal and Election Form.

Eligible Holders who are Registered Teck Shareholders who wish to elect to receive Exchangeable Shares may do so by properly completing, signing and returning the Letter of Transmittal and Election Form (once made available) and making a proper election thereunder to the Depositary prior to the Election Deadline. Eligible Holders who are Non-Registered Teck Shareholder (i.e., whose Teck Shares are registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary) should contact their broker, investment dealer, bank, trust company, custodian, nominee or other intermediary for instructions and assistance in making an election with respect to the form of the Consideration they wish to receive and carefully follow such instructions.

Each Teck Shareholder who is not an Eligible Holder will not have the right to make an election with respect to the form of the Consideration they wish to receive. Each Teck Shareholder who is not an Eligible Holder will receive, in accordance with the Plan of Arrangement, commencing at the Effective Time, for each Teck Share (whether a Teck Class A Share or a Teck Class B Subordinate Voting Share) the Exchange Ratio of Anglo Shares.

If you are an Eligible Holder who is a Registered Teck Shareholder, to make a valid election as to the form of Consideration that you wish to receive under the Merger, you must sign and return the Letter of Transmittal and Election Form (once made available) and make a proper election thereunder and return it, together with accompanying share certificate(s) (if any) representing your Teck Shares, to the Depositary prior to the Election Deadline.

The Election Deadline will be the date and time specified in a news release issued by Teck prior to the Effective Date of the Merger and Teck will provide at least two (2) Business Days’ notice of the Election Deadline, subject to any subsequent extension provided that at least one (1) Business Day advance notice will be provided by Teck.

Whether or not Registered Teck Shareholders deliver a Letter of Transmittal and Election Form, together with the accompanying share certificate(s) (if any) representing their Teck Shares, upon completion of the Merger on the Effective Date, Teck Shareholders will cease to be Teck Shareholders as of the Effective Date and will only be entitled to receive the Consideration and other ancillary rights to which they are entitled under the Merger or, in the case of Dissenting Shareholders, the right to be paid the fair value of their Teck Shares in accordance with their Dissent Rights. See “Dissent Rights” in this Information Circular for more information.

See “The Merger – Election and Exchange Mechanics and Letter of Transmittal and Election Form” in this Information Circular for more information.

Anglo Special Dividend and Treatment of Permitted Dividends

Pursuant to the terms of the Arrangement Agreement, Anglo American plc has agreed that, upon the satisfaction of certain conditions, it will declare the Anglo Special Dividend ahead of the closing time of the Merger in an aggregate amount up to the amount necessary to ensure that the net dividend payable to holders of Anglo Shares, other than to the holders of Anglo Charitable Trust Shares, equals $4.5 billion (expected to be approximately $4.19 per Anglo Share). The Anglo Special Dividend of $4.5 billion is presented on a net basis, excluding the Anglo Charitable Trust Shares. The calculation of the Anglo Special Dividend on a per share basis will be made by reference to the number of Anglo Shares eligible for dividend (i.e., excluding any Anglo Shares owned by Anglo American for which rights to the dividend have been waived as at the relevant record date) and will also exclude the Anglo Charitable Trust Shares. As of September 5, 2025 this was 1,074,288,648 Anglo Shares.

The Anglo Special Dividend will be subject to adjustment to ensure Anglo Shareholders and Teck Shareholders receive aligned ordinary course dividends prior to the closing of the Merger. In particular, the Anglo Special Dividend is subject to adjustment by the Anglo Special Dividend Balancing Amount, being an amount (which may be positive or negative) equal to: (a) the Teck Adjusted Dividend Amount, being the aggregate amount of ordinary course dividends paid by Teck between signing of the Arrangement Agreement and closing of the Merger, not to exceed CAD$0.125 per Teck Share per fiscal quarter, scaled by the Adjustment Factor of 1.6596; minus (b) the aggregate amount of ordinary course dividends paid by Anglo American plc in line with its dividend policy between signing the Arrangement Agreement and closing of the Merger, subject, in each case, to certain exchange rate adjustments.

If such adjustment results in a negative number (the “Negative ASD Conclusion”), no Anglo Special Dividend will be paid and Teck will instead declare in advance of closing of the Merger a “catch-up” dividend to Teck Shareholders (the “Teck Catch-Up Dividend”) in an aggregate amount equal to the absolute value of such negative number divided by the Adjustment Factor of 1.6596.

Until the Effective Time, Teck shall be permitted to declare, in the ordinary course in any fiscal quarter prior to the Effective Time a maximum quarterly dividend not to exceed CAD$0.125 per Teck Share and Anglo American plc shall be permitted to declare, in the ordinary course, dividends on the Anglo Shares, in line with its current dividend policy.

See “The Merger – Anglo Special Divided and Treatment of Permitted Dividends” in this Information Circular for more information.

Exchange Ratio Adjustment Mechanics

In the event that, prior to the Effective Time: (a) Anglo American plc declares, makes or pays a dividend, distribution or other return of capital in respect of Anglo Shares with a record date on or prior to the Effective Date other than Anglo Permitted Dividends or the Anglo Special Dividend; (b) Teck declares, makes or pays a dividend, distribution or other return of capital in respect of Teck Shares with a record date on or prior to the Effective Date other than Teck Permitted Dividends; (c) Anglo American plc changes the number of Anglo Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), consolidation, recapitalization, subdivision, or other similar transaction, or takes any steps to transfer any of the Anglo Charitable Trust Shares or otherwise amend or vary the way the Anglo Charitable Trust Shares were held as of the date of the Arrangement Agreement; or (d) Teck changes the number of Teck Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), consolidation, recapitalization, subdivision, or other similar transaction, then in each case, to provide each of Anglo American plc and Teck and their respective shareholders the same economic effect as contemplated in the Arrangement Agreement and the Merger but for such circumstances arising, the Arrangement Agreement provides that the Exchange Ratio and any other dependent item set out in the Arrangement Agreement, shall be adjusted, except as may be otherwise agreed by Anglo American plc and Teck in writing.

See “The Merger – Exchange Ratio Adjustment Mechanism” in this Information Circular for more information.

Shareholder Approvals

Teck Shareholder Approval

At the Teck Meeting, pursuant to the Interim Order, Teck Shareholders will be asked to approve the Arrangement Resolution authorizing the Merger. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least: (a) sixty-six and two thirds (66 2/3%) of the votes cast by Teck Class A Shareholders; and (b) sixty-six and two thirds (66 2/3%) of the votes cast by Teck Class B Shareholders, each voting as a separate class, present or represented by proxy and entitled to vote at the Teck Meeting. It is a condition to the closing of the Merger that the Arrangement Resolution be approved at the Teck Meeting. Should either the Teck Class A Shareholders or Teck Class B Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Merger will not be completed. It is the intention of the Persons named in the instrument of proxy enclosed with the meeting materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Arrangement Resolution.

See “The Merger – Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution – Teck Shareholder Approval” in this Information Circular for more information.

Anglo Shareholder Approval

At the Anglo Meeting, Anglo Shareholders will be asked to consider and, if thought fit, to approve, the Anglo Allotment Resolution authorizing the issuance of Anglo Closing Shares in connection with the Merger. In order to become effective, the Anglo Allotment Resolution must be approved by more than 50% of the votes cast on such resolution by Anglo Shareholders in person or by proxy at the Anglo Meeting.

It is a condition to the closing of the Merger that the issuance of the Anglo Closing Shares in connection with the Merger be approved at the Anglo Meeting. Should Anglo Shareholders fail to approve the Anglo Allotment Resolution by the requisite majority, the Merger will not be completed.

See “The Merger – Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution – Anglo Shareholder Approval” in this Information Circular for more information.

Anglo American plc Name Change Resolution

At the Anglo Meeting, Anglo Shareholders will be asked to consider and, if thought fit, to approve, a special resolution to change the legal name of Anglo American plc to “Anglo Teck plc” conditional upon completion of the Merger. The approval of the Anglo Name Change Resolution will require the approval of at least 75% of the votes cast on such resolution by Anglo Shareholders in person or by proxy at the Anglo Meeting. The approval of the Anglo Name Change Resolution is not a condition to the closing of the Merger. Whether or not the Anglo Name Change Resolution is approved by the requisite majority of Anglo Shareholders at the Anglo Meeting, the Arrangement Agreement provides that as promptly as reasonably practical after the closing of the Merger, the combined company will conduct its businesses under the trade name “Anglo Teck”. If the Anglo Name Change Resolution is not approved by the requisite majority of Anglo Shareholders at the Anglo Meeting, Anglo Teck shall seek the approval of Anglo Teck Shareholders of the Anglo Name Change Resolution at each and every annual general meeting of Anglo Teck Shareholders until the Anglo Name Change Resolution is approved.

See “The Merger – Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution – Anglo American plc Name Change Resolution” in this Information Circular for more information.

Ancillary Resolution

At the Anglo Meeting, Anglo Shareholders will be asked to consider and, if thought fit, to approve the Anglo Long-Term Incentive Plan Resolution as an ordinary resolution, to authorize an amendment to the awards granted to the executive directors of Anglo American plc in 2024 and 2025, and payments pursuant to such amendment, under the Anglo Long-Term Incentive Plan to facilitate Anglo American plc’s retention and incentivization requirements. Further details of the Anglo Long-Term Incentive Plan Resolution are set out in the Anglo Circular. The approval of the Anglo Long-Term Incentive Plan Resolution is not a condition to the closing of the Merger.

See “The Merger – Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution – Ancillary Resolution” in this Information Circular for more information.

Voting and Support Agreements

Anglo American plc has entered into the Teck Voting Support Agreements with the Teck Supporting Shareholders in respect of approximately 79.8% of the outstanding Teck Class A Shares and 0.02% of the outstanding Teck Class B Subordinate Voting Shares, in each case as of the Record Date, pursuant to which the Teck Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Teck Voting Support Agreements, to vote their Teck Shares in favour of the Arrangement Resolution.

Teck has entered into the Anglo Voting Support Agreements with the Anglo Supporting Shareholders in respect of approximately 0.01% of the outstanding Anglo Shares as of the Record Date, pursuant to which the Anglo Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Anglo Voting Support Agreements, to vote their Anglo Shares in favour of the Anglo Allotment Resolution and the Anglo Name Change Resolution.

See “The Merger – Voting Support Agreements” in this Information Circular for more information.

Court Approval

The Merger requires approval by the Court under section 192 of the CBCA. Prior to mailing this Information Circular, Teck obtained the Interim Order providing for the calling and holding of the Teck Meeting and other procedural matters and filed the Notice of Hearing of Petition. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix “E” and Appendix “F”, respectively, to this Information Circular. Subject to the Teck Shareholder Approval, the Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time) on December 12, 2025 or as soon thereafter as counsel may be heard, at the courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Persons wishing to participate, be represented or present evidence or argument at the hearing may do so, subject to filing a Response to Petition as set out in the Notice of Hearing of Petition and satisfying certain other requirements as set out in the Interim Order and as the Court may direct in the future.

At the hearing of the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Merger and the rights and interests of every Person affected. The Court may approve the Merger in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “The Merger – Court Approval” in this Information Circular for more information.

Dissent Rights

The Interim Order expressly provides Registered Teck Shareholders with the right to dissent from the Arrangement Resolution with respect to the Teck Shares held by such Teck Shareholder, pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court. Any Registered Teck Shareholder who does not vote in favour of the Arrangement Resolution and who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, will be entitled, in the event that the Merger becomes effective, to be paid by Teck the fair value of the Dissent Shares held by such Dissenting Shareholder, determined as of the close of business on the day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) before the Arrangement Resolution was adopted.

If you are a Non-Registered Teck Shareholder and wish to dissent, you should be aware that only Registered Teck Shareholders are entitled to exercise the right of dissent. A dissenting Teck Shareholder may only dissent with respect to all Teck Shares held by such Teck Shareholder as of the Record Date (and may not exercise their right to dissent in respect of only a portion of such Registered Teck Shareholder’s Teck Shares). It is recommended that you seek independent legal advice if you wish to exercise your right to dissent.

See “Dissent Rights” in this Information Circular for more information.

Information Concerning Teck

Teck is a corporation formed and existing under the CBCA. Teck is one of Canada’s leading mining companies, and its business is exploring for, acquiring, developing and producing and selling natural resources. Teck’s activities are organized into business units focused on its core businesses of copper and zinc.

Teck’s Class A Shares trade on the TSX under the trading symbol “TECK.A”. Teck’s Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the NYSE under the trading symbol “TECK”. On September 8, 2025, the last full trading day prior to the public announcement that Teck planned to proceed with the Merger, the closing sale price as reported on the TSX was CAD$49.13 per Teck Class A Share and CAD$48.50 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was $35.11. On October 31, 2025, the last full trading day prior to the date of this Information Circular, the closing sale price as reported on the TSX was CAD$60.35 per Teck Class A Share and CAD$60.17 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was $42.92.

For further information regarding Teck see “Information Concerning Teck”, “Appendix “G” – Information Concerning Teck” and the documents incorporated by reference into this Information Circular which can be found under Teck’s issuer profiles SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Information Concerning Anglo American

Anglo American plc was incorporated on May 14, 1998 with limited liability under the UK Companies Act and registered in England and Wales under the registered number 03564138 and is the holding company of the group of companies comprising the Anglo American Group, which was created in 1999 following the completion of a transaction with Anglo American Corporation of South Africa Limited, a public limited company incorporated in South Africa, now known as “Anglo American South Africa Proprietary Limited”, in which Anglo American Corporation of South Africa Limited become a wholly-owned subsidiary, and an exchange offer for the shares of Minorco Société Anonyme, now known as “Minorco Overseas Holdings Limited”. Anglo American plc is governed by its articles of association, the UK Companies Act, the UK Listing Rules and the UK Disclosure Guidance and Transparency Rules.

Anglo American is a leading global mining company focused on the responsible production of copper, premium iron ore and crop nutrients – future-enabling products that are essential for decarbonizing the global economy, improving living standards and food security. Anglo American’s portfolio of world-class operations and outstanding resource endowments offers value-accretive growth potential across all three businesses, positioning Anglo American to deliver into structurally attractive major demand growth trends. Anglo American is currently implementing a number of major structural changes to unlock the inherent value in its portfolio and thereby accelerate delivery of its strategic priorities of operational excellence, portfolio simplification and growth. This portfolio transformation is focusing Anglo American on its world-class resource asset base in copper, premium iron ore and crop nutrients.

The Anglo Shares are listed on the LSE under the trading symbol “AAL” and Anglo American’s market capitalization was approximately £30.1 billion ($40.5 billion) as of September 30, 2025 (after excluding the Anglo Charitable Trust Shares).

For further information regarding Anglo American plc see “Information Concerning Anglo American”, “Appendix “H” – Information Concerning Anglo American” and the documents incorporated by reference into this Information Circular which can be found under Teck’s profile on SEDAR+ (www.sedarplus.ca).

Information Concerning Anglo Teck

Upon completion of the Merger, and subject to the approval of the Anglo Name Change Resolution, Anglo American plc will change its legal name to “Anglo Teck plc” and will, in any event, conduct its operations under the trade name “Anglo Teck” following completion of the Merger. Anglo Teck will, following completion of the Merger, indirectly own all of the outstanding voting interests in Teck and, indirectly, Teck’s interests in its Subsidiaries, and Teck and its Subsidiaries will be indirect Subsidiaries of Anglo Teck. As used in this Information Circular, “Anglo Shares” refers, prior to the completion of the Merger, to the ordinary shares of Anglo American plc, and following the completion of the Merger, to the ordinary shares of Anglo Teck plc, as the context dictates.

Following completion of the Merger, the Anglo Teck Group will be a global mining leader headquartered in Canada and will hold an industry-leading portfolio of producing operations, including six (6) world-class copper assets, alongside high-quality premium iron ore and zinc businesses. Anglo Teck will be one of the world’s largest copper producers and will benefit from some of the world’s highest quality copper endowments, with major brownfield and greenfield copper development projects located in attractive and well-established mining jurisdictions, to further grow the business. Anglo Teck will also retain growth optionality across its wider product portfolio, including in premium iron ore, zinc and crop nutrients.

See “Information Circular – Forward-Looking Statements”, “Selected Anglo Teck Pro Forma Financial Information”, “Information Concerning Anglo Teck” and “Appendix “I” – Information Concerning Anglo Teck” in this Information Circular for more information.

Securities Law Matters

Certain Canadian Securities Law Matters

Teck is a reporting issuer subject to Canadian Securities Laws in each of the provinces and territories of Canada, including MI 61-101. In connection with its review and consideration of the Merger and the Arrangement Agreement, the Teck Board reviewed the benefits that its directors and senior officers may receive in connection with the Merger. Upon its review, the Teck Board determined that no directors, senior officers, or major shareholders are receiving collateral benefits in connection with the Merger; therefore, the Merger does not constitute a “business combination” under MI 61-101 and is not subject to its minority approval or valuation requirements. See “Securities Law Matters – Certain Canadian Securities Law Matters” and “Additional Information – Interest of Directors and Officers in Matters to be Acted Upon” in this Information Circular for more information.

Certain U.S. Securities Law Matters

The securities of Anglo Teck and ExchangeCo issuable in connection with the Merger will be issued in reliance upon the Section 3(a)(10) Exemption. In certain circumstances, the U.S. Securities Act will impose restrictions on the resale of Anglo Shares and Exchangeable Shares received pursuant to the Merger in the United States. For additional details on the applicable U.S. Securities Law considerations relating to the Merger, including restrictions on the Exchangeable Shares, see “Securities Law Matters – Certain U.S. Securities Law Matters” in this Information Circular for more information.

Certain UK Securities Law Matters

It is intended that the Anglo Consideration Shares will be admitted to listing on the equity shares (commercial companies) category of the Official List of the FCA and to trading on the LSE’s Main Market for listed securities in reliance on the exemption from the requirement under UK regulations to publish a prospectus. For additional details on the applicable UK Securities Law considerations relating to the Merger, see “Securities Law Matters – Certain UK Securities Law Matters” in this Information Circular for more information.

Certain South African Securities Law Matters

Following the Merger, Anglo Teck will have a secondary listing on the JSE, with its primary listing on the LSE as indicated above. As a secondary listed company, Anglo Teck must also meet certain JSE obligations, in addition to meeting LSE requirements as the primary regulatory framework. These JSE obligations include: (a) disclosing primary and secondary listings in shareholder communications; (b) releasing announcements on SENS concurrently with other exchanges; (c) reporting changes in beneficial ownership and director dealings within 48 hours; (d) publishing headline earnings per share with reconciliations; and (e) obtaining JSE approval for corporate action timetables. For additional details on the applicable South African Securities Law considerations relating to the Merger, see “Securities Law Matters – Certain South African Securities Law Matters” in this Information Circular for more information.

Delisting of Teck Shares

The Teck Class A Shares trade on the TSX under the trading symbol “TECK.A”. The Teck Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the NYSE under the symbol “TECK”. It is anticipated that, shortly following completion of the Merger, the Teck Shares will be de-listed from the TSX and the NYSE. However, Teck may remain a reporting issuer under applicable Canadian Securities Laws following the delisting of the Teck Shares if the Teck Notes remain outstanding following the Effective Date.

Ongoing Reporting Obligations of Anglo Teck and ExchangeCo

Following the completion of the Merger, Anglo Teck will, subject to the applicable jurisdiction, become subject to ongoing reporting obligations under Securities Laws in Canada, the United States, the UK and South Africa. Furthermore, ExchangeCo will become a reporting issuer in each of the provinces and territories of Canada. See “Securities Law Matters – Ongoing Reporting Obligations of Anglo Teck and ExchangeCo” in this Information Circular for more information.

Tax Matters

Teck Shareholders should read carefully the information in the Information Circular under “Tax Matters” which qualifies the information set out below and should consult their own tax advisors.

Certain Canadian Federal Income Tax Considerations

Teck Shareholders who are residents of Canada for purposes of the Tax Act (including Eligible Holders that do not make a valid tax election as discussed below) will generally realize a taxable disposition of their Teck Shares under the Arrangement.

Teck Shareholders who are Eligible Holders may elect to receive Consideration that includes Exchangeable Shares. Such an Eligible Holder who elects to receive Exchangeable Shares and makes a valid tax election with ExchangeCo may generally defer all or part of the Canadian income tax on any capital gain that would otherwise arise on the exchange of such holder’s Teck Shares under the Arrangement.

Teck Shareholders who are not residents of Canada for purposes of the Tax Act and that do not hold their Teck Shares as “taxable Canadian property” will generally not be subject to tax under the Tax Act on the disposition of the Teck Shares under the Arrangement.

Certain U.S. Federal Income Tax Considerations

The exchange of Teck Shares for Anglo Shares pursuant to the Merger and the Plan of Arrangement is expected to be a taxable transaction for U.S. federal income tax purposes.

A U.S. holder (as defined in “Tax Matters – Certain U.S. Federal Income Tax Considerations”) who receives Anglo Shares in exchange for its Teck Shares pursuant to the Plan of Arrangement will generally recognize gain or loss in an amount equal to the difference, if any, between the fair market value of the Anglo Shares received in the Merger and such U.S. holder’s adjusted tax basis in its Teck Shares exchanged.

Certain Peruvian Income Tax Considerations

A Teck Shareholder who is not resident in Peru and whose Teck Shares are exchanged for Anglo Shares or Exchangeable Shares under the Merger may realize a capital gain for Peruvian tax purposes from the “indirect transfer” of the shares of a Peruvian company. The exchange of Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, will qualify as an “indirect transfer” if it meets the conditions of: (a) the Fair Market Value Test; or (b) the Tax Units Test (each as further described in “Tax Matters – Certain Peruvian Income Tax Considerations”).

If either of the above conditions is met, the proportion of any gain arising from the exchange of the Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, that is attributable to the value of the shares of the underlying Peruvian entity will (subject to any entitlement to relief under a tax treaty, as mentioned below) be subject to tax in Peru at the rate of 30%.

It is expected that the exchange of Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, under the Merger may qualify as an “indirect transfer” for Peruvian capital gains purposes under the Tax Units Test (as described in “Tax Matters – Certain Peruvian Income Tax Considerations”) for Teck Shareholders that own at least 2% or more of the total number of outstanding Teck Shares, on the basis that a holding of 2% of the total number of outstanding Teck Shares is broadly expected to result in a transfer thereof meeting the Tax Units Test as of the date hereof. However, the specific percentage of outstanding Teck Shares that will trigger the Tax Units Test will be a function of the value of the Peruvian shares being indirectly transferred as of the Effective Date, and so this percentage will be subject to change. It is not expected that the Fair Market Value Test will apply.

A shareholder who is not resident in Peru that disposes of an Anglo Share or an Exchangeable Share, as applicable, may realize a capital gain for Peruvian tax purposes from the “indirect transfer” of shares of a Peruvian company. The disposition of Anglo Shares or Exchangeable Shares, as applicable, will qualify as an “indirect transfer” as described above. Whether any such “indirect transfer” would be taxable in Peru would be determined in accordance with the same principles as apply to the transfer of Teck Shares (subject to any further change in law). See generally “Tax Matters – Certain Peruvian Income Tax Considerations”.

Certain UK Tax Considerations

Anglo Teck is not required to withhold UK tax when paying a dividend on or in respect of Anglo Shares (including Anglo Consideration Shares), and dividend payments may be made on or in respect of the Exchangeable Shares without withholding for or on account of UK income tax. Liability to tax on dividends will depend upon the individual circumstances of an Anglo Teck Shareholder or holder of Exchangeable Shares (as applicable).

Anglo Teck Shareholders and holders of Exchangeable Shares resident outside the UK will commonly not be subject to UK taxation on dividend income but should consult their own tax adviser concerning their tax position on dividends received from Anglo Teck or ExchangeCo.

Anglo Teck Shareholders and holders of Exchangeable Shares who are not resident in the UK will not generally be subject to UK taxation on capital gains on the disposal or deemed disposal of Anglo Shares or Exchangeable Shares (as applicable) unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate Anglo Teck Shareholder or holder of Exchangeable Shares, a permanent establishment) in connection with which the Anglo Shares or Exchangeable Shares (as applicable) are used, held or acquired. Non-UK tax resident Anglo Teck Shareholders or holders of Exchangeable Shares may be subject to non-UK taxation on any gain under local law.

No liability to UK stamp duty or SDRT will arise on the issue of Exchangeable Shares to Exchangeable Shareholders or on the issue of Anglo Shares to Anglo Teck Shareholders.

UK stamp duty will not normally be payable in connection with a transfer of Exchangeable Shares, provided that the instrument of transfer is executed and retained outside the UK and no other action is taken in the UK by the transferor or transferee. No UK SDRT is expected to be payable in respect of any agreement to transfer Exchangeable Shares.

UK stamp duty or SDRT may arise in respect of transfers of Anglo Shares. For further details, you are strongly encouraged to refer to see “Tax Matters – Certain UK Tax Considerations”.

Risk Factors

Teck Shareholders who vote FOR the Arrangement Resolution will be voting in favour of combining the businesses of Teck and Anglo American and to invest in Anglo Shares, and, in the case of electing Eligible Holders, to invest in the Exchangeable Shares. There are certain risk factors associated with the Merger that should be carefully considered by Teck Shareholders, including the fact that the Merger may not be completed, if among other things, the Arrangement Resolution is not approved at the Teck Meeting, the Anglo Allotment Resolution is not approved at the Anglo Meeting, or if any other conditions precedent to the completion of the Arrangement, including receipt of the Final Order and Key Regulatory Approvals, are not satisfied or waived, as applicable.

The risk factors in this Information Circular are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Teck and Anglo American plc, may also adversely affect Teck or Anglo American plc prior to the Merger or, the combined company of Anglo Teck following completion of the Merger. See “Risk Factors” and the other information relating to the businesses of Teck and Anglo American contained in, or incorporated by reference into, this Information Circular for additional information concerning the risk factors in relating to the Merger and the businesses and operations of each of Teck and Anglo American.

SELECTED ANGLO TECK PRO FORMA FINANCIAL INFORMATION

Selected Anglo Teck Pro Forma Non-GAAP Financial Measures

The following is a summary of certain selected pro forma non-GAAP financial measures of Anglo Teck, after giving effect to the Merger, as if the Merger had occurred on January 1, 2024 (in respect of Anglo Teck pro forma Underlying EBITDA) or June 30, 2025 (in respect of Anglo Teck pro forma Net Debt). These measures are not recognized under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar financial measures and ratios reported by other issuers. The following is a summary only and must be read in conjunction with the unaudited pro forma condensed combined financial statements of Anglo Teck and accompanying notes set out in “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”, with respect to which, for the financial information of Anglo American plc, the Teck Board has relied exclusively upon Anglo American plc, without independent verification by Teck, as well as the audited consolidated financial statements of Anglo American plc and Teck, respectively, as of and for the year ended December 31, 2024, the unaudited interim condensed consolidated financial statements of Anglo American plc as at and for the six-months ended June 30, 2025, which are incorporated by reference herein, and the unaudited condensed interim consolidated financial statements of Teck as at and for the three- and six-months ended June 30, 2025, which are available under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca. See also “Appendix “I” – Information Concerning Anglo Teck”.

The summary of selected Anglo Teck pro forma non-GAAP financial measures has been prepared for illustrative purposes only and does not represent actual financial position or results and does not purport to represent what earnings actually would have been in the applicable periods referenced below or the results expected for any future periods. See “Information Circular – Forward-Looking Statements”, “Information Circular - Use of Non-GAAP Financial Measures and Ratios” and “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”.

Anglo Teck Pro Forma Underlying EBITDA

Underlying EBITDA is a non-GAAP measure reported and defined by Anglo American plc as Underlying EBIT before depreciation and amortization and includes Anglo Teck’s attributable share of associates’ and joint ventures’ Underlying EBIT before depreciation and amortization. Underlying EBIT is Operating profit/(loss) from continuing operations presented before special items and remeasurements and includes Anglo Teck’s attributable share of associates’ and joint ventures’ Underlying EBIT. Underlying EBIT of associates and joint ventures is Anglo Teck’s attributable share of associates’ and joint ventures’ revenue less operating costs before special items and remeasurements of associates and joint ventures.

The following table sets out the reconciliation from the pro forma condensed combined income statements to Anglo Teck pro forma Underlying EBITDA. The pro forma non-GAAP measures do not reflect any anticipated revenue enhancements, costs savings, or operating synergies or dis-synergies that Anglo Teck may achieve or incur as a result of the Merger. The following table should be read in conjunction with the audited consolidated financial statements of Anglo American and Teck, respectively, as of and for the year ended December 31, 2024, and the unaudited interim condensed consolidated financial statements of Anglo American as of and for the six-month period ended June 30, 2025 and the unaudited condensed interim consolidated financial statements of Teck as at and for the three- and six-months ended June 30, 2025.

US$ millions	Year ended December 31, 2024	Six months ended June 30, 2025
Anglo Teck Pro forma (loss)/profit before net finance costs and tax	(1,105)	2,322
Depreciation and amortization[1]	4,435	1,690
Underlying EBIT from Associates and Joint Ventures[2]	272	(14)
Net income from associates and joint ventures[3]	(136)	(10)
Special items[4]	6,132	48
Pro forma adjustments[5]	738	22
Anglo Teck Pro forma Underlying EBITDA	10,336	4,058

Notes

(1)	For the year ended December 31, 2024, comprised of $3,175 million as reported by Anglo American plc and $1,260 million as reported by Teck in Canadian dollars and converted to U.S. dollars. For the six-months ended June 30, 2025, comprised of $1,130 million as reported by Anglo American plc and $560 million as reported by Teck in Canadian dollars and converted to U.S. dollars.

(2)	For the year ended December 31, 2024, comprised of $273 million underlying EBIT as reported by Anglo American plc and $1 million underlying EBIT loss as reported by Teck in Canadian dollars and converted to U.S. dollars. For the six-months ended June 30, 2025, comprised of $13 million underlying EBIT loss as reported by Anglo American plc and $1 million underlying EBIT loss as reported by Teck in Canadian dollars and converted to U.S. dollars.

(3)	For the year ended December 31, 2024, comprised of $134 Net income from Associates and Joint Ventures as reported by Anglo American plc and $2 million Net income from Associates and Joint Ventures as reported by Teck in Canadian dollars and converted to U.S. dollars. For the six-months ended June 30, 2025, comprised of $8 million Net income from Associates and Joint Ventures as reported by Anglo American plc and $2 million Net income from Associates and Joint Ventures, as reported by Teck in Canadian dollars and converted to U.S. dollars.

(4)	For the year ended December 31, 2024, comprised of $5,319 million as reported by Anglo American plc and Teck amounts of $813 million (CAD$1,111 million) comprised of impairment charges of $770 million (CAD$1,053 million), unrealised gains on commodity derivatives of $65 million (CAD$90 million) and other items $108 million (CAD$148 million) in the adjusted EBITDA reconciliation in Teck’s Management Discussion & Analysis for the year ended December 31, 2024 that would qualify as special items or remeasurements under the Anglo American plc definition. For the six-months ended June 30, 2025, comprised of $130 million as reported by Anglo American plc, comprised of restructuring and other items, offset by a Teck gain of $82 million (CAD$116 million) comprised of unrealised gains on commodity derivatives of $23 million (CAD$32 million) and other items $59 million (CAD$84 million) in the adjusted EBITDA reconciliation in Teck’s Management Discussion & Analysis for the three- and six-months ended June 30, 2025 that would qualify as special items or remeasurements under the Anglo American plc definition.

(5)	For the year ended December 31, 2024, comprised of the reversal of the $534 million adjustment reflecting the subsequent impacts of the fair value adjustment to inventories, assuming this inventory was sold in the year of the Merger, $160 million of transaction costs treated as special items and the reversal of the additional depreciation charge of $44 million on the fair value adjustment to Property Plant and Equipment. For the six-months ended June 30, 2025 the adjustment represents the reversal of the additional depreciation charge of $22 million on the fair value adjustment to Property Plant and Equipment.

(6)	The Teck consolidated income statement and amounts used to calculated Underlying EBITDA have been converted to U.S. dollars using an average rate of 1.3698 and 1.4094 USD/CAD for the periods ended December 31, 2024 and June 30, 2025 respectively.

See “Appendix “I” – Information Concerning Anglo Teck” for further details, including a reconciliation from the reported adjusted EBITDA of Teck and the reported Underlying EBITDA of Anglo American to the pro forma Underlying EBITDA of Anglo Teck for both the year ended December 31, 2024 and the six-months ended June 30, 2025. See also “Information Circular - Use of Non-GAAP Financial Measures and Ratios” and “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”.

Anglo Teck Pro Forma Net Debt

Net Debt is a non-GAAP measure reported and defined by Anglo American plc as total borrowings less variable vessel lease contracts that are priced with reference to a freight index, and cash and cash equivalents (including derivatives that provide an economic hedge of net debt, but excluding the impact of the debt valuation adjustment on these derivatives). Anglo American plc’s definition of debt includes shareholder loans, which for the Anglo Teck Group was $5,271 million as at June 30, 2025.

Below is the reconciliation of pro forma Net Debt of Anglo Teck as at June 30, 2025 from financial information contained within Anglo Teck plc’s unaudited pro forma condensed combined financial statements as at June 30, 2025, and reflects the effect of the payment by Anglo American plc of the $4.5 billion Anglo Special Dividend that is payable to Anglo Shareholders subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement.

The pro forma non-GAAP measures do not reflect any anticipated revenue enhancements, costs savings, or operating synergies or dis-synergies that Anglo Teck may achieve or incur as a result of the Merger. In addition, in the case of pro forma net debt, the benefit of Anglo American’s sell down of its residual stake in Valterra Platinum on September 3, 2025 that raised approximately $2,500 million in cash proceeds is not reflected and similarly, the expected benefit of future proceeds from the remaining Anglo American portfolio divestments are not reflected.

US$ millions	As at June 30, 2025
Anglo Teck Pro forma Net Debt
Cash and cash equivalents[1]	4,629
Short-term borrowings[1]	(2,306)
Medium and long-term borrowings	(21,729)
Removal of variable vessel leases	257
Derivatives hedging net debt	161
Pro forma Net Debt	(18,988)
Pro forma Net Debt (excluding Shareholder Loans)	(13,717)

Notes

(1)	Short term borrowings include bank overdrafts of $14 million which are included in cash and cash equivalents for Pro Forma Net debt calculation in line with Anglo American’s definition.

Anglo Teck Pro Forma Capitalization

The following table sets out the combined capitalization of Anglo Teck as at June 30, 2025 on a pro forma basis after giving effect to the completion of the Merger as at such date. The pro forma capitalization has been derived from information included within the unaudited pro forma condensed combined financial statements.

Pro forma adjustments include the assumption that pro forma cash and cash equivalents is reduced by: (a) the payment by Anglo American plc of the $4.5 billion Anglo Special Dividend that is payable to Anglo Shareholders subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement; and (b) transaction costs associated with the Merger of $160 million expected to be incurred by Anglo American plc. Pro forma adjustments also include an increase to medium and long-term borrowings of $152 million as a result of the purchase price allocation. For further information on the adjustments applied in calculating pro forma capitalization, please refer to Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”.

For detailed information on the total debt and share capitalization of Anglo American plc and Teck as at June 30, 2025, see the unaudited interim condensed consolidated financial statements of Anglo American plc as at and for the six-months ended June 30, 2025, which are incorporated by reference herein, and the unaudited condensed interim consolidated financial statements of Teck as at and for the three- and six-months ended June 30, 2025, which are available under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca.

US$ millions	Pro forma capitalization as at June 30, 2025 after giving effect to the Merger
Cash and debt
Cash and cash equivalents	4,643
Short-term borrowings[1]	2,320
Medium and long-term borrowings[1]	21,729
Total debt	24,049
Shareholders’ equity
Called-up share capital	19,969
Other reserves	(11,113)
Retained earnings	25,057
Total shareholders’ equity	33,913
Total capitalization	57,962

Notes

(1)	Short-term borrowings and medium- and long-term borrowings include current bank loans and overdrafts, lease liabilities, bond debt and shareholder loans.

(2)	The above is presented after the conversion of Teck’s balance sheet from CAD$ into U.S. dollars, Anglo American plc’s presentational currency. Teck’s balance sheet, including reserves, as at June 30, 2025 has been converted at an exchange rate as at June 30, 2025 of USD/CAD of 1.3643.

Selected Anglo Teck Pro Forma Financial Information

The following is a summary of selected pro forma financial information for Anglo Teck for the year ended December 31, 2024 and the six-month period ended June 30, 2025, after giving effect to the Merger, as if the Merger had occurred on January 1, 2024 (in respect of the pro forma condensed combined income statement) or June 30, 2025 (in respect of the pro forma condensed combined balance sheet). The following is a summary only and must be read in conjunction with the unaudited pro forma condensed combined financial statements of Anglo Teck and accompanying notes set out in “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”, with respect to which, for the financial information of Anglo American plc, the Teck Board has relied exclusively upon Anglo American plc, without independent verification by Teck.

The summary of selected pro forma financial information has been prepared for illustrative purposes only and does not represent actual financial position or results and does not purport to represent what earnings actually would have been if the Merger had occurred on January 1, 2024 (in respect of the pro forma condensed combined income statement) or June 30, 2025 (in respect of the pro forma condensed combined balance sheet) or the results expected for any future periods. See “Information Circular – Forward-Looking Statements”

Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2024 (Unaudited)

			Pro Forma Adjustments
	Anglo American plc	Teck Resources Limited, presentation alignment	Accounting policy alignment	Note	Purchase price allocation adjustments	Note	Other transaction related adjustments	Note	Anglo Teck plc pro forma total
US$ millions		Note 2	Note 3		Note 4		Note 5
Continuing operations
Revenue	27,290	6,683	-		-		(11)	5(a)	33,962
Operating costs	(27,518)	(6,752)	(85)	3(a,b)	(578)	4(a)	11	5(a)	(34,922)
Operating profit	(228)	(69)	(85)		(578)		-		(960)
Non-operating special items	(79)	(42)	-		-		(160)	5(b)	(281)
Net income/(loss) from associates and joint ventures	134	2	-		-		-		136
(Loss) before net finance costs and tax	(173)	(109)	(85)		(578)		(160)		(1,105)
Investment income	426	171	-		-		(197)	5(c)	400
Interest expense	(1,172)	(696)	-		(8)	4(b)	-		(1,876)
Other net financing (losses)/gains	(5)	109	-		-		-		104
Net finance costs	(751)	(416)	-		(8)		(197)		(1,372)
(Loss) before tax	(924)	(525)	(85)		(586)		(357)		(2,477)
Income tax (expense)/credit	(1,864)	(150)	30	3(c)	209	4(c)	-		(1,775)
Loss for the financial period from continuing operations	(2,788)	(675)	(55)		(377)		(357)		(4,252)
Profit for the financial period from discontinued operations	-	880	-		-		-		880
(Loss)/profit for the year	(2,788)	205	(55)		(377)		(357)		(3,372)
Attributable to:
Non-controlling interests	280	(90)	(7)	3(d)	-		-		183
Equity shareholders of the Company	(3,068)	295	(48)		(377)		(357)		(3,555)
Earnings/(loss) per share (US$) - Note 6
Basic	(2.53)	0.58							(1.79)
Diluted	(2.53)	0.58							(1.78)

Pro Forma Condensed Combined Income Statement

For six-months ended June 30, 2025 (Unaudited)

			Pro Forma Adjustments
	Anglo American plc	Teck Resources Limited, presentation alignment	Accounting policy alignment	Note	Purchase price allocation adjustments	Note	Other transaction related adjustments	Note	Anglo Teck plc pro forma total
US$ millions		Note 2	Note 3		Note 4		Note 5
Continuing operations
Revenue	8,954	3,123	-		-		(5)	5(d)	12,072
Operating costs	(7,217)	(2,490)	(7)	3(a, b)	(22)	4(d)	5	5(d)	(9,731)
Operating profit/(loss)	1,737	633	(7)		(22)		-		2,341
Non-operating special items	(29)	-	-		-		-		(29)
Net income from associates and joint ventures	8	2	-		-		-		10
Profit/(loss) before net finance costs and tax	1,716	635	(7)		(22)		-		2,322
Investment income	179	113	-		-		(116)	5(e)	176
Interest expense	(428)	(321)	-		(4)	4(e)	-		(753)
Other net financing (losses)/gains	(11)	(18)	-		-		-		(29)
Net finance costs	(260)	(226)	-		(4)		(116)		(606)
Profit/(loss) before tax	1,456	409	(7)		(26)		(116)		1,716
Income tax (expense)/credit	(551)	(114)	2	3(c)	9	4(f)	-		(654)
Profit/(loss) for the financial period from continuing operations	905	295	(5)		(17)		(116)		1,062
Loss for the financial period from discontinued operations	(2,274)	-	-		-		-		(2,274)
(Loss)/profit for the financial period	(1,369)	295	(5)		(17)		(116)		(1,212)
Attributable to:
Non-controlling interests	510	(115)	(2)	3(d)	-		-		393
Equity shareholders of the Company	(1,879)	410	(3)		(17)		(116)		(1,605)
Earnings/(loss) per share (US$) - Note 6
Basic	(1.58)	1.15							(0.83)
Diluted	(1.58)	1.15							(0.83)

Pro Forma Condensed Combined Balance Sheet

June 30, 2025 (Unaudited)

		Pro Forma Adjustments
	Anglo American plc	Teck Resources Limited, presentation alignment	Purchase price allocation adjustments	Note	Other transaction related adjustments	Note	Anglo Teck plc pro forma total
US$ millions		Note 2	Note 4		Note 5
Assets
Non-current assets
Intangible assets	841	443	(307)	4(g)	-		977
Property, plant and equipment	34,687	21,404	2,212	4(h)	-		58,303
Environmental rehabilitation trusts	100	-	-		-		100
Investments in associates and joint ventures	529	880	-		-		1,409
Financial asset investments	262	443	-		-		705
Inventories	664	235	-		-		899
Trade and other receivables	373	-	-		-		373
Deferred tax assets	345	548	-		-		893
Derivative financial assets	503	153	-		-		656
Pension asset surplus and other non-current assets	345	269	-		-		614
Total non-current assets	38,649	24,375	1,905		-		64,929
Current assets
Inventories	3,152	2,081	534	4(i)	-		5,767
Trade and trade receivables	2,960	1,386	-		-		4,346
Current tax assets	182	131	-		-		313
Derivative financial assets	61	15	-		-		76
Financial asset investments	2,330	11	-		-		2,341
Cash and cash equivalents	5,809	3,494	-		(4,660)	5(f)	4,643
Total current assets	14,494	7,118	534		(4,660)		17,486
Assets classified as held for sale	4,129	-	-		-		4,129
Total assets	57,272	31,493	2,439		(4,660)		86,544
Liabilities
Current liabilities
Trade and other payables	(3,901)	(1,427)	-		-		(5,328)
Short term borrowings	(1,926)	(394)	-		-		(2,320)
Provisions for liabilities and charges	(829)	(130)	-		-		(959)
Current tax liabilities	(151)	(42)	-		-		(193)
Derivative financial liabilities	(51)	(58)	-		-		(109)
Total current liabilities	(6,858)	(2,051)	-		-		(8,909)
Non-current liabilities
Trade and other payables	(190)	(646)	-		-		(836)
Medium and long-term borrowings	(15,065)	(6,512)	(152)	4(j)	-		(21,729)
Royalty liability	(511)	-	-		-		(511)
Retirement benefit obligations	(534)	(269)	-		-		(803)
Deferred tax liabilities	(4,653)	(1,697)	(922)	4(k)	-		(7,272)
Derivative financial liabilities	(339)	(12)	-		-		(351)
Provisions for liabilities and charges	(2,339)	(1,725)	-		-		(4,064)
Total non-current liabilities	(23,631)	(10,861)	(1,074)		-		(35,566)
Liabilities directly associated with assets classified as held for sale	(1,205)	-	-		-		(1,205)
Total liabilities	(31,694)	(12,912)	(1,074)		-		(45,680)
Net assets	25,578	18,581	1,365		(4,660)		40,864
Equity
Equity attributable to equity shareholders of the Company	19,338	17,870	1,365	4(l)	(4,660)		33,913
Non-controlling interests	6,240	711	-		-		6,951
Total equity	25,578	18,581	1,365		(4,660)		40,864

QUESTIONS AND ANSWERS ABOUT THE MEETING AND ABOUT VOTING

The following questions and answers about the Teck Meeting and voting are designed to help you understand them in more detail.

Q.            Why did I receive this package of information?

A.	This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Teck for use at the Teck Meeting. As a holder of Teck Shares at the close of business on the Record Date, you are entitled to receive notice of and vote at the Teck Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

Q.            Who is soliciting my proxy?

A.	Your proxy is being solicited by management of Teck. Teck has retained Laurel Hill and Innisfree to assist in connection with our communication with Teck Shareholders and solicitation of proxies.

Q.            Who pays for the proxy solicitation?

A.	The cost of soliciting proxies will be borne by Teck. Teck will reimburse brokers, custodians, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial Teck Shareholders.

Q.            When is the Teck Meeting?

A.	The Teck Meeting will be held on December 9, 2025, at 11:00 a.m. (Pacific Time). Any adjourned or postponed meeting resulting from an adjournment or postponement of the Teck Meeting will be held at a time and place to be specified either by Teck before the Teck Meeting or by the Chair at the Teck Meeting.

Q.            How do I attend the Teck Meeting?

A.	Registered Teck Shareholders and duly appointed proxyholders are able to attend the Teck Meeting in person at Suite 400-550 Burrard Street, Vancouver, British Columbia V6C 0B3 or virtually at: https://virtual-meetings.tsxtrust.com/1856.

See “Information About Voting”.

Q.            What am I being asked to vote on?

A.	Teck Shareholders will be asked to consider the Arrangement Resolution and any other items of business properly brought before the Teck Meeting.

Q.            Who is entitled to vote at the Teck Meeting?

A.	As of the Record Date, being October 20, 2025, 7,599,532 Teck Class A Shares were outstanding and 480,594,979 Teck Class B Subordinate Voting Shares were outstanding. Teck Class A Shareholders and Teck Class B Shareholders of record as of the close of business on the Record Date are entitled to notice of and to vote at the Teck Meeting.

Q.            How can I vote my Teck Shares?

A.	You can vote your Teck Shares by either attending and voting such shares at the Teck Meeting or by voting your Teck Shares by proxy or VIF in advance of the Teck Meeting. You are encouraged to vote well in advance of the proxy deadline of 11:00 a.m. (Pacific Time) on December 5, 2025.

Registered Teck Shareholder

If you are a Registered Teck Shareholder as at the close of business on the Record Date, you can vote at the Teck Meeting. If you cannot attend the Teck Meeting, please complete and return your proxy in accordance with the instructions on the proxy form.

See “Information About Voting”.

Non-Registered Teck Shareholder

If you are a Non-Registered Teck Shareholder and your Teck Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary, you may vote by carefully following the instructions provided by your Intermediary.

If you are attending the Teck Meeting, you must submit your voting instructions by completing and returning your VIF in accordance with the directions on the VIF in advance of the deadline indicated on the VIF. If you are not attending the Teck Meeting, you must submit your voting instructions by completing and returning your VIF in accordance with the directions on the VIF in advance of the deadline indicated on the VIF.

See “Information About Voting”.

Q.	How will the Arrangement Resolution be decided at the Teck Meeting?

A.	The requisite approval for the Arrangement Resolution is the affirmative vote of at least: (a) sixty-six and two thirds (66 2/3%) of the votes cast by Teck Class A Shareholders; and (b) sixty-six and two thirds (66 2/3%) of the votes cast by Teck Class B Shareholders, each voting as a separate class, present or represented by proxy and entitled to vote at the Teck Meeting.

Q.            How many votes do I have?

A.	Teck Class A Shareholders are entitled to 100 votes per Teck Class A Share owned and Teck Class B Shareholders are entitled to one (1) vote per Teck Class B Share owned, as of the close of business on the Record Date.

Q.	What happens when I sign and return the proxy form?

A.	Registered Teck Shareholders

When you sign the proxy form appointing the Teck Management Nominees as your proxyholder, you authorize an officer of Teck to vote your Teck Shares for you at the Teck Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your Teck Shares, your vote will be cast:

•     FOR the Arrangement Resolution;

The person named in the proxy form will also have discretion to vote your Teck Shares as he or she sees fit on any other matter that may properly come before the Teck Meeting and in respect of which you are entitled to vote.

The Teck Management Nominees are Sheila Murray, Chair of the Teck Board or, failing her, Jonathan Price, President and CEO of Teck or, failing him, Norman Keevil III, Vice Chair of the Teck Board. You may appoint another person other than the Teck Management Nominees (who need not be a shareholder) to represent you at the Teck Meeting by inserting the person’s name in the blank space provided and returning the proxy as specified before the Proxy Deadline.

Non-Registered Teck Shareholders

Follow the instructions on the VIF to appoint yourself as proxyholder to attend the Teck Meeting by placing your name in the space provided and returning the VIF according to the instructions on the VIF.

Q.	What if I change my mind and want to revoke my proxy or voting instruction?

A.	Registered Teck Shareholders

If you are a Registered Teck Shareholder you may revoke your proxy prior to the Proxy Deadline by: (a) completing and returning a new proxy with a later date; (b) sending a notice in writing to our Corporate Secretary; (c) providing a notice in writing to the Chair of the Teck Meeting at the Teck Meeting; or (d) by any other manner permitted by law. However, if you vote on a ballot at the Teck Meeting you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Teck Meeting.

Non-Registered Teck Shareholders

If you are a Non-Registered Teck Shareholder, to revoke your VIF you must contact your Intermediary for instructions on how to revoke voting instructions previously submitted, such change to be submitted prior to the proxy deadline.

See “Information About Voting”.

Q.	What if amendments are made to any matter or if other matters are brought before the Teck Meeting?

A.	The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting and to other matters which may properly come before the Teck Meeting. As at the date of this Information Circular, the management of Teck knows of no such amendment, variation or other matter expected to come before the Teck Meeting. If any other matters properly come before the Teck Meeting, the persons named in the proxy form will vote on them as they see fit.

Q.            Whom do I call with questions?

A.	If you have questions, including the procedures for voting, please contact one of our proxy solicitation agents:

Laurel Hill Advisory Group

Call Toll-Free: 1-877-452-7184, text: 416-304-0211;

Email at: assistance@laurelhill.com

Innisfree M&A Incorporated

Shareholders may call: +1 (877) 750-0510 (Toll-Free from the United States) or +1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

If you have questions about deciding how to vote, you should, and are encouraged to, contact your own legal, tax, financial or other professional advisors.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following is intended to answer certain key questions concerning the Merger and is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular. For further information in respect of the Merger, see “The Merger”.

Q.            What is the Merger?

A.	On September 9, 2025, Teck and Anglo American plc entered into the Arrangement Agreement to effect an at market “merger of equals” by way of a court-approved plan of arrangement under the CBCA, pursuant to which ExchangeCo, a subsidiary of Anglo American plc, will acquire all of the issued and outstanding Teck Shares in exchange for the issuance of the Exchange Ratio of Anglo Consideration Shares for each outstanding Teck Share held, or, in the case of electing Eligible Holders, the Exchange Ratio of Exchangeable Consideration Shares for each outstanding Teck Share held. Following the Merger, Teck will be an indirect subsidiary of Anglo American plc and the merged business of Anglo American plc and Teck will continue under the trade name “Anglo Teck”.

Q.	Why is the Teck Board recommending the Merger?

A.	The Teck Board unanimously determined that a merger with Anglo American presented a highly attractive and unique opportunity to create shareholder value above the value to be created from Teck’s standalone trajectory, while lowering downside risk through improved resilience and asset diversification and preserving strategic flexibility. The Teck Board has unanimously determined, after careful consideration of the terms of the Merger and the Arrangement Agreement, the advice of its independent financial and legal advisors, and after receipt and review of the Merger Fairness Opinions and such other matters as it considered necessary and relevant, that the Merger is in the best interests of Teck and is fair to Teck Shareholders, and unanimously recommends that Teck Shareholders vote FOR the Arrangement Resolution. Teck was advised by independent financial and legal advisors and the Teck Board received opinions from each of Scotia Capital and BMO Capital Markets to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, that the Consideration to be received by Teck Shareholders pursuant to the Merger is fair from a financial point of view to Teck Shareholders.

See “The Merger — Reasons for the Merger”.

Q.	Who has agreed to support the Merger?

A.	Temagami, SMM, Dr. Norman B. Keevil, the directors and executive leadership team of Teck and certain Anglo American plc directors and executive officers have entered into customary voting support agreements in respect of approximately 79.8% of the outstanding Teck Class A Shares, 0.02% of the outstanding Teck Class B Subordinate Voting Shares, and 0.01% of the outstanding Anglo Shares, respectively, in each case as of the Record Date. See “The Merger – Voting Support Agreements”.

Q.	What will I receive for my Teck Shares?

A.	For each Teck Share, you will receive the Exchange Ratio of Anglo Shares (i.e., 1.3301 Anglo Shares), subject to adjustment in limited circumstances. Eligible Holders may elect to receive, for each Teck Share, the Exchange Ratio of Exchangeable Shares (i.e., 1.3301 Exchangeable Shares) in ExchangeCo, a subsidiary of Anglo American plc, which are exchangeable into Anglo Shares in accordance with their terms, subject to adjustment in limited circumstances. The Anglo Shares and Exchangeable Shares are each economically equivalent to one another.

Q.	Do Teck Class A and Teck Class B Subordinate Voting Shares receive the same Consideration?

A.	Yes. Each Teck Class A Share and each Teck Class B Subordinate Voting Share will have the right to receive the same Consideration as described above.

Q.	Can I elect the form of Consideration?

A.	Yes, if you are an Eligible Holder. Eligible Holders may elect to receive Exchangeable Shares instead of Anglo Shares. To make a valid election for Exchangeable Shares, registered Eligible Holders must properly complete and duly execute the Letter of Transmittal and Election Form (once made available), together with their share certificate(s) representing their Teck Shares and all other required documentation, and deposit them with the Depositary prior to the Election Deadline. The election procedure, including the form of Letter of Transmittal and Election Form and any required documentation, is described under “The Merger — Election and Exchange Mechanics and Letter of Transmittal and Election Form” and will be further described in the Letter of Transmittal and Election Form once it is provided to Registered Teck Shareholders and made available under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). If you are a Non-Registered Teck Shareholder, you must provide election instructions to your Intermediary by its deadline in order to permit your Intermediary to make an election on your behalf prior to the Election Deadline. Eligible Holders who do not make a proper election by the Election Deadline will receive Anglo Shares in exchange for their Teck Shares. If you are not an Eligible Holder, you will not be able to elect to receive Exchangeable Shares. If you have questions about whether you qualify as an Eligible Holder, you should, and are encouraged to, contact your own legal, tax, financial or other professional advisors. If you have questions about making a valid election for Exchangeable Shares, contact the Depositary.

Q.	What will the ownership of the combined company be immediately after completion?

A.	Immediately following completion of the Merger, Former Anglo Shareholders and Former Teck Shareholders are expected to own approximately 62.4% and 37.6%, respectively, of Anglo Teck. The pro forma ownership in Anglo Teck is based on Anglo American plc’s issued share capital of 1,079,143,738 Anglo Shares on a fully diluted basis as of September 5, 2025 (excluding the Anglo Charitable Trust Shares, see “Appendix “H” – Information Concerning Anglo American – Outstanding Securities Data”), and Teck’s issued share capital of 488,869,975 Teck Shares outstanding, fully diluted on a net share settled basis, as of September 5, 2025 (comprising 7,599,532 Teck Class A Shares outstanding and 481,270,443 Teck Class B Subordinate Voting Shares outstanding inclusive of the estimated dilutive impact of Teck Options).

Q.	What will the combined company be called and where will the group be headquartered?

A.	Subject to approval of the Anglo Name Change Resolution by Anglo Shareholders at the Anglo Meeting or thereafter, following completion of the Merger, the combined company will be named “Anglo Teck plc”.

Whether or not the Anglo Name Change Resolution is approved at the Anglo Meeting, following completion of the Merger, the combined group will operate under the trade name “Anglo Teck” and will be headquartered in Vancouver, Canada.

If the Anglo Name Change Resolution is not approved at the Anglo Meeting, Anglo Teck shall seek shareholder approval of the Anglo Name Change Resolution at each and every annual general meeting of Anglo Teck Shareholders until the Anglo Name Change Resolution is approved.

Q.	Where will the Anglo Shares be listed?

A.	The Anglo Shares are currently listed and admitted to trading on the LSE and the JSE under the symbols “AAL” and “AGL”, respectively, and also currently listed on the SIX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange. The Teck Class A Shares are currently listed and posted for trading on the TSX under the trading symbol “TECK.A”. The Teck Class B Subordinate Voting Shares are currently listed and posted for trading on the TSX under the trading symbol “TECK.B” and on the NYSE under the symbol “TECK”. It is anticipated that Anglo Teck will continue to trade on the LSE and the JSE and will seek listings on the TSX and NYSE (to be implemented as a listing of ADRs), subject to the approval or acceptance of each applicable exchange. Final listings remain subject to the satisfaction of customary conditions of the applicable exchanges.

See “The Merger — Stock Exchange Listings of Anglo Shares, Anglo Teck ADRs and Exchangeable Shares”.

Q.	What is the expected timing to complete the Merger?

A.	The Parties currently expect closing of the Merger to occur within 12-18 months from September 9, 2025, the date of the Merger’s announcement, subject to receipt of approvals and satisfaction of conditions. The actual timing may vary.

Q.	What approvals are required for the Merger to become effective?

A.            Among others:

•	approval of the Arrangement Resolution by Teck Shareholders;

•	approval of the Anglo Allotment Resolution by Anglo Shareholders;

•	receipt of the Final Order of the Court relating to the Merger;

•	receipt of the Key Regulatory Approvals; and

•	receipt of the listing approvals or acknowledgments, as applicable, from the TSX, NYSE, LSE and JSE.

See “The Merger – Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution”, “The Merger — Court Approval”, “The Merger — Key Regulatory Approvals”, and “The Merger — Stock Exchange Listings of Anglo Shares, Anglo Teck ADRs and Exchangeable Shares”.

Q.	How will I know when closing of the Merger will occur?

A.	Teck and Anglo American plc will issue a press release once all the necessary approvals have been received and conditions to the completion of the Merger have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Time.

Q.	What dividends are expected prior to closing of the Merger?

A.	Until closing, Teck may declare quarterly dividends in the ordinary course not to exceed CAD$0.125 per Teck Share per fiscal quarter and Anglo American plc may declare ordinary course dividends in line with its current policy. Subject to conditions, Anglo American plc will declare a special dividend in an aggregate amount up to the amount necessary to ensure that the net dividend payable to holders of Anglo Shares, other than to the holders of Anglo Charitable Trust Shares, equals $4.5 billion (expected to be approximately $4.19 per Anglo Share). The Anglo Special Dividend of $4.5 billion is presented on a net basis, excluding the Anglo Charitable Trust Shares. The calculation of the Anglo Special Dividend on a per share basis will be made by reference to the number of Anglo Shares eligible for dividend (i.e., excluding any Anglo Shares owned by Anglo American for which rights to the dividend have been waived as at the relevant record date) and will also exclude the Anglo Charitable Trust Shares. As of September 5, 2025 this was 1,074,288,648 Anglo Shares.

The Anglo Special Dividend Amount is subject to adjustment to align ordinary course dividends paid by Anglo American plc and Teck between signing and closing. If the adjustment results in a negative number, being a Negative ASD Conclusion, no Anglo Special Dividend will be paid and, instead, Teck will declare and pay the Teck Catch-Up Dividend in an aggregate amount equal to the absolute value of such negative number divided by the Adjustment Factor of 1.6596. See “The Merger – Anglo Special Dividend and Treatment of Permitted Dividends”.

Q.	How will Teck equity incentive awards be treated?

A.	In accordance with the Plan of Arrangement, commencing at the Effective Time:

•	Teck Options: each Teck Option will be exchanged for a Teck Replacement Option over Anglo Shares, with the number of shares and exercise price adjusted by the Exchange Ratio, and other terms carried forward (subject to adjustments).

•	Teck PDSUs, Teck PSUs, Teck RSUs and Teck DSUs: each Teck PDSU, Teck PSU, Teck RSU and Teck DSU will be adjusted by the Exchange Ratio and continue under the applicable Teck plan (as assumed/continued by Anglo Teck), and upon settlement/vesting will entitle the holder to a cash payment referencing the fair market value of an Anglo Share at the applicable settlement/vesting date, subject, in the case of Teck PDSUs and Teck PSUs, to applicable performance multipliers/conditions.

See “The Merger – Treatment of Teck Incentive Awards”.

Q.	What are the non-solicitation and “fiduciary out” provisions of the Arrangement Agreement?

A.	Each of Teck and Anglo American plc is subject to customary reciprocal non-solicitation covenants. Subject to compliance with the Arrangement Agreement, each may respond to an unsolicited bona fide written Acquisition Proposal that could reasonably be expected to lead to a Superior Proposal, including providing information under a customary confidentiality and standstill agreement and engaging in discussions. A Party may change its recommendation and/or terminate the Arrangement Agreement to enter into a Superior Proposal only following a five (5) Business Day match right and other specified procedures for the benefit of the other Party, including payment of a termination fee of $330 million.

Q.	What will happen if the Arrangement Resolution is not approved or the Merger is not completed for any reason?

A.	If the Arrangement Resolution is not approved or the Merger is not completed for any reason, the Arrangement Agreement may be terminated and Teck will continue to operate independently. The Arrangement Agreement may be terminated in specified circumstances, including mutual consent, failure to obtain the Teck Shareholder Approval or Anglo Shareholder Approval, failure to complete the Merger by the Outside Date, material uncured breach by a Party, and in connection with a Superior Proposal (in each case, subject to conditions). A termination fee of $330 million is payable by Teck to Anglo American plc in specified circumstances, and a termination fee of $330 million is payable by Anglo American plc to Teck in specified circumstances. If, for any reason, the Merger is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Teck Shares may be materially adversely affected and Teck’s business, financial condition or results of operations could also be subject to various material adverse consequences.

See “Risk Factors – Risks Relating to the Merger”.

Q.	Do I have dissent rights?

A.	Yes. Provided you do not vote FOR the Arrangement Resolution, Registered Teck Shareholders as of the Record Date have the right to dissent in respect of the Arrangement Resolution and, if the Merger is completed, to be paid the fair value of their Teck Shares in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or any further order of the Court.

A Registered Teck Shareholder’s right to dissent is more particularly described in this Information Circular. A copy of the Interim Order and the text of section 190 of the CBCA are set forth in Appendix “E” and Appendix “K”, respectively, to the Information Circular. It is recommended that any Registered Teck Shareholder wishing to avail themselves of the Dissent Rights seek legal advice, as failure to comply with the provisions of section 190 of the CBCA, as so modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

If you are a Non-Registered Teck Shareholder and wish to dissent, you should be aware that ONLY REGISTERED TECK SHAREHOLDERS AS OF THE RECORD DATE ARE ENTITLED TO EXERCISE THE RIGHT OF DISSENT. None of the following shall be entitled to exercise Dissent Rights: (a) any holder of Teck Incentive Awards; (b) any Person (including any Non-Registered Teck Shareholders) who is not a Registered Teck Shareholder; and (c) any Teck Shareholder who votes or has instructed a proxyholder to vote its Teck Shares for the Arrangement Resolution. A Non-Registered Teck Shareholder who wishes to exercise Dissent Rights must make arrangements for the applicable Registered Teck Shareholder to exercise Dissent Rights on behalf of the Non-Registered Teck Shareholder or, alternatively, make arrangements to become a Registered Teck Shareholder.

Q.            How and when will I receive my Consideration?

A.	If you are a Registered Teck Shareholder, as soon as practicable after the Effective Date provided you have deposited a properly completed Letter of Transmittal and Election Form (once made available), together with the share certificate(s) (if any) representing your Teck Shares and any other required documents, with the Depositary. Non-Registered Teck Shareholders are expected to receive the Consideration through their Intermediaries via CDS/DTC procedures as soon as practicable after the Effective Date.

In order for a Registered Teck Shareholder (other than Dissenting Shareholders) to receive the Consideration Shares they are entitled to receive pursuant to the Merger, such Registered Teck Shareholder must deposit a Letter of Transmittal and Election Form, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal and Election Form or as reasonably required by the Depositary, including the certificate(s) (if any) representing his, her or its Teck Shares with the Depositary (at the address specified on the last page of the Letter of Transmittal and Election Form). The Letter of Transmittal and Election Form, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal and Election Form or as reasonably required by the Depositary, must accompany all certificate(s) for Teck Shares deposited for payment pursuant to the Merger. The Letter of Transmittal and Election Form will be provided to Registered Teck Shareholders following the Teck Meeting and in any event prior to the expected completion of the Merger, and will also at such time be available under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. The exchange of Teck Shares for the Consideration Shares in respect of any Non-Registered Teck Shareholder is expected to be made with the Non-Registered Teck Shareholder’s Intermediary, including through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Teck Shareholder.

See “The Merger — Election and Exchange Mechanics and Letter of Transmittal and Election Form”.

Q.	Should I deposit my Teck Shares to the Depositary and/or elect the form of Consideration now?

A.	No. Prior to the Election Deadline, Registered Teck Shareholders will be provided with a Letter of Transmittal and Election Form explaining how and when to deposit their Teck Shares and, for Eligible Holders wishing to do so, how and by when to make an election to receive Exchangeable Shares. A copy of the Letter of Transmittal and Election Form will also be made available under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) once it is provided to Registered Teck Shareholders.

If you are a Registered Teck Shareholder, you should follow the instructions in the Letter of Transmittal and Election Form once it is made available in order to deposit your Teck Shares and receive the Consideration to which you are entitled upon completion of the Merger, including making an election to receive Exchangeable Shares. If you are a Non-Registered Teck Shareholders, you must contact your Intermediary to deposit your Teck Shares and receive the Consideration to which you are entitled upon completion of the Merger and/or, for Eligible Holders, to elect the Consideration you wish to receive under the Merger. See “The Merger – Election and Exchange Mechanics and Letter of Transmittal and Election Form” for further details.

Current UK law includes special rules which apply where Anglo Shares are transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service. Under these rules, the current rate of stamp duty and SDRT is 1.5%, generally applied, in each case, to: (a) the amount or value of the consideration where Anglo Shares are transferred for consideration in money or money’s worth; or (b) the value of the Anglo Shares in any other case. Teck Shareholders who currently hold their Teck Shares otherwise than through CDS and will therefore receive their Anglo Consideration Shares in certificated form (which will be the case for Registered Teck Shareholders, and may be the case for Teck Shareholders holding their Teck Shares through DTC), but who intend to hold their Anglo Shares through CDS following completion of the Merger are advised to transfer their Teck Shares to CDS prior to the completion of the Merger and prior to transmitting their Teck Shares pursuant to the Letter of Transmittal and Election Form. This is so that their Anglo Consideration Shares can be issued directly to them in CDS and it will not be necessary for them to incur the 1.5% stamp duty or SDRT charge on subsequently moving their Anglo Shares into CDS. Teck Shareholders who currently hold their Teck Shares otherwise than through CDS should review the discussion relating to certain UK tax matters under “Tax Matters – Certain UK Tax Considerations”.

Q.	Are there any risks I should consider in connection with the Merger?

A.	Yes. There are a number of risk factors relating to Teck’s and Anglo American’s business and operations, the Merger and Anglo Teck’s business and operations following completion of the Merger, all of which should be carefully considered by Teck Shareholders in evaluating whether to approve the Arrangement Resolution. See “Risk Factors” for a non-exhaustive list of certain additional and supplemental risk factors relating to the Merger and the business and operations of Anglo Teck following completion of the Merger, which Teck Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

Q.	What are the income tax consequences of the Merger?

A.	Teck Shareholders should read carefully the information in the Information Circular under “Tax Matters - Certain Canadian Federal Income Tax Considerations”, “Tax Matters - Certain U.S. Federal Income Tax Considerations”, “Tax Matters – Certain Peruvian Income Tax Considerations” and “Tax Matters – Certain UK Tax Considerations”, which qualifies the information set out below and should consult their own tax advisors. Teck Shareholders who are residents of Canada for purposes of the Tax Act (including Eligible Holders that do not make a valid tax election as discussed below) will generally realize a taxable disposition of their Teck Shares under the Merger. Teck Shareholders who are Eligible Holders may elect to receive Consideration that includes Exchangeable Shares. Such an Eligible Holder who elects to receive Exchangeable Shares and makes a valid tax election with ExchangeCo may generally defer all or part of the Canadian income tax on any capital gain that would otherwise arise on the exchange of such holder’s Teck Shares under the Merger. Teck Shareholders who are not residents of Canada for purposes of the Tax Act and that do not hold their Teck Shares as “taxable Canadian property” will generally not be subject to tax under the Tax Act on the disposition of the Teck Shares under the Merger. The receipt of Anglo Shares by Teck Shareholders who are “U.S. Holders” (as defined in “Tax Matters – Certain U.S. Federal Income Tax Considerations”) pursuant to the Merger is expected to be a taxable transaction for United States federal income tax purposes. Teck Shareholders who are not resident in Peru and whose Teck Shares are exchanged for Anglo Shares or Exchangeable Shares under the Merger may realize a capital gain for Peruvian tax purposes from the “indirect transfer” of the shares of a Peruvian company. For a summary of certain of the material Canadian, United States and Peruvian, income tax consequences of the Merger, Teck Shareholders should review the discussion under “Tax Matters – Certain Canadian Federal Income Tax Considerations”, “Tax Matters – Certain U.S. Federal Income Tax Considerations” and Tax Matters – Certain Peruvian Income Tax Considerations”. Teck Shareholders should also review the discussion relating to certain UK tax matters under “Tax Matters – Certain UK Tax Considerations”.

Such discussion is not intended to be legal, business or tax advice and Teck Shareholders are urged to consult their own legal and tax advisors as to the tax consequences of the Merger to them with respect to their particular circumstances.

THE MERGER

Summary of the Merger

On September 9, 2025, Teck and Anglo American plc entered into the Arrangement Agreement pursuant to which Anglo American plc agreed to indirectly acquire all of the issued and outstanding Teck Shares to effect an at market “merger of equals”. The Merger will be effected by way of a court-approved Plan of Arrangement under the CBCA involving, among others, Teck and Anglo American plc, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the Teck Shareholder Approval, the Anglo Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions to the Merger set out in the Arrangement Agreement, Anglo American plc will indirectly acquire all of the issued and outstanding Teck Shares on the Effective Date.

If completed, the Merger will result in ExchangeCo, a subsidiary of Anglo American plc, acquiring all of the issued and outstanding Teck Shares on the Effective Date, and Anglo American plc will, subject to the approval of the Anglo Name Change Resolution, change its name to “Anglo Teck plc” and, whether or not the Anglo Name Change Resolution is approved, continue the operations of Anglo American and Teck on a combined basis under the trade name “Anglo Teck”. In accordance with the Plan of Arrangement, commencing at the Effective Time, Teck Shareholders (other than Dissenting Shareholders) will receive the Exchange Ratio of an Anglo Share for each Teck Share or, in the case of electing Eligible Holders, the Exchange Ratio of an Exchangeable Share, for each Teck Share, in each case as held at the Effective Time.

Former Teck Shareholders and Former Anglo Shareholders are expected to own approximately 37.6% and 62.4% of Anglo Teck, respectively, immediately following completion of the Merger. The pro forma ownership in Anglo Teck is based on Anglo American plc’s issued share capital of 1,079,143,738 Anglo Shares on a fully diluted basis as of September 5, 2025 (excluding the Anglo Charitable Trust Shares, see “Appendix “H” – Information Concerning Anglo American – Outstanding Securities Data”), and Teck’s issued share capital of 488,869,975 Teck Shares outstanding, fully diluted on a net share settled basis as of September 5, 2025 (comprising 7,599,532 Teck Class A Shares outstanding and 481,270,443 Teck Class B Subordinate Voting Shares outstanding inclusive of estimated dilutive impact of Teck Options). For further information regarding Anglo Teck following completion of the Merger, see “Appendix “I” – Information Concerning Anglo Teck”.

Background to the Merger

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Teck and Anglo American and their respective financial and legal advisors. The following is a summary of the material events that preceded the execution of the Arrangement Agreement and public announcement of the Merger.

The Teck Board regularly considers overall corporate strategy and opportunities to create shareholder value, including by: (a) assessing the relative merits of continuing as an independent enterprise and executing on its organic growth portfolio; (b) considering mergers with other companies; and (c) reviewing the feasibility of acquiring other companies, producing mines and/or development projects that fit Teck’s portfolio and strategy. Teck also engages regularly with external financial advisors and holds informal discussions with industry peers on potential opportunities.

Over the course of a number of years, the respective Chairpersons of the Teck Board and Anglo Board and the management teams of Teck and Anglo American have cultivated and maintained a constructive dialogue with one another. Through these interactions Teck and Anglo American recognized the potential synergies and compatible cultures of the two organizations, and have at various times discussed the possibility of potential strategic transactions, including but not limited to, an acquisition of assets, a merger of equals, or working with their respective partners to form a joint venture to realize the synergies between Teck’s Quebrada Blanca (“QB”) operations and the adjacent Collahuasi mine, which is partly owned by Anglo American.

In 2021, the Teck Board began a comprehensive review with Teck’s management and advisors of the most effective ways to maximize the value of its portfolio for Teck Shareholders. As a result of this review process, the Teck Board determined that Teck’s market value did not fully reflect the sum of its parts, that additional value could be unlocked by separating future-facing transition metals from Teck’s coal and oil sands assets, and that a portfolio shift focused on the metals for the energy transition would deliver greater value for Teck Shareholders. To implement this strategy, Teck has executed several transactions, including the sale of its interest in the Fort Hills oil sands operations in 2022, which closed in early 2023, and its steelmaking coal assets (“EVR”) in 2023, which closed in 2024.

In May 2023, members of Teck management engaged in discussions with a strategic counterparty, whom we refer to as “Party X”, regarding a possible no premium, all share transaction between Party X and Teck, which were subsequently put on hold while Teck continued with its then ongoing sale of EVR.

Starting in mid-2023 and into early 2024, building on the substantial work undertaken prior to pursuing the sale of EVR, Teck management, with the assistance of external advisors, undertook additional work to articulate a clear strategic framework to guide decision-making, consistent with Teck’s corporate purpose and values, and recommended that with respect to both organic and inorganic strategic opportunities, Teck should focus on operational excellence, future-facing resources, value-driven growth and resilience. The Teck Board formally approved this strategy on February 22, 2024, and determined that because of the compelling supply and demand outlook for copper and the scarcity of long-life, low-cost copper assets, pursuit of strategic transaction opportunities with companies with such copper assets, in addition to executing on Teck’s current growth portfolio, would most effectively drive the delivery of further shareholder value.

In the first half of 2023, discussions occurred between Sheila Murray, Chair of the Teck Board and Stuart Chambers, Chair of Anglo American, Jonathan Price, Teck’s President and Chief Executive Officer, and Duncan Wanblad, Anglo American’s Chief Executive Officer, and Nic Hooper, Teck’s Executive Vice President and Chief Corporate Development Officer, and Helena Nonka, Anglo American’s Group Director of Strategy and Business Development, concerning possible transactions between Teck and Anglo American, including a merger of equals involving various transaction parameters. However, near the end of July 2023, Anglo American communicated to Teck that it was not willing to continue discussions about a potential business combination at that time due to a lack of alignment on transaction parameters.

Consistent with the strategic framework described above, in early 2024, Teck re-engaged in discussions with respect to a possible no premium, all share transaction with Party X. In February 2024, Teck’s management reviewed with the Teck Board the engagement with Party X, including potential terms and timing considerations for a possible transaction. Also, in January 2024, Mr. Price and Mr. Wanblad, and separately, Ms. Murray and Mr. Chambers, had conversations where they discussed at a high-level opportunities for potential transactions between the two companies.

At the annual strategy session of the Teck Board held in May 2024, members of the Teck management team reviewed with the Teck Board the ongoing discussions with Party X and the rationale for a potential transaction with Party X, outlining due diligence findings, synergies and structure of a possible transaction. At this strategy session, the Teck Board considered Teck’s long-term strategy and growth prospects, including Teck’s prospects as a stand-alone transition-metals focused company and confirmed the potential benefits of combining development of Teck’s organic growth pipeline with inorganic growth through potential acquisitions or business combinations.

In June 2024, Ms. Murray and Dr. Norman B. Keevil, Teck’s Chairman Emeritus, were approached by Mr. Chambers concerning the possibility of re-engaging on potential transaction structures with the potential to unlock the value of Teck’s and Anglo American’s respective transition metals businesses, including the potential timeline for further engagement given the progress of Anglo American’s ongoing portfolio simplification process. In July 2024, Ms. Nonka met with Mr. Hooper to discuss the possibility of reengagement to consider the viability of combining Anglo American and Teck within the next 12-18 months, including regulatory considerations and governance structures for a potential transaction.

During August 2024, Mr. Hooper and representatives of Ardea Partners (“Ardea”), Teck’s financial advisor, met with Ms. Nonka and representatives of Centerview Partners, Anglo American’s financial advisor, to discuss high level considerations for a combination transaction, including structure, regulatory considerations and valuation, for the purposes of determining whether there was sufficient basis for further engagement.

During the period from July to September 2024, Mr. Hooper and Ms. Nonka had a number of discussions regarding the potential to realize the synergies between Teck’s QB operations and the adjacent Collahuasi mine. During this period Teck also engaged with the other partners at QB and Collahuasi regarding realizing these synergies, but discussions did not progress further at that time due to different priorities.

In September 2024, Mr. Hooper discussed the possibility of Teck acquiring Anglo American’s interests in certain Chilean and Peruvian assets with Ms. Nonka. Anglo American indicated that it was not willing to proceed with this type of structure. Also in September 2024, Teck’s discussions with Party X reached an impasse, due to valuation and governance considerations, and discussions were terminated.

Throughout the fourth quarter of 2024, members of Teck management and Anglo American management, including Mr. Price and Mr. Wanblad, continued periodic discussions regarding a potential business combination of Teck and Anglo American, both parties having concluded that such a transaction had the potential to be the most strategic and attractive path forward for both companies, noting timing considerations related to Anglo American’s ongoing portfolio simplification process. During this period, Teck retained as legal counsel for a potential transaction Stikeman Elliott LLP and Wachtell, Lipton, Rosen & Katz. Teck also subsequently added Freshfields LLP as legal counsel in the United Kingdom and Bowmans as counsel in South Africa.

In December 2024, Ms. Murray, Dr. Keevil and Mr. Chambers, and separately Mr. Price and Mr. Wanblad, discussed the possibility of a transaction including the assets to be included and potential transaction structures. Members of Teck management and Anglo American management also met to discuss the possible synergy potential between the two businesses and their combined potential for value-driven growth. At a board meeting on December 16, 2024, the Teck Board reviewed with Teck management and representatives of Ardea and BMO Capital Markets the status of the discussions with Anglo American and results of a preliminary due diligence and regulatory approval assessment based on publicly available information. As a result of this discussion, the Teck Board directed Teck management to continue discussions with Anglo American.

In January 2025, Mr. Price met with Mr. Wanblad to discuss potential transaction opportunities between Anglo American and Teck. Additionally in January 2025, Teck’s management re-engaged in transaction discussions with Party X’s management.

At Teck Board meetings held from January to July 2025, the Teck Board continued to discuss strategic considerations for potential transactions involving a wide range of value creation options including, among other things, mergers of equals, potential bolt-on transactions, joint ventures, and other transaction variants, including asset acquisitions; discussions that were driven in part by considerations for execution of Teck’s strategy of becoming a more resilient and value-driven growth company focused on metals for the energy transition. At these meetings, Teck management reported to the Teck Board on the separate ongoing discussions with Anglo American and Party X. In February 2025, Teck management reviewed with the Teck Board potential transaction structures with each of Anglo American and Party X. Additionally, in February 2025, Teck management met with Anglo American management to discuss various strategic considerations with respect to a potential transaction involving the two companies and Anglo American’s ongoing portfolio restructuring, with a view towards aligning on a potential timeframe for engaging in discussions regarding a transaction between Teck and Anglo American.

In March 2025, Anglo American and Teck management continued to discuss potential opportunities to transact, but the parties were unable to move forward meaningfully on several outstanding issues, including timing, asset perimeter and its implications for pro forma ownership, and transaction structure.

In April 2025, members of Anglo American and Teck management met to discuss the status of Anglo American’s ongoing portfolio simplification process (including the then-impending demerger of Valterra Platinum), and potential timing for more significant engagement, including discussions on potential transaction structures. Teck also continued to engage with Party X, including by exchanging updated corporate models and management presentations.

On April 23, 2025, Teck reported its first quarter results for 2025 and noted that production at QB was impacted by a previously disclosed 18-day shutdown in January to conduct maintenance and reliability work, and complete additional tailings lifts as part of the development of the tailings management facility at QB. Teck affirmed previous production guidance ranges for QB but noted that production was expected to be at the lower end of the range as a result of these maintenance shutdowns.

In early May 2025, negotiations between Teck and Party X again reached an impasse and discussions were terminated and did not subsequently resume.

Later in May 2025, at its annual strategy session, the Teck Board discussed, among other items, Teck’s financial profile, current operations, organic growth potential, and considerations related to opportunities for mergers and acquisitions, and reaffirmed the conclusions reached at the February 2024 Teck Board meeting and the May 2024 strategy session that executing on Teck’s current growth portfolio while pursuing some form of inorganic growth was the best path forward to achieve Teck’s strategy and maximize shareholder value. The Teck Board reviewed the risks and benefits of various transaction opportunities under review, including a merger with Anglo American. The Teck Board provided Teck management with the Teck Board’s views on potential terms for a merger of equals transaction with Anglo American, including governance, head office location, structure, pro forma ownership, and related matters.

Following these directions from the Teck Board, from May 2025 to early July 2025, Teck management advanced discussions with Anglo American management with respect to a potential combination transaction including with respect to potential transaction structures, valuation, synergy potential and pro forma ownership.

On June 17-18, 2025, the Teck and Anglo American management teams met in person, along with their respective financial advisors, to discuss structuring options, including the potential use of a pre-closing special dividend as a mechanism to achieve an efficient opening balance sheet and balance Teck shareholder ownership in the combined company.

On July 4, 2025, Ms. Murray, Mr. Chambers, Mr. Price, and Mr. Wanblad met to discuss the parties’ respective gating concerns regarding a potential transaction, including transaction structure, approach to regulatory considerations and other non-financial issues.

In early July 2025, Ms. Murray shared details of the engagement with Anglo American with Dr. Keevil, who advised that Temagami Mining Company Limited would potentially consider supporting a merger of equals transaction on the terms being discussed.

On July 8, 2025, Ms. Murray and Mr. Chambers met again to continue discussion of the gating topics. The parties determined that a merger of equals transaction resulting in a UK incorporated parent entity of a group headquartered in Canada could provide an acceptable and achievable path forward and agreed to continue engagement on this basis.

During the week of July 14 to 21, 2025, Teck management and Anglo American management engaged virtually and held in-person meetings, together with their respective financial and legal advisors, to continue discussing the potential transaction, including business, commercial and financial issues and considerations relating to valuation, pro-forma share ownership, leverage and size of the anticipated pre-closing special dividend to be paid by Anglo American, as well as non-financial issues including potential undertakings to be given in connection with the application for approval under the ICA.

Through these meetings, members of Teck and Anglo American management progressed toward alignment on a framework for an at-market merger of equals transaction, with a pre-closing special dividend, in an amount to be determined, to be paid by Anglo American to its shareholders, to achieve an efficient opening balance sheet and an equity split between Teck Shareholders and Anglo Shareholders consistent with a merger of equals.

On July 16 and 21, 2025, Ms. Murray and Mr. Chambers continued discussions on the potential transaction, including considerations for governance and leadership of the combined entity.

On July 23 and 24, 2025, the Teck Board held its regular quarterly meeting and, in addition to reviewing Teck’s operational performance, reviewed the status of ongoing negotiations with Anglo American, including the then contemplated transaction structure. The Teck Board evaluated other potential options aligned with Teck’s corporate strategy, including status quo and alternative transactions. The execution risks of each were discussed. In addition, the Board discussed the unique opportunity available to create meaningful value through a merger of equals with Anglo American by realizing the substantial opportunity for unique synergies between the parties. Following the Teck Board meetings, the Teck Board instructed management to continue discussions with respect to the potential Merger.

On July 23, 2025, Teck announced its second quarter results and held an earnings call on July 24, 2025. In its second quarter results Teck lowered guidance for 2025 annual copper production at QB, citing ongoing tailings management facility development issues and potential delays caused by external factors, and disclosed updated 2025 capital guidance for QB relating to the tailings management facility. In the days following this announcement, the trading price of Teck’s shares declined by more than 15%.

On July 25, 2025, Ms. Murray and Mr. Chambers continued to discuss the transaction including the potential impacts of market reaction to Teck’s second quarter results on overall valuation.

On July 30, 2025, Ms. Murray and Mr. Chambers discussed considerations for management and board composition for the combined company, the potential elimination of Teck’s dual class share structure through a merger of equals, and other transaction matters.

On August 1, 2025, the Teck Board met to discuss, among other things, the status of the potential transaction, including valuation, the structuring of the transaction as a merger of equals, proposed engagement with key stakeholders, timing considerations and potential value inflections for both parties, particularly in light of the ongoing tailings management facility development issues at QB and the recent decline in the trading price of Teck shares.

Throughout August 2025 and continuing to September 8, 2025, Teck and Anglo American and their financial and legal advisors engaged regularly, including via a series of in-person meetings during the weeks of August 11-15, 2025 and August 25-29, 2025, to discuss and negotiate the potential transaction terms, including relative valuation, pro-forma share ownership, leverage and size of the anticipated pre-closing special dividend to be paid by Anglo American, as well as non-financial issues including board and management composition, and potential undertakings to be given in connection with the application for approval under the ICA. The parties also conducted financial, legal and technical due diligence on each other, which included site visits to certain of Teck’s and Anglo American’s operations, as well as technical due diligence reviews (such site visits and technical due diligence reviews included QB as well as other operations). During this period, Messrs. Price and Wanblad spoke on a number of occasions, as did Ms. Murray and Mr. Chambers. The Teck Board met seven times during this period. At each of these Teck Board meetings, and at each other Teck Board meeting held, an in camera session was held for the independent members of the Board to meet without management present.

Also throughout August 2025 as well as in early September 2025, members of Teck’s management, as well as representatives of Anglo American, had preliminary discussions with governmental officials in key jurisdictions in respect of the possibility of a combination involving the companies.

Over the balance of August 2025 and continuing to September 8, 2025, the parties and their respective representatives negotiated the Arrangement Agreement, the related transaction documentation and the terms of the Merger.

On August 6, 2025, Anglo American granted Teck’s advisors access to a virtual data room containing additional information regarding Anglo American. Similarly, on August 7, 2025, Teck granted Anglo American access to a virtual data room containing additional information regarding Teck. The data rooms were set up to facilitate the sharing of confidential information pursuant to the non-disclosure agreement entered into between Teck and Anglo American in July 2025. Both data rooms were iteratively updated with materials responsive to the parties’ due diligence requests. Such information supplemented the parties’ desktop due diligence of publicly available information which had been ongoing since 2023.

On August 8, 2025, the Teck Board met to discuss certain transaction matters, including engagement with key stakeholders, the nature and extent of the proposed undertakings under the ICA, quantification of the value of synergies for the proposed Merger, deal protection terms, due diligence, and potential risks related to the transaction. The Teck Board directed Teck management to continue negotiations with Anglo American consistent with the views discussed at the meeting regarding these matters.

On August 21, 2025, the Teck Board met, together with members of Teck management, to discuss the status of the proposed transaction with Anglo American, including updates on the potential synergies quantification, valuation, pro-forma share ownership, leverage and size of the anticipated pre-closing special dividend to be paid by Anglo American, as well as non-financial issues including, board and management composition, and potential undertakings to be given in connection with the application for approval under the ICA.

On August 23, 2025, a draft of the Teck Voting Support Agreement was presented to Dr. Keevil. Drafts of the Teck Voting Support Agreements were subsequently sent to the other Teck Supporting Shareholders and the parties reached alignment on the terms of the Teck Voting Support Agreement concurrently with the finalization of the Arrangement Agreement.

On August 28, 2025, the Teck Board met, together with members of Teck management and representatives of Teck’s financial and legal advisors, to discuss the status of the proposed transaction with Anglo American, including the potential timeline and synergies, noting the potential long-term benefits to Teck, value creation for Teck Shareholders and other considerations referred to below under “Reasons for the Merger” and to review the proposed terms of the Arrangement Agreement. The Teck Board reviewed with Teck management and representatives of Teck’s financial advisors the valuation analyses of each of Teck and Anglo American; the merits and risks associated with the potential transaction and alternatives available to Teck and various matters relating to the combined company following the transaction including production profile, capital structure, liquidity, and leverage. The Teck Board determined that it was supportive of continuing to pursue the proposed transaction, and directed Teck management to continue to engage and negotiate with Anglo American in an effort to settle the terms for the proposed transaction.

During the meetings held during the week of August 25-30, 2025, the parties’ respective advisors and management continued to negotiate the terms of the transaction, including exchanging views as to the appropriate approach to calculating relative valuation and an exchange ratio for a merger of equals transaction, as well as other key terms of the Arrangement Agreement, including the quantum of the special pre-closing dividend to be paid by Anglo American. Teck also informed Anglo American that it was expecting to publicly announce a comprehensive operations review and action plan to address ongoing challenges at QB.

On August 30, 2025, the parties determined that they were unable to reach agreement on certain key Arrangement Agreement terms at that time, including the exchange ratio and other economic terms. As a result, the parties suspended negotiations.

On August 31, 2025, the Teck Board met to discuss the status of negotiations, and to consider the proposed transaction in the context of Teck’s long-term strategy and growth prospects.

On September 2, 2025, Ms. Murray and Mr. Chambers discussed the status of Teck’s QB operations and certain of the key outstanding Arrangement Agreement terms, including the exchange ratio and the quantum of the special pre-closing dividend to be paid by Anglo American, on which alignment would need to be achieved in order to proceed with finalizing the terms of the proposed transaction. On September 2, 2025, Teck issued a press release announcing its comprehensive operations review and action plan for QB.

On September 3 and 4, 2025, Mr. Price and Mr. Wanblad had numerous interactions regarding transaction terms, including with respect to valuation, pro forma ownership and the size of the Anglo Special Dividend.

From September 4 through September 8, 2025, the parties engaged and negotiated via numerous calls and in-person meetings, which included their respective senior leadership (including board chairs and CEOs) and their respective financial advisors and legal counsel, to reach final agreement on transaction terms, including with respect to valuation, pro forma ownership, size of the Anglo Special Dividend, non-financial matters such as board and management composition, and final approach towards, and commitments to be made in connection with, obtaining ICA and other regulatory clearances, all with a view towards obtaining final board approvals and announcing a transaction on or around September 9, 2025.

On September 7, 2025, the Teck Board met informally to be updated on the status of the ongoing negotiations.

By September 8, 2025, the parties and their respective legal advisors had substantially completed negotiations of the Arrangement Agreement and related documentation.

On September 8, 2025, the Teck Board met, together with members of Teck management and representatives of Teck’s financial and legal advisors, to consider the merits of the Merger and final terms and conditions of the Arrangement Agreement, including the Exchange Ratio and other proposed terms of the Plan of Arrangement. During this meeting, Teck management presented their due diligence risk findings and their final conclusions and analyses of the proposed Merger, including the strategic rationale, industrial logic, growth-potential, potential synergies and financial aspects, including the Exchange Ratio, leverage and the Anglo Special Divided. Representatives of Teck’s outside legal counsel discussed the Teck Board’s fiduciary duties in the context of the Merger and reviewed with the Teck Board the terms of the Arrangement Agreement. At this meeting, representatives of Ardea, BMO Capital Markets and Scotia Capital each reviewed with the Teck Board their financial analyses of the Merger and each of BMO Capital Markets and Scotia Capital provided an oral fairness opinion, subsequently confirmed in writing, that as of September 8, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Teck Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view to Teck Shareholders. The Teck Board also reviewed and discussed the proposed press release and communications plan.

Following receipt of presentations and information and an extensive discussion regarding the Merger and alternatives, including Teck continuing to operate as a standalone company, the Teck Board deliberated and considered the proposed terms and conditions of the Merger. Following further deliberations, including as to matters described below in the section titled “Reasons for the Merger”, the Teck Board unanimously determined that the Merger was in the best interests of Teck and unanimously approved the entering into of the Arrangement Agreement and related matters.

Teck and Anglo American plc executed the Arrangement Agreement, the Teck Voting Support Agreements and the Anglo Voting Support Agreements effective as of September 9, 2025, and both companies concurrently announced entry into the Arrangement Agreement at 11:00 p.m. on September 8, 2025 in Vancouver (7:00 a.m. on September 9, 2025 in London).

Recommendation of the Teck Board

The Teck Board has unanimously determined, after careful consideration of the terms of the Merger and the Arrangement Agreement, the advice of its independent financial and legal advisors, and after receipt and review of the Merger Fairness Opinions and such other matters as it considered necessary and relevant, that the Merger is in the best interests of Teck and is fair to Teck Shareholders and unanimously recommends that Teck Shareholders vote FOR the Merger. Teck was advised by independent financial and legal advisors and the Teck Board received opinions from each of Scotia Capital and BMO Capital Markets to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Teck Shareholders pursuant to the Merger is fair from a financial point of view to Teck Shareholders.

The Teck Board unanimously recommends that Teck Shareholders vote FOR the Arrangement Resolution.

Reasons for the Merger

In the course of its evaluation of the Merger and in reaching the Teck Board Recommendation, the Teck Board consulted with Teck’s senior management, its financial advisors and its legal counsel, and considered a number of strategic, financial and operational factors and potential benefits and risks of the Merger, including, without limitation, those listed below, as well as the Teck Board’s knowledge of the business, financial condition and prospects of Teck. In summary, in reaching its unanimous recommendation that Teck Shareholders vote FOR the Arrangement Resolution, the Teck Board determined that a merger with Anglo American presented a highly attractive and unique executable opportunity to create shareholder value above the value to be created from Teck’s standalone trajectory, while lowering downside risk through improved resilience and asset diversification and preserving strategic flexibility.

The following is a summary of certain primary factors considered and relied upon by the Teck Board in reaching its determinations:

•	Opportunity to participate in future value creation from the Merger, including from the Anglo American portfolio.

o	Under the Merger, Teck Shareholders will receive all share consideration and are expected to own approximately 37.6% of the combined Anglo Teck, on a fully-diluted basis. The terms of the Merger will allow Teck Shareholders to maintain their full investment and participate in future value upside at Anglo Teck created by participation in a combined company with the following key attributes: (a) a world-class portfolio with improved growth prospects and a more diversified operating base in attractive mining jurisdictions; (b) the potential to create and derive substantial synergies from the Merger; (c) a top five (5) global copper producer with over 70% exposure to copper from a portfolio of assets with attractive cost profiles and long resource lives; (d) superior size and scale, providing enhanced resilience; (e) significant re-rating potential as a premium copper equity with an enhanced capital markets footprint; and (f) a strong balance sheet and enhanced financial resilience. In addition to potential QB – Collahuasi adjacency synergies, the benefits to Teck Shareholders will also include participation in value generated from the planned efforts underway between Anglo American and Corporación Nacional del Cobre de Chile to implement a joint mine plan in respect of the adjacent copper mines Los Bronces and Andina in Chile, which is expected to result in approximately 120,000 tonnes of potential additional annual copper production (on a 100% basis) beginning in 2030. Exposure to Anglo American’s organic growth and value creation, including from the continued portfolio simplification process, will provide Teck Shareholders with access to a wider set of attractive, value-accretive initiatives and growth opportunities than Teck could otherwise offer on a standalone basis.

o	The special dividend to be paid to Anglo American shareholders achieves an efficient opening balance sheet and increases Teck Shareholders’ participation in Anglo Teck relative to the ownership ratio implied by the relative trading values of Teck and Anglo American plc immediately prior to the date of announcement. Based on Teck’s and Anglo American plc’s respective closing prices on the TSX and LSE as of September 8, 2025 (being the last Business Day prior to the date of announcement), the relative market capitalization, on a fully-diluted basis, of Teck and Anglo American plc was approximately 34.0%:66.0%. The net $4.5 billion special dividend payable to Anglo Shareholders at closing will reduce Anglo American’s contributed equity value, thereby increasing Teck Shareholders’ participation in the Anglo Teck assets, transaction synergies and all other future value creation opportunities to 37.6% of the combined Anglo Teck, on a fully-diluted basis.

o	Anglo American and Teck have both recently been engaged in substantial portfolio simplification, which makes this the right time to bring the two companies together with a streamlined, new organizational structure that retains and leverages the best of both organizations across a larger global business.

•	World-class portfolio and improved growth prospects. The Merger will allow Teck Shareholders to participate in a diversified portfolio of high-quality operating assets across future-facing commodities, including interests in:

o	six (6) world-class copper assets in Collahuasi, Quebrada Blanca, Quellaveco, Los Bronces, Highland Valley Copper and Antamina;

o	one of the world’s largest zinc mines in Red Dog;

o	Minas-Rio and Kumba, two premium iron ore businesses with strong cash flow characteristics; and

o	other complementary operating assets, including the Carmen de Andacollo and El Soldado copper operations, the Trail Operations and Chagres integrated smelters, and the GEMCO and Mamatwan/Wessels manganese operations.

Anglo Teck is also expected to offer investors an improved and de-risked growth outlook, with multiple avenues to drive capital-efficient increases in copper production in:

o	the near-term through de-bottlenecking and other optimization initiatives at Quebrada Blanca, Collahuasi and Quellaveco, as well as the Highland Valley Copper mine life extension and the margin enhancing ultra-high-dense-media-separation project at Kumba;

o	the medium-term through incremental production from the capture of adjacency benefits between Quebrada Blanca and Collahuasi and Los Bronces and Andina and through the development of Zafranal and San Nicolás; and

o	the longer-term through delivery of compelling organic growth projects from Anglo Teck’s leading pipeline of opportunities, including brownfield expansion projects involving Quebrada Blanca, Collahuasi and Minas-Rio, the mine life extension project at Red Dog, and other greenfield development options such as Galore Creek, NuevaUnión, Schaft Creek, NewRange, Woodsmith and Sakatti. In addition, Anglo Teck will have highly attractive district-level growth options at Quellaveco and Los Bronces, which could potentially include future underground expansion at both assets.

The combination of asset quality and accretive short- and medium-term growth potential will provide investors with an attractive opportunity to participate in compelling long-term copper fundamentals, underpinned by continued economic development and the ongoing global energy transition and electrification trends. As a larger and more resilient company, Anglo Teck would have the resources to pursue value creation initiatives and growth opportunities that would not be available to Teck on a standalone basis.

•	Compelling value creation through synergies. The combination of Teck and Anglo American represents a compelling opportunity to unlock significant operational and functional synergies, as well as unique portfolio synergies between the adjacent Collahuasi and QB operations. These synergies will create a stronger, more resilient financial platform with scale advantages, including greater flexibility to reallocate capital dynamically to the highest-returning opportunities, including shareholder returns.

o	Anglo Teck expects to deliver total pre-tax recurring annual synergies of approximately $800 million by the end of the fourth year following completion of the Merger, with approximately 80% of these synergies expected to be realized on a run-rate basis by the end of the second year following completion of the Merger. These synergies will be driven by economies of scale, operational efficiencies, and implementation of best practices to deliver commercial and functional excellence across the combined organization. Synergy estimates reflect analyses conducted by Teck and Anglo American, and Teck also received input from its own third party experts that helped corroborate the magnitude and achievability of the potential synergies, and are expected to be realized as follows:

▪	board and head-office (approximately $60 million of annual synergies): synergies are expected to be driven by optimization and rationalization of board, executive leadership and other costs associated with being separate public companies;

▪	corporate and business overhead (approximately $150 million of annual synergies): synergies are expected to be generated from consolidation, optimization and operating model alignment of overlapping functions and capabilities;

▪	procurement (approximately $490 million of annual synergies, of which approximately $110 million relates to recurring capital expenditure synergies): synergies are expected to be generated from direct and indirect procurement cost synergies across Anglo Teck, driven by scale economies and consolidation and rationalization of overlapping spend categories and suppliers; and

▪	marketing revenue (approximately $100 million of annual synergies): synergies are expected to be generated by alignment of operating models and leveraging marketing and trading best practice capability within Anglo Teck.

It is expected that the realization of these recurring synergies will require estimated one-off cash costs of approximately $700 million incurred in the first three (3) years following completion of the Merger.

o	Anglo Teck is also expected to unlock an additional approximately $1.4 billion (on a 100% basis) of Underlying EBITDA revenue synergies between the adjacent Collahuasi and QB operations, on an average pre-tax annual basis from 2030-2049, resulting from an anticipated approximately 175,000 tonnes of potential additional annual copper production. With a capital intensity of approximately $11,000 per tonne of incremental copper production, extracting these EBITDA synergies represents a highly attractive and capital-efficient investment opportunity relative to standalone extension or expansion options, both across the sector (where the capital intensity is estimated to be approximately $30,000-40,000 per tonne of copper production) and within the Anglo Teck portfolio. Anglo Teck, as the only party that would be a shareholder in both the Collahuasi and QB joint ventures and with material interests in each asset, will be well-positioned to facilitate the necessary agreements between joint venture partners to capture this value creation opportunity in a timely and efficient manner, primarily through operational integration and optimization of each of the assets. Additionally, Anglo Teck’s large combined share of a joint Collahuasi-QB complex would support earlier integration of these adjacent assets and a reprioritization of the production expansion projects at Collahuasi and QB, accelerating and enhancing the delivery of this incremental value for shareholders.

•	Creation of a top five global copper producer and critical minerals champion. The Merger will combine two copper-focused industry leaders to create a global critical minerals champion with a highly attractive portfolio of operations, projects and exploration opportunities that will allow Anglo Teck to capitalize upon the current highly compelling supply/demand fundamental outlook for copper and other base metals. Anglo Teck would be a top five global copper producer, expected to offer investors more than 70% exposure to copper from a portfolio of assets with attractive cost profiles and long resource lives. In addition, Anglo Teck expects to be able to access additional top-tier mining talent that will complement its existing human capital, and leverage the respective experience of Anglo American and Teck in successfully developing and operating multiple mines in Chile and Peru.

•	Superior size, global footprint and scale with a more diversified operating base. Anglo Teck will be substantially larger than Teck on a standalone basis and have a more diversified portfolio of high-quality operating assets, reducing the broader business risk from disruptions at any single asset, providing greater cash flow stability and resilience, superior access to capital and an improved ability to return cash to shareholders while investing in future value-enhancing projects through the cycle. In this regard, the Teck Board noted that:

o	Based on Teck’s and Anglo American’s respective closing prices on the TSX and LSE as of September 8, 2025 (being the last business day prior to the date the Merger was announced) Anglo Teck would have an aggregate market capitalization in excess of $50 billion (before any adjustment for the payment of the Anglo Special Dividend payable to Anglo American shareholders), significantly more than double Teck’s size prior to the announcement of the Merger.

o	For the year ended December 31, 2024, Anglo American reported underlying EBITDA of $8,460 million, as presented in its 2024 Integrated Annual Report, and Teck reported adjusted EBITDA of $2,038 million (CAD$2,933 million converted to U.S. dollars), as presented in its 2024 Annual Report, each with compelling cost-curve positioning, creating confidence in performance through the cycle. The results for the combined Anglo Teck are expected to be further enhanced by sustainable margin improvement from the anticipated synergies, as outlined above.

•	Enhanced capital markets footprint and significant re-ratings potential. Anglo Teck expects to maintain stock market listings on the LSE (equity shares (commercial companies) category) and JSE and seek listings on the TSX and NYSE, subject to the approval or acceptance of each applicable exchange. The combination of increased scale and a global capital markets footprint that spans major centres of mining finance and technical expertise is expected to increase liquidity, expand Anglo Teck’s access to a deeper pool of investors. Given the quality of the combined asset base, the increased financial resilience, the improved growth outlook alongside balance sheet strength and talent to deliver on that growth potential, overall enhanced market presence and greater access for global shareholders, there is significant potential for the combined Anglo Teck to re-rate over time to a premium copper valuation multiple.

•	Enhanced balance sheet and financial resilience. The increased financial strength and scale of Anglo Teck is expected to provide enhanced resilience and flexibility to build on a proven track record of attractive returns to shareholders while also maintaining a strong, investment-grade balance sheet and funding a robust pipeline of growth projects. This financial position, further supported by a diversified portfolio of operating and cash-generating assets, with a diverse geographic footprint in high-quality jurisdictions, would provide capacity to consistently return capital to shareholders and invest through the cycle and allow Anglo Teck to maximize shareholder value over the long-term. Additionally, the composition of the combined company’s portfolio, an expanded cash flow base and the realization of anticipated synergies is expected to result in a stronger financial profile than Teck has today, positioning Anglo Teck for enhanced investment grade credit metrics.

•	Business climate and review of strategic alternatives. The Teck Board considered the proposed Merger and a range of potential strategic alternatives in the context of the current and prospective base metals mining industry business climate and economic and market conditions and expectations, including commodity price, supply, and demand expectations, the future prospects of Teck’s business, and the potential impact of the proposed Merger on affected stakeholders. This review of alternatives included consideration of the prospective value opportunity for Teck Shareholders from management continuing to execute its business and strategy as a standalone entity, and from various potential acquisitions and other combinations of Teck with another entity or its mineral properties in each case taking into account and assessing the potential benefits, risks (including execution and regulatory risk) and uncertainties associated with those other opportunities. As part of this review, the Teck Board assessed the risks of operating as a standalone entity, which included risks related to Teck’s ongoing operations and growth opportunities and general business, economic and market conditions, and the expected timing to complete the tailings management facility remediation efforts and fully ramp-up operations at Quebrada Blanca. After conducting such review, and in consultation with its financial and legal advisors, the Teck Board determined that the Merger provided an opportunity to create shareholder value above the expected value from Teck’s standalone trajectory and from other reasonable available strategic alternatives, as a result of the anticipated benefits of the proposed Merger and the improved growth platform provided by Anglo Teck and with significantly less downside risk than Teck’s standalone plan. The Teck Board also determined that the proposed Merger was the alternative that would not foreclose the opportunity of Teck Shareholders to benefit from strategic alternatives available to or undertaken by the combined company following the closing of the Merger.

•	Strong Values and Clear Purpose. Anglo Teck will continue to prioritize long-term value creation that focuses on safety and health, is inclusive and responsible, and recognize the importance of environmental protection and social progress, building on the respective track records of Teck and Anglo American. Both Anglo American and Teck have earned recognition as trusted leaders in sustainability within the global mining industry, including leading social and environmental stewardship, Indigenous and community relations, and responsible resource development. In its evaluation of the Merger, the Teck Board considered the culture and values of Anglo American, which it believes are aligned with Teck’s culture and values, which should facilitate a successful integration of the two companies.

•	Support of Directors, Management Teams and Shareholders of Teck. The Merger is supported by Temagami, SMM, Dr. Norman B. Keevil and the directors and executive leadership team of Teck, who have collectively agreed to vote shares representing approximately 79.8% of the issued and outstanding Teck Class A Shares and approximately 0.02% of the issued and outstanding Teck Class B Shares as of the Record Date in favour of the Arrangement Resolution at the Teck Meeting.

•	Financial Advice and Fairness Opinions. Teck engaged Ardea and BMO Capital Markets as financial advisors in connection with the proposed Merger and the review of certain other strategic alternatives. BMO Capital Markets provided a fairness opinion to Teck’s Board with respect to the fairness to Teck Shareholders of the Consideration to be received by Teck Shareholders pursuant to the Merger, the full text of which is attached as “Appendix “C” – BMO Capital Markets Fairness Opinion” to this Information Circular. Teck also engaged Scotia Capital to provide an independent fairness opinion to Teck’s Board with respect to the fairness to Teck Shareholders of the Consideration to be received by Teck Shareholders pursuant to the Merger, the full text of which is attached as “Appendix “D” – Scotia Capital Fairness Opinion” to this Information Circular. Each of BMO Capital Markets and Scotia Capital provided an opinion to the Teck Board to the effect that, as of September 8, 2025, and based upon and subject to the assumptions and limitations and qualifications set forth in their respective written opinions, the Consideration to be received by Teck Shareholders pursuant to the Merger is fair from a financial point of view to Teck Shareholders.

•	Balanced Governance and Management Participation. Until the close of the annual general meeting of Anglo Teck shareholders following the third anniversary of the Effective Time, the Anglo Teck Board is required to have an even number of directors, including an equal number of nominees, from each of Teck and Anglo American. The chairperson of the Anglo Teck Board immediately following the Effective Time will be Sheila Murray and the Anglo Teck Deputy Chief Executive Officer will be Jonathan Price, Teck’s current Chief Executive Officer. All of these considerations will allow for oversight of, continuing influence on, and input into the strategy of the combined company by people from Teck.

•	Committed to Canada. The commitments by the combined company to Canada will allow Anglo Teck, as a long-term participant in and active member of Canada’s mining ecosystem, to benefit from future value creation from the responsible delivery of Canada’s natural resource endowment and from contributing to and benefiting from Canada’s mining sector leadership.

The terms of the proposed Merger are the result of consideration of a variety of strategic alternatives and a comprehensive arm’s length negotiation process, undertaken with the oversight of the Teck Board, with the benefit of advice from its financial and legal advisors. In the course of its deliberations, the Teck Board also considered the various procedural and qualitative safeguards provided by the process leading up to and the terms of the Arrangement Agreement to protect the interests of Teck and the Teck Shareholders, including:

•	Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Teck’s ability to solicit interest from third parties, the Arrangement Agreement allows Teck to engage in discussions and negotiations regarding any unsolicited competing proposal for Teck received prior to the Teck Meeting that constitutes or would reasonably be expected to constitute or lead to a Teck Superior Proposal.

•	Shareholder and court approval. The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast in person or by proxy by Class A common and Class B subordinate voting shareholders of Teck, voting as separate classes at the Teck Meeting. The Merger is also subject to a determination of the Court that the Merger is fair and reasonable, both procedurally and substantively, to Teck Shareholders.

•	Likelihood of Completion. The likelihood that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals and the remedies available under the Arrangement Agreement to Teck in the event of various breaches by Anglo American, which the Teck Board believed supported the conclusion that a transaction with Anglo American could be completed on a reasonable timetable for such a transaction and in an orderly manner.

•	Reasonable break fee. The amount of the Teck Termination Payment, being $330 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a cross-border transaction of the nature and size of the Merger and should not preclude a third party from making an unsolicited Teck Superior Proposal.

•	Dissent Rights. Registered Teck Shareholders who do not vote in favour of the Arrangement Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive fair value for their Teck Shares.

The Teck Board also considered a number of potential risks in respect of the Merger, including:

•	Synergy Achievement Risk. The Teck Board considered the potential challenges and difficulties in integrating the business, operations, and workforce of Teck with those of Anglo American and the risk that anticipated synergies and operational efficiencies between the two companies, or other anticipated benefits of the Merger, might not be realized or might take longer to realize than expected.

•	Consideration. The Teck Board considered that, because the Merger consideration is generally based on a fixed exchange ratio rather than a fixed value, Teck Shareholders bear the risk of a relative decrease in the price of Anglo Shares during the pendency of the Merger, and the Arrangement Agreement does not provide Teck Shareholders with an adjustment to the consideration received in such circumstances. If the value of Anglo American’s assets declines relative to the value of Teck’s businesses prior to completion of the Merger, the ownership percentage of the current Anglo Shareholders in the combined company may exceed Anglo American’s relative contribution to the combined company. Further, as the Merger consideration consists of Anglo Shares (and Exchangeable Shares), the value of such consideration is subject to risks related to the business and financial condition of Anglo Teck.

•	Interim Operating Covenants. The Teck Board considered the restrictions on the conduct of Teck’s and its subsidiaries’ businesses during the period between the execution of the Arrangement Agreement and the completion of the Merger as set forth in the Arrangement Agreement, including that Teck must conduct its business only in the ordinary course, subject to specific exceptions, which could negatively impact Teck’s ability to pursue certain business opportunities.

•	Risks Associated with the Timing and Pendency of the Merger. The Teck Board considered the risks and contingencies relating to the announcement and pendency of the Merger and the amount of time that may be required to consummate the Merger (including the fact that the completion of the Merger depends on certain factors outside of Teck’s or Anglo American’s control) and the risks and costs to Teck if the completion of the Merger is not accomplished in a timely manner or if the Merger does not close at all, either of which could have an adverse impact on Teck, including potential employee attrition, the impact on Teck’s relationships with third parties, and the effect termination of the Arrangement Agreement may have on the trading price and volumes of Teck Shares and Teck’s operating results.

•	Merger Costs. The Teck Board considered the substantial transaction costs associated with entering into the Arrangement Agreement and the completion of the Merger, as well as the possible diversion of management and employee time and energy, potential opportunity cost, and disruption of Teck’s business operations.

The Teck Board considered all of these factors as a whole, as well as others, and, on balance, concluded that the potential benefits of the Merger to Teck Shareholders outweighed the risks, uncertainties, restrictions, and potentially negative factors associated with the Merger.

The Teck Board’s reasons for recommending the Merger include certain assumptions relating to Forward-Looking Information, and such information and assumptions are subject to various risks. See “General Matters - Forward-Looking Information” and “Risk Factors” in this Information Circular.

The information and factors described above and considered by the Teck Board in reaching the Teck Board Recommendation are not intended to be exhaustive, but include material factors considered by the Teck Board. The Teck Board collectively reached the conclusion to approve the Arrangement Agreement in light of the various factors described above and other factors that the members of the Teck Board believed were appropriate. Given the variety of factors considered in connection with its evaluation of the Merger, the Teck Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have assigned different weightings to different factors. The Teck Board based its recommendation on the totality of the information available to it, including discussions with Teck’s management team and outside legal and financial advisors.

Merger Fairness Opinions

In connection with the evaluation by the Teck Board, the Teck Board considered, among other things, opinions from each of BMO Capital Markets and Scotia Capital in respect of the fairness, from a financial point of view, to Teck Shareholders of the Consideration to be received by Teck Shareholders pursuant to the Merger. The following summaries of the Merger Fairness Opinions are qualified in their entirety by reference to the full text of the Merger Fairness Opinions, copies of which are attached as Appendix “C” and “D”, respectively, to this Information Circular. Teck Shareholders are urged to, and should, read the Merger Fairness Opinions in their entirety. The Merger Fairness Opinions are not a recommendation as to how Teck Shareholders should vote in respect of the Arrangement Resolution.

BMO Capital Markets Fairness Opinion

Teck entered into an engagement letter effective October 24, 2025 with BMO Capital Markets (the “BMO Capital Markets Engagement Letter”) pursuant to which, among other things, BMO Capital Markets agreed to provide Teck and the Teck Board with various advisory services in connection with the Merger including, among other things, providing the Teck Board with an opinion as to the fairness from a financial point of view of the Consideration to be received by Teck Shareholders pursuant to the Merger.

BMO Capital Markets provided the BMO Capital Markets Fairness Opinion to the Teck Board, confirming that, as at the date of the BMO Capital Markets Fairness Opinion, based upon and subject to the assumptions, limitations and qualifications set out in therein, that the Consideration to be received by Teck Shareholders pursuant to the Merger is fair from a financial point of view to the Teck Shareholders.

Pursuant to the terms of the BMO Capital Markets Engagement Letter, Teck has agreed to pay BMO Capital Markets a fee for its services as financial advisor, a substantial portion of which is contingent upon the successful completion of the Merger as well as a supplementary fixed fee for delivery of the BMO Capital Markets Fairness Opinion. In addition, Teck has agreed to reimburse BMO Capital Markets for certain of its reasonable out-of-pocket expenses and has agreed to indemnify BMO Capital Markets and its affiliates, and each of their respective current and former directors, officers, employees and agents against certain liabilities related to or arising out of BMO Capital Markets’ engagement.

With respect to Teck in the past two (2) years, BMO Capital Markets and its affiliates have: (a) acted as financial advisor to a special committee of Teck with respect to the sale of Teck’s steelmaking coal business; (b) participated in the syndicated credit facilities for Teck; (c) acted as lender to Teck’s Quebrada Blanca project; and (d) provided a range of conventional banking and treasury services to Teck including cash management, trade finance, commodity derivatives, foreign exchange and risk management.

With respect to Anglo American plc, BMO Capital Markets and its affiliates have: (a) acted as financial advisor to Anglo American plc with respect to the sale of its Peace River Coal project; (b) acted as Joint Dealer Manager on Anglo American plc’s 2025 bond tender offer; (c) acted as Joint Active bookrunner on Anglo American plc’s 2023 bond issuance; (d) participated in the syndicated credit facilities of Anglo American plc; and (e) providing a range of conventional banking and treasury services to Anglo American plc including cash management, trade finance, commodity derivatives, foreign exchange and risk management.

Teck has been advised by BMO Capital Markets that neither BMO Capital Markets, nor any of its affiliates:

(a)	is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of Teck, Anglo American plc, or any of their respective associates or affiliates (collectively, the “BMO Capital Markets Interested Parties”);

(b)	has any understandings, agreements or commitments between BMO Capital Markets and any of the BMO Capital Markets Interested Parties with respect to future business dealings; and

(c)	has been engaged to provide any financial advisory services nor has it participated in any financings involving the BMO Capital Markets Interested Parties within the past two (2) years, other than acting as financial advisor to Teck and the Board of Directors pursuant to the BMO Capital Markets Engagement Agreement and as described in the BMO Capital Markets Fairness Opinion.

In addition, BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the BMO Capital Markets Interested Parties from time to time. BMO Capital Markets and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had, and may in the future, have positions in the securities of one or more of the BMO Capital Markets Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more BMO Capital Markets Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the BMO Capital Markets Interested Parties and/or the Merger. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

A copy of the BMO Capital Markets Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO Capital Markets in rendering its opinion, is attached as Appendix “C”. Teck Shareholders are urged to, and should, read the BMO Capital Markets Fairness Opinion in its entirety.

The BMO Capital Markets Fairness Opinion addresses only the Consideration to be provided pursuant to the Merger, is for the information of the Teck Board in connection with their consideration of the Merger and does not constitute a recommendation as to how Teck Shareholders should vote at the Teck Meeting.

Scotia Capital Fairness Opinion

Teck entered into an engagement letter dated September 8, 2025 with Scotia Capital (the “Scotia Capital Engagement Letter”) pursuant to which, among other things, Scotia Capital agreed to act as Teck’s independent financial advisor and to provide the Teck Board with an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Teck Shareholders pursuant to the Merger.

Scotia Capital provided the Scotia Capital Fairness Opinion to the Teck Board, confirming that, as at the date of the Scotia Capital Fairness Opinion, based upon and subject to the assumptions, explanations and limitations set out in such written opinion, the Consideration to be received by Teck Shareholders pursuant to the Merger is fair from a financial point of view to Teck Shareholders.

Pursuant to the terms of the Scotia Capital Engagement Letter, Scotia Capital is to be paid a fixed fee for its services as financial advisor, including a fee for rendering the Scotia Capital Fairness Opinion, and such fees are not contingent on the completion of the Arrangement Agreement or the conclusion reached in the Scotia Capital Fairness Opinion. Teck has also agreed to indemnify Scotia Capital in certain circumstances and reimburse Scotia Capital’s reasonable out-of-pocket expenses. Accordingly, Scotia Capital does not have a material financial interest in the completion of the Merger.

With respect to Teck, in the past two (2) years, Scotia Capital and affiliates of Scotia Capital have: (a) acted as joint lead arranger and co-documentation agent on Teck’s $3.0 billion syndicated revolving credit facility; (b) provided various credit facilities to a subsidiary of Teck, Compañía Minera Teck Quebrada Blanca S.A.; (c) acted as co-lead on a $1.0 billion non-recourse term loan and provided cash management services to Compañía Minera Antamina S.A., in which Teck owns a 22.5% interest; and (d) provided cash management and foreign exchange services to Teck.

With respect to Anglo American plc, in the past (2) years, Scotia Capital and affiliates of Scotia Capital have: (a) acted as a lender in Anglo American plc’s $4.7 billion syndicated revolving credit facility; and (b) provided cash management, letters of credit, and foreign exchange services to Anglo American plc.

However, Teck has been advised by Scotia Capital that neither Scotia Capital nor any of its affiliates:

(a)	is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) Teck, Anglo American plc or any of their respective associates or affiliates (collectively, the “Scotia Capital Interested Parties”);

(b)	has any understandings, agreements or commitments with the Scotia Capital Interested Parties with respect to any future business dealings; and

(c)	has been engaged to provide any financial advisory services or participated in any financing, involving the Scotia Capital Interested Parties within the past two (2) years, other than pursuant to the Scotia Capital Engagement Letter and as described in the Scotia Capital Fairness Opinion.

In addition, BNS, of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business. Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank Group, of which Scotia Capital represents the global corporate and investment banking and capital markets business, may have had and may have positions in the securities of the Scotia Capital Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Scotia Capital Interested Parties, or with respect to the Merger. Furthermore, Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Scotia Capital Interested Parties.

A copy of the Scotia Capital Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by Scotia Capital in rendering its opinion, is attached as Appendix “D”. Teck Shareholders are urged to, and should, read the Scotia Capital Fairness Opinion in its entirety.

The Scotia Capital Fairness Opinion addresses only the Consideration to be received by Teck Shareholders pursuant to the Merger, is for the information of the Teck Board in connection with their consideration of the Merger and does not constitute a recommendation as to how Teck Shareholders should vote at the Teck Meeting.

Voting Support Agreements

Teck Voting Support Agreements

Anglo American plc has entered into the Teck Voting Support Agreements with the Teck Supporting Shareholders in respect of approximately 79.8% of the outstanding Teck Class A Shares and 0.02% of the outstanding Teck Class B Subordinate Voting Shares, in each case as of the Record Date, pursuant to which the Teck Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Teck Voting Support Agreements, to vote their Teck Shares in favour of the Arrangement Resolution.

The Teck Voting Support Agreements establish, among other things, the agreement of the Teck Supporting Shareholders to vote their Teck Shares in person or by proxy: (a) in favour of the approval of the Arrangement Resolution and the Merger; (b) in favour of any proposal to postpone or adjourn a meeting of the Teck Shareholders to solicit additional proxies to seek the Teck Shareholder Approval made in accordance with the terms of the Arrangement Agreement; (c) against any Acquisition Proposal; and (d) against any other action, agreement or transaction that is intended to, or would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Merger or the other transactions contemplated by the Arrangement Agreement or the Teck Voting Support Agreement or the performance by the Teck Supporting Shareholder of their or its obligations under the Teck Voting Support Agreement, including: (i) any action, agreement or transaction that would reasonably be expected to result in any condition to the consummation of the Merger not being satisfied; or (ii) other than the Merger, any extraordinary corporate transaction, including any merger, consolidation or other business combination involving Teck or any of its Subsidiaries, any sale, lease or transfer of a material portion of the assets of Teck or any Subsidiary of Teck or any reorganization, recapitalization or liquidation of Teck or any Subsidiary of Teck that would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Merger or the other transactions contemplated by the Arrangement Agreement or the Teck Voting Support Agreement. Additionally, each of the Teck Supporting Shareholders has agreed to a number of customary negative covenants in furtherance of the consummation of the Merger, such as certain restrictions on transfers of their Teck Shares and waiver of dissent rights, all as more particularly described in the Teck Voting Support Agreements. The Teck Voting Support Agreements entered into by Temagami, SMM and Dr. Norman B. Keevil further provide that such Teck Supporting Shareholders will not solicit, initiate, knowingly encourage or otherwise facilitate, engage or participate in, and cease and cause to be terminated, any negotiations or any discussions that constitute or could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of Teck.

Additionally, the Teck Voting Support Agreements shall automatically terminate and be of no further force or effect without liability to either party upon the earliest to occur of: (a) the Arrangement Agreement’s valid termination in accordance with its terms prior to the Effective Time; (b) the Effective Time; (c) a Teck Change in Recommendation in accordance with the terms of the Arrangement Agreement; (d) by written notice to Anglo American plc if, without the prior written consent of the Teck Supporting Shareholder, the Arrangement Agreement is amended, modified or waived in any manner that would result in a decrease in the amount, or a change in the form (excluding any change in the form or structure, but not the amount or value, of the Exchangeable Shares in accordance with the terms of the Arrangement Agreement), of Consideration to be received by the Teck Supporting Shareholder pursuant to the existing terms of the Arrangement Agreement (including the Plan of Arrangement); and (e) in the case of the Teck Voting Support Agreements entered into by Temagami, SMM and Dr. Norman B. Keevil, upon the written agreement of Anglo American plc and such Teck Supporting Shareholders.

The foregoing is a summary of the material terms of the Teck Voting Support Agreements and is subject to, and qualified in its entirety by, the full text of the Teck Voting Support Agreements, the forms of which have been filed under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Anglo Voting Support Agreements

Teck has entered into the Anglo Voting Support Agreements with the Anglo Supporting Shareholders in respect of approximately 0.01% of the outstanding Anglo Shares as of the Record Date, pursuant to which the Anglo Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Anglo Voting Support Agreements, to vote their Anglo Shares in favour of the Anglo Allotment Resolution and the Anglo Name Change Resolution.

The Anglo Voting Support Agreements establish, among other things, the agreement of the Anglo Supporting Shareholders to vote their Anglo Shares: (a) in favour of the approval of the Anglo Allotment Resolution and the Anglo Name Change Resolution; (b) in favour of any proposal to postpone or adjourn a meeting of the Anglo Shareholders to solicit additional proxies to seek the Anglo Shareholder Approval made in accordance with the terms of the Arrangement Agreement; (c) against any Acquisition Proposal; (d) against any other action, agreement or transaction that is intended to, or would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Merger or the other transactions contemplated by the Arrangement Agreement or the Anglo Voting Support Agreement or the performance by the Anglo Supporting Shareholder of their obligations under the Anglo Voting Support Agreement, including: (i) any action, agreement or transaction that would reasonably be expected to result in any condition to the consummation of the Merger not being satisfied; or (ii) other than the Merger, any extraordinary corporate transaction, including any merger, consolidation or other business combination involving Anglo American plc or any of its Subsidiaries, any sale, lease or transfer of a material portion of the assets of Anglo American plc or any Subsidiary of Anglo American plc or any reorganization, recapitalization or liquidation of Anglo American plc or any Subsidiary of Anglo American plc that would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Merger or the other transactions contemplated by the Arrangement Agreement or the Anglo Voting Support Agreement; and (e) not directly or indirectly, prior to the conclusion of the Anglo Meeting, option, offer, sell, assign, transfer, distribute, exchange, gift, dispose of, pledge, encumber, grant a security interest in, hypothecate, appoint or otherwise convey or dispose of any securities subject to the Anglo Voting Support Agreement. Anglo Supporting Shareholders are required to deliver their proxies or voting forms not later than five (5) Business Days prior to the date of the Anglo Meeting.

The Anglo Voting Support Agreements shall automatically terminate and be of no further force or effect upon the earliest to occur of: (a) the Arrangement Agreement’s valid termination in accordance with its terms prior to the Effective Time; (b) the Effective Time; (c) an Anglo Change in Recommendation in accordance with the terms of the Arrangement Agreement; and (d) written notice by the Anglo Supporting Shareholder to Teck if, without the prior written consent of the Anglo Supporting Shareholder, the Exchange Ratio is amended in a manner that is adverse to the interests of the Anglo Supporting Shareholder.

Intention of Teck Directors and Executive Officers

All of the directors and executive officers of Teck have indicated that they intend to vote FOR the Arrangement Resolution. As at the Record Date, Teck’s directors and executive officers beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate 5,000 Teck Class A Shares (representing approximately 0.07% of the outstanding Teck Class A Shares) and 91,873 Teck Class B Subordinate Voting Shares (representing approximately 0.02% of the outstanding Teck Class B Subordinate Voting Shares).

Description of Plan of Arrangement and Arrangement Mechanics

The following summary of certain transaction steps of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix “B” to this Information Circular.

The Merger is being implemented pursuant to a plan of arrangement under the CBCA. The following is a summary only of the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Merger have been satisfied or waived. The purpose of the Plan of Arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which ExchangeCo, a subsidiary of Anglo American plc, will directly acquire all of the Teck Shares.

If approved, the Merger will become effective at the Effective Time.

Pursuant to the Merger and in accordance with the Plan of Arrangement, to effect the acquisition of Teck Shares (other than Teck Shares held by Anglo American plc or any of its affiliates), in exchange for, as the case may be and as is set out in more detail in the steps below implementing the Merger: (a) in the case of Dissent Shares, a debt claim against Teck pursuant to paragraph (a) below; or (b) in the case of Exchangeable Elected Shares, the issuance and delivery of Exchangeable Consideration Shares pursuant to paragraph (d) below; or (c) in the case of all other Teck Shares, the issuance and allotment of Anglo Consideration Shares pursuant to paragraph (c) below, each of the following events shall occur and shall be deemed to occur in the following order commencing at the Effective Time, except as otherwise expressly noted, without any further authorization, act or formality by any Person:

(a)	Subject to Section 5.1 of the Plan of Arrangement, each issued and outstanding Dissent Share held by a Dissenting Shareholder described in Section 5.1(a)(i) of the Plan of Arrangement shall be transferred to and acquired by Teck for cancellation solely in exchange for, subject to Section 4.6 of the Plan of Arrangement, a debt claim against Teck for an amount determined in accordance with Section 5.1 of the Plan of Arrangement, and:

(i)	each such Dissenting Shareholder shall cease to be the holder of each such Dissent Share and to have any rights as a holder of each such Dissent Share other than a claim against Teck for an amount determined in accordance with Section 5.1 of the Plan of Arrangement; and

(ii)	each such Dissent Share acquired by Teck pursuant to this paragraph (a) shall be cancelled;

(b)	Commencing immediately after the step set out above each of the following events shall occur and be deemed to occur in the following order:

(i)	(A) ExchangeCo will issue to CallCo: (I) a number of ExchangeCo Shares equal to the aggregate number of Anglo Consideration Shares to be issued pursuant to paragraph (c) below, and (II) one (1) ExchangeCo Deferred Share; and (B) CallCo shall be the legal and beneficial owner of such ExchangeCo Shares and such ExchangeCo Deferred Share;

(ii)	(A) in consideration for the ExchangeCo Shares and ExchangeCo Deferred Share issued pursuant to paragraph (b)(i) above, CallCo will be obligated to and shall agree to direct Anglo American plc to allot and issue (I) the Anglo Consideration Shares to the relevant Teck Shareholders in accordance with paragraph (c) below and Article 4 of the Plan of Arrangement; and (II) the HoldCo Anglo Shares to HoldCo in accordance with paragraph (e)(iii) below; (B) an amount equal to the aggregate fair market value of the Anglo Consideration Shares shall be added to the stated capital account of the ExchangeCo Shares; and (C) the amount of $0.01 shall be added to the stated capital account of the ExchangeCo Deferred Shares;

(iii)	(A) CallCo will: (I) issue a number of CallCo Shares to Anglo American plc equal to the aggregate number of Anglo Consideration Shares to be allotted and issued pursuant to paragraph (c) below; and (II) transfer to Anglo American plc one (1) ExchangeCo Deferred Share; and (B) Anglo American plc shall be the legal and beneficial owner of such CallCo Shares and such ExchangeCo Deferred Share; and

(iv)	(A) in consideration for the issue of the CallCo Shares issued in paragraph (b)(iii) above and the transfer of the ExchangeCo Deferred Share pursuant to paragraph (b)(iii) above, CallCo shall direct Anglo American plc and Anglo American plc will be obligated to and shall undertake to allot and issue: (I) the Anglo Consideration Shares to the relevant Teck Shareholders in accordance with paragraph (c) below and Article 4 of the Plan of Arrangement; and (II) the HoldCo Anglo Shares to HoldCo in accordance with paragraph (e)(iii) below in accordance with the Voting and Exchange Trust Agreement; and (B) an amount equal to the aggregate fair market value of the Anglo Consideration Shares shall be added to the stated capital account of the CallCo Shares;

(c)	Immediately after the step set out in paragraph (b)(iv) above and simultaneously with the steps set out in paragraphs (d) through (k) (inclusive) below, each issued and outstanding Teck Share (other than Exchangeable Elected Shares, Teck Shares held by Anglo American plc or any of its affiliates, and, for greater certainty, Dissent Shares held by a Dissenting Shareholder described in Section 5.1(a)(i) of the Plan of Arrangement), shall be transferred by the relevant Teck Shareholder of such Teck Shares to, and acquired by, ExchangeCo solely in exchange for the allotment and issue of the Anglo Consideration Shares in respect of such Teck Share directly for the benefit of such Teck Shareholder by Anglo American plc pursuant to its undertaking provided in paragraph (b)(iv) above:

(i)	in satisfaction of its undertaking to do so provided in paragraph (b)(iv)(A)(I) above, Anglo American plc shall allot and issue the Anglo Consideration Shares directly for the benefit of the relevant Teck Shareholders in accordance with Article 4 of the Plan of Arrangement (and for greater certainty ExchangeCo shall never be or be deemed to be the legal or beneficial owner of the Anglo Consideration Shares);

(ii)	each Teck Shareholder of each such Teck Share shall cease to be the holder of each such Teck Share and to have any rights as a holder of each such Teck Share other than the right to the allotment and issue of the Anglo Consideration Shares to which such Teck Shareholder is entitled pursuant to paragraph (c)(i) above and the other rights as set out in Article 4 of the Plan of Arrangement; and

(iii)	ExchangeCo shall be the legal and beneficial owner of each such Teck Share acquired by ExchangeCo pursuant to this paragraph (c);

(d)	Simultaneously with the step set out above, each issued and outstanding Exchangeable Elected Share (for greater certainty, other than Dissent Shares held by a Dissenting Shareholder described in Section 5.1(a)(i) of the Plan of Arrangement) shall be transferred by the relevant Exchangeable Elected Shareholder to, and acquired by, ExchangeCo solely in exchange for the issue and delivery of the Exchangeable Consideration Shares in respect of such Exchangeable Elected Share by ExchangeCo and certain ancillary rights receivable hereunder, and

(i)	each Exchangeable Elected Shareholder shall cease to be the holder of each such Exchangeable Elected Share and to have any rights as a holder of each such Exchangeable Elected Share other than the right to the delivery of the Exchangeable Consideration Shares to which such Exchangeable Elected Shareholder is entitled pursuant to this paragraph (d), certain ancillary rights receivable hereunder and the other rights as set out in Article 4 of the Plan of Arrangement;

(ii)	ExchangeCo shall be the legal and beneficial owner of each such Exchangeable Elected Share acquired by ExchangeCo pursuant to this paragraph (d); and

(iii)	ExchangeCo shall add to the stated capital maintained in respect of the Exchangeable Shares an amount equal to the fair market value of all of the Exchangeable Elected Shares acquired by ExchangeCo in this step;

(e)	Simultaneously with the step set out in paragraph (c) above:

(i)	Anglo American plc, CallCo and ExchangeCo shall execute the Exchangeable Share Support Agreement and such agreement shall become binding on Anglo American plc, CallCo and ExchangeCo;

(ii)	Anglo American plc, CallCo, ExchangeCo, HoldCo and the Trustee shall execute the Voting and Exchange Trust Agreement and such agreement shall become binding on Anglo American plc, CallCo, ExchangeCo, HoldCo and the Trustee; and

(iii)	In satisfaction of its undertaking to do so provided in (b)(iv)(A)(II) Anglo American plc shall, in accordance with the Voting and Exchange Trust Agreement, allot and issue to a designated account of HoldCo with a participant in CDS the HoldCo Anglo Shares, and all rights of Exchangeable Elected Shareholders as third party beneficiaries under the Voting and Exchange Trust Agreement shall be received by them as part of the ancillary rights receivable by them under paragraph (d) above;

(f)	Simultaneously with the steps set out in paragraphs (c) and (e)(iii) above, an amount equal to the aggregate fair market value of the Anglo Consideration Shares shall be reflected in the share capital and share premium account of Anglo American plc;

(g)	Simultaneously with the step set out in paragraph (c) above:

(i)	each Teck Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be exchanged for a Teck Replacement Option over a number of Anglo Shares equal to the product of: (A) the number of Teck Shares subject to the Teck Option immediately before the Effective Time; multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance or transfer of a fraction of an Anglo Share on any particular exercise of Teck Replacement Options, then the number of Anglo Shares otherwise issued or transferred upon such exercise shall be rounded down to the nearest whole number of Anglo Shares;

(ii)	the exercise price per Anglo Share subject to any such Teck Replacement Option shall be an amount equal to the quotient of: (X) the exercise price per Teck Share under the exchanged Teck Option immediately prior to the Effective Time; divided by (Y) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of Teck Options for Teck Replacement Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Teck Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount of the Teck Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the Teck Option immediately before such exchange; and

(iii)	the terms and conditions of any Teck Replacement Option, including the term to expiry and conditions to and manner of exercising and vesting schedule, will be the same as the Teck Option for which it was exchanged, each Teck Replacement Option shall be governed by the terms of the Teck Option Plan (which shall be assumed by Anglo American plc) and any document evidencing a Teck Option shall thereafter evidence such Teck Replacement Option (in each case, subject to any adjustments contemplated by this paragraph (g)).

(h)	Simultaneously with the step set out in paragraph (c) above, in respect of each Teck PDSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck PDSU”):

(i)	such Pre-Adjustment Teck PDSU shall be adjusted by multiplying such Pre-Adjustment Teck PDSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck PDSU formerly held by such holder, hold the number of Teck PDSUs as is equal to the product of such adjustment (the “Adjusted Teck PDSUs”);

(ii)	upon the redemption or settlement of such Adjusted Teck PDSUs following the Effective Time, each such Adjusted Teck PDSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck PDSU Plan, with reference to the Fair Market Value on such Adjusted Teck PDSU’s Filing Date of an Anglo Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Teck PDSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Teck PDSU) and/or the Performance Conditions applicable to such Adjusted Teck PDSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and

(iv)	such Adjusted Teck PDSUs shall remain outstanding and governed by the terms of the Teck PDSU Plan and any document evidencing the applicable Pre-Adjustment Teck PDSU (subject to the adjustments contemplated by this paragraph (h), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(i)	Simultaneously with the step set out in paragraph (c) above, in respect of each Teck PSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck PSU”):

(i)	such Pre-Adjustment Teck PSU shall be adjusted by multiplying such Pre-Adjustment Teck PSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck PSU formerly held by such holder, hold the number of Teck PSUs as is equal to the product of such adjustment (the “Adjusted Teck PSUs”);

(ii)	upon the vesting of such Adjusted Teck PSUs following the Effective Time, each such Adjusted Teck PSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck PSU Plan, with reference to the Fair Market Value on the date of vesting of an Anglo Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Teck PSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Teck PSU) and/or the Performance Conditions applicable to such Adjusted Teck PSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and

(iv)	such Adjusted Teck PSUs shall remain outstanding and governed by the terms of the Teck PSU Plan and any document evidencing the applicable Pre-Adjustment Teck PSU (subject to the adjustments contemplated by this paragraph (i), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(j)	Simultaneously with the step set out in paragraph (c) above, in respect of each Teck RSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck RSU”):

(i)	such Pre-Adjustment Teck RSU shall be adjusted by multiplying such Pre-Adjustment Teck RSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck RSU formerly held by such holder, hold the number of Teck RSUs as is equal to the product of such adjustment (the “Adjusted Teck RSUs”);

(ii)	upon the vesting of such Adjusted Teck RSUs following the Effective Time, each such Adjusted Teck RSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck RSU Plan, with reference to the Fair Market Value on the date of vesting of an Anglo Share (and such cash payment shall be the Payment Value for such Adjusted Teck RSUs); and

(iii)	such Adjusted Teck RSUs shall remain outstanding and governed by the terms of the Teck RSU Plan and any document evidencing the applicable Pre-Adjustment Teck RSU (subject to the adjustments contemplated by this paragraph (j));

(k)	Simultaneously with the step set out in paragraph (c) above, in respect of each Teck DSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck DSU”):

(i)	such Pre-Adjustment Teck DSU shall be adjusted by multiplying such Pre-Adjustment Teck DSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck DSU formerly held by such holder, hold the number of Teck DSUs as is equal to the product of such adjustment (the “Adjusted Teck DSUs”);

(ii)	upon the redemption or settlement of such Adjusted Teck DSUs following the Effective Time, each such Adjusted Teck DSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck DSU Plan, with reference to the Fair Market Value on such Adjusted Teck DSU’s Filing Date of an Anglo Share (and such cash payment shall be the Payment Value for such Adjusted Teck DSUs); and

(iii)	such Adjusted Teck DSUs shall remain outstanding and governed by the terms of the Teck DSU Plan and any document evidencing the applicable Pre-Adjustment Teck DSU (subject to the adjustments contemplated by this paragraph (k)); and

(l)	Following the foregoing steps, on the Effective Date, each of Teck, Anglo American plc, ExchangeCo and CallCo shall make the appropriate entries in its applicable securities registers to reflect the matters referenced in the foregoing paragraphs.

Deposit of Consideration

On the Effective Date, Anglo American plc or ExchangeCo shall deliver or cause to be delivered to the Depositary the Anglo Consideration Shares and Exchangeable Consideration Shares required to satisfy the aggregate Consideration payable to Teck Shareholders in accordance with the Plan of Arrangement. Such Anglo Consideration Shares and Exchangeable Consideration Shares shall be held by the Depositary as agent and nominee for such Former Teck Shareholders for distribution to such Former Teck Shareholders in accordance with the provisions of the Plan of Arrangement.

Paramountcy

From and after the Effective Time: (a) the Plan of Arrangement shall take precedence and priority over any and all Teck Shares and Teck Incentive Awards issued prior to the Effective Time; (b) the rights and obligations of the registered and beneficial holders of Teck Shares, the holders of Teck Incentive Awards, Teck, Anglo Teck, ExchangeCo, CallCo, HoldCo, the Depositary, the Trustee, and any transfer agent or other depositary in relation thereto, shall be solely as provided for in the Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Teck Shares and Teck Incentive Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Amendments to the Plan of Arrangement

Teck and Anglo American plc reserve the right to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any amendment, modification or supplement must be contained in a written document which is: (a) approved by Teck and Anglo American plc in writing; (b) if made following the Teck Meeting, approved by the Court; and (c) communicated to Teck Shareholders if and as required by the Court. Any amendment, modification or supplement to the Plan of Arrangement, if agreed to by Teck and Anglo American plc, may be proposed by Teck or Anglo American plc at any time prior to or at the Teck Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Teck Shareholders shall become part of the Plan of Arrangement for all purposes. Any amendment, modification or supplement to the Plan of Arrangement which is approved or directed by the Court following the Teck Meeting shall be effective only: (i) if it is consented to by Teck and Anglo American plc (each acting reasonably); and (ii) if required by the Court or applicable Law, it is consented to by some or all of the Teck Shareholders voting in the manner directed by the Court. The Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Teck and Anglo American plc, provided that it concerns a matter that, in the reasonable opinion of Teck and Anglo American plc, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the economic interest of any Teck Shareholders or holders of Teck Incentive Awards.

Election and Exchange Mechanics and Letter of Transmittal and Election Form

Letter of Transmittal and Election Form

Prior to the Election Deadline, a Letter of Transmittal and Election Form will be provided to Registered Teck Shareholders. A copy of the Letter of Transmittal and Election Form will also be made available under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) once it is provided to Registered Teck Shareholders. Additional copies of the Letters of Transmittal will also be available by contacting Teck’s proxy solicitation agents by using the contact details listed on the back page of this Information Circular.

Each Registered Teck Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying share certificates(s) (if any) representing their Teck Shares, in order to receive the Consideration to which such Registered Teck Shareholder is entitled under the Plan of Arrangement. It is recommended that Registered Teck Shareholders complete, sign and return the Letter of Transmittal and Election Form, together with accompanying share certificate(s) (if any) representing their Teck Shares, to the Depositary, as soon as possible.

If you are a Registered Teck Shareholder and an Eligible Holder and wish to elect the form of Consideration you will receive (i.e. Anglo Shares and/or Exchangeable Shares), you must properly complete, sign and return the Letter of Transmittal and Election Form, together with the accompanying share certificate(s) (if any) representing your Teck Shares, to the Depositary prior to the Election Deadline. Eligible Holders who do not return a Letter of Transmittal and Election Form, together with the accompanying Teck Share certificate(s) (if any), to the Depositary prior to the Election Deadline will only be entitled to receive Anglo Shares as Consideration under the Merger. The Election Deadline will be the date and time specified in a news release issued by Teck prior to the Effective Date of the Merger and Teck will provide at least two (2) Business Days’ notice of the Election Deadline, subject to any subsequent extension provided that at least one (1) Business Day advance notice will be provided by Teck. Registered Teck Shareholders who are Eligible Holders who wish to receive Exchangeable Shares are therefore strongly encouraged to properly complete, sign and return the Letter of Transmittal and Election Form, together with the accompanying share certificate(s) (if any) representing your Teck Shares, to the Depositary as soon as practicable. See “The Merger – Election and Exchange Mechanics and Letter of Transmittal and Election Form – Election for Exchangeable Shares Procedure”.

Any use of the mail to transmit a Letter of Transmittal and Election Form, together with share certificate(s) (if any) representing Teck Shares, is at the risk of the Registered Teck Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not Registered Teck Shareholders deliver a Letter of Transmittal and Election Form, together with the accompanying share certificate(s) (if any) representing their Teck Shares, upon completion of the Merger on the Effective Date, Teck Shareholders will cease to be Teck Shareholders as of the Effective Date and will only be entitled to receive the Consideration and other ancillary rights to which they are entitled under the Merger or, in the case of Dissenting Shareholders, the right to be paid the fair value of their Teck Shares in accordance with their Dissent Rights. See “Dissent Rights”.

Cash payments, if any, will be made only in respect of fractional shares, as described under Section 4.4 of the Plan of Arrangement and will be paid in accordance with the Letter of Transmittal and Election Form.

The Letter of Transmittal and Election Form will include instructions for, among other things:

•	making a valid election as to the form of Consideration;

•	making a joint tax election (for Eligible Holders);

•	depositing Teck Shares, and certificate(s) (if any) representing Teck Shares, with the Depositary; and

•	addressing lost, stolen or destroyed certificates representing Teck Shares.

Any Letter of Transmittal and Election Form deposited with the Depositary is irrevocable and may not be withdrawn by a Teck Shareholder except as expressly provided in the Letter of Transmittal and Election Form, and except that all Letters of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by Teck and Anglo American plc that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the Teck Shares, including any certificate(s) representing Teck Shares, deposited with the Letter of Transmittal and Election Form and all other ancillary documents will be returned to the Teck Shareholder by mail at the address of the Teck Shareholder as shown on the register of Teck Shareholders maintained by the transfer agent for the Teck Shares, unless the Teck Shareholder specifies a different address in the Letter of Transmittal and Election Form.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Teck Shares deposited pursuant to the Merger will be determined by Teck and Anglo American plc in their sole discretion. Teck Shareholders agree that such determination shall be final and binding. Teck, Anglo American plc and ExchangeCo reserve the right, if they so determine, to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by the Depositary. There shall be no duty or obligation of Teck or Anglo American plc to give notice of any defects or irregularities of any deposit and no liability shall be incurred by any of them for failure to give any such notice.

Election for Exchangeable Shares Procedure

Each Eligible Holder will have the right to elect to receive the form of Consideration set out below. An “Eligible Holder” is a holder of Teck Shares that, at the Effective Time, is resident in Canada for purposes of the Tax Act (or is a partnership of which a direct or indirect member is resident in Canada for purposes of the Tax Act) and otherwise satisfies the eligibility requirements set out in the Plan of Arrangement and the Letter of Transmittal and Election Form.

Eligible Holders who are Registered Teck Shareholders who wish to elect to receive Exchangeable Shares may do so by properly completing, signing and returning the Letter of Transmittal and Election Form and make a proper election thereunder to the Depositary prior to the Election Deadline. Eligible Holders who are Non-Registered Teck Shareholder (i.e., whose Teck Shares are registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary) should contact their broker, investment dealer, bank, trust company, custodian, nominee or other intermediary for instructions and assistance in making an election with respect to the form of the Consideration they wish to receive and carefully follow such instructions. Prior to the Election Deadline, a Letter of Transmittal and Election Form will be provided to Registered Teck Shareholders. A copy of the Letter of Transmittal and Election Form will also be made available under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) once it is provided to Registered Teck Shareholders. Additional copies of the Letters of Transmittal will also be available by contacting Teck’s proxy solicitation agents by using the contact details listed on the back page of this Information Circular.

Each Teck Shareholder who is not an Eligible Holder will not have the right to make an election with respect to the form of the Consideration they wish to receive. Each Teck Shareholder who is not an Eligible Holder will receive, in accordance with the Plan of Arrangement, commencing at the Effective Time, for each Teck Share (whether a Teck Class A Share or a Teck Class B Subordinate Voting Share) 1.3301 Anglo Shares.

If you are an Eligible Holder who is a Registered Teck Shareholder, to make a valid election as to the form of Consideration that you wish to receive under the Merger, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it, together with accompanying share certificate(s) (if any) representing your Teck Shares. to the Depositary prior to the Election Deadline. The “Election Deadline” will be specified in a news release issued by Teck prior to the Effective Date of the Merger and Teck will provide at least two (2) Business Days’ notice of the Election Deadline, subject to any subsequent extension provided that at least one (1) Business Day advance notice will be provided by Teck. Eligible Holders are advised that, there may be limited time to complete and deliver this Letter of Transmittal and Election Form, and delivery delays (including by mail or courier) may prevent timely receipt. Accordingly, Eligible Holders who are Registered Teck Shareholders and wish to elect to receive Exchangeable Shares upon completion of the Merger should properly complete, sign and return the Letter of Transmittal and Election Form, together with accompanying share certificate(s) (if any), to the Depositary as promptly as possible, and Eligible Holders who are Non-Registered Teck Shareholders and wish to elect to receive Exchangeable Shares upon completion of the Merger are advised to contact their intermediary for instructions and assistance in making an election to receive Exchangeable Shares and follow their intermediaries procedures for making such election as promptly as possible.

Eligible Holders wishing to jointly file a section 85 election under the Tax Act (in order to obtain a full or partial tax deferral in respect of the transfer of their Teck Shares) must also elect to receive Exchangeable Shares in respect of such transfer. See “The Merger - Description of Plan of Arrangement and Arrangement Mechanics – Tax Election”.

The determination of Teck and Anglo American plc as to whether elections to receive Exchangeable Shares have been properly made and when elections were received by the Depositary will be binding. ELIGIBLE HOLDERS WHO DO NOT MAKE AN ELECTION TO RECEIVE EXCHANGEABLE SHARES PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM TECK AND ANGLO AMERICAN PLC DETERMINE THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY TECK SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE, FOR EACH TECK SHARE, THE EXCHANGE RATIO OF ANGLO SHARES. The Depositary may, with the agreement of Teck and Anglo American plc, make such rules as are consistent with the Merger for the implementation of the elections contemplated by the Merger and as are necessary or desirable to fully effect such elections.

Exchange Procedure

Following receipt of the Final Order and prior to the Effective Time, Anglo American plc or ExchangeCo shall deliver or cause to be delivered to the Depositary the Anglo Shares and the Exchangeable Shares required to satisfy the aggregate Consideration payable to the Teck Shareholders in accordance with the Plan of Arrangement, which Anglo Shares and Exchangeable Shares shall be held by the Depositary as agent and nominee for such Former Teck Shareholders for distribution to such Former Teck Shareholders in accordance with the provisions of Article 4 of the Plan of Arrangement.

Upon delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of any Teck Shares and such other documents and instruments as the Depositary may reasonably require, and upon surrender to the Depositary of any certificate(s) (if any) which immediately prior to the Effective Time represented such Teck Shares, such Former Teck Shareholder shall be entitled to receive in exchange therefor in respect of such Teck Shares, and the Depositary shall deliver to such Former Teck Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to the Plan of Arrangement), the relevant number of Anglo Consideration Shares and/or Exchangeable Consideration Shares, as applicable, which such Former Teck Shareholder has the right to receive (together with any dividends or other distributions or returns of capital with respect thereto pursuant to the Plan of Arrangement), and the certificate(s) (if any) so surrendered shall forthwith be cancelled.

Any exchange or transfer of Teck Shares pursuant to the Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Tax Elections

A Teck Shareholder who is an Eligible Holder and who validly elects to receive Exchangeable Shares on closing of the Merger shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax law), with respect to the transfer of its Teck Shares to ExchangeCo and the receipt of Consideration in respect thereof by providing the Tax Election Package to ExchangeCo within 75 days following the Effective Date, duly completed with the details of the number of Teck Shares transferred and the applicable agreed amounts for the purposes of such elections. Assuming a valid tax election is made, such an Eligible Holder may obtain a full or partial tax deferral of any capital gain otherwise arising on the exchange of its Teck Shares. See “Tax Matters - Certain Canadian Federal Income Tax Considerations – Holders Resident In Canada – Exchange of Teck Shares – Exchange of Teck Shares for Exchangeable Shares – Joint Tax Election – Procedure for Making an Election” for more information.

No Fractional Shares and Rounding of Cash Consideration

No fractional Anglo Consideration Shares or Exchangeable Consideration Shares will be delivered to any Teck Shareholder under the Merger. Where the aggregate number of Anglo Consideration Shares and/or Exchangeable Consideration Shares to be issued to a Teck Shareholder as Consideration would result in a fraction of a share, the number of shares to be delivered to such holder will be rounded down to the nearest whole share. All fractional entitlements to Anglo Consideration Shares and Exchangeable Consideration Shares otherwise issuable to Teck Shareholders will be aggregated, rounded down to the nearest whole Anglo Consideration Share or Exchangeable Consideration Shares (the fractional portion of such aggregate number of Anglo Consideration Shares or Exchangeable Consideration Shares eliminated when rounding down, which for greater certainty shall be less than one Anglo Consideration Share or Exchangeable Consideration Share in the aggregate, the “Fractional Consideration Share Entitlement”) and the resulting whole Anglo Consideration Shares and whole Exchangeable Consideration Shares (or the Anglo Shares underlying such whole Exchangeable Consideration Shares) will be sold by the Depositary on behalf of the Teck Shareholders entitled to receive such fractional interests in one or more transactions through the facilities of a stock exchange or other public market. The net proceeds of such sale(s), after deduction of any applicable expenses, transfer taxes and commissions incurred in connection with such sales (such aggregate net proceeds received by the Depositary divided by the number of Anglo Consideration Shares and/or Exchangeable Consideration Shares (or the Anglo Shares underlying such whole Exchangeable Consideration Shares)) sold by the Depositary together with an amount in cash to be deposited by Anglo American plc with the Depositary in respect of the Fractional Consideration Share Entitlement equal to the product of the Fractional Consideration Share Entitlement multiplied by the aggregate net proceeds, will be held by the Depositary from the sale of such Anglo Consideration Shares or Exchangeable Consideration Shares (or the Anglo Shares underlying such whole Exchangeable Consideration Shares), as applicable, in trust and paid by the Depositary in due proportions to Former Teck Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share or in an Anglo Consideration Share. If such cash payable to a particular Teck Shareholder would otherwise include a fraction of a cent, the amount payable will be rounded down to the nearest whole cent. Under no circumstances will interest accrue or be paid by Anglo American plc, ExchangeCo, Teck or the Depositary in respect of any cash in lieu of fractional Anglo Shares or Exchangeable Shares, as applicable, regardless of any delay in making such payment.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Teck Shares that were transferred or exchanged, as applicable, pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall: (a) issue and deliver in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to the Plan of Arrangement; and (b) deliver any other amounts such holder is entitled to receive pursuant to Sections 4.4 and Section 4.8 of the Plan of Arrangement. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be issued and delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Teck, Anglo American plc and the Depositary (acting reasonably) in such sum as Teck or Anglo American plc may direct, or otherwise indemnify Teck and Anglo American plc in a manner satisfactory to Anglo American plc, ExchangeCo and Teck acting reasonably, against any claim that may be made against Anglo American plc, ExchangeCo and Teck with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Taxes

Anglo American plc, ExchangeCo, CallCo, Teck and the Depositary shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person under the Plan of Arrangement and from all consideration, dividends, interest or other amounts payable or distributed to any Former Teck Shareholder or former holder of Teck Incentive Awards such amounts as Anglo American plc, ExchangeCo, CallCo, Teck or the Depositary are required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under the Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable (where applicable) to a Former Teck Shareholder or former holder of Teck Incentive Awards, Anglo American plc, ExchangeCo, CallCo, Teck and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Anglo American plc, ExchangeCo, CallCo, Teck or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Anglo American plc, ExchangeCo, CallCo, Teck or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Stamp Taxes

While no Stamp Taxes are, on the basis of applicable Laws in force as at the date of the Plan of Arrangement, anticipated to be payable in the United Kingdom or elsewhere in connection with the exchange of Exchangeable Shares for Anglo Shares pursuant to the Exchangeable Share Provisions, holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Anglo American plc, its affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or issuance of such Exchangeable Shares or their exchange for Anglo Shares, and transferees of Anglo Shares or Persons to whom Anglo Shares are delivered (in each case other than Anglo American plc, its affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Anglo Shares, in each case, whether arising as a result of a change of law or otherwise. In no event will Anglo American plc, CallCo or any of their respective affiliates or the Depositary be responsible for any such Stamp Taxes.

Post-Effective Time Dividends and Distributions

No dividends or other distributions or returns of capital payable on or in respect of Anglo Consideration Shares or Exchangeable Consideration Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Teck Shares that were transferred pursuant to Section 2.4 of the Plan of Arrangement in respect of which Anglo Consideration Shares or Exchangeable Consideration Shares were issued pursuant to the Merger. All dividends and other distributions or returns of capital payable on or in respect of Anglo Consideration Shares or Exchangeable Consideration Shares held by the Depositary with a record date after the Effective Time shall be paid by Anglo American plc or ExchangeCo as applicable to the Depositary and shall be held by the Depositary in trust for the former holders of Teck Shares entitled to receive such Anglo Consideration Shares or Exchangeable Consideration Shares pursuant to the Merger, in each case until delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such Teck Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any such certificate or certificates (or affidavit in accordance with the Plan of Arrangement) which, immediately prior to the Effective Time, represented such Teck Shares in accordance with the Plan of Arrangement or until surrendered and/or forfeited in accordance with the Plan of Arrangement. Subject to applicable laws, following the delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such Teck Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates (or affidavit in accordance with the Plan of Arrangement) which, immediately prior to the Effective Time, represented such Teck Shares, in accordance with the Plan of Arrangement Depositary shall pay to the applicable former holder of Teck Shares, without interest, the amount of dividends or other distributions or returns of capital with a record date after the Effective Time theretofore paid with respect to such Anglo Consideration Shares or Exchangeable Consideration Shares to which such holder is entitled pursuant to the Merger.

Limitation and Proscription

To the extent that a Former Teck Shareholder shall not have complied with the provisions of Sections 4.1 and 4.2 of the Plan of Arrangement on or before the final proscription date, then the Consideration that such Former Teck Shareholder was entitled to receive shall be deemed to have been surrendered to ExchangeCo (in the case of the Exchangeable Consideration Shares) and Anglo Teck (in the case of Anglo Consideration Shares) in each case for cancellation for no consideration and shall be delivered to ExchangeCo or Anglo Teck, as applicable, by the Depositary and the interest of the Former Teck Shareholder in such Consideration (and any dividend or other distribution or return of capital referred to in Section 4.8 of the Plan of Arrangement) to which it was entitled shall be terminated as of such final proscription date, and the certificates formerly representing Teck Shares, if any, shall cease to represent a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any Teck Shareholder to receive the Consideration for Teck Shares pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to ExchangeCo. For greater certainty, no former Teck Shareholder shall have any right, claim or interest of any kind or nature whatsoever in respect of Teck Shares from and after the final proscription date, including any entitlement to receive any Consideration for any reason, or any entitlement to dividends, distributions or returns of capital, or other interests, on or in respect of Teck Shares or the Consideration, and in accordance with the Plan of Arrangement all such rights and interests of former Teck Shareholders shall be deemed to have been surrendered to Anglo American plc or ExchangeCo, as applicable, and forfeited by such former Teck Shareholders for no consideration as of the final proscription date.

Non-Registered Teck Shareholders

Teck Shareholders whose Teck Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivery of the share certificate(s) representing those Teck Shares and making an election with respect to the form of Consideration they wish to receive.

Current UK law includes special rules which apply where Anglo Shares are transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service. Under these rules, the current rate of stamp duty and SDRT is 1.5%, generally applied, in each case, to: (a) the amount or value of the consideration where Anglo Shares are transferred for consideration in money or money’s worth; or (b) the value of the Anglo Shares in any other case. Teck Shareholders who currently hold their Teck Shares otherwise than through CDS and will therefore receive their Anglo Consideration Shares in certificated form (which will be the case for Registered Teck Shareholders, and may be the case for Teck Shareholders holding their Teck Shares through DTC), but who intend to hold their Anglo Shares through CDS following completion of the Merger are advised to transfer their Teck Shares to CDS prior to the completion of the Merger and prior to transmitting their Teck Shares pursuant to the Letter of Transmittal and Election Form. This is so that their Anglo Consideration Shares can be issued directly to them in CDS and it will not be necessary for them to incur the 1.5% stamp duty or SDRT charge on subsequently moving their Anglo Shares into CDS. Teck Shareholders who currently hold their Teck Shares otherwise than through CDS should review the discussion relating to certain UK tax matters below under “Tax Matters – Certain UK Tax Considerations”.

Treatment of Teck Incentive Awards

Upon completion of the Merger, Teck’s equity incentive awards outstanding at the Effective Time, consisting of Teck Options, Teck PDSUs, Teck PSUs, Teck RSUs and Teck DSUs will be adjusted in accordance with the applicable Teck Incentive Plans and subject to the following treatment in accordance with the terms of the Plan of Arrangement:

Teck Options

As at the close of business on the Record Date, there were 5,336,085 Teck Options outstanding. If completed, the Merger will result in each Teck Option (whether vested or unvested) outstanding immediately prior to the Effective Time being exchanged for a Teck Replacement Option over a number of Anglo Shares equal to the product of: (a) the number of Teck Shares subject to the Teck Option immediately before the Effective Time; multiplied by (b) the Exchange Ratio, provided that if the foregoing would result in the issuance or transfer of a fraction of an Anglo Share on any particular exercise of Teck Replacement Options, then the number of Anglo Shares otherwise issued or transferred upon such exercise shall be rounded down to the nearest whole number of Anglo Shares.

The exercise price per Anglo Share subject to any such Teck Replacement Option shall be an amount equal to the quotient of: (a) the exercise price per Teck Share under the exchanged Teck Option immediately prior to the Effective Time; divided by (b) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of Teck Options for Teck Replacement Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Teck Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount (as defined in the Plan of Arrangement) of the Teck Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the Teck Option immediately before such exchange. Except as set out above, the terms and conditions of a Teck Replacement Option, including the term to expiry and conditions to and manner of exercising and vesting schedule, will be the same as the Teck Option for which it was exchanged, each Teck Replacement Option shall be governed by the terms of the Teck Option Plan (as defined in the Plan of Arrangement) (which shall be assumed by Anglo American plc) and any document evidencing a Teck Option shall thereafter evidence such Teck Replacement Option (in each case, subject to any adjustments contemplated by the Plan of Arrangement).

Teck PDSUs

Each Pre-Adjustment Teck PDSU shall be adjusted in accordance with Section 2.4(g) of the Plan of Arrangement into an Adjusted Teck PDSU. Upon the redemption or settlement of such Adjusted Teck PDSUs following the Effective Time, each such Adjusted Teck PDSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck PDSU Plan, with reference to the Fair Market Value on such Adjusted Teck PDSU’s Filing Date of an Anglo Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Teck PDSUs).

The “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Teck PDSU) and/or the Performance Conditions applicable to such Adjusted Teck PDSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice. Adjusted Teck PDSUs shall remain outstanding and governed by the terms of the Teck PDSU Plan and any document evidencing the applicable Pre-Adjustment Teck PDSU (subject to the adjustments contemplated by the Plan of Arrangement, including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice).

Teck PSUs

Each Pre-Adjustment Teck PSU shall be adjusted in accordance with Section 2.4(h) of the Plan of Arrangement into an Adjusted Teck PSU. Upon the vesting of such Adjusted Teck PSUs following the Effective Time, each such Adjusted Teck PSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck PSU Plan (as defined in the Plan of Arrangement), with reference to the Fair Market Value on such Adjusted Teck PSU’s Filing Date of an Anglo Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Teck PSUs).

The “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Teck PSU) and/or the Performance Conditions applicable to such Adjusted Teck PSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice. Adjusted Teck PSUs shall remain outstanding and governed by the terms of the Teck PSU Plan and any document evidencing the applicable Pre-Adjustment Teck PSU (subject to the adjustments contemplated by the Plan of Arrangement, including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice).

Teck RSUs

Each Pre-Adjustment Teck RSU shall be adjusted in accordance with Section 2.4(i) of the Plan of Arrangement into an Adjusted Teck RSU. Upon the vesting of such Adjusted Teck RSUs following the Effective Time, each such Adjusted Teck RSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck RSU Plan, with reference to the Fair Market Value on the date of vesting of an Anglo Share (and such cash payment shall be the Payment Value for such Adjusted Teck RSUs). Adjusted Teck RSUs shall remain outstanding and governed by the terms of the Teck RSU Plan and any document evidencing the applicable Pre-Adjustment Teck RSU (subject to the adjustments contemplated by the Plan of Arrangement).

Teck DSUs

Each Pre-Adjustment Teck DSU shall be adjusted in accordance with Section 2.4(j) of the Plan of Arrangement into an Adjusted Teck DSU. Upon the redemption or settlement of such Adjusted Teck DSUs following the Effective Time, each such Adjusted Teck DSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Teck DSU Plan, with reference to the Fair Market Value on such Adjusted Teck DSU’s Filing Date of an Anglo Share (and such cash payment shall be the Payment Value for such Adjusted Teck DSUs). Adjusted Teck DSUs shall remain outstanding and governed by the terms of the Teck DSU Plan and any document evidencing the applicable Pre-Adjustment Teck DSU (subject to the adjustments contemplated by the Plan of Arrangement).

Teck Incentive Plans

Prior to the Effective Date and conditional upon the Effective Time having occurred, Teck shall, in consultation with Anglo American plc, take all steps necessary or desirable to: (a) upon the Effective Time, give effect to modifications to the Teck Incentive Plans to reflect that Anglo Teck will be the successor to Teck under the Teck Incentive Plans; (b) give effect to adjustments to the Teck Options referred to under “Teck Options” above; (c) reflect that, from and after the Effective Time, any payments to be made on the redemption or settlement of the applicable Teck Incentive Awards that are redeemable or settled for cash will be calculated by reference to the Anglo Shares, in accordance with the applicable Teck Incentive Plans and the Plan of Arrangement; and (d) reflect that the “payout multiplier” (as provided for under the applicable document evidencing the applicable Teck PSUs and Teck PDSUs) to be applied to certain Teck PSUs and Teck PDSUs outstanding at the Effective Time and the Performance Conditions applicable to all other Teck PSUs and Teck PDSUs outstanding at the Effective Time are as set forth in the applicable Performance Determination Notice(s), in accordance with the applicable Teck Incentive Plans and the Plan of Arrangement.

Pursuant to the Arrangement Agreement, to the extent permitted by applicable Law and agreed to by Teck, acting reasonably and in good faith, holders of Teck Options may receive, in alternative to a Teck Replacement Option in accordance with the adjustments to Teck Options referred to under “Teck Options” above, an incentive award over Anglo Shares of equivalent value under the Anglo Long-Term Incentive Plan that provides the applicable Teck Option holder with equivalent compensation to the foregoing treatment, including taking into account any applicable tax consequences to such Teck Option holder arising, both at the time of replacement and at the time of exercise or payment, directly from any such award, in which case the Plan of Arrangement will be amended to reflect such alternative treatment prior to the Effective Date. In the event that any such modification to the treatment of Teck Options under the Plan of Arrangement is agreed to by Teck, further information as to any such modifications will be provided to holders of Teck Options.

For further information with respect to the treatment of Teck Incentive Awards in connection with the completion of the merger, see “The Merger - Description of Plan of Arrangement and Arrangement Mechanics” and “Appendix “B” – Plan of Arrangement”.

Anglo Special Dividend and Treatment of Permitted Dividends

Permitted Ordinary Course Dividends

Until the Effective Time, Teck shall be permitted to declare, in the ordinary course in any fiscal quarter prior to the Effective Time a maximum quarterly dividend not to exceed CAD$0.125 per Teck Share and Anglo American plc shall be permitted to declare, in the ordinary course, dividends on the Anglo Shares, in line with its current dividend policy.

Anglo American plc Special Dividend

Pursuant to the terms of the Arrangement Agreement, Anglo American plc has agreed that, upon the satisfaction of certain conditions, it will declare the Anglo Special Dividend ahead of the closing time of the Merger in an aggregate amount up to the amount necessary to ensure that the net dividend payable to holders of Anglo Shares, other than to the holders of Anglo Charitable Trust Shares, equals $4.5 billion (expected to be approximately $4.19 per Anglo Share). The Anglo Special Dividend of $4.5 billion is presented on a net basis, excluding the Anglo Charitable Trust Shares. The calculation of the Anglo Special Dividend on a per share basis will be made by reference to the number of Anglo Shares eligible for dividend (i.e., excluding any Anglo Shares owned by Anglo American for which rights to the dividend have been waived as at the relevant record date) and will also exclude the Anglo Charitable Trust Shares. As of September 5, 2025 this was 1,074,288,648 Anglo Shares.

The Anglo Special Dividend will be subject to adjustment to ensure Anglo Shareholders and Teck Shareholders receive aligned ordinary course dividends prior to the closing of the Merger. In particular, the Anglo Special Dividend is subject to adjustment by the Anglo Special Dividend Balancing Amount, being an amount (which may be positive or negative) equal to: (a) the Teck Adjusted Dividend Amount, being the aggregate amount of ordinary course dividends paid by Teck between signing of the Arrangement Agreement and closing of the Merger, not to exceed CAD$0.125 per Teck Share per fiscal quarter, scaled by the Adjustment Factor of 1.6596; minus (b) the aggregate amount of ordinary course dividends paid by Anglo American plc in line with its dividend policy between signing the Arrangement Agreement and closing of the Merger, subject, in each case, to certain exchange rate adjustments.

Teck Catch-Up Dividend

In advance of closing of the Merger, in the event that Teck and Anglo American plc determine that the amount of the adjustment (described above) would cause the Anglo Special Dividend Amount to be a negative number, being a Negative ASD Conclusion, then no Anglo Special Dividend would be paid and instead, Teck will declare the Teck Catch-Up Dividend to Teck Shareholders in an aggregate amount equal to the absolute value of such negative number divided by the Adjustment Factor of 1.6596.

Exchange Ratio Adjustment Mechanism

In the event that, prior to the Effective Time: (a) Anglo American plc declares, makes or pays a dividend, distribution or other return of capital in respect of Anglo Shares with a record date on or prior to the Effective Date other than Anglo Permitted Dividends or the Anglo Special Dividend; (b) Teck declares, makes or pays a dividend, distribution or other return of capital in respect of Teck Shares with a record date on or prior to the Effective Date other than Teck Permitted Dividends; (c) Anglo American plc changes the number of Anglo Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), consolidation, recapitalization, subdivision, or other similar transaction, or takes any steps to transfer any of the Anglo Charitable Trust Shares or otherwise amend or vary the way the Anglo Charitable Trust Shares were held as of the date of the Arrangement Agreement; or (d) Teck changes the number of Teck Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), consolidation, recapitalization, subdivision, or other similar transaction, then in each case, to provide each of Anglo American plc and Teck and their respective shareholders the same economic effect as contemplated in the Arrangement Agreement and the Merger but for such circumstances arising, the Arrangement Agreement provides that the Exchange Ratio and any other dependent item set out in the Arrangement Agreement, shall be adjusted, except as may be otherwise agreed by Anglo American plc and Teck in writing. In the event that an adjustment is required and Anglo American plc and Teck cannot agree to the adjustment to the Exchange Ratio within 20 Business Days of such event occurring, the Arrangement Agreement provides that the adjustment to the Exchange Ratio will be determined by an expert in accordance with the terms of the Arrangement Agreement.

Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution

Teck Shareholder Approval

At the Teck Meeting, pursuant to the Interim Order, Teck Shareholders will be asked to approve the Arrangement Resolution authorizing the Merger, the full text of which is set out in Appendix “A”. It is a condition to the closing of the Merger that the Arrangement Resolution be approved at the Teck Meeting. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least: (a) sixty-six and two thirds (66 2/3%) of the votes cast by Teck Class A Shareholders; and (b) sixty-six and two thirds (66 2/3%) of the votes cast by Teck Class B Shareholders, each voting as a separate class, present or represented by proxy and entitled to vote at the Teck Meeting. Each Teck Shareholder of record at the close of business on the Record Date shall be entitled to vote on the Arrangement Resolution. Teck Class A Shareholders are entitled to 100 votes per share owned and Teck Class B Shareholders are entitled to one (1) vote per share owned, as of the close of business on the Record Date.

It is a condition to the closing of the Merger that the Arrangement Resolution be approved at the Teck Meeting. Should either Teck Class A Shareholders or Teck Class B Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Merger will not be completed.

It is the intention of the Persons named in the instrument of proxy enclosed with the meeting materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Arrangement Resolution.

Anglo Shareholder Approval

At the Anglo Meeting, Anglo Shareholders will be asked to consider and, if thought fit, to approve, the Anglo Allotment Resolution authorizing the issuance of Anglo Closing Shares in connection with the Merger. In order to become effective, the Anglo Allotment Resolution must be approved by more than 50% of the votes cast on such resolution by Anglo Shareholders in person or by proxy at the Anglo Meeting.

It is a condition to the closing of the Merger that the issuance of the Anglo Closing Shares in connection with the Merger be approved at the Anglo Meeting. Should Anglo Shareholders fail to approve the Anglo Allotment Resolution by the requisite majority, the Merger will not be completed.

Anglo American plc Name Change Resolution

At the Anglo Meeting, Anglo Shareholders will be asked to consider and, if thought fit, to approve, a special resolution to change the legal name of Anglo American plc to “Anglo Teck plc” conditional upon completion of the Merger. The approval of the Anglo Name Change Resolution will require the approval of at least 75% of the votes cast on such resolution by Anglo Shareholders in person or by proxy at the Anglo Meeting.

The approval of the Anglo Name Change Resolution is not a condition to the closing of the Merger. Whether or not the Anglo Name Change Resolution is approved by the requisite majority of Anglo Shareholders at the Anglo Meeting, the Arrangement Agreement provides that as promptly as reasonably practical after the closing of the Merger, the combined company will conduct its businesses under the trade name “Anglo Teck”.

If the Anglo Name Change Resolution is not approved by the requisite majority of Anglo Shareholders at the Anglo Meeting, Anglo Teck shall seek the approval of Anglo Teck Shareholders of the Anglo Name Change Resolution at each and every annual general meeting of Anglo Teck Shareholders until the Anglo Name Change Resolution is approved.

Ancillary Resolution

At the Anglo Meeting, Anglo Shareholders will be asked to consider and, if thought fit, to approve the Anglo Long-Term Incentive Plan Resolution as an ordinary resolution, to authorize an amendment to the awards granted to the executive directors of Anglo American plc in 2024 and 2025, and payments pursuant to such amendment, under the Anglo Long-Term Incentive Plan to facilitate Anglo American plc’s retention and incentivization requirements. Further details of the Anglo Long-Term Incentive Plan Resolution are set out in the Anglo Circular. The approval of the Anglo Long-Term Incentive Plan Resolution is not a condition to the closing of the Merger.

Court Approval

The Merger requires approval by the Court under section 192 of the CBCA. Prior to mailing this Information Circular, Teck obtained the Interim Order providing for the calling and holding of the Teck Meeting and other procedural matters and filed the Notice of Hearing of Petition to approve the Merger (the “Notice of Hearing of Petition”). Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix “E” and Appendix “F”, respectively, to this Information Circular.

Subject to the Teck Shareholder Approval, the Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Pacific time) on December 12, 2025 or as soon thereafter as counsel may be heard, at the courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Persons wishing to participate, be represented or present evidence or argument at the hearing may do so, subject to filing a Response to Petition as set out in the Notice of Hearing of Petition (the “Response to Petition”) and satisfying certain other requirements as set out in the Interim Order and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those Persons having previously filed a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of Teck’s application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

Under the terms of the Interim Order, each Teck Shareholder, directors of Teck, the auditor of Teck and other interested Persons with leave of the Court, will have the right to appear and make submissions at the application for the Final Order. Any Person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Teck, as applicable, at the addresses set out below, on or before 12:00 p.m. (Pacific time) on December 10, 2025, a Response to Petition, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. Response to Petition and supporting materials must be delivered, within the time specified, to Teck at the following address: Stikeman Elliott LLP Barristers and Solicitors, 1700 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: David Brown, with a copy to Anglo American plc’s counsel at Torys LLP, 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, ON M5K 1N2, Attention: Andrew Gray.

Subject to the Court ordering otherwise, only those Persons who file a Response to Petition as set out in the Notice of Hearing of Petition and satisfy certain other requirements as set out in the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Final Order. A copy of the Notice of Hearing of Petition which includes the relief sought in the Final Order is attached as Appendix “F” to this Information Circular.

Teck Shareholders, directors of Teck, the auditor of Teck or other interested Persons with leave of the Court who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

At the hearing of the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Merger and the rights and interests of every Person affected. The Court may approve the Merger in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the U.S. Securities Act for the issuance of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and have received timely notice thereof.

Accordingly, the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of securities issuable pursuant to the Plan of Arrangement, including the Exchangeable Consideration Shares, the Anglo Closing Shares and the Teck Replacement Options. The Court will be informed of this effect of the Final Order. Assuming the Final Order is granted and the other closing conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Merger.

Key Regulatory Approvals

Completion of the Merger is subject to the receipt of the Key Regulatory Approvals. The Key Regulatory Approvals include the ICA Approval and regulatory clearances in Australia, Canada, Chile, China, the EU, Japan, Mexico, South Korea, and the U.S.

If the necessary Key Regulatory Approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Merger will be completed in 12-18 months from the date of the Merger’s announcement. However, completion of the Merger is dependent on many factors, and it is not possible at this time to determine precisely when or if the Merger will become effective. As provided under the Arrangement Agreement, the Arrangement Agreement may be terminated after the Outside Date if the Merger has not been completed by that time.

Commitments to Canada

Anglo American has submitted written undertakings to the Canadian government that are consistent with all of the commitments set out below:

Committed to Canada

Anglo Teck will be a Canadian-headquartered group. Anglo Teck commits that:

(a)	the combined company’s business name will be Anglo Teck;

(b)	Anglo Teck group’s global headquarters will be in Canada;

(c)	Anglo Teck senior management will be based in Canada. More specifically:

i.	CEO, Deputy CEO and CFO will have their principal office and principal place of residence in Canada; and

ii.	a significant majority of the overall Anglo Teck senior executive team will have their principal office and principal place of residence in Canada;

(d)	a substantial proportion of Anglo Teck’s board of directors will be Canadian;

(e)	Anglo Teck will combine the leading environmental and social practices of both Teck and Anglo American; honour all existing agreements with communities, Indigenous governments, and labour unions in Canada; and promote within its organizational culture a recognition of the importance of respecting Indigenous and community rights; and

(f)	Anglo Teck will be listed on the TSX, subject to approval of the TSX.

These commitments would remain in place indefinitely.

Investing in Canada

Anglo Teck will make substantial investments in Canada. It will commit to investments of at least approximately CAD$4.5 billion over five (5) years in Canada, including:

(a)	proceeding with the CAD$2.1-2.4 billion Highland Valley Copper Mine Life Extension Project, expected to create 2,900 jobs during the construction phase of the project and support approximately 1,500 direct jobs through ongoing operations, in addition to ongoing operational investments at the site;

(b)	continuing to invest in the Trail Operations metallurgical facility, including investments of up to CAD$750 million to sustain and enhance critical minerals processing capacity, the potential expansion of production capacity for germanium and other strategic metals (Strategic Metals Initiative);

(c)	exploring opportunities to add copper processing capacity at Trail and support the establishment of new critical minerals processing facilities in Canada;

(d)	advancing development of the Galore Creek and Schaft Creek copper opportunities in Northwestern British Columbia, including capital expenditures of up to CAD$750 million;

(e)	investing at least CAD$300 million in Canadian critical mineral exploration and technology;

(f)	investing at least CAD$100 million towards critical minerals skills training, research, and enhancing bilateral relationships;

(g)	offering to work with the Government of Canada to establish a Global Institute for Critical Minerals Research and Innovation, financially supported by Anglo Teck and hosted in Canada, and potentially involving leading institutions in Canada, South Africa, the UK and other countries;

(h)	maintaining and enhancing existing commitments to Indigenous governments, communities, and other similar initiatives, including by contributing at least CAD$200 million;

(i)	providing Canadian and Indigenous suppliers with opportunities to supply goods and services to Anglo Teck’s Canadian and global operations;

(j)	supporting and partnering with Canadian junior miners by investigating the application of a range of modern geoscience and data approaches in mineral exploration opportunities, including AI, and supporting partnerships across Anglo Teck’s global operating footprint, particularly in South Africa and Southern Africa; and

(k)	maintaining current aggregate employment levels across Canada with no net reduction in the number of employees in the business in Canada as a result of the transaction, and generating new economic activity and jobs through the investments noted above.

The foregoing describes the undertakings proposed to be made by Anglo Teck to the Government of Canada under the ICA as reflected in the transaction announcement press release on September 9, 2025. It is possible that amendments to these undertakings and/or additional undertakings may be required in order to obtain approval of the Merger by the Government of Canada.

Stock Exchange Listings of Anglo Shares, Anglo Teck ADRs and Exchangeable Shares

It is a mutual condition to closing of the Merger that:

(a)	the TSX shall have conditionally approved the listing of the Anglo Shares (including the Anglo Consideration Shares), and such approval remains in full force and effect;

(b)	the Anglo Teck ADRs shall have been accepted for listing on the NYSE, subject to official notice of the occurrence of the Merger, and such approval remains in full force and effect;

(c)	the LSE shall have acknowledged that admission of the Anglo Closing Shares to listing in the equity shares (commercial companies) category of the Official List of the FCA and to trading on the LSE’s Main Market for listed securities will occur, and such acknowledgment of admission remains in full force and effect; and

(d)	the JSE shall have approved the admission of the Anglo Closing Shares to listing and trading on the Main Board of the JSE, and such approval of admission remains in full force and effect.

In addition, Anglo American plc will also apply to list the Exchangeable Shares for trading on the TSX, subject to the satisfaction of customary listing conditions and the approval of the TSX. The listing of the Exchangeable Shares on the TSX is not a condition to the completion of the Merger.

Applications for the above approvals and admissions have been or will be made. Any listings or admissions will be subject to satisfaction of customary conditions imposed by the applicable exchange or listing authority. No assurance can be given that such approvals or admissions will be obtained.

Specific trading symbols for the NYSE-listed Anglo Teck ADRs and for the TSX-listed Anglo Shares will be announced prior to completion of the Merger or promptly thereafter. If the Exchangeable Shares are approved for listing on the TSX, a trading symbol for the TSX-listed Exchangeable Shares will be announced prior to completion of the Merger or promptly thereafter.

Teck Shareholders are not being asked to approve any stock exchange listing matters.

THE ARRANGEMENT AGREEMENT

The following is a summary of selected provisions of the Arrangement Agreement. While we believe this description covers the material terms of the Arrangement Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Arrangement Agreement. We urge you to read the Arrangement Agreement which can be found under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) carefully and in its entirety.

Covenants

Non-Solicitation Covenants

Each of Teck and Anglo American plc is subject to reciprocal non-solicitation restrictions that, among other things, restrict their ability to: (a) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to an Acquisition Proposal; (b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the other Party and its Representatives) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; provided that, a Party may: (i) advise any Person of the existence of, and restrictions under, the Arrangement Agreement; (ii) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person (including with respect to an Acquisition Proposal), provided that a summary of such communication is subsequently provided to the other Party; and (iii) advise any Person making an Acquisition Proposal that the board of directors of the Party has determined that such Acquisition Proposal does not constitute a Superior Proposal; (c) announce (other than in accordance with the Arrangement Agreement), accept, approve, endorse, give any consent or make any request in relation to or recommend, or propose publicly to accept, approve, endorse, give any consent or make any request in relation to or recommend, any Acquisition Proposal; (d) accept or enter into, or publicly propose to accept or enter into, any agreement (other than a confidentiality and standstill agreement with the Person making such Acquisition Proposal) providing for any Acquisition Proposal; or (e) make a Teck Change in Recommendation or an Anglo Change in Recommendation, as applicable.

Each of Teck and Anglo American plc have agreed, and agreed to cause their respective Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than Teck or Anglo American plc, as applicable, and its respective Representatives) conducted by Teck or Anglo American plc, as applicable, or any of their respective Subsidiaries or Representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal and, in connection therewith, each of Teck and Anglo American plc will discontinue access to and disclosure of any of its confidential information, including any data room and access to properties, facilities, books and records of Teck or Anglo American plc, as applicable, of any of their respective Subsidiaries, to any such Person or any other Person (other than Teck or Anglo American plc, as applicable, and their respective Representatives) and request the return or destruction of all copies of any confidential information regarding Teck or Anglo American plc, as applicable, or any of their respective Subsidiaries provided to any Person (other than Teck or Anglo American plc, as applicable, and their respective Representatives) since January 1, 2025 in respect of a possible Acquisition Proposal.

Each of Teck and Anglo American plc have agreed not to release, and cause their respective Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations to Teck or Anglo American plc, as applicable, or their respective Subsidiaries under any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or covenant to which Teck or Anglo American plc, as applicable, or any of their respective Subsidiaries is a party, without the prior written consent of Teck or Anglo American plc, as applicable, (provided that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement is not a violation of the Arrangement Agreement), and provided that if, at any time following the date of the Arrangement Agreement and prior to obtaining the Anglo Shareholder Approval or the Teck Shareholder Approval, as applicable, in response to an unsolicited request from a third party to waive any confidentiality, standstill or similar agreement or covenant, the Teck Board or the Anglo Board, as applicable, determines in good faith, after consultation with its legal advisors that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, Teck or Anglo American plc, as applicable, may waive any such confidentiality, standstill or similar agreement or covenant solely to the extent necessary to permit a third party to make an Acquisition Proposal, on a confidential basis, to the Teck Board or Anglo Board, as applicable.

Each of Teck and Anglo American plc have agreed that if a Party or any of its Representatives receives any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request in connection with any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal for copies of, access to, or disclosure of, confidential information relating to such Party or any of its Subsidiaries or Key Joint Ventures, such Party shall promptly notify the other Party, at first orally, and then promptly (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of the material terms and conditions of the Acquisition Proposal, inquiry, proposal, offer or request and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the other Party with copies of any material agreements, documents or correspondence (if not delivered in writing or electronic form, then by way of a description of the material terms of the matters communicated), in respect thereof, from or on behalf of any such Persons.

If at any time following the date of the Arrangement Agreement and prior, in the case of Anglo American plc, to obtaining the Anglo Shareholder Approval, or in the case of Teck, to obtaining the Teck Shareholder Approval, Teck or Anglo American plc, as applicable, receives an unsolicited bona fide written Acquisition Proposal from an arm’s-length Person that did not result from a breach of Article 6 of the Arrangement Agreement or any Person or group of Persons (other than Teck or Anglo American plc, as applicable, or any affiliate or joint actor of the other Party) announces such an unsolicited bona fide Acquisition Proposal in respect of Teck or Anglo American plc, as applicable, that did not result from a breach of Article 6 of the Arrangement Agreement, that Party (x) may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (y) may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries, if and only if: (a) the Teck Board or the Anglo Board, as applicable, determines, in good faith after consultation with its financial and legal advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal; (b) Teck or Anglo American plc, as applicable, has been, and continues to be, in material compliance with its obligations under Article 6 of the Arrangement Agreement; (c) prior to providing any such copies, access or disclosures, Teck or Anglo American plc, as applicable, first enters into a confidentiality and standstill agreement with such Person (or confirms it has previously entered into such an agreement which remains in effect) on terms that (i) are not materially less restrictive to such Person and its affiliates or representatives than the confidentiality, non-use and standstill restrictions set forth in the Confidentiality and Standstill Agreement (provided that nothing in such agreement shall be required to prevent such Person from making an Acquisition Proposal or Superior Proposal), (ii) do not contain any provision calling for an exclusive right to negotiate with Teck or Anglo American plc, as applicable, and (iii) do not restrict Teck or Anglo American plc, as applicable, or any of their respective Subsidiaries from complying with Article 6 of the Arrangement Agreement; before providing any such copies, access or disclosure, Teck or Anglo American plc, as applicable, provides Teck or Anglo American plc, as applicable, with a true, complete and final executed copy of the confidentiality and standstill agreement with the Person making the Acquisition Proposal and (e) Teck or Anglo American plc, as applicable, provides to Teck or Anglo American plc, as applicable, a list of the information provided to such Person and, to the extent not already provided to Teck or Anglo American plc, as applicable, Teck or Anglo American plc, as applicable, is immediately provided with access to the same information to which such Person was provided or is thereafter provided. Each of Teck and Anglo American plc have agreed to keep Teck or Anglo American plc, as applicable, fully informed of all material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request (but, for the avoidance of doubt, excluding interim drafts of any agreement exchanged), and agreed to provide to Teck or Anglo American plc, as applicable, copies of all material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to Teck or Anglo American plc, as applicable, by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Each of Teck and Anglo American plc has agreed that if Teck or Anglo American plc, as applicable, receives an Acquisition Proposal that constitutes a Superior Proposal or any Person or group of Persons (other than Teck or Anglo American plc, as applicable or any affiliate or joint actor of the other Party) announces such an Acquisition Proposal in respect of Teck or Anglo American plc, as applicable prior, in the case of Anglo American plc, to obtaining the Anglo Shareholder Approval, or in the case of Teck, to obtaining the Teck Shareholder Approval, Teck or Anglo American plc, as applicable may (x) make a Teck Change in Recommendation or an Anglo Change in Recommendation, as applicable, with respect to such Superior Proposal and/or (y) terminate the Arrangement Agreement prior to the Teck Shareholder Approval having been obtained, if a Teck Change in Recommendation occurs (in Anglo American plc’s case) or prior to the Anglo Shareholder Approval having been obtained, if an Anglo Change in Recommendation occurs(in Teck’s case) (each of (x) and (y), a “Superior Proposal Action”), in each case, if and only prior to such Superior Proposal Action: (a) the Teck Board or the Anglo Board, as applicable, determines, in good faith after consultation with its outside financial and legal advisors, that the Acquisition Proposal received by Teck or Anglo American plc, as applicable constitutes a Superior Proposal and the failure by the Teck Board or the Anglo Board, as applicable, to take such Superior Proposal Action would be inconsistent with its respective fiduciary duties; (b) each of Teck or Anglo American plc, as applicable has been, and continues to be, in material compliance with its obligations under Article 6 of the Arrangement Agreement; (c) each of Teck or Anglo American plc, as applicable has provided Teck or Anglo American plc, as applicable, with a notice in writing (x) that there is a Superior Proposal; (y) confirming the determination by the Teck Board or the Anglo Board, as applicable, of the value and financial terms that the Teck Board or the Anglo Board, as applicable, in consultation with its financial and legal advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; and (z) enclosing all documentation related to and detailing the Superior Proposal, including a copy of any agreement relating to such Superior Proposal and all supporting materials and related agreements or documents (including any financing documents supplied to Teck or Anglo American plc, as applicable, in connection therewith); (d) at least five Business Days (the “Response Period”) has elapsed from the date Teck or Anglo American plc, as applicable, received the notice and all of the documentation required under the Arrangement Agreement from Teck or Anglo American plc, as applicable; (e) during any Response Period, Teck or Anglo American plc, as applicable, has had the opportunity (but not the obligation) to offer to amend the terms of the Transaction and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and (f) if Teck or Anglo American plc, as applicable, has proposed to amend the terms of the Merger and the Transaction in accordance with the Arrangement Agreement, the Teck Board or the Anglo Board, as applicable, has determined, in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Merger and the Transaction by Teck or Anglo American plc, as applicable.

During the Response Period or such longer period as Teck or Anglo American plc, as applicable, may approve for such purpose, each of Teck and Anglo American plc, has the opportunity, but not the obligation, to propose to amend the terms of the Transaction and the Arrangement Agreement and if Teck or Anglo American plc, as applicable, proposes to amend the terms of the Transaction and the Arrangement Agreement: (a) the Teck Board or the Anglo Board, as applicable, will, in good faith and in consultation with its financial and legal advisors, review any proposal by Teck or Anglo American plc, as applicable, to amend the terms of the Transaction and the Arrangement Agreement; and (b) Teck or Anglo American plc, as applicable, such will negotiate, and cause their respective Representatives to negotiate, in good faith with Teck or Anglo American plc, as applicable, to make such amendments to the terms of the Arrangement Agreement and the Transactions as would enable Teck or Anglo American plc, as applicable, to proceed with the Transactions on such amended terms.

If the Teck Board or the Anglo Board, as applicable, after consultation with its financial and legal advisors, determines that an Acquisition Proposal previously constituting a Superior Proposal has ceased to be a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement and the Transaction: (a) Teck or Anglo American plc, as applicable, will promptly so advise Teck or Anglo American plc, as applicable; (b) each of Teck and Anglo will amend the Arrangement Agreement and the Plan of Arrangement to reflect such offer made by Teck or Anglo American plc, as applicable, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (c) the Teck Board or the Anglo Board, as applicable, will promptly (and in any event within one Business Day following the effectiveness of any such amendment) reaffirm the Teck Board Recommendation or the Anglo Board Recommendation, as applicable, by press release, and Teck or Anglo American plc, as applicable, will provide Teck or Anglo American plc, as applicable, and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to such amendments to such press release requested by Teck or Anglo American plc, as applicable, and its legal counsel. Each successive modification of any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by Teck or Anglo American plc, as applicable, or their respective shareholders or other material terms or conditions thereof will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and Teck or Anglo American plc, as applicable, will be afforded a new Response Period in respect of each such Acquisition Proposal from the date on which Teck or Anglo American plc, as applicable, received the notice and documentation referred to in the Arrangement Agreement in respect of such new Acquisition Proposal.

Regulatory Covenants

Each of Teck and Anglo American plc has agreed to, and to cause their respective affiliates to, use their reasonable best efforts to: (a) obtain all Regulatory Approvals, including the Key Regulatory Approvals; (b) effect all registrations, filings and submissions of information required by Governmental Entities relating to the Merger as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Effective Time to occur before the Outside Date; and (c) take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Law that may be asserted by any Governmental Entity or any other Person with respect to the Merger.

Each of Teck and Anglo American plc has agreed that: (a) in fulfilling their obligations related to the ICA as required under the Arrangement Agreement (the “ICA Approval”), each of Teck and Anglo American plc will propose, offer, negotiate, commit to, agree to and effect (i) certain specified undertakings and (ii) such additional, other or enhanced undertakings, commitments, terms or conditions as may be agreed or required by a Governmental Entity in addition to such undertakings, provided that such additional, other or enhanced undertakings, commitments, terms or conditions do not result in a Burdensome Condition; and (b) in fulfilling their obligations related to any Regulatory Approval other than ICA Approval, each of Teck and Anglo American plc will propose, offer, negotiate, commit to, agree to and effect, by undertaking, commitment, consent agreement, consent decree, trust, hold separate agreement, contract, order or otherwise: (i) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of Anglo American plc, Teck or any of their respective affiliates; (ii) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any other contractual relationships; (iii) changing or modifying any course of conduct regarding future operations of either Anglo American plc, Teck or their respective Subsidiaries; and (iv) any commitments or undertakings imposing any other conditions, requirements, restrictions, limitations, forfeitures or agreements affecting Anglo American plc and its affiliates’ or Teck and its affiliates’ full rights or ownership of their respective properties, operations or businesses; provided, however, that in the case of any action with respect to any Regulatory Approval (including ICA Approval) as set forth above:

(a)	any such action shall be conditioned upon the consummation of the Merger;

(b)	no such action shall result in any change to the Exchange Ratio;

(c)	no such actions shall be considered for purposes of determining whether an Anglo Material Adverse Effect or Teck Material Adverse Effect has occurred or would reasonably be expected to occur;

(d)	no such actions shall be considered for purposes of determining whether a representation, warranty or covenant of Anglo American plc or Teck under the Arrangement Agreement has been breached or whether a condition to the closing of the Merger has been satisfied; and

(e)	any reasonable effort by Teck or Anglo American plc, as applicable, to resist, reduce or negotiate the scope of any such action shall be deemed consistent with their obligations to take reasonable best efforts so long as such efforts do not unreasonably delay the Effective Date or delay the obtaining of any Regulatory Approval (including the ICA Approval) in a manner that could cause the Effective Time not to occur as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Effective Time to occur before the Outside Date;

provided, further, that, notwithstanding the foregoing or anything to the contrary in the Arrangement Agreement, none of the Parties or their respective affiliates shall be required to propose, offer, negotiate, commit to, agree to or effect any Burdensome Condition of the Anglo Teck Group, taken as a whole.

Interim Covenants

The Arrangement Agreement contains customary pre-completion operating covenants for a transaction of this nature, including among other things:

(a)	covenants of each of Teck and Anglo American plc, until the earlier of the Effective Time and the valid termination of the Arrangement Agreement in accordance with its terms, subject to certain exceptions, and to cause each of their respective Subsidiaries to, use commercially reasonable efforts to (i) conduct its and their respective businesses in the Ordinary Course, and (ii) manage their respective balance sheet, leverage and related risk components in the Ordinary Course and otherwise maintain and preserve balance sheet capacity, liquidity, capital position and working capital balances as may be reasonably required to obtain and maintain an investment grade credit rating for the Anglo Teck Group following the consummation of the Merger; and

(b)	covenants of each of Teck and Anglo American plc to not, and to cause each of its Subsidiaries not to, from the period of the date of the Arrangement Agreement until the earlier of the Effective Time and the valid termination of the Arrangement Agreement in accordance with its terms, directly or indirectly, take certain actions, including, in each case, subject to certain customary and negotiated exceptions: amending or modifying constating documents; splitting, combining, subdividing, consolidating or reclassifying, or amending or modifying any term of, any outstanding security or any of their respective non-wholly-owned Subsidiaries; reorganizing, arranging, restructuring, amalgamating, merging or entering into, promoting or undertaking a scheme of arrangement with or involving any other Person; issuing, granting, delivering, selling, pledging or otherwise subjecting to a Lien any security; redeeming, repurchasing or otherwise acquiring any shares of Teck or Anglo American plc’s capital stock, as applicable, or otherwise acquiring any of Teck or Anglo American plc’s outstanding securities; making any material amendments to any of Teck Incentive plans or Anglo Incentive Plans, as applicable; declaring, setting aside or paying, or setting a record date or payment date for, any dividend, other than a permitted dividends and, in the case of Anglo American plc, the Anglo Special Dividend; adopting a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation, consolidation or dissolution of Teck or Anglo American plc, as applicable, or any of their respective non-dormant Subsidiaries or any of their respective assets; acquiring or committing to acquire any material interest, or making or committing to make any material investment or contributions of capital, directly or indirectly, in any Person or its businesses; selling, leasing, licensing, disposing of, abandoning, pledging or otherwise subjecting to a Lien or otherwise transferring any material assets or any interest in any material assets; incurring, creating, assuming or otherwise becoming liable for any indebtedness for borrowed money or provide any guarantees thereof in excess of certain amounts; making capital expenditures or committing to making any capital expenditure in excess of agreed capital expenditure amounts; amending or modifying in any material respect, terminating or waiving any material right under any Material Contract or entering into certain Material Contracts, other than, for most of the categories of Material Contracts, in the Ordinary Course; making any material change to accounting policies or methods of accounting; taking certain actions in respect of employee compensation and benefit entitlements, including increasing compensation of certain employees, directors and officers other than in the Ordinary Course; commencing, waiving, releasing, assigning, settling, compromising or settling any material litigation, proceeding, regulatory process, claim or investigation affecting such Party or any of its Subsidiaries; and taking certain actions with respect to material Tax matters.

Governance Arrangements

The Arrangement Agreement contains certain obligations on Anglo Teck with respect to the conduct of business of Anglo Teck following the Effective Time, including that Anglo Teck will conduct its and its material Subsidiaries that use the name “Anglo American plc” or “Teck”, respectively, businesses under the trade name “Anglo Teck” until subsequently changed. In furtherance of the foregoing, Anglo American plc and Teck shall each use reasonable best efforts to take all necessary preparations to permit Anglo American plc, Teck and their respective Subsidiaries to be in a position to commence using such name immediately following the Effective Time.

Anglo American plc and Teck further agreed that Anglo Teck shall take all actions to ensure that:

(a)	if the Anglo Name Change Resolution is not approved at the Anglo Meeting, Anglo Teck shall seek shareholder approval of the Anglo Name Change Resolution at each and every annual general meeting of shareholders until the Anglo Name Change Resolution is approved;

(b)	as promptly as reasonably practical following the Effective Time, all material Subsidiaries of Anglo Teck with a registered name that references “Anglo” or “Teck” shall be updated to reference “Anglo Teck”;

(c)	if at any time following the passing of the Anglo Name Change Resolution: (i) Anglo Teck ceases to use “Teck” in its registered name, then it will also similarly cease to use the “Anglo” name; or (ii) Anglo Teck ceases to use “Anglo” in its registered name, then it will also similarly cease to use the “Teck” name;

(d)	if at any time following any Anglo Teck material Subsidiary’s change in its registered name pursuant to paragraph (b) above, such Anglo Teck material Subsidiary: (i) ceases to use “Anglo” in its registered name, then it will also similarly cease to use the “Teck” name; or (ii) ceases to use “Teck” in its registered name, then it will also similarly cease to use the “Anglo” name;

(e)	if at any time following any Anglo Teck group member’s change in its trade name, such Person: (i) ceases to conduct its business using a trade name that includes the “Anglo American plc” name, then it will also similarly cease to use the “Teck” name; or (ii) ceases to conduct its business using a trade name that includes the “Teck” name, then it will also similarly cease to use the “Anglo American plc” name;

(f)	the Anglo Shares will, following the Effective Time, be listed for trading on the TSX, NYSE (to be implemented as a listing of ADRs), LSE and JSE and the Exchangeable Shares will, following the Effective Time, be listed for trading on the TSX;

(g)	until the close of the annual general meeting of Anglo Teck shareholders following the third anniversary of the Effective Time, the Anglo Teck Board shall have an even number of directors, including an equal number of nominees each from Teck and Anglo American plc; provided that: (i) the replacement director to be put forward for approval as the replacement for any Teck nominee during such period must be selected by a majority of the Teck nominees (or their replacement nominees selected in accordance with this proviso); and (ii) the replacement director to be put forward for approval as the replacement for any Anglo American plc nominee during such period must be selected by a majority of the Anglo American plc nominees (or their replacement nominees selected in accordance with this proviso) and, for the purpose of formalising (i) and (ii), the terms of reference for the Anglo Teck nominations committee shall be amended to reflect such principles at the Effective Time;

(h)	the chairperson of the Anglo Teck Board immediately following the Effective Time shall be Sheila Murray;

(i)	the Anglo Teck Chief Executive Officer will be Duncan Wanblad, the Anglo Teck Deputy Chief Executive Officer will be Jonathan Price, and the Anglo Teck Chief Financial Officer will be John Heasley, unless any such person resigns, dies, goes on a long-term leave of absence or is dismissed for cause prior to the Effective Time, and the other executive leadership team members of Anglo Teck shall be jointly selected by Teck and Anglo American plc acting reasonably and in good faith on a “best athlete” basis; and

(j)	all Teck Permitted Dividends, all Anglo Permitted Dividends and the Anglo Special Dividend, to the extent declared prior to the Effective Date but not paid on or before the Effective Date, will be paid in full after the Effective Date, and within the applicable time periods and on the relevant payment dates, and Anglo Teck will not take any action or omit to take any action that would cause any such Teck Permitted Dividends, Anglo Permitted Dividends or the Anglo Special Dividend to be cancelled or revoked.

Conditions Precedent to the Consummation of the Merger

Mutual Conditions Precedent

The obligations of each of Teck and Anglo American plc to complete the Merger are subject to the fulfillment of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Teck Shareholder Approval shall have been obtained in accordance with the Interim Order, applicable Law and the Arrangement Agreement;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Teck and Anglo American plc, acting reasonably, on appeal or otherwise;

(c)	the Anglo Shareholder Approval shall have been obtained in accordance with applicable Law and the Arrangement Agreement;

(d)	the Key Regulatory Approvals shall have been obtained and remain in full force and effect (and were not granted subject to, and do not contain, any Burdensome Condition);

(e)	the TSX Conditional Approval shall have been obtained and remain in full force and effect;

(f)	the NYSE Approval shall have been obtained and remain in full force and effect;

(g)	the LSE having acknowledged (and such acknowledgement not having been withdrawn) that the LSE Admission will occur;

(h)	the JSE having acknowledged (and such acknowledgement not having been withdrawn) that JSE Admission will occur;

(i)	no applicable Law shall be in effect that (i) makes the consummation of the Merger illegal or otherwise prohibits or enjoins Anglo American plc or Teck from consummating the Merger or (ii) results in the imposition by a Governmental Entity of certain specified jurisdictions of a Burdensome Condition; and

(j)	(i) if neither the Negative ASD Conclusion nor Zero ASD Conclusion applies, the Anglo Special Dividend shall have been validly and lawfully declared by the Anglo Board with a record date prior to the Effective Date and either with (A) a payment date before the Effective Date, or (B) a payment date within 30 days after the Effective Date; (ii) if the Negative ASD Conclusion applies, the Teck Catch-Up Dividend shall have been validly and lawfully declared by the Teck Board with a record date prior to the Effective Date and either with (A) a payment date before the Effective Date, or (B) a payment date within 30 days after the Effective Date.

Conditions Precedent to the Obligations of Anglo American plc

The obligation of Anglo American plc to complete the Merger is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of Anglo American plc and may be waived by Anglo American plc in whole or in part at any time:

(a)	all covenants of Teck under the Arrangement Agreement to be performed or complied with on or before the Effective Date which have not been waived by Anglo American plc shall have been duly performed or complied with by Teck in all material respects;

(b)	the representations and warranties of Teck:

(i)	relating to: (A) organization and qualification; (B) authority relative to the Arrangement Agreement; and (C) Teck Board approval shall be true and correct in all material respects as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all material respects as of such date);

(ii)	relating to the capitalization of Teck shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects (except for de minimis inaccuracies) as of such date);

(iii)	relating to the absence of a Teck Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date; and

(iv)	other than those to which paragraphs (i), (ii) or (iii) above apply, shall be true and correct in all respects (disregarding for purposes of this any materiality, Teck Material Adverse Effect or similar qualifications contained in any such representation or warranty) as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in each case where the failure to be so true and correct has not had, and would not reasonably be expected to have, a Teck Material Adverse Effect.

(c)	since the date of the Arrangement Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have a Teck Material Adverse Effect;

(d)	Teck Shareholders shall not have properly exercised and not validly withdrawn their Dissent Rights in connection with the Merger with respect to more than 5% of the issued and outstanding Teck Shares as of the Effective Date; and

(e)	Anglo American plc shall have received a certificate of Teck addressed to Anglo American plc and dated the Effective Date, signed on behalf of Teck by two (2) senior executive officers of Teck (on Teck’s behalf and without personal liability), confirming the matters in the immediately preceding paragraphs (a) – (d) above as of the Effective Date.

Conditions Precedent to the Obligations of Teck

The obligation of Teck to complete the Merger is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of Teck and may be waived by Teck in whole or in part at any time:

(a)	all covenants of Anglo American plc under the Arrangement Agreement to be performed or complied with on or before the Effective Date which have not been waived by Teck shall have been duly performed or complied with by Anglo American plc in all material respects;

(b)	the representations and warranties of Anglo American plc:

(i)	relating to: (A) organization and qualification; (B) authority relative to the Arrangement Agreement; (C) Anglo Board approval; and (D) the Consideration Shares and the Exchangeable Shares shall be true and correct in all material respects as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all material respects as of such date);

(ii)	relating to the capitalization of Anglo American plc shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects (except for de minimis inaccuracies) as of such date);

(iii)	relating to the absence of an Anglo Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date; and

(iv)	other than those to which paragraphs (i), (ii) or (iii) above applies, shall be true and correct in all respects (disregarding for purposes of this any materiality, Anglo Material Adverse Effect or similar qualifications contained in any such representation or warranty) as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in each case where the failure to be so true and correct has not had, and would not reasonably be expected to have, an Anglo Material Adverse Effect;

(c)	since the date of the Arrangement Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have an Anglo Material Adverse Effect; and

(d)	Teck shall have received a certificate of Anglo American plc addressed to Teck and dated the Effective Date, signed on behalf of Anglo American plc by two (2) senior executive officers of Anglo American plc (on Anglo American plc’s behalf and without personal liability), confirming the matters in the immediately preceding paragraphs (a) – (c) as of the Effective Date.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of Teck and Anglo American plc;

(b)	by either Teck or Anglo American plc, if:

(i)	the Effective Time shall not have occurred on or before the Outside Date; provided that a Party may not terminate the Arrangement Agreement if it is in breach of any representation, warranty, covenant or obligation set forth in the Arrangement Agreement and such breach has been the primary cause of, or primarily resulted in, the Effective Time not occurring on or before the Outside Date;

(ii)	(A) any applicable Law is enacted or made (or any Law is amended) that permanently prohibits, enjoins or renders illegal the consummation of the Merger, and such Law shall have become final and non-appealable; (B) an order, decision or notice is issued under section 23(3)(b) or section 25.4(1) of the ICA preventing the consummation of the Merger; or (C) after seeking and obtaining the prior written consent of Teck, Anglo American plc withdraws its application under Part IV of the ICA; provided that a Party may not terminate the Arrangement Agreement if it is in breach of any representation, warranty, covenant or obligation set forth in the Arrangement Agreement and such breach has been the primary cause of, or primarily resulted in, the event giving rise to a right to terminate occurring;

(iii)	the Teck Shareholder Approval shall not have been obtained at the Teck Meeting in accordance with the Interim Order, applicable Law and the Arrangement Agreement; or

(iv)	the Anglo Shareholder Approval shall not have been obtained at the Anglo Meeting, in accordance with applicable Law and the Arrangement Agreement;

(c)	by Anglo American plc:

(i)	prior to the Teck Shareholder Approval having been obtained, if a Teck Change in Recommendation occurs;

(ii)	subject to the notice and cure provisions under the Arrangement Agreement, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Teck set forth in the Arrangement Agreement shall have occurred that would cause any of the conditions relating to the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Teck not to be satisfied, and any such breach or failure is incapable of being cured, or is not cured in accordance with the terms of the Arrangement Agreement, and provided that Anglo American plc is not then in breach of the Arrangement Agreement so as to cause any of the conditions relating to the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Anglo American plc not to be satisfied; or

(iii)	if (A) the Anglo Board authorizes Anglo American plc or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal in accordance with the terms of the Arrangement Agreement; and (B) Anglo American plc pays (or causes to be paid) the Anglo Termination Payment due in accordance with the terms of the Arrangement Agreement by wire transfer of immediately available funds to Teck concurrently with such termination;

(d)	by Teck:

(i)	prior to the Anglo Shareholder Approval having been obtained, if an Anglo Change in Recommendation occurs;

(ii)	subject to the notice and cure provisions under the Arrangement Agreement, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Anglo American plc set forth in the Arrangement Agreement shall have occurred that would cause any of the conditions relating to the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Anglo American plc not to be satisfied, and any such breach or failure is incapable of being cured, or is not cured in accordance with the terms of the Arrangement Agreement, and provided that Teck is not then in breach of the Arrangement Agreement so as to cause any of the conditions relating to the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Teck not to be satisfied; or

(iii)	if (A) the Teck Board authorizes Teck or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal in accordance with the terms of the Arrangement Agreement; and (B) Teck pays (or causes to be paid) the Teck Termination Payment due in accordance with the terms of the Arrangement Agreement by wire transfer of immediately available funds to Anglo American plc concurrently with such termination.

The Party desiring to terminate the Arrangement Agreement pursuant to the foregoing paragraphs (other than pursuant to the mutual written agreement of Anglo American plc and Teck) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

If the Arrangement Agreement is terminated pursuant to the provisions summarized above, the Arrangement Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of the foregoing paragraphs and the sections of the Arrangement Agreement relating to: (a) expenses and termination payments; (b) notices; (c) governing law of the Arrangement Agreement; (d) entire agreement, binding effect and assignment of the Arrangement Agreement; (e) no liability of Anglo American plc or Teck directors and officers; and (f) severability of the Arrangement Agreement and all related definitions set forth in the Arrangement Agreement and the provisions of the Confidentiality and Standstill Agreement shall survive any termination pursuant to the terms of the Arrangement Agreement; provided that nothing in the Arrangement Agreement shall relieve any Party from liability for Fraud or Willful Breach of the Arrangement Agreement by any Party or its Representatives.

Termination Payments

Teck Termination Payment

The Arrangement Agreement provides for a termination fee of $330 million to be paid by Teck to Anglo American plc in the following circumstances:

(a)	the termination of the Arrangement Agreement by Anglo American plc prior to the Teck Shareholder Approval having been obtained, if a Teck Change in Recommendation occurs;

(b)	the termination of the Arrangement Agreement by Teck if the Teck Board authorizes Teck or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal;

(c)	the termination of the Arrangement Agreement: (i) by either Anglo American plc or Teck as a result of: (A) the Effective Time not having occurred before the Outside Date; or (B) the Teck Shareholder Approval not having been obtained; or (ii) by Anglo American plc if the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Teck not being satisfied and incapable of being cured as a result of a Willful Breach by Teck or its Representatives, if: (A) a bona fide Acquisition Proposal in respect of Teck shall have been made or publicly announced or otherwise publicly disclosed by any Person or group of Persons, or any Person or group of Persons shall have made, publicly announced or otherwise publicly disclosed, an intention to make an Acquisition Proposal in respect of Teck; (B) such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least five (5) Business Days prior to the Teck Meeting; and (C) within 12 months following the date of such termination, either: (x) Teck or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a definitive Contract providing for an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (ii)(A) above); or (y) any Acquisition Proposal in respect of Teck whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (ii)(A) above is consummated. For the foregoing purposes, the term “Acquisition Proposal” shall have the meaning ascribed to such term in the Glossary of Certain Terms, except that each reference to “20%” therein shall be deemed to be a reference to “50%”; or

(d)	the termination of the Arrangement Agreement by either Anglo American plc or Teck as a result of: (i)(A) the Effective Time not having occurred before the Outside Date; (B) the Teck Shareholder Approval not having been obtained; or (C) the Anglo Shareholder Approval not having been obtained; or (ii) by Anglo American plc if the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Teck are not satisfied and incapable of being cured, in each case, if at the time of such termination Anglo American plc is entitled to terminate the Arrangement Agreement due to a Teck Change in Recommendation.

Anglo American plc Termination Payment

The Arrangement Agreement provides for a termination fee of $330 million to be paid by Anglo American plc to Teck in the following circumstances:

(a)	the termination of the Arrangement Agreement by Teck prior to the Anglo Shareholder Approval having been obtained, if an Anglo Change in Recommendation occurs;

(b)	the termination of the Arrangement Agreement by Anglo American plc if the Anglo Board authorizes Anglo American plc or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal;

(c)	the termination of the Arrangement Agreement: (i) by either Anglo American plc or Teck as a result of: (A) the Effective Time not having occurred before the Outside Date; or (B) the Teck Shareholder Approval not having been obtained; or (ii) by Teck if the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Teck not being satisfied and incapable of being cured as a result of a Willful Breach by Anglo American plc or its Representatives, if: (A) a bona fide Acquisition Proposal in respect of Anglo American plc shall have been made or publicly announced or otherwise publicly disclosed by any Person or group of Persons, or any Person or group of Persons shall have made, publicly announced or otherwise publicly disclosed, an intention to make an Acquisition Proposal in respect of Anglo American plc; (B) such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least five (5) Business Days prior to the Anglo Meeting; and (C) within 12 months following the date of such termination, either: (x) Anglo American plc or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a definitive Contract providing for an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (ii)(A) above); or (y) any Acquisition Proposal in respect of Anglo American plc (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (ii)(A) above) is consummated. For the foregoing purposes, the term “Acquisition Proposal” shall have the meaning ascribed to such term in the Glossary of Certain Terms, except that each reference to “20%” therein shall be deemed to be a reference to “50%”; or

(d)	the termination of the Arrangement Agreement by either Anglo American plc or Teck as a result of: (i) (A) the Effective Time not having occurred before the Outside Date; (B) the Teck Shareholder Approval not having been obtained; or (C) the Anglo Shareholder Approval not having been obtained; or (ii) by Teck if the performance of covenants and the truthfulness and correctness of certain of the representations and warranties of Anglo American plc are not satisfied and incapable of being cured, in each case, if at the time of such termination pursuant to any such sections Teck is entitled to terminate the Arrangement Agreement due to an Anglo Change in Recommendation.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of both Teck and Anglo American plc for a transaction of the nature of the Merger. Except for its status as the contractual document that establishes and governs the legal relations among Teck and Anglo American plc with respect to the Merger, Teck does not intend for the Arrangement Agreement to be a source of factual, business or operational information about Teck or Anglo American plc. The Arrangement Agreement contains representations and warranties made by Teck to Anglo American plc, and representations and warranties made by Anglo American plc to Teck. Those representations and warranties were made as of specific dates solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including, in the case of Teck, a Teck Material Adverse Effect and in the case of Anglo American plc, an Anglo Material Adverse Effect) that may be different from that considered material to Teck Shareholders, or that may have been used for the purpose of allocating risk between the Parties to the Arrangement Agreement rather than for the purpose of establishing facts. Information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of fact at the time they were made or otherwise.

The representations and warranties of Teck include, among other things: (a) organization and qualification; (b) authority of Teck relative to the Arrangement Agreement; (c) Teck Board approval; (d) no violation; absence of defaults and conflicts; (e) ownership of material Subsidiaries and certain key joint ventures to which Teck is party; (f) litigation; (g) capitalization of Teck; (h) Teck Incentive Plans; (i) Securities Laws; (j) United States relationships; (k) accuracy of reports and public disclosure; (l) no orders in respect of Teck securities; (m) financial statements; (n) Teck’s internal controls; disclosure controls; (o) absence of undisclosed liabilities; (p) long-term and derivative transactions; (q) no Teck Material Adverse Effect having occurred; (r) tax matters; (s) environmental matters; (t) Teck Material Contracts; (u) real property interests and mineral rights; (v) absence of expropriation by Governmental Entities; (w) mineral reserves and resources; (x) royalties and rentals; (y) authorizations; (z) employee matters; (aa) employee benefit plans; (bb) UK pensions; (cc) insurance matters; (dd) compliance with permits and Laws; (ee) possession of intellectual property; (ff) information technology; (gg) privacy Laws; (hh) anti-corruption, anti-money laundering and sanctions Laws; (ii) community matters; (jj) no “collateral benefit” (as defined in MI 61-101); (kk) fairness opinions; and (ll) City Code matters.

The representations and warranties of Anglo American plc include, among other things: (a) organization and qualification; (b) authority of Anglo American plc relative to the Arrangement Agreement; (c) Anglo Board approval; (d) no violation; absence of defaults and conflicts; (e) ownership of material Subsidiaries and certain key joint ventures to which Anglo American plc is party; (f) litigation; (g) capitalization of Anglo American plc; (h) Anglo American plc incentive plans; (i) Securities Laws; (j) accuracy of reports and public disclosure; (k) no orders in respect of Anglo American plc securities; (l) financial statements; (m) Anglo American plc’s internal controls; disclosure controls; (n) absence of undisclosed liabilities; (o) long-term and derivative transactions; (p) no Anglo Material Adverse Effect having occurred; (q) tax matters; (r) environmental matters; (s) Anglo Material Contracts; (t) real property interests and mineral rights; (u) absence of expropriation by Governmental Entities; (v) mineral reserves and resources; (w) royalties and rentals; (x) authorizations; (y) employee matters; (z) employee benefit plans; (aa) UK pensions; (bb) insurance matters; (cc) compliance with permits and Laws; (dd) the Consideration Shares and the Exchangeable Shares; (ee) possession of intellectual property; (ff) information technology; (gg) privacy Laws; (hh) anti-corruption, anti-money laundering and sanctions laws; (ii) community matters; and (jj) Anglo Special Dividend.

The representations and warranties of Teck and Anglo American plc contained in the Arrangement Agreement shall not survive the completion of the Merger and will expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms. However, notwithstanding the termination of the Arrangement Agreement and the expiration of the representations and warranties, either Party to the Arrangement Agreement, as applicable, may be liable for any liabilities or damages arising out of its Fraud or Willful Breach of any provision of the Arrangement Agreement.

DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS

Description of Exchangeable Shares

The Exchangeable Shares will be issued by ExchangeCo and will carry substantively equivalent economic entitlements to those of the Anglo Shares, for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See “Risk Factors — Risks Related to the Exchangeable Shares”.

Eligible Holders may wish to elect to receive Exchangeable Consideration Shares rather than Anglo Consideration Shares in order to potentially take advantage of a full or partial tax deferral available under the Tax Act. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Anglo Shares depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Consideration Shares. Eligible Holders who wish to elect to receive Exchangeable Consideration Shares rather than Anglo Consideration Shares must properly complete, sign and return the Letter of Transmittal and Election Form together with the accompanying Teck Share certificate(s) to the Depositary prior to the Election Deadline. See “Tax Matters – Certain Canadian Federal Income Tax Considerations” and “The Merger – Election and Exchange Mechanics and Letter of Transmittal and Election Form”.

The following summary description of certain material provisions of the Exchangeable Share Provisions, is not comprehensive and is qualified in its entirety by reference to the complete text thereof, which will be substantially in the form attached as Annex A to the Plan of Arrangement forming Appendix “B” of this Information Circular.

Ranking

The Exchangeable Shares shall be entitled to: (a) a preference over the ExchangeCo Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or other returns of capital; and (b) a preference over the ExchangeCo Shares and the ExchangeCo Deferred Shares and any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs.

Dividends and Other Distributions

A holder of an Exchangeable Share shall be entitled to receive and ExchangeCo Board shall, subject to applicable law, on each date (an “Anglo Teck Dividend Declaration Date”) on which the Anglo Teck Board declares any dividend or other distribution or return of capital on the Anglo Shares, declare a dividend or other distribution or return of capital on each Exchangeable Share:

(a)	in the case of a cash dividend or other cash distribution or cash return of capital declared on or in respect of the Anglo Shares, in an amount in cash for each Exchangeable Share equal to the Canadian dollar equivalent of such cash dividend or other cash distribution or cash return of capital declared on or in respect of each Anglo Share as determined by Anglo Teck acting reasonably in accordance with its general dividend payment processes on the Anglo Teck Dividend Declaration Date; provided, however, that in the case of a cash distribution or cash return of capital, to the extent the ExchangeCo Board determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act), ExchangeCo will (or if such distribution or return of capital would be treated as a deemed dividend under the Tax Act, may), in lieu of such cash distribution or cash return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the ExchangeCo Board in accordance with the Exchangeable Share Provisions) dividend on the outstanding Exchangeable Shares;

(b)	in the case of a share dividend or other share distribution or return of capital declared on or in respect of the Anglo Shares to be paid or otherwise satisfied in Anglo Shares (including any bonus issuance of Anglo Shares), to be paid or otherwise satisfied by the issue by ExchangeCo of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Anglo Shares to be issued or distributed on or in respect of on each Anglo Share on the Anglo Teck Dividend Declaration Date; provided, however that: (i) ExchangeCo may, in lieu of such issue of Exchangeable Shares, elect to effect a contemporaneous and economically equivalent (as determined by the ExchangeCo Board in accordance with the Exchangeable Share Provisions) subdivision of the outstanding Exchangeable Shares; or (ii) in the case of a distribution or return of capital to be paid or otherwise satisfied in Anglo Shares, to the extent the ExchangeCo Board determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act) and to the extent ExchangeCo does not elect to effect a contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares as contemplated by (i) above, ExchangeCo will (or if such distribution or return of capital would be treated as a deemed dividend under the Tax Act, may), in lieu of such distribution or return of capital, elect to declare and pay a corresponding, contemporaneous and economically equivalent (as determined by the ExchangeCo Board in accordance with Exchangeable Share Provisions) dividend on the outstanding Exchangeable Shares; or

(c)	in the case of a dividend or other distribution or return of capital declared on or in respect of the Anglo Shares to be paid or otherwise satisfied in property other than cash or Anglo Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the ExchangeCo Board in accordance with Exchangeable Share Provisions) to the type and amount of property declared as a dividend or other distribution or return of capital on or in respect of each Anglo Share on the Anglo Teck Dividend Declaration Date; and provided, however, that in the case of a distribution or return of capital, to the extent the ExchangeCo Board determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act), ExchangeCo will, in lieu of such distribution or return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the ExchangeCo Board in accordance with the Exchangeable Share Provisions) dividend on the outstanding Exchangeable Shares.

Such dividends or other distributions or returns of capital shall be paid out of money, assets or property of ExchangeCo (less any amounts withheld pursuant to the Exchangeable Share Provisions) properly applicable to the payment of dividends or other distributions or returns of capital, out of authorized but unissued Exchangeable Shares of ExchangeCo or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions or returns of capital other than or in excess of the dividends or other distributions or returns of capital described above.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution or return of capital declared on or in respect of the Exchangeable Shares shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution or return of capital declared on or in respect of the Anglo Shares.

The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any subdivision of the Exchangeable Shares, and the effective date of such subdivision, shall be the same dates as the record and payment date, respectively, for the corresponding share dividend or other distribution or return of capital declared on or in respect of the Anglo Shares.

If on any payment date for any dividends or other distributions or returns of capital declared on or in respect of the Exchangeable Shares the dividends or other distributions or returns of capital are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions or returns of capital that remain unpaid shall be paid on a subsequent date or dates determined by the ExchangeCo Board on which ExchangeCo shall have sufficient moneys, assets or property properly applicable to the payment of such dividends or other distributions or returns of capital.

The ExchangeCo Board shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified third party financial or other advisors as the ExchangeCo Board may determine), “economic equivalence” for the purposes of the Exchangeable Share Provisions and each such determination shall be conclusive and binding on ExchangeCo and its shareholders, absent manifest error. In making each such determination, a number of factors set out in the Exchangeable Share Provisions shall, without excluding other factors determined by the ExchangeCo Board to be relevant, be considered by the ExchangeCo Board.

In the case of a share dividend or other share distribution or return of capital declared on or in respect of Anglo Shares to be paid or otherwise satisfied in Anglo Shares (including any bonus issuance of Anglo Shares), in lieu of declaring the share dividend or other distribution or return of capital on the Exchangeable Shares, the ExchangeCo Board may, in good faith and in its sole discretion and subject to applicable law and to obtaining all required regulatory approvals, subdivide, redivide or change each issued and unissued Exchangeable Share on the basis that each Exchangeable Share before such subdivision, redivision or change becomes a number of Exchangeable Shares equal to the sum of: (a) one (1) Anglo Share; and (b) the number of Anglo Shares to be paid or otherwise distributed as a share dividend or other share distribution or return of capital on or in respect of each Anglo Share.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, ExchangeCo shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares:

(a)	pay any dividends or other distributions or returns of capital on the ExchangeCo Shares, the ExchangeCo Deferred Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or returns of capital, other than share dividends or other share distributions or other returns of capital payable in ExchangeCo Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of the ExchangeCo Shares, the ExchangeCo Deferred Shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase or make any capital distribution in respect of any other shares of ExchangeCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs; or

(d)	issue any Exchangeable Shares or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of share dividends or other share distributions or other returns of capital to the holders of such Exchangeable Shares or as otherwise envisaged by these Exchangeable Share Provisions;

provided, however, that the restrictions set out above shall not apply if all dividends or other distributions or returns of capital on the outstanding Exchangeable Shares corresponding to dividends or other distributions or returns of capital declared and paid on the Anglo Shares prior to the date of any such event referred to above, shall have been declared and paid in full on the Exchangeable Shares.

Distribution on Liquidation and Associated Call Right

Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Liquidation Call Right (as defined below) (which shall itself be subject to the sale and purchase contemplated by the Automatic Exchange Right (as defined in the Exchangeable Share Support Agreement)), in the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of ExchangeCo in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of ExchangeCo among the holders of the ExchangeCo Shares, the ExchangeCo Deferred Shares or any other shares ranking junior to the Exchangeable Shares with respect to dividends or other distributions an amount per share (the “Liquidation Amount”) equal to the Exchangeable Share Price, calculated as at the last Business Day prior to the Liquidation Date, which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Amount.

CallCo and Anglo Teck shall each have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs (voluntary or involuntary), subject to the sale and purchase contemplated by the Automatic Exchange Right, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) calculated as at the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”). In the event of the exercise of the Liquidation Call Right by CallCo or Anglo Teck, as the case may be, each such holder of Exchangeable Shares (other than Anglo Teck and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or Anglo Teck, as the case may be, on the Liquidation Date upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration) for each such share, and ExchangeCo shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

Anglo Teck shall only be entitled to exercise the Liquidation Call Right if CallCo has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, CallCo or Anglo Teck must notify the transfer agent of ExchangeCo, as agent for the holders of the Exchangeable Shares, and ExchangeCo of its intention to exercise such right: (a) in the case of a voluntary liquidation, dissolution or winding-up of ExchangeCo or any other voluntary distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, at least 30 days before the Liquidation Date; or (b) in the case of an involuntary liquidation, dissolution or winding-up of ExchangeCo or any other involuntary distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, at least five (5) Business Days before the Liquidation Date. ExchangeCo shall instruct its transfer agent to, and such transfer agent shall, notify the holders of the Exchangeable Shares as to whether or not CallCo or Anglo Teck has exercised the Liquidation Call Right forthwith after the expiry of the period during which CallCo or Anglo Teck may exercise the Liquidation Call Right. If CallCo or Anglo Teck exercises the Liquidation Call Right, then on the Liquidation Date, CallCo or Anglo Teck, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

Retraction of Exchangeable Shares and Associated Call Right

Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Retraction Call Right (as defined below), a holder of Exchangeable Shares shall be entitled at any time to require ExchangeCo to redeem any or all (but which must be a whole number) of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Retraction Date (the “Retraction Price”), which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price.

A holder of Exchangeable Shares must give notice of a request to redeem by presenting and surrendering to ExchangeCo, at the registered office of ExchangeCo or at any office of the transfer agent of ExchangeCo as may be specified by ExchangeCo by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares that such holder desires to have ExchangeCo redeem, together with: (a) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles of ExchangeCo, as applicable, together with such additional documents, instruments and payments as the transfer agent and ExchangeCo may reasonably require; and (b) a duly executed request (the “Retraction Request”) in the form prescribed by the Exchangeable Share Provisions or in such other form as may be acceptable to ExchangeCo:

(a)	specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by ExchangeCo; provided that the number of Retracted Shares must be a whole number of Exchangeable Shares;

(b)	acknowledging that the date on which ExchangeCo shall redeem the Retracted Shares (the “Retraction Date”) shall be the last Business Day of the calendar month during which the Retraction Request is received by ExchangeCo; provided however that if the Retraction Request is received by ExchangeCo on any of the last five (5) Business Days of a calendar month, the Retraction Date shall instead be the last Business Day of the next occurring calendar month; and

(c)	acknowledging the overriding right (the “Retraction Call Right”) of CallCo and Anglo Teck to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to CallCo or Anglo Teck in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in the Exchangeable Share Provisions.

In the event that a holder of Exchangeable Shares delivers a Retraction Request, the Retraction Call Right will be available to each of CallCo and Anglo Teck, notwithstanding the requested redemption of the Exchangeable Shares by ExchangeCo, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by CallCo or Anglo Teck, as the case may be, of an amount per share equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price shall be satisfied in full by CallCo or Anglo Teck, as the case may, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to CallCo or Anglo Teck, as the case may be, on the Retraction Date on payment by CallCo or Anglo Teck, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares.

Upon receipt by ExchangeCo of a Retraction Request, ExchangeCo shall immediately notify CallCo and Anglo Teck thereof and shall provide CallCo and Anglo Teck with a copy of the Retraction Request. Anglo Teck shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which CallCo has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, CallCo or Anglo Teck, as the case may be, must notify ExchangeCo in writing of its determination to do so (a “Retraction Call Notice”) within five (5) Business Days after ExchangeCo notifies CallCo and Anglo Teck of the Retraction Request. If neither CallCo nor Anglo Teck so notifies ExchangeCo within such five (5) Business Day period, ExchangeCo shall notify the holder as soon as possible thereafter that neither CallCo nor Anglo Teck will exercise the Retraction Call Right. If one or both of CallCo and Anglo Teck delivers a Retraction Call Notice within such five (5) Business Day period and duly exercises its Retraction Call Right, the obligation of ExchangeCo to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares, CallCo or Anglo Teck, as the case may be, shall purchase from such holder and such holder shall sell to CallCo or Anglo Teck, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the transfer agent of ExchangeCo, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by ExchangeCo of such Retracted Shares shall take place on the Retraction Date.

Redemption of Exchangeable Shares and Associated Call Right

Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Redemption Call Right (as defined below), ExchangeCo shall on the Redemption Date (as defined below) redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Anglo Teck and its affiliates) for an amount per share (the “Redemption Price”) equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Redemption Date, which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

The “Redemption Date” for the Exchangeable Shares means the date, if any, established by the ExchangeCo Board for the redemption by ExchangeCo of all but not less than all of the outstanding Exchangeable Shares, which date shall be no earlier than the 15th anniversary of the Effective Date, unless:

(a)	the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Anglo Teck and its affiliates) is less than 15% of the number of Exchangeable Shares issued on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the ExchangeCo Board to give effect to any subdivision, combination or consolidation of or share dividend on the Exchangeable Shares, any issue or distribution of rights to acquire or subscribe for Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the ExchangeCo Board may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine, upon at least 30 days’ prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee;

(b)	there is an Anglo Teck Control Transaction (except where, (i) the consideration payable to holders of equity securities of Anglo Teck consists solely of equity securities in another Person (the “Acquiring Person”), and (ii) the ExchangeCo Board determines in good faith that, following the Anglo Teck Control Transaction Effective Date (as such term is defined in the Exchangeable Share Provisions), holders of Exchangeable Shares will be entitled to (x) substantially equivalent economic and voting rights as a result of their holdings of Exchangeable Shares as the former holders of equity securities of Anglo Teck will have as a result of holding equity securities in the Acquiring Person, (y) rights to exchange their Exchangeable Shares for equity securities in the Acquiring Person on an economically substantially equivalent basis to that provided for in these Exchangeable Share Provisions prior to the Anglo Teck Control Transaction Effective Date but taking into account the terms of the Anglo Teck Control Transaction, and (z) other rights in relation to the Acquiring Person that are substantially equivalent to those in relation to Anglo Teck as provided for in these Exchangeable Share Provisions prior to the Anglo Teck Control Transaction Effective Date), then the ExchangeCo Board may accelerate such Redemption Date to the Anglo Teck Control Transaction Effective Date for such Anglo Teck Control Transaction upon such number of days prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee as the ExchangeCo Board may determine to be reasonably practicable in such circumstances;

(c)	(i) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of ExchangeCo (other than an Exempt Exchangeable Share Voting Event (as defined below) or an Excluded Exchangeable Share Voting Event (as such term is defined in the Exchangeable Share Provisions)) (an “Exchangeable Share Voting Event”); (ii) the ExchangeCo Board has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter contemplated by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) in any other commercially reasonable manner that does not result in the occurrence of an Exchangeable Share Voting Event; and (iii) the holders of Exchangeable Shares fail to take the necessary action at a meeting of ExchangeCo’s shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the Exchangeable Share Voting Event, in which case the ExchangeCo Board may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine (but provided the Redemption Date is not earlier than the Business Day following the date on which the latest of the events described in (i), (ii) and (iii) above occurs);

(d)	(i) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of ExchangeCo in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares (an “Exempt Exchangeable Share Voting Event”); (ii) the change is necessary to maintain the economic equivalence of the Exchangeable Shares and the Anglo Shares; and (iii) the holders of Exchangeable Shares fail to take the necessary action at a meeting of ExchangeCo’s shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the change, in which case the ExchangeCo Board may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine (but provided the Redemption Date is not earlier than the Business Day following the day on which the holders of the Exchangeable Shares fail to take such action); or

(e)	there is a Change of Law (as defined in the Exchangeable Share Provisions), in which case the ExchangeCo Board may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine, upon at least 30 days’ prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee, provided, however, that the accidental failure or omission to give any notice of redemption to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption.

CallCo and Anglo Teck shall each have the overriding right (the “Redemption Call Right”) to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) calculated as at the last Business Day prior to the Redemption Date (the “Redemption Call Purchase Price”). In the event of the exercise of the Redemption Call Right by CallCo or Anglo Teck, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or Anglo Teck, as the case may be, on the Redemption Date upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration), and ExchangeCo shall have no obligation to redeem, or to pay the Redemption Price in respect of, such shares so purchased.

Anglo Teck shall only be entitled to exercise the Redemption Call Right if CallCo has not exercised the Redemption Call Right. To exercise the Redemption Call Right, CallCo or Anglo Teck must notify the transfer agent of ExchangeCo, as agent for the holders of the Exchangeable Shares, and ExchangeCo of its intention to exercise such right: (a) in the case of a redemption occurring as a result of an Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, on or before the Redemption Date, and (b) in any other case, at least 30 days before the Redemption Date. ExchangeCo shall instruct its transfer agent to, and such transfer agent shall notify the holders of the Exchangeable Shares as to whether or not CallCo or Anglo Teck has exercised the Redemption Call Right forthwith after the expiry of the period during which CallCo or Anglo Teck may exercise the Redemption Call Right. If CallCo or Anglo Teck exercises the Redemption Call Right, CallCo or Anglo Teck, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) will sell, on the Redemption Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

In the case of a redemption of Exchangeable Shares by ExchangeCo, ExchangeCo shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by ExchangeCo or the purchase by CallCo or Anglo Teck under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of the redemption by ExchangeCo or the purchase by CallCo or Anglo Teck, as the case may be, of the Exchangeable Shares under the Redemption Call Right will be sent on or before the Redemption Date, on as many days’ prior written notice as may be determined by the ExchangeCo Board to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

Voting Rights

Except as required by applicable laws and in respect of certain matters further described in the Exchangeable Share Provisions, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of ExchangeCo or to vote at any such meeting. For greater certainty, holders of Exchangeable Shares will not be provided with the right to receive notice of or to attend any meeting of Anglo Teck at which Anglo Teck shareholders are entitled to vote, including on any corporate action of Anglo Teck at any such meeting, or to vote at any such meeting (other than in the holders of the Exchangeable Shares’ capacities as beneficiaries under the Voting and Exchange Trust Agreement by directing the voting of the HoldCo Anglo Shares in accordance with the terms of the Voting and Exchange Trust Agreement).

Amendment and Approval

Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable laws, the Exchangeable Share Provisions, the Exchangeable Share Support Agreement or the Voting and Exchange Trust Agreement shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution by holders of Exchangeable Shares at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present in person or represented by proxy.

U.S. Holders

No U.S. Holder of Exchangeable Shares may exercise its right to require ExchangeCo to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of Anglo Teck, ExchangeCo or CallCo shall be required to issue or deliver or cause to be delivered any Anglo Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder, whether pursuant to certain sections of the Exchangeable Share Provisions, the Retraction Call Right, the Redemption Call Right, the Liquidation Call Right or otherwise, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available. In accordance with the Exchangeable Share Provisions, in the event of the exercise by CallCo or Anglo Teck of the Liquidation Call Right or the Redemption Call Right or a redemption by ExchangeCo, any Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder shall remain outstanding until such time that the Exchangeable Share Consideration deliverable in respect of such Exchangeable Shares is delivered. For the avoidance of doubt, a U.S. Holder is permitted to receive and sell the Exchangeable Shares on the TSX in reliance on Rule 904 of Regulation S under the U.S. Securities Act.

If the U.S. Registration Statement is not effective and a U.S. Prospectus is not available and Anglo Teck, ExchangeCo or CallCo, as applicable, are not required to issue or deliver or cause to be delivered any Anglo Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder, whether pursuant to the Retraction Call Right, the Redemption Call Right, the Liquidation Call Right or a redemption by ExchangeCo under the Exchangeable Share Provisions, Anglo Teck, ExchangeCo or CallCo, as applicable, may in its sole discretion pay the portion of the Exchangeable Share Consideration otherwise to be settled in Anglo Shares in cash in lieu of Anglo Shares (with such cash payment being equal to the Current Market Price of such Anglo Shares), provided that if Anglo Shares are not delivered within the 90th day of the date that such Anglo Shares would have been required to be delivered, then Anglo Teck, ExchangeCo or CallCo, as applicable, shall pay the portion of the Exchangeable Share Consideration otherwise to be settled in Anglo Shares in cash in lieu of Anglo Shares (with such cash payment being equal to the Current Market Price of such Anglo Shares) no later than the first Business Day after such 90th day.

Certain Resale Restrictions

Unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Anglo Shares issued or delivered to a non-U.S. Holder (whether as a registered or beneficial holder) in connection with a retraction or redemption of the Exchangeable Shares, the exercise by CallCo or Anglo Teck of any call rights herein, or the liquidation of ExchangeCo during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the NYSE or otherwise into the United States, and on exchange a non-U.S. holder shall comply with this limitation on resale.

Voting and Exchange Trust Agreement

The following is a summary description of certain material provisions of the Voting and Exchange Trust Agreement, is not comprehensive, and is qualified in its entirety by reference to the complete text of the Voting and Exchange Trust Agreement, which will be substantially in the form attached as Appendix “M” to this Information Circular.

The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the registered holders from time to time of Exchangeable Shares (other than Anglo Teck or an affiliate of Anglo Teck) (the “Beneficiaries”). Pursuant to the Voting and Exchange Trust Agreement, HoldCo grants to the Trustee an irrevocable power of attorney to exercise any and all the voting rights attaching to the HoldCo Anglo Shares from time to time (the “Voting Rights”), coupled with an interest in those Voting Rights, and the Trustee will hold the Exchange Right and the Automatic Exchange Rights on a Liquidation Event (as defined in the Voting and Exchange Trust Agreement) in order to enable the Trustee to exercise the Voting Rights and shall hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on the direction and behalf of, and for the use and benefit of, the Beneficiaries.

Voting Rights

Pursuant to the Voting and Exchange Trust Agreement: (a) Anglo Teck will allot and issue to HoldCo, through the Book-Based System, the number of Anglo Shares equal to the number of Exchangeable Shares issued to the former Teck Shareholders that have validly elected to receive Exchangeable Shares under the Plan of Arrangement as duly authorized, fully paid-up and validly issued shares, and shall deliver such HoldCo Anglo Shares to HoldCo; and (b) HoldCo and Anglo Teck shall enter into the Security Agreement and comply with its terms. During the term of the Trust and subject to the terms and conditions of the Voting and Exchange Trust Agreement, the Security Agreement and the Power of Attorney: (i) HoldCo shall possess and be vested with full beneficial ownership of the HoldCo Anglo Shares, subject to the Voting Rights of the Trustee thereunder and HoldCo’s irrevocable undertaking pursuant to the HoldCo Waiver not to exercise the Voting Rights on its own behalf; and (ii) the Trustee shall be entitled to exercise the Voting Rights in accordance with the terms of the Voting and Exchange Trust Agreement. For greater certainty, nothing will limit HoldCo from selling or transferring to Anglo Teck (or at Anglo Teck’s direction) a cumulative number of HoldCo Anglo Shares equal to the cumulative number of Exchangeable Shares that have been purchased by Anglo Teck or its affiliates from holders of Exchangeable Shares or redeemed, retracted or exchanged, including on the purchase, redemption, retraction or exchange thereof.

Under the Voting and Exchange Trust Agreement, the Trustee, as the Person entitled to exercise the Voting Rights, shall be entitled to exercise all of the Voting Rights, including the right to consent to or vote the HoldCo Anglo Shares in person, by proxy or by corporate representative, on any resolution, matter, question, proposal or proposition whatsoever that may properly come before the Anglo Teck Shareholders at an Anglo Teck Meeting or in connection with any Anglo Teck Consent.

With respect to all meetings of Anglo Teck Shareholders (or of any part of the Anglo Teck Shareholders which includes HoldCo as the beneficial holder of the HoldCo Anglo Shares) at which Anglo Teck Shareholders (or some of the Anglo Shares which includes HoldCo as the holder of the HoldCo Anglo Shares) are entitled to vote (each, an “Anglo Teck Meeting”) and with respect to all written consents sought by Anglo Teck from its shareholders (or any class of shareholders) that include the holders of Anglo Shares (each, an “Anglo Teck Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one (1) Voting Right for each Exchangeable Share owned by such Beneficiary at the close of business on the record date established by Anglo Teck or by applicable law for such Anglo Teck Meeting or Anglo Teck Consent, as the case may be, in respect of each resolution, matter, question, proposal or proposition to be voted on at such Anglo Teck Meeting or consented to in connection with such Anglo Teck Consent, on the basis that each Exchangeable Share held by the Beneficiary entitles him, her or it to direct the Trustee as to the exercise of the Voting Rights attributable to one HoldCo Anglo Share.

The Trustee shall exercise the Voting Rights only on the basis of instructions received from Beneficiaries on the record date established by Anglo Teck or by applicable law for such Anglo Teck Meeting or Anglo Teck Consent who are entitled to instruct the Trustee as to the voting thereof. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights in respect of which such Beneficiary is entitled to instruct the Trustee by the date established by the Trustee for the receipt of such instructions pursuant to the Voting and Exchange Trust Agreement, the Trustee shall not exercise or permit the exercise of such Voting Rights. Without prejudice to the foregoing, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Exchangeable Shares outstanding at the relevant time (excluding those Exchangeable Shares held by Anglo Teck or an affiliate of Anglo Teck).

The Trustee will be required under the Voting and Exchange Trust Agreement to mail or cause to be mailed to each Beneficiary named in the applicable list on the same day as the mailing or notice (or other communication) with respect thereto is commenced by or on behalf of Anglo Teck to the Anglo Teck Shareholders.

Anglo Teck will be required under the Voting and Exchange Trust Agreement to also deliver to the Trustee copies of all relevant materials (including notices of Anglo Teck Meetings but excluding forms of proxy to vote Anglo Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed by Anglo Teck from time to time to Anglo Teck Shareholders in sufficient quantities and in sufficient time so as to enable the Trustee to send or cause to send those materials to each Beneficiary at the same time as such materials are first sent to Anglo Teck Shareholders. The Trustee shall mail or otherwise send to each Beneficiary, at the expense of Anglo Teck, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Anglo Teck) received by the Trustee from Anglo Teck contemporaneously with the sending of such materials to Anglo Teck Shareholders. The Trustee shall also make available for inspection during regular business hours by any Beneficiary at the Trustee’s principal office in Vancouver, British Columbia all relevant materials, information statements, reports and other written communications that are: (a) received by HoldCo as the beneficial holder of the HoldCo Anglo Shares (which material Anglo Teck will also send to the Trustee) and made available by Anglo Teck generally to the Anglo Teck Shareholders; or (b) specifically directed to the Beneficiaries, HoldCo or to the Trustee for the benefit of the Beneficiaries by Anglo Teck.

ExchangeCo Insolvency Event – Exchange Right

Upon the occurrence and during the continuance of an Insolvency Event, the Trustee shall have the right (the “Exchange Right”) to require CallCo, and if and only if CallCo does not satisfy its obligations pursuant to the exercise of such Exchange Right, Anglo Teck, to purchase from each or any Beneficiary all or any whole number of the Exchangeable Shares from each or any Beneficiary, provided that the Trustee will: (a) hold the Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of the Voting and Exchange Trust Agreement; and (b) except as specifically authorized by the Voting and Exchange Trust Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to the Voting and Exchange Trust Agreement.

The purchase price payable by Anglo Teck or CallCo, as the case may be, for each Exchangeable Share purchased by Anglo Teck or CallCo, as the case may be, pursuant to the exercise of the Exchange Right will be an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the day of the closing of the purchase and sale of such Exchangeable Share, which price will be satisfied in full by CallCo or Anglo Teck delivering the Exchangeable Share Consideration representing such Exchangeable Share Price to the Trustee.

As soon as practicable following the occurrence of an Insolvency Event or any event that with the passage of time or the giving of notice or both would be an Insolvency Event, Anglo Teck and ExchangeCo will give written notice thereof to the Trustee. As soon as practicable after receiving such notice, or upon the Trustee otherwise becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Anglo Teck (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Anglo Teck, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

Liquidation Event – Automatic Exchange Right

Immediately prior to the effective date of a Liquidation Event, each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Anglo Teck and its affiliates) shall be automatically exchanged for one (1) Anglo Share. To effect such automatic exchange, CallCo (and if and only if CallCo does not satisfy its obligations pursuant to the Exchange Right, Anglo Teck) shall purchase all of the Exchangeable Shares outstanding immediately prior to the effective date of the Liquidation Event, and each Beneficiary shall sell each Exchangeable Share held by it at such time, free and clear of any liens, claims, security interests, or encumbrances. The purchase price payable by CallCo or Anglo Teck, as the case may be, for each Exchangeable Share purchased pursuant to such exchange will be the Exchangeable Share Price immediately prior to the effective date of the Liquidation Event, which price will be satisfied in full by Anglo Teck or CallCo, as the case may be, delivering to the Trustee, on behalf of and for delivery to such Beneficiary, the Exchangeable Share Consideration representing such Exchangeable Share Price.

Security Package

HoldCo will agree with Anglo Teck to irrevocably waive its rights to dividends or other distributions or returns of capital on or in respect of the Anglo Shares held by it from time to time for as long as it holds such Anglo Shares (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in, or by the transfer or issue of, Anglo Shares (including any bonus issue of Anglo Shares) which Anglo Teck and HoldCo agree, acting reasonably, is necessary or desirable to preserve economic and/or voting equivalence between the HoldCo Anglo Shares and the Exchangeable Shares. HoldCo will also agree with Anglo Teck, the Trustee, CallCo and ExchangeCo that it will not sell or transfer the Anglo Shares except as permitted under the Voting and Exchange Trust Agreement.

Further, as security for the obligations of HoldCo under the Voting and Exchange Trust Agreement, and to ensure that the HoldCo Anglo Shares beneficially owned by HoldCo remain available for the purposes for which they are intended, HoldCo has provided the following additional protections in the Voting and Exchange Trust Agreement:

(a)	a covenant in favour of Anglo Teck that for so long as it holds any interest in an Anglo Share, it shall not: (i) carry on any business or activity, enter into any arrangement, agreement or transaction, incur any obligation or acquire or dispose of any assets other than to comply with its obligations under the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement or the Exchangeable Share Support Agreement; or (ii) create or permit to subsist any liens, claims, security interests or encumbrances over any of its assets (other than pursuant to the Security Agreement); and

(b)	an undertaking in favour of Anglo Teck that it shall: (i) not exercise on its own behalf the voting rights attaching to the Anglo Shares it holds; (ii) upon written direction from Anglo Teck (with a copy of such direction being given by Anglo Teck to the Trustee), transfer its interest in some or all of its Anglo Shares in accordance with such direction, without the receipt of any consideration by HoldCo; (iii) to, on each anniversary of the date of the Voting and Exchange Trust Agreement, execute such further documentation and do all such other acts or things as may be necessary or desirable to grant a power of attorney to the Trustee to exercise the Voting Rights; and (iv) to, upon becoming aware of the occurrence of an event of default, immediately notify all other parties (including the Trustee) in writing of the occurrence of such event.

Any direction given by Anglo Teck to HoldCo pursuant to (b)(ii) above must be made by Anglo Teck in compliance with the Exchangeable Share Provisions, the Exchangeable Share Support Agreement and/or the Voting and Exchange Trust Agreement but, in respect of any such direction, HoldCo: (a) is entitled to assume that it has been lawfully and properly made by Anglo Teck; (b) is not bound to monitor or make any enquiry as to its compliance with the Exchangeable Share Provisions, the Exchangeable Share Support Agreement or the Voting and Exchange Trust Agreement; and (c) will have no liability to any party in the event that it acts upon a direction that is not so compliant with the Exchangeable Share Provisions, the Exchangeable Share Support Agreement or the Voting and Exchange Trust Agreement.

Pursuant to the Security Agreement, HoldCo undertakes to Anglo Teck that it shall duly, unconditionally and punctually discharge each of its obligations, covenants and undertakings under the Voting and Exchange Trust Agreement as and when they fall due. Failure by HoldCo to comply with such undertaking results in an event of default under the Security Agreement. On an event of default, Anglo Teck shall be entitled to exercise the power of attorney to be granted by HoldCo to Anglo Teck under the Security Agreement.

Limited Recourse and Non-Petition

Each of Anglo Teck, CallCo, ExchangeCo and the Trustee agree and acknowledge that: (a) its sole recourse to HoldCo in respect of any obligation of HoldCo under the Voting and Exchange Trust Agreement shall be to the number of HoldCo Anglo Shares that are beneficially owned by HoldCo from time to time; (b) if the HoldCo Anglo Shares are insufficient to satisfy a liability of HoldCo which, but for the effect of this the limited recourse under the Voting and Exchange Trust Agreement, would then be owed: (i) the obligations of HoldCo will be limited to the realizable value of the HoldCo Anglo Shares; (ii) no party (and no Person acting on behalf of a party) shall be entitled to take any further steps against HoldCo to recover any further sum; and (iii) no debt, liability or obligation shall be owed to any party (or any Person acting on behalf of a party) by HoldCo and such debt, liability or obligation shall be extinguished; (c) no party may petition or take any other step for the liquidation or winding-up of HoldCo, for the declaration of HoldCo’s assets en désastre or for any other bankruptcy or insolvency proceedings with respect to HoldCo; (d) to the extent permitted by law, no recourse under any obligation, covenant or agreement of HoldCo contained in the Voting and Exchange Trust Agreement shall be had against any shareholder, officer or director of HoldCo as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that Voting and Exchange Trust Agreement is a corporate obligation of HoldCo and no personal liability shall be attached to or incurred by shareholders, officers or directors of HoldCo as such, or any of them, under or by reason of any of the obligations, covenants or agreements for HoldCo contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by HoldCo of any such obligations, covenants or agreements, either under any applicable law or statute or constitution, of every such shareholder, officer or director is hereby expressly waived by the parties as a condition of and consideration for the execution of the Voting and Exchange Trust Agreement; (e) the HoldCo Anglo Shares are subject to security granted in favor of Anglo Teck; and (vi) all of the foregoing shall survive the termination of the Voting and Exchange Trust Agreement.

Cooperation on Disposition of Residual HoldCo Anglo Shares

If at any time: (a) (i) there are no longer any Exchangeable Shares outstanding (other than those held by Anglo Teck or any of its affiliates) and (ii) Anglo Teck has no further obligation to deliver HoldCo Anglo Shares and (iii) Anglo Teck advises HoldCo in writing of such fact; and (b) at such time HoldCo continues to beneficially own any HoldCo Anglo Shares, then each of Anglo Teck, CallCo, ExchangeCo, the Trustee and HoldCo agrees to take all such steps as are reasonably necessary to procure that such HoldCo Anglo Shares cease to be so beneficially owned by HoldCo (whether by transfer, cancellation or any other corporate step in accordance with the UK Companies Act and applicable laws and having regard for the tax positions of each of Anglo Teck and HoldCo) provided that if each of Anglo Teck, CallCo, ExchangeCo, the Trustee and HoldCo have not procured that such HoldCo Anglo Shares cease to be so beneficially owned by HoldCo in accordance with the foregoing within 12 months of the date on which Anglo Teck delivers the notice contemplated by (a) above, then HoldCo may, at any time thereafter and not withstanding any other provisions of the Voting and Exchange Trust Agreement, deliver: (i) instructions to Anglo Teck, Computershare Trust Company of Canada and/or to the CDS or its nominee or any successor thereof directing and requiring that the HoldCo Anglo Shares be removed from the Book-Based System and registered directly in the name of HoldCo on the register of members of Anglo Teck; and (ii) an executed instrument of transfer, in any usual or common form used in connection with transfers of Anglo Shares, with the transferee name left blank to Anglo Teck and, within three (3) months of receipt of any such transfer form, Anglo Teck shall insert the name of one or more transferees as it may determine in its sole discretion in such transfer form and update its register of members accordingly; provided, for the avoidance of doubt, that any such transfer shall occur without the receipt of any consideration by HoldCo.

Exchangeable Share Support Agreement

The following is a summary description of certain material provisions of the Exchangeable Share Support Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Exchangeable Share Support Agreement, which will be substantially in the form attached as Appendix “N” to this Information Circular.

Pursuant to the Exchangeable Share Support Agreement, so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding:

(a)	Anglo Teck shall not take any action that will result in the declaration or payment of any dividend or make any other distribution or return of capital on or in respect of the Anglo Shares (in each case, an “Anglo Teck Distribution”) unless: (a) ExchangeCo shall: (i) simultaneously declare or pay or make, as the case may be, such dividend or other distribution or return of capital as is the same as or economically equivalent to such Anglo Teck Distribution (as determined in accordance with the Exchangeable Share Provisions) on or in respect of the Exchangeable Shares (an “Equivalent Distribution”); and (ii) have sufficient cash funds or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment or making, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Distribution; or (b) if the Anglo Teck Distribution is paid or otherwise satisfied in Anglo Shares (including by way of a bonus issue of Anglo Shares), and if ExchangeCo so chooses as an alternative to taking the action described in (i) above, ExchangeCo shall effect a contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares (as determined in accordance with the Exchangeable Share Provisions) (an “Equivalent Share Subdivision”), provided that, immediately prior to the Equivalent Share Subdivision, ExchangeCo has sufficient authorized but unissued securities available to enable such Equivalent Share Subdivision;

(b)	Anglo Teck shall advise ExchangeCo sufficiently in advance of the declaration, payment or making by Anglo Teck of any Anglo Teck Distribution and take all such other actions as are reasonably necessary or desirable, in co-operation with ExchangeCo, to ensure that: (a) the respective declaration date, record date and payment date for such Equivalent Distribution shall be the same as the declaration date, record date and payment date for that Anglo Teck Distribution; or (b) the record date and effective date for such Equivalent Share Subdivision shall be the same as the record date and payment date for that Anglo Teck Distribution and such Equivalent Share Subdivision shall comply with the requirements of any stock exchange on which the Exchangeable Shares are then listed;

(c)	each of Anglo Teck and CallCo shall take all such actions and do all such things as are reasonably necessary or desirable to enable and permit ExchangeCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by ExchangeCo, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit ExchangeCo to deliver or cause to be delivered Anglo Shares or other property to the holders of Exchangeable Shares in accordance with the Exchangeable Share Provisions;

(d)	each of Anglo Teck and CallCo shall take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Trustee in accordance with applicable law to perform its obligations under the Voting and Exchange Trust Agreement, including all such actions and all such things as are reasonably necessary or desirable to enable and permit the Trustee in its capacity as trustee under the Voting and Exchange Trust Agreement to exercise such number of votes in respect of an Anglo Teck Meeting or an Anglo Teck Consent as is equal to the aggregate number of Exchangeable Shares outstanding at the relevant time (excluding those Exchangeable Shares held by Anglo Teck or an affiliate of Anglo Teck);

(e)	each of Anglo Teck and CallCo shall take all such actions and do all such things as are reasonably necessary or desirable to enable and permit CallCo or Anglo Teck, as the case may be, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right and/or the Redemption Call Right, including all such actions and all such things as are necessary or desirable to enable and permit CallCo or Anglo Teck, as the case may be, to deliver or cause to be delivered Anglo Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be, including, for greater certainty, (a) Anglo Teck issuing such number of additional new Anglo Shares to HoldCo, or taking any other action, as is reasonably necessary or desirable to enable the Trustee, in its capacity as trustee under the Voting and Exchange Trust Agreement, to exercise such number of votes in respect of each and every Anglo Teck Meeting and Anglo Teck Consent as is equal to the aggregate number of Exchangeable Shares outstanding at the relevant time other than those held by Anglo Teck and its affiliates and to maintain the rights of the Exchangeable Shares to be redeemed, retracted or exchanged for Anglo Shares on a one for one basis, and (b) Anglo Teck seeking such customary share allotment and pre-emption rights disapplication authorities from Anglo Teck Shareholders at each annual general meeting as is reasonably necessary or desirable to enable it to comply with its obligations under the Support Agreement; and

(f)	each of Anglo Teck and CallCo shall, and shall ensure that it and its affiliates do not: (i) exercise any voting rights as a direct or indirect registered or beneficial holder of any Exchangeable Shares or cause any Exchangeable Shares of which it is a direct or indirect registered or beneficial holder to be represented at a meeting of holders of Exchangeable Shares for purposes of quorum or otherwise (other than appointing proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting, if required for purposes of satisfying quorum at such meeting); or (ii) without limiting (i) above, exercise any voting rights as a direct or indirect registered or beneficial holder of any shares in the capital of ExchangeCo to initiate the voluntary liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs.

In order to protect the economic equivalence of the Exchangeable Shares, the Exchangeable Share Support Agreement provides that, so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding:

(a)	Anglo Teck shall not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i)	issue or distribute Anglo Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Shares) to the holders of all or substantially all of the then outstanding Anglo Shares (which term “all or substantially all” shall exclude any Anglo Shares beneficially owned by HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver by way of any Anglo Teck Distribution, other than an issue of Anglo Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Shares) to holders of Anglo Shares: (A) who exercise an option to receive dividends in Anglo Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Shares) in lieu of receiving cash dividends; or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii)	issue or distribute rights, options, warrants or any other form of instruments (including any convertible or exchangeable instrument) to the holders of all or substantially all of the then outstanding Anglo Shares (which term “all or substantially all” shall exclude any Anglo Shares held by (x) HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver and (y) the holders of the Anglo Charitable Trust Shares) entitling them to subscribe (including upon conversion or exchange) for or to purchase Anglo Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Anglo Shares (which term “all or substantially all” shall exclude any Anglo Shares beneficially owned by HoldCo): (A) shares or securities of Anglo Teck of any class other than Anglo Shares; (B) rights, options, warrants or other instruments other than those referred to in paragraph (a)(ii) above; (C) evidence of indebtedness of Anglo Teck; or (D) assets of Anglo Teck or any of its affiliates, unless, in each case, ExchangeCo issues or distributes the same Anglo Shares, rights, options, warrants, instruments, securities, shares, evidences of indebtedness or other assets, or in each case their economic equivalent, simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck (including to HoldCo) in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

(b)	Anglo Teck shall not extend any issuances or offers referred to in paragraph (ii) above to HoldCo.

(c)	Anglo Teck shall not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i)	subdivide, redivide or change the then outstanding Anglo Shares into a greater number of Anglo Shares;

(ii)	reduce, combine, consolidate or change the then outstanding Anglo Shares into a lesser number of Anglo Shares; or

(iii)	reclassify or otherwise change the Anglo Shares or effect an amalgamation, merger, scheme of arrangement, arrangement, reorganization or other transaction (including a redenomination) affecting the Anglo Shares;

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement.

The ExchangeCo Board shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified third party financial or other advisors as the ExchangeCo Board may require), “economic equivalence” for the purposes of any event referred to in paragraphs (a) or (c) above and each such determination shall be conclusive and binding on Anglo Teck, absent manifest error. ExchangeCo agrees that, to the extent required, upon due notice from Anglo Teck, ExchangeCo shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions or returns of capital are made by ExchangeCo, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Anglo Shares and Exchangeable Shares as provided for above. ExchangeCo further agrees that ExchangeCo shall designate any dividend or deemed dividend on the Exchangeable Shares as an "eligible dividend" for purposes of the Tax Act, except to the extent that doing so would reasonably be expected by ExchangeCo to result in an "excessive eligible dividend designation" for purposes of the Tax Act.

The Exchangeable Share Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, takeover offer (including any mandatory offer under Rule 9 of the City Code) for Anglo Teck, any scheme of arrangement to acquire Anglo Shares or any merger, consolidation or share exchange with a third party involving Anglo Shares or any other similar transaction with respect to Anglo Shares or any other form of “offer” (as defined in the City Code) in respect of Anglo Teck (in each case an “Offer”) is (a) proposed by Anglo Teck; or (b) is proposed to Anglo Teck or its shareholders and is recommended by the Anglo Teck Board, or is otherwise effected or to be effected with the consent or approval of the Anglo Teck Board, and the Exchangeable Shares are not redeemed by ExchangeCo or purchased by CallCo or Anglo Teck pursuant to the Redemption Call Right, Anglo Teck and ExchangeCo will use all reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Anglo Teck and its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the Anglo Teck Shareholders, without discrimination. Without limiting the generality of the foregoing, Anglo Teck and ExchangeCo will use all reasonable efforts in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against ExchangeCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of such Offer (or such Offer becoming unconditional save for any conditions which by their nature will only be satisfied on the Effective Date) and only to the extent necessary to tender or deposit into the Offer). Nothing provided in the Exchangeable Share Support Agreement shall affect the rights of ExchangeCo to redeem, or Anglo Teck or CallCo to purchase pursuant to the Redemption Call Right, Exchangeable Shares in the event of an Anglo Teck Control Transaction that accelerates the Redemption Date in accordance with Exchangeable Share Provisions.

The Exchangeable Share Support Agreement also provides that, as long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck will be and remain the direct or indirect beneficial owner of all issued and outstanding common shares in the capital of each of ExchangeCo and CallCo.

With the exception of changes for the purpose of: (a) adding to the covenants of any or all of the parties; (b) evidencing the succession of successors to Anglo Teck and the covenants and obligations assumed by such successors; (c) making such amendments or modifications not inconsistent with the Exchangeable Share Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder; or (d) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors (provided, in the case of (a), (c) and (d), that the board of directors of each of Anglo Teck, ExchangeCo and CallCo are of the good faith opinion, that such amendments are not prejudicial to the rights or interests of the holders of the Exchangeable Shares), the Exchangeable Share Support Agreement may not be amended except by agreement in writing executed by Anglo Teck, CallCo and ExchangeCo and approved by the holders of the Exchangeable Shares.

Under the Exchangeable Share Support Agreement, each of Anglo Teck and CallCo covenants and agrees that it shall appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Each of Anglo Teck and CallCo further covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the CBCA (or any successor or other corporate statute by which ExchangeCo may in the future be governed) with respect to any Exchangeable Shares held by it or by its affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares; provided however, that the foregoing will not in any way restrict the right of Anglo Teck or any of its affiliates to vote their ExchangeCo Shares in accordance with the Exchangeable Share Provisions.

Under the terms of the Arrangement Agreement and Exchangeable Share Support Agreement, Anglo Teck is required to use its commercially reasonable efforts to: (a) file, within 90 days of the Effective Date a registration statement (the “U.S. Registration Statement”), on an appropriate form, under the U.S. Securities Act to register any and all of the Anglo Shares transferred or delivered to holders of the Exchangeable Shares by Anglo American or CallCo; (b) cause the U.S. Registration Statement to become effective as soon as reasonably practicable after the initial filing thereof with the SEC; and (c) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective and a U.S. Prospectus to remain available at all times that any Exchangeable Shares remain outstanding. Notwithstanding the foregoing, (a) none of Anglo Teck, ExchangeCo or CallCo shall be required to issue or deliver any Anglo Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, and (b) unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Anglo Shares issued or delivered to a holder of Exchangeable Shares registered in the name of or beneficially held by any Person who is not a U.S. Holder in connection with a retraction, redemption, liquidation or exchange of the Exchangeable Shares during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the NYSE or otherwise into the United States, and on exchange any Person who is not a U.S. Holder will be required to agree to this limitation on resale.

HoldCo Waiver

Pursuant to the HoldCo Waiver to be provided by HoldCo on or about the Effective Date, HoldCo will irrevocably and unconditionally: (a) waive its entitlement to any dividend, distribution or other return of capital to be paid on or in respect of Anglo Shares that it holds from time to time (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in, or by the transfer or issue of Anglo Shares (including any bonus issue of Anglo Shares) which Anglo Teck and HoldCo agree, acting reasonably, is necessary or desirable to preserve economic and/or voting equivalence between the Anglo Shares beneficially owned by HoldCo and the Exchangeable Shares); and (b) agree, at the cost and expense of Anglo Teck plc, to take all steps that Anglo Teck plc may from time to time direct HoldCo to take, including procuring that any person that is the registered owner of HoldCo Anglo Shares take all steps necessary or desirable to ensure compliance with the HoldCo Waiver.

INFORMATION CONCERNING TECK

Teck is a corporation formed and existing under the CBCA. Teck is one of Canada’s leading mining companies, and its business is exploring for, acquiring, developing and producing and selling natural resources. Teck’s activities are organized into business units focused on its core businesses of copper and zinc.

Teck’s Class A Shares trade on the TSX under the trading symbol “TECK.A”. Teck’s Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the NYSE under the trading symbol “TECK”. On September 8, 2025, the last full trading day prior to the public announcement that Teck planned to proceed with the Merger, the closing sale price as reported on the TSX was CAD$49.13 per Teck Class A Share and CAD$48.50 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was $35.11. On October 31, 2025, the last full trading day prior to the date of this Information Circular, the closing sale price as reported on the TSX was CAD$60.35 per Teck Class A Share and CAD$60.17 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was $42.92.

For further information regarding Teck see “Appendix “G” – Information Concerning Teck” and the documents incorporated by reference into this Information Circular which can be found under Teck’s issuer profiles SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

INFORMATION CONCERNING ANGLO AMERICAN

Anglo American plc was incorporated on May 14, 1998 with limited liability under the UK Companies Act and registered in England and Wales under the registered number 03564138 and is the holding company of the group of companies comprising the Anglo American Group, which was created in 1999 following the completion of a transaction with Anglo American Corporation of South Africa Limited, a public limited company incorporated in South Africa, now known as “Anglo American South Africa Proprietary Limited”, in which Anglo American Corporation of South Africa Limited become a wholly-owned subsidiary, and an exchange offer for the shares of Minorco Société Anonyme, now known as “Minorco Overseas Holdings Limited”. Anglo American plc is governed by its articles of association, the UK Companies Act, the UK Listing Rules and the UK Disclosure Guidance and Transparency Rules.

Anglo American is a leading global mining company focused on the responsible production of copper, premium iron ore and crop nutrients – future-enabling products that are essential for decarbonizing the global economy, improving living standards and food security. Anglo American’s portfolio of world-class operations and outstanding resource endowments offers value-accretive growth potential across all three businesses, positioning Anglo American to deliver into structurally attractive major demand growth trends. Anglo American is currently implementing a number of major structural changes to unlock the inherent value in its portfolio and thereby accelerate delivery of its strategic priorities of operational excellence, portfolio simplification and growth. This portfolio transformation is focusing Anglo American on its world-class resource asset base in copper, premium iron ore and crop nutrients.

The Anglo Shares are listed on the LSE under the trading symbol “AAL” and Anglo American’s market capitalization was approximately £30.1 billion ($40.5 billion) as of September 30, 2025 (after excluding the Anglo Charitable Trust Shares).

For further information regarding Anglo American plc see “Appendix “H” – Information Concerning Anglo American plc” and the documents incorporated by reference into this Information Circular referred to in Appendix “H”, which can be found under Teck’s profile on SEDAR+ (www.sedarplus.ca).

INFORMATION CONCERNING ANGLO TECK

Upon completion of the Merger, and subject to the approval of the Anglo Name Change Resolution, Anglo American plc will change its legal name to “Anglo Teck plc” and will, in any event, conduct its operations under the trade name “Anglo Teck” following completion of the Merger. Anglo Teck will, following completion of the Merger, indirectly own all of the outstanding voting interests in Teck and, indirectly, Teck’s interests in its Subsidiaries, and Teck and its Subsidiaries will be indirect Subsidiaries of Anglo Teck. As used in this Information Circular, “Anglo Shares” refers, prior to the completion of the Merger, to the ordinary shares of Anglo American plc, and following the completion of the Merger, to the ordinary shares of Anglo Teck plc, as the context dictates.

Following completion of the Merger, the Anglo Teck Group will be a global mining leader headquartered in Canada and will hold an industry-leading portfolio of producing operations, including six (6) world-class copper assets, alongside high-quality premium iron ore and zinc businesses. Anglo Teck will be one of the world’s largest copper producers and will benefit from some of the world’s highest quality copper endowments, with major brownfield and greenfield copper development projects located in attractive and well-established mining jurisdictions, to further grow the business. Anglo Teck will also retain growth optionality across its wider product portfolio, including in premium iron ore, zinc and crop nutrients.

See “Information Circular – Forward-Looking Statements” and “Appendix “I” – Information Concerning Anglo Teck”.

INFORMATION CONCERNING EXCHANGECO AND HOLDCO

Information Concerning ExchangeCo

ExchangeCo is a subsidiary of Anglo American plc incorporated under the CBCA for the purpose of implementing the Merger, including acquiring the Teck Shares pursuant to the Plan of Arrangement. ExchangeCo does not currently have any material assets and does not currently carry on any activities. On completion of the Merger, ExchangeCo will not have any material assets other than the Teck Shares and will not carry on any material activities other than performing its obligations under the Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement following the Effective Date. ExchangeCo’s registered office address is Suite 620 – 650 West Georgia Street, Vancouver, BC, V6B 4N8. The directors and officers of ExchangeCo upon the Effective Date will be chosen from the directors and officers of Anglo Teck.

In addition to the Exchangeable Shares, following completion of the Merger, ExchangeCo’s share capital will comprise common shares (the “ExchangeCo Shares”) and deferred shares (the “ExchangeCo Deferred Shares”).

Under the Exchangeable Share Provisions, the ExchangeCo Shares rank in priority to any other shares ranking junior to the ExchangeCo Shares but are subordinate to the ExchangeCo Deferred Shares and will be subordinated to the Exchangeable Shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs. The holders of ExchangeCo Shares: (a) are entitled to receive notice of and to attend any meeting of the shareholders of ExchangeCo and are able to vote at any such meeting; (b) in the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs (whether voluntary or involuntary), the holders of the ExchangeCo Shares are entitled to receive from the assets of ExchangeCo, before any distribution of any part of the assets of ExchangeCo among the holders of any other shares ranking junior to the ExchangeCo Shares, but after payment by ExchangeCo of any amount owing in respect of the Exchangeable Shares (when authorized and issued) or ExchangeCo Deferred Shares in accordance with their terms; and (c) are not entitled to receive, and the ExchangeCo Board (as defined below) shall not declare, dividends or, except as described above, any other distribution or return of capital on or in respect of the ExchangeCo Shares.

Under the ExchangeCo Deferred Share Provisions, the ExchangeCo Deferred Shares rank in priority to the ExchangeCo Shares and any other shares ranking junior to the ExchangeCo Deferred Shares but will be subordinated to the Exchangeable Shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs. The holders of ExchangeCo Deferred Shares: (a) are not entitled to receive notice of or to attend any meeting of the shareholders of ExchangeCo or to vote at any such meeting; (b) in the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs (whether voluntary or involuntary), the holder of the ExchangeCo Deferred Shares are entitled to receive from the assets of ExchangeCo, before any distribution of any part of the assets of ExchangeCo among the holders of the ExchangeCo Shares or any other shares ranking junior to the ExchangeCo Deferred Shares, but after payment by ExchangeCo of any amount owing in respect of the Exchangeable Shares (when authorized and issued) in accordance with their terms, an amount equal to $0.01; and (c) are not entitled to receive, and the ExchangeCo Board shall not declare, dividends or, except as described above, any other distribution or return of capital on or in respect of the ExchangeCo Deferred Shares.

Information Concerning HoldCo

HoldCo will be incorporated under the Laws of the Isle of Jersey at least 15 days prior to the Effective Date for the purpose of implementing the Merger. HoldCo will not have any material assets and will not carry on any business following the Effective Date. The directors of HoldCo upon the Effective Date will be resident for tax purposes in Jersey and will be determined prior to the completion of the Merger.

The sole shareholder of HoldCo will be the trustee of a trust established under the laws of the Isle of Jersey for the purposes of implementing the Merger.

Upon the Effective Date and under the Plan of Arrangement, HoldCo will be issued and will hold the number of HoldCo Anglo Shares equal to the number of Exchangeable Shares issued to Teck Shareholders that have validly elected to receive Exchangeable Shares under the Plan of Arrangement. Pursuant to the HoldCo Waiver, HoldCo will irrevocably and unconditionally waive its entitlement to any dividend, other distribution or other return of capital (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in Anglo Shares (including any bonus issuance of Anglo Shares) which Anglo Teck and HoldCo agree, acting reasonably, is necessary or desirable to preserve economic and/or voting equivalence between the HoldCo Anglo Shares and the Exchangeable Shares) on or in respect of Anglo Shares that it holds from time to time, expected to be documented in a standalone deed executed by HoldCo, and will agree to deliver such Anglo Shares to Anglo Teck or as Anglo Teck directs.

COMPARISON OF SHAREHOLDER RIGHTS

Upon completion of the Merger, Teck Shareholders will no longer be shareholders of Teck and instead will hold: (a) Anglo Shares and/or (b) Exchangeable Shares, which Exchangeable Shares will have economic entitlements that are substantially economically equivalent to Anglo Shares. See “Description of Exchangeable Shares and Related Agreements” for further details.

Canadian Law and Teck’s articles and by-laws govern Teck and its relations with Teck Shareholders. Following the Merger, the rights of Anglo Teck Shareholders will be governed by the Laws of England and Wales and by the constating documents of Anglo Teck. Although the rights and privileges of a shareholder of an English company incorporated under the UK Companies Act are, in many instances, comparable to those of a shareholder of a corporation organized under the CBCA, there are several differences. See Appendix “L” for a summary of the material differences between the provisions of Canadian Law and the Laws of England and Wales affecting shareholder rights and the material differences between Teck’s restated articles of incorporation and by-laws and the articles of Anglo Teck. Appendix “L” does not include a complete description of all differences between the rights of these holders, nor does it include a complete description of the specific rights of these holders, and is qualified in its entirety by reference to the text of the relevant provisions of the Laws of Canada, the Laws of England and Wales and the constating documents of Teck and Anglo American plc, as the case may be. In addition, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences that are equally important do not exist.

SECURITIES LAW MATTERS

Certain Canadian Securities Law Matters

MI 61-101

Teck is a reporting issuer in all of the provinces and territories of Canada, and accordingly is subject to applicable Securities Laws of such jurisdictions, including MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain interested or related parties and their joint actors and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101) is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement that terminates the interests of equity securityholders without their consent, such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101). A “related party” includes a director, senior officer and a shareholder holding over 10% of the issued and outstanding shares of the issuer.

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of Teck is entitled to receive as a consequence of the Merger, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to services as an employee, director or consultant of Teck. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either: (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the “1% Exemption”); or (ii) the related party discloses to the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the board’s determination is disclosed in the Information Circular.

The Teck Board has reviewed the benefits that its directors and senior officers may receive in connection with the Merger. The Teck Board has determined that no benefits were conferred to increase the consideration paid to any of its directors or senior officers nor as a condition of any such director or senior officer supporting the Merger and that Teck’s non-executive directors are not otherwise entitled to receive any “collateral benefit” for the purposes of MI 61-101. The Teck Board has determined that the senior officers of Teck each have existing employment agreements that provide for certain entitlements, including in respect of their Teck Incentive Awards, where the senior officer is terminated by Teck without cause or resigns for “good reason” within 12 months of a “Change of Control” (as such terms are defined under “Additional Information - Interests of Informed Persons in Material Transactions”). As well, subject to the terms of the Arrangement Agreement, Teck may allocate retention awards to certain of its senior officers and other employees in connection (directly or indirectly) with the Merger and to assist with the successful operation and management of the business of Teck during the Interim Period and of Anglo Teck following the closing of the Merger. As of the date of this Information Circular, Teck has not allocated any such retention awards. However, to Teck’s knowledge, no senior officer of Teck beneficially owned or exercised control or direction over 1% or more of the Teck Class A Shares or the Teck Class B Subordinate Voting Shares at the time Merger was agreed to and, accordingly, the benefits noted above do not constitute a “collateral benefit” for the purposes of MI 61-101 for any such senior officer as they each satisfy the requirements of the 1% Exemption. See “Additional Information - Interests of Informed Persons in Material Transactions” for further details.

To Teck’s knowledge, Temagami, SMM and Keevil HoldCo are the only persons who have beneficial ownership of, or control or direction over, directly or indirectly, or a combination of beneficial ownership of, and control or direction over, directly or indirectly, 10% of the Teck Class A Shares or the Teck Class B Subordinate Voting Shares. The Teck Board has determined that no benefits were conferred to increase the consideration paid to any such Teck Shareholder (or, to Teck’s knowledge, any affiliate, control person, director or senior officer of any such Teck Shareholder) nor as a condition of any such Teck Shareholder (or, to Teck’s knowledge, any affiliate, control person, director or senior officer of any such Teck Shareholder) supporting the Merger, and that such Teck Shareholders (and to Teck’s knowledge, any affiliate, control person, director or senior officer of any such Teck Shareholder) are not otherwise entitled to receive any “collateral benefit” for the purposes of MI 61-101.

As a result of the above, the Merger does not constitute a “business combination” under MI 61-101, and accordingly, is not subject to the minority approval or valuation requirements thereunder.

Exemption from the Prospectus Requirement under Canadian Securities Laws

The securities of Anglo Teck and ExchangeCo issuable in connection with the Merger will be exempt from the prospectus requirement under applicable Canadian Securities Laws and, as each of Anglo Teck and ExchangeCo are expected to be reporting issuers following the completion of the Merger, the first trade of such securities following closing of the Merger is not expected to be subject to restrictions on resale under applicable Canadian Securities Laws.

Certain U.S. Securities Law Matters

Exemption from registration under the U.S. Securities Act

The securities of Anglo Teck and ExchangeCo issuable in connection with the Merger will be issued in reliance upon the Section 3(a)(10) Exemption. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the registration requirement where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Merger, including the proposed issuance of securities in exchange for the outstanding Teck Shares and Teck Options. The Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the securities of Anglo Teck and ExchangeCo issued in connection with the Merger.

Status of Anglo American plc

Anglo American plc does not have any class of securities registered under section 12 of the U.S. Exchange Act or listed on any U.S. stock exchange, and is not subject to periodic reporting obligations under the U.S. Exchange Act. In connection with the closing of the transactions contemplated by the Arrangement Agreement, and the initial listing of the Anglo Teck ADRs (and underlying Anglo Shares), on the NYSE, Teck and Anglo American plc intend that Anglo Teck will become the successor registrant to Teck under Rule 12g-3(a) under the U.S. Exchange Act and become subject to periodic reporting requirements, as well as the related rules and regulations of the U.S. Exchange Act as a “foreign private issuer” within the meaning of Rule 3b-4(c) of the U.S. Exchange Act, although there can be no assurance as to when Anglo Teck will become the successor registrant and/or complete the necessary formalities to become subject to such periodic reporting requirements.

Resale of Anglo Shares and Exchangeable Shares in the United States

In certain circumstances, the U.S. Securities Act will impose restrictions on the resale of Anglo Shares and Exchangeable Shares received pursuant to the Merger in the United States. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the recipients of Anglo Shares and Exchangeable Shares are “affiliates” of Anglo American plc. For the purpose of the U.S. Securities Act, an “affiliate” of Anglo American plc is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Anglo American plc. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise. Teck Shareholders who are not affiliates of Anglo Teck after completion of the Merger and were not affiliates of Anglo American plc during the three (3) months prior to the completion of the Merger may freely resell Anglo Shares or Exchangeable Shares received pursuant to the Merger in the United States. Any Teck Shareholder who is or becomes an affiliate of Anglo Teck may not resell Anglo Shares or Exchangeable Shares received pursuant to the Merger except in transactions permitted by the resale provisions of Rule 144 promulgated under the U.S. Securities Act.

The foregoing discussion is only a general overview of the requirements of the U.S. securities laws that may be applicable to the resale of Anglo Shares or Exchangeable Shares received pursuant to the Merger. Recipients of Anglo Shares or Exchangeable Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. securities laws. Further information applicable to U.S. Teck Shareholders is disclosed in this Information Circular under the heading “Notice to Teck Shareholders in the United States”.

Resale Registration Statement

Anglo Teck is required to use its commercially reasonable efforts to: (a) file, within 90 days of the Effective Date a U.S. Registration Statement, on an appropriate form, under the U.S. Securities Act to register the resale of any and all of the Anglo Shares issued or delivered to holders of the Exchangeable Shares by Anglo American plc or CallCo; (b) cause the U.S. Registration Statement to become effective as soon as reasonably practicable after the initial filing thereof with the SEC; and (c) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective and maintain the availability of an applicable prospectus at all times that any Exchangeable Shares remain outstanding. See the section titled “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – U.S. Holders”.

Restrictions on Receipt of Anglo Shares by U.S. Holders of Exchangeable Shares

A “U.S. Holder” is a holder of securities who is a U.S. person as defined under Regulation S (“Regulation S”) under the U.S. Securities Act. No U.S. Holder of Exchangeable Shares may exercise its right to require ExchangeCo to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of Anglo Teck, ExchangeCo or CallCo shall be required to issue or deliver or cause to be delivered any Anglo Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder unless the U.S. Registration Statement is effective and a U.S. prospectus is available. In the event of the exercise by Anglo Teck or CallCo of their Liquidation Call Right or Redemption Call Right with respect to the Exchangeable Shares or a redemption by ExchangeCo of Exchangeable Shares, any Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder shall remain outstanding until such time that the applicable consideration deliverable in respect of such Exchangeable Shares is delivered. For the avoidance of doubt, a U.S. Holder will be permitted to receive and sell the Exchangeable Shares on the TSX in reliance on Rule 904 of Regulation S. See the last paragraph of the section titled “Description of Exchangeable Shares and Related Agreements - Exchangeable Share Support Agreement” and “Risk Factors – Risks Relating to the Exchangeable Shares”.

Resale Restrictions

Unless the U.S. Registration Statement is effective and a U.S. prospectus is available, any Anglo Shares issued or delivered to a non-U.S. Holder (whether as a registered or beneficial holder) in connection with a retraction or redemption of the Exchangeable Shares, the exercise by Anglo Teck or CallCo of any call rights with respect to the Exchangeable Share, or the liquidation of ExchangeCo during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the NYSE or otherwise into the United States, and on exchange a non-U.S. holder must comply with this limitation on resale. See the section titled “Description of Exchangeable Shares and Related Agreements - Description of Exchangeable Shares - Certain Resale Restrictions.”

Certain UK Securities Law Matters

Exemption from Publication of a Prospectus

The Anglo Closing Shares will be allotted and issued in reliance upon the authority to be given by Anglo Shareholders under the Anglo Allotment Resolution. It is intended that the securities of Anglo American plc so issued will be admitted to listing on the equity shares (commercial companies) category of the Official List of the FCA and admitted to trading on the LSE’s Main Market for listed securities.

The current UK Prospectus Rules require that an approved prospectus be published before transferable securities can be admitted to trading on a UK regulated market unless an exemption applies. The current prospectus regime is to be replaced on, it is expected, January 19, 2026 and prior to the Effective Date.

Following the forthcoming changes to the current UK Prospectus Rules, transferable securities fungible with securities already admitted to trading on the same regulated market will be exempt from the requirement for a prospectus under the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook (“PRM”) 1.4.1R, provided they represent, over a 12 month period, less than 75% of the number of those transferable securities already admitted to trading on the same regulated market where the transferable securities are issued by an issuer other than a closed ended investment fund. The application for admission to trading of the Anglo Shares issued in connection with the Merger on the LSE’s Main Market for listed securities will be made on the basis of the exemption from publication of a prospectus under PRM1.4.1R.

Exception to Pre-Emption Rights

The Anglo Closing Shares will be allotted and issued in reliance on the exception in section 565 of the UK Companies Act from the usual requirements of section 561(1) of the UK Companies Act that a company must not allot equity securities to any person without first having made an offer to its existing shareholders in proportion to their existing shareholdings. The exception in section 565 of the UK Companies Act applies in respect of the allotment of Anglo Closing Shares as these will be paid up for non-cash consideration.

Certain South African Securities Law Matters

This Information Circular is not a prospectus and no aspect of the Merger constitutes or shall be deemed to constitute an offer to the public for the purposes of the SA Companies Act. Teck Shareholders in South Africa are advised to read this Information Circular, which contains the full terms and conditions of the Merger, with care. Any decision in relation to the Merger should be made on the basis of the information in this Information Circular and the publicly available information referred to herein.

The information contained in this Information Circular constitutes factual information as contemplated in section 1(3)(a) of the South African FAIS Act and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Anglo Shares or in relation to the business or future investments of Anglo Teck, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this Information Circular should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Teck is not a financial services provider licensed as such under the South African FAIS Act, nor have Teck’s advisers given any financial advice as contemplated in the South African FAIS Act to any investor of Teck.

This Information Circular has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you view this Information Circular in its entirety. If you are in any doubt in relation to these matters, you should consult your stockbroker, bank manager, solicitor, accountant, taxation adviser or other independent financial adviser (where applicable, as authorized under the South African FAIS Act, or under any other applicable legislation).

Following the Merger, Anglo Teck will be listed on the Main Board of the JSE as a secondary (inward) listing under the JSE Listings Requirements.

As a company with a secondary (inward) listing on the JSE, under the JSE Listings Requirements, Anglo Teck will only be required to comply with the requirements of the LSE, being the primary listing for JSE purposes, save that Anglo Teck will be required to comply with the following obligations under the JSE Listings Requirements:

(a)	the annual financial statements and any other communication with shareholders must state where Anglo Teck’s securities are primary and secondary listed;

(b)	when Anglo Teck wishes to release any information on another exchange, it must ensure that such information is also released on the SENS and that such release takes place no later than the equivalent release on any other stock exchange provided that, if the JSE is not open for business, it must ensure that such information is released through SENS at the commencement of business on the next business day. The announcement must be submitted via Anglo Teck’s JSE sponsor, although the announcement does not require the sponsor’s approval;

(c)	where there are any notifications dealing with (i) changes of beneficial ownership in Anglo Teck or (ii) dealings in securities in Anglo Teck by directors and those closely related to the directors as may be prescribed by local legislation, the UK Listing Rules or otherwise, such changes and dealings must be announced by Anglo Teck within 48 hours after receipt of such notice or such notice being made available, through SENS;

(d)	Anglo Teck must publish, in its interim and year-end results, headline earnings per share and diluted headline earnings per share together with an itemized reconciliation between headline earnings and the earnings used in the calculation; and

(e)	Anglo Teck must advise, and obtain approval from, the JSE with regard to the timetables for corporate actions stipulated in the relevant corporate action timetable of the JSE Listings Requirements. Anglo Teck must ensure that the JSE is notified in advance in order to ensure that the JSE can accommodate the processing of these corporate actions for shareholders whose shares are listed and trading on the JSE.

The application for admission to trading of the securities of Anglo American plc issued in connection with the Merger shall be made accordance with the JSE Listings Requirements.

Teck Shareholders are urged to consult their own legal and tax advisors as to the consequences of the Merger to them with respect to their particular circumstances.

Delisting of Teck Shares

The Teck Class A Shares trade on the TSX under the trading symbol “TECK.A”. The Teck Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the NYSE under the symbol “TECK”. It is anticipated that, shortly following completion of the Merger, the Teck Shares will be de-listed from the TSX and the NYSE. However, Teck may remain a reporting issuer under applicable Canadian Securities Laws following the delisting of the Teck Shares if the Teck Notes remain outstanding following the Effective Date.

Ongoing Reporting Obligations of Anglo Teck and ExchangeCo

Anglo Teck

Following completion of the Merger, Anglo Teck will become a reporting issuer in each of the provinces and territories of Canada. As such, Anglo Teck will be required to prepare and file annual financial and other continuous disclosure documents required by Canadian Securities Laws. Anglo Teck will be required to comply with the continuous and other timely disclosure requirements and securities rules under relevant Canadian Securities Laws in addition to complying with: (a) the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, UK MAR and the UK Prospectus Rules; (b) the JSE Listing Requirements; and (c) the U.S. Exchange Act and the U.S. Securities Act.

As Anglo Teck is expected to become the successor registrant to Teck under Rule 12g-3(a) under the U.S. Exchange Act and become subject to periodic reporting requirements as well as the related rules and regulations of the U.S. Exchange Act as a “foreign private issuer” within the meaning of Rule 3b-4(c) of the U.S. Exchange Act, and in such circumstances, Anglo Teck is expected to qualify as an “SEC foreign issuer” under NI 71-102 and an “SEC issuer” under NI 51-102 following completion of the Merger. As a “foreign private issuer” within the meaning of Rule 3b-4(c) of the U.S. Exchange Act and a “SEC foreign issuer” and “SEC issuer” under Canadian Securities Laws, Anglo Teck will generally be entitled to satisfy its continuous and timely disclosure requirements of the U.S. Exchange Act and the U.S. Securities Act, and under Canadian Securities Laws by complying with the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules and UK Prospectus Rules and filing the disclosure documents required under such rules on EDGAR and SEDAR+. If Anglo Teck qualifies as an “SEC foreign issuer” under NI 71-102, Anglo Teck’s insiders are expected to be entitled to rely on an exemption from the insider reporting requirement under Canadian Securities Laws by complying with the requirements of the U.S. federal laws applicable to Anglo Teck relating to insider reporting and persons and companies are expected to be entitled to rely on an exemption from the early warning requirements and acquisition announcement provisions under Canadian Securities Laws by complying with the requirements of the U.S. federal laws applicable to Anglo Teck relating to the reporting of beneficial ownership of equity securities. Additionally, if Anglo Teck qualifies as an “SEC foreign issuer” under NI 71-102 and provided residents of Canada own, directly or indirectly, less than 20% of the equity securities of Anglo Teck on a diluted basis, Anglo Teck is expected to be exempt from the provisions of MI 61-101 applicable to business combinations and related party transactions.

Although Teck and Anglo American plc intend that Anglo Teck will become the successor registrant to Teck under Rule 12g-3(a) under the U.S. Exchange Act and become subject to periodic reporting requirements as well as the related rules and regulations of the U.S. Exchange Act as a “foreign private issuer” within the meaning of Rule 3b-4(c) of the U.S. Exchange Act, there can be no assurance as to when Anglo Teck will become the successor registrant and/or complete the necessary formalities to become subject to such periodic reporting requirements. If Anglo Teck does not become the successor registrant to Teck under Rule 12g-3(a) under the U.S. Exchange Act, Anglo Teck is expected to qualify as a “designated foreign issuer” under NI 71-102 following completion of the Merger and, in such circumstance: (a) Anglo Teck will generally be entitled to satisfy its continuous and timely disclosure requirements under Canadian Securities Laws by complying with the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules and UK Prospectus Rules and filing the disclosure documents required under such rules on SEDAR+; (b) Anglo Teck’s insiders are expected to be entitled to rely on an exemption from the insider reporting requirement under Canadian Securities Laws by complying with the U.K. requirements applicable to Anglo Teck relating to insider reporting; (c) persons and companies are expected to be entitled to rely on an exemption from the early warning requirements and acquisition announcement provisions under Canadian Securities Laws by complying with the U.K. requirements applicable to Anglo Teck relating to the reporting of beneficial ownership of equity securities; and (d) Anglo Teck is expected to be exempt from the provisions of MI 61-101 applicable to business combinations and related party transactions.

It is expected that Anglo Teck will be required to comply with NI 43-101 following completion of the Merger, whether it qualifies as an “SEC foreign issuer” or a “designated foreign issuer” under Canadian Securities Laws

Under the UK Disclosure Guidance and Transparency Rules, there are requirements, subject to certain exemptions, that holders and Persons interested, directly or indirectly, in voting rights in an issuer disclose their interests in shares or related qualifying financial instruments. These rules will apply in relation to all Anglo Shares. The rules will also apply to Persons interested in the Exchangeable Shares.

The UK Disclosure Guidance and Transparency Rules require Anglo Teck Shareholders and Exchangeable Shareholders (or those with rights to acquire Anglo Shares or Exchangeable Shares) to inform the FCA and Anglo Teck of changes in major holdings in voting rights of Anglo Shares (for which purposes interests in Exchangeable Shares will be treated as interests in Anglo Teck’s voting rights by virtue of the voting mechanics described in “Description of Exchangeable Shares and Related Agreements”) within two (2) trading days of such change. Anglo Teck then has an obligation to disseminate this information to the wider market (by the end of the Business Day following receipt of the information). This notification requirement will be triggered by direct or indirect Anglo Teck Shareholders or Exchangeable Shareholders if:

(a)	they have a notifiable interest (including by way of certain financial instruments) in holdings of 3% or above of Anglo Teck’s total voting rights (for which purposes interests in Exchangeable Shares will be treated as interests in Anglo Teck’s voting rights by virtue of the voting mechanism described in “Description of Exchangeable Shares and Related Agreements”); and

(b)	their voting rights reach, exceed or fall below 3% and each 1% threshold thereafter.

To assist holders in calculating their percentage holdings, Anglo Teck is required to disclose, at the end of each calendar month during which an increase or decrease in the total number of voting rights and capital structure has occurred (and as soon as possible in some other circumstances), the total number of voting rights and capital for each class of shares in issue and the total number of voting rights attaching to its shares which are held in treasury.

In addition, UK MAR provides that transactions relating to Anglo Teck securities conducted on their own account by persons discharging managerial responsibilities, as well as persons closely associated with them, must be notified to Anglo Teck and the FCA by the relevant individual no later than three working days after the date of the transaction, and subsequently announced by Anglo Teck through a RIS announcement within two working days from receipt of such notice.

The UK Disclosure Guidance and Transparency Rules require Anglo Teck to publish annual and half-yearly financial information within four (4) months of Anglo Teck’s financial year end and within three (3) months of the end of the half-year period, respectively. There are detailed content requirements for annual and half-yearly financial information, including a directors’ responsibility statement for the information provided.

Anglo Teck may issue a Part 22 Notice pursuant to section 793 of the UK Companies Act (a “Part 22 Notice”) whereby it requires a Person that Anglo Teck knows is, or has reasonable cause to believe is or was during the preceding three (3) years, interested in its Anglo Shares (or Exchangeable Shares) to confirm whether or not that is correct. If that Person does or did hold an interest in Anglo Shares or Exchangeable Shares, Anglo Teck may request in the Part 22 Notice that the Person provide certain information as set out in the UK Companies Act.

The City Code also contains disclosure requirements with regard to dealings in the securities of an offeree company (and in certain instances securities of the offeror company) on all parties to a takeover and to their concert parties during the course of an offer period regardless of the number of securities held. Disclosure of the dealing needs to be made to a RIS by noon (London time) the next Business Day. Disclosures are also required by any person holding 1% or more of any class of securities of an offeree company (and in certain instances securities of the offeror company) during the course of the offer period. Disclosure of the dealing needs to be made to a RIS by 3:30 p.m. (London time) the next Business Day. These requirements would apply to both Anglo Teck Shareholders and Exchangeable Shareholders.

Anglo Teck Shareholders and Exchangeable Shareholders requiring guidance on the requirements set out above should seek their own legal advice.

Teck Shareholders should note that the rules under the UK Disclosure Guidance and Transparency Rules and City Code regarding disclosure of shareholdings, as described above, are more onerous than the Canadian shareholder disclosure rules under National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, referred to as the “early warning regime”. Under the Canadian early warning regime, every person who acquires beneficial ownership of, or the power to exercise control or direction over, voting or equity securities of any class of a reporting issuer that, together with the securities of that class already owned by such person or company, would constitute 10% or more of the outstanding securities of the class must disclose the acquisition. The disclosure includes the prompt filing of a news release and an early warning report within two (2) Business Days of reaching the 10% threshold. After the initial report, such person or company must make further disclosure of every increase or decrease of 2% or more in its holdings or a change in any material fact in the information contained in a previously filed report.

There are other ongoing disclosure requirements which Anglo Teck will be subject to, including under UK MAR, the UK Listing Rules and the UK Disclosure Guidance and Transparency Rules which primarily involve timely disclosure of inside information as well as certain specific obligations to disclose other information.

As a company with a secondary (inward) listing on the JSE, Anglo Teck will be required to comply with the following reporting obligations under the JSE Listings Requirements:

(a)	when Anglo Teck wishes to release any information on another exchange, it must ensure that such information is also released on SENS and that such release takes place no later than the equivalent release on any other stock exchange provided that, if the JSE is not open for business, it must ensure that such information is released through SENS at the commencement of business on the next business day. The announcement must be submitted via Anglo Teck’s JSE sponsor, although the announcement does not require the sponsor’s approval; and

(b)	Anglo Teck must publish, in its interim and year-end results, headline earnings per share and diluted headline earnings per share together with an itemised reconciliation between headline earnings and the earnings used in the calculation.

ExchangeCo

Following completion of the Merger, ExchangeCo will become a reporting issuer in each of the provinces and territories of Canada. As such, ExchangeCo will also be required to prepare and file all financial and other continuous disclosure documents required by Canadian Securities Laws.

Pursuant to section 13.3 of NI 51-102, ExchangeCo will be exempt from Canadian continuous disclosure requirements, so long as the requirements of section 13.3 of NI 51-102 are satisfied, including that ExchangeCo sends to Exchangeable Shareholders, in the manner and at the time required by Canadian Securities Laws, all financial and other continuous disclosure documents that Anglo Teck sends to Anglo Teck Shareholders.

TAX MATTERS

Certain Canadian Federal Income Tax Considerations

In the opinion of Felesky Flynn LLP, Canadian tax counsel (“Canadian Tax Counsel”) to Teck, the following summary, as at the date of this Information Circular, fairly presents the principal Canadian federal income tax considerations relating to the Merger generally applicable to a Teck Shareholder who is a beneficial owner of Teck Shares and who at all relevant times, deals at arm’s length with, and is not affiliated with Teck, Anglo American plc and ExchangeCo, and holds all Teck Shares, and will hold any Exchangeable Shares and Anglo Shares acquired as part of the Merger, as capital property, as determined for purposes of the Tax Act. Teck Shares generally will constitute capital property to a Teck Shareholder for purposes of the Tax Act, unless any such shares are held in the course of carrying on a business of trading or dealing in shares or otherwise as part of a business of buying and selling securities or such Teck Shareholder has acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Teck Shareholders who are resident in Canada for purposes of the Tax Act may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem the Teck Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Teck Shareholder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Teck Shareholders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Teck Shareholder that: (a) is a “financial institution” for purposes of certain rules in the Tax Act referred to as the mark-to-market rules; (b) is a “specified financial institution”; (c) holds Teck Shares or will hold Anglo Shares or Exchangeable Shares as a “tax shelter” or an interest in which is a “tax shelter investment”; (d) reports its “Canadian tax results” in a currency other than Canadian currency; (e) has entered into, or will enter into a “derivative forward agreement” with respect to its Teck Shares, Anglo Shares or Exchangeable Shares; (f) acquired Teck Shares under or in connection with any equity-based compensation arrangement; (g) is exempt from tax under Part I of the Tax Act; (h) is a corporation resident in Canada and is, or becomes as part of a transaction or event or series of transactions or events that includes the Merger, controlled by one non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (i) in respect of whom Anglo Teck will be a “foreign affiliate”; or (j) has entered into, or will enter into, a “synthetic disposition arrangement” with respect to its Teck Shares, Anglo Shares or Exchangeable Shares (all terms as defined in the Tax Act). Any such Teck Shareholder should consult with its own tax advisors.

This summary assumes that at all relevant times for purposes of the Tax Act, ExchangeCo will be a taxable Canadian corporation and Anglo Teck will not be resident in Canada.

This summary is based on the facts set out in this Information Circular, representations from Teck as to certain factual matters and proposed activities, the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (“Proposed Amendments”) and Canadian Tax Counsel’s understanding of the current published administrative and assessing practices and policies of the CRA. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular Teck Shareholder. Consequently, Teck Shareholders should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances.

Canadian Currency

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Teck Shares, Exchangeable Shares and Anglo Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a currency other than the Canadian dollar must be converted into Canadian dollars using the applicable exchange rate quoted by the Bank of Canada on the date such amount arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

This portion of the summary is generally applicable to a Teck Shareholder who, at all relevant times, for purposes of the Tax Act is resident or deemed to be resident in Canada (a “Resident Holder”). Note that only Resident Holders that are Eligible Holders may elect to receive Exchangeable Shares as part of the Consideration in connection with the Merger.

Receipt of Ancillary Rights

A Resident Holder who receives Exchangeable Shares as part of the Consideration will also receive the Ancillary Rights connected to such shares (being the Voting Rights and certain other rights described under “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares”). A Resident Holder will be required to account for the Ancillary Rights in determining the proceeds of disposition of such Resident Holder’s Teck Shares and the cost of the Exchangeable Shares received in consideration therefor. Teck is of the view that the Ancillary Rights have nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Exchange of Teck Shares

Exchange of Teck Shares for Anglo Shares

The exchange of Teck Shares for Consideration consisting of Anglo Shares will generally be a taxable event to a Resident Holder of Teck Shares. A Resident Holder who disposes of Teck Shares pursuant to the Merger and who receives, as Consideration, Anglo Shares will be considered to have disposed of such Teck Shares for proceeds of disposition equal to the aggregate fair market value, at the time of the disposition, of the Anglo Shares acquired. Such Resident Holder will realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) equal to the amount by which the proceeds of disposition of such Teck Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Teck Shares. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses”.

The cost to a Resident Holder of Anglo Shares acquired on the exchange will be equal to the fair market value at the time of acquisition of such Anglo Shares. The cost of Anglo Shares so acquired will be averaged with the adjusted cost base of any other Anglo Shares of the same class held by the Resident Holder as capital property for purposes of determining the Resident Holder’s adjusted cost base of such Anglo Shares.

Exchange of Teck Shares for Exchangeable Shares – No Joint Tax Election

A Resident Holder who exchanges some or all of its Teck Shares under the Merger for Exchangeable Shares and Ancillary Rights will, unless such Resident Holder makes a valid joint election under subsection 85(1) or 85(2) of the Tax Act, as discussed below, be considered to have disposed of such Teck Shares for proceeds of disposition equal to the fair market value at the Effective Time of any Exchangeable Shares and Ancillary Rights received by the Resident Holder on the exchange.

Such Resident Holder generally will realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) equal to the amount by which the proceeds of disposition of such Teck Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Teck Shares. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses”.

The cost to a Resident Holder of Exchangeable Shares acquired on the exchange will be equal to the fair market value at the time of acquisition of such Exchangeable Shares. The cost to a Resident Holder of Ancillary Rights acquired on the exchange will be equal to the fair market value, at the time of acquisition, of such rights.

Exchange of Teck Shares for Exchangeable Shares – Joint Tax Election

An Eligible Holder who elects to exchange and does exchange some or all of its Teck Shares (“Eligible Shares”) under the Merger for Exchangeable Shares may make a valid joint election with ExchangeCo pursuant to subsection 85(1) of the Tax Act or, in the case of an Eligible Holder that is a partnership, partners of the partnership may make a valid joint election with ExchangeCo pursuant to subsection 85(2) of the Tax Act (a “Joint Tax Election”) in respect of such Eligible Shares and thereby obtain a full or partial tax deferral of any capital gain otherwise arising on the exchange of such Eligible Shares as described above under “Exchange of Teck Shares for Exchangeable Shares - No Joint Tax Election”, depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of such Eligible Shares at the time of the exchange.

ExchangeCo will only make a Joint Tax Election with an Eligible Holder. Eligible Holders who wish to make a Joint Tax Election with ExchangeCo should give their immediate attention to this matter following the Effective Time. For further information respecting the Joint Tax Elections, see Interpretation Bulletin IT-291R3 (archived) “Transfer of Property to a Corporation under Subsection 85(1)” (January 12, 2004) and Information Circular IC 76-19R3 “Transfer of Property to a Corporation under Section 85” (June 17, 1996) issued by the CRA.

The comments made herein with respect to the Joint Tax Elections are provided for general information only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

Elected Amount

A Resident Holder may elect at an amount which, subject to certain limitations contained in the Tax Act, will be treated as the proceeds of disposition of such Resident Holder’s Eligible Shares (the “Elected Amount”). The limitations imposed by the Tax Act in respect of the Elected Amount are that the Elected Amount may not:

(a)	be less than the fair market value at the Effective Time of the Ancillary Rights acquired on the exchange;

(b)	be less than the lesser of: (i) the adjusted cost base to the Resident Holder of its Eligible Shares at the Effective Time; and (ii) the fair market value of the Eligible Shares at that time; and

(c)	exceed the fair market value of the Eligible Shares at the Effective Time.

Tax Treatment to Resident Holders

Where a Resident Holder and ExchangeCo make a valid Joint Tax Election in respect of the Resident Holder’s Eligible Shares, the tax treatment to such holder generally will be as follows:

(a)	the Resident Holder will be deemed to have disposed of the Eligible Shares for proceeds of disposition equal to the Elected Amount;

(b)	the Resident Holder will not realize a capital gain (or a capital loss), provided that the Elected Amount is equal to the sum of: (i) the aggregate adjusted cost base to the Resident Holder of the Eligible Shares immediately before the Effective Time; and (ii) any reasonable costs of disposition;

(c)	the Resident Holder will realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the Elected Amount exceeds (or is less than) the sum of: (i) the aggregate adjusted cost base to the Resident Holder of its Eligible Shares immediately before the Effective Time; and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below;

(d)	the cost to the Resident Holder of the Ancillary Rights received on the exchange will be equal to the fair market value thereof at the Effective Time; and

(e)	the cost to the Resident Holder of the Exchangeable Shares received on the exchange will be equal to the amount by which the Elected Amount exceeds the fair market value at the Effective Time of the Ancillary Rights received on the exchange.

Procedure for Making an Election

An Eligible Holder who is interested in making a Joint Tax Election in respect of the Exchangeable Shares it receives in connection with the Merger should so indicate on the Letter of Transmittal and Election Form. A Tax Election Package, consisting of the relevant federal tax election forms and a letter of instructions, may be sent by mail to such holder. A Tax Election Package may also be obtained by mail from Teck or via the internet on Teck’s website at www.teck.com or following the Merger, on Anglo Teck’s website. The relevant federal tax election form is form T2057 or, in the event that Teck Shares are held by an Eligible Holder that is a partnership, form T2058.

An Eligible Holder who wishes to make a Joint Tax Election must submit two (2) copies of CRA form T2057, or, if the Eligible Holder is a partnership, two (2) copies of CRA form T2058 and two (2) copies of any applicable equivalent provincial or territorial election form to ExchangeCo within 75 days following the Effective Date, duly completed with the details of the number of Teck Shares transferred and the applicable agreed amounts. Thereafter, subject to the forms being correct and complete and complying with the provisions of the Tax Act (and other applicable Law), the relevant forms will be signed by ExchangeCo and returned to the Eligible Holder.

Joint Ownership

Where the Eligible Shares are held in joint ownership and two (2) or more of the co-owners wish to make a Joint Tax Election, a co-owner designated for such purpose should file a copy of the federal election form T2057 (and any other relevant provincial or territorial forms) for each co-owner. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the co-owners, along with a letter signed by each of the co-owners authorizing the designated co-owner to complete, sign and file the forms.

Partnerships

Where the Eligible Shares are held by an Eligible Holder that is a partnership and the partnership wishes to make a Joint Tax Election, a partner designated by the partnership must file a copy of the federal election form T2058 (and any other relevant provincial or territorial forms) on behalf of all members of the partnership. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the partners, along with a letter signed by each partner authorizing the designated partner to complete, sign and file the forms.

Additional Provincial or Territorial Election Forms

Certain provinces or territories may require that a separate joint tax election be filed for provincial or territorial income tax purposes. ExchangeCo will also make a joint tax election with a Resident Holder under the provisions of any relevant provincial or territorial income tax law having similar effect to section 85 of the Tax Act, subject to the same limitations as described herein. Resident Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority and to determine the procedure for filing any such separate election form. It will be the sole responsibility of each Resident Holder who wishes to make such an election to obtain the appropriate provincial or territorial election forms and to duly complete and submit such forms to ExchangeCo for its execution at the same time as the federal election forms.

Execution by ExchangeCo of Election Form

Subject to the election forms complying with the provisions of the applicable income tax law and the Merger, ExchangeCo will sign the tax election forms received from a Resident Holder within 75 days following the Effective Date that appear correct and complete, and return them to the Resident Holder within 75 days of receipt thereof by ExchangeCo. ExchangeCo, in its sole discretion, may choose to sign and return an election form even if such form is received more than 75 days following the Effective Date, but ExchangeCo will have no obligation to do so. With the exception of signing and returning completed election forms it receives, Anglo Teck and ExchangeCo assume no responsibility for making any tax election, and compliance with the requirements for a valid Joint Tax Election and the tax implications thereof will be the sole responsibility of the Resident Holder making the Joint Tax Election. Anglo Teck and ExchangeCo will not be responsible for the proper completion or filing of any election form.

Neither Teck nor ExchangeCo will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by any Person to properly complete or file an election form in the form and manner and within the time prescribed by the Tax Act (or the corresponding provisions of any applicable provincial or territorial tax legislation).

Filing of Election Forms

For the CRA to accept a tax election form without a late filing penalty being paid by a Resident Holder, the election form, duly completed and executed by both the Resident Holder and ExchangeCo, must be received by the CRA on or before the earliest due date for the filing of either ExchangeCo’s or the Resident Holder’s income tax return for the taxation year in which the exchange takes place. The relevant taxation year of ExchangeCo is expected to end on December 31.

Information concerning the filing deadline will be included in the Tax Election Package that will be available on Teck’s website at www.teck.com and may be mailed to Resident Holders.

Resident Holders are strongly advised to consult their own tax advisors as soon as possible with respect to the deadlines applicable to their own particular circumstances, including any similar deadlines required under any provincial or territorial tax legislation for provincial or territorial tax elections. However, regardless of such deadlines, properly completed tax election forms must be received by ExchangeCo at the address set out in the Tax Election Package within 75 days following the Effective Date of the Merger. Any Resident Holder who does not ensure that ExchangeCo has received the properly completed tax election forms within 75 days following the Effective Date of the Merger may not be able to benefit from the rollover provisions of the Tax Act and any applicable provincial or territorial tax legislation.

Ancillary Rights

The Joint Tax Elections will be executed by ExchangeCo on the basis that the fair market value of the Ancillary Rights is nominal.

Redemption or Retraction of Exchangeable Shares

On a redemption or retraction of an Exchangeable Share by ExchangeCo, the Resident Holder of that Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the proceeds received exceeds the paid-up capital (for purposes of the Tax Act) of the Exchangeable Share at the time of redemption or retraction. Such paid-up capital will be determined by reference to the aggregate Elected Amount under any applicable Joint Tax Elections, among other things, and therefore cannot be determined in advance of the Effective Date. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dividends on Exchangeable Shares” below. On the redemption or retraction, the Resident Holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. The Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the Exchangeable Shares. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

Dividends on Exchangeable Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by ExchangeCo, such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a holder who is an individual resident in Canada will be entitled to an enhanced dividend tax credit in respect of such dividend. There are limitations on the ability of a corporation to designate dividends and deemed dividends as eligible dividends.

In the case of a Resident Holder who is a corporation, dividends received or deemed to be received on the Exchangeable Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received. Such dividends will generally be deductible in computing the corporation’s taxable income if the Exchangeable Shares are listed on a designated stock exchange (and the particular corporation and specified persons in relation to such corporation do not own 10% or more of the outstanding Exchangeable Shares) or provided the Ancillary Rights were not granted to ensure that any loss a Teck Shareholder may sustain by reason of the ownership of Exchangeable Shares is limited. While Teck is of the view the Ancillary Rights were not granted to ensure that any loss a Teck Shareholder may sustain by reason of the ownership of Exchangeable Shares is limited, it is possible that the CRA could take a contrary view.

In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances for advice with respect to the potential application of these provisions.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” or, at any time in a relevant taxation year, is a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Provided ExchangeCo makes an election under section 191.2 of the Tax Act as it has agreed to do, a Resident Holder who is a corporation and who receives or is deemed to receive a dividend on the Exchangeable Shares will not be subject to tax under Part IV.1 of the Tax Act.

Exchange of Exchangeable Shares with CallCo or Anglo Teck

On the exchange of an Exchangeable Share by the Resident Holder with CallCo or Anglo Teck for the Exchangeable Share Price, the holder generally will realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value of the Anglo Shares and any other consideration included in the Exchangeable Share Price. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

Disposition of Exchangeable Shares other than on Redemption, Retraction or Exchange

A disposition or deemed disposition of Exchangeable Shares by a Resident Holder, other than on the redemption, retraction or exchange of the shares with ExchangeCo, will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Exchangeable Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

A Resident Holder on whose behalf a fractional Exchangeable Share will be sold or exchanged following the Merger, as described in section 4.4 of the Plan of Arrangement, will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the fractional Exchangeable Share immediately before the disposition.For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

Dividends on Anglo Shares

A Resident Holder will be required to include in computing such Resident Holder’s income for a taxation year the amount of dividends, if any, received on Anglo Shares. Dividends received on Anglo Shares by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” or, at any time in a relevant taxation year, is a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends received on the Anglo Shares.

Acquisition and Disposition of Anglo Shares

The cost of Anglo Shares received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Anglo Shares at the time of such event and will generally be averaged with the adjusted cost base of any other Anglo Shares of the same class held at that time by the Resident Holder as capital property for the purpose of determining the Resident Holder’s adjusted cost base of such Anglo Shares.

A disposition or deemed disposition of Anglo Shares by a Resident Holder will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Anglo Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

A Resident Holder on whose behalf a fractional Anglo Share will be sold following the Merger, as described in section 4.4 of the Plan of Arrangement, will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the fractional Anglo Share immediately before the disposition. For a description of the tax treatment of capital gains and losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” or, at any time in a relevant taxation year, is a “substantive CCPC” may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, may give rise to a liability for minimum tax under the Tax Act.

If the Resident Holder of a Teck Share or an Exchangeable Share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary, or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

A Resident Holder who is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period whose total cost amount of “specified foreign property” (as defined in the Tax Act), which includes the Anglo Shares, the Exchangeable Shares and the Ancillary Rights, at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property. Such Resident Holders should consult their own tax advisors regarding compliance with these rules.

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights and receives from Teck the fair value of the holder’s Teck Shares will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the proceeds received exceeds the paid-up capital (for purposes of the Tax Act) of the Teck Share at the time of the cancellation. On the cancellation, the dissenting Resident Holder will also be considered to have disposed of their Teck Shares for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. Such a disposition of Teck Shares by such a dissenting Resident Holder will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of those Teck Shares immediately before the disposition. For a description of the tax treatment of dividends, capital gains and capital losses to Resident Holders see the applicable sections above.

Any interest awarded by the Court to a dissenting Resident Holder will be includable in such dissenting Resident Holder’s income for purposes of the Tax Act. A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” or, at any time in a relevant taxation year, is a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any interest.

Eligibility For Investment

Provided the Anglo Shares are listed on a designated stock exchange (which currently includes the LSE), the Anglo Shares issued under the Merger will, at such time, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), deferred profit sharing plans, registered disability savings plans (“RDSPs”), tax-free savings accounts (“TFSAs”) and “first home savings account” (“FHSAs”) (collectively, “Registered Plans”) as each such term is defined in the Tax Act. In the case of an RRSP, an RRIF, an RDSP, an FHSA, an RESP or a TFSA, provided the annuitant of the RRSP or RRIF or the holder of the RDSP, FHSA or TFSA or a subscriber of an RESP, as the case may be, does not have a “significant interest” (as defined in the Tax Act for the purposes of the prohibited investment rules) in Anglo Teck, the Anglo Shares will not be a prohibited investment under the Tax Act for such RRSP, RRIF, RDSP, FHSA, RESP or TFSA.

Registered Plans will not be Eligible Holders and will therefore not qualify to acquire Exchangeable Shares under the Merger.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Teck Shareholder who, at all relevant times, for purposes of the Tax Act: (a) is not, and is not deemed to be, resident in Canada; and (b) does not use or hold, and is not deemed to use or hold, the Teck Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Disposition of Teck Shares

A Non-Resident Holder will not be subject to capital gains tax under the Tax Act on the disposition of Teck Shares unless the Teck Shares constitute “taxable Canadian property” of the holder for purposes of the Tax Act.

Generally, Teck Shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such shares are listed at that time on a designated stock exchange (which currently includes the TSX), unless at any particular time during the 60-month period that ends at that time: (a) 25% or more of the issued shares of any class or series of the capital stock of Teck were owned by, or belonged to, the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships in which the Non-Resident Holder (or persons with whom the Non-Resident Holder does not deal at arm’s length) holds a membership interest directly or indirectly, or the Non-Resident Holder together with such persons or partnerships; and (b) the Teck Shares derived more than 50% of their fair market value, directly or indirectly, from one or any combination of: (i) real or immoveable properties situated in Canada; (ii) “timber resource property” (as defined in the Tax Act); (iii) “Canadian resource property” (as defined in the Tax Act) or (iv) options in respect of, or interests in, or for civil law, rights in, any of the foregoing property, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Teck Shares could be deemed to be taxable Canadian property.

In the event that the Teck Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the disposition should give rise to a capital gain or capital loss. The Non-Resident Holder may be entitled to relief under the provisions of an applicable income tax treaty or convention from any such capital gain being subject to tax under the Tax Act. Non-Resident Holders whose Teck Shares may be taxable Canadian property should consult with their own tax advisors.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights and receives from Teck the fair value of the holder’s Teck Shares will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the proceeds received exceeds the paid-up capital (for purposes of the Tax Act) of the Teck Share at the time of the cancellation. Teck will withhold and remit to the CRA tax on such dividends at the rate specified under the Tax Act or as modified by a tax treaty, if any, between Canada and the specific jurisdiction in which Non-Resident Holder is resident.

On the cancellation, the dissenting Non-Resident Holder will also be considered to have disposed of their Teck Shares for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. A dissenting Non-Resident Holder for whom Teck Shares are not taxable Canadian property (as described above under the section titled “Holders Not Resident in Canada – Disposition of Teck Shares”) will not be subject to capital gains tax under the Tax Act on the disposition of such Teck Shares. Any interest paid to a dissenting Non-Resident Holder will not be subject to Canadian withholding tax provided that such interest (if any) is not a “participating debt interest” for purposes of the Tax Act.

Certain U.S. Federal Income Tax Considerations

The following general discussion addresses the material U.S. federal income tax considerations to U.S. holders (as defined below) of Teck Shares that exchange their Teck Shares for Anglo Shares in the Merger. The discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings, published positions of the IRS and judicial decisions, all as currently in effect and all of which are subject to change and to differing interpretations (possibly with retroactive effect), and any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion applies only to U.S. holders that hold their Teck Shares as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of his, her or its individual circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including:

•	banks or other financial institutions;

•	mutual funds;

•	tax exempt organizations;

•	governmental agencies or instrumentalities;

•	insurance companies;

•	dealers in securities or non-U.S. currency;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	entities or arrangements treated as partnerships or other pass-through entities (including S corporations) for U.S. federal income tax purposes and investors in such partnerships or other pass-through entities (including S corporations);

•	holders that are not U.S. holders;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	regulated investment companies and real estate investment trusts;

•	broker-dealers;

•	holders liable for any alternative minimum tax;

•	holders that have a functional currency other than the U.S. dollar;

•	holders who received their Teck Shares through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

•	holders that hold 5% or more of Teck Shares (by vote or value);

•	holders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”; and

•	holders who hold Teck Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

This discussion does not address U.S. holders that exchange their Teck Shares for Exchangeable Shares in the Merger. In addition, this discussion does not address any state, local or non-U.S. tax considerations of the Merger, nor does it address the impact of the Medicare contribution tax on net investment income or the Foreign Account Tax Compliance Act (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Teck Shares who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•	a trust that: (a) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of section 7701(a)(30) of the Code); or (b) has a valid election in effect to be treated as a United States person.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Teck Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Accordingly, such partners and partnerships should consult their tax advisors regarding the particular tax considerations of the Merger to them.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

The receipt of Anglo Shares by U.S. holders pursuant to the Merger is expected to be a taxable transaction for United States federal income tax purposes. In general, for United States federal income tax purposes, a U.S. holder who receives Anglo Shares in exchange for its Teck Shares pursuant to the Merger will recognize gain or loss in an amount equal to the difference, if any, between: (a) the fair market value of the Anglo Shares received in the Merger; and (b) such U.S. holder’s adjusted tax basis in its Teck Shares exchanged therefor.

Subject to the discussion below concerning section 304 of the Code, such gain or loss generally will be capital gain or loss. If a U.S. holder’s holding period in the Teck Shares surrendered in the Merger is greater than one (1) year as of the date of the Merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate U.S. holders, including individuals, are generally subject to United States federal income tax at preferential rates. The deductibility of a capital loss recognized in connection with the Merger is subject to limitations. If a U.S. holder acquired different blocks of Teck Shares at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of Teck Shares that it holds.

A U.S. holder’s aggregate tax basis in Anglo Shares received in the Merger generally will equal the fair market value of the Anglo Shares as of the Effective Time. A U.S. holder’s holding period of the Anglo Shares received in the Merger generally will begin on the day after the Merger.

Notwithstanding the above, in certain circumstances, the receipt of Anglo Shares by U.S. holders that also actually or constructively own Anglo Shares may be subject to section 304 of the Code if U.S. holders who own (including by attribution) 50% or more of the total combined voting power or total value of Teck Shares before the Merger own (including by attribution), immediately after the Merger, 50% or more of the total combined voting power or total value of Anglo Shares. If section 304 of the Code applies to Anglo Shares received in the Merger, then instead of recognizing gain or loss as described above, a U.S. holder that actually or constructively owns Anglo Shares may recognize dividend income if such U.S. holder’s receipt of Anglo Shares is not “substantially disproportionate” with respect to such U.S. holder, is “essentially equivalent to a dividend” or is not in termination of such U.S. holder’s interest, in each case under the tests set forth in section 302 of the Code. In applying the above tests, a U.S. holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a U.S. holder’s option to purchase stock, in addition to the stock actually owned by the U.S. holder. Because the possibility of dividend treatment depends upon each U.S. holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders that also actually or constructively own Anglo Shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Information Reporting and Backup Withholding

Information reporting and backup withholding (currently, at a rate of 24%) may apply to cash payments made in connection with the Merger. Backup withholding will not apply, however, if a U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number (generally, on an IRS Form W-9) and otherwise complies with all applicable certification requirements. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

THIS SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS OF TECK SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSIDERATIONS TO THEM OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Certain Peruvian Income Tax Considerations

The following is a general summary, at the date hereof, of certain Peruvian income tax considerations under the Peruvian Income Tax Law generally applicable to a Teck Shareholder that: (a) is not resident or deemed to be resident in Peru at any time while they have held or will hold Teck Shares, Anglo Shares or Exchangeable Shares, as the case may be; (b) at all relevant times for the purposes of the Peruvian Income Tax Law, holds Teck Shares, and will hold Anglo Shares or Exchangeable Shares, as applicable, received pursuant to the Merger as capital property; (c) deals at arm’s length with each of Teck, Anglo American plc and ExchangeCo, and is not related with Teck, Anglo American plc or ExchangeCo; and (d) does not use or hold and will not be deemed to use or hold such Teck Shares, Anglo Shares or Exchangeable Shares in the course of carrying on a business in Peru.

This summary is of a general nature only and is not exhaustive of all possible Peruvian income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Teck Shareholder. Accordingly, Teck Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, state or local tax authority.

Exchange of Teck Shares for Anglo Shares or Exchangeable Shares

A Teck Shareholder who is not resident in Peru and whose Teck Shares are exchanged for Anglo Shares or Exchangeable Shares under the Merger may realize a capital gain for Peruvian tax purposes from the “indirect transfer” of the shares of a Peruvian company. The exchange of Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, will qualify as an “indirect transfer” if:

•	at any time during the 12 months prior to the Effective Date, 50% or more of the fair market value of the Teck Shares derives directly or indirectly from the fair market value of Peruvian shares and at least 10% of the outstanding Teck Shares are exchanged by such Teck Shareholder and its related parties (the “Fair Market Value Test”); or

•	the value of the Peruvian shares being indirectly transferred is at least 40,000 Peruvian Tax Units, which is approximately $62 million as of the date hereof (the “Tax Units Test”).

If either of the above conditions is met, the proportion of any gain arising from the exchange of the Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, that is attributable to the value of the shares of the underlying Peruvian entity will (subject to any entitlement to relief under a tax treaty, as mentioned below) be subject to tax in Peru at the rate of 30%.

It is expected that the exchange of Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, under the Merger may qualify as an “indirect transfer” for Peruvian capital gains purposes under the Tax Units Test for Teck Shareholders that own at least 2% or more of the total number of outstanding Teck Shares, on the basis that a holding of 2% of the total number of outstanding Teck Shares is broadly expected to equate to an indirect holding of shares in the underlying Peruvian entity with an approximate value equal to 40,000 Peruvian Tax Units as of the date hereof. However, the specific percentage of outstanding Teck Shares that will trigger the Tax Units Test will be a function of the value of the Peruvian shares being indirectly transferred as of the Effective Date, and so this percentage will be subject to change. It is not expected that the Fair Market Value Test will apply.

Teck Shareholders for whom the exchange of their Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, under the Merger does qualify as an “indirect transfer” for Peruvian capital gains purposes under the Tax Units Test and who are resident or deemed resident in a jurisdiction that has a tax treaty with Peru may be entitled to relief from Peruvian taxation under the terms of such tax treaty. The provisions of each tax treaty are unique and Teck Shareholders who may be eligible for a treaty exemption or other relief are encouraged to consult with their tax advisors.

If the exchange of Teck Shares for Anglo Shares or Exchangeable Shares, as applicable, under the Merger qualifies as an “indirect transfer” for Peruvian capital gains purposes, then the corresponding capital gain will generally be computed by reference to the difference between the fair market value of the Teck Shares being actually transferred and their cost basis, in each case as multiplied by the fraction derived as the fair market value of the shares in the Peruvian entity which is the subject of the indirect transfer over the fair market value of the Teck Shares. For these purposes, the fair market value of the Teck Shares cannot be lower than the fair market value of the underlying Peruvian shares being indirectly transferred, and subject to that, will generally be the greater of: (a) the fair market value of the Anglo Shares or the Exchangeable Shares, as applicable, received on the Effective Date; and (b) the highest opening or closing quote value of the Teck Shares for the 12 months prior to the transaction on any of the stock exchanges on which the Teck Shares are listed. The fair market value of the underlying Peruvian shares being indirectly transferred is to be determined using a discounted cash flow ("DCF") analysis according to specific parameters established in the Peruvian Income Tax Law and its regulations. The DCF methodology does not apply if an entity does not expect to have future cash flows or does not have assets such as licenses, authorizations or other intangible assets that allow the forecast of future cash flow. If the DCF value is not applicable, the fair market value would be the equity value.

Generally speaking, the cost basis to take into account in order to calculate the taxable gain will be equivalent to the price effectively paid by the Teck Shareholder when acquiring the relevant Teck Shares; provided, however, that those Teck Shareholders which held their Teck Shares on February 15, 2011, will have the right to “step-up” the cost basis of such Teck Shares considering their fair market value on that date.

For the purposes of the foregoing cost basis calculation, and only if the transaction is taxable in Peru, the tax cost base of the Teck Shares being exchanged must be certified by the National Superintendency of Customs and Tax Administration (“SUNAT”) before the Effective Date. Where certification is not so obtained, then absent treaty relief, the 30% tax would be imposed on applicable Teck Shareholders based on the gross fair market value of the Teck Shares, without any deduction for the tax cost base. Where applicable, SUNAT must issue the tax cost base certificate within 30 days of a request, failing which the certificate is deemed to be issued on the terms requested and will be valid for 45 days.

Disposition of Anglo Shares or Exchangeable Shares

A shareholder who is not resident in Peru that disposes of an Anglo Share or an Exchangeable Share, as applicable, may realize a capital gain for Peruvian tax purposes from the “indirect transfer” of shares of a Peruvian company. The disposition of Anglo Shares or Exchangeable Shares, as applicable, will qualify as an “indirect transfer” as described above. Whether any such “indirect transfer” would be taxable in Peru would be determined in accordance with the principles summarized above (subject to any further change in law).

The tax cost base certification is not required in share transfers settled in cash through securities clearing and settlement institutions.

Teck Shareholders are encouraged to consult with their own tax advisors with respect to the foregoing Peruvian tax issues.

Certain UK Tax Considerations

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of holding or disposing of Anglo Shares or Exchangeable Shares. They are based on current UK law and what is understood to be the current practice of HMRC as at the date of this Information Circular, both of which may change, possibly with retroactive effect. They are also based on Teck’s understanding that HMRC regard CDS as a clearance service for stamp duty and stamp duty reserve tax purposes. They apply only to Anglo Teck Shareholders or holders of Exchangeable Shares who are not and never have been resident for tax purposes in the UK (except insofar as express reference is made to the treatment of UK residents), who will hold their Anglo Shares and/or Exchangeable Shares as an investment (other than in an individual savings account), who are absolute beneficial owners of their Anglo Shares and/or Exchangeable Shares and of any dividends paid on them. The tax position of certain categories of Anglo Teck Shareholders or holders of Exchangeable Shares who are subject to special rules is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their Anglo Shares and/or Exchangeable Shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, qualifying new residents, temporary non-residents and non-residents carrying on a trade, profession or vocation in the UK.

The statements summarize the current position and are intended as a general guide only. Teck Shareholders should consult their own professional advisers as to the tax consequences of the ownership and disposition of Anglo Shares or Exchangeable Shares in light of their particular circumstances.

Dividends

Anglo Teck is not required to withhold UK tax when paying a dividend on or in respect of Anglo Shares (including Anglo Consideration Shares), and dividend payments may be made on or in respect of the Exchangeable Shares without withholding or deduction for or on account of UK income tax. Liability to tax on dividends will depend upon the individual circumstances of an Anglo Teck Shareholder or holder of Exchangeable Shares (as applicable).

Anglo Teck Shareholders and holders of Exchangeable Shares resident outside the UK will commonly not be subject to UK taxation on dividend income but should consult their own tax adviser concerning their tax position on dividends received from Anglo Teck or ExchangeCo.

Taxation of disposals

Anglo Teck Shareholders and holders of Exchangeable Shares who are not resident in the UK will not generally be subject to UK taxation on capital gains on the disposal or deemed disposal of Anglo Shares or Exchangeable Shares (as applicable) unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate Anglo Teck Shareholder or holder of Exchangeable Shares, a permanent establishment) in connection with which the Anglo Shares or Exchangeable Shares (as applicable) are used, held or acquired. Non-UK tax resident Anglo Teck Shareholders or holders of Exchangeable Shares may be subject to non-UK taxation on any gain under local law.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

(a)	Exchangeable Shares

No liability to UK stamp duty or SDRT will arise on the issue of Exchangeable Shares to Exchangeable Shareholders.

UK stamp duty will not normally be payable in connection with a transfer of Exchangeable Shares, provided that the instrument of transfer is executed and retained outside the UK and no other action is taken in the UK by the transferor or transferee.

No UK SDRT is expected to be payable in respect of any agreement to transfer Exchangeable Shares. Even if there were any doubt on the latter point, no UK SDRT will arise provided that the transfer occurs, and the agreement to transfer is made, at a time when the relevant Exchangeable Shares are held in CDS (a recognised clearance service for the purposes of stamp duty and SDRT) and CDS has not made an election under Section 97A(1) of the Finance Act 1986 which has been approved by HMRC. Teck is not aware that any such election has been or will be made by CDS in respect of the Exchangeable Shares.

(b)	Anglo Shares

No liability to UK stamp duty or SDRT will arise on the issue of Anglo Shares to Anglo Teck Shareholders.

Stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given is generally payable on an instrument transferring Anglo Shares. Subject to the below, a charge to SDRT will also arise on an unconditional agreement to transfer Anglo Shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee. An exemption from stamp duty is available on an instrument transferring Anglo Shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000.

Paperless transfers of Anglo Shares, such as those occurring within CREST, are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. The charge is generally borne by the purchaser. Under the CREST system, no stamp duty or SDRT will arise on a transfer of Anglo Shares into the system unless such a transfer is made (or deemed to be made) for consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise.

In cases where Anglo Shares are transferred to a connected company (or its nominee), SDRT (or stamp duty) may be chargeable on the higher of: (a) the amount or value of the consideration; and (b) the market value of the Anglo Shares.

The above comments on stamp duty and SDRT apply in respect of Anglo Shares on the main UK register. Generally speaking (subject to special rules relating to clearance services and depositary receipts discussed below), a sale of Anglo Shares on the Canadian register should not be subject to UK stamp duty or SDRT provided that any instrument of transfer in respect of such Anglo Shares is executed outside the UK.

Current UK law includes special rules which apply where Anglo Shares are transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service. Under these rules, the current rate of stamp duty and SDRT is 1.5%, generally applied, in each case, to: (i) the amount or value of the consideration where Anglo Shares are transferred for consideration in money or money’s worth; or (ii) the value of the Anglo Shares in any other case. The Finance Act 2024 introduced legislation containing exemptions from the 1.5%. stamp duty and SDRT charges on the transfer of Anglo Shares into clearance services or depositary receipt systems with effect from January 1, 2024. These include exemptions for: (a) ‘capital-raising arrangements’ where securities are transferred into a clearance service or depositary receipt system in the course of arrangements pursuant to which securities are issued by a company for the purpose of raising new capital (in accordance with sections 72ZA and 97AB of the Finance Act 1986); and (b) ‘qualifying listing arrangements’ where securities are transferred into a clearance service or depositary receipt system in connection with the first listing of such securities on a recognised stock exchange without a change in beneficial ownership (in accordance with sections 72ZB and 97AC of the Finance Act 1986). Specific professional advice should be sought in any case where the 1.5 % stamp duty or SDRT charge may be applicable. Teck Shareholders who currently hold their Teck Shares otherwise than through CDS and who will therefore receive their Anglo Consideration Shares in certificated form (which will be the case for Registered Teck Shareholders, and may be the case for Teck Shareholders holding their Teck Shares through DTC), but who intend to hold their Anglo Shares through CDS following completion of the Merger are advised to transfer their Teck Shares to CDS prior to the completion of the Merger and transmitting their Teck Shares pursuant to the Letter of Transmittal and Election Form. This is so that their Anglo Consideration Shares can be issued directly to them in CDS and it will not be necessary for them to incur the 1.5% stamp duty or SDRT charge on subsequently moving their Anglo Shares into CDS.

The transfer of, or agreement to transfer, Anglo Shares held within CDS is not expected generally to give rise to a liability to stamp duty or SDRT, on the basis that, in the case of stamp duty, Teck does not expect any instrument of transfer will need to be executed to effect a transfer of Anglo Shares within CDS and, in the case of SDRT, the transfer occurs and the agreement to transfer is made at a time when the relevant Anglo Shares are held in CDS (a recognised clearance service for the purposes of stamp duty and SDRT) and CDS has not made an election under Section 97A(1) of the Finance Act 1986 which has been approved by HMRC. Teck is not aware that any such election has been or will be made by CDS in respect of the Anglo Shares.

RISK FACTORS

Teck Shareholders should carefully consider the following risk factors associated with the Merger in evaluating whether to approve the Arrangement Resolution. The risk factors described below are not exhaustive. Additional risks and uncertainties, including those currently unknown or considered immaterial to Teck, may also adversely affect the market price of the Anglo Consideration Shares prior to the Merger, or the combined business of Teck and Anglo American plc following the Merger. These risk factors should be considered in conjunction with the other information included in this Information Circular, including the documents incorporated by reference herein.

Risks Relating to the Merger

There can be no certainty that all conditions to the Merger will be satisfied or waived

The completion of the Merger is subject to a number of conditions, certain of which are outside Teck’s control, including: (a) receipt of the Final Order; (b) receipt of Teck Shareholder Approval and Anglo Shareholder Approval; (c) Teck Shareholders not having validly exercised Dissent Rights with respect to more than 5% of the issued and outstanding Teck Shares; (d) receipt of the Key Regulatory Approvals (absent any Burdensome Condition), including the ICA Approval and regulatory clearances in Australia, Canada, Chile, China, the EU, Japan, Mexico, South Korea, the U.S., and potentially other jurisdictions in which Anglo American and/or Teck operate; (e) conditional approval by the TSX and NYSE with respect to the listing of the Anglo Shares and the ADRs, respectively; (f) receipt of applicable acknowledgements that each of the LSE Admission and JSE Admission will occur with respect to the continued listing of the Anglo Shares; (g) the distribution by Teck or Anglo American plc, as applicable, of the Anglo Special Dividend or the Teck Catch-Up Dividend; (h) no legal impediment to the Merger; (i) certain customary contractual conditions in respect of the accuracy of key representations and warranties and adherence to covenants provided by both Anglo American plc and Teck to each other; (j) the absence of circumstances that would constitute a material adverse effect on either Anglo American plc or Teck; and (k) the absence of the imposition of a Burdensome Condition in respect of the regulatory clearances being sought.

There can be no certainty, nor can Teck provide any assurance, that these conditions to the Merger will be satisfied or waived or, as to the timing of the satisfaction or waiver of such conditions. Moreover, a substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of Teck and/or Anglo American or could result in the termination of the Arrangement Agreement and the Merger not being completed. In addition, satisfying the outstanding conditions may take longer, and could cost more, than Anglo American plc and Teck expect. Any delay in completing the proposed Merger may adversely affect Teck and Anglo American and the benefits that Teck and Anglo American expect to achieve if the Merger is completed within the expected timeframe, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of Teck and/or Anglo American, and, following the Merger, Anglo Teck.

At any time before or after consummation of the Merger, Governmental Entities could take such action under applicable Laws, including those related to antitrust or foreign direct investment, as they deem necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the Parties, or requiring the Parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under antitrust Laws under certain circumstances.

If, for such reasons or any other reason, the Merger is not completed or its completion is materially delayed, the market price of the Teck Shares and the Anglo Shares may be adversely affected.

See “The Arrangement Agreement – Conditions Precedent to the Consummation of the Merger”.

In order to close the Merger, Anglo American and Teck must obtain the Key Regulatory Approvals, including the ICA Approval, and if such Key Regulatory Approvals are not obtained or are granted with conditions that become applicable to the Parties (or Anglo Teck, following the Merger), the closing of the Merger may be delayed, jeopardized or prevented and/or the anticipated benefits of the Merger could be reduced

There can be no certainty, nor can Teck provide any assurance, that the required Regulatory Approvals, including the Key Regulatory Approvals, will be obtained and the related Key Regulatory Approval condition to the closing of the Merger will be satisfied. Even if all such Key Regulatory Approvals are obtained and the related condition to the closing of the Merger is satisfied (or waived, if applicable), no assurance can be given as to the terms, conditions or timing of such Key Regulatory Approvals. Each Party has agreed to use reasonable best efforts to obtain all Regulatory Approvals, including the Key Regulatory Approvals, subject to certain limitations described under “The Merger — Key Regulatory Approvals”, including that the Parties are not required to agree to any commitment or undertaking imposed by a Governmental Entity that would result in a Burdensome Condition. Governmental Entities could, among other things, impose conditions to granting one or more Key Regulatory Approvals, including seeking divestiture of substantial assets of the Parties, requiring the Parties to license, or hold separate, assets or terminate existing relationships and contractual rights or requiring the Parties to make certain commitments and/or take certain other actions, that the Parties may be required under the Arrangement Agreement to agree to and which could be more costly and may adversely affect their respective business and the combined business of Anglo Teck and/or Anglo Teck Shareholders following completion of the Merger. In addition, where neither Teck nor Anglo American plc is required to agree to commitments or undertakings (including on the basis that they qualify as a Burdensome Condition), they may decide to do so, which could be more costly and may ultimately adversely affect, potentially materially, Anglo Teck and/or Anglo Teck Shareholders following completion of the Merger. If a Governmental Entity imposes a commitment or undertaking that constitutes a Burdensome Condition, unless otherwise agreed by the Parties, the Parties will not be required to complete the Merger. The Parties may however decide to accept a Burdensome Condition, which may materially adversely affect Anglo Teck following completion of the Merger.

Completion of the Merger is subject to the approval of Teck Shareholders and Anglo Shareholders

The completion of the Merger is subject to, among other things, approval by Teck Shareholders of the Arrangement Resolution and Anglo Shareholders of the Anglo Allotment Resolution. There can be no assurance that either of these shareholder approvals will be obtained. If either the Teck Shareholder Approval or the Anglo Shareholder Approval is not obtained, the Merger will not be effected and the market price of Teck Shares could be materially adversely affected to the extent that the current market price of Teck Shares reflects a market assumption that the Merger will be completed. See “The Merger – Teck Shareholder Approval, Anglo Shareholder Approval and Anglo Name Change Resolution” for further information.

The Arrangement Agreement may be terminated in certain circumstances, including by mutual consent of Teck and Anglo American plc

Each of Teck and Anglo American plc has the right to terminate the Arrangement Agreement in certain circumstances, including by mutual consent. The Arrangement Agreement may also be terminated upon the occurrence of other circumstances, including but not limited to, failure to close by the Outside Date, the occurrence of an Anglo Change in Recommendation or Teck Change in Recommendation, the occurrence of a Teck Material Adverse Effect or Anglo Material Adverse Effect, and in connection with a Superior Proposal (subject, in each case, to the terms and conditions of the Arrangement Agreement). There is no certainty, nor can Teck provide any assurance, that the Arrangement Agreement will not be terminated by either Teck or Anglo American plc before the Effective Date. The Arrangement Agreement also contemplates a termination fee of $330 million payable by Teck or Anglo American plc to the other Party in certain circumstances, the result of which could have an adverse effect on the terminating Party’s financial resources. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

If the Arrangement Agreement is terminated, there can be no guarantee that the Teck Board will be able to find a party willing to agree to an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement Agreement. If the Merger is not completed for any reason, the ongoing businesses of Teck and Anglo American may be adversely affected, and without realizing any benefits of having completed the Merger, Teck and Anglo American may be subject to a number of risks, including: negative reactions from the financial markets, including negative impacts on each of Teck’s and Anglo American’s share price, reputational consequences and negative reactions from each of Teck’s and Anglo American’s customers, vendors, business partners, governmental entities, regulators, project legal communities and employees.

Receipt of an Acquisition Proposal may adversely affect the completion of the Merger

If either Party receives an Acquisition Proposal, whether or not it constitutes a Superior Proposal, the attention of Teck and Anglo American plc’s respective management and advisors may be diverted from advancing and completing the Merger. If either Party receives an Acquisition Proposal that constitutes a Superior Proposal, there is also the risk that addressing matters related to a Superior Proposal, including any related negotiations or potential related litigation, may require significant commitments of time and resources of both Parties and their respective representatives, which could otherwise be devoted to completing the Merger. As result, the occurrence of an Acquisition Proposal and/or a Superior Proposal could result in significant delays, additional costs (including financial or legal expenses), or the Merger not being completed on the terms currently contemplated, or at all.

The Exchange Ratio will not increase or decrease due to fluctuations in the relative market price of Teck Shares or Anglo Shares

Under the Arrangement Agreement, each Teck Shareholder (other than Dissenting Shareholders) will receive the Exchange Ratio of Anglo Shares or Exchangeable Shares, as applicable, for each Teck Share held. The Exchange Ratio is fixed and, subject to certain specified and limited circumstances allowing for adjustments to the Exchange Ratio under the Arrangement Agreement, will not increase or decrease due to fluctuations in the relative market price of Teck Shares or Anglo Shares. The relative market value of Teck Shares or Anglo Shares may vary significantly prior to the Effective Time in response to various factors, including those described, in the case of Teck, in the information provided under “Appendix “G” – Information Concerning Teck”, and in the case of Anglo American, in the information provided under “Appendix “H” – Information Concerning Anglo American”. Other factors that could cause the relative market value of Teck Shares or Anglo Shares to vary significantly prior to the Effective Time include, without limitation, differences between Teck’s and Anglo American plc’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in, or market perceptions of changes in, the business, operations or prospects of Teck or Anglo American plc, changes in general economic or market conditions, market perceptions of the Merger, including the likelihood of the completion of the Merger, regulatory factors, broad market fluctuations, or other factors over which neither Teck nor Anglo American plc has control.

The Anglo Shares and the Exchangeable Shares may have a market value different than expected following completion of the Merger

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Anglo Shares or Exchangeable Shares on and following the Effective Date. There can be no assurance that the market value of the Anglo Shares or Exchangeable Shares will equal or exceed the market value of the Anglo Shares held by current Anglo Shareholders after the date hereof and prior to the Effective Date. There can also be no assurance that the trading price of Anglo Shares or, if listed on the TSX, the Exchangeable Shares will not decline following the completion of the Merger. Eligible Holders are also encouraged to consider risks related to the offering and market conditions of the Exchangeable Shares. See “Risk Factors – Risks Relating to the Exchangeable Shares”.

The volatility of the relative trading price of Teck Shares prior to the Effective Date

Market assessments of the benefits of the Merger and the likelihood that the Merger will be consummated may impact the volatility of the market price of the Teck Shares prior to the consummation of the Merger.

Teck’s and Anglo American’s business relationships may be subject to disruption due to uncertainty associated with the Merger

Parties with which each of Teck and Anglo American currently does business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with Teck, Anglo American or Anglo Teck following the Merger and/or may view the Merger unfavourably. Each of Teck's and Anglo American’s business relationships may be subject to disruption as parties with which each of Teck and Anglo American does business, including customers, distributors, suppliers, vendors, landlords, joint venture partners, and other business partners, may attempt to delay or defer entering into new business relationships, may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Teck, Anglo American or Anglo Teck following the Merger. Each of Teck and Anglo American also has significant joint ventures with partners globally and these relationships with their respective joint venture partners may be adversely impacted if such partners view the Merger adversely. These disruptions in business relationships could have an adverse effect on the businesses, financial condition, results of operations or prospects of Teck, Anglo American or Anglo Teck following the Merger, including an adverse effect on each of Teck’s and Anglo American’s ability to realize the anticipated benefits of the Merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Arrangement Agreement, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of Teck and/or Anglo American.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which Teck or Anglo American plc is a party

The completion of the Merger may trigger change in control provisions in certain agreements to which Teck is a party or other provisions in certain agreements to which Teck or Anglo American is a party. If Teck or Anglo American are unable to negotiate waivers of those provisions, the applicable counterparties may exercise rights and/or remedies under the applicable agreements, including, but not limited to, potentially terminating the agreements and/or seeking monetary damages. Even if Teck or Anglo American are able to negotiate or obtain all required waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favourable to Teck or, following completion of the Merger, Anglo Teck.

The Merger may divert the attention of each of Teck’s and Anglo American’s management, and impact their ability to attract or retain key personnel

The Merger has required, and will continue to require, substantial amounts of investment, time and focus from the management teams and employees of each of Teck and Anglo American and could cause the attention of each of Teck’s and Anglo American’s management to be diverted from day-to-day and other ongoing or potential operations, projects or potential opportunities. These disruptions could be exacerbated by any delay in the completion of the Merger or termination of the Arrangement Agreement and could have an adverse effect on the current and future business, operations, results of operations, cash flows, and financial position of Teck and Anglo American, regardless of whether the Merger is completed. Because the completion of the Merger is subject to uncertainty, and as a result of the headquarters of the Anglo Teck Group moving to Canada from the United Kingdom, officers and employees of Teck and Anglo American may experience uncertainty about their future roles, which may adversely affect each of Teck’s and Anglo American’s ability to attract or retain key management and personnel in the period until the completion of the Merger or termination of the Arrangement Agreement.

The foregoing risks could also have a material and adverse effect on Anglo Teck’s ability to realize the expected cost savings, synergies and other benefits of the Merger.

Anglo Teck’s combined company portfolio will include exposure to commodities and products not previously held by Teck

Following completion of the Merger, Anglo Teck Shareholders will hold an interest in a diversified portfolio that will include commodities and products, such as premium iron ore and diamonds (unless divested prior to completion of the Merger), respectively, which were not historically produced by Teck. As a result, Former Teck Shareholders will be exposed to market dynamics and risks associated with these additional metals and minerals, which are distinct from those previously experienced by Teck on a standalone basis prior to the Merger.

Moreover, the performance of Anglo Teck may be affected by factors unique to the combined commodities and product portfolio of Anglo Teck, including regulatory developments, environmental considerations, and price volatility specific to the introduction of new commodities, as well as the particular combination of commodities under the Anglo Teck portfolio. The inclusion of these business segments could result in greater earnings volatility, company risk profile changes, or exposure to mining and minerals sectors that some Teck Shareholders may not have previously sought. In addition, the market may ascribe a different valuation to a more diversified portfolio, which could impact the trading price of the Anglo Shares following the Merger.

The termination fee amount may discourage third parties from attempting to acquire Teck

If the Merger is not completed for certain reasons, Teck may be required under the Arrangement Agreement to pay a termination fee of $330 million to Anglo American plc. Such termination fee might result in a potential third-party acquirer or other strategic transaction partner that is considering making an Acquisition Proposal in respect of Teck proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances if the Merger is terminated. In addition, such termination fee may discourage other persons from making an Acquisition Proposal in respect of Teck at all.

Teck and Anglo American are restricted from taking certain actions while the Merger is pending

Teck and Anglo American are subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which neither Teck nor Anglo American may solicit, initiate or encourage any Acquisition Proposal. The Arrangement Agreement also provides that each of Teck and Anglo American must conduct their respective businesses in the ordinary course and restricts each of Teck and Anglo American from taking certain specified actions without the consent of the other Party until the completion of the Merger. These restrictions, which Anglo American and Teck would not have otherwise been subject to but for the Merger, include, among others, limitations on reorganizations, issuing or repurchasing securities, declaring non-ordinary course dividends, making material acquisitions or dispositions, making significant changes to employee compensation or benefit plans, incurring additional indebtedness, taking any action with respect to material litigation and tax matters. See “The Arrangement Agreement – Covenants”.

Senior officers of Teck may have interests in the Merger that may be different from those of Teck Shareholders generally

Certain of the senior officers of Teck may have interests in connection with the Merger that differ from, or are in addition to, those of Teck Shareholders generally. These interests include, but are not limited to, the treatment of Teck Incentive Awards pursuant to the Plan of Arrangement, existing employment agreements that provide for certain entitlements where the senior officer is terminated by Teck without cause or resigns for “good reason” within 12 months of a “Change of Control” (as such terms are defined below under “Additional Information – Interests of Informed Persons in Material Transactions”) and, subject to the terms of the Arrangement Agreement, Teck may allocate retention awards to certain of its senior officers and other employees in connection (directly or indirectly) with the Merger and to assist with the successful operation and management of the business of Teck during the Interim Period and of Anglo Teck following the closing of the Merger. The Teck Board engaged BMO Capital Markets and Scotia Capital as independent financial advisors in respect of the Merger and was made aware of, and considered these interests, among other matters, when making its decision to approve the Arrangement Agreement and when determining the advisability of the Arrangement Resolution. Teck Shareholders are advised to consider these interests in connection with their vote on the Arrangement Resolution, including whether these interests may have influenced the recommendations or support of Teck’s directors and executive officers regarding to the Merger. See “Additional Information – Interests of Informed Persons in Material Transactions” and “Additional Information – Interest of Directors and Officers in Matters to be Acted Upon”.

The possibility for Teck or Anglo American to become the target of securities class actions, oppression claims, derivative lawsuits and other claims

Securities class actions and oppression and derivative lawsuits have been brought against public companies that have entered into business combination agreements with one another. Third parties may also attempt to bring claims against Teck or Anglo American seeking to restrain the Merger or seeking monetary compensation or other remedies, including where the Merger is not completed for any reason. Even when the lawsuits are without merit, defending against these claims can result in costs and divert management time and resources. Additionally, if an injunction prohibiting consummation of the Merger is obtained by a third party, such injunction may delay or prevent the Merger from being completed.

Teck and Anglo American will incur costs in connection with the Merger

Each of Teck and Anglo American will be responsible for certain costs related to the Merger irrespective of its outcome, including without limitation, legal, accounting, tax advisor, certain financial advisor, proxy solicitation, stock exchange and regulatory filing fees, and printing and mailing costs. Teck estimates that fees, costs and expenses of the Merger are expected to aggregate approximately $160 million on a before tax basis. See “Additional Information – Expenses”. In addition, if the Merger is not completed for certain reasons, Teck may be required to pay the Termination Fee to Anglo American plc. Taken as a whole, such costs may be significant and could have an adverse effect on Teck’s cash resources, cash flows and financial condition.

The Merger will have tax consequences for Former Teck Shareholders and the Tax consequences of the Merger may differ from anticipated treatment

The Merger may be a taxable transaction for purposes of the Tax Act and, as a result, Taxes may be required to be paid by Teck Shareholders on any income and gains that result from receipt of the Consideration under the Merger. Further, there may be certain Peruvian income tax consequences under the Peruvian Income Tax Law generally applicable to a Teck Shareholder. See “Tax Matters” for more information in this respect. There can be no assurance that the CRA, the IRS, the Peruvian tax authority or other applicable taxing authorities will agree with the interpretation of Canadian tax or U.S. federal income tax or Peruvian tax consequences of the Merger, as applicable, as set forth in this Information Circular, and Teck Shareholders are advised to consult with their own tax advisors to determine the tax consequences of the Merger applicable to their particular circumstances.

Dissent Rights

Registered Teck Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Teck Shares in cash in connection with the Merger in accordance with the CBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. Teck’s obligation to complete the Merger is conditional upon Dissent Rights not being exercised by Teck Class A Shareholders and Teck Class B Shareholders holding more than 5% of the issued and outstanding Teck Shares. Accordingly, the Merger may not be completed if Teck Class A Shareholders and Teck Class B Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding Teck Shares and Anglo American plc does not waive this condition to its obligation to complete the Merger. If Dissent Rights are exercised in respect of a significant number of Teck Shares, a substantial cash payment may be required to be made to Teck Class A Shareholders and Teck Class B Shareholders, which could have an adverse effect on post-Merger Anglo Teck’s financial condition and cash resources. See “Dissent Rights”.

Risks Relating to Anglo Teck Following Completion of the Merger

Possible failure to realize anticipated benefits of the Merger

Teck and Anglo American are proposing to complete the Merger for a variety of reasons, including to strengthen the position of each entity in the mining industry, to realize potential synergies, to become a global top five (5) copper producer and to combine the assets of both companies to realize certain benefits, including those set forth in this Information Circular under the heading “The Merger – Background to the Merger” and “The Merger - Reasons for the Merger”. Achieving the anticipated benefits of the Merger depends on the ability of Anglo Teck to effectively fund and develop post-Merger key projects, to realize the anticipated capital and operating synergies and to maximize the potential of its improved growth opportunities and anticipated capital funding opportunities. A variety of factors, including those risk factors set forth in this Information Circular and in the documents incorporated by reference herein, may adversely affect the ability of post-Merger Anglo Teck to achieve the anticipated benefits of the Merger.

The integration of Anglo Teck may not occur as planned

The Arrangement Agreement reflects the Parties’ expectations that the Merger and the Transactions contemplated by the Arrangement Agreement will result in value creation, sustained profitability, synergies, and an enhanced global capital markets footprint for Anglo Teck following completion of the Merger. Among other factors, material changes in macroeconomic, political, inflationary, regulatory or legal conditions in the markets or regions in which Teck or Anglo American operate, changes to previously announced divestment and cost saving programs from each Party’s existing businesses, or significant shifts in foreign exchange rates or interest rates, could materially adversely affect the realization of the anticipated benefits of the Merger. In particular, the synergies of the Merger have been based on certain assumptions and there can be no assurance that such assumptions will be realized.

The successful realization of the anticipated benefits of the Merger will also depend in part on whether Teck’s and Anglo American’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of Teck and Anglo American following the Merger will present challenges to management, including the integration of systems and operational inputs of Teck and Anglo American. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realize any such benefits within the assumed timeframe or at that level, or that the costs to integrate and achieve the financial benefits will not be higher than anticipated. In addition, the integration process could result in diversion of the attention of management. As a result of these factors, it is possible that certain benefits expected from the Merger may not be realized to the extent expected.

Anglo Teck may be unable to retain Teck and/or Anglo American personnel successfully after the Merger is completed

The success of the Merger will depend in part on Anglo Teck’s ability to retain the talents and dedication of key employees currently employed by each of Teck and Anglo American. It is possible that these employees may decide not to remain with Teck or Anglo American, respectively, while the Merger is pending or with Anglo Teck after the Merger and other Transactions contemplated by the Arrangement Agreement are consummated. If Teck and Anglo American are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Anglo Teck could face disruptions in its operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs.

Anglo Teck may not be able to retain business relationships, and such business relationship may seek to modify contractual obligations with Anglo Teck, either of which could have an adverse effect on Anglo Teck’s business and operations

As a result of the Merger, Anglo Teck may experience impacts on relationships with customers and suppliers that may harm Anglo Teck’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with Anglo Teck or do so on the same or similar contractual terms following the Merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with Anglo Teck, then Anglo Teck’s business and results of operations may be harmed. If Anglo Teck’s suppliers were to seek to terminate or modify an arrangement with Anglo Teck, then Anglo Teck may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

The trading volumes, currencies, and market conditions of Anglo Shares across various exchanges may be materially different

Following the Merger, Anglo Shares are expected to be listed on multiple stock exchanges, including the LSE, JSE, NYSE (to be implemented as a listing of ADRs) and TSX (including the Exchangeable Shares), in each case subject to the approval of the applicable exchange. See “The Merger – Stock Exchange Listings of Anglo Shares, Anglo Teck ADRs and Exchangeable Shares”. The trading volumes of Anglo Shares on these exchanges may differ significantly due to a variety of factors, including investor base, local market practices, and regulatory environments. In addition, Anglo Shares will be quoted and traded in different currencies depending on the exchange, such as British pounds sterling, U.S. dollars, South African rand, and Canadian dollars. Moreover, differences in the prevailing interest rates in the jurisdictions where the Anglo Shares are listed and trading can influence investor demand and the liquidity of Anglo Shares. The trading price and liquidity of Anglo Shares may therefore be affected not only by general market conditions and investor sentiment, but also by fluctuations in foreign exchange rates and interest rates across these currencies and markets, as well as by differences in trading volumes, market practices, and economic conditions across the various exchanges.

As a result, Anglo Teck Shareholders may experience differences in their ability to buy or sell shares at prevailing market prices depending on the exchange through which they choose to transact. There can be no assurance that an active and liquid market for Anglo Shares will be sustained, or develop, as applicable, following the Merger on any particular exchange.

Failure by Anglo Teck to successfully execute its business strategy and objectives may materially adversely affect its future results and market price for Anglo Shares

The ability of Anglo Teck to successfully execute its business strategy will depend on, among other things, its ability to promptly integrate and leverage the historical production and operational inputs, third party relationships, cost saving programs, and personnel of each of its predecessor companies. If Anglo Teck is unable to achieve its business strategy on a timely basis, or at all, or fails to perform in accordance with projected transaction estimates, the anticipated benefits of the Merger may not be fully realized. This could have a material adverse effect on Anglo Teck’s results of operations, financial condition and prospects, and in connection, the market value of the Anglo Shares.

Risks related to Anglo Teck’s international activities, including compliance with a variety of laws and regulatory frameworks and potential political repercussions

Anglo Teck will operate in multiple countries, including, Canada, the United Kingdom, the U.S., Chile, Peru, Brazil, South Africa, Botswana, Namibia and Australia, with the business and operations subject to complex laws and regulatory frameworks across multiple jurisdictions.

Anglo Teck will be subject to a variety of laws and regulatory frameworks relating to the environment, health and safety, taxation, foreign investment, competition, employment, labour standards, money laundering, terrorist financing and other matters in the jurisdictions in which it operates. An allegation of non-compliance with any such legislation or regulatory frameworks following the Merger against Anglo Teck by a Governmental Entity could result in severe criminal or civil sanctions, and may subject Anglo Teck to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Anglo Teck following the Merger. The compliance mechanisms and monitoring programs adopted and implemented by Anglo Teck following the Merger may not adequately prevent or detect possible violations of such applicable laws. Investigations by Governmental Entities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Anglo Teck following the Merger. In addition, regulatory frameworks are subject to change, and such changes may be unpredictable. Changes to these regulatory environments such as amendments to existing laws, new regulations, or changes in the interpretation or enforcement of regulatory requirements could impose additional costs, restrict operations, limit access to markets, or otherwise materially adversely affect Anglo Teck’s results of operations and financial condition.

The Merger may not be viewed favourably by governments in certain jurisdictions, which could disrupt business operations in countries in which Anglo Teck will operate. Uncertainty around business conditions and any lack of support from the government may lead to a lack of confidence in making investment decisions, which could influence financial performance in the future. In addition, governments and territories in which Anglo Teck will operate may require commitments or impose future conditions on its operations as a result of the Merger, which may have financial implications for any of Anglo American, Teck or Anglo Teck and/or be detrimental to ongoing operations in such territories. Furthermore, the Merger may give rise to actions by certain foreign Governmental Entities or other counterparties such as asserting rights of expropriation, nationalization, renegotiation or nullification of existing licenses, permits, leases, concessions and contracts. There can be no assurance that such actions will not occur in respect of Anglo Teck’s operations in such nations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made as of the date of this Information Circular in such regions. The occurrence of any of these events could adversely affect Anglo Teck’s business, results of operations, and its ability to realize the anticipated benefits of the Merger.

Further, following completion of the Merger, Anglo Teck’s international operations may be adversely affected by political or economic developments or social instability, which will not be within Anglo Teck’s control, including, among other things, the risks of war, terrorism, abduction, expropriation, nationalization, taxation policies, economic sanctions, fluctuating exchange rates or the renegotiation or nullification of existing concessions and contracts. The occurrence of any such events could materially adversely affect Anglo Teck’s business and results of operations as currently contemplated.

Risks related to Anglo Teck’s regulatory undertakings and long-term commitments

As part of the Merger, Anglo Teck will undertake significant long-term commitments in Canada and South Africa, including among other things, establishing its group headquarters in Canada and maintaining significant business leadership roles and operational commitments in both Canada and South Africa. While these commitments were considered by the Teck Board and Anglo Board during negotiations, they may limit Anglo Teck’s strategic flexibility and expose Anglo Teck to evolving political and regulatory risks in each jurisdiction. Future changes in government policy, local stakeholder expectations, or national priorities in either Canada or South Africa could impose new requirements or restrictions on Anglo Teck’s operations, potentially impacting profitability, flexibility, or the ability to realize the anticipated benefits of the Merger. See “The Merger – Commitments to Canada” and the documents incorporated by reference herein.

Increased foreign exchange exposure may adversely affect Teck’s earnings and the value of some of Teck’s assets

Anglo American plc’s reporting currency is the U.S. dollar, and the majority of its earnings and cash flows are denominated in U.S. dollars. The operations of Teck are in Canadian dollars, and, as a result, following the Merger, Anglo Teck’s consolidated earnings and cash flows may be impacted by movements in the exchange rates to a greater extent than Teck’s, individually, prior to the Merger. In particular, any change in the value of the currencies of the operations of Anglo Teck following the Merger could negatively impact Anglo Teck’s earnings and could negatively impact Anglo Teck’s ability to realize all of the anticipated benefits of the Merger. Any such negative impact could be material.

The market price of the Anglo Shares may be volatile and affected by factors different from those affecting Teck Shares currently, and cannot be guaranteed

The market price of the Anglo Shares may, in addition to being affected by Anglo Teck’s operational and financial results, be subject to substantial volatility related to factors outside Anglo Teck’s control. Furthermore, the market price of Anglo Shares after will be affected by factors different from those currently affecting the market price of Teck Shares currently, including those factors that could affect the market price of the Anglo Shares currently, as described in the information relating to Anglo American contained in, or incorporated by reference into, this Information Circular (including the information provided under “Appendix “H” – Information Concerning Anglo American”). These range of factors include, but are not limited to changes in the market price of commodities that Anglo Teck will sell or purchase, global economic developments and market perceptions of the mining industry, current events affecting the economic and political conditions in regions in which Anglo Teck will operate, trends in the global mining industry, changes in regulatory or government actions applicable to Anglo Teck and its operations, changes in financial estimates and recommendations by securities analysts or rating agencies, dispositions, acquisitions, or financings completed by Anglo Teck, the economics of current and future projects and operations, and the issuance of additional equity securities of Anglo Teck or the perception that such issuance may occur. As a result, there can be no assurance that continuing fluctuations in the price of Anglo Shares will not occur.

The issuance of a significant number of Anglo Shares and a resulting “market overhang” could adversely affect the market price of Anglo Shares after completion of the Merger

Following the Merger, a significant number of additional Anglo Shares will be issued and available for trading in the public market. A possible market perception that a number of Anglo Shares held by previous Teck Shareholders may be sold may adversely affect the market for, and the market price of, the Anglo Shares.

There can be no assurance that an active trading market for the Anglo Teck ADRs will develop or be sustained in the U.S.

Prior to the Merger, there will have been no public trading market for the Anglo Teck ADRs. There can be no assurance that an active trading market for the Anglo Teck ADRs will develop in the U.S. or, if it develops, will be sustained following admission and listing on the NYSE. If an active trading market does not develop or is not maintained in the U.S., the liquidity and trading price of the Anglo Teck ADRs could be adversely affected and investors may have difficulty selling their ADRs.

In addition, the market price of the Anglo Teck ADRs may not always reflect the market price of Anglo Shares on other exchanges due to factors including currency fluctuations and differential market conditions. Holders of Anglo Teck ADRs may also be subject to additional risks, including delays or limitations in exercising voting rights, receiving dividends, or participating in corporate actions, as all such rights are exercised through the depositary bank in accordance with the terms of the deposit agreement. Moreover, the NYSE listing of the Anglo Teck ADRs will be subject to Anglo Teck fulfilling all of the requirements of the NYSE, including the distribution of the Anglo Teck ADRs to a minimum number of public holders. There can be no assurance that these requirements will be met or maintained on an ongoing basis, which could further impact the liquidity and value of the Anglo Teck ADRs.

The amount of any dividends to be paid by Anglo Teck following the Merger is not guaranteed

Any future determination of dividends will be at the discretion of the Anglo Teck Board and will depend on many factors, including Anglo Teck’s operational results, financial position, capital requirements, reserves, general economic conditions and other factors. As a result, there can be no assurance that following the completion of the Merger, the dividends of Anglo Teck will be equal to, similar, or grow in line with the dividends historically paid on Teck Shares. The Anglo Teck Board will also retain the authority to amend the current dividend policy of Anglo American plc as it may deem necessary or appropriate in the future.

Risks relating to heightened regulatory scrutiny and potential restrictions on operations

It is anticipated that Anglo Teck will be one of the world’s largest metals and mineral producers. As a result of Anglo Teck’s anticipated significant presence in the global copper market and other commodity sectors, along with its broad commodity portfolio, Anglo Teck may be subject to heightened regulatory scrutiny by Governmental Entities across various jurisdictions. This heightened scrutiny could result in the imposition of increased restrictions or conditions on Anglo Teck’s business and operations, the nature and extent of which are uncertain and unpredictable at this time. Any such increased scrutiny, actions or restrictions imposed by Governmental Entities may materially impact Anglo Teck’s financial position and operating results, and could prevent Anglo Teck from realized the fully anticipated benefits of the Merger. See also the other information or documents related each of Teck and Anglo American plc included, or incorporated by reference, in this Information Circular.

Risks related to Anglo Teck’s operation in highly competitive and volatile commodity markets

Anglo Teck will operate in highly competitive global markets for copper and other metals and minerals. The prices and demand for these commodities are subject to significant volatility and are influenced by factors beyond the control of Anglo Teck, including, among others, global economic conditions, technological advancements, supply and demand dynamics, geopolitical developments, developments in the mining business generally, activism, and actions by competitors. Fluctuations in these factors along with commodity prices or increased competitive pressures may adversely affect Anglo Teck’s revenues, profitability, and future growth. There can be no assurance that Anglo Teck will be able to successfully compete in all of its expanded markets following the Merger or that future volatility in commodity prices will not have a material adverse effect on Anglo Teck’s business, financial condition, or results of operations.

Readers should also consider the risk factors specific to the mining operations and business of each of Teck and Anglo American described, in the case of Teck, in the Teck AIF and other documents incorporated by reference herein under “Appendix “G” – Information Concerning Teck”, and in the case of Anglo American, the annual report and half yearly report of Anglo American plc and other information or documents related to Anglo American contained in, or incorporated by reference into, this Information Circular (including the information provided under “Appendix “H” – Information Concerning Anglo American”), that will also affect Anglo Teck.

Teck Shareholders will have a reduced ownership and voting interest in Anglo Teck after the Merger and will exercise less influence over management

Teck Shareholders currently have the right to vote in the election of the Teck Board and on other matters affecting Teck. Upon completion of the Merger, each Teck Shareholder (other than Dissenting Shareholders) will become a shareholder of Anglo Teck or ExchangeCo as applicable, with a percentage ownership of Anglo Teck that is smaller than such shareholder’s percentage ownership of Teck prior to the consummation of the Merger. As a result, Teck Shareholders may have less influence on the management and policies of Anglo Teck than they now have on the management and policies of Teck.

The unaudited pro forma condensed combined financial statements of Anglo Teck are for illustrative purposes only and may not reflect Anglo Teck’s financial and operational condition following the Merger

The unaudited pro forma condensed combined financial statements included in this Information Circular are presented for illustrative purposes only and may not reflect Anglo Teck’s actual financial or operational results following the Merger. See “Selected Anglo Teck Pro Forma Financial Information”. The unaudited pro forma condensed combined financial statements have been derived from the respective historical financial statements of Teck and Anglo American, and adjustments, assumptions, and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions, and estimates are difficult to make with accuracy.

The actual results of operations and financial condition of Anglo Teck following the closing of the Merger may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information. Accordingly, the unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of what Anglo Teck’s actual financial condition or results of operations would have been had the Merger been completed on the date indicated. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect Anglo Teck’s results of operations or financial condition following the closing of the merger. Any potential decline in Anglo Teck’s financial condition or results of operations may cause significant variations in the price of the Anglo Shares following the closing of the Merger.

Anglo Teck may be subject to new tax risks in new operating jurisdictions

Following the Merger, Anglo Teck will have operations in various countries and be subject to a variety of complex and evolving tax laws and rates. These taxation laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in Anglo Teck’s taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to Anglo Teck. Anglo Teck may also enter new jurisdictions, where unfamiliar tax regimes may impose additional financial or operational burdens. Anglo Teck’s effective tax rate in the future could be adversely affected by changes in the geographic mix of earnings, tax treaties, tax laws, or as a result of the Merger itself.

Mineral reserves and mineral resources may not be realizable

The mineral reserves and mineral resources in respect of the properties in which Teck and Anglo American hold interests are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Actual mineral reserves may not conform to geological or other expectations, and the volume and grade of production may be below the estimated levels.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the control of Teck and Anglo American. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including copper, premium iron ore and zinc, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including copper and zinc, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting.

Market price of commodities and products

The profitability of Anglo Teck’s operations following completion of the Merger will be dependent upon the market price of commodities and products it produces. Commodity and product prices, including the price of copper, fluctuate widely and are affected by numerous factors beyond the control of Anglo Teck, such as tariffs implemented by multiple jurisdictions that may affect the markets in which Anglo Teck operates or sells its commodities or products. For example, the uncertainty of the tariffs implemented by the U.S. in respect of Canada, which has caused retaliatory tariffs from Canada on the U.S. on certain imports and exports, has caused and may cause significant fluctuations of the market price and volatility of commodities and other products produced by Anglo Teck. The level of interest rates, the rate of inflation, the world supply and liquidity of commodities and products similar to those produced by Anglo Teck and the stability of exchange and future rates can also all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of commodities and products expected to be produced by Anglo Teck, including the price of copper, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby possibly having a material adverse effect on Anglo Teck’s business, financial condition and results of operations.

The issuance of additional Anglo Shares in connection with future acquisitions or growth opportunities, any share or awards plan or otherwise may dilute all other shareholdings

Following completion of the Merger, Anglo Teck may seek to issue additional equity or convertible equity securities in connection with future acquisitions, financings, incentive plans, or other purposes. As a result, Anglo Teck Shareholders may suffer dilution in their ownership percentage in Anglo Teck, or the market price of Anglo Shares may be materially affected.

The credit rating of Anglo Teck may differ significantly from the credit ratings of Teck and Anglo American plc currently

Credit ratings serve as independent assessments of a company's creditworthiness for its issued securities. There can be no assurance that Anglo Teck’s credit rating will be equal to, or greater than the credit rating of each of Teck and Anglo American plc currently. In connection with the announcement and completion of the Merger, factors such as regulatory challenges, integration risks, and the consolidation of credit facilities and debt from the predecessor companies may materially impact Anglo Teck’s credit rating. Any adverse change in credit ratings will affect Anglo Teck’s ability to obtain short-term and long-term financing, as well as increase the cost of any such financing from time to time.

Risks relating to the businesses of Teck and Anglo American

The businesses of Teck and Anglo American are subject to significant risks set forth in, or in certain documents incorporated by reference under, “Appendix “G” – Information Concerning Teck” and “Appendix “H” – Information Concerning Anglo American”. While Teck has completed due diligence on Anglo American and its businesses, certain risks, including risks related to the operations and infrastructure, production results, and financial conditions of Anglo American, may remain undiscovered or unknown. These risks could have an adverse impact on the operations of Anglo Teck and the value of the shares of Anglo Teck following the Merger.

Risks Relating to the Exchangeable Shares

There can be no assurance that the market price of an Anglo Share and an Exchangeable Share will be equivalent

Although it is anticipated that the market price of one (1) Exchangeable Share and the market price of one (1) Anglo Share will reflect essentially equivalent values, there can be no assurance that the market price of one (1) Anglo Share will be identical, or even similar, to the market price of one (1) Exchangeable Share.

The Anglo Shares and/or Exchangeable Shares to be received by Teck Shareholders as a result of the Merger will have different rights from the Teck Shares

Teck Shareholders will acquire Anglo Shares and/or Exchangeable Shares following the completion of the Merger. The rights associated with Anglo Shares and Exchangeable Shares are different from the rights associated with Teck Shares under the CBCA and Canadian Securities Laws. See “Appendix “L” - Summary Comparison of Rights of Holders of Teck Shares, Anglo Shares and Exchangeable Shares”.

There can be no assurance that an active trading market for the Exchangeable Shares will develop or be sustained in Canada, or that the Exchangeable Shares will be listed on the TSX

Prior to the Merger, there will have been no public trading market for the Exchangeable Shares. There can be no assurance that an active trading market for the Exchangeable Shares will develop in Canada or, if it develops, will be sustained following admission and listing on the TSX. If an active trading market does not develop or is not maintained in Canada, the liquidity and trading price of the Exchangeable Shares could be adversely affected, and shareholders may have difficulty selling their Exchangeable Shares. Moreover, TSX listing of the Exchangeable Shares will be subject to ExchangeCo fulfilling all of the requirements of the TSX and the approval of the TSX, including the distribution of the Exchangeable Shares to a minimum number of public shareholders. If the Exchangeable Shares are not listed on the TSX, there will be no public trading market for the Exchangeable Shares and it is unlikely that any active trading market for Exchangeable Shares will develop.

The market price of the Exchangeable Shares may fluctuate significantly

The market price of the Exchangeable Shares may, in addition to being affected by Anglo Teck’s actual or forecasted operating results, fluctuate significantly as a result of factors beyond Anglo Teck’s control, in particular: (a) changes in securities analysts’ recommendations or estimates of earnings or financial performance of Anglo Teck, its competitors or the industry or the failure to meet expectations of securities analysts; (b) fluctuations in stock market prices and volumes, as well as general market volatility; (c) changes in laws, rules and regulations applicable to Anglo Teck, its operations and the operations in which Anglo Teck has interests, and involvement in actual or threatened litigation; and (d) general economic and political conditions, including in the regions in which Anglo Teck will operate.

Teck Shareholders who elect to receive Exchangeable Shares will experience a delay in receiving Anglo Shares from the date they request an exchange, which may affect the value of the Anglo Shares the holder receives in an exchange

Teck Shareholders who elect to receive Exchangeable Shares in the Merger and later request to receive Anglo Shares in exchange for their Exchangeable Shares may experience a delay in receiving their Anglo Shares after the applicable request is received. During such period, the market price of Anglo Shares may increase or decrease. Any such increase or decrease would affect the value of the Consideration to be received by such a holder of Exchangeable Shares upon a subsequent sale of Anglo Shares received in the exchange.

There may be a taxable event for an Eligible Holder as a result of a transaction beyond their control

An Eligible Holder who: (a) disposes of Teck Shares pursuant to the Merger and who receives, as part of the Consideration, Exchangeable Shares; and (b) validly makes a Joint Tax Election under subsection 85(1) or subsection 85(2) of the Tax Act (as applicable and as described in the section titled “Tax Matters - Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada - Exchange of Teck Shares for Exchangeable Shares – Joint Tax Election”) in respect of such shares, may obtain a full or partial tax deferral of any capital gain that may otherwise arise on the exchange of such Teck Shares. However, an Eligible Holder will be considered to have disposed of Exchangeable Shares: (i) on a redemption or retraction of such Exchangeable Shares by ExchangeCo; and (ii) on an acquisition of such Exchangeable Shares by CallCo or Anglo Teck. Although each is a taxable event, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption/retraction or an acquisition. Prior to the 15th anniversary of the Effective Date, ExchangeCo may choose to redeem Exchangeable Shares in limited circumstances, and ExchangeCo may redeem the Exchangeable Shares in any circumstances on or after the 15th anniversary of the Effective Date. In addition, an Eligible Holder (including an Eligible Holder who exercises the right to require redemption of its Exchangeable Shares by giving a retraction request) cannot control whether the Exchangeable Shares will be acquired by CallCo or Anglo Teck under the relevant call right or redeemed/retracted by ExchangeCo. Thus, an Eligible Holder may have a taxable event in a transaction beyond his or her control and, in certain circumstances, an Eligible Holder may have no control over the Canadian federal tax consequences arising from such event. See “Tax Matters - Certain Canadian Federal Income Tax Considerations” for further information.

The Exchangeable Share structure is not permanent and may be subject to an accelerated conversion to Anglo Shares

Under the Arrangement Agreement, all outstanding Exchangeable Shares will be subject to a mandatory redemption by ExchangeCo for Anglo Shares on the 15th anniversary of the Effective Date. The redemption of the Exchangeable Shares may be accelerated and could occur earlier than the 15th anniversary of the Effective Date upon the occurrence of certain events including, among other things: (a) if the number of Exchangeable Shares outstanding falls below 15% of the number of Exchangeable Shares issued on the Effective Date; (b) if Anglo Teck is subject to a takeover or merger; and (c) if there is a change in Law that makes maintaining the Exchangeable Share structure materially adverse or unnecessary. As result, holders of Exchangeable Shares may be forced to exchange their Exchangeable Shares for Anglo Shares earlier than anticipated, which could result in the loss of any option to hold a Canadian-listed security related to Anglo Teck and other potential adverse tax or liquidity consequences. There can be no assurance that the Exchangeable Share structure will remain in place for the full 15-year period, nor, regardless of whether the redemption is accelerated or occurs on the 15th anniversary of the Effective Date, assurance that the market conditions at the time of the redemption will be favourable for the Exchangeable Shares.

If the U.S. Registration Statement is not effective or a U.S. Prospectus is not available following the Merger, U.S. Holders of Exchangeable Shares will not be able to exercise retraction rights to require ExchangeCo to redeem any of their Exchangeable Shares, will not be entitled to receive Anglo Shares on a redemption or exchange of their Exchangeable Shares and may experience delays of up to 90 days in receiving the Exchangeable Share Consideration on a redemption or exchange of their Exchangeable Shares

Eligible Holders that elect to receive Exchangeable Shares may also be, or subsequently become, a U.S. Holder for U.S. securities purposes. No U.S. Holder of Exchangeable Shares may exercise its right to require ExchangeCo to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of Anglo Teck, ExchangeCo or CallCo shall be required to issue or deliver or cause to be delivered any Anglo Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder, whether pursuant to certain sections of the Exchangeable Share Provisions, the Retraction Call Right, the Redemption Call Right, the Liquidation Call Right or otherwise, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available. In accordance with the Exchangeable Share Provisions, in the event of the exercise by CallCo or Anglo Teck of the Liquidation Call Right or the Redemption Call Right or a redemption of the Exchangeable Shares instigated by ExchangeCo, any Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder shall remain outstanding until such time that the Exchangeable Share Consideration deliverable in respect of such Exchangeable Shares is delivered, provided that if Anglo Shares are not delivered to such U.S. Holder within the 90th day of the date that such Anglo Shares would have been required to be delivered to such U.S. Holder, then Anglo Teck, ExchangeCo or CallCo, as applicable, shall pay the portion of the Exchangeable Share Consideration otherwise to be settled in Anglo Shares in cash equal to the Current Market Price of the Anglo Shares in lieu of such Anglo Shares no later than the first Business Day after such 90th day. There is no assurance when, or if, the U.S. Registration Statement will be effective and/or a U.S. Prospectus will be available following the Merger and, accordingly, U.S. Holders of Exchangeable Shares may be restricted from exercising their retraction right in respect of their Exchangeable Shares, the delivery of Anglo Shares to U.S. Holders pursuant to certain sections of the Exchangeable Share Provisions, the Retraction Call Right, the Redemption Call Right, the Liquidation Call Right or otherwise may be delayed, and U.S. Holders may receive a cash payment in lieu of Anglo Shares.

DISSENT RIGHTS

For the purposes of this section entitled “Dissent Rights”, the term “Dissenting Shareholder” shall mean a Registered Teck Shareholder that has validly exercised their Dissent Rights in accordance with the dissent procedures set forth below (the “Dissent Procedures”). The following is a summary only of the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) and is qualified in its entirety by reference to the full text of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order as set out as “Appendix “K” – Section 190 of the Canada Business Corporations Act (as modified) – Dissent Rights”.

The Interim Order expressly provides Registered Teck Shareholders with the right to dissent from the Arrangement Resolution with respect to the Teck Shares held by such Teck Shareholder, pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court. Any Registered Teck Shareholder who does not vote in favour of the Arrangement Resolution and who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, will be entitled, in the event that the Merger becomes effective, to be paid by Teck the fair value of the Dissent Shares held by such Dissenting Shareholder, determined as of the close of business on the day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) before the Arrangement Resolution was adopted. Teck Shareholders are cautioned that fair value could be determined to be less than the trading price of the Teck Class A Shares or Teck Class B Subordinate Voting Shares on the TSX or the NYSE as of the close of business on the day before the Arrangement Resolution was adopted. It is a condition to completion of the Merger in favour of Anglo American plc that Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 5% of the issued and outstanding Teck Shares as of the Effective Date.

Section 190 of the CBCA provides that a dissenting shareholder may only make a claim under that section with respect to all of the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. One consequence of this provision is that only a Registered Teck Shareholder may exercise the Dissent Right in respect of Teck Shares that are registered in that Teck Shareholder’s name.

In many cases, Teck Shares beneficially owned by a Non-Registered Teck Shareholder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Teck Shareholder deals in respect of the Teck Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a depository (such as CDS) of which the Intermediary is a participant.

Accordingly, a Non-Registered Teck Shareholder will not be entitled to exercise its Dissent Right directly (unless the Teck Shares are re-registered in the Non-Registered Teck Shareholder’s name). A Non-Registered Teck Shareholder who wishes to exercise its Dissent Right should immediately contact the Intermediary with whom the Non-Registered Teck Shareholder deals in respect of its Teck Shares and either: (a) instruct the Intermediary to exercise the Dissent Right on the Non-Registered Teck Shareholder’s behalf (which, if the Teck Shares are registered in the name of CDS or other clearing agency, may require that such Teck Shares first be re-registered in the name of the Intermediary); or (b) instruct the Intermediary to re-register such Teck Shares in the name of the Non-Registered Teck Shareholder, in which case the Non-Registered Teck Shareholder would be able to exercise the Dissent Right directly.

The Dissent Procedures require that a Registered Teck Shareholder who wishes to dissent must send to Teck a written objection to the Arrangement Resolution on or before 5:00 p.m. (Pacific Time) two (2) days (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) immediately prior to the date of the Teck Meeting (a “Dissent Notice”) and must otherwise strictly comply with the Dissent Procedures described in this Information Circular. Teck’s address for such purpose is Suite 3300-550 Burrard Street, Vancouver, BC, V6C 0B3, Attention: Corporate Secretary. These Dissent Procedures are different than the statutory dissent procedures of the CBCA which would permit a Dissent Notice to be provided at or prior to the Teck Meeting. Failure to strictly comply with the Dissent Procedures will result in loss of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Teck Shareholder of the right to vote at the Teck Meeting. However, the CBCA provides, in effect, that a Registered Teck Shareholder who has submitted a Dissent Notice and who votes or instructs a proxyholder to vote in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Teck Shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and Teck will not assume, that a proxy form submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution at the Teck Meeting, or, an abstention, constitutes a Dissent Notice, but a Registered Teck Shareholder need not vote its Teck Shares against the Merger in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Teck Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Teck Shares in favour of the Arrangement Resolution and thereby causing such Registered Teck Shareholder to forfeit its Dissent Right. See “Information About Voting – How to Vote – Revoking Your Proxy”.

If Teck Shareholders adopt the Arrangement Resolution, Teck is required to send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted (the “Notice of Resolution”) within ten (10) days of adoption. Such notice is not required to be sent to any Teck Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn their Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Teck Meeting must, within 20 days after receiving the Notice of Resolution, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to Teck a Demand for Payment containing, among other things, the Dissenting Shareholders’ name and address, and the number and class of Teck Shares in respect of which such Dissenting Shareholder dissents. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Teck or the Transfer Agent, certificates representing Teck Shares in respect of which he or she dissents (the “Certificate Delivery”). Teck or the Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to complete the Certificate Delivery in the time required, has no right to make a claim under section 190 of the CBCA.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value by Teck for their Dissent Shares will be deemed to have transferred such Dissent Shares to Teck as of the effective time of the Plan of Arrangement and will be entitled to be paid the fair value of such Dissent Shares, and will not be entitled to any other payment or consideration, including any payment or consideration that would be made under the Merger, had such holders not exercised their Dissent Rights.

As at the effective time of the Plan of Arrangement, the names of such Dissenting Shareholders will be removed from the central securities register of Teck.

Teck is required, not later than seven (7) days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for its Dissent Shares in an amount considered by Teck to be the fair value of the Teck Shares (an “Offer to Pay”), for its Dissent, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Teck must pay for the Dissent Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Teck does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Teck fails to make an Offer to Pay for a Dissenting Shareholder’s shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Teck may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Teck Shares of Dissenting Shareholders. If Teck fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Teck or a Dissenting Shareholder must be made to a court in British Columbia or court having jurisdiction in the place where the Dissenting Shareholder resides if Teck carries on business in that province.

Before making any such application to a court itself or after receiving a notice that a Dissenting Shareholder has made an application to a court, Teck will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders whose shares have not been purchased by Teck will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissent Shares of all Dissenting Shareholders. Any resulting order of a court will be rendered against Teck in favour of each Dissenting Shareholder for the amount of the fair value of its Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid by Teck the fair value for their Dissent Shares, will be deemed to have participated in the Merger, as of the Effective Time, on the same basis as a non-dissenting holder of Teck Shares and shall be entitled to receive only the Anglo Consideration Shares that such Dissenting Shareholder would have received pursuant to the Merger if such Dissenting Shareholder had not exercised dissent rights and did not make a valid Exchangeable Share Election, but further provided that in no case shall Teck, Anglo, ExchangeCo, CallCo or any other person be required to recognize Teck Shareholders who exercise Dissent Rights as Teck Shareholders after the Effective Time.

Registered Teck Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Teck Shares as determined under the applicable provision of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, will be more than or equal to the value of the consideration payable under the Plan of Arrangement or the trading price of the Teck Shares on the TSX or the NYSE as of the close of business on the date before the Arrangement Resolution was adopted. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares.

The foregoing is only a summary of the dissenting shareholder provisions of the CBCA, as modified by the Plan of Arrangement and the Interim Order or any other order of the Court, which are technical and complex. A copy of section 190 of the CBCA is attached as “Appendix “K” – Section 190 of the Canada Business Corporations Act (as modified) – Dissent Rights” to this Information Circular.

It is recommended that any Registered Teck Shareholder wishing to avail himself or herself of the Dissent Right seek legal advice, as failure to strictly comply with the Dissent Procedures may prejudice their Dissent Rights.

LEGAL MATTERS

Certain legal matters relating to the Merger are to be passed upon by Stikeman Elliott LLP (as to Canadian Law), Wachtell, Lipton, Rosen & Katz (as to U.S. Law), Freshfields LLP (as to the law of England and Wales), Bowmans (as to South African Law) and Felesky Flynn LLP (as to Canadian Tax Law). As at October 31, 2025, the partners and associates (as a group) of each of Stikeman Elliott LLP, Wachtell, Lipton, Rosen & Katz, Freshfields LLP (in the UK), Bowmans and Felesky Flynn LLP owned, directly or indirectly, less than 1% of the outstanding securities of Teck.

ADDITIONAL INFORMATION

Interests of Informed Persons in Material Transactions

In considering the determinations and recommendation of the Teck Board with respect to the Merger, Teck Shareholders should be aware that certain directors and executive officers of Teck may have certain interests in connection with the Merger or may receive certain payments related to the change of control of Teck, including the treatment of their Teck Incentive Awards, that differ from, or are in addition to, the interests of Teck Shareholders generally in connection with the Merger and that may present them with actual or potential conflicts of interest in connection with the Merger. The Teck Board is aware of these interests and has considered them along with other matters described herein.

As of the Record Date, certain significant Teck Shareholders, directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 6,062,880 Teck Class A Shares and 4,738,704 Teck Class B Subordinate Voting Shares, representing approximately 79.8% of the votes of all outstanding Teck Class A Shares and 1.0% of the votes of all outstanding Teck Class B Subordinate Voting Shares on a non-diluted basis. Pursuant to the Teck Voting Support Agreements, such Teck Shareholders, directors and executive officers are supportive of the Merger, and have agreed, among other things, to vote FOR the approval of the Arrangement Resolution in respect of approximately 79.8% of the outstanding Teck Class A Shares and 0.02% of the outstanding Teck Class B Subordinate Voting Shares.

Other than the interests and benefits described below, none of the directors or executive officers of Teck, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Merger or that would materially affect the Merger.

Change of Control Benefits

The senior officers of Teck each have existing employment agreements that detail their position, duties, and compensation and benefits (including base salary, annual incentive, share units and stock options, pension, vacation, and other perquisites), as well as provisions on resignation, retirement, termination for cause, termination without cause and termination following a Change in Control (as defined below).

No incremental payments or benefits are payable to any senior officer upon a Change of Control unless the senior officer is terminated by Teck without cause or resigns for good reason within 12 months of a Change of Control. For this purpose, “good reason” shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation, including any requirement that the executive work greater than 50 kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of Teck’s business, or any adverse change in the reporting relationship of the executive, other than a change in the identity of the person or persons to whom the executive reports.

A “Change in Control” is defined for these purposes as:

•	the acquisition by any person or group of persons acting jointly or in concert, other than Keevil HoldCo and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (a) 25% of the votes attached to all voting securities of Teck; and (b) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” cease to constitute at least a majority of the Teck Board;

•	an amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;

•	any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of Teck;

•	the sale of all or substantially all of Teck’s assets; or

•	a determination by the Teck Board that a Change in Control has occurred for purposes of the relevant agreement.

The following table summarizes material terms and conditions that apply in the event of a separation event:

Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause[1]
Salary	Payments cease	Payments cease	Payments cease	2x current salary	2x current salary
Annual Incentive Bonus	None	None	Pro-rated for year of separation	2x preceding year’s annual incentive award	2x preceding year’s annual incentive award
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.[2] Vested options have a maximum remaining term of 3 years for early retirement and 5 years for normal retirement	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term
Share Units	Teck PSUs and unvested Teck DSUs/Teck PDSUs are forfeited Vested Teck DSUs/Teck PDSUs are redeemed by December 15 of the following year	All share units are forfeited	Unvested share units are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule.[3]
Vested Teck DSUs/Teck PDSUs are redeemed by December 15 of the following year	Unvested Teck PSUs and Teck PDSUs are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule
				Vested Teck PDSUs/Teck DSUs are redeemed by December 15 of the following year	All share units immediately vest and are payable, with vesting of performance units determined by the Compensation Committee based on performance metrics during abridged performance period
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage ceases	Coverage ceases

Notes

(1)	Includes treatment in the event of resignation for good reason, as defined above.
(2)	Unvested options awarded in the 12-month period prior to retirement are forfeited.
(3)	Teck’s Compensation Committee has discretion to allow continued vesting of previously granted share units upon retirement, in accordance with the terms of the Teck PSU Plan, the Teck PDSU Plan and the Teck RSU Plan.

For an executive to receive payments following a termination without cause, the executive must:

•	not use knowledge or experience gained as a Teck employee in any manner that would be detrimental to business interests of Teck or its affiliates;

•	not directly or indirectly recruit or solicit any Teck employee for a period of 12 months following termination;

•	keep non-public information concerning the business of Teck and its affiliates, including information related to business opportunities, in strictest confidence;

•	comply with Teck’s Employee Technology and Confidentiality Agreement and Teck’s Code of Ethics; and

•	upon termination, return all Teck assets, including any documents, recordings or other format on which information belonging to Teck is stored.

These obligations do not apply if the executive is terminated by Teck within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.

For further information regarding the payments and benefits payable to certain named executive officers of Teck, see the section entitled “Termination and Change in Control Benefits” in Teck’s management proxy circular dated March 3, 2025, which is incorporated by reference in this Information Circular.

Teck Incentive Awards

Teck Options, Teck PDSUs, Teck PSUs, Teck RSUs and Teck DSUs will be adjusted in accordance with their terms and the Plan of Arrangement to reflect the effect of the Merger on such Teck Incentive Awards. The adjustments contemplated are generally expected to constitute a continuation, assumption, conversion and/or replacement of such awards for the purposes of and in accordance with the applicable Teck Incentive Plan and the Merger itself will generally not result in an accelerated payment or vesting under such plans unless a holder of awards under such a plan is terminated without cause or resigns with good reason, as discussed above under “Additional Information – Interests of Informed Persons in Material Transactions – Change of Control Benefits”. See “The Merger – Treatment of Teck Incentive Awards” for further details of the adjustments to the Teck Incentive Awards pursuant to the Plan of Arrangement.

Retention Program

Subject to the terms of the Arrangement Agreement, Teck may allocate retention awards to certain of its senior officers and other employees in connection (directly or indirectly) with the Merger and to assist with the successful operation and management of the business of Teck during the Interim Period and of Anglo Teck following the closing of the Merger. As of the date of this Information Circular, Teck has not allocated any such retention awards.

Interest of Directors and Officers in Matters to be Acted Upon

To the knowledge of Teck, other than as disclosed elsewhere in this Information Circular and other than as a result of any direct or indirect ownership of Teck Shares, as at October 31, 2025, no person who has been a director or officer of Teck at any time since the commencement of Teck’s last financial year, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Teck Meeting. Upon completion of the Merger, certain of Teck’s executive officers are expected to become employees or directors of Anglo Teck and the long term incentive plan awards held by Teck’s officers and directors are expected to be adjusted. See “Appendix “I” – Information Concerning Anglo Teck”.

Expenses

The estimated fees, costs and expenses of the Merger for Teck are expected to aggregate approximately $160 million on a before-tax basis. The estimate includes, without limitation, financial advisors’ fees and accounting fees, tax advisor fees, printing and mailing costs, proxy solicitation fees, stock exchange and regulatory filing fees.

Auditor

The auditors of Teck are PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, V6C 3S7.

Availability of Documents

To request a copy of our core disclosure documents free of charge, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, BC V6C 0B3. These documents can be viewed on our website at www.teck.com/reports. Additional information about Teck is available under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Financial information is provided in Teck’s annual financial statements and the management’s discussion and analysis for our most recently completed financial year. Additional disclosure regarding Teck’s Audit Committee, including the full text of the Audit Committee Charter, can be found in our Annual Information Form for the year ended December 31, 2024. Teck also files its Annual Report with the United States Securities and Exchange Commission under Form 40-F. This document can be viewed on EDGAR at www.sec.gov.

Exemptive Relief

In connection with the filing of this Information Circular, Teck has been granted by the applicable Canadian securities regulators exemptive relief from certain requirements under Canadian Securities Laws requiring that: (a) the comparative interim financial report of Anglo American plc for the nine-month period ended September 30, 2025; and (b) a statement of comprehensive income for the three-month period ending June 30, 2025 and comparative financial information for the corresponding period in the immediately preceding financial year, be included in this Information Circular.

Insurance

Our by-laws provide for indemnification of current and former directors and officers against costs related to any action or proceeding to which they are made a party because of their position as a director or officer of Teck, subject to the limitations in the CBCA. Teck has purchased insurance policies against liability incurred by directors or officers in the performance of their duties, for the benefit of Teck and such directors and officers. In December 2024 for coverage through 2025, Teck paid premiums of approximately $2.4 million for $200 million coverage for directors and officers and $175 million for Teck, with no deductible for directors’ and officers’ coverage and a $2.5 million deductible for Teck’s coverage. No claims have been made to date.

Furthermore, the Arrangement Agreement provides that, prior to the Effective Date, Teck shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Teck and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also provides that Anglo American plc shall, or shall cause Teck and its Subsidiaries, to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

Pursuant to the Arrangement Agreement, Anglo Teck agreed that from and after the Effective Date, to the fullest extent permitted by applicable Law, it will cause Teck and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Teck and its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

Board of Directors’ Approval

The contents and sending of this Information Circular have been approved by the directors of Teck Resources Limited.

(Signed) “Amanda Robinson”
Amanda Robinson
Vice President, Legal and Corporate Secretary Vancouver, British Columbia November 3, 2025

GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this Information Circular. Certain of the terms are subject to change at any time prior to the Effective Date, as applicable, in accordance with the terms of the Plan of Arrangement, Arrangement Agreement or other document or agreement described in this Information Circular, as the case may be.

“Acquisition Proposal” means, in relation to a Party, other than (x) the Transactions, (y) certain divestment transactions contemplated by Anglo American plc, as applicable, or (z) any transaction involving only a Party and/or one or more of its wholly owned Subsidiaries, any offer or proposal (written or oral) from any Person or group of Persons (other than the other Party or any affiliate or joint actor of the other Party), relating to, in each case whether in a single transaction or a series of related transactions: (a) any direct or indirect acquisition, purchase, sale or disposition (or any lease, offtake, throughput, long-term supply agreement or other arrangement having the same economic effect as an acquisition, purchase, sale or disposition) of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of that Party and its Subsidiaries, taken as a whole; or (ii) 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole (in the case of (i) or (ii), determined based upon the most recently publicly available consolidated financial statements of the applicable Party); (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; (c) any plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding-up or other similar transaction or series of transactions involving that Party and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party or any of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of the applicable Party); or (d) if that Party is Anglo American plc, any other form of offer (as defined in the City Code) relating to Anglo American plc;

“Adjusted Teck DSUs” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Adjusted Teck PDSUs” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Adjusted Teck PSUs” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Adjusted Teck RSUs” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Adjustment Factor” means 1.6596;

“ADRs” means American Depositary Receipts;

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person;

“Ancillary Rights” means the rights of the Trustee on behalf of the holders of Exchangeable Shares under the Voting and Exchange Trust Agreement, including the Voting Rights;

“Anglo Allotment Resolution” means the ordinary resolution of the Anglo Shareholders to authorize the allotment by the Anglo Board of the Anglo Closing Shares to be considered and voted on at the Anglo Meeting substantially in the form appended to the Arrangement Agreement;

“Anglo American” means Anglo American plc and its affiliates;

“Anglo American plc” means Anglo American plc;

“Anglo Articles” means the articles of association of Anglo American plc, as amended from time to time;

“Anglo Board” means the board of directors of Anglo American plc as the same is constituted from time to time;

“Anglo Board Recommendation” means the unanimous determination of the Anglo Board, that the Anglo Resolutions proposed at the Anglo Meeting are in the best interests of Anglo American plc and Anglo Shareholders, as a whole, and the unanimous recommendation of the Anglo Board to Anglo Shareholders that they vote in favour of the Anglo Resolutions;

“Anglo Change in Recommendation” means the occurrence of any of the following prior to the Anglo Shareholder Approval having been obtained: the Anglo Board (a) withdraws, amends, modifies or qualifies, or publicly proposes or states its intention to withdraw, amend, modify or qualify, the Anglo Board Recommendation in an adverse manner to Teck; (b) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or in the event the Anglo Meeting is scheduled to occur within five (5) Business Days, beyond the third (3rd) Business Day prior to the date of the Anglo Meeting); (c) fails to include the Anglo Board Recommendation in the shareholder circular and notice of general meeting of Anglo American plc in connection with the Anglo Meeting concerning the Merger or publicly reaffirm (without qualification) the Anglo Board Recommendation within five (5) Business Days after having been requested in writing by Teck to do so (or in the event the Anglo Meeting is scheduled to occur within five (5) Business Days of such request, prior to the third (3rd) Business Day prior to the date of the Anglo Meeting); or (d) passes a resolution to take any of the foregoing actions in (a) through (c) above;

“Anglo Charitable Trust Shares” means the 98,906,534 Anglo Shares held collectively by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited;

“Anglo Circular” means the circular to Anglo Shareholders relating to the Merger published by Anglo American plc on the same date as this Information Circular, and the accompanying notice of the Anglo Meeting;

“Anglo Closing Shares” means, collectively, the Anglo Consideration Shares and the HoldCo Anglo Shares to be allotted and issued by Anglo American plc pursuant to the Plan of Arrangement;

“Anglo Consideration Shares” has the meaning given to it in the definition of Consideration below;

“Anglo Incentive Plans” means, collectively, the Anglo Bonus Share Plan 2020, the Anglo Long-Term Incentive Plan 2020, the Anglo Trader Incentive Plan, the Anglo MyShare Plan, the Anglo Share Incentive Plan, the Anglo Non-cyclical Award Plan 2014, the Anglo Non-cyclic Award Plan 2024, the Anglo Sharesave Plan, and the Anglo Share Ownership Plan 2022;

“Anglo Indebtedness” means any indebtedness for borrowed money of Anglo American plc and its Subsidiaries on a consolidated basis, including any credit facilities or liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; provided that, Anglo Indebtedness shall not include any indebtedness solely among Anglo American plc and its wholly-owned Subsidiaries or any indebtedness owing pursuant to shareholder loans or other advances made by securityholders of any non-wholly-owned Subsidiary or joint venture of Anglo American plc (including the Anglo American plc’s Key Joint Ventures);

“Anglo Long-Term Incentive Plan” means the Anglo American plc Long-Term Incentive Plan 2020;

“Anglo Long-Term Incentive Plan Resolution” means the ordinary resolution of the Anglo Shareholders to authorize an amendment to the awards granted to the executive directors of Anglo American plc in 2024 and 2025, and payments pursuant to such amendment, under the Anglo American plc Long-Term Incentive Plan to facilitate Anglo American plc’s retention and incentivization requirements arising in the period prior to the Effective Date, to be considered and voted on at the Anglo Meeting;

“Anglo Material Adverse Effect” has the meaning ascribed thereto in the Arrangement Agreement;

“Anglo Material Contract” means a Material Contract of Anglo American plc;

“Anglo Meeting” means the general meeting of Anglo Shareholders, including any adjournment or postponement thereof, to be convened to consider the Anglo Allotment Resolution, the Anglo Long-Term Incentive Plan Resolution and the Anglo Name Change Resolution;

“Anglo Name Change Resolution” means the special resolution of the Anglo Shareholders to change the name of Anglo American plc to “Anglo Teck plc” at the Effective Time, substantially in the form provided for in Part B of Schedule C to the Arrangement Agreement;

“Anglo Permitted Dividend” means all dividends in respect of the Anglo Shares declared in the ordinary course and in line with Anglo American plc’s dividend policy as of the date of the Arrangement Agreement (including in respect of the frequency and calculation of amounts distributable), with a record date after the date of the Arrangement Agreement but on or prior to the Effective Date (notwithstanding that such dividends may be paid after the Effective Date to the Anglo Shareholders as at such record date), subject to, with respect to any fiscal period of Anglo American plc (including the fiscal period containing the date of the Arrangement Agreement), a maximum amount of such dividends not to exceed the amount (on a per share or aggregate basis) contemplated by such dividend policy for such fiscal period, in each case, calculated on the basis that each such Anglo Permitted Dividend is converted into USD at the applicable Exchange Rate on such Anglo Permitted Dividend’s declaration date. For greater certainty, the Anglo Special Dividend is not an Anglo Permitted Dividend;

“Anglo Resolutions” means, together, the Anglo Allotment Resolution, the Anglo Long-Term Incentive Plan Resolution and the Anglo Name Change Resolution, in each case to be considered and voted on at the Anglo Meeting;

“Anglo Shareholder Approval” means the approval of the Anglo Allotment Resolution by more than 50% of the votes cast at the Anglo Meeting by the Anglo Shareholders present in person or represented by proxy and entitled to vote at the Anglo Meeting;

“Anglo Shareholders” means the holders of Anglo Shares from time to time;

“Anglo Shares” means: (a) prior to the completion of the Merger, the ordinary shares of Anglo American plc; and (b) following the completion of the Merger, the ordinary shares of Anglo Teck plc, as the context dictates;

“Anglo Special Dividend” means the special dividend declared by Anglo American plc to its shareholders in an aggregate amount up to the amount necessary to ensure that the net dividend payable to holders of Anglo Shares other than the Anglo Charitable Trust Shares equals the Anglo Special Dividend Amount;

“Anglo Special Dividend Amount” means $4.5 billion, plus the Anglo Special Dividend Balancing Amount (which, for the avoidance of doubt may result in a subtraction if the Anglo Special Dividend Balancing Amount is negative, provided that the Anglo Special Dividend Amount shall never be less than zero);

“Anglo Special Dividend Balancing Amount” means an amount (which may be positive or negative) equal to: (a) the Teck Adjusted Dividend Amount; minus (b) the aggregate amount of all Anglo Permitted Dividends (with each such Anglo Permitted Dividend converted into United States dollars at all applicable Exchange Rate on such Anglo Permitted Dividend’s declaration date);

“Anglo Supporting Shareholders” means, collectively, each Anglo Shareholder that is a party to an Anglo Voting Support Agreement;

“Anglo Teck” means Anglo American plc, as enlarged by the completion of the Merger, following the Effective Time;

“Anglo Teck ADRs” means the ADRs representing Anglo Shares;

“Anglo Teck Board” means the board of directors of Anglo Teck as the same is constituted from time to time, from and after the Effective Time;

“Anglo Teck Consent” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements –Voting and Exchange Trust Agreement – Voting Rights”;

“Anglo Teck Distribution” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement”;

“Anglo Teck Dividend Declaration Date” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Dividends and Other Distributions”;

“Anglo Teck Group” means, collectively, Anglo Teck and its Subsidiaries from time to time, from and after the Effective Time;

“Anglo Teck Meeting” has the meaning ascribed thereto in Description of Exchangeable Shares and Related Agreements – Voting and Exchange Trust Agreement – Voting Rights”;

“Anglo Teck Shareholders” means holders of Anglo Shares following completion of the Merger;

“Anglo Termination Payment” has the meaning ascribed thereto in the Arrangement Agreement;

“Anglo Voting Support Agreements” means the voting and support agreements dated September 9, 2025 between Teck, on the one hand, and each of the Anglo Supporting Shareholders, on the other hand;

“Ardea” has the meaning ascribed thereto in “The Merger – Background to the Merger”;

“Arrangement Agreement” means the arrangement agreement between Teck and Anglo American plc dated September 9, 2025, as it may be modified, supplemented or amended from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Teck Shareholders approving the Merger in the form of Appendix “A” hereto;

“Articles of Arrangement” means the articles of arrangement of Teck in respect of the Merger required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to Teck and Anglo American plc, each acting reasonably;

“Beneficiaries” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Voting and Exchange Trust Agreement”;

“Benefit Plan” means any plan, Contract, program, policy, practice or undertaking, whether written or oral, funded or unfunded, insured or uninsured, registered or unregistered, that provides any employee benefit, fringe benefit, supplemental unemployment benefit, bonus, commission, incentive, profit sharing, deferred compensation, severance, change of control, retention, termination, vacation and vacation pay, pension, supplemental pension, retirement, savings, health, welfare, wellness, medical, dental, vision, disability, hospitalization, life or accident insurance, loan and any similar plans, Contracts, programs, policies, practices, undertakings; excluding (a) statutory benefit plans pursuant to which Teck or any of the Subsidiaries of Teck, or Anglo American plc or any of the Subsidiaries of Anglo American plc, as applicable, are required to make contributions or remittances in accordance with applicable Laws and that are administered by any Governmental Entity, including any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance Laws and (b) equity or security-based compensation arrangements (including, as applicable, the Anglo Incentive Plans and the Teck Incentive Plans).

“BMO” means Bank of Montreal;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“BMO Capital Markets Engagement Letter” has the meaning ascribed thereto in “Merger Fairness Opinions – BMO Capital Markets Fairness Opinion”;

“BMO Capital Markets Fairness Opinion” means the opinion of BMO Capital Markets dated September 8, 2025, attached to this Information Circular as Appendix “C”;

“BMO Capital Markets Interested Parties” has the meaning ascribed thereto in “Merger Fairness Opinions – BMO Capital Markets Fairness Opinion”;

“BNS” means Bank of Nova Scotia;

“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator on behalf of ExchangeCo in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Burdensome Condition” has the meaning ascribed thereto in the Arrangement Agreement, which includes, among other specified matters, any action (taken or refrained from being taken), restriction, condition, limitation or requirement that, individually or together with all other such actions (taken or refrained from being taken), restrictions, conditions, limitations or requirements, would or would reasonably be expected to individually or in the aggregate be material and adverse to the long-term business, properties, financial condition or prospects (including the aggregate anticipated value of synergies) of the Anglo Teck Group, taken as a whole, result in violation of applicable Law or, in respect of ICA Approval only, with respect to economic and financial matters, be materially more burdensome in the aggregate to the Anglo Teck Group than specified agreed commitments considered in the aggregate, or with respect to management, governance, board composition and regulatory matters, be a material change or material addition to specified agreed commitments considered in the aggregate;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in: Vancouver, British Columbia, Canada; London, England, United Kingdom; New York, New York, United States; or Johannesburg, South Africa;

“CallCo” means a subsidiary of Anglo American plc to be incorporated under the Laws of Canada in accordance with the Arrangement Agreement and as referred to therein;

“CallCo Shares” means common shares in the capital of CallCo;

“Canadian Dollar Equivalent” means, at any date, in respect of any Foreign Currency Amount as of such date, the product obtained by multiplying: (a) the Foreign Currency Amount; by (b) the daily exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such daily exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the ExchangeCo Board to be appropriate for such purpose;

“Canadian Tax Counsel” has the meaning ascribed thereto in “Tax Matters – Certain Canadian Federal Income Tax Considerations”;

“CBCA” means the Canada Business Corporations Act;

“CDS” means the Canadian Depositary for Securities;

“Certificate Delivery” has the meaning ascribed thereto in “Dissenting Right”;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” means an Anglo Change in Recommendation or a Teck Change in Recommendation, as the context requires;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Standards” means the NI 43-101 and the CIM definitions and classification system;

“City Code” means the UK City Code on Takeovers and Mergers;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Collective Agreement” means collective agreements and related Contracts and documents with labor unions, labor organizations, works councils, bargaining agents, employee associations or any other employee representative body, including all addenda, wage scale listings, benefit agreements, letters of understanding, letters of intent and other written communications that govern terms and conditions of employment with any employees to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound as at the date of the Arrangement Agreement.

“Confidentiality and Standstill Agreement” means the mutual confidentiality and standstill agreement between Anglo American plc and Teck dated July 14, 2025;

“Consideration” means the consideration to be received by the Teck Shareholders pursuant to the Plan of Arrangement as consideration for their Teck Shares, consisting of: (a) in the case of each Exchangeable Elected Share, the Exchange Ratio of an Exchangeable Share per Exchangeable Elected Share (collectively, the “Exchangeable Consideration Shares”); and (b) in the case of each other Teck Share, the Exchange Ratio of an Anglo Share per Teck Share (collectively, the “Anglo Consideration Shares”);

“Consideration Shares” means, collectively, the Anglo Consideration Shares and the Exchangeable Consideration Shares;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which Anglo American plc, Teck or any of their respective Subsidiaries is a party, or by which it or any of their respective Subsidiaries is bound or affected, or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“CSA” means the Canadian Securities Administrators;

“Current Market Price” means in respect of an Anglo Share on any date, the average closing price of an Anglo Share on the TSX during the period of 20 consecutive trading days ending on the third trading day immediately before such date (or if the Anglo Shares trade on the TSX in a currency other than Canadian dollars, the Canadian Dollar Equivalent thereof) or, if the Anglo Shares are not then listed on the TSX, then the Canadian Dollar Equivalent of the average closing price of an Anglo Share on any of the other Stock Exchanges or any such other stock exchange or automated quotation system on which the Anglo Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Anglo Shares during such period does not reflect the fair market value of an Anglo Share, then the Current Market Price of an Anglo Share shall be determined by the Board of Directors, acting in good faith and based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate; and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error;

“DCF” has the meanings ascribed thereto in “Tax Matters – Certain Peruvian Income Tax Considerations”;

“Demand for Payment” means a demand for payment sent to Teck by a Dissenting Shareholder;

“Depositary” means Computershare Investor Services Inc. or such other Person as Teck may appoint to act as depositary in connection with the Merger, with the approval of Anglo American plc, acting reasonably;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Notice” has the meaning ascribed thereto in “Dissent Rights”;

“Dissent Procedures” has the meaning ascribed thereto in “Dissent Rights”;

“Dissent Rights” means the rights of dissent in respect of the Merger described in the Plan of Arrangement;

“Dissent Shares” means Teck Shares held by Dissenting Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time;

“Dissenting Shareholders” means a Registered Teck Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of such Teck Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such Registered Teck Shareholder;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Merger;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Election Deadline” means the date and time determined in accordance with the Plan of Arrangement and to be specified in a news release issued by Teck prior to the Effective Date of the Merger, which news release shall provide at least two (2) Business Days’ advance notice of the Election Deadline, subject to any extension thereof in accordance with the Plan of Arrangement and, in which case, as specified in a news release issued by Teck with at least one (1) Business Day advance notice of the new Election Deadline;

“Eligible Holder” means a Teck Shareholder that is: (a) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (b) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act;

“Eligible Shares” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada – Exchange of Teck Shares – Exchange of Teck Shares for Exchangeable Shares – Joint Tax Election”;

“Equivalent Distribution” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement”;

“Equivalent Share Subdivision” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement”;

“EUWA” means the European Union (Withdrawal) Act 2018 and the delegated acts, implementing acts, technical standards and guidelines thereunder;

“Exempt Exchangeable Share Voting Event” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”;

“Exchange Ratio” means 1.3301, as such Exchange Ratio may be adjusted pursuant to the terms of the Arrangement Agreement;

“Exchange Right” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Voting and Exchange Trust Agreement – ExchangeCo Insolvency Event – Exchange Right”;

“Exchangeable Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”;

“Exchangeable Elected Shareholder” means, solely in respect of an Eligible Holder’s Exchangeable Elected Shares, each Eligible Holder who has validly made an Exchangeable Share Election;

“Exchangeable Elected Share” means each Teck Share in respect of which an Eligible Holder shall have validly made an Exchangeable Share Election to receive Exchangeable Consideration Shares in accordance with the Plan of Arrangement and the Letter of Transmittal and Election Form;

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of ExchangeCo in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to the Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement: (a) the Current Market Price of one (1) Anglo Share deliverable in connection with such action; plus (b) an amount in cash equal to all declared, payable and unpaid cash dividends or other distributions or returns of capital deliverable in connection with such action; plus (c) any other type of property (other than cash) constituting any declared and payable non-cash dividends or distributions or returns of capital deliverable in connection with such action; provided that: (i) the part of the consideration which represents (a) above shall in all cases be fully paid and satisfied only by the delivery of one (1) Anglo Teck Share, such share to be duly and validly issued, fully paid and free of pre-emptive rights, except that in the event that Anglo Teck, ExchangeCo or CallCo are required to transfer or deliver Anglo Shares to the holder of any Exchangeable Shares registered to or beneficially held by a U.S. holder, such consideration may be paid in cash to U.S. holders in lieu of Anglo Shares in the sole discretion of Anglo Teck, ExchangeCo or CallCo, provided that if Anglo Shares are not delivered within the 90th day of the date that such Anglo Shares would have been required to be delivered if such holder was a non-U.S. holder, then Anglo Teck, ExchangeCo or CallCo, as applicable, shall make the payment in (i) to such U.S. holder of Exchangeable Shares in cash in lieu of Anglo Share no later than the first Business Day after such 90th day; (ii) the part of the consideration which represents (c) above shall in all cases be fully paid and satisfied only by delivery of such non-cash items; (iii) in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (iv) in each case, any such consideration shall be paid without interest and less any tax required to be deducted or withheld therefrom;

“Exchangeable Share Election” has the meaning ascribed thereto in the Plan of Arrangement;

“Exchangeable Share Price” means, at any time, for each Exchangeable Share, an amount equal to the aggregate of: (a) the Current Market Price of one (1) Anglo Share at such time; (b) the full amount of all cash dividends or other distribution or return of capital declared, payable and unpaid, at such time, on such Exchangeable Share; (c) the full amount of all non-cash dividends or other distribution or return of capital declared, payable and unpaid, at such time, on such Exchangeable Share; and (d) the full amount, if any, of any dividend or other distribution or return of capital declared and payable or paid in respect of each Anglo Share where, notwithstanding the Exchangeable Share Support Agreement, the same or an equivalent amount has not, at such time, been declared or paid on such Exchangeable Share in accordance with the Exchangeable Share Provisions;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions will be substantially in the form attached as Annex A to the Plan of Arrangement forming Appendix “B” of this Information Circular;

“Exchangeable Share Support Agreement” means the exchangeable share support agreement among Anglo, ExchangeCo and CallCo, in the form agreed to by Anglo American plc and Teck pursuant to the Arrangement Agreement to be entered into in connection with and pursuant to the Plan of Arrangement, which will be substantially in the form attached as Appendix “N” of this Information Circular;

“Exchangeable Share Voting Event” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”;

“Exchangeable Shareholders” means holders of Exchangeable Shares;

“Exchangeable Shares” means the redeemable preferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

“ExchangeCo” means 17417381 Canada Inc., a subsidiary of Anglo American plc incorporated under the Laws of Canada in accordance with the Arrangement Agreement and as referred to therein;

“ExchangeCo Board” means the board of directors of ExchangeCo;

“ExchangeCo Deferred Share Provisions” means the rights, privileges, restrictions and conditions attaching to the ExchangeCo Deferred Shares, which rights, privileges, restrictions and conditions will be substantially in the form attached as Annex B to the Plan of Arrangement forming Appendix “B” of this Information Circular;

“ExchangeCo Deferred Shares” means the deferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the ExchangeCo Deferred Share Provisions;

“ExchangeCo Shares” means the common shares in the capital of ExchangeCo;

“EVR” has the meaning ascribed thereto in “The Merger – Background to the Merger”;

“Fair Market Value” for purposes of the Plan of Arrangement, means, on a particular date, the volume weighted average trading price of the Anglo Shares as reported on the TSX over the prior 20 consecutive trading days and, if the Anglo Shares are not listed on the TSX, “Fair Market Value” shall be the value established in accordance with the applicable Teck Incentive Plan as the appropriate measure in place of such weighted average price;

“Fair Market Value Test” has the meaning ascribed thereto in “Tax Matters – Certain Peruvian Income Tax Considerations”;

“FCA” means the United Kingdom Financial Conduct Authority;

“FCA Handbook” means the FCA’s Handbook of Rules and Guidance;

“FHSAs” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada - Eligibility for Investment”;

“Filing Date” has the meaning ascribed thereto in the Teck PDSU Plan (in respect of Teck PDSUs), in the Teck DSU Plan (in respect of Teck DSUs) and the Teck PSU Plan (in respect of Teck PSUs);

“Final Order” means the order of the Court approving the Merger in the form acceptable to Teck and Anglo American plc, each acting reasonably, as such order may be amended by the Court (with prior written consent of both Anglo American plc and Teck, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Anglo American plc and Teck, each acting reasonably) on appeal;

“final proscription date” means the date that is three (3) years after the Effective Date;

“Foreign Account Tax Compliance Act” means the Foreign Account Tax Compliance Act and the rules, regulations, orders and published policies made thereunder;

“Foreign Currency Amount” means any amount expressed in a currency other than Canadian dollars;

“Former Anglo Shareholders” means the Anglo Shareholders immediately prior to the Effective Time;

“Former Teck Shareholders” means the Teck Shareholders immediately prior to the Effective Time;

“Fractional Consideration Share Entitlement” has the meaning ascribed thereto in “Election and Exchange Mechanics and Letter of Transmittal and Election Form – No Fractional Shares and Rounding of Cash Consideration”;

“Fraud” means fraud that is committed with actual knowledge of falsity and with the intent to deceive or mislead another;

“GAAP” means generally accepted accounting principles;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax Authority, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and JSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“HMRC” has the meaning given in “Tax Matters – Certain UK Tax Considerations”;

“HoldCo” means a corporation to be formed under the laws of the Isle of Jersey in accordance with the Arrangement Agreement and as referred to therein;

“HoldCo Anglo Shares” means the Anglo Shares to be allotted and issued by Anglo American plc to HoldCo as the beneficial holder on the Effective Date pursuant to the Plan of Arrangement on the basis of one (1) Anglo Share for each whole Exchangeable Share issued pursuant to the Plan of Arrangement and, when used in connection with the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement, the Support Agreement and/or the HoldCo Waiver, HoldCo Anglo Shares includes the Anglo Shares issued, or to be issued from time to time, to HoldCo as beneficial holder pursuant to the Voting and Exchange Trust Agreement and the Support Agreement;

“HoldCo Waiver” means the deed to be executed by HoldCo and delivered to Anglo Teck in connection with the completion of the Merger under which HoldCo will irrevocably and unconditionally waive its entitlement to any dividend, other distribution or other return of capital (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in Anglo Shares (including any bonus issuance of Anglo Shares) which Anglo Teck and HoldCo agree, acting reasonably, is necessary or desirable to preserve economic and/or voting equivalence between the Anglo Shares beneficially owned by HoldCo and the Exchangeable Shares) on or in respect of Anglo Shares that are beneficially owned by HoldCo from time to time;

“ICA Approval” means the obligations related to the Investment Canada Act approval required under the Arrangement Agreement;

“IFRS” means (a) in the case of Anglo American plc, UK-adopted international accounting standards as applied in accordance with the provisions of the UK Companies Act 2006; and (b) in the case of Teck, IFRS Accounting Standards as issued by the International Accounting Standards Board, in effect from time to time;

“IFRS Accounting Standards” means IFRS Accounting Standards as issued by the International Accounting Standards Board;

“Information Circular” means this management information circular;

“Innisfree” means Innisfree M&A Incorporated, Teck’s U.S. proxy solicitation agent;

“Insolvency Event” means: (a) the institution by ExchangeCo of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of ExchangeCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it; (b) the filing by ExchangeCo of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by ExchangeCo to contest in good faith any such proceedings commenced in respect of ExchangeCo within 30 days of becoming aware thereof, or the consent by ExchangeCo to the filing of any such petition or to the appointment of a receiver, (c) the making by ExchangeCo of a general assignment for the benefit of creditors, or the admission in writing by ExchangeCo of its inability to pay its debts generally as they become due; or (d) ExchangeCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to the Exchangeable Share Provisions specified in a retraction request delivered to ExchangeCo in accordance with the Exchangeable Share Provisions;

“Interim Order” means an order of the Court, in a form acceptable to Anglo American plc and Teck, each acting reasonably, containing declarations and directions in respect of the notices to be given and the conduct of the Teck Meeting with respect to the Merger as more fully set out herein;

“Intermediary” means a broker, investment dealer, bank, trust company, custodian, or other intermediary through which a Teck Shareholder holds its Teck Shares;

“In-The-Money Amount” means, in respect of a Teck Option or a Teck Replacement Option at a point in time, the amount, if any, by which the aggregate fair market value at such time of the securities subject to such Teck Option or Teck Replacement Option, as applicable, exceeds the aggregate exercise price of such stock option;

“IRS” means the U.S. Internal Revenue Service;

“Joint Tax Election” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada – Exchange of Teck Shares – Exchange of Teck Shares for Exchangeable Shares – Joint Tax Election”;

“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 edition;

“JSE” means Johannesburg Stock Exchange, a licensed securities exchange operated by the JSE Limited;

“JSE Admission” means the admission of the Anglo Consideration Shares to listing and trading on the Main Board of the JSE in accordance with the JSE Listing Requirements;

“JSE Listings Requirements” means the listings requirements of the JSE;

“Keevil HoldCo” means Keevil Holding Corporation;

“Key Joint Ventures” has the meaning ascribed thereto in the Arrangement Agreement;

“Key Regulatory Approvals” means the approvals, clearances, decisions and confirmations set out in the Arrangement Agreement, including the ICA Approval;

“Laurel Hill” means Laurel Hill Advisory Group, Teck’s Canadian proxy solicitation agent;

“Law” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, decrees, declarations, treaties, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic, foreign, or supranational and the terms and conditions of any authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including TSX, NYSE, JSE and LSE), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by Teck to Registered Teck Shareholders providing for: (a) Eligible Holders’ Exchangeable Share Election with respect to the Consideration; and (b) delivery of Registered Teck Shareholders’ Teck Shares and certificates (if any) representing such Registered Teck Shareholders’ Teck Shares to the Depositary;

“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, conditional sale agreement, capital lease or title retention agreement, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) that has a similar economic effect as, or that is capable of becoming, any of the foregoing;

“Liquidation Amount” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”;

“Liquidation Call Purchase Price” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”;

“Liquidation Call Right” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”;

“Liquidation Date” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Distribution on Liquidation and Associated Call Right”;

“LSE” means London Stock Exchange plc;

“LSE Admission” means the admission of the Anglo Closing Shares to listing on the equity shares (commercial companies) category of the official list of the FCA and to trading on the LSE’s Main Market for listed securities;

“Material Contract” means, in respect of a Party, any Contract to which a Party or any of its Subsidiaries is a party or bound as of the date hereof and: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have an Anglo Material Adverse Effect or Teck Material Adverse Effect (as the case may be) on such Party; (b) relating to any Anglo Indebtedness or Teck Indebtedness (as the case may be), whether incurred, assumed, guaranteed or secured by any material asset of a Party or any of its respective Subsidiaries, with an outstanding principal amount in excess of certain prescribed amounts for each of Anglo American plc and Teck, respectively; (c) that is a governing or other similar definitive Contract in respect of any Key Joint Venture; (d) under which a Party or any of its Subsidiaries is obligated or expects to make or receive payments in excess of certain prescribed amounts for each of Anglo American plc and Teck, respectively, for Teck over the remaining term of the Contract, other than Contracts (i) for the purchase or sale (however structured) of tangible property (including raw materials, inventory, finished products and other goods (collectively, “Goods”)) in the Ordinary Course of such Party; or (ii) that are terminable for convenience by either party thereto on a certain specified term of notice without any payment or penalty that would be material to such Party and its Subsidiaries, taken as a whole; (e) that is in respect of a hedging, swap or any other derivative arrangement with a value (or aggregate value if applicable) in excess of certain prescribed amounts for each of Anglo American plc and Teck, respectively, valued at the termination value thereof; (f) that is a non-competition or non-solicitation Contract or that contains similar restrictive covenants, in each case, which (i) limits the localities in which the business (or the operations of a material asset) of such Party or any of its Subsidiaries is conducted, (ii) limits the lines of business that may be conducted by such Party or any of its Subsidiaries or (iii) provides for an “area of interest”, or similar exclusivity provision for a term longer than two (2) years, for the benefit of a third party in relation to any properties or assets of such Party or its Subsidiaries, in the case of each of (i) through (iii) above, in a manner that is material to such Party and its Subsidiaries, taken as a whole; (g) that is a definitive Collective Agreement governing the terms and conditions of employment with any Party’s or its Subsidiaries’ employees; (h) that is between a Party or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, and is material to such Party and its Subsidiaries, taken as a whole, other than Contracts (including Anglo American plc Permits or Teck Permits, as applicable) in the Ordinary Course of such Party; (i) that is between a Party or any of its Subsidiaries, on the one hand, and any of their respective officers, directors or direct or indirect shareholders holding greater than 5% of any class of equity securities of such Party, on the other hand, excluding (A) in the case of such directors or officers, an employment, compensation, severance or other employment-related agreement, indemnification agreement or Benefit Plan, (B) fees, advances or reimbursements payable in the Ordinary Course to members of the Anglo Board or the Teck Board, as applicable, (C) commercial contracts entered into with shareholders of such Party in the Ordinary Course on arm’s-length terms and joint venture contracts or related shareholder funding agreements on arm’s-length terms, and (D) intercompany Contracts solely among such Party and its Subsidiaries; or (j) that is between a Party or any of its wholly-owned Subsidiaries, on the one hand, and any of such Party’s Key Joint Ventures, on the other hand, excluding, (i) Contracts for the purchase or sale (however structured) of Goods or other tangible property and (ii) Contracts on arm’s-length terms.

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Merger” means the arrangement of Teck under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Teck and Anglo American plc, each acting reasonably);

“Merger Fairness Opinions” means the BMO Capital Markets Fairness Opinion and the Scotia Capital Fairness Opinion;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Negative ASD Conclusion” has the meaning ascribed thereto in “Summary - Anglo Special Dividend and Treatment of Permitted Dividends;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the CSA;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the CSA;

“NI 71-102” means National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers of the CSA;

“Non-Registered Teck Shareholder” has the meaning ascribed thereto in “Questions and Answers about the Meeting and about Voting”;

“Non-Resident Holder” has the meaning ascribed thereto in “Tax Matters – Holders Not Resident in Canada”;

“Notice of Appearance” means the notice which must be filed by a Person who wishes to appear, or to be represented, and to present evidence at the hearing in respect of the Final Order as set out in the Interim Order;

“Notice of Hearing of Petition” has the meaning ascribed thereto in “The Merger – Court Approval”;

“Notice of Resolution” has the meaning ascribed thereto in “Dissent Rights”;

“NYSE” means the New York Stock Exchange;

“NYSE Approval” means that the Anglo Teck ADRs (including the Anglo Consideration Shares) shall have been accepted for listing on the NYSE, subject to official notice of the occurrence of the Effective Time;

“Offer” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement”;

“Offer to Pay” has the meaning ascribed thereto in “Dissent Rights”;

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary;

“Outside Date” means 11:59 p.m. on the date that is 18 months after the date of the Arrangement Agreement, provided that, if: (a) the Effective Date has not occurred by such date as a result of the failure to satisfy certain conditions relating to, among other things, the obtaining of the Key Regulatory Approvals, under the Arrangement Agreement; and (b) all other conditions to closing of the Merger set forth in the Arrangement Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time or, to the extent permitted by applicable Law, waived), then such date shall be automatically extended by three (3) months on up to two (2) occasions (or until such other time as may be agreed in writing by the Parties);

“Part 22 Notice” has the meaning ascribed thereto in “Securities Law Matters – Ongoing Reporting Obligations of Anglo American plc, ExchangeCo and Teck”;

“Parties” means Teck and Anglo American plc, and “Party” means any of them;

“Payment Value” in respect of a Teck DSU, a Teck PDSU, a Teck PSU or a Teck RSU, has the meaning set forth in the applicable Teck Incentive Plan, as modified by the Plan of Arrangement;

“PCAOB” means Public Company Accounting Oversight Board (United States);

“Performance Conditions” has the meaning given to it in the Teck PDSU Plan (in respect of Teck PDSUs) and the Teck PSU Plan (in respect of Teck PSUs);

“Performance Determination Notice” means the notice(s) to be delivered by Teck to holders of Teck PDSUs and Teck PSUs specifying, among other things, in respect of each tranche of Adjusted Teck PDSUs and each tranche of Adjusted Teck PSUs: (a) as to certain Adjusted Teck PDSUs and Adjusted Teck PSUs of each such tranche, the “performance multiplier(s)” to be applied to such Adjusted Teck PDSUs and such Adjusted Teck PSUs, as applicable, and, based thereon, the number of such Adjusted Teck PDSUs and such Adjusted Teck PSUs, as applicable, that holders thereof shall be entitled to receive on the vesting date(s) or Filing Date, as applicable, of such Adjusted Teck PDSUs and such Adjusted Teck PSUs; and/or (b) in respect of all other Adjusted Teck PDSUs and Adjusted Teck PSUs of each such tranche, the Performance Conditions that shall apply to such Adjusted Teck PDSUs and such Adjusted Teck PSUs, as applicable, following the Effective Time; provided that, for greater certainty, the Performance Determination Notice shall not accelerate or otherwise vary the vesting date(s) or Filing Date(s) of any Teck PDSUs or Teck PSUs (including any Adjusted Teck PDSUs or Adjusted Teck PSUs);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Peruvian Income Tax Law” means the Consolidated Text of the Income Tax Law (Legislative Decree No. 774) approved by Supreme Decree No. 179-2004-EF, as amended from time to time, together with all related regulations, decrees, resolutions, and any subsequent amendments, replacements, or re-enactments thereof, governing the Peruvian income tax;

“Peruvian Tax Unit” means the “Unidad Impositiva Tributaria” (“Tax Unit”) established annually by Ministry of Economy and Finance of Peru, which for the year 2025, is equal to S/5,350 Peruvian soles, under Supreme Decree No. 260-2024-EF;

“Plan of Arrangement” means the plan of arrangement of Teck, as may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, in the form attached hereto as Appendix “B”, and any amendments or variations thereto made in accordance with the Arrangement Agreement upon the direction of the Court in the Final Order with the consent of Teck and Anglo American plc, each acting reasonably;

“Power of Attorney” means a power of attorney to be granted by HoldCo to Anglo Teck under the Security Agreement, which power of attorney shall become effective automatically and without notice upon the occurrence of an Event of Default (as defined in the Voting and Exchange Trust Agreement);

“Pre-Adjustment Teck DSU” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Pre-Adjustment Teck PDSU” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Pre-Adjustment Teck PSU” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Pre-Adjustment Teck RSU” has the meaning ascribed thereto in “The Merger – Description of Plan of Arrangement and Arrangement Mechanics”;

“Proposed Amendments” has the meaning ascribed thereto in “Tax Matters – Certain Canadian Federal Income Tax Considerations”;

“Proxy Deadline” has the meaning ascribed thereto in “Information About Voting – How to Vote”;

“QB” has the meaning ascribed thereto in “The Merger – Background to the Merger”;

“Qualifying person” has the meaning ascribed thereto in “Appendix “L” Summary of Comparison of Rights of Holders of Teck Shares, Anglo Shares and Exchangeable Shares – Quorum of Shareholders”;

“RDSPs” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada - Eligibility for Investment”;

“Record Date” has the meaning ascribed thereto in “Information About Voting – Who Can Vote”;

“Redemption Call Purchase Price” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”;

“Redemption Call Right” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Redemption of Exchangeable Shares and Associated Call Right”;

“Registered Plans" has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada - Eligibility for Investment”;

“Registered Teck Shareholder” has the meaning ascribed thereto in “Questions and Answers about the Meeting and about Voting”;

“Regulation S” has the meaning ascribed thereto in “Securities Law Matters – Certain U.S. Securities Law Matters”;

“Regulatory Approvals” means any consent, waiver, permit, exemption, relief, review, order, decision or approval of, or any notification, registration and filing with or withdrawal of any formal objection or successful conclusion of any litigation brought by, any Governmental Entity, the expiry, waiver or termination of any waiting period by Law, or the expiry, waiver or termination of any written agreement between the Parties and a Governmental Entity to refrain from consummating the Merger, in each case required or advisable under Law in connection with the Merger, including the Key Regulatory Approvals;

“Representatives” means any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its Subsidiaries;

“Resident Holder” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada”;

“Response Period” has the meaning ascribed thereto in “The Arrangement Agreement – Covenants”;

“RESPs” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada - Eligibility for Investment”;

“Retracted Shares” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”;

“Retraction Call Notice” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”;

“Retraction Call Right” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”;

“Retraction Call Right Purchase Price” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”;

“Retraction Date” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”;

“Retraction Price” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”;

“Retraction Request” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares – Retraction of Exchangeable Shares and Associated Call Right”;

“RIS” means a Regulated Information Service as such term is defined in the UK Listing Rules;

“RRIFs” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada - Eligibility for Investment”;

“RRSPs” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada - Eligibility for Investment”;

“SA Companies Act” means the South African Companies Act 71 of 2008;

“SA Financial Markets Act” means the South African Financial Markets Act, 2012;

“SAMREC Code” means the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition, including the guidelines contained therein;

“Scotia Capital” means Scotia Capital Inc.;

“Scotia Capital Engagement Letter” has the meaning ascribed thereto in “Merger Fairness Opinions – Scotia Capital Fairness Opinion”;

“Scotia Capital Fairness Opinion” means the opinion of Scotia Capital dated September 8, 2025, attached to this Information Circular as Appendix “D”;

“Scotia Capital Interested Parties” has the meaning ascribed thereto in “Merger Fairness Opinions – Scotia Capital Fairness Opinion”;

“SDRT” has the meaning given in “Tax Matters – Certain UK Tax Considerations”;

“SEC” means the U.S. Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in “Information Circular - Notice to Teck Shareholders in Certain Jurisdictions”;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, orders, and published policies made thereunder;

“Securities Laws” means:

(a)	in Canada, the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published policies thereunder;

(b)	in the United Kingdom, the UK Listing Rules, the UK Prospectus Rules, the UK Disclosure Guidance and Transparency Rules, UK MAR, the UK Companies Act, the City Code and the FSMA, together with all other applicable securities Laws, rules and regulations and published policies thereunder;

(c)	in the United States, the U.S. Securities Act and the U.S. Exchange Act and other applicable rules and regulations and published policies thereunder; and

(d)	in South Africa, the SA Companies Act, the SA Financial Markets Act and the JSE Listings Requirements;

“Security Agreement” means the security agreement entered into in connection with the Voting and Exchange Trust Agreement between Anglo Teck and HoldCo providing for, among other things, the Power of Attorney and certain consequences of an Event of Default (as defined in the Voting and Exchange Trust Agreement);

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ maintained on behalf of the CSA;

“SENS” has the meaning ascribed thereto in “The Merger – Stock Exchange Listings of Anglo Shares, Anglo Teck ADRs and Exchangeable Shares”;

“SMM” means SMM Resources Incorporated;

“South African FAIS Act” means the South African Financial Advisory and Intermediary Services Act, No. 37 of 2002, as amended;

“Stamp Taxes” means all stamp duty, stamp duty reserve tax and any other similar documentary, registration or transfer Taxes (plus any related interest and penalties) whether imposed in the United Kingdom or elsewhere;

“Subsidiary” means, with respect to a Person, any body corporate, partnership, joint venture or other non-natural Person: (a) of which more than 50% of the outstanding shares or other voting securities ordinarily entitled to elect a majority of the board of directors (or equivalent governing body) thereof (whether or not shares or other securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person; or (b) over which such Person exercises control;

“SUNAT” has the meanings ascribed thereto in “Tax Matters – Certain Peruvian Income Tax Considerations”;

“Superior Proposal” means, in relation to a Party, any bona fide Acquisition Proposal to acquire not less than all of the outstanding voting and equity securities of that Party, other than any such securities owned by the Person or Persons making such Acquisition Proposal, any such securities held in treasury or, in the case of Anglo American plc, the Anglo Charitable Trust Shares, or all or substantially all of the assets of that Party on a consolidated basis, that: (a) the board of directors of that Party determines in good faith (after consultation with its financial and legal advisors) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Persons making such Acquisition Proposal; (b) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of that Party, acting in good faith (after consultation with its financial and legal advisors); (c) is not subject to a due diligence and/or access condition to complete such Acquisition Proposal; (d) complies in all material respects with applicable Law; and (e) the board of directors of that Party determines in good faith (after consultation with its financial and legal advisors), taking into account all of the terms and conditions of such Acquisition Proposal, would, if consummated in accordance with such terms (but without assuming away any risk of non-completion or undue delay), result in a transaction that is more favourable for that Party, having regard to, among other things, the likely financial consequences of such Acquisition Proposal in the long term and the interests of all of the stakeholders of that Party, than the Transaction (including any adjustment to the terms and conditions of the Transaction and the Arrangement Agreement proposed by the other Party pursuant to Section 6.4(2)) of the Arrangement Agreement;

“Superior Proposal Action” has the meaning ascribed thereto in “The Arrangement Agreement – Covenants”;

“System Operator” means CDS or its nominee or any successor thereof;

“Tax” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges in the nature of taxation and all related withholdings or deductions of any nature imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, capital gain, minimum, large corporation, transfer, land transfer, sales, goods and services, harmonized sales, use, value added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada);

“Tax Authority” means any taxing or other authority (whether within or outside the United Kingdom or Canada) competent to impose any Tax liability, or assess or collect any Tax;

“Tax Election Package” has the meaning ascribed thereto in the Plan of Arrangement attached to this Information Circular as Appendix “B”;

“Tax Units Test” has the meanings ascribed thereto in “Tax Matters – Certain Peruvian Income Tax Considerations”;

“Teck” means Teck Resources Limited;

“Teck Adjusted Dividend Amount” means an amount equal to the product of: (a) the aggregate amount of the Teck Ordinary Permitted Dividends (if any, each such Teck Ordinary Permitted Dividend converted into USD at the applicable Exchange Rate on such Teck Ordinary Permitted Dividend’s declaration date); multiplied by (b) the Adjustment Factor. For the avoidance of doubt, if the aggregate amount of the Teck Ordinary Permitted Dividends is equal to zero, then the Teck Adjusted Dividend Amount shall be zero;

“Teck AIF” means the annual information form of Teck for the year ended December 31, 2024 dated February 19, 2025;

“Teck Board” means the board of directors of Teck as the same is constituted from time to time;

“Teck Board Recommendation” means the unanimous determination of the Teck Board, after consultation with its legal and financial advisors, that the Merger is in the best interests of Teck and is fair to Teck Shareholders, and the unanimous recommendation of the Teck Board to Teck Shareholders that they vote in favour of the Arrangement Resolution;

“Teck Catch-Up Dividend” has the meaning ascribed thereto in “Questions and Answers about the Merger”;

“Teck Change in Recommendation” means the occurrence of any of the following prior to the Teck Shareholder Approval having been obtained: the Teck Board: (a) withdraws, amends, modifies or qualifies, or publicly proposes or states its intention to withdraw, amend, modify or qualify, the Teck Board recommendation in respect of the Merger in an adverse manner to Anglo American plc; (b) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or in the event the Teck Meeting is scheduled to occur within five (5) Business Days, beyond the third (3rd) Business Day prior to the date of the Teck Meeting); (c) fails to include the recommendation of the Teck Board in this Information Circular or publicly reaffirm (without qualification) the Teck Board Recommendation within five (5) Business Days after having been requested in writing by Anglo American plc to do so (or in the event the Teck Meeting is scheduled to occur within five (5) Business Days of such request, prior to the third (3rd) Business Day prior to the date of the Teck Meeting); or (d) passes a resolution to take any of the foregoing actions in (a) through (c) above;

“Teck Class A Shareholders” means the holders of Teck Class A Shares;

“Teck Class A Shares” means the class A common shares in the capital of Teck;

“Teck Class B Shareholders” means the holders of Teck Class B Subordinate Voting Shares;

“Teck Class B Subordinate Voting Shares” means the class B subordinate voting shares in the capital of Teck;

“Teck DSU Plan” means the Deferred Share Unit Plan dated March 2009, as amended, of Teck;

“Teck DSUs” means outstanding deferred share units granted by Teck pursuant to the Teck DSU Plan or otherwise;

“Teck Incentive Awards” means Teck DSUs, Teck Options, Teck PDSUs, Teck PSUs and Teck RSUs;

“Teck Incentive Plans” means the Teck Option Plan, as amended, the Teck PDSU Plan, the Teck DSU Plan, as amended, the Teck RSU Plan, as amended, and the Teck PSU Plan, as amended;

“Teck Indebtedness” means any indebtedness for borrowed money of Teck and its Subsidiaries on a consolidated basis, including any credit facilities or liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; provided that, Teck Indebtedness shall not include any indebtedness solely among Teck and its wholly-owned Subsidiaries or any indebtedness owing pursuant to shareholder loans or other advances made by securityholders of any non-wholly-owned Subsidiary or joint venture of Teck (including Teck’s Key Joint Ventures);

“Teck Management Nominees” means Teck’s named proxyholders, Sheila Murray, Chair of the Teck Board of Teck or, failing her, Jonathan Price, President and CEO of Teck or, failing him, Norman Keevil III, Vice Chair of the Teck Board;

“Teck Material Adverse Effect” has the meaning ascribed thereto in the Arrangement Agreement;

“Teck Material Contract” means a Material Contract of Teck;

“Teck MD&A” means the management’s discussion and analysis of Teck for the year ended December 31, 2024;

“Teck Notes” means Teck’s six (6) series of outstanding notes for which The Bank of New York Mellon acts as trustee, issued under: (a) the Indenture dated August 17, 2010 (as supplemented) with respect to the 6.000% notes due 2040, the 6.250% notes due 2041, the 5.200% notes due 2042, the 5.400% notes due 2043; (b) the Indenture dated September 12, 2002 with respect to the 6.125% notes due 2035; and (c) the Indenture dated June 20, 2020 with respect to the 3.900% notes due 2030;

“Teck Option Plan” means the 2010 Stock Option Plan of Teck dated September 20, 2010, as amended;

“Teck Options” means any outstanding share purchase options issued by Teck pursuant to the Teck Incentive Plans or otherwise;

“Teck PDSU Plan” means the Performance Deferred Share Unit Plan dated February 15, 2017, as amended, of Teck;

“Teck PDSUs” means performance deferred share units granted by Teck pursuant to the Teck PDSU Plan or otherwise;

“Teck Permits” means all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for Teck, its Subsidiaries and, to the knowledge of Teck, Teck’s Key Joint Ventures to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws;

“Teck Permitted Dividends” means: (a) all dividends in respect of the Teck Shares declared in the ordinary course with a record date after the date of the Arrangement Agreement but on or prior to the Effective Date (notwithstanding that such dividends may be paid after the Effective Date to the Teck Shareholders as at such record date), subject to, with respect to any fiscal quarter of Teck (including the fiscal quarter containing the date of the Arrangement Agreement), a maximum amount of such dividends not to exceed CAD$0.125 per Teck Share per fiscal quarter (including the fiscal quarter containing the date of the Arrangement Agreement) (collectively, the “Teck Ordinary Permitted Dividends”); and (b) the Teck Catch-Up Dividend, if any;

“Teck PSU Plan” means the Performance Share Unit Plan dated February 19, 2017, as amended, of Teck;

“Teck PSUs” means performance share units granted by Teck pursuant to the Teck PSU plan or otherwise;

“Teck Replacement Awards” has the meaning ascribed thereto in the Arrangement Agreement;

“Teck Replacement Option” means the options to acquire Anglo Shares, governed by the Teck Option Plan, to be issued in exchange for Teck Options pursuant to the Plan of Arrangement;

“Teck RSU Plan” means the Restricted Share Unit Plan dated March 2009, as amended, of Teck;

“Teck RSUs” means the restricted share units granted by Teck pursuant to the Teck RSU Plan or otherwise;

“Teck Shareholder” or “Teck Shareholders” means, together, the Teck Class A Shareholders and the Teck Class B Shareholders;

“Teck Shareholder Approval” means the approval of the Arrangement Resolution by two-thirds of the votes cast at the Teck Meeting by Teck Class A Shareholders and Teck Class B Shareholders, each voting as a separate class, present (virtually or in person) or represented by proxy and entitled to vote at the Teck Meeting;

“Teck Shares” means collectively, the Teck Class A Shares and Teck Class B Subordinate Voting Shares;

“Teck Supporting Shareholders” means, collectively, each Teck Shareholder that is a party to a Teck Voting Support Agreement;

“Teck Termination Payment” has the meaning ascribed thereto in the Arrangement Agreement;

“Teck Voting Support Agreements” means the voting and support agreements dated September 9, 2025 between Anglo American plc, on the one hand, and each of the Teck Supporting Shareholders, on the other hand;

“Temagami” means Temagami Mining Company Limited;

“TFSAs” has the meaning ascribed thereto in “Tax Matters – Holders Resident in Canada - Eligibility for Investment”;

“Transaction” or “Transactions” means the combination of the businesses of Anglo American plc and Teck and related transactions contemplated by the Merger under the Arrangement Agreement;

“Transfer Agent” means TSX Trust Company in its capacity as Teck’s transfer agent;

“Trust” means the trust to be created by the Voting and Exchange Trust Agreement under the laws of the Province of British Columbia;

“Trustee” means the trustee chosen by Anglo American plc and Teck each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“TSX” means the Toronto Stock Exchange;

“TSX Conditional Approval” means the conditional approval of the TSX for the listing of the Anglo Shares (including the Anglo Consideration Shares) on the TSX, subject only to customary conditions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Holders” has the meaning ascribed thereto in “Securities Law Matters – Certain U.S. Securities Law Matters”;

“U.S. Registration Statement” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Exchangeable Share Support Agreement”;

“U.S. Securities Act” means the United States Securities Act of 1933;

“UK” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland;

“UK Companies Act” means the UK Companies Act 2006;

“UK Disclosure Guidance and Transparency Rules” means the disclosure guidance and transparency rules made by the FCA under Part VI of the Financial Services and Markets Act 2000 (as amended), as set out in the FCA’s Handbook of Rules and Guidance, as amended;

“UK Listing Rules” means the UK listing rules made by the FCA under Part VI of the Financial Services and Markets Act 2000 (as amended) and the UK Listing Rules Instrument 2024 (FCA 2024/23), as amended;

“UK MAR” means assimilated Regulation (EU) 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse as it forms part of the law of the United Kingdom by virtue of the EUWA;

“UK Prospectus Rules” means assimilated Regulation (EU) 2017/1129, assimilated Commission Delegated Regulation (EU) 2019/980 and assimilated Commission Delegated Regulation (EU) 2019/979, in each case as it forms part of the law of the United Kingdom by virtue of the EUWA;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“VIF” has the meaning ascribed thereto in “Information About Voting – How to Vote”;

“Voting Rights” has the meaning ascribed thereto in “Description of Exchangeable Shares and Related Agreements – Voting and Exchange Trust Agreement”;

“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement made among Anglo American plc, ExchangeCo, CallCo, HoldCo and the Trustee, in the form agreed to by Anglo American plc and Teck pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to the Plan of Arrangement, which will be substantially in the form attached as Appendix “M” of this Information Circular;

“Willful Breach” means an action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of the Arrangement Agreement; and

“Zero ASD Conclusion” means the determination of the Parties, pursuant to the terms of the Arrangement Agreement, that the Anglo Special Dividend Amount would be zero after application of the adjustment to align the ordinary course dividends paid by Anglo American plc and Teck between signing and closing of the Merger and the transactions contemplated thereby.

CONSENT OF BMO CAPITAL MARKETS

November 3, 2025

To: The Board of Directors of Teck Resources Limited (“Teck”)

We refer to the management information circular (the “Information Circular”) of Teck dated November 3, 2025 relating to the arrangement pursuant to the Canada Business Corporations Act (the “Merger”) involving, among other things, the indirect acquisition by Anglo American plc of all of the outstanding Class A Common shares and Class B Subordinate Voting Shares of Teck. We consent to the inclusion in the Information Circular of our fairness opinion dated September 8, 2025 (the “Fairness Opinion”) and references to our firm name and our Fairness Opinion in the Information Circular. Our Fairness Opinion was given as of September 8, 2025 and remain subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Teck shall be entitled to rely upon our opinions.

(Signed) “BMO Nesbitt Burns Inc.”

CONSENT OF SCOTIA CAPITAL

November 3, 2025

To: The Board of Directors of Teck Resources Limited (“Teck”)

We refer to the management information circular (the “Information Circular”) of Teck dated November 3, 2025 relating to the arrangement pursuant to the Canada Business Corporations Act (the “Merger”) involving, among other things, the indirect acquisition by Anglo American plc of all of the outstanding Class A Common shares and Class B Subordinate Voting Shares of Teck. We consent to the inclusion of our fairness opinion dated September 8, 2025 (the “Fairness Opinion”) as Appendix “D” to the Information Circular and references to our firm name and our Fairness Opinion in the Information Circular. Our Fairness Opinion was given as of September 8, 2025 and remain subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Teck shall be entitled to rely upon the Fairness Opinion.

(Signed) “Scotia Capital Inc.”

APPENDIX “A”
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(i)	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Teck Resources Limited (the “Corporation”), as more particularly described and set forth in the management proxy circular of the Corporation (the “Circular”) dated November 3, 2025 accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated September 9, 2025 between Anglo American plc and the Corporation (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is hereby authorized, approved and adopted.

(ii)	The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

(iii)	The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, and causing the Corporation to perform its obligations thereunder, as well as the Corporation’s application for an interim order from the Supreme Court of British Columbia, are hereby ratified and approved.

(iv)	The Corporation is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(v)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(vi)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(vii)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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APPENDIX “B”
PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Defined Terms.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Adam” means Anglo American plc, a public limited company incorporated under the laws of England and Wales;

(b)	“Adam Closing Shares” means, collectively, the Adam Consideration Shares and the HoldCo Adam Shares;

(c)	“Adam Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”;

(d)	“Adam Shares” means ordinary shares of $0.62385531135531 each in the capital of Adam;

(e)	“Adjusted Thor DSUs” has the meaning ascribed thereto in Section 2.4(k)(i);

(f)	“Adjusted Thor PDSUs” has the meaning ascribed thereto in Section 2.4(h)(i);

(g)	“Adjusted Thor PSUs” has the meaning ascribed thereto in Section 2.4(i)(i);

(h)	“Adjusted Thor RSUs” has the meaning ascribed thereto in Section 2.4(j)(i);

(i)	“Arrangement” means the arrangement of Thor under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Thor and Adam, each acting reasonably);

(j)	“Arrangement Agreement” means the arrangement agreement dated as of September 9, 2025 between Thor and Adam, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(k)	“Arrangement Resolution” means the special resolution of the Thor Shareholders approving the Arrangement which was considered at the Thor Meeting;

(l)	“Articles of Arrangement” means the articles of arrangement of Thor in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to Thor and Adam, each acting reasonably;

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(m)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, allowance, exemption, waiver, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;

(n)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

(o)	“CallCo” means [•][1], a corporation existing under the CBCA and a direct wholly-owned Subsidiary of Adam;

(p)	“CallCo Share” means a common share in the capital of CallCo;

(q)	“CBCA” means the Canada Business Corporations Act;

(r)	“CDS” means the clearing and depository service operated by CDS Clearing and Depository Services Inc.

(s)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

(t)	“Consideration” means the consideration to be received by the Thor Shareholders pursuant to this Plan of Arrangement as consideration for their Thor Shares, consisting of: (i) in the case of each Exchangeable Elected Share, the Exchange Ratio of an Exchangeable Share per Exchangeable Elected Share (collectively in the case of (i), the “Exchangeable Consideration Shares”); and (ii) in the case of each other Thor Share, the Exchange Ratio of an Adam Share per Thor Share (collectively in the case of (ii), the “Adam Consideration Shares”);

(u)	“Court” means the Supreme Court of British Columbia;

(v)	“CRA” means the Canada Revenue Agency;

(w)	“Depositary” means Computershare Trust Company of Canada or such other Person as Thor may appoint to act as depositary in connection with the Arrangement, with the approval of Adam, acting reasonably;

(x)	“Director” means the Director appointed pursuant to section 260 of the CBCA;

(y)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 5 of this Plan of Arrangement;

(z)	“Dissenting Thor Shareholder” means any registered Thor Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time, but only in respect of Dissenting Thor Shares held by such Dissenting Thor Shareholder;

 1 CallCo name to be inserted once CallCo is incorporated in accordance with Section 5.14(2)(b) of the Arrangement Agreement. CallCo to be named Anglo Teck 1 Limited (or such other name agreed to by Adam and Thor).

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(aa)	“Dissenting Thor Shares” means Thor Shares held by Dissenting Thor Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time;

(bb)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(cc)	“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

(dd)	“Election Deadline” means the date and time as agreed by Adam and Thor (acting reasonably) and set in accordance with Section 3.1(b) as the deadline for Eligible Holders to make the Exchangeable Share Election; provided that, for greater certainty, the Election Deadline shall be prior to the Effective Date;

(ee)	“Eligible Holder” means a Thor Shareholder that is: (i) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (ii) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act;

(ff)	“Exchange Ratio” means 1.3301, as such Exchange Ratio may be adjusted pursuant to Section 2.13 of the Arrangement Agreement;

(gg)	“Exchangeable Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”;

(hh)	“Exchangeable Elected Share" means each Thor Share in respect of which an Eligible Holder shall have validly made an Exchangeable Share Election to receive Exchangeable Consideration Shares in accordance with Section 3.1 and the Letter of Transmittal and Election Form;

(ii)	“Exchangeable Elected Shareholder" means, solely in respect of an Eligible Holder’s Exchangeable Elected Shares, each Eligible Holder who has validly made an Exchangeable Share Election;

(jj)	“Exchangeable Share Election” has the meaning ascribed thereto in Section 3.1(a);

(kk)	“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement and set out in Annex A to this Plan of Arrangement;

(ll)	“Exchangeable Share Support Agreement” means the exchangeable share support agreement among Adam, ExchangeCo and CallCo, in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(mm)	“Exchangeable Shares” means the redeemable preferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

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(nn)	“ExchangeCo” means 17417381 Canada Inc.[2], a corporation existing under the CBCA and an indirect wholly-owned Subsidiary of Adam;

(oo)	“ExchangeCo Deferred Share Provisions” means the rights, privileges, restrictions and conditions attaching to the ExchangeCo Deferred Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement and set out in Annex B to this Plan of Arrangement;

(pp)	“ExchangeCo Deferred Shares” means the deferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the ExchangeCo Deferred Share Provisions;

(qq)	“ExchangeCo Shares” means common shares in the capital of ExchangeCo;

(rr)	“Fair Market Value” on a particular date shall mean the volume weighted average trading price of the Adam Shares as reported on the Toronto Stock Exchange over the prior twenty (20) consecutive trading days and, if the Adam Shares are not listed on the Toronto Stock Exchange, “Fair Market Value” shall be the value established in accordance with the applicable Thor Incentive Plan as the appropriate measure in place of such weighted average price;

(ss)	“Filing Date” has the meaning ascribed thereto in the Thor PDSU Plan (in respect of Thor PDSUs), in the Thor DSU Plan (in respect of Thor DSUs) and the Thor PSU Plan (in respect of Thor PSUs);

(tt)	“final proscription date” has the meaning ascribed thereto in Section 4.9;

(uu)	“Final Order” means the order of the Court approving the Arrangement in the form acceptable to Thor and Adam, each acting reasonably, as such order may be amended by the Court (with prior written consent of both Adam and Thor, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Adam and Thor, each acting reasonably) on appeal;

(vv)	“Fractional Adam Consideration Share Entitlement” has the meaning ascribed thereto in Section 4.4(a);

(ww)	“Fractional Exchangeable Consideration Share Entitlement” has the meaning ascribed thereto in Section 4.4(b);

(xx)	“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax Authority, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and JSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

2 ExchangeCo to be renamed Anglo Teck 2 Limited (or such other name agreed to by Adam and Thor) prior to the Effective Time.

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(yy)	“HoldCo” means [•][3], a corporation existing under the laws of the Isle of Jersey;

(zz)	“HoldCo Adam Shares” means the Adam Shares to be allotted and issued by Adam to HoldCo pursuant to this Plan of Arrangement and in accordance with the Voting and Exchange Trust Agreement on the basis of one (1) Adam Share for each whole Exchangeable Share to be issued pursuant to Section 2.4(d);

(aaa)	“In-The-Money Amount” means, in respect of a Thor Option or a Thor Replacement Option at a point in time, the amount, if any, by which the aggregate fair market value at such time of the securities subject to such Thor Option or Thor Replacement Option, as applicable, exceeds the aggregate exercise price of such stock option;

(bbb)	“Interim Order” means an order of the Court, in a form acceptable to Adam and Thor, each acting reasonably, containing declarations and directions in respect of the notices to be given and the conduct of the Thor Meeting with respect to the Arrangement as more fully set out herein;

(ccc)	“Law” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, decrees, declarations, treaties, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic, foreign, or supranational and the terms and conditions of any Authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including TSX, NYSE, JSE and LSE), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, assets, property or securities;

(ddd)	“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by Thor to registered Thor Shareholders providing for (i) Eligible Holders’ Exchangeable Share Election with respect to the Consideration and (ii) delivery of registered Thor Shareholders’ Thor Shares and certificates (if any) representing such Thor Shareholders’ Thor Shares to the Depositary;

(eee)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, conditional sale agreement, capital lease or title retention agreement, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) that has a similar economic effect as, or that is capable of becoming, any of the foregoing;

(fff)	“LSE” means London Stock Exchange plc;

(ggg)	“Net Proceeds Amount Per Adam Share” has the meaning ascribed thereto in Section 4.4(a);

(hhh)	“Net Proceeds Amount Per Exchangeable Share” has the meaning ascribed thereto in Section 4.4(b);

3 HoldCo name to be inserted once HoldCo is incorporated in accordance with Section 5.14(2)(b) of the Arrangement Agreement.

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(iii)	“NYSE” means the New York Stock Exchange;

(jjj)	Parties” means Thor and Adam, and “Party” means any of them;

(kkk)	“Payment Value”, in respect of a Thor DSU, a Thor PDSU, a Thor PSU or a Thor RSU, has the meaning ascribed thereto in the applicable Thor Incentive Plan, as modified by this Plan of Arrangement;

(lll)	“Performance Conditions” has the meaning given to it in the Thor PDSU Plan (in respect of Thor PDSUs) and the Thor PSU Plan (in respect of Thor PSUs);

(mmm)	“Performance Determination Notice” means the notice(s) to be delivered by Thor to holders of Thor PDSUs and Thor PSUs specifying, among other things, in respect of each tranche of Adjusted Thor PDSUs and each tranche of Adjusted Thor PSUs: (a) as to certain Adjusted Thor PDSUs and Adjusted Thor PSUs of each such tranche, the “performance multiplier(s)” to be applied to such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, and, based thereon, the number of such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, that holders thereof shall be entitled to receive on the vesting date(s) or Filing Date, as applicable, of such Adjusted Thor PDSUs and such Adjusted Thor PSUs; and/or (b) in respect of all other Adjusted Thor PDSUs and Adjusted Thor PSUs of each such tranche, the Performance Conditions that shall apply to such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, following the Effective Time; provided that, for greater certainty, the Performance Determination Notice shall not accelerate or otherwise vary the vesting date(s) or Filing Date(s) of any Thor PDSUs or Thor PSUs (including any Adjusted Thor PDSUs or Adjusted Thor PSUs);

(nnn)	“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(ooo)	“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this Plan of Arrangement, including the annex hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

(ppp)	“Pre-Adjustment Thor DSU” has the meaning ascribed thereto in Section2.4(k);

(qqq)	“Pre-Adjustment Thor PDSU” has the meaning ascribed thereto in Section 2.4(h);

(rrr)	“Pre-Adjustment Thor PSU” has the meaning ascribed thereto in Section 2.4(i);

(sss)	“Pre-Adjustment Thor RSU” has the meaning ascribed thereto in Section 2.4(j);

(ttt)	“Stamp Taxes” means all stamp duty, stamp duty reserve tax and any other similar documentary, registration or transfer Taxes (plus any related interest and penalties) whether imposed in the United Kingdom or elsewhere;

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(uuu)	“Subsidiary” means, with respect to a Person, any body corporate, partnership, joint venture or other non-natural Person: (a) of which more than fifty percent (50%) of the outstanding shares or other voting securities ordinarily entitled to elect a majority of the board of directors (or equivalent governing body) thereof (whether or not shares or other securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person; or (b) over which such Person exercises control;

(vvv)	“Tax” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges in the nature of taxation and all related withholdings or deductions of any nature imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, capital gain, minimum, large corporation, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, Stamp Taxes, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

(www)	“Tax Act” means the Income Tax Act (Canada);

(xxx)	“Tax Authority” means any taxing or other authority (whether within or outside the United Kingdom or Canada) competent to impose any Tax liability, or assess or collect any Tax;

(yyy)	“Tax Election Package” means two (2) copies of CRA form T-2057 (or, if the Thor Shareholder is a partnership, two (2) copies of CRA form T-2058) and two (2) copies of any applicable equivalent provincial or territorial election form, which forms have been duly and properly completed and executed by the Thor Shareholder in accordance with the rules contained in the Tax Act or the relevant provincial legislation;

(zzz)	“Thor” means Teck Resources Limited, a corporation existing under the CBCA;

(aaaa)	“Thor Class A Shares” means the class A common shares in the capital of Thor;

(bbbb)	“Thor Class B Shares” means the class B subordinate voting shares in the capital of Thor;

(cccc)	“Thor DSU” means any outstanding deferred share units issued pursuant to the Thor DSU Plan;

(dddd)	“Thor DSU Plan” means the Deferred Share Unit Plan dated March 2009, as amended, of Thor;

(eeee)	“Thor Incentive Awards” means, collectively Thor DSUs, Thor Options, Thor PDSUs, Thor PSUs and Thor RSUs;

(ffff)	“Thor Incentive Plan” means each of the Thor DSU Plan, the Thor Option Plan, the Thor PDSU Plan, the Thor PSU Plan, and the Thor RSU Plan, as applicable;

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(gggg)	“Thor Meeting” means the special meeting of Thor Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(hhhh)	“Thor Option” means any outstanding options to purchase Thor Class B Shares issued pursuant to the Thor Option Plan;

(iiii)	“Thor Option Plan” means the 2010 Stock Option Plan dated September 20, 2010, as amended, of Thor;

(jjjj)	“Thor PDSU” means any outstanding performance deferred share units issued pursuant to the Thor PDSU Plan;

(kkkk)	“Thor PDSU Plan” means the Performance Deferred Share Unit Plan dated February 15, 2017, as amended, of Thor;

(llll)	“Thor PSU” means any outstanding performance share units issued pursuant to the Thor PSU Plan;

(mmmm)	“Thor PSU Plan” means the Performance Share Unit Plan dated February 19, 2014, as amended, of Thor;

(nnnn)	“Thor Replacement Option” means the options to acquire Adam Shares, governed by the Thor Option Plan, to be issued in exchange for Thor Options pursuant to this Plan of Arrangement;

(oooo)	“Thor RSU” means any outstanding restricted share units issued pursuant to the Thor RSU Plan;

(pppp)	“Thor RSU Plan” means the Restricted Share Unit Plan dated March 2009, as amended, of Thor;

(qqqq)	“Thor Shareholders” means the holders of Thor Shares;

(rrrr)	“Thor Shares” means, collectively, the Thor Class A Shares and Thor Class B Shares;

(ssss)	“Trustee” means the trustee chosen by Adam and Thor each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement; and

(tttt)	“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement made among Adam, ExchangeCo, CallCo, HoldCo and the Trustee, in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

Capitalized terms used in this Plan of Arrangement but not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

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1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Annex by number or letter or both refer to the Article, Section, subsection, paragraph or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender.

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action and Computation of Time.

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada.

1.5	Currency.

Unless otherwise stated, all references in this Agreement to sums of money are expressed in United States dollars and “$” refers to United States dollars. Any references to “C$” refers to Canadian dollars. Any reference to “£” refers to GBP.

1.6	Other Definitional and Interpretive Provisions.

(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	References in this Agreement to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(c)	References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

(d)	References to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.

(e)	A Person is considered to “control” another Person if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

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1.7	Annex.

The following annex is attached to this Plan of Arrangement and is incorporated by reference into this Plan of Arrangement and forms a part hereof:

Annex A – Exchangeable Share Provisions

Annex B – ExchangeCo Deferred Share Provisions

Article 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there are any inconsistencies or conflict between this Plan of Arrangement and the Arrangement Agreement, the terms of this Plan of Arrangement shall govern.

2.2	Binding Effect.

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective at the Effective Time and be binding at and after the Effective Time on:

(a)	Thor;

(b)	Adam;

(c)	ExchangeCo;

(d)	CallCo;

(e)	HoldCo;

(f)	all registered and beneficial holders of the Thor Shares (including all Dissenting Thor Shareholders);

(g)	all holders of Thor Incentive Awards;

(h)	the registrar and transfer agents of the Thor Shares;

(i)	the Depositary;

(j)	the Trustee; and

(k)	all other Persons.

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2.3	Filing of Articles of Arrangement.

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein.

2.4	Arrangement.

To effect the acquisition of Thor Shares (other than Thor Shares held by Adam or any of its affiliates), in exchange for, as the case may be and as is set out in more detail below in this Section 2.4 implementing the Arrangement, (i) a debt claim against Thor pursuant to Section 2.4(a), (ii) the issuance and allotment of Adam Consideration Shares pursuant to Section 2.4(c), or (iii) the issuance and delivery of Exchangeable Consideration Shares pursuant to Section 2.4(d), each of the following events shall occur and shall be deemed to occur in the following order commencing at the Effective Time, except as otherwise expressly noted, without any further authorization, act or formality by any Person:

(a)	Dissenting Thor Shares for Fair Value: Subject to Section 5.1, each issued and outstanding Dissenting Thor Share held by a Dissenting Thor Shareholder described in Section 5.1(a)(i) shall be transferred to and acquired by Thor for cancellation solely in exchange for, subject to Section 4.6, a debt claim against Thor for an amount determined in accordance with Section 5.1, and:

(i)	each such Dissenting Thor Shareholder shall cease to be the holder of each such Dissenting Thor Share and to have any rights as a holder of each such Dissenting Thor Share other than a claim against Thor for an amount determined in accordance with Section 5.1; and

(ii)	each such Dissenting Thor Share acquired by Thor pursuant to this Section 2.4(a) shall be cancelled;

(b)	ExchangeCo and CallCo Share Issuances: Commencing immediately after the step set out in Section 2.4(a) each of the following events shall occur and be deemed to occur in the following order:

(i)	(A) ExchangeCo will issue to CallCo: (I) a number of ExchangeCo Shares equal to the aggregate number of Adam Consideration Shares to be issued pursuant to Sections 2.4(c), and (II) one (1) ExchangeCo Deferred Share; and (B) CallCo shall be the legal and beneficial owner of such ExchangeCo Shares and such ExchangeCo Deferred Share;

(ii)	(A) in consideration for the ExchangeCo Shares and ExchangeCo Deferred Share issued pursuant to Section 2.4(b)(i), CallCo will be obligated to and shall agree to direct Adam to allot and issue: (I) the Adam Consideration Shares to the relevant Thor Shareholders in accordance with Section 2.4(c) and Article 4, and (II) the HoldCo Adam Shares to HoldCo in accordance with Section 2.4(e)(iii); (B) an amount equal to the aggregate fair market value of the Adam Consideration Shares shall be added to the stated capital account of the ExchangeCo Shares; and (C) the amount of $0.01 shall be added to the stated capital account of the ExchangeCo Deferred Shares;

(iii)	(A) CallCo will: (I) issue a number of CallCo Shares to Adam equal to the aggregate number of Adam Consideration Shares to be allotted and issued pursuant to Sections 2.4(c), and (II) transfer to Adam one (1) ExchangeCo Deferred Share; and (B) Adam shall be the legal and beneficial owner of such CallCo Shares and such ExchangeCo Deferred Share; and

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(iv)	(A) in consideration for the issue of the CallCo Shares issued in Section 2.4(b)(iii) and the transfer of the ExchangeCo Deferred Share pursuant to Section 2.4(b)(iii), CallCo shall direct Adam and Adam will be obligated to and shall undertake to allot and issue: (I) the Adam Consideration Shares to the relevant Thor Shareholders in accordance with Section 2.4(c) and Article 4, and (II) the HoldCo Adam Shares to HoldCo in accordance with Section 2.4(e)(iii) and in accordance with Section 3.1 of the Voting and Exchange Trust Agreement; and (B) an amount equal to the aggregate fair market value of the Adam Consideration Shares shall be added to the stated capital account of the CallCo Shares;

(c)	Exchange of Thor Shares for Adam Consideration Shares: Immediately after the step set out in Section 2.4(b)(iv) and simultaneously with the steps set out in Sections 2.4(d) through 2.4(k) (inclusive), each issued and outstanding Thor Share (other than Exchangeable Elected Shares, Thor Shares held by Adam or any of its affiliates, and, for greater certainty, Dissenting Thor Shares held by a Dissenting Thor Shareholder described in Section 5.1(a)(i)), shall be transferred by the relevant Thor Shareholder of such Thor Shares to, and acquired by, ExchangeCo solely in exchange for the allotment and issue of the Adam Consideration Shares in respect of such Thor Share directly for the benefit of such Thor Shareholder by Adam pursuant to its undertaking provided in Section 2.4(b)(iv), and

(i)	in satisfaction of its undertaking to do so provided in Section 2.4(b)(iv)(A)(I), Adam shall allot and issue the Adam Consideration Shares directly for the benefit of the relevant Thor Shareholders in accordance with Article 4 (and for greater certainty ExchangeCo shall never be or be deemed to be the legal or beneficial owner of the Adam Consideration Shares);

(ii)	each Thor Shareholder of each such Thor Share shall cease to be the holder of each such Thor Share and to have any rights as a holder of each such Thor Share other than the right to the allotment and issue of the Adam Consideration Shares to which such Thor Shareholder is entitled pursuant to Section 2.4(c)(i) and the other rights as set out in Article 4; and

(iii)	ExchangeCo shall be the legal and beneficial owner of each such Thor Share acquired by ExchangeCo pursuant to this Section 2.4(c);

(d)	Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares: Simultaneously with the step set out in Section 2.4(c), each issued and outstanding Exchangeable Elected Share (for greater certainty, other than Dissenting Thor Shares held by a Dissenting Thor Shareholder described in Section 5.1(a)(i)) shall be transferred by the relevant Exchangeable Elected Shareholder to, and acquired by, ExchangeCo solely in exchange for the issue and delivery of the Exchangeable Consideration Shares in respect of such Exchangeable Elected Share by ExchangeCo and certain ancillary rights receivable hereunder, and

(i)	each Exchangeable Elected Shareholder shall cease to be the holder of each such Exchangeable Elected Share and to have any rights as a holder of each such Exchangeable Elected Share other than the right to the delivery of the Exchangeable Consideration Shares to which such Exchangeable Elected Shareholder is entitled pursuant to this Section 2.4(d), certain ancillary rights receivable hereunder and the other rights as set out in Article 4;

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(ii)	ExchangeCo shall be the legal and beneficial owner of each such Exchangeable Elected Share acquired by ExchangeCo pursuant to this Section 2.4(d); and

(iii)	ExchangeCo shall add to the stated capital maintained in respect of the Exchangeable Shares an amount equal to the fair market value of all of the Exchangeable Elected Shares acquired by ExchangeCo in this step;

(e)	Exchangeable Share Matters. Simultaneously with the step set out in Section 2.4(c):

(i)	Adam, CallCo and ExchangeCo shall execute the Exchangeable Share Support Agreement and such agreement shall become binding on Adam, CallCo and ExchangeCo;

(ii)	Adam, CallCo, ExchangeCo, HoldCo and the Trustee shall execute the Voting and Exchange Trust Agreement and such agreement shall become binding on Adam, CallCo, ExchangeCo, HoldCo and the Trustee; and

(iii)	in satisfaction of its undertaking to do so provided in Section 2.4(b)(iv)(A)(II) Adam shall, in accordance with the Voting and Exchange Trust Agreement, allot and issue to a designated account of HoldCo with a participant in CDS the HoldCo Adam Shares, and all rights of Exchangeable Elected Shareholders as third party beneficiaries under the Voting and Exchange Trust Agreement shall be received by them as part of the ancillary rights receivable by them under Section 2.4(d);

(f)	Addition to Adam Share Capital and Share Premium Account: Simultaneously with the steps set out in Sections 2.4(c) and 2.4(e)(iii), an amount equal to the aggregate fair market value of the Adam Consideration Shares shall be reflected in the share capital and share premium account of Adam.

(g)	Thor Options: Simultaneously with the step set out in Section 2.4(c):

(i)	each Thor Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be exchanged for a Thor Replacement Option over a number of Adam Shares equal to the product of (A) the number of Thor Shares subject to the Thor Option immediately before the Effective Time, multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance or transfer of a fraction of an Adam Share on any particular exercise of Thor Replacement Options, then the number of Adam Shares otherwise issued or transferred upon such exercise shall be rounded down to the nearest whole number of Adam Shares;

(ii)	the exercise price per Adam Share subject to any such Thor Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Thor Share under the exchanged Thor Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of Thor Options for Thor Replacement Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Thor Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount of the Thor Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the Thor Option immediately before such exchange; and

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(iii)	the terms and conditions of any Thor Replacement Option, including the term to expiry and conditions to and manner of exercising and vesting schedule, will be the same as the Thor Option for which it was exchanged, each Thor Replacement Option shall be governed by the terms of the Thor Option Plan (which shall be assumed by Adam) and any document evidencing a Thor Option shall thereafter evidence such Thor Replacement Option (in each case, subject to any adjustments contemplated by this Section 2.4(g)).

(h)	Thor PDSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor PDSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor PDSU”):

(i)	such Pre-Adjustment Thor PDSU shall be adjusted by multiplying such Pre-Adjustment Thor PDSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor PDSU formerly held by such holder, hold the number of Thor PDSUs as is equal to the product of such adjustment (the “Adjusted Thor PDSUs”);

(ii)	upon the redemption or settlement of such Adjusted Thor PDSUs following the Effective Time, each such Adjusted Thor PDSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PDSU Plan, with reference to the Fair Market Value on such Adjusted Thor PDSU’s Filing Date of an Adam Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Thor PDSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Thor PDSU) and/or the Performance Conditions applicable to such Adjusted Thor PDSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and

(iv)	such Adjusted Thor PDSUs shall remain outstanding and governed by the terms of the Thor PDSU Plan and any document evidencing the applicable Pre-Adjustment Thor PDSU (subject to the adjustments contemplated by this Section 2.4(h), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(i)	Thor PSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor PSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor PSU”):

(i)	such Pre-Adjustment Thor PSU shall be adjusted by multiplying such Pre-Adjustment Thor PSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor PSU formerly held by such holder, hold the number of Thor PSUs as is equal to the product of such adjustment (the “Adjusted Thor PSUs”);

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(ii)	upon the vesting of such Adjusted Thor PSUs following the Effective Time, each such Adjusted Thor PSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PSU Plan, with reference to the Fair Market Value on the date of vesting of an Adam Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Thor PSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Thor PSU) and/or the Performance Conditions applicable to such Adjusted Thor PSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and

(iv)	such Adjusted Thor PSUs shall remain outstanding and governed by the terms of the Thor PSU Plan and any document evidencing the applicable Pre-Adjustment Thor PSU (subject to the adjustments contemplated by this Section 2.4(i), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(j)	Thor RSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor RSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor RSU”):

(i)	such Pre-Adjustment Thor RSU shall be adjusted by multiplying such Pre-Adjustment Thor RSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor RSU formerly held by such holder, hold the number of Thor RSUs as is equal to the product of such adjustment (the “Adjusted Thor RSUs”);

(ii)	upon the vesting of such Adjusted Thor RSUs following the Effective Time, each such Adjusted Thor RSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor RSU Plan, with reference to the Fair Market Value on the date of vesting of an Adam Share (and such cash payment shall be the Payment Value for such Adjusted Thor RSUs); and

(iii)	such Adjusted Thor RSUs shall remain outstanding and governed by the terms of the Thor RSU Plan and any document evidencing the applicable Pre-Adjustment Thor RSU (subject to the adjustments contemplated by this Section 2.4(j));

(k)	Thor DSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor DSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor DSU”):

(i)	such Pre-Adjustment Thor DSU shall be adjusted by multiplying such Pre-Adjustment Thor DSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor DSU formerly held by such holder, hold the number of Thor DSUs as is equal to the product of such adjustment (the “Adjusted Thor DSUs”);

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(ii)	upon the redemption or settlement of such Adjusted Thor DSUs following the Effective Time, each such Adjusted Thor DSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor DSU Plan, with reference to the Fair Market Value on such Adjusted Thor DSU’s Filing Date of an Adam Share (and such cash payment shall be the Payment Value for such Adjusted Thor DSUs); and

(iii)	such Adjusted Thor DSUs shall remain outstanding and governed by the terms of the Thor DSU Plan and any document evidencing the applicable Pre-Adjustment Thor DSU (subject to the adjustments contemplated by this Section 2.4(k)); and

(l)	Securities Registers. Following the foregoing steps, on the Effective Date, each of Thor, Adam, ExchangeCo and CallCo shall make the appropriate entries in its applicable securities registers to reflect the matters referred to in this Section 2.4.

For greater certainty, none of the foregoing steps shall occur unless all of the foregoing steps occur.

2.5	Fully Paid and Non-Assessable Shares.

All Exchangeable Shares, ExchangeCo Shares, ExchangeCo Deferred Shares, CallCo Shares and Adam Closing Shares issued pursuant hereto shall be validly issued and outstanding as fully paid and non-assessable shares.

Article 3
Exchangeable Share ELECTION

3.1	Exchangeable Share Election.

(a)	Each beneficial owner of Thor Shares who, as at the Effective Time, is an Eligible Holder may elect with respect to any and all issued and outstanding Thor Shares (other than a Dissenting Thor Share) held by such holder immediately before the Effective Time to receive the Consideration to which he, she or it is entitled in the form of Adam Consideration Shares, Exchangeable Consideration Shares or a combination of Adam Consideration Shares and Exchangeable Consideration Shares (the “Exchangeable Share Election”).

(b)	The Exchangeable Share Election shall be made by a Thor Shareholder (or if applicable, by the registered holder of Thor Shares on such beneficial owner’s behalf) by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Thor Shareholder’s election, together with certificates (if any) representing such Eligible Holder’s Thor Shares. Thor shall provide at least two (2) Business Days’ notice of the Election Deadline to Thor Shareholders by means of a news release disseminated on a newswire; provided that, the Election Deadline, once set, may be extended by Thor to a subsequent date prior to the Effective Date and Thor shall promptly announce any such extension and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be as agreed by Adam and Thor (acting reasonably), provided that at least one (1) Business Day of advance notice thereof shall have been provided by Thor to Thor Shareholders by means of a news release disseminated on a newswire.

(c)	Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Thor Shareholder except as may be expressly provided in the Letter of Transmittal and Election Form.

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(d)	Any Thor Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.1 or of the Letter of Transmittal and Election Form, shall be treated as not having made the Exchangeable Share Election and shall not be entitled to exchange the Thor Shares held by such Thor Shareholder for Exchangeable Consideration Shares under the Arrangement.

3.2	Tax Election.

Each beneficial owner of Thor Shares who is an Eligible Holder, and who has made a valid Exchangeable Share Election (or for whom the registered holder has made a valid Exchangeable Share Election on such beneficial owner’s behalf) to receive Exchangeable Consideration Shares for any of its Thor Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax law), with respect to the transfer of its Exchangeable Elected Shares to ExchangeCo and the receipt of Exchangeable Consideration Shares in respect thereof by providing the Tax Election Package to ExchangeCo within seventy-five (75) days following the Effective Date, duly completed with the details of the number of Exchangeable Elected Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the Tax Election Package being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the relevant forms shall be signed by ExchangeCo and returned to such former beneficial owner of Thor Shares within seventy-five (75) days after the receipt thereof by ExchangeCo for filing with the CRA (or the applicable Tax Authority) by such former beneficial owner. ExchangeCo shall not be responsible for the proper or accurate completion of the Tax Election Package and, except for ExchangeCo’s obligation to return (within seventy-five (75) days after the receipt thereof by ExchangeCo) duly completed election forms which are received by ExchangeCo within seventy-five (75) days of the Effective Date, ExchangeCo shall not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Thor Shares to properly and accurately complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). ExchangeCo has no obligation to sign and return any Tax Election Packages received more than seventy-five (75) days following the Effective Date, other than in its sole and absolute discretion.

Article 4
EXCHANGE OF SHARES; THOR SHARE CERTIFICATES; FRACTIONAL SHARES

4.1	Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares.

(a)	On the Effective Date, ExchangeCo shall deliver or cause to be delivered to the Depositary the aggregate number of Exchangeable Consideration Shares to be delivered pursuant to Section 2.4(d), which Exchangeable Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, the Exchangeable Elected Shareholders for distribution to such Exchangeable Elected Shareholders in accordance with the provisions of this Article 4.

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(b)	Upon delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of any Exchangeable Elected Shares to be exchanged for Exchangeable Consideration Shares under the Arrangement and such other documents and instruments as the Depositary may reasonably require, and upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such Exchangeable Elected Shares, such former holder of Exchangeable Elected Shares shall be entitled to receive in exchange therefor in respect of such Exchangeable Elected Shares, and the Depositary shall deliver to such Exchangeable Elected Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), the relevant number of Exchangeable Consideration Shares which such Exchangeable Elected Shareholder has the right to receive (together with any dividends or other distributions or returns of capital with respect thereto pursuant to Section 4.8), and the certificate (if any) so surrendered shall forthwith be cancelled.

(c)	Until surrendered as contemplated by this Section 4.1, any certificate which immediately prior to the Effective Time represented one or more outstanding Exchangeable Elected Shares shall be deemed at all times after the Effective Time to represent (in respect of the Exchangeable Elected Shares that were represented by such certificate immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) the relevant number of Exchangeable Consideration Shares as contemplated by this Section 4.1 and certain ancillary rights receivable hereunder, (ii) the net cash proceeds from the sale of any fractional interests provided for in Section 4.4 and (iii) on the appropriate payment date, (A) any dividends or other distributions or returns of capital with a record date after the Effective Time declared, paid or payable with respect to Exchangeable Shares as contemplated by Section 4.8 and (B) any dividends or other distributions or returns of capital with a record date prior to the Effective Time declared, paid or payable with respect to Thor Shares.

4.2	Exchange of Thor Shares for Adam Consideration Shares.

(a)	On the Effective Date, Adam shall deliver or cause to be delivered to the Depositary the aggregate number of Adam Consideration Shares to be delivered pursuant to Section 2.4(c), which Adam Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, such former Thor Shareholders who shall receive Adam Consideration Shares in connection with the Arrangement for distribution to such former Thor Shareholders in accordance with the provisions of this Article 4.

(b)	Upon delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of any Thor Shares to be exchanged for Adam Consideration Shares under the Arrangement and such other documents and instruments as the Depositary may reasonably require, and upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such Thor Shares, such former holder of Thor Shares shall be entitled to receive in exchange therefor in respect of such Thor Shares, and the Depositary shall deliver to such former Thor Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), the relevant number of Adam Consideration Shares which such former Thor Shareholder has the right to receive (together with any dividends or other distributions or returns of capital with respect thereto pursuant to Section 4.8), and the certificate (if any) so surrendered shall forthwith be cancelled.

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(c)	Until surrendered as contemplated by this Section 4.2, any certificate which immediately prior to the Effective Time represented one or more outstanding Thor Shares that were exchanged for the Adam Consideration Shares under the Arrangement shall be deemed at all times after the Effective Time to represent (in respect of the Thor Shares that were exchanged for Adam Consideration Shares under the Arrangement that were represented by such certificate immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) the relevant number of Adam Consideration Shares as contemplated by this Section 4.2, (ii) the net cash proceeds from the sale of any fractional interests provided for in Section 4.4 and (iii) on the appropriate payment date, (A) any dividends or other distributions or returns of capital with a record date after the Effective Time declared, paid or payable with respect to Adam Consideration Shares as contemplated by Section 4.8 and (B) any dividends or other distributions or returns of capital with a record date prior to the Effective Time declared, paid or payable with respect to Thor Shares.

4.3	Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Thor Shares that were transferred or exchanged, as applicable, pursuant to Section 2.4 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall (a) issue and deliver in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to this Plan of Arrangement and (b) deliver any other amounts such holder is entitled to receive pursuant to Sections 4.4 and 4.8. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be issued and delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Thor, Adam and the Depositary (acting reasonably) in such sum as Thor or Adam may direct, or otherwise indemnify Thor and Adam in a manner satisfactory to Adam, ExchangeCo and Thor acting reasonably, against any claim that may be made against Adam, ExchangeCo and Thor with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	No Fractional Shares.

(a)	In the event that a Thor Shareholder is entitled to receive a fractional interest in an Adam Consideration Share pursuant to Section 2.4(c), the number of Adam Consideration Shares to be delivered to such Thor Shareholder pursuant to Section 4.2 shall be rounded down to the nearest whole Adam Consideration Share. Any such entitlements to fractional Adam Consideration Shares will be aggregated, rounded down to the nearest whole Adam Consideration Share (the fractional portion of such aggregate number of Adam Consideration Shares eliminated when rounding down, which for greater certainty shall be less than one Adam Consideration Share in the aggregate, the “Fractional Adam Consideration Share Entitlement”) and sold in the market by the Depositary, on behalf of the former Thor Shareholders entitled to receive a fractional interest in an Adam Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX, JSE or LSE, at the Depositary’s discretion. The Depositary shall use its commercially reasonable efforts to complete the sale of such Adam Consideration Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. The net proceeds of such sales after deduction of all expenses, transfer Taxes and commissions incurred in connection with such sales (such aggregate net proceeds received by the Depositary divided by the number of Adam Consideration Shares sold by the Depositary on the TSX, JSE or LSE pursuant to this Section 4.4(a) being the “Net Proceeds Amount Per Adam Share”), together with an amount in cash to be deposited by Adam with the Depositary in respect of the Fractional Adam Consideration Share Entitlement equal to the product of the Fractional Adam Consideration Share Entitlement multiplied by the Net Proceeds Amount Per Adam Share, will be held by the Depositary in trust for such former Thor Shareholders entitled to receive a fractional interest in an Adam Consideration Share, and such aggregate cash amount shall be paid by the Depositary in due proportions to such former Thor Shareholders. Any cash payment to a Thor Shareholder pursuant to this Section 4.4(a) that includes a fraction of a cent shall be rounded down to the nearest whole cent.

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(b)	In the event that an Exchangeable Elected Shareholder is entitled to receive a fractional interest in an Exchangeable Consideration Share pursuant to Section 2.4(d), the number of Exchangeable Consideration Shares to be delivered to such Exchangeable Elected Shareholder pursuant to Section 4.1 shall be rounded down to the nearest whole Exchangeable Consideration Share. Any such entitlements to fractional Exchangeable Consideration Shares will be aggregated, rounded down to the nearest whole Exchangeable Consideration Share (the fractional portion of such aggregate number of Exchangeable Consideration Shares eliminated when rounding down, which for greater certainty shall be less than one Exchangeable Consideration Share in the aggregate, the “Fractional Exchangeable Consideration Share Entitlement”) and either, at the Depositary’s discretion: (i) sold in the market by the Depositary, on behalf of the Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX (if the Exchangeable Shares are listed and posted for trading on the TSX); or (ii) exchanged into Adam Shares by the Depositary in accordance with the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement, and such Adam Shares transferred to the Depositary on such exchange will be sold in the market by the Depositary, on behalf of the Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX, JSE or LSE, at the Depositary’s discretion. The Depositary shall use its commercially reasonable efforts to complete the sale of such Exchangeable Consideration Shares and/or Adam Shares, as applicable, as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. The net proceeds of such sales after deduction of all expenses, transfer Taxes and commissions incurred in connection with such sales (such aggregate net proceeds received by the Depositary divided by the aggregate number of Exchangeable Consideration Shares and Adam Shares sold by the Depositary on the TSX, JSE or LSE pursuant to this Section 4.4(b) being the “Net Proceeds Amount Per Exchangeable Share”), together with an amount in cash to be deposited by ExchangeCo with the Depositary in respect of the Fractional Exchangeable Consideration Share Entitlement equal to the product of the Fractional Exchangeable Consideration Share Entitlement multiplied by the Net Proceeds Amount Per Exchangeable Share, will be held by the Depositary in trust for such Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, and such aggregate cash amount shall be paid by the Depositary in due proportions to such Exchangeable Elected Shareholders. Any cash payment to an Exchangeable Elected Shareholder pursuant to this Section 4.4(b) that includes a fraction of a cent shall be rounded down to the nearest whole cent.

4.5	No Liens.

Any exchange or transfer of Thor Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

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4.6	Withholding Taxes.

Adam, ExchangeCo, CallCo, Thor and the Depositary shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person under this Plan of Arrangement and from all consideration, dividends, interest or other amounts payable or distributed to any former Thor Shareholder or former holder of Thor Incentive Awards such amounts as Adam, ExchangeCo, CallCo, Thor or the Depositary are required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable (where applicable) to a former Thor Shareholder or former holder of Thor Incentive Awards, Adam, ExchangeCo, CallCo, Thor and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Adam, ExchangeCo, CallCo, Thor or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Adam, ExchangeCo, CallCo, Thor or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.7	Stamp Taxes.

While no Stamp Taxes are, on the basis of applicable Laws in force as at the date of this Plan of Arrangement, anticipated to be payable in the United Kingdom or elsewhere in connection with the exchange of Exchangeable Shares for Adam Shares pursuant to the Exchangeable Share Provisions, holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Adam, its Affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or issuance of such Exchangeable Shares or their exchange for Adam Shares, and transferees of Adam Shares or Persons to whom Adam Shares are delivered (in each case other than Adam, its Affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Adam Shares, in each case, whether arising as a result of a change of law or otherwise. In no event will Adam, CallCo, or any of their respective Affiliates or the Depositary be responsible for any such Stamp Taxes.

4.8	Post-Effective Time Dividends and Distributions.

No dividends or other distributions or returns of capital payable on or in respect of Adam Consideration Shares or Exchangeable Consideration Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Thor Shares that were transferred pursuant to Section 2.4 in respect of which Adam Consideration Shares or Exchangeable Consideration Shares were issued pursuant to the Arrangement. All dividends and other distributions or returns of capital payable on or in respect of Adam Consideration Shares or Exchangeable Consideration Shares held by the Depositary with a record date after the Effective Time shall be paid by Adam or ExchangeCo as applicable to the Depositary and shall be held by the Depositary in trust for the former holders of Thor Shares entitled to receive such Adam Consideration Shares or Exchangeable Consideration Shares pursuant to the Arrangement, in each case until delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such Thor Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any such certificate or certificates (or affidavit in accordance with Section 4.3) which, immediately prior to the Effective Time, represented such Thor Shares in accordance with Sections 4.1 or 4.2, as applicable, or until surrendered and/or forfeited in accordance with Section 4.9. Subject to applicable Laws, following the delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such Thor Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates (or affidavit in accordance with Section 4.3) which, immediately prior to the Effective Time, represented such Thor Shares, in accordance with Sections 4.1 or 4.2, as applicable, the Depositary shall pay to the applicable former holder of Thor Shares, without interest, the amount of dividends or other distributions or returns of capital with a record date after the Effective Time theretofore paid with respect to such Adam Consideration Shares or Exchangeable Consideration Shares to which such holder is entitled pursuant to the Arrangement.

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4.9	Limitation and Proscription.

To the extent that a former Thor Shareholder shall not have complied with the provisions of Sections 4.1 and 4.2 on or before the date that is three (3) years after the Effective Date (the “final proscription date”), then the Consideration that such former Thor Shareholder was entitled to receive shall be deemed to have been surrendered to ExchangeCo (in the case of the Exchangeable Consideration Shares) and Adam (in the case of Adam Consideration Shares) in each case for cancellation for no consideration and shall be delivered to ExchangeCo or Adam, as applicable, by the Depositary and the interest of the former Thor Shareholder in such Consideration (and any dividend or other distribution or return of capital referred to in Section 4.8) to which it was entitled shall be terminated as of the final proscription date, and the certificates formerly representing Thor Shares, if any, shall cease to represent a right or claim of any kind or nature as of the final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any Thor Shareholder to receive the Consideration for Thor Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to ExchangeCo. For greater certainty, no former Thor Shareholder shall have any right, claim or interest of any kind or nature whatsoever in respect of Thor Shares from and after the final proscription date, including, any entitlement to receive any Consideration for any reason, or any entitlement to dividends, distributions or returns of capital, or other interests, on or in respect of Thor Shares or the Consideration, and in accordance with this Section 4.9 all such rights and interests of former Thor Shareholders shall be deemed to have been surrendered to Adam or ExchangeCo, as applicable, and forfeited by such former Thor Shareholders for no consideration as of the final proscription date.

Article 5
DISSENT RIGHTS

5.1	Dissent Rights.

(a)	In connection with the Arrangement, registered Thor Shareholders as at the record date for the Thor Meeting may exercise Dissent Rights with respect to Thor Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Thor not later than 5:00 p.m. two (2) days (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) immediately preceding the date of the Thor Meeting (as such meeting may be adjourned or postponed from time to time). Registered Thor Shareholders who exercise such Dissent Rights and who:

(i)	are ultimately determined to be entitled to be paid fair value for their Dissenting Thor Shares (A) shall be deemed not to have participated in the transactions in Section 2.4 (other than Section 2.4(a)), (B) shall be paid an amount equal to such fair value by Thor which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) before the Arrangement Resolution was adopted and (C) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Thor Shareholders not exercised their Dissent Rights in respect of such Thor Shares and such Thor Shareholders shall be deemed to have transferred their Dissenting Thor Shares to Thor pursuant to Section 2.4(a), or

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(ii)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Thor Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Thor Shares and shall be entitled to receive only the Adam Consideration Shares pursuant to Section 2.4(c) and other rights as set out in Article 4 that such Thor Shareholder would have received pursuant to the Arrangement if such Thor Shareholder had not exercised Dissent Rights and did not make a valid Exchangeable Share Election, but further provided that in no case shall Thor, Adam, ExchangeCo, CallCo or any other Person be required to recognize Thor Shareholders who exercise Dissent Rights as Thor Shareholders after the Effective Time, and the names of such Thor Shareholders who exercise Dissent Rights shall be removed from the registers of Thor Shares at the Effective Time.

(b)	For greater certainty, in addition to any other restrictions in the Interim Order, none of the following Persons shall be entitled to exercise Dissent Rights: (a) any holder of Thor Incentive Awards; (b) any Person (including any beneficial owner of Thor Shares) who is not a registered holder of Thor Shares; and (c) any Thor Shareholder who votes or has instructed a proxyholder to vote its Thor Shares in favour of the Arrangement Resolution.

Article 6
AMENDMENT

6.1	Amendment of this Plan of Arrangement.

(a)	Thor and Adam reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by Adam and Thor in writing; (ii) if made following the Thor Meeting, approved by the Court; and (iii) communicated to Thor Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Thor and Adam, may be proposed by Thor or Adam at any time prior to or at the Thor Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Thor Shareholders shall become part of this Plan of Arrangement for all purposes.

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(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Thor Meeting shall be effective only: (i) if it is consented to by Thor and Adam (each acting reasonably); and (ii) if required by the Court or applicable Law, it is consented to by some or all of the Thor Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Adam and Thor, provided that it concerns a matter that, in the reasonable opinion of Adam and Thor, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Thor Shareholders or holders of Thor Incentive Awards.

Article 7
TERMINATION

7.1	Termination.

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Arrangement Agreement.

Article 8
U.S. Securities Laws

8.1	U.S. Securities Laws.

Thor and Adam intend that the issuance of the securities under this Plan of Arrangement, including the Exchangeable Consideration Shares, the Adam Closing Shares and the Thor Replacement Options under this Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof, and each of Thor and Adam shall take such reasonable actions as shall be required to facilitate reliance on such exemption in connection with the Arrangement.

Article 9
cALL RIGHTS

9.1	Call Rights.

Each of Adam and CallCo shall be entitled to exercise the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right (each as defined in the Exchangeable Share Provisions) in accordance with the terms of the Exchangeable Share Provisions and the Voting and Exchange Trust Agreement.

Article 10
FURTHER ASSURANCES

10.1	Further Assurances.

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of Thor and Adam will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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10.2	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Thor Shares and Thor Incentive Awards issued prior to the Effective Time; (b) the rights and obligations of the registered and beneficial holders of Thor Shares, the holders of Thor Incentive Awards, Thor, Adam, ExchangeCo, CallCo, the Depositary, the Trustee, and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Thor Shares and Thor Incentive Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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ANNEX A
TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions (it being understood that all references to the “Company” in this Annex A shall be a reference to ExchangeCo, a corporation existing under the laws of Canada)

1.	Interpretation

(a)	Definitions. For the purposes of these Exchangeable Share Provisions:

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person;

“Anglo Teck” means Anglo American plc (to be renamed Anglo Teck plc on the Effective Date), a public company incorporated under the laws of England and Wales;

“Anglo Teck Control Transaction” means:

(i)	a Takeover Offer;

(ii)	a Takeover Scheme;

(iii)	any type of “offer” within the meaning of the City Code as a result of which any Person will become the holder of more than 50% of the Anglo Teck Shares in issue at the Anglo Teck Control Transaction Effective Date (for this purpose inclusive of any Anglo Teck Shares held by HoldCo but excluding the Charitable Trust Shares); or

(iv)	the sale or disposal by Anglo Teck of all or substantially all of its assets other than to an affiliate of Anglo Teck;

“Anglo Teck Control Transaction Effective Date” means: (i) in the case of a Takeover Offer, the date on which such Takeover Offer becomes unconditional in accordance with the City Code; (ii) in the case of a Takeover Scheme, the date on which the UK court sanctions the Takeover Scheme in accordance with Part 26 of Companies Act, and (iii) in the case of any other Anglo Teck Control Transaction, the date on which such Anglo Teck Control Transaction becomes wholly unconditional (other than in respect of any conditions that can only be satisfied upon such Anglo Teck Control Transaction becoming fully effective in accordance with its terms);

“Anglo Teck Dividend Declaration Date” means the date on which the board of directors of Anglo Teck declares any dividend or other distribution or return of capital on or in respect of the Anglo Teck Shares;

“Anglo Teck Shares” means ordinary shares of $0.62385531135531 each in the capital of Anglo Teck;

“Anglo Teck Successors” has the meaning ascribed thereto in Section 14(b)(ii);

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“Arrangement Agreement” means the arrangement agreement dated September 9, 2025 between Anglo Teck plc (fka as Anglo American plc) and Teck Resources Limited, a corporation existing under the laws of Canada, as amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Automatic Exchange Right” has the meaning ascribed thereto in the Voting and Exchange Trust Agreement;

“Board of Directors” means the board of directors of the Company;

“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator on behalf of the Company in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

“Book-Entry Holder” means the Person that is the beneficial holder of a Book-Entry Share;

“Book-Entry Shares” means the Exchangeable Shares held through a Book-Based System;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada, London, England, United Kingdom or Saint Helier, Jersey;

“CallCo” means [•], a corporation existing under the laws of Canada and a wholly-owned subsidiary of Anglo Teck;

“Canadian Dollar Equivalent” means, at any date, in respect of any amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) as of such date, the product obtained by multiplying (i) the Foreign Currency Amount by (ii) the daily exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such daily exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

“Change of Law” means: (i) any change or imminent change in applicable laws (including tax laws) as a result of which maintaining the structure associated with the Exchangeable Shares would be materially adverse to Anglo Teck; or (ii) any amendment to the Tax Act and other applicable provincial income tax laws that permits certain Canadian resident holders of the Exchangeable Shares to exchange their Exchangeable Shares for Anglo Teck Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

“Charitable Trust Shares” means the 98,906,534 Anglo Teck Shares (but subject to adjustments to reflect any subsequent changes in the share capital of Anglo Teck) held by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited;

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“City Code” means the UK City Code of Takeovers and Mergers;

“Common Shares” means the common shares in the capital of the Company;

“Companies Act” means the UK Companies Act 2006;

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertified securities operated by Euroclear UK & International Limited;

“Current Market Price” means, in respect of an Anglo Teck Share on any date, the average closing price of an Anglo Teck Share on the TSX during the period of 20 consecutive trading days ending on the third trading day immediately before such date (or if the Anglo Teck Shares trade on the TSX in a currency other than Canadian dollars, the Canadian Dollar Equivalent thereof) or, if the Anglo Teck Shares are not then listed on the TSX, then the Canadian Dollar Equivalent of the average closing price of an Anglo Teck Share on any of the other Stock Exchanges or any such other stock exchange or automated quotation system on which the Anglo Teck Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Anglo Teck Shares during such period does not reflect the fair market value of an Anglo Teck Share, then the Current Market Price of an Anglo Teck Share shall be determined by the Board of Directors, acting in good faith and based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate; and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error;

“Deferred Shares” means the deferred shares in the capital of the Company;

“Definitive Share” and/or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Exchangeable Shares;

“Depositary” has the meaning given to it in the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Exchangeable Shares” means the exchangeable shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth herein;

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of, redemption or retraction of or distribution of assets of the Company in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to these Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement:

(i)	the Current Market Price of one Anglo Teck Share; plus

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(ii)	an amount in cash equal to the aggregate amounts contemplated by limbs (ii) and (iv) of the definition of Exchangeable Share Price in Section 1(a); plus

(iii)	such other type of property (other than cash) contemplated by limb (iii) of the definition of Exchangeable Share Price in Section 1(a);

provided that:

(A)	the part of the consideration which represents limb (i) above shall in all cases be fully paid and satisfied only by the delivery of one Anglo Teck Share, such Anglo Teck Share to be duly and validly issued, fully paid and free of pre-emptive rights, except that in the event that Anglo Teck, the Company or CallCo pursuant to Section 22 are not required to transfer or deliver Anglo Teck Shares to the holder of any Exchangeable Shares registered to or beneficially held by a U.S. Holder in connection with the exercise by Anglo Teck or CallCo of the Liquidation Call Right or the Redemption Call Right or a redemption by the Company pursuant to Section 8, Anglo Teck, the Company or CallCo, as applicable may in its sole discretion, make the payment in limb (i) to such U.S. Holder of Exchangeable Shares in cash in lieu of Anglo Teck Shares, provided that if Anglo Teck Shares are not delivered to such U.S. Holder within the 90th day of the date that such Anglo Teck Shares would have been required to be delivered to such U.S. Holder, but for the application of Section 22, then Anglo Teck, the Company or CallCo, as applicable, shall make the payment in limb (i) to such U.S. Holder of Exchangeable Shares, in cash in lieu of Anglo Teck Shares no later than the first Business Day after such 90th day;

(B)	the part of the consideration which represents limb (iii) above shall in all cases be fully paid and satisfied only by delivery of such non-cash items;

(C)	in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and

(D)	in each case, any such consideration shall be paid without interest and less any tax required to be deducted or withheld therefrom;

“Exchangeable Share Price” means, at any time, for each Exchangeable Share, an amount equal to the aggregate of:

(i)	the Current Market Price of one Anglo Teck Share at such time;

(ii)	the full amount of all cash dividends or other cash distribution or cash return of capital declared, payable and unpaid, at such time, on such Exchangeable Share;

(iii)	the full amount of all non-cash dividends or other non-cash distribution or non-cash return of capital declared, payable and unpaid, at such time, on such Exchangeable Share; and

(iv)	the full amount, if any, of any dividend or other distribution or return of capital declared and payable or paid in respect of each Anglo Teck Share where, notwithstanding the Support Agreement, the same or an equivalent amount has not, at such time, been declared or paid on such Exchangeable Share in accordance herewith;

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“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions set out herein;

“Excluded Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote: (i) in their capacity as beneficiaries under the Voting and Exchange Trust Agreement; (ii) pursuant to sections 176(1)(b) or 176(1)(c) of the CBCA, section 183(4) of the CBCA (if the applicable amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle the holders of the Exchangeable Shares to vote as a separate class under sections 176(1)(b) or 176(1)(c) of the CBCA), or section 188 of the CBCA; or (iii) under the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and/or the Support Agreement; except, in the case of (ii) or (iii), (A) if such event occurs after the seventh (7th) anniversary of the Effective Date or (B) in circumstances where the holders of Exchangeable Shares are treated in an economically equivalent manner to holders of Anglo Teck Shares and in a manner which preserves the economic benefits of the Exchangeable Shares for such holders (which may be satisfied through the provision of cash or other consideration);

“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

“HoldCo” means [•], a corporation existing under the laws of Jersey;

“HoldCo Waiver” means the irrevocable and unconditional waiver by HoldCo dated on or around the Effective Date and entered into in connection with and pursuant to the Plan of Arrangement, pursuant to which HoldCo has waived its entitlement to any dividend or other distribution or other return of capital (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in, or by the transfer or issue of, Anglo Teck Shares (including any bonus issue of Anglo Teck Shares) which Anglo Teck and HoldCo agree, acting reasonably, is necessary or desirable to preserve economic and/or voting equivalence between the Anglo Teck Shares beneficially owned by Holdco and the Exchangeable Shares) on or in respect of the Anglo Teck Shares that are beneficially owned by HoldCo from time to time;

“Liquidation Amount” has the meaning ascribed thereto in Section 5(b);

“Liquidation Call Purchase Price” has the meaning ascribed thereto in Section 5(a)(i);

“Liquidation Call Right” has the meaning ascribed thereto in Section 5(a)(i);

“Liquidation Date” has the meaning ascribed thereto in Section 5(b);

“Other Corporation” has the meaning ascribed thereto in Section 13(c);

“Other Shares” has the meaning ascribed thereto in Section 13(c);

“Participants” means the participants in the Book-Based System;

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“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule A to the Arrangement Agreement, including any appendices thereto, and any amendments, modifications or supplements thereto made from time to time in accordance with its terms;

“Redemption Call Purchase Price” has the meaning ascribed thereto in Section 6(a);

“Redemption Call Right” has the meaning ascribed thereto in Section 6(a);

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the outstanding Exchangeable Shares, which date shall be no earlier than the fifteenth (15th) anniversary of the Effective Date, unless:

(i)	the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Anglo Teck and its affiliates) is less than fifteen (15%) percent of the number of Exchangeable Shares issued on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or share dividend on the Exchangeable Shares, any issue or distribution of rights to acquire or subscribe for Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine, upon at least 30 days’ prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee;

(ii)	there is an Anglo Teck Control Transaction (except where, (A) the consideration payable to holders of equity securities of Anglo Teck consists solely of equity securities in another Person (the “Acquiring Person”), and (B) the Board of Directors determines in good faith that, following the Anglo Teck Control Transaction Effective Date, holders of Exchangeable Shares will be entitled to (x) substantially equivalent economic and voting rights as a result of their holdings of Exchangeable Shares as the former holders of equity securities of Anglo Teck will have as a result of holding equity securities in the Acquiring Person, (y) rights to exchange their Exchangeable Shares for equity securities in the Acquiring Person on an economically substantially equivalent basis to that provided for in these Exchangeable Share Provisions prior to the Anglo Teck Control Transaction Effective Date but taking into account the terms of the Anglo Teck Control Transaction, and (z) other rights in relation to the Acquiring Person that are substantially equivalent to those in relation to Anglo Teck as provided for in these Exchangeable Share Provisions prior to the Anglo Teck Control Transaction Effective Date), then the Board of Directors may accelerate such Redemption Date to the Anglo Teck Control Transaction Effective Date for such Anglo Teck Control Transaction upon such number of days prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

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(iii)	(A) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of the Company (other than an Exempt Exchangeable Share Voting Event or an Excluded Exchangeable Share Voting Event) (an “Exchangeable Share Voting Event”); (B) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter contemplated by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) in any other commercially reasonable manner that does not result in the occurrence of an Exchangeable Share Voting Event; and (C) the holders of Exchangeable Shares fail to take the necessary action at a meeting of the Company’s shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the Exchangeable Share Voting Event, in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine (but provided the Redemption Date is not earlier than the Business Day following the date on which the latest of the events described in (A), (B) and (C) above occurs);

(iv)	(A) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of the Company in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares (an “Exempt Exchangeable Share Voting Event”); (B) the change is necessary to maintain the economic equivalence of the Exchangeable Shares and the Anglo Teck Shares; and (C) the holders of Exchangeable Shares fail to take the necessary action at a meeting of the Company’s shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the change, in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine (but provided the Redemption Date is not earlier than the Business Day following the day on which the holders of Exchangeable Shares fail to take such action); or

(v)	there is a Change of Law, in which case the Board of Directors may accelerate the Redemption Date to such date prior to the 15th anniversary of the Effective Date as it may determine, upon at least 30 days’ prior written notice to Anglo Teck, the holders of the Exchangeable Shares and the Trustee, provided, however, that the accidental failure or omission to give any notice of redemption to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption;

“Redemption Price” has the meaning ascribed thereto in Section 8(a);

“Retracted Shares” has the meaning ascribed thereto in Section 7(a)(i);

“Retraction Call Notice” has the meaning ascribed thereto in Section 7(b)(ii);

“Retraction Call Right” has the meaning ascribed thereto in Section 7(a)(i)(C);

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“Retraction Call Right Purchase Price” has the meaning ascribed thereto in Section 7(b)(i);

“Retraction Date” has the meaning ascribed thereto in Section 7(a)(i);

“Retraction Price” has the meaning ascribed thereto in Section 7(a)(i);

“Retraction Request” has the meaning ascribed thereto in Section 7(a)(i);

“Stamp Taxes” has the meaning ascribed thereto in Section 16(d).

“Stock Exchanges” means each of the TSX, the New York Stock Exchange, the London Stock Exchange and the Johannesburg Stock Exchange;

“Support Agreement” means the exchangeable share support agreement dated the Effective Date among Anglo Teck, the Company and CallCo entered into in connection with and pursuant to the Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“System Operator” means CDS or its nominee or any successor thereof;

“Takeover Offer” means any “takeover bid” or “takeover offer” (each as defined in the Companies Act) or similar tender offer (in each case) as a result of which any Person will become the holder of more than 50% of the Anglo Teck Shares in issue at the applicable Anglo Teck Control Transaction Effective Date (for this purpose inclusive of any Anglo Teck Shares held by HoldCo but excluding the Charitable Trust Shares);

“Takeover Scheme” means any scheme of arrangement under Part 26 of Companies Act to acquire Anglo Teck Shares as a result of which any Person will become the holder of more than 50% of the Anglo Teck Shares in issue at the applicable Anglo Teck Control Transaction Effective Date (for this purpose inclusive of any Anglo Teck Shares held by HoldCo but excluding the Charitable Trust Shares);

“Tax Act” means the Income Tax Act (Canada);

“Transfer Agent” means Computershare Investor Services Inc. or such other Person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares;

“Trustee” means Computershare Trust Company of Canada, a corporation organized and existing under the laws of Canada, being the trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“TSX” means the Toronto Stock Exchange;

“U.S. Prospectus” means a prospectus meeting the applicable requirements of the U.S. Securities Act for the sale or resale of the Anglo Teck Shares that may be transferred or delivered to holders of Exchangeable Shares by Anglo Teck or CallCo pursuant to these Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement;

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“U.S. Registration Statement” means a registration statement on an appropriate form under the U.S. Securities Act to register the sale or resale of any and all of the Anglo Teck Shares that may be transferred or delivered to holders of Exchangeable Shares by Anglo Teck or CallCo pursuant to these Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement;

“U.S. Holder” means a holder of securities who is a U.S. person as defined under Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement dated the Effective Date among Anglo Teck, the Company, CallCo, HoldCo and the Trustee entered into in connection with and pursuant to the Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

(b)	Interpretation Not Affected by Headings. The division of these Exchangeable Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified section of these Exchangeable Share Provisions.

(c)	Number and Gender. In these Exchangeable Share Provisions, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

(d)	Date of Any Action and Computation of Time. If the date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada, unless otherwise specified.

(e)	Currency. In these Exchangeable Share Provisions, unless otherwise stated, all references to sums of money are expressed in Canadian dollars.

(f)	Statutes. Any reference to a statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.

(g)	Other Definitional and Interpretive Provisions.

(i)	References to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(ii)	References to any contract or agreement are to that contract or agreement as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(iii)	References to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

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2.	Ranking of Exchangeable Shares

The Exchangeable Shares shall be entitled to a preference over the Common Shares, the Deferred Shares and any other shares ranking junior to the Exchangeable Shares: (a) with respect to the payment of dividends or other distributions or returns of capital as and to the extent provided in Section 3 and (b) with respect to the payment of any other dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section 5.

3.	Dividends and Distributions

(a)	Dividends and Distributions. A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Anglo Teck Dividend Declaration Date, declare a dividend or other distribution or return of capital on each Exchangeable Share:

(i)	in the case of a cash dividend or other cash distribution or cash return of capital declared on or in respect of the Anglo Teck Shares, in an amount in cash for each Exchangeable Share equal to the Canadian dollar equivalent of such cash dividend or other cash distribution or cash return of capital declared on or in respect of each Anglo Teck Share as determined by Anglo Teck acting reasonably in accordance with its general dividend payment processes; provided, however, that in the case of a cash distribution or cash return of capital, to the extent the Board of Directors determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act), the Company will (or if such distribution or return of capital would be treated as a deemed dividend under the Tax Act, may), in lieu of such cash distribution or cash return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) dividend on the outstanding Exchangeable Shares;

(ii)	in the case of a share dividend or other share distribution or return of capital declared on or in respect of the Anglo Teck Shares to be paid or otherwise satisfied in Anglo Teck Shares (including any bonus issuance of Anglo Teck Shares), to be paid or otherwise satisfied by the issue by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Anglo Teck Shares to be issued or distributed on or in respect of on each Anglo Teck Share on the Anglo Teck Dividend Declaration Date; provided, however, that (A) the Company may, in lieu of such issue of Exchangeable Shares, elect to effect a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Sections 3(e) and 3(f)) subdivision of the outstanding Exchangeable Shares or (B) in the case of a distribution or return of capital to be paid or otherwise satisfied in Anglo Teck Shares, to the extent the Board of Directors determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act) and to the extent the Company does not elect to effect a contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares as contemplated by (A) above, the Company will (or if such distribution or return of capital would be treated as a deemed dividend under the Tax Act, may), in lieu of such distribution or return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Section 3(e) and 3(f)) dividend on the outstanding Exchangeable Shares; or

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(iii)	in the case of a dividend or other distribution or return of capital declared on or in respect of the Anglo Teck Shares to be paid or otherwise satisfied in property other than cash or Anglo Teck Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) to the type and amount of property declared as a dividend or other distribution or return of capital on or in respect of each Anglo Teck Share on the Anglo Teck Dividend Declaration Date; and provided, however, that in the case of a distribution or return of capital, to the extent the Board of Directors determines, in good faith and in its sole discretion, that an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act), the Company will, in lieu of such distribution or return of capital, elect to declare and pay a contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) dividend on the outstanding Exchangeable Shares, such dividends or other distributions or returns of capital shall be paid out of money, assets or property of the Company (less any amounts withheld pursuant to Section 16(c)) properly applicable to the payment of dividends or other distributions or returns of capital, out of authorized but unissued Exchangeable Shares of the Company or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions or returns of capital other than or in excess of the dividends or other distributions or returns of capital referred to in this Section 3(a).

(b)	Payments of Dividends and Distributions. Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends or other cash distributions or returns of capital contemplated by Section 3(a)(i) and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend or other cash distribution or return of capital represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares or written evidence of the book entry issuance or transfer to the registered holder of Exchangeable Shares shall be delivered in respect of any share dividends or other share distributions or returns of capital contemplated by Section 3(a)(ii) or any subdivision of the Exchangeable Shares under Sections 3(a)(ii) and 3(e)(v), and the sending of such certificates or written evidence to each holder of an Exchangeable Share shall satisfy the share dividend or other distribution or return of capital represented thereby. Such other type and amount of property in respect of any dividends or other distributions or returns of capital contemplated by Section 3(a)(iii) shall be issued, distributed or transferred by the Company in such manner as it shall determine, and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend or other distribution or return of capital represented thereby. Subject to the requirements of applicable law with respect to unclaimed property, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend or other distribution or return of capital that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend or other distribution or return of capital was payable.

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(c)	Record and Payment Dates.

(i)	The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution or return of capital declared on or in respect of the Exchangeable Shares under Section 3(a) shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution or return of capital declared on or in respect of the Anglo Teck Shares.

(ii)	The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any subdivision of the Exchangeable Shares under Sections 3(a)(ii) and 3(f), and the effective date of such subdivision, shall be the same dates as the record and payment date, respectively, for the corresponding share dividend or other distribution or return of capital declared on or in respect of the Anglo Teck Shares.

(d)	Partial Payment. If on any payment date for any dividends or other distributions or returns of capital declared on or in respect of the Exchangeable Shares under Section 3(a) the dividends or other distributions or returns of capital are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions or returns of capital that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Company shall have sufficient moneys, assets or property properly applicable to the payment of such dividends or other distributions or returns of capital.

(e)	Economic Equivalence. The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified third party financial or other advisors as the Board of Directors may determine), “economic equivalence” for the purposes of these Exchangeable Share Provisions and each such determination shall be conclusive and binding on the Company and its shareholders, absent manifest error. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i)	in the case of any share dividend or other share distribution or return of capital payable or otherwise to be satisfied in Anglo Teck Shares (including by way of bonus issue of Anglo Teck Shares), the number of Anglo Teck Shares issued as a result of such share dividend or other share distribution or return of capital in proportion to the number of Anglo Teck Shares outstanding immediately prior to such share dividend or other share distribution or return of capital;

(ii)	in the case of the issuance or distribution of any rights, options, warrants or any other form of instruments to subscribe for or purchase Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares), the relationship between the exercise price of each such right, option, warrant or instrument, the number of such rights, options, warrants or other instruments to be issued or distributed in respect of each Anglo Teck Share and the Current Market Price of an Anglo Teck Share, the price volatility of the Anglo Teck Shares and the terms of any such instrument;

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(iii)	in the case of the issuance or distribution of any other form of property (including any shares or securities of Anglo Teck of any class other than Anglo Teck Shares, any rights, options, warrants or other instruments (other than those referred to in Section 3(e)(ii)), any evidences of indebtedness of Anglo Teck or any assets of Anglo Teck or any of its affiliates), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Anglo Teck Share and the Current Market Price of an Anglo Teck Share;

(iv)	in the case of any subdivision, redivision or change of the then outstanding Anglo Teck Shares into a greater number of Anglo Teck Shares or the reduction, combination, consolidation or change of the then outstanding Anglo Teck Shares into a lesser number of Anglo Teck Shares or any amalgamation, scheme of arrangement, merger, arrangement, reorganization or other transaction affecting Anglo Teck Shares or redenomination of Anglo Teck Shares, the effect thereof upon the then outstanding Anglo Teck Shares; and

(v)	in all such cases, the general taxation consequences of the relevant event to beneficial owners of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to beneficial owners of Anglo Teck Shares as a result of differences between taxation laws of Canada and the United Kingdom (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of beneficial owners of Exchangeable Shares).

(f)	Subdivision on Share Dividend. In the case of a share dividend or other share distribution or return of capital declared on or in respect of Anglo Teck Shares to be paid or otherwise satisfied in Anglo Teck Shares (including any bonus issuance of Anglo Teck Shares), in lieu of declaring the share dividend or other distribution or return of capital on the Exchangeable Shares to be paid by the issue Exchangeable Shares as contemplated by Section 3(a)(ii), the Board of Directors may, in good faith and in its sole discretion and subject to applicable law and to obtaining all required regulatory approvals, subdivide, redivide or change each issued and unissued Exchangeable Share on the basis that each Exchangeable Share before such subdivision, redivision or change becomes a number of Exchangeable Shares equal to the sum of (i) one Anglo Teck Share and (ii) the number of Anglo Teck Shares to be paid or otherwise distributed as a share dividend or other share distribution or return of capital on or in respect of each Anglo Teck Share. In such instance, and notwithstanding any other provision hereof, such subdivision, redivision or change, shall become effective on the payment date specified in Section 3(c)(ii) without any further act or formality on the part of the Board of Directors or of the holders of Exchangeable Shares. For greater certainty, subject to applicable law, no approval of the holders of Exchangeable Shares to an amendment to the articles of the Company shall be required to give effect to such subdivision, redivision or change.

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4.	Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 12(b):

(a)	pay any dividends or other distributions or returns of capital on the Common Shares, the Deferred Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or returns of capital, other than share dividends or other share distributions or other returns of capital payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of Common Shares, the Deferred Shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase or make any capital distribution in respect of any other shares of the Company ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; or

(d)	issue any Exchangeable Shares or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of share dividends or other share distributions or other returns of capital to the holders of such Exchangeable Shares or as otherwise envisaged by these Exchangeable Share Provisions;

provided, however, that the restrictions in this Section 4 shall not apply if all dividends or other distributions or returns of capital on the outstanding Exchangeable Shares corresponding to dividends or other distributions or returns of capital declared and paid on the Anglo Teck Shares prior to the date of any such event referred to in this Section 4 shall have been declared and paid in full on the Exchangeable Shares.

5.	Liquidation

(a)	Liquidation Call Right.

(i)	Subject to Section 5(a)(ii), CallCo and Anglo Teck shall each have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs (voluntary or involuntary), subject to the sale and purchase contemplated by the Automatic Exchange Right, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) calculated as at the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”) in accordance with this Section 5(a)(i). In the event of the exercise of the Liquidation Call Right by CallCo or Anglo Teck, as the case may be, each such holder of Exchangeable Shares (other than Anglo Teck and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or Anglo Teck, as the case may be, on the Liquidation Date upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration) for each such share, and the Company shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

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(ii)	Anglo Teck shall only be entitled to exercise the Liquidation Call Right if CallCo has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, CallCo or Anglo Teck must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right: (A) in the case of a voluntary liquidation, dissolution or winding-up of the Company or any other voluntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least 30 days before the Liquidation Date; or (B) in the case of an involuntary liquidation, dissolution or winding-up of the Company or any other involuntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least five (5) Business Days before the Liquidation Date. The Company shall instruct the Transfer Agent to, and the Transfer Agent shall, notify the holders of the Exchangeable Shares as to whether or not CallCo or Anglo Teck has exercised the Liquidation Call Right forthwith after the expiry of the period during which CallCo or Anglo Teck may exercise the Liquidation Call Right. If CallCo or Anglo Teck exercises the Liquidation Call Right, then on the Liquidation Date, CallCo or Anglo Teck, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

(iii)	For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Liquidation Call Right, CallCo or Anglo Teck, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price for all holders of the Exchangeable Shares (other than Anglo Teck and its affiliates), less any amounts withheld pursuant to Section 16(c). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Anglo Teck and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Liquidation Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Liquidation Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Anglo Teck Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and these Exchangeable Share Provisions, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of CallCo or Anglo Teck, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive. If neither CallCo nor Anglo Teck exercises the Liquidation Call Right in the manner described above, each holder of Exchangeable Shares will be entitled to receive, on the Liquidation Date, the Liquidation Amount otherwise payable by the Company in respect of the Exchangeable Shares held by such holder in connection with the liquidation, dissolution or winding-up of the Company or any distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs pursuant to Section 5 of these Exchangeable Share Provisions.

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(b)	Liquidation Amount. Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Liquidation Call Right (which shall itself be subject to the sale and purchase contemplated by the Automatic Exchange Right), in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of the Company among the holders of the Common Shares, the Deferred Shares or any other shares ranking junior to the Exchangeable Shares with respect to dividends or other distributions an amount per share (the “Liquidation Amount”) equal to the Exchangeable Share Price, calculated as at the last Business Day prior to the Liquidation Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Amount.

(c)	Payment of Liquidation Amount. In the case of a distribution pursuant to Section 5(b), and provided that the sale and purchase contemplated by the Automatic Exchange Right has not occurred and that the Liquidation Call Right has not been exercised by CallCo or Anglo Teck, on or promptly after the Liquidation Date, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares. Payment of the Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of such holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration such holder is entitled to receive pursuant to Section 5(b). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Liquidation Amount, unless payment of the aggregate Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited in a custodial account with, any chartered bank or trust company the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares as of the date of such deposit shall be limited to receiving its proportionate part of the aggregate Liquidation Amount for such Exchangeable Shares so deposited, without interest, and all dividends and other distributions or returns of capital on or with respect to the Anglo Teck Shares to which such holder is entitled with a record date on or after the date of such deposit and before the date of transfer of such Anglo Teck Shares to such holder (in each case less any amounts withheld pursuant to Section 16(c)) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Anglo Teck Shares delivered to them or the custodian on their behalf.

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(d)	No Right to Participate in Further Distributions. After the Company has satisfied its obligations to pay the holders of the Exchangeable Shares the aggregate Liquidation Amount per Exchangeable Share pursuant to this Section 5, such holders shall not be entitled to share in any further distribution of the assets of the Company.

6.	Redemption Call Right

(a)	Subject to Section 6(b) and notwithstanding the proposed redemption of the Exchangeable Shares by the Company pursuant to Section 8 of these Exchangeable Share Provisions, CallCo and Anglo Teck shall each have the overriding right (the “Redemption Call Right”) to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) calculated as at the last Business Day prior to the Redemption Date (the “Redemption Call Purchase Price”) in accordance with Section 6(c). In the event of the exercise of the Redemption Call Right by CallCo or Anglo Teck, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or Anglo Teck, as the case may be, on the Redemption Date upon payment by, or payment caused to be paid by, CallCo or Anglo Teck, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration), and the Company shall have no obligation to redeem, or to pay the Redemption Price in respect of, such shares so purchased.

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(b)	Anglo Teck shall only be entitled to exercise the Redemption Call Right if CallCo has not exercised the Redemption Call Right. To exercise the Redemption Call Right, CallCo or Anglo Teck must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a redemption occurring as a result of an Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, on or before the Redemption Date, and (ii) in any other case, at least 30 days before the Redemption Date. The Company shall instruct the Transfer Agent to and the Transfer Agent shall notify the holders of the Exchangeable Shares as to whether or not CallCo or Anglo Teck has exercised the Redemption Call Right forthwith after the expiry of the period during which CallCo or Anglo Teck may exercise the Redemption Call Right. If CallCo or Anglo Teck exercises the Redemption Call Right, CallCo or Anglo Teck, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Anglo Teck or any of its affiliates) will sell, on the Redemption Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

(c)	For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Redemption Call Right, CallCo or Anglo Teck, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price less any amounts withheld pursuant to Section 16(c). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than Anglo Teck and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Redemption Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Redemption Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the Anglo Teck Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and these Exchangeable Share Provisions, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of CallCo or Anglo Teck, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive. If neither CallCo nor Anglo Teck exercises the Redemption Call Right in the manner described above, each holder of Exchangeable Shares will be entitled to receive, on the Redemption Date, the redemption price otherwise payable by the Company in respect of the Exchangeable Shares held by such holder in connection with the redemption of the Exchangeable Shares pursuant to Section 8 of these Exchangeable Share Provisions.

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7.	Retraction of Exchangeable Shares

(a)	Retraction at Option of Holder

(i)	Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Company to redeem any or all (but which must be a whole number) of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Retraction Date (the “Retraction Price”), which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem by presenting and surrendering to the Company, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares that such holder desires to have the Company redeem, together with (x) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require and (y) a duly executed request (the “Retraction Request”) in the form of Appendix I hereto or in such other form as may be acceptable to the Company:

(A)	specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Company; provided that the number of Retracted Shares must be a whole number of Exchangeable Shares;

(B)	acknowledging that the date on which the Company shall redeem the Retracted Shares (the “Retraction Date”) shall be the last Business Day of the calendar month during which the Retraction Request is received by the Company; provided however that if the Retraction Request is received by the Company on any of the last five (5) Business Days of a calendar month, the Retraction Date shall instead be the last Business Day of the next occurring calendar month; and

(C)	acknowledging the overriding right (the “Retraction Call Right”) of CallCo and Anglo Teck to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to CallCo or Anglo Teck in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 7(b).

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(ii)	In the case of a redemption of Exchangeable Shares pursuant to this Section 7(a), upon receipt by the Company or the Transfer Agent in the manner specified in Section 7(a)(i) of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Company redeem, together with a duly executed Retraction Request and such additional documents and instruments specified in Section 7(a)(i) or that the Company may reasonably require, and provided that (A) the Retraction Request has not been revoked by the holder of such Retracted Shares in the manner specified in Section 7(a)(iv), and (B) neither CallCo nor Anglo Teck has exercised the Retraction Call Right, the Company shall redeem the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Company shall deliver or cause to be delivered to such holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Price and such delivery or electronic transfer of such Exchangeable Share Consideration by the Company or on behalf of the Company by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation. If only a part of the Exchangeable Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company. On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Price in respect thereof, unless payment of the aggregate Retraction Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of the certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company shall thereafter be considered and deemed for all purposes to be a holder of the Anglo Teck Shares delivered to such holder.

(iii)	Notwithstanding any other provision of this Section 7, (A) the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request if and to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws, and (B) the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request that are registered in the name of or beneficially held by any U.S. Holder unless the U.S. Registration Statement is effective and a U.S. Prospectus is available. If the Company believes, after due enquiry, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither CallCo nor Anglo Teck has exercised the Retraction Call Right with respect to such Retracted Shares, the Company shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company. In any case in which the redemption by the Company of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws, the Company shall redeem Retracted Shares in accordance with Section 7(a)(ii) on a pro rata basis (disregarding fractions) in proportion to the total number of Exchangeable Shares tendered for retraction and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Company, representing the Retracted Shares not redeemed by the Company pursuant to Section 7(a)(ii). If the Company would otherwise be obligated to redeem Retracted Shares pursuant to Section 7(a)(ii) but is not obligated to do so as a result of solvency requirements or other provisions of applicable laws, the holder of any such Retracted Shares not redeemed by the Company pursuant to Section 7(a)(ii) as a result of solvency requirements or other provisions of applicable laws shall be deemed, by delivery of the Retraction Request, to have instructed the Trustee to require CallCo or Anglo Teck to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by CallCo or Anglo Teck to such holder of the aggregate Retraction Price in respect of such Retracted Shares, all as more specifically provided for in the Voting and Exchange Trust Agreement.

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(iv)	A holder of Retracted Shares may, by notice in writing given by the holder to the Company before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to CallCo or Anglo Teck shall be deemed to have been revoked.

(b)	Retraction Call Rights

(i)	In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 7(a), and subject to the limitations set forth in Section 7(b)(ii) (including that Anglo Teck shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which CallCo has not exercised its Retraction Call Right), the Retraction Call Right will be available to each of CallCo and Anglo Teck, notwithstanding the requested redemption of the Exchangeable Shares by the Company pursuant to Section 7(a), to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by CallCo or Anglo Teck, as the case may be, of an amount per share equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price shall be satisfied in full by CallCo or Anglo Teck, as the case may, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to CallCo or Anglo Teck, as the case may be, on the Retraction Date on payment by CallCo or Anglo Teck, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares as set forth in this Section 7(b)(i).

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(ii)	Upon receipt by the Company of a Retraction Request, the Company shall immediately notify CallCo and Anglo Teck thereof and shall provide CallCo and Anglo Teck with a copy of the Retraction Request. Anglo Teck shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which CallCo has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, CallCo or Anglo Teck, as the case may be, must notify the Company in writing of its determination to do so (a “Retraction Call Notice”) within five Business Days after the Company notifies CallCo and Anglo Teck of the Retraction Request. If neither CallCo nor Anglo Teck so notifies the Company within such five Business Day period, the Company shall notify the holder as soon as possible thereafter that neither CallCo nor Anglo Teck will exercise the Retraction Call Right. If one or both of CallCo and Anglo Teck delivers a Retraction Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 7(b)(ii), the obligation of the Company to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner specified in Section 7(a)(iv), CallCo or Anglo Teck, as the case may be, shall purchase from such holder and such holder shall sell to CallCo or Anglo Teck, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Transfer Agent as provided in Section 7(b)(iii), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Company of such Retracted Shares shall take place on the Retraction Date.

(iii)	For the purpose of completing a purchase of Retracted Shares pursuant to the exercise of the Retraction Call Right, CallCo or Anglo Teck, as the case may be, shall deliver or cause to be delivered to the holder of such Retracted Shares, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price to which such holder is entitled and such delivery or electronic transfer of Exchangeable Share Consideration on behalf of CallCo or Anglo Teck, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Right Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.

(iv)	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Call Right Purchase Price in respect thereof, unless payment of the aggregate Retraction Call Right Purchase Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Right Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Right Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by CallCo or Anglo Teck, as the case may be, shall thereafter be considered and deemed for all purposes to be a holder of the Anglo Teck Shares delivered to such holder.

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8.	Redemption of Exchangeable Shares by the Company

(a)	Redemption Amount. Subject to applicable laws and the due exercise by CallCo or Anglo Teck of the Redemption Call Right, the Company shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Anglo Teck and its affiliates) for an amount per share (the “Redemption Price”) equal to the Exchangeable Share Price calculated as at the last Business Day prior to the Redemption Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

(b)	Notice of Redemption. In the case of a redemption of Exchangeable Shares pursuant to Section 8(a), the Company shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by CallCo or Anglo Teck under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Anglo Teck Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of the redemption by the Company or the purchase by CallCo or Anglo Teck, as the case may be, of the Exchangeable Shares under the Redemption Call Right will be sent on or before the Redemption Date, on as many days’ prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

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(c)	Payment of Redemption Price. On or promptly after the Redemption Date, and provided that the Redemption Call Right has not been exercised by CallCo or Anglo Teck, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by notice to the holders of the Exchangeable Shares. Payment of the Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, of the Exchangeable Share Consideration representing the Redemption Price. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Redemption Price, unless payment of the aggregate Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Redemption Price has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the aggregate Redemption Price (in the form of Exchangeable Share Consideration) of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest earned on such deposit shall belong to the Company. Provided that such aggregate Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares in respect of which such deposit shall have been made shall be redeemed and the rights of the holders thereof after the Redemption Date shall be limited to receiving, without interest, their proportionate part of the aggregate Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the certificates for the Exchangeable Shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Anglo Teck Shares delivered to them or the custodian on their behalf.

9.	Purchase for Cancellation

(a)	Private Agreement. Subject to applicable laws and the articles of the Company, and notwithstanding Section 9(b), the Company may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with the holder thereof.

(b)	Tender Offer. Subject to applicable laws and the articles of the Company, the Company may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares by tender to all the holders of Exchangeable Shares then outstanding at any price per share, together with an amount equal to all declared and unpaid dividends thereon for which the record date has occurred prior to the date of purchase. If in response to an invitation for tenders under the provisions of this Section 9(b) more Exchangeable Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, the Exchangeable Shares to be purchased by the Company shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Exchangeable Shares tendered by each holder who submits a tender to the Company, provided that when Exchangeable Shares are tendered at different prices the pro rating shall be effected (disregarding fractions) only with respect to the Exchangeable Shares tendered at the price at which more Exchangeable Shares were tendered than the Company is prepared to purchase after the Company has purchased all the Exchangeable Shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate is purchased pursuant to this Section 9(b), a new certificate for the balance of such Exchangeable Shares shall be issued at the expense of the Company.

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10.	Voting Rights

Except as required by applicable laws and by Section 12, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting. For greater certainty, nothing in these Exchangeable Share Provisions shall provide holders of Exchangeable Shares with the right to receive notice of or to attend any meeting of Anglo Teck at which Anglo Teck shareholders are entitled to vote, including on any corporate action of Anglo Teck at any such meeting, or to vote at any such meeting (other than in the holders of the Exchangeable Shares’ capacities as beneficiaries under the Voting and Exchange Trust Agreement by directing the voting of Anglo Teck Shares held by HoldCo in accordance with the terms of the Voting and Exchange Trust Agreement).

11.	Tax Matters

(a)	The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Tax Act shall be an amount equal to an amount specified by the Board of Directors concurrent with the issuance of the Exchangeable Shares.

(b)	The Company shall make an election under section 191.2 of the Tax Act in respect of the Exchangeable Shares.

12.	Amendment and Approval

(a)	Amendment. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

(b)	Approval. Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable laws, the Exchangeable Share Provisions, the Support Agreement or the Voting and Exchange Trust Agreement shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable laws, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution by holders of Exchangeable Shares at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided, however, that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned and reconvened to such date as is not less than five days thereafter and to such time and place as may be designated by the Chair of such meeting. At such reconvened meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution by holders of Exchangeable Shares at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares. Each holder of Exchangeable Shares acknowledges that the Support Agreement provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, CallCo and Anglo Teck shall, and shall ensure that each of them and their respective affiliates do not: (i) exercise any voting rights as a direct or indirect registered or beneficial holder of any Exchangeable Shares or cause any Exchangeable Shares of which it is a direct or indirect registered or beneficial holder to be represented at a meeting of holders of Exchangeable Shares for purposes of quorum or otherwise (other than appointing proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting); or (ii) without limiting (i) above, exercise any voting rights as a direct or indirect registered or beneficial holder of any shares in the capital of the Company to initiate the voluntary liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

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13.	Reciprocal Changes, etc. in Respect of Anglo Teck Shares

(a)	Acknowledgement in Respect of Issuances or Distributions. Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck will not, except as provided in the Support Agreement, without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b):

(i)	issue or distribute Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 13(a)(i) shall exclude any Anglo Teck Shares held by HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver) by way of share dividend or other distribution or return of capital, other than an issue of Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) to holders of Anglo Teck Shares (A) who exercise an option to receive dividends in Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii)	issue or distribute rights, options, warrants or any other form of instruments (including any convertible or exchangeable instrument) to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 13(a)(ii) shall exclude any Anglo Teck Shares held by (x) HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver and (y) the holders of the Charitable Trust Shares) entitling them to subscribe (including upon conversion or exchange) for or to purchase Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares); or

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(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 13(a)(iii) shall exclude HoldCo in respect of any Anglo Teck Shares held by HoldCo):

(A)	shares or securities of Anglo Teck of any class other than Anglo Teck Shares;

(B)	rights, options, warrants or other instruments other than those referred to in Section 13(a)(ii) above;

(C)	evidence of indebtedness of Anglo Teck; or

(D)	assets of Anglo Teck or any of its affiliates;

unless, in each case, the Company issues or distributes the same Anglo Teck Shares, rights, options, warrants, instruments, securities, shares, evidences of indebtedness or other assets, or in each case their economic equivalent, simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck (including to HoldCo) in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b).

(b)	Acknowledgement in Respect of Corporate Changes. Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that, for so long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b):

(i)	subdivide, redivide or change the then outstanding Anglo Teck Shares into a greater number of Anglo Teck Shares;

(ii)	reduce, combine, consolidate or change the then outstanding Anglo Teck Shares into a lesser number of Anglo Teck Shares; or

(iii)	reclassify or otherwise change the Anglo Teck Shares or effect an amalgamation, merger, reorganization or other transaction (including a redenomination) affecting the Anglo Teck Shares;

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unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b).

(c)	Successorship Transaction. Notwithstanding the foregoing provisions of this Section 13, in the event of an Anglo Teck Control Transaction which does not result in an acceleration of the Redemption Date in accordance with limb (ii) of the definition of Redemption Date in Section 1(a) and:

(i)	in which Anglo Teck merges or amalgamates with, or in which all or substantially all of the then outstanding Anglo Teck Shares are acquired (and which term “all or substantially all” for purposes of this Section 13(c)(i) shall disregard the Charitable Trust Shares or any arrangements in respect thereof) by one or more other corporations or other legal entities to which Anglo Teck is, immediately before such merger, amalgamation or acquisition, related within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof); and

(ii)	in which all or substantially all of the then outstanding Anglo Teck Shares are converted into or exchanged for shares or rights to receive such shares of another corporation or other legal entity that, immediately after such Anglo Teck Control Transaction, owns or controls, directly or indirectly, Anglo Teck, then all references herein to “Anglo Teck” shall thereafter be and be deemed to be references to such other corporation or legal entity (the “Other Corporation”) and all references herein to “Anglo Teck Shares” shall thereafter be and be deemed to be references to such other shares or rights to receive such shares (the “Other Shares”) (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to such Anglo Teck Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the applicable Anglo Teck Control Transaction Effective Date and such Anglo Teck Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

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14.	Actions by the Company under the Support Agreement

(a)	Actions by the Company. The Company will take all such actions and do all such things as shall be reasonably necessary or advisable to perform and comply with and to ensure performance and compliance by Anglo Teck, CallCo and the Company with all provisions of the Support Agreement applicable to Anglo Teck, CallCo and the Company, respectively, in accordance with their terms, including taking all such actions and doing all such things as shall be reasonably necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

(b)	Changes to the Support Agreement. The Company shall not propose (unless such proposal contemplates obtaining the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b)), agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i)	adding to the covenants of any or all of the other parties to the Support Agreement if the board of directors of each of Anglo Teck, CallCo and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii)	evidencing the succession of successors to Anglo Teck either by operation of law or agreement to the liabilities and covenants of Anglo Teck under the Support Agreement (“Anglo Teck Successors”) and the covenants of and obligations assumed by each such Anglo Teck Successor in accordance with the provisions of Article 3 of the Support Agreement;

(iii)	making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of Anglo Teck, CallCo and the Company, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(iv)	making such changes in or corrections to the Support Agreement which, on the advice of counsel to Anglo Teck, CallCo and the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of Anglo Teck, CallCo and the Company shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

15.	Actions by the Company under the Voting and Exchange Trust Agreement.

(a)	Actions by the Company. The Company will take all such actions and do all such things as shall be reasonably necessary or advisable to perform and comply with and to ensure performance and compliance by Anglo Teck, CallCo and the Company with all provisions of the Voting and Exchange Trust Agreement applicable to Anglo Teck, CallCo and the Company, respectively, in accordance with their terms, including taking all such actions and doing all such things as shall be reasonably necessary or advisable to enforce (other than against the Trustee) to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

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(b)	Changes to the Voting and Exchange Trust Agreement. The Company shall not agree to or otherwise give effect to any amendment to, or waiver or forgiveness (other than any waiver or forgiveness granted to the Trustee) of its rights or obligations under, the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i)	adding to the covenants of any or all parties to the Voting and Exchange Trust Agreement provided that the board of directors of each of Anglo Teck, CallCo and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii)	evidencing the succession of Anglo Teck Successors and the covenants of and obligations assumed by each such Anglo Teck Successor in accordance with the provisions of Article 11 of the Voting and Exchange Trust Agreement;

(iii)	making such amendments or modifications not inconsistent with the Voting and Exchange Trust Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of Anglo Teck, CallCo and the Company and in the opinion of the Trustee it may be expedient to make, provided that each such board of directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(iv)	making such changes in or corrections to the Voting and Exchange Trust Agreement which, on the advice of counsel to Anglo Teck, CallCo, the Company and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of Anglo Teck and CallCo, the Board of Directors and the Trustee shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

16.	Legend; Call Rights; Withholding Rights; Stamp Duty

(a)	Legend. The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors with respect to the Support Agreement, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and automatic exchange thereunder), the Liquidation Call Right, the Redemption Call Right, and the Retraction Call Right.

(b)	Call Rights. Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, in each case, in favour of CallCo and Anglo Teck, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of CallCo and Anglo Teck as provided herein.

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(c)	Withholding Rights. Notwithstanding anything to the contrary contained in these Exchangeable Share Provisions, Anglo Teck, CallCo, the Company and the Transfer Agent, and any other Person that has any withholding obligations with respect to any amount paid or deemed paid under these Exchangeable Share Provisions, shall be entitled to deduct and withhold from any dividend, distribution, return of capital, price or other consideration or amount otherwise payable under the Exchangeable Share Provisions to any holder of Exchangeable Shares such amounts as Anglo Teck, CallCo, the Company, the Transfer Agent or such other Person, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, United Kingdom tax laws, or any provision of any other federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that such amounts are so deducted, withheld and remitted to the relevant governmental authority, such amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any payment to a holder of Exchangeable Shares exceeds the cash portion of the consideration otherwise payable to such holder, Anglo Teck, CallCo, the Company and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Anglo Teck, CallCo, the Company or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Anglo Teck, CallCo, the Company or the Transfer Agent, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

(d)	Stamp Duty. Holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Anglo Teck, its affiliates and the Depositary) shall be responsible for any and all stamp duty, stamp duty reserve tax and any other similar documentary, registration or transfer Taxes (plus any related interest and penalties) whether imposed in the United Kingdom or elsewhere (“Stamp Taxes”) payable in connection with the transfer or issuance of such Exchangeable Shares or their exchange for Anglo Teck Shares, and transferees of Anglo Teck Shares or Persons to whom Anglo Teck Shares are delivered (in each case other than Anglo Teck, its affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Anglo Teck Shares, in each case, whether arising as a result of a change of law or otherwise. In no event will Anglo Teck, CallCo, the Company or any of their respective affiliates or the Depositary be responsible for any such Stamp Taxes.

17.	Notices

(a)	Notices. Subject to applicable laws, any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

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(b)	Certificates. Any presentation and surrender by a holder of Exchangeable Shares to the Company or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company or the retraction or redemption of Exchangeable Shares shall be made by first class mail (postage prepaid) or by delivery to the registered office of the Company or to such office of the Transfer Agent as may be specified by the Company, in each case, addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by first class mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

(c)	Notice to Shareholders.

(i)	Subject to applicable laws, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Company or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant thereto.

(ii)	In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Company shall make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Company or the Transfer Agent may give or cause to be given hereunder will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if it is published once in the national edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in the National Post or any other daily newspaper of general circulation published in the City of Toronto.

(iii)	Notwithstanding any other provisions of these Exchangeable Share Provisions, notices, other communications and deliveries need not be mailed if the Company determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Company has determined that delivery by mail will no longer be delayed. The Company will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 17(c). Such deliveries in such circumstances will constitute delivery to the Persons entitled thereto.

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18.	Disclosure of Interests in Exchangeable Shares

The Company shall be entitled to require any holder of an Exchangeable Share or any Person who the Company knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to who has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of “equity securities” of the Company) under section 5.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids or as would be required under the articles of association (or other applicable constating documents) of Anglo Teck, the Companies Act, or any applicable laws or regulations or pursuant to the rules or regulations of any regulatory authority or applicable stock exchange, if and only to the extent that the Exchangeable Shares were Anglo Teck Shares.

19.	No Fractional Anglo Teck Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of an Anglo Teck Share upon the exchange, redemption or purchase of such holder’s Exchangeable Share pursuant to Articles 5, 7 or 8 and no such fractional interest shall be issued, transferred or delivered.

20.	Book-Based System

(a)	Subject to the provisions of Sections 20(b) and 20(c) of these Exchangeable Share Provisions and notwithstanding the provisions of Sections 1 through 19 of these Exchangeable Share Provisions, the Exchangeable Shares (or any of them) may be held by, or on behalf of, and, if such Exchangeable Shares are certificated, evidenced by a registered Global Certificate representing the aggregate number of such Exchangeable Shares held by, or on behalf of, the System Operator as custodian of such Exchangeable Shares for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers and surrenders of Exchangeable Shares held in such manner shall be made only through the Book-Based System. Subject to Section 20(c) of these Exchangeable Share Provisions, no beneficial (non-registered) holder of Exchangeable Shares shall receive a certificate or other instrument from the Company or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of Sections 1 through 19 of these Exchangeable Share Provisions, so long as the System Operator is the registered holder of any Exchangeable Shares:

(i)	the System Operator shall be considered the sole registered owner of such Exchangeable Shares for the purposes of receiving notices or payments on or in respect of such Exchangeable Shares;

(ii)	the Company, Anglo Teck or CallCo, as applicable, in connection with any liquidation, retraction, redemption or purchase of Exchangeable Shares pursuant to these Exchangeable Share Provisions, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such Exchangeable Shares, the Exchangeable Share Consideration for the Exchangeable Shares against delivery to the Company’s account with the System Operator of such holders’ Exchangeable Shares;

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(iii)	a Book-Entry Holder wishing to exercise the right of retraction must do so by instructing the Participant through which such Exchangeable Shares are held to deliver, on behalf of the Book-Entry Holder, all required documentation and instructions to the System Operator and the Company or the Transfer Agent, in accordance with the procedures established by the System Operator and the Company or the Transfer Agent from time to time; and

(iv)	any reference in these Exchangeable Share Provisions to the presentation and surrender of certificates shall, in the case of Exchangeable Shares held through the Book-Based System, be deemed to refer to compliance with the applicable procedures of the System Operator and the Company or the Transfer Agent for the transfer and retraction of such Exchangeable Shares.

(c)	If the Company determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Company is unable to locate a qualified successor or the Company elects, or is required by applicable law, to withdraw such Exchangeable Shares from the Book-Based System, then Sections 20(a) and 20(b) shall no longer be applicable to the Exchangeable Shares and the Company shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the Transfer Agent accompanied by registration instructions for re-registration, the Company shall execute and deliver Definitive Shares. The Company shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Company shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)	The provisions of Sections 1 through 19 of these Exchangeable Share Provisions and the exercise of rights of redemption or the Liquidation Call Right, the Redemption Call Right or the Retraction Call Right with respect to Exchangeable Shares are subject to the provisions of this Section 20 of these Exchangeable Share Provisions, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 20 of these Exchangeable Share Provisions shall prevail.

21.	Electronic Transfers

Notwithstanding any other right, privilege, restriction or condition attaching to the Exchangeable Shares, the Company, Anglo Teck, CallCo and the Transfer Agent may, at its option, make any payment, delivery or transfer due to registered holders of Exchangeable Shares by way of a wire or electronic transfer of funds or by way of the necessary transfers through the CREST, through the Book-Based System or other electronic transfers of Anglo Teck Shares, as applicable, to such holders. If a payment is made by way of a wire or electronic transfer of funds or if a payment, transfer or delivery of Anglo Teck Shares is made by way of CREST, through the Book-Based System or other electronic transfer, the paying, transferring or delivering party shall be responsible for any applicable charges or fees relating to the making of thereof. As soon as practicable following the determination by the Company, Anglo Teck, CallCo or the Transfer Agent, as applicable, that a payment is to be made by way of a wire or electronic transfer of funds, the Company shall provide a notice to the applicable registered holders of Exchangeable Shares at their respective addresses appearing on the books of the Company. Such notice shall request that each applicable registered holder of Exchangeable Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Company does not receive account particulars from a registered holder of Exchangeable Shares prior to the date such payment is to be made, the Company shall make the payment in the manner otherwise provided for in these Exchangeable Share Provisions. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Company on the date thereof and shall satisfy and discharge all liabilities of the Company for such payment to the extent of the amount represented by such transfer or deposit.

B-A-34

22.	U.S. Holders

Notwithstanding any of the rights of holders of Exchangeable Shares set forth in these Exchangeable Share Provisions, no U.S. Holder of Exchangeable Shares may exercise its right in Section 7 to require the Company to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of Anglo Teck, the Company or CallCo shall be required to issue or deliver or cause to be delivered any Anglo Teck Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder, whether pursuant to Section 7, Section 8, the Retraction Call Right, the Redemption Call Right, the Liquidation Call Right or otherwise, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available. In accordance with these Exchangeable Share Provisions, in the event of the exercise by Anglo Teck or CallCo of the Liquidation Call Right or the Redemption Call Right or a redemption by the Company pursuant to Section 8, any Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder shall remain outstanding until such time that the Exchangeable Share Consideration deliverable in respect of such Exchangeable Shares is delivered. For the avoidance of doubt, a U.S. Holder is permitted to receive and sell the Exchangeable Shares on the TSX in reliance on Rule 904 of Regulation S under the U.S. Securities Act.

23.	Certain Resale Restrictions

Unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Anglo Teck Shares issued or delivered to a non-U.S. Holder (whether as a registered or beneficial holder) in connection with a retraction or redemption of the Exchangeable Shares, the exercise by Anglo Teck or CallCo of any call rights herein, or the liquidation of the Company during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the New York Stock Exchange or otherwise into the United States, and on exchange a non-U.S. holder shall comply with this limitation on resale.

B-A-35

APPENDIX I
TO ANNEX A

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To:	ANGLO TECK PLC (“Anglo Teck”) • (“CallCo”) • (the “Company”)

This notice is given pursuant to Section 7 of the share provisions (the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares of the Company represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Share Provisions have the meanings ascribed to such words and expressions in such Exchangeable Share Provisions.

The undersigned hereby notifies the Company that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Company redeem in accordance with Section 7 of the Exchangeable Share Provisions: (select one)

☐	all share(s) represented by this certificate

☐	__________________ share(s) only represented by this certificate

The undersigned hereby acknowledges that the Retraction Date shall be the last Business Day of the calendar month during which this notice is received by the Company; provided however that if this notice is received by the Company on any of the last five (5) Business Days of a calendar month, the Retraction Date shall instead be the last Business Day of the next occurring calendar month.

The undersigned acknowledges the overriding Retraction Call Right of Anglo Teck and CallCo to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Anglo Teck or CallCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 7(b) of the Exchangeable Share Provisions. If neither Anglo Teck nor CallCo exercise the Retraction Call Right, the Company will notify the undersigned of such fact as soon as possible. This Retraction Request, and this offer to sell the Retracted Shares to Anglo Teck or CallCo, may be revoked and withdrawn by the undersigned only by notice in writing given to the Company at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Company is unable to redeem all Retracted Shares, and provided that neither Anglo Teck nor CallCo has exercised the Retraction Call Right with respect to the Retracted Shares, the Retracted Shares will be automatically exchanged pursuant to the Voting and Exchange Trust Agreement so as to require Anglo Teck to purchase the unredeemed Retracted Shares.

The following certification assumes that the undersigned is either (i) the beneficial holder of the Retracted Shares (referred to as the “Beneficial Owner”), or (ii) holds the Retracted Shares on behalf of one or more Beneficial Owners. The undersigned hereby represents and warrants to Anglo Teck, CallCo and the Company that the Beneficial owner of the Retracted Shares: (select one)

☐	is

☐	is not

B-A-36

a resident of Canada for purposes of the Tax Act. The undersigned acknowledges that in the absence of an indication that the BENEFICIAL OWNER is a resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to Anglo Teck, CallCo and the Company that:

☐	no U.S. Holder is the registered owner of, or beneficial holder of, the Retracted Shares.

☐	a U.S. Holder is the registered owner of, or beneficial holder of, the Retracted Shares.

If the registered owner or any beneficial holder of the Retracted Shares is a U.S. Holder, the undersigned hereby acknowledges and agrees that, in accordance with Section 22 of the Exchangeable Share Provisions, it may not exercise its right in Section 7 to require the Company to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of Anglo Teck, the Company or CallCo is required to issue or deliver any Anglo Teck Shares in respect of the Retracted Shares unless the U.S. Registration Statement is effective and a U.S. Prospectus is available.

If the registered owner and all beneficial holders of the Retracted Shares are not U.S. Holders, the undersigned hereby acknowledges and agrees that in accordance with Section 23 of the Exchangeable Share Provisions, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, the Anglo Teck shares to be issued or delivered to the undersigned with respect to the Retracted Shares may not be resold over the New York Stock Exchange or otherwise into the United States.

The undersigned hereby represents and warrants to Anglo Teck, CallCo and the Company that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Anglo Teck, CallCo or the Company, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐	Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which such certificates and cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

Note:         This panel must be completed and this certificate, together with such additional documents and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent and the Company may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Company and the certificates for the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

B-A-37

Name of Person in Whose Name Securities or Cheque(s)

Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:
Signature of Shareholder:
City, Province and Postal Code:
Signature Guaranteed by:

Note:         If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Company represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Company, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

B-A-38

ANNEX B
TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO THE DEFERRED SHARES

The Deferred Shares shall have the following rights, privileges, restrictions and conditions (it being understood that all references to the “Company” in this Annex B shall be a reference to ExchangeCo, a corporation existing under the laws of Canada):

1.	Interpretation

(a)	Definitions. For the purposes of these Deferred Share Provisions:

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada, London, England, United Kingdom or Saint Helier, Jersey;

“Common Shares” means the common shares in the capital of the Company;

“Deferred Share Provisions” means the rights, privileges, restrictions and conditions set out herein; and

“Exchangeable Shares” means the exchangeable shares in the capital of the Company.

(b)	Interpretation Not Affected by Headings. The division of these Deferred Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified section of these Deferred Share Provisions.

(c)	Number and Gender. In these Deferred Share Provision, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

(d)	Date of Any Action. If any date on which any action is required to be taken hereunder by any Person is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

(e)	Currency. In these Deferred Share Provisions, unless otherwise stated, all references to sums of money are expressed in United States dollars and “$” refers to United States dollars.

2.	Ranking of Deferred Shares

The Deferred Shares shall be entitled to a preference over the Common Shares, and any other shares ranking junior to the Deferred Shares, but shall be subordinated to the Exchangeable Shares, with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section 4.

B-B-1

3.	Dividends and Distributions

The holders of the Deferred Shares shall not be entitled to receive, and the Board of Directors shall not declare, dividends or, except as set out in Section 4, any other distribution or return of capital on or in respect of the Deferred Shares.

4.	Liquidation

Subject to applicable laws, in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs (whether voluntary or involuntary), the holder of the Deferred Shares shall be entitled to receive from the assets of the Company, before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares ranking junior to the Deferred Shares, but after payment by the Company of any amount owing in respect of the Exchangeable Shares in accordance with their terms, an amount equal to $0.01.

5.	Voting Rights

The holders of the Deferred Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting.

B-B-2

APPENDIX “C”

BMO CAPITAL MARKETS FAIRNESS OPINION

See attached.

Investment & Corporate Banking 100 King Street West, 4th Floor Toronto, Ontario M5X1H3

September 8, 2025

The Board of Directors

Teck Resources Limited

Suite 3300, Bentall 5

550 Burrard Street

Vancouver, B.C.

V6C 0B3

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Teck Resources Limited (“Teck”) and Anglo American plc (“Anglo American”) propose to enter into an arrangement agreement to be dated on or about September 9, 2025 (the “Arrangement Agreement”) pursuant to which, among other things, Anglo American will indirectly acquire all of the outstanding Class A common shares and Class B subordinate voting shares of Teck (collectively, the “Shares”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “Arrangement”). Under the terms of the Arrangement, the holders of Shares (the “Shareholders”) will be entitled to receive: (i) 1.3301 (the “Exchange Ratio”) ordinary shares of Anglo American (each, an “Anglo American Share”) or (ii) at the election of each eligible Canadian Shareholder, the Exchange Ratio of exchangeable shares (the “Exchangeable Shares”) in a Canadian subsidiary of Anglo American, which will be exchangeable into Anglo American Shares and will have substantially equivalent economic and voting rights as an Anglo American Share ((i) and (ii) together, the “Consideration”), for each Share. The terms and conditions of the Arrangement will be summarized in Teck’s management proxy circular (the “Circular”) to be mailed to Shareholders in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

Subject to the satisfaction of certain conditions, Anglo American intends to declare a special dividend to its shareholders ahead of completion of the Arrangement in an aggregate amount up to the amount necessary to ensure that the aggregate net dividend payable to holders of Anglo American Shares, other than Anglo American Shares held collectively by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited, equals $4.5 billion (expected to be approximately $4.19 per Anglo Share).

We have been retained to provide financial advice to Teck, including our opinion (the “Opinion”) to the board of directors of Teck (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration for each Share to be received by Shareholders pursuant to the Arrangement.

Engagement of BMO Capital Markets

Investment & Corporate Banking 100 King Street West, 4th Floor Toronto, Ontario M5X1H3

BMO Capital Markets was formally engaged by Teck pursuant to an agreement (the “Engagement Agreement”) effective as of April 26, 2024. Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide Teck and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. Teck has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets. The form and content of the Opinion have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of Teck, Anglo American, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to Teck and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as financial advisor to a special committee of Teck with respect to the sale of Teck’s steelmaking coal business; (iii) participating in the syndicated credit facilities for Teck; (iv) acting as lender to Teck’s Quebrada Blanca project; (v) providing a range of conventional banking and treasury services to Teck including cash management, trade finance, commodity derivatives, foreign exchange and risk management; (vi) acting as financial advisor to Anglo American with respect to the sale of its Peace River Coal project; (vii) acting as Joint Dealer Manager on Anglo American’s 2025 bond tender offer; (viii) acting as Joint Active bookrunner on Anglo American’s 2023 bond issuance; (ix) participating in the syndicated credit facilities of Anglo American and (x) providing a range of conventional banking and treasury services to Anglo American including cash management, trade finance, commodity derivatives, foreign exchange and risk management.

Investment & Corporate Banking 100 King Street West, 4th Floor Toronto, Ontario M5X1H3

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties and/or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement dated September 4, 2025;

2.	certain publicly available information relating to the business, operations, financial condition and trading history of Teck, Anglo American and other selected public companies we considered relevant;

3.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Teck relating to the business, operations and financial condition of Teck and Anglo American;

4.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Teck relating to Teck and Anglo American;

5.	discussions with management of Teck relating to Teck’s and Anglo American’s current business, plan, financial condition and prospects;

6.	public information with respect to selected precedent transactions we considered relevant;

7.	various reports published by equity research analysts and other industry sources we considered relevant;

8.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Teck; and

Investment & Corporate Banking 100 King Street West, 4th Floor Toronto, Ontario M5X1H3

9.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Teck to any information under Teck’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of Teck or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Teck, having regard to Teck’s and Anglo American’s business, plans, financial condition and prospects.

Senior officers of Teck have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, Teck, or in writing by Teck or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was in respect of Teck or any of its subsidiaries, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)) and in respect of Anglo American or any of its subsidiaries, to the best of their knowledge, at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects, except to the extent additional Information has been provided updating prior Information and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Teck or any of its subsidiaries, and to the best of their knowledge, there has been no material change financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Anglo American or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

Investment & Corporate Banking 100 King Street West, 4th Floor Toronto, Ontario M5X1H3

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Teck and Anglo American as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of Teck and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of Teck, Anglo American or any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Teck or Anglo American may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by Teck and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Teck.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX “D”

SCOTIA CAPITAL FAIRNESS OPINION

See attached.

Scotia Capital Inc.
Global Corporate & Investment Banking
40 Temperance Street, 6th Floor
Toronto, ON
M5H 0B4

September 8, 2025

The Board of Directors

Teck Resources Limited

Suite 3300, Bentall 5

550 Burrard Street

Vancouver, B.C.

V6C 0B3

To the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that Teck Resources Limited (the “Company”) and Anglo American plc (“Anglo American”) propose to enter into an arrangement agreement to be dated on or about September 9, 2025 (the “Arrangement Agreement”), pursuant to which, among other things, all of the outstanding Class A common shares (the “Common Shares”) and Class B subordinate voting shares (the “Subordinate Voting Shares” and, together with the Common Shares, the “Shares”) of the Company will be exchanged for ordinary shares of Anglo American or exchangeable shares in a Canadian subsidiary of Anglo American pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “Arrangement”). Under the terms of the Arrangement, the holders of the Shares (each a “Shareholder”) will be entitled to receive: (i) 1.3301 newly issued ordinary shares of Anglo American (an “Anglo American Ordinary Share”), or (ii) at the election of each eligible Canadian Shareholder, 1.3301 newly issued exchangeable shares (the “Exchangeable Shares”) in a Canadian subsidiary of Anglo American, which will be exchangeable into Anglo American Ordinary Shares and will have substantially equivalent economic and voting rights as an Anglo American Ordinary Share (collectively, the “Consideration”). Subject to the satisfaction of certain conditions, Anglo American intends to declare a special dividend to its shareholders ahead of completion of the Arrangement in an aggregate amount up to the amount necessary to ensure that the aggregate net dividend payable to holders of Anglo American Ordinary Shares, other than Anglo American Ordinary Shares held collectively by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited, equals $4.5 billion. The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular of the Company (the “Circular”) which will be mailed to the Shareholders in connection with the Arrangement.

We have been retained to provide financial advice and assistance to the board of directors of the Company (the “Board of Directors”) in connection with the Arrangement, including providing our opinion (the “Opinion”) to the Board of Directors as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement to the Shareholders.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on August 17, 2025. Scotia Capital was formally engaged by the Company pursuant to an engagement letter dated September 8, 2025 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, including a fee for rendering the Opinion. The fee that Scotia Capital will receive for its advisory services is not contingent upon the completion of the Arrangement or the conclusion of the Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of senior investment banking professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Anglo American or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acted as Joint Lead Arranger and Co-Documentation Agent on the Company’s US$3.0 billion syndicated revolving credit facility; (ii) provided various credit facilities to a subsidiary of the Company, Compañía Minera Teck Quebrada Blanca S.A.; (iii) acted as Co -Lead on a US$1.0 billion non-recourse term loan and provided cash management services to Compañía Minera Antamina S.A., in which the Company owns a 22.5% interest; (iv) provided cash management and foreign exchange services to the Company; (v) acted as a lender in Anglo American’s US$4.7 billion syndicated revolving credit facility; and (vi) provided cash management, letters of credit, and foreign exchange services to Anglo American.

There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement and the Plan of Arrangement dated September 5, 2025;

2.	audited annual financial statements of the Company and Anglo American and management’s discussion and analysis related thereto for the fiscal years ended 2022, 2023 and 2024;

3.	unaudited interim financial statements of the Company and management’s discussion and analysis related thereto for the three and six month periods ended June 30, 2025;

4.	unaudited interim financial statements of Anglo American and management’s discussion and analysis related thereto for the six month period ended June 30, 2025;

5.	a notice of annual meeting and management information circular for the Company for the meeting held on April 24, 2025;

6.	a notice of annual meeting for Anglo American for the meeting held on April 30, 2025;

7.	technical reports prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects in respect of material assets of the Company as Scotia Capital deemed relevant;

8.	certain other publicly available securities regulatory filings of the Company and Anglo American for the fiscal years ended 2022, 2023 and 2024 and the half-year ended June 30, 2025;

9.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and Anglo American;

10.	internal financial, operating and corporate information or reports concerning the Company and Anglo American prepared by such companies;

11.	discussions with management of the Company with respect to various risks as well as the Company’s and Anglo American’s long-term prospects and other issues and matters considered by us to be relevant;

12.	due diligence reports on Anglo American prepared by management and advisors of the Company;

13.	public information relating to the business, operations, financial performance and stock trading history of the Company and Anglo American and other selected public companies considered by us to be relevant;

14.	various research publications prepared by industry and equity research analysts regarding the Company, Anglo American and other selected public entities considered relevant;

15.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company (the “Company Certificate”) as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

16.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors or filed by the Company and Anglo American with securities regulatory or similar authorities (including on SEDAR+) (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of and relied upon the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Senior officers of the Company have represented to Scotia Capital in the Company Certificate, among other things, that to the best of their knowledge (a) such senior officers have no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company, Anglo American or any of their respective subsidiaries which would reasonably be expected to affect materially the Opinion; (b) with the exception of budgets, forecasts, projections or estimates referred to in (d) below, the Information supplied or otherwise made available to Scotia Capital provided orally by, or in the presence of, an officer of the Company, or in writing by the Company or any of its subsidiaries, in connection with the Arrangement is or, in the case of historical Information, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make such Information provided not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital (or filed on SEDAR+) in respect of the Company and its subsidiaries which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation) reasonable in the circumstances and are not, in the reasonable belief of management of the Company, misleading in any material respect.

In preparing the Opinion, Scotia Capital made several assumptions, including that the executed Arrangement Agreement and other agreements and documents will conform in all material respects to the drafts provided to and reviewed by Scotia Capital, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person. Our opinion was not intended to be, and does not constitute, a recommendation to the Board of Directors as to whether they should approve the Arrangement or to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement or its Shares. The Opinion does not address in any manner the prices at which the Company’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable as in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or any of its affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

This Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of CIRO but CIRO has not been involved in the preparation or review of this Opinion.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX “E”

INTERIM ORDER

See attached.

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY
NOV 03 2025
ENTERED

No. VLC-S-S-258195
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, CHAPTER C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TECK RESOURCES LIMITED AND ANGLO AMERICAN PLC

TECK RESOURCES LIMITED

PETITIONER

ORDER MADE AFTER APPLICATION

(INTERIM ORDER)

BEFORE	) ASSOCIATE JUDGE ROBINSON)	11/03/2025

ON THE APPLICATION of the petitioner, Teck Resources Limited ("**Teck**"), for an Interim Order under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**") pursuant to its Petition and Notice of Application, both filed on October 30, 2025, in connection with an arrangement under section 192 of the CBCA, without notice and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia, on November 3, 2025; AND ON HEARING David Brown, counsel for Teck and Andrew Gray, counsel for Anglo American plc ("**Anglo American**"); AND UPON READING the Affidavit No. 1 of Amanda Robinson made October 30, 2025 (the "**Robinson Affidavit**") and the Affidavit #1 of Krystal Gosling, made October 31, 2025 (the "**Gosling Affidavit**"); AND UPON BEING ADVISED that the staff of the Director appointed under the CBCA has determined that the Director does not need to appear or be heard on this application; AND UPON BEING FURTHER ADVISED that it is the intention of Teck and Anglo American to rely upon section 3(a)(10) of the United States *Securities Act of 1933*, as amended (the "**U.S. Securities Act**"), as a basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the securities under the Plan of Arrangement (as defined below), including the

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Exchangeable Consideration Shares, the Anglo Closing Shares and the Teck Replacement Options (as such terms are defined in the Information Circular), based on the Court's approval of the Merger (as such term is defined in this Interim Order), which approval through the issuance of the Final Order will constitute its determination of the fairness of the Merger;

THIS COURT ORDERS that:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the draft management proxy circular of Teck (the "**Information Circular**"), attached as **Exhibit "A"** to the Robinson Affidavit.

SPECIAL MEETING

2. Pursuant to section 192 of the CBCA, Teck is authorized and directed to call, hold and conduct a special meeting (the "**Meeting**") of shareholders ("**Teck Shareholders**") of Class A common shares of Teck ("**Teck Class A Shares**") and of Class B subordinate voting shares of Teck ("**Teck Class B Subordinate Voting Shares**", and together with the Teck Class A Shares, the "**Teck Shares**") to be held at 11:00 a.m. (Pacific time) on December 9, 2025, at Suite 400 – 550 Burrard Street, Vancouver, British Columbia, and virtually at https://virtual-meetings.tsxtrust.com/1856 and more particularly described in the Information Circular to: (a) consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), substantially in the form attached as Appendix "A" to the Information Circular, approving an arrangement of Teck under section 192 of the CBCA (the "**Merger**") on the terms and subject to the conditions of the plan of arrangement of Teck substantially in the form attached as Appendix "B" to the Information Circular (the **"Plan of Arrangement**") involving, among other things, the merger of Anglo American plc ("**Anglo American**") and Teck on a merger of equals basis; and (b) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

3. The Meeting shall be called, held and conducted in accordance with the CBCA, the notice of special meeting to Teck Shareholders (the "**Notice**"), the Information Circular, the constating documents of Teck and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order. To the extent there is any inconsistency, this Interim Order shall govern or, if not specified in this Interim Order, the Information Circular shall govern.

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AMENDMENTS

4. Teck is authorized to make, subject to the Arrangement Agreement, such amendments, modifications or supplements to the Merger, the Plan of Arrangement, the Arrangement Agreement, the Information Circular and the Notice as it may determine without any additional notice to or authorization of the Teck Shareholders or further orders of this Court. The Merger, the Plan of Arrangement, the Arrangement Agreement, the Information Circular and the Notice as so amended, modified or supplemented, shall be the Merger, the Plan of Arrangement, the Arrangement Agreement, the Information Circular and the Notice to be submitted to Teck Shareholders at the Meeting, as applicable, and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5. Notwithstanding the provisions of the CBCA and the constating documents of Teck, and subject to the terms of the Arrangement Agreement, Teck shall be entitled to adjourn or postpone the Meeting or the date of the hearing for the Final Order (defined below) on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Teck Shareholders respecting the adjournment or postponement, and without the need for approval of this Court.

6. Notice of any such adjournment or postponement shall be given by press release, news release, newspaper advertisement or notice delivered to the Teck Shareholders by one of the methods specified in paragraphs 10 to 14 of this Interim Order, as determined to be the most appropriate method of communication by Teck.

RECORD DATE

7. The record date for determining Teck Shareholders entitled to receive the Notice and the Information Circular and the forms of proxy (the "**Forms of Proxy**" and together with the Notice and the Information Circular, the "**Meeting Materials**") for use, as applicable, by the registered Teck Shareholders ("**Registered Teck Shareholders**") at the Meeting, substantially in the forms attached as **Exhibits "A"** (in respect of the Notice and the Information Circular) and **"D"** (in respect of the Forms of Proxy) to the Robinson Affidavit, and entitled to attend and vote at the Meeting shall be the close of business on October 20, 2025 (the "**Record Date**").

8. The Record Date shall remain the same despite any adjournments or postponements of the Meeting unless a change to the date is required by applicable law.

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NOTICE OF SPECIAL MEETING

9. The Notice and the Information Circular, each substantially in the form attached as **Exhibit "A"** to the Robinson Affidavit, with such deletions, amendments or additions thereto or additional documents as counsel for Teck may advise are necessary or desirable and as are not inconsistent with the terms of this Interim Order, are hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 192 of the CBCA, and Teck shall not be required to deliver to the Teck Shareholders any other or additional statement pursuant to section 192 of the CBCA.

10. The Meeting Materials, with such deletions, amendments or additions thereto or additional documents as counsel for Teck may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be delivered to Registered Teck Shareholders as they appear on the central securities register or equivalent record of Teck, determined as at the close of business of the Record Date, which is at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing or delivery), by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the Registered Teck Shareholder at its address as it appears in Teck's central securities register as at the close of business on the Record Date.

11. The Notice and the Information Circular, with such deletions, amendments or additions thereto or additional documents as counsel for Teck may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be delivered:

    (a) to non-registered (beneficial) Teck Shareholders, ("**Non-Registered Teck Shareholders**"), by providing copies of the Notice and Information Circular to intermediaries and registered nominees for delivery to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators;

    (b) at any time by email or facsimile transmission to any Teck Shareholder who identifies himself or herself to the satisfaction of Teck (acting through its representatives), who requests such email or facsimile transmission and, if required by Teck, agrees to pay the charges related to such transmission;

    (c) to the directors and auditor of Teck by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission; and

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(d) to the Director appointed pursuant to the CBCA, by prepaid ordinary mail, or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

12. In the event of an interruption in or cessation of postal services due to strike or otherwise, Teck shall be authorized, in addition to or as an alternative to the methods of delivery specified in paragraphs 10 and 11 above to communicate notice of the Meeting by publishing notice of the Meeting in one of the following newspapers:

(a) The Globe and Mail (National edition); or

(b) The National Post,

which publication shall include specific reference to locations (including www.sedarplus.ca) at which copies of the Meeting Materials and Court Materials (as such term is defined in this Interim Order) will be available to be accessed. Such notice and access in compliance with this paragraph shall for all purposes constitute good and sufficient delivery of the Meeting Materials and Court Materials.

13. The Meeting Materials need not be delivered to Registered Teck Shareholders where mail previously delivered to such holders by Teck or its registrar and transfer agent has been returned to Teck or its registrar and transfer agent on at least two previous consecutive occasions.

14. Teck is hereby directed to deliver the Notice and Information Circular and any other communications or documents determined by Teck to be necessary or desirable to the holders (the "**Teck Incentive Award Holders** and together with the Teck Shareholders, the "**Teck Securityholders**") of Teck options, deferred share units, restricted share units, performance share units and performance deferred share units (the "**Teck Incentive Awards**") by any method permitted for notice to Teck Shareholders as set forth in paragraphs 10, 11 or 12 of this Interim Order, or by email or through the Solium Shareworks by Morgan Stanley at Work portal, concurrently with the delivery described in paragraphs 10, 11 or 12 of this Interim Order. Delivery of such materials to holders of Teck Incentive Awards shall be to their addresses or email as they appear on the books and records of Teck or its registrar and transfer agent, if applicable, at the close of business on the Record Date. Delivery of such materials through the Solium Shareworks by Morgan Stanley at Work portal shall be provided to those persons identified on the books and records of Teck or its registrar and transfer agent as holders of Teck Incentive Awards as at the close of business on the Record Date.

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15. Substantial compliance with paragraphs 10 to 14 above, as applicable, shall for all purposes constitute good and sufficient notice of the Meeting and sufficient delivery and service of the Meeting Materials (as applicable) and Court Materials to the Teck Shareholders and holders of Teck Incentive Awards.

16. Accidental failure of, or omission, or delay by Teck to give notice to any one or more Teck Shareholders or any other persons entitled thereto, or the non-receipt of such notice, or any failure, or omission, or delay to give such notice as a result of events beyond the reasonable control of Teck (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Teck, then it shall use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

17. The Meeting Materials (as applicable) and any amendments, modifications, updates or supplements to the Meeting Materials (as applicable), and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received for the purposes of this Interim Order:

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) after receipt by the courier;

(c) in the case of any press release, news release, advertisement, or publication, including pursuant to paragraph 12 of this Interim Order, at the time of publication;

(d) in the case of electronic filing on SEDAR+ or EDGAR, upon the transmission thereof;

(e) in the case of any means of transmitted, recorded or electronic communication, including email, facsimile and the Shareworks portal, upon the transmission thereof; and

(f) in the case of the Non-Registered Teck Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

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UPDATING MEETING MATERIALS

18. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials (as applicable) may be delivered, at any time prior to the Meeting, to the Teck Shareholders and holders of Teck Incentive Awards (as applicable) by press release, news release, newspaper advertisement, pre-paid ordinary mail, or by notice delivered by any of the means set forth in paragraphs 10 to 14 of this Interim Order, as determined to be the most appropriate method of communication by Teck.

PERMITTED ATTENDEES AND SUBMISSION OF PROXIES

19. The only persons entitled to attend the Meeting shall be:

    (a) Teck Shareholders or their respective proxyholders as at the close of business on the Record Date;

    (b) directors, officers, auditors and advisors of Teck;

    (c) directors, officers and advisors of Anglo American; and

    (d) the CBCA Director;

    (e) other persons with the prior permission of the Chair of the Meeting;

    and the only persons entitled to vote at the Meeting shall be the Registered Teck Shareholders or their respective proxyholders determined as at the close of business on the Record Date.

20. The persons described in paragraph 19 above who participate in the Meeting by virtual means will be deemed to be present at the Meeting.

21. The deadline for the submission of proxies by Teck Shareholders for the Meeting shall be 11:00 a.m. (Pacific Time) on December 5, 2025 (or, if the Meeting is adjourned or postponed, 48 hours before the day on which the Meeting is reconvened), provided that the Chair of the Meeting has discretion to extend or waive the proxy cut-off without notice and to accept late proxies in accordance with paragraph 32 below.

SOLICITATION OF PROXIES

22. Teck is authorized to use the Form of Proxy, subject to Teck's ability to insert dates and other relevant information in the final form thereof and to make other non-substantive changes and changes as counsel for Teck may advise are necessary or appropriate. Teck is authorized, at its expense, to solicit proxies directly and through its oficers, directors and employees, through its proxy solicitation advisors, Laurel Hill Advisory Group and Innisfree M&A

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Incorporated, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

23. The procedures for the use of proxies at the Meeting and revocation of such proxies shall be as set out in the Meeting Materials.

LETTER OF TRANSMITTAL AND ELECTION FORM

24. Teck is authorized to deliver a Letter of Transmittal and Election Form to Registered Teck Shareholders at any time prior to the Election Deadline as Teck may determine by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as determined to be the most appropriate method of communication by Teck, such Letter of Transmittal and Election Form to be in the form determined by Teck.

QUORUM AND VOTING

25. In accordance with the constating documents of Teck, a quorum at the Meeting shall be three (3) Teck Shareholders present in person or represent by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting.

26. At the Meeting, the votes shall be taken on the following basis:

(a) each registered holder of Teck Class A Shares whose name is entered on the central securities register of Teck as at the close of business on the Record Date is entitled to one hundred (100) votes for each Teck Class A Share registered in his/her/its name;

(b) each registered holder of Teck Class B Subordinate Voting Shares whose name is entered on the central securities register of Teck as at the close of business on the Record Date is entitled to one (1) vote for each Teck Class B Subordinate Voting Share registered in his/her/its name; and

(c) the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least: (i) sixty-six and two-thirds ($66^{2/3}$%) of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; and (ii) sixty-six and two-thirds ($66^{2/3}$%) of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions).

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27. In all other respects, other than as set out in this Interim Order or as further ordered by the Court, the terms, conditions and restrictions of Teck's constating documents shall apply in respect of the Teck Meeting.

SCRUTINEER

28. The scrutineer for the Meeting shall be one or more representatives of TSX Trust Company (or such other persons as Teck may designate in its sole discretion). The duties of the scrutineer shall include:

    (a) invigilating and reporting to the Chair of the Meeting on the deposit and validity of proxies;

    (b) reporting to the Chair of the Meeting on the quorum of the Meeting;

    (c) reporting to the Chair of the Meeting on the polls taken or ballots cast, if any, at the Meeting; and

    (d) providing to Teck and to the Chair written reports on matters related to their duties.

CHAIR OF THE MEETING

30. The Chair of the Meeting is at liberty to call on the assistance of legal counsel at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

31. The Chair of the Meeting shall be permitted to ask questions of, and demand the production of evidence, from Teck Shareholders or such other persons in attendance or represented at the Meeting, as he or she considers appropriate having regard to the orderly conduct of the Meeting, the authority of any person to vote at the Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

32. The Chair of the Meeting may, in the Chair's sole discretion, waive the time limits specified in the Form of Proxy for the deposit of proxies by Teck Shareholders, if he or she deems it advisable to do so, and such waiver is to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

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36. Registered Teck Shareholders who exercise such Dissent Rights in accordance with paragraphs 33-35 above and who:

37. Notice to Registered Teck Shareholders of the Dissent Rights with respect to the Arrangement Resolution shall be given by including information with respect to the Dissent Rights in the Information Circular to be sent to Registered Teck Shareholders in accordance with this Interim Order.

APPLICATION FOR FINAL ORDER

38. Teck shall include in the Information Circular, when the Notice and Information Circular are delivered in accordance with paragraphs 10 to 14 of this Interim Order, a copy of the Notice of Hearing of Petition herein, in substantially the form attached as **Exhibit "C"** to the Robinson Affidavit, and

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a copy of this Interim Order (colectively, the "**Court Materials**"), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraph 17 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

39. The delivery of the Court Materials with the Information Circular in the manner contemplated by this Interim Order shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall:

(a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Final Order; and

(b) deliver the filed Response to Petition, together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Final Order, to Teck' counsel at:

Attention: David R. Erown

with a copy to Anglo American's counsel at:

40. Upon the approval, with or without variation, by the Teck Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Teck may apply to this Court (the "**Application**") for an Order:

(a) pursuant to subsection 192(4)(e) of the CBCA approving the Merger; and

(b) pursuant to subsection 192(4)(e) of the CBCA declaring that the terms and condition of the Merger are procedurally and substantively fair and reasonable to the Teck Securityholders;

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(the "**Final Order**")

and the hearing of the Application for the Final Order shall be held on December 12, 2025 at 9:45 a.m. (Pacific time) at the courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application for the Final Order can be heard or at such other date and time as this Court may direct.

41. The persons entitled to appear and be heard at the hearing of the Application for the Final Order or any hearing of the Court to sanction and approve the Merger, shall be only:

(a) Teck;

(b) Anglo American; and

(c) Teck Shareholders and other persons who have served and filed a Response to Petition and have otherwise complied with the *Supreme Court Civil Rules* and paragraph 39 of this Interim Order.

42. In the event that the hearing of the Application for the Final Order is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 39 of this Interim Order need be served and provided with notice of the adjourned hearing date.

43. Teck shall not be required to comply with Rule 8-1, and Rule 16-1 of the *Supreme Court Civil Rules* in relation to the hearing of the Application for the Final Order, and in particular any materials to be filed by Teck in support of the hearing of the Application for the Final Order may be filed at any time prior to the hearing of the Application for the Final Order without further order of this Court.

44. Teck and Anglo American may attend the hearing of the Application for the Final Order by way of video conference pursuant to Rule 23-5(4) of the *Supreme Court Civil Rules*, without further order of this Court.

VARIANCE

45. Teck shall be entitled, at any time, to apply to vary this Interim Order.

46. To the extent of any inconsistency or discrepancy between this Interim Order and the Information Circular, the CBCA, or Teck's constating documents, this Interim Order will govern.

(This area intentionally blank.)

122697465v8

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47. Rules 8-1 and 16-1(8) – (12) of the *Supreme Court Civil Rules* shall not apply to any further applications in respect of this proceeding, including the Application for the Final Order and any application to vary this Interim Order.

48. The signature of Mr. Gray is dispensed with.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT

Signature of lawyer for the Petitioner, Teck Resources Limited

Lawyer: David R. Brown

By the Court.

Registrar

CHECKED

122697465v8

E-15

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No. S-258195
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, CHAPTER C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TECK RESOURCES LIMITED AND ANGLO AMERICAN PLC

TECK RESOURCES LIMITED

PETITIONER

ORDER MADE AFTER APPLICATION

STIKEMAN ELLIOTT LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver BC V6C 2X8
Telephone (604) 631-1300

COUNSEL: David R. Brown
FILE NO: 125479.1041

122697465v8

E-16

APPENDIX “F”

NOTICE OF HEARING PETITION

See attached.

F-1

No. VLC-S-S-258195

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, RSC. 1985, c. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT

TECK RESOURCES LIMITED AND ANGLO AMERICAN PLC

TECK RESOURCES LIMITED

PETITIONER

NOTICE OF HEARING OF PETITION

TO:	The holders (the “Teck Shareholders”) of Class A common shares and Class B subordinate voting shares of Teck Resources Limited (“Teck”)
AND TO:	The CBCA Director
AND TO:	Anglo American plc

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Teck in the Supreme Court of British Columbia for approval, pursuant to section 192 of the Canada Business Corporations Act, RSC 1985, c. C-44, and amendments thereto, of an arrangement by way of a statutory plan of arrangement contemplated in an arrangement agreement dated September 9, 2025 (as the same may be amended) between Teck and Anglo American plc (“Anglo American”) pursuant to which Anglo American agreed to acquire all issued and outstanding Teck Shares to effect a merger of equals (the “Merger”) at current market values with no premium.

NOTICE IS FURTHER GIVEN that by Order of Associate Judge Robinson, dated November 3, 2025, the Court has given directions by means of an interim order (the “Interim Order”) on the calling of a special meeting (the “Meeting”) of the Teck Shareholders to consider, among other things, and if deemed advisable, approve, with or without variation, a special resolution to approve the Merger (the “Arrangement Resolution”).

NOTICE IS FURTHER GIVEN that if the Arrangement Resolution is approved at the Meeting by the requisite majorities of Teck Shareholders, the Petitioner intends to apply to the Supreme Court of British Columbia for a final order (the “Final Order”) approving the Merger and declaring that the Merger is procedurally and substantively fair and reasonable to the Teck Shareholders, which application is expected to be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia or as the Court may direct on December 12, 2025 at 9:45 a.m. (Pacific time), or as soon thereafter as counsel may be heard or at such other date and time as the board of Teck or the Court may direct.

F-2

NOTICE IS FURTHER GIVEN that the Final Order approving the Merger will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof with respect to the issuance of securities pursuant to the Merger.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Response to Petition” together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia or as the Court may direct and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to Teck’s address for delivery, which is set out below, on or before December 10, 2025 at 12:00 p.m. (Pacific time).

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry or online from the BC Supreme Court website. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON (OR AS DIRECTED BY THE COURT) OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Merger, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Merger is approved, it will affect the rights of the Teck Shareholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be delivered to any Teck Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner’s address for delivery is:

Stikeman Elliott LLP

Barristers and Solicitors

1700 – 666 Burrard Street

Vancouver, BC V6C 2X8

Attention: David R. Brown

F-3

DATED this 3rd day of November, 2025.

Counsel for the Petitioner,
Teck Resources Limited

David R. Brown

F-4

APPENDIX “G”
INFORMATION CONCERNING TECK

The following information about Teck should be read in conjunction with the documents incorporated by reference in this Information Circular. This Appendix “G” is presented on a pre-Merger basis and reflects the current business, financial and share capital of Teck. Certain statements contained in this Appendix “G”, and in the documents incorporated by reference herein, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Teck’s future performance. See “Forward-Looking Statements”. Teck Shareholders should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Information Circular and set out in the Teck AIF, as well as risk factors incorporated by reference in this Information Circular.

Documents Incorporated by Reference

The following documents, filed with the Canadian securities commissions under Canadian securities legislation and available under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca, are specifically incorporated by reference and form an integral part of this Information Circular:

•	annual information form of Teck for the year ended December 31, 2024, dated February 19, 2025;

•	management proxy circular of Teck dated March 3, 2025;

•	audited consolidated annual financial statements of Teck for the years ended December 31, 2024 and 2023;

•	management’s discussion and analysis of Teck for the year ended December 31, 2024;

•	material change report of Teck dated September 19, 2025, in respect of the Merger;

•	condensed interim consolidated financial statements of Teck for the three and nine months ended September 30, 2025; and

•	management’s discussion and analysis of Teck for the three and nine months ended September 30, 2025.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

To request a copy of our core disclosure documents free of charge, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3. These documents can be viewed on our website at www.teck.com/reports. Additional information about Teck is available under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Overview

Teck is one of Canada’s leading mining companies, and its business is exploring for, acquiring, developing, producing and selling natural resources. Teck’s activities are organized into business units focused on its core businesses of copper and zinc. These business units are supported by Teck’s corporate offices, which manage corporate growth initiatives and provide marketing, administrative, technical, financial and other services. Through Teck’s interests in mining and processing operations in Canada, the U.S., Chile and Peru, Teck is an important producer of copper and one of the world’s largest producers of mined zinc.

G-1

Teck has interests in the following operations:

	Type of Operation	Jurisdiction
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper/Molybdenum Mine	Region I, Chile
Carmen de Andacollo	Copper/Gold Mine	Region IV, Chile
Trail Operations	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, U.S.A.

Teck’s principal products are copper and zinc. In addition, Teck produces lead, silver, molybdenum, and various specialty and other metals, chemicals and fertilizers. Teck actively explores for copper, zinc, nickel and gold. The following table sets out Teck’s revenue by product for each of the last two (2) financial years:

	2024 $(Billions)%		2023 $(Billions)%
Copper(1)	5.035	56	3.016	47
Zinc(2)	2.418	26	2.219	34
Other(3)	1.612	18	1.241	19
Total(4)	9.065	100	6.476	100

(1)	Copper revenues include sales of copper contained in concentrates and cathode copper.

(2)	Zinc revenues include sales of refined zinc and zinc concentrate.

(3)	Other revenues include sales of silver, lead, gold, molybdenum, various specialty metals, chemicals and fertilizer.

(4)	Does not include revenues from discontinued operations.

The current technical reports for each of the material mineral properties of Teck are available under Teck’s issuer profiles on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Recent Developments

On September 9, 2025, Teck and Anglo American plc entered into the Arrangement Agreement pursuant to which Anglo American plc agreed to indirectly acquire all of the issued and outstanding Teck Shares to effect an at market “merger of equals”. The Merger will be completed by way of a Plan of Arrangement pursuant to section 192 of the CBCA, involving, among other things, the Merger of Anglo American plc and Teck pursuant to which ExchangeCo, a subsidiary of Anglo American plc, will acquire all of the outstanding Teck Shares in exchange for the issuance of the Exchange Ratio of Anglo Consideration Shares for each outstanding Teck Share held, or, in the case of electing eligible Canadian Teck Shareholders, the Exchange Ratio of Exchangeable Consideration Shares, for each outstanding Teck Share held by such Teck Shareholder. The Exchange Ratio is subject to adjustment in limited circumstances.

Former Anglo Shareholders and Former Teck Shareholders are expected to own approximately 62.4% and 37.6%, respectively, of Anglo Teck. The pro forma ownership in Anglo Teck is based on Anglo American plc’s issued share capital of 1,079,143,738 Anglo Shares on a fully diluted basis as of September 5, 2025 (excluding the Anglo Charitable Trust Shares, see “Appendix “H” – Information Concerning Anglo American – Outstanding Securities Data”), and Teck’s issued share capital of 488,869,975 Teck Shares outstanding, fully diluted on a net share settled basis as of September 5, 2025, comprising 7,599,532 Teck Class A Shares outstanding and 481,270,443 Teck Class B Subordinate Voting Shares outstanding inclusive of the estimated dilutive impact of Teck Options. For further information regarding Anglo Teck following completion of the Merger, see “Appendix “I” – Information Concerning Anglo Teck”.

For a full description of the Merger, the Arrangement Agreement and Anglo Teck following completion of the Merger, see “The Merger” and “Information Concerning Anglo Teck” and in this Information Circular.

Market Price and Trading Volume of Teck Shares

Teck’s Class A Shares are listed on the TSX under the trading symbol “TECK.A”. Teck’s Class B Subordinate Voting Shares are listed on the TSX under the trading symbol “TECK.B” and on the NYSE under the trading symbol “TECK”.

G-2

On September 8, 2025, the last full trading day prior to the public announcement that Teck planned to proceed with the Merger, the closing sale price as reported on the TSX was CAD$49.13 per Teck Class A Share and CAD$48.50 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was $35.11. On October 31, 2025, the last full trading day prior to the date of this Information Circular, the closing sale price as reported on the TSX was CAD$60.35 per Teck Class A Share and CAD$60.17 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was $42.92. Teck Shareholders are urged to obtain current market quotations for their Teck Shares. Historical trading prices are not indicative of future trading prices.

Teck has received regulatory approval under Canadian Securities Laws to purchase up to approximately 40,000,000 Teck Class B Subordinate Voting Shares under a normal course issuer bid which ended on September 9, 2025. Teck purchased 22,024,832 Teck Class B Subordinate Voting Shares at an average price of CAD$54.83 under the normal course issuer bid. During Teck’s previous normal course issuer bid, which commenced on November 22, 2023 and ended on November 21, 2024, Teck purchased 18,062,775 Teck Class B Subordinate Voting Shares at an average price of CAD$62.75.

Prior Sales of Teck Shares

During the 12-month period preceding the date of this Information Circular, Teck: (a) granted options to acquire an aggregate of 805,350 Teck Class B Subordinate Voting Shares at an average exercise price of CAD$57.97 per share; and (b) issued 826,583 Teck Class B Subordinate Voting Shares on the exercise of options at an average exercise price of CAD$23.48 per share.

Dividends

Teck currently pays dividends at the discretion of the Teck Board and pursuant to the terms of the Arrangement Agreement may declare and pay quarterly dividends not to exceed $0.125 per Teck Share per fiscal quarter, until the completion of the Merger. If certain conditions under the Arrangement Agreement are met, Teck may also pay a supplemental dividend to Teck Shareholders in the case that the Anglo Special Dividend (as defined below) is a negative number. Prior to the completion of the Merger, Anglo American plc will declare a special dividend in an aggregate amount up to that necessary to ensure that the net dividend payable to Anglo Shareholders (other than the holders of the Anglo Charitable Trust Shares) equals $4.5 billion (expected to be approximately $4.19 per Anglo Share). The Anglo Special Dividend Amount is subject to adjustment to align ordinary course dividends paid by Anglo American plc and Teck between signing and closing. If the adjustment results in a negative number, no Anglo Special Dividend will be paid and, instead, Teck will declare the Teck Catch-Up Dividend to Teck Shareholders in an aggregate amount equal to the absolute value of such negative number divided by the Adjustment Factor of 1.6596.

For additional information on the Anglo Special Dividend, see “The Merger – Anglo Special Dividend and Treatment of Permitted Dividends”.

Additional Information

Additional information relating to Teck may be found under our profile on SEDAR+ at www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Teck’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions, is contained in the Teck AIF. Additional financial information is also provided in our comparative financial statements and in the Management’s Discussion and Analysis for the year ended December 31, 2024. Copies of these documents are available upon request from our Corporate Secretary.

Pursuant to NI 51-102, Teck is required to annually send a request form to registered holders and beneficial owners of Teck securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Teck AIF and the Teck MD&A, interim financial statements and the Teck MD&A, or both. Registered Teck Shareholders and Non-Registered Teck Shareholders should review the request form carefully. Copies of these documents are available under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Unless otherwise stated, information contained herein is as at October 20, 2025.

G-3

Appendix “H”

INFORMATION CONCERNING ANGLO AMERICAN

This Appendix H to the accompanying Information Circular forms an integral part thereof, and contains certain information concerning Anglo American prior to giving effect to the Merger. Teck Shareholders should read this Appendix H in conjunction with the rest of the Information Circular to obtain a full understanding of Teck, Anglo American, the Merger and Anglo Teck. Capitalized terms used in this Appendix H but not otherwise defined herein shall have the meanings set forth in the “Glossary of Certain Terms” in the Information Circular.

This Appendix H contains certain historical information that Anglo American has previously prepared and made available to the Anglo Shareholders in compliance with the Companies Act 2006 (UK) (the “UK Companies Act”), the listing rules of the Financial Conduct Authority of the United Kingdom (the “FCA”) and the disclosure guidance and transparency rules of the FCA, comprising the following documents, available under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca, each of which is incorporated by reference herein and forms an integral part of this Appendix H:

•	Anglo American’s Integrated Annual Report for the year ended December 31, 2024 (the “Integrated Anglo Annual Report”), containing, among other things, Anglo American’s audited consolidated financial statements as at and for the year ended December 31, 2024 (the “2024 Anglo Annual Financial Statements”);

•	Anglo American’s audited consolidated financial statements as at and for the year ended December 31, 2023 (the “2023 Anglo Annual Financial Statements” and, together with the 2024 Anglo Annual Financial Statements, the “Anglo Annual Financial Statements”); and

•	Anglo American’s Half Year Financial Report for the six months ended June 30, 2025 (the “2025 Anglo H1 Report”), containing, among other things, Anglo American’s unaudited condensed consolidated financial statements as at and for the six months ended June 30, 2025 (the “Anglo Interim Financial Statements”)

(collectively, the “Anglo American Public Disclosure”).

Additional information in this Appendix H which is not contained in the Anglo American Public Disclosure has been included for purposes of compliance with applicable Canadian Securities Laws and should be read in conjunction with the Anglo American Public Disclosure. Certain information contained in certain sections of the Anglo American Public Disclosure has been modified or superseded by more recent information contained in other sections of the Anglo American Public Disclosure or other information forming part of the body of this Appendix H, as applicable. The modifying or superseding information need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Anglo American undertakes no obligation to continue to disclose or update any of the additional information contained in this Appendix H that was not included in the Anglo American Public Disclosure.

This Appendix H is for information purposes only and does not constitute, nor is to be construed as, an offer to sell or the recommendation, solicitation, inducement or offer to buy, subscribe for or sell shares in Anglo American or any other securities by Anglo American or any other party. Further, it should not be treated as giving investment, legal, accounting, regulatory, taxation or other advice and has no regard to the specific investment or other objectives, financial situation or particular needs of any recipient.

No representation or warranty, either express or implied, is provided, nor is any duty of care, responsibility or liability assumed, in each case in relation to the accuracy, completeness or reliability of the information contained herein. None of Anglo American or its advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage of whatever nature, howsoever arising, from any use of, or reliance on, this Appendix H or otherwise arising in connection with this Appendix H.

No securities regulatory authority or stock exchange in Canada, the United Kingdom, the United States or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this Appendix H, including the Merger, the securities being offered pursuant to such transactions or the adequacy of the information contained in this Appendix H and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United Kingdom, the United States or elsewhere has approved or registered this Appendix H, and this Appendix H is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction.

This Appendix H has not been approved or disapproved by the SEC or the securities regulatory authority of any state of the United States, nor has the SEC or the securities regulatory authority of any state of the United States passed on the adequacy or accuracy of this Appendix H. Any representation to the contrary is a criminal offence. The Anglo Shares and the Exchangeable Shares to be issued under the Merger will not be registered under the U.S. Securities Act, or the Securities Laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the court, which will consider, among other things, the fairness of the Merger to the persons affected.

This Appendix H has been prepared without reference to a Teck Shareholder’s particular investment objectives, financial situation, taxation position and particular needs. It is important that Teck Shareholders review this Appendix H in its entirety. If a Teck Shareholder is in any doubt in relation to these matters, it should consult its stockbroker, bank manager, solicitor, accountant, taxation adviser or other independent financial adviser (where applicable, as authorised under the Financial Services and Markets Act 2000 in the United Kingdom, in South Africa, under the Financial Advisory and Intermediary Services Act 37 of 2002, under applicable Canadian or U.S. Securities Laws, or under any other applicable legislation).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of Financial Information

The Anglo Annual Financial Statements and the Anglo Interim Financial Statements are presented in U.S. dollars, which is Anglo American’s presentation currency. The Anglo Annual Financial Statements have been audited in accordance with International Standards on Auditing (U.K.) and applicable law and have been prepared in accordance with U.K.-adopted International Accounting Standards and applicable law. The Anglo Interim Financial Statements have been prepared in accordance with U.K.-adopted International Accounting Standards IAS 34 Interim Financial Reporting and the Disclosure Guidance and Transparency Rules sourcebook of the FCA. As of the date of the Information Circular, Anglo American qualifies as a “foreign issuer” as defined in National Instrument 52-107 — Acceptable Accounting Principles, Auditing Standards and Reporting Currency.

Except as otherwise noted, the financial information included in this Appendix H has been derived from the Anglo Annual Financial Statements and the Anglo Interim Financial Statements. Rounding adjustments have been made in calculating some of the financial and operating information included in this Appendix H. As a result, numerical figures shown as total amounts in some tables may not be exact arithmetic aggregations of the figures that make up such total amounts.

Currency Exchange Rate Information

In this Appendix H, “$”, “US$” and “US dollars” refer to United States dollars, “US cents” refers to subunits of the US dollar, “GBP” and “£” refers to UK sterling and “GBX” refers to UK pence, “ZAR” and “Rand” refer to the South African rand and “SA cents” refers to subunits of the South African rand, “A$” and “Australian dollars” refer to Australian dollars, “S/.” refers to the Peruvian Nuevo Sol, “thebes” refers to subunits of the Botswana Pula and “C$” refers to Canadian dollars.

For the Anglo Annual Financial Statements and the Anglo Interim Financial Statements, unless otherwise stated, statement of financial position item amounts are translated, as applicable, from the functional currency to US$ at the exchange rate prevailing on the statement of financial position date, except for income statement item amounts, which are translated at the average exchange rate for each period.

The following table sets forth the high and low daily exchange rates for US$1.00 expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
High	1.4603	1.3821	1.4416	1.3875	1.3856
Low	1.3558	1.3316	1.3316	1.3128	1.2451
Average	1.4094	1.3586	1.3698	1.3497	1.3011
End of Period	1.3643	1.3687	1.4389	1.3226	1.3544

The following table sets forth the high and low daily exchange rates for £1.00 expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
High	1.8754	1.7578	1.8184	1.7281	1.7313
Low	1.7512	1.6816	1.6816	1.6115	1.4731
Average	1.8284	1.7186	1.7504	1.6784	1.6076
End of Period	1.8699	1.7301	1.8029	1.6837	1.6322

Non-GAAP Financial Measures and Alternative Performance Measures

In this Appendix H, Anglo American presents alternative performance measures (“APMs”), including “group revenue”, “underlying EBIT”, “underlying EBITDA”, “underlying EBITDA – discontinued operations”, “underlying EBITDA – total Group”, “underlying earnings”, “underlying earnings – continuing operations”, “underlying earnings – discontinued operations”, “underlying effective tax rate”, “basic underlying earnings per share”, “basic underlying earnings per share from continuing operations”, “basic underlying earnings per share from discontinued operations”, “EBITDA margin”, “net debt”, “attributable return on capital employed (ROCE)”, “capital expenditure (capex)”, “operating free cash flow”, “sustaining attributable free cash flow”, “attributable free cash flow” and “cash conversion”, which are non-GAAP financial measures under National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. Management uses these measures to monitor Anglo American’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and businesses. These APMs should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. APMs are not uniformly defined by all companies, including those in Anglo American’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies. An investor should not consider these items in isolation or as alternatives to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. For the definitions of these measures, see “Integrated Anglo Annual Report — Other information — Alternative performance measures” and “2025 Anglo H1 Report — Other information — Alternative performance measures”.

Scientific and Technical Information

All Mineral Reserves and Mineral Resources for Anglo American contained or incorporated by reference in the Information Circular have been estimated and classified in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 edition) (the “JORC Code”) or, for certain South African subsidiaries, the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code 2016 edition) (the “SAMREC Code”) and/or the CIM Definition Standards on Mineral Resources and Mineral Reserves (2014) adopted by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Definition Standards”). The classifications under the JORC Code, the SAMREC Code and the CIM Definition Standards are substantively similar, and would not be expected to result in materially different statements of Mineral Reserves and Mineral Resources.

The estimation of “measured” and “indicated” Mineral Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proved and probable Mineral Reserves. The estimation of “inferred” Mineral Resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of Mineral Resources. It cannot be assumed that all or any part of a measured, indicated or inferred Mineral Resource will ever be upgraded to a higher category or converted into a Mineral Reserve. Under Canadian Securities Laws, estimates of inferred Mineral Resources may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Readers are cautioned not to assume that any part or all of a measured, indicated or inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimates of Anglo American’s Mineral Resources in this Appendix H may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Moreover, the estimates of the quantity and grade of Anglo American’s inferred Mineral Resources in this Appendix H are uncertain in nature, there has been insufficient exploration to define these inferred Mineral Resources as measured or indicated Mineral Resources, and it is uncertain if further exploration will result in upgrading them to a measured or indicated Mineral Resource category. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as Mineral Reserves.

Certain scientific and technical information regarding Anglo American’s material mining projects is set out under “Material Operating Properties” in this Appendix H. The disclosure contained in this Appendix H for the Collahuasi mine is supported by the technical report titled “NI 43-101 Technical Report, Collahuasi Copper Mine, Tarapacá Region, Chile” and dated November 3, 2025 (the “Collahuasi Technical Report”). The Collahuasi Technical Report was prepared by Tim Lucks, Corporate Consultant (Project Evaluation), AusIMM(CP), Martin Pittuck, Corporate Consultant (Resource Geology), CEng, FGS, MIMMM(QMR), Max Brown, Principal Consultant (Geotechnics), CEng,MIMMM, Francois Taljaard, Principal Consultant (Mining Engineering), Pr.Eng, John Willis, Principal Consultant (Mineral Processing), MAusIMM(CP), Richard Martindale, Principal Consultant (Geotechnical/Tailings Engineering), CEng, MIMMM, James Bellin, Principal Consultant (Hydrogeology/Water), CGeol FGS, Colin Chapman, Principal Consultant (Infrastructure), CEng, MIMMM(QMR), each of SRK Consulting (UK) Limited, and who are each a “qualified person” as defined by NI 43-101. Reference should be made to the full text of the Collahuasi Technical Report, which has been filed under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca.

The disclosure contained in this Appendix H for the Minas-Rio mine is supported by the technical report titled “Minas Rio NI 43-101 Technical Report” and dated November 3, 2025 (the “Minas-Rio Technical Report”). The Minas-Rio Technical Report was prepared by Mr Allan Earl, FAusIMM, Mr Aaron Radonich, FAusIMM (CP), MAIG, Mr Frank Blanchfield, FAusIMM, Mr Michael Andrew, FAusIMM, Mr Leonardo de Souza, MAusIMM (CP), each of Snowden Optiro, Mr Gordon Cunningham, FAusIMM of Turnberry Projects, Mr Peter Theron, SAIMM, and Ms Gené Main, SACNASP, EAPASA, each of Prime Resources, and who are each a “qualified person” as defined by NI 43-101. Reference should be made to the full text of the Minas-Rio Technical Report, which has been filed under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca.

The disclosure contained in this Appendix H for the Quellaveco mine is supported by the technical report titled “NI 43-101 Technical Report – Quellaveco Property” and dated November 3, 2025 (the “Quellaveco Technical Report” and, collectively with the Collahuasi Technical Report and the Minas-Rio Technical Report, the “Technical Reports”). The Quellaveco Technical Report was prepared by Mr Allan Earl, FAusIMM, Mr Aaron Radonich, FAusIMM (CP), Mr. Graeme Lyall, FAusIMM, Mr. Paulo Laymen, FAusIMMMr, each of Snowden Optiro, Gordon Cunningham, FAusIMM of Turnberry Projects, Mr Peter Theron, SAIMM, and Ms Gené Main, SACNASP, EAPASA, each of Prime Resources, and who are each a “qualified person” as defined by NI 43-101. Reference should be made to the full text of the Quellaveco Technical Report, which has been filed under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca.

Additional information about Anglo American’s mineral projects that will continue to be material to Anglo Teck upon completion of the Merger, including information regarding data verification, key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the risks that could materially affect the development of the Mineral Reserves and Mineral Resources, can be found in the Collahuasi Technical Report, the Minas-Rio Technical Report and the Quellaveco Technical Report. The scientific and technical information regarding Anglo American’s material mining projects disclosed in this Appendix H, including sampling, analytical and test data underlying such disclosure, has been verified by or under the supervision of one or more of the qualified persons named above using such recognized industry methods and procedures as were determined by them to be appropriate in the circumstances, having regard to the characteristics of the deposits and the quality of the work performed by or on behalf of Anglo American, among other things. The scientific and technical disclosure regarding each of Anglo American’s material mining projects in this Appendix H was reviewed and approved by Mr. Andrew Smith, FSAIMM, VP Reserves for Anglo American, who is a “qualified person” as defined by NI 43-101.

In this Appendix H, except where otherwise noted, all production and operating statistics are on an attributable basis based on Anglo American’s interest in the relevant mine, which include production from the Collahuasi, Minas-Rio and Quellaveco mines.

Group Terminology

In this Appendix H and the Anglo American Public Disclosure, references to “Anglo American”, the “Anglo American Group”, the “Group”, “we”, “us”, and “our” refer to either Anglo American plc and its Subsidiaries and/or those who work for them generally, or where it is not necessary to refer to a particular entity, entities or persons. The use of those generic terms herein is for convenience only, and is in no way indicative of how the Anglo American Group or any entity within it is structured, managed or controlled. Subsidiaries of Anglo American plc, and their management, are responsible for their own day-to-day operations, including but not limited to securing and maintaining all relevant licences and permits, operational adaptation and implementation of Group policies, management, training and any applicable local grievance mechanisms. Anglo American produces group-wide policies and procedures to ensure best uniform practices and standardization across the Anglo American Group but is not responsible for the day to day implementation of such policies. Such policies and procedures constitute prescribed minimum standards only. Group operating Subsidiaries are responsible for adapting those policies and procedures to reflect local conditions where appropriate, and for implementation, oversight and monitoring within their specific businesses.

Third Party Information

Certain statistical and other information included in this Appendix H is sourced from third-party sources (including, but not limited to, externally conducted studies and trials). As such it has not been independently verified and presents the views of those third parties, but may not necessarily correspond to the views held by Anglo American and Anglo American expressly disclaims any responsibility for, or liability in respect of, such information.

Websites

All references in this Appendix H to information on websites (and/or social media sites) are for information only. The content of any such information is not incorporated in, and does not form part of, this Appendix H.

Forward-Looking Statements

This Appendix H contains forward-looking information and forward-looking statements within the meaning of applicable Securities Laws (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this Appendix H, including, without limitation, those regarding Anglo American’s financial position, business, acquisition and divestment strategy, dividend policy, plans and objectives of management for future operations, prospects and projects (including development plans and objectives relating to Anglo American’s products, production forecasts and ore reserve and Mineral Resource positions) and sustainability performance related (including environmental, social and governance) goals, ambitions, targets, visions, milestones and aspirations, are forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anglo American or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. It is intended that all forward-looking statements that are within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Securities Exchange Act of 1934 be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 to the fullest extent provided by such Act.

Such forward-looking statements are based on numerous assumptions regarding Anglo American’s present and future business strategies and the environment in which Anglo American will operate in the future. Important factors that could cause Anglo American’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of global demand and product prices, unanticipated downturns in business relationships with customers or their purchases from Anglo American, Mineral Resource exploration and project development capabilities and delivery, recovery rates and other operational capabilities, safety, health or environmental incidents, the effects of global pandemics and outbreaks of infectious diseases, the impact of attacks from third parties on our information systems, natural catastrophes or adverse geological conditions, climate change and extreme weather events, the outcome of litigation or regulatory proceedings, the outcome of negotiations with joint venture partners, the availability of mining and processing equipment, the ability to obtain key inputs in a timely manner, the ability to produce and transport products profitably, the availability of necessary infrastructure (including transportation) services, the development, efficacy and adoption of new or competing technology, challenges in realising resource estimates or discovering new economic mineralisation, the impact of foreign currency exchange rates on market prices and operating costs, the availability of sufficient credit, liquidity and counterparty risks, the effects of inflation, terrorism, war, conflict, political or civil unrest, uncertainty, tensions and disputes and economic and financial conditions around the world, evolving societal and stakeholder requirements and expectations, shortages of skilled employees, unexpected difficulties relating to acquisitions or divestitures, competitive pressures and the actions of competitors, activities by courts, regulators and governmental authorities such as in relation to permitting or forcing closure of mines and ceasing of operations or maintenance of Anglo American’s assets and changes in taxation or safety, health, environmental or other types of regulation in the countries where Anglo American operates, conflicts over land and resource ownership rights and such other risk factors identified in the Integrated Anglo Annual Report and subsequent annual and half-year reporting by Anglo American. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this Appendix H. Anglo American expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the JSE Listings Requirements, the SIX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange and any other applicable regulations) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Anglo American’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this Appendix H should be interpreted to mean that future earnings per share of Anglo American will necessarily match or exceed its historical published earnings per share. For further information, see “Forward-Looking Statements” in the Information Circular.

INFORMATION CONCERNING ANGLO AMERICAN

Anglo American plc was incorporated on May 14, 1998 with limited liability under the UK Companies Act and registered in England and Wales under the registered number 03564138 and is the holding company of the group of companies comprising the Anglo American Group, which was created in 1999 following the completion of a transaction with Anglo American Corporation of South Africa Limited, a public limited company incorporated in South Africa, now known as “Anglo American South Africa Proprietary Limited”, in which Anglo American Corporation of South Africa Limited become a wholly-owned subsidiary, and an exchange offer for the shares of Minorco Société Anonyme, now known as “Minorco Overseas Holdings Limited”. Anglo American plc is governed by its articles of association, the UK Companies Act, the UK Listing Rules and the UK Disclosure Guidance and Transparency Rules.

Anglo American is a leading global mining company focused on the responsible production of copper, premium iron ore and crop nutrients – future-enabling products that are essential for decarbonizing the global economy, improving living standards and food security. Anglo American’s portfolio of world-class operations and outstanding resource endowments offers value-accretive growth potential across all three businesses, positioning Anglo American to deliver into structurally attractive major demand growth trends. Anglo American is currently implementing a number of major structural changes to unlock the inherent value in its portfolio and thereby accelerate delivery of its strategic priorities of operational excellence, portfolio simplification and growth. This portfolio transformation is focusing Anglo American on its world-class resource asset base in copper, premium iron ore and crop nutrients.

As Anglo American actively manages and evolves its asset portfolio, it expects to continue to assess opportunities and enter into discussions regarding potential strategic acquisitions, disposals, investments, mergers, demergers, syndications, joint ventures and similar transactions to further expand or simplify its business. From time to time, Anglo American may consider a number of pending or potential acquisitions, disposals, investments, mergers, demergers, syndications, joint ventures or other transactions that are subject to due diligence processes, negotiation, transaction related ad hoc agreements such as non-disclosure and standstill agreements and further related binding or non-binding understandings with potential sellers, buyers, investors or other transaction participants. Such pending and potential transactions, including the Merger, may have a material impact on Anglo American’s business if consummated and may include post-closing adjustments requiring payments to be made or received. However, such pending and potential transactions are also subject to uncertainties and may not be completed, or may complete on amended terms or on a different timetable to those initially contemplated, due to, among other reasons, failure to agree terms or failure to satisfy all closing conditions, for example as a result of inaccuracy or breach of representations and warranties of, or non-compliance with covenants by, either party, a material adverse change or other reasons. There can be no assurance that any such pending or potential transactions, including the Merger, will ultimately be pursued, agreed and/or consummated.

As of December 31, 2024, Anglo American had approximately 55,000 employees, excluding employees of contractors, associates and joint ventures, and including a proportionate share, based on the percentage shareholding, of employees within joint operations.

The Anglo Shares are listed on the London Stock Exchange (the “LSE”) under the trading symbol “AAL” and Anglo American’s market capitalization was approximately £30.1 billion (US$40.5 billion) as of September 30, 2025 (after excluding 98,906,534 Anglo Shares held by Tarl Investment Holdings (RF) Proprietary Limited, Epoch Investment Holdings (RF) Proprietary Limited and Epoch Two Investment Holdings (RF) Proprietary Limited (collectively, the “Investment Companies”)). See “Outstanding Securities Data”, “Prior Sales and Trading History” and “Integrated Anglo Annual Report – Other information – Directors’ report” for further details. In addition, Anglo Shares are listed on the Johannesburg Stock Exchange (the “JSE”) under the trading symbol “AGL”. The Anglo Shares are also listed on the SIX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange. Anglo American is not currently a reporting issuer in any province or territory of Canada. Anglo Teck will become a reporting issuer in each such jurisdiction upon the completion of the Merger and the listing of Anglo Teck Shares on the TSX. See “Appendix “I” - Information Concerning Anglo Teck” in the Information Circular for additional information concerning Anglo Teck.

Anglo American plc’s registered office is located at 17 Charterhouse Street, London EC1N 6RA, United Kingdom, and its telephone number is +44-0-20-7968-8888.

For further information on Anglo American’s business, see “Integrated Anglo Annual Report – Strategic Report”.

Organizational Structure

The following organizational structure chart depicts the simplified corporate structure of Anglo American as of the date of the Information Circular:

Notes:

(1)	The Subsidiaries presented are directly or indirectly wholly-owned by Anglo American plc unless indicated otherwise. Intermediate holding entities and other non-material Subsidiaries are not presented.

(2)	The Subsidiaries in grey above denote legal entities that hold and/or operate Anglo American’s projects. The Subsidiaries in white above denote the legal entities being spun off by Anglo American in connection with Anglo American’s portfolio and organizational transformation. See “Integrated Anglo Annual Report — Strategic Report — Chair’s statement”.

Recent Developments

Change to the Anglo Board

On October 24, 2025, Anglo American announced that Hixonia Nyasulu has decided to step down as a non-executive director of Anglo American plc effective December 31, 2025, after six years of service, to focus on her wider board portfolio. Hixonia Nyasulu has served as an independent non-executive director since November 2019, also serving on the Anglo Board’s Nomination and Remuneration committees.

Joint Venture between Anglo American and Codelco relating to Los Bronces and Andina Copper Mines

On September 16, 2025, Anglo American, through its 50.1%-owned Subsidiary, Anglo American Sur S.A. (“AAS”), and Corporación Nacional del Cobre de Chile (“Codelco”), announced that they have entered into a definitive agreement to implement a joint mine plan for their adjacent copper operations, Los Bronces and Andina, in Chile. The joint mine plan has been developed to unlock an additional 2.7 million tonnes of copper production over a 21-year period once relevant permits are in place, currently expected in 2030. The expected additional copper production of approximately 120,000 tonnes per year is to be shared equally, with approximately 15% lower unit costs relative to standalone operations and with minimal incremental capital expenditure. The transaction is subject to a number of conditions, including customary competition and regulatory approvals and implementation of the joint mine plan is subject to securing the relevant environmental permits.

The Merger

On September 9, 2025, Teck and Anglo American plc entered into the Arrangement Agreement pursuant to which Anglo American plc agreed to indirectly acquire all of the issued and outstanding Teck Shares to effect an at market “merger of equals”. The Merger will be effected by way of a court-approved Plan of Arrangement under the CBCA involving, among others, Teck and Anglo American plc, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the Teck Shareholder Approval, the Anglo Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions to the Merger set out in the Arrangement Agreement, Anglo American plc will indirectly acquire all of the issued and outstanding Teck Shares on the Effective Date.

If completed, the Merger will result in ExchangeCo, a wholly-owned subsidiary of Anglo American plc, acquiring all of the issued and outstanding Teck Shares on the Effective Date, and Anglo American plc will, subject to the approval of the Anglo Name Change Resolution, change its name to “Anglo Teck plc” and, whether or not the Anglo Name Change Resolution is approved, continue the operations of Anglo American plc and Teck on a combined basis under the name “Anglo Teck”. In accordance with the Plan of Arrangement, commencing at the Effective Time, Teck Shareholders (other than Dissenting Shareholders) will receive the Exchange Ratio of an Anglo Share for each Teck Share or in the case of electing Eligible Holders, the Exchange Ratio of an Exchangeable Share, for each Teck Share, in each case as held at the Effective Time.

Former Teck Shareholders and Former Anglo Shareholders are expected to own approximately 37.6% and 62.4% of Anglo Teck, respectively, immediately following completion of the Merger. The pro forma ownership in Anglo Teck is based on Anglo American plc’s issued share capital of 1,079,143,738 Anglo Shares as of September 5, 2025 (excluding the Anglo Charitable Trust Shares and reflective of the fact that there are no securities of Anglo American plc outstanding which are exchangeable or convertible into Anglo Shares), Teck Shares outstanding of 488,869,975, fully diluted on a net share settled basis as of September 5, 2025, comprising 7,599,532 Teck Class A Shares outstanding and 481,270,443 Teck Class B Subordinate Voting Shares outstanding (inclusive of estimated dilutive impact of Teck Options). For further information regarding the Arrangement Agreement, the Merger, and Anglo Teck following completion of the Merger, see “The Arrangement Agreement”, “The Merger”, and “Appendix “I” – Information Concerning Anglo Teck” in the Information Circular.

Sale of Valterra Platinum Shares

On September 4, 2025, various entities controlled by Anglo American sold approximately 52.2 million ordinary shares of Valterra Platinum Limited (previously named Anglo American Platinum Limited) (“Valterra Platinum”) at a price of ZAR845 per share, representing total cash proceeds of approximately ZAR44.1 billion. The transaction represents the sale of the entire approximately 19.9% interest that was retained by Anglo American following the demerger of Valterra Platinum in May 2025.

Update on Sale Process for Steelmaking Coal Business

On August 19, 2025, Anglo American acknowledged the statement made by Peabody Energy Corporation (“Peabody”) purporting to terminate the November 2024 agreements to acquire Anglo American’s steelmaking coal business in Australia due to an alleged material adverse change (as defined under the purchase agreements) relating to an ignition event that occurred on March 31, 2025 at Anglo American’s Moranbah North mine. Anglo American firmly believes that the ignition event does not constitute a material adverse change under the definitive agreements with Peabody and has accordingly initiated arbitration proceedings against Peabody. Anglo American continues to focus on and make good progress towards a safe and structured restart and ramp up at the Moranbah North mine alongside progressing the restart of plans to dispose of the steelmaking coal business.

Material Contracts

The following is a summary of those material contracts, not being contracts entered into in the ordinary course of business, which have been entered into by Anglo American plc or any member of the Group within the preceding two years and of those other contracts, not being contracts entered into in the ordinary course of business by any member of the Group, that contain provisions under which Anglo American plc and/or any member of the Group has an obligation or entitlement which is or may be material to the Group as at the date hereof:

Demerger of Valterra Platinum

On April 8, 2025, Anglo American plc entered into a demerger agreement with Valterra Platinum (formerly named Anglo American Platinum) setting out the primary terms and conditions for the demerger of approximately 51% of the Anglo American plc’s interest in the platinum group metals business, Valterra Platinum and the associated share consolidation of Anglo American plc.

In connection with the demerger, Anglo American plc also entered into certain ancillary agreements including (i) an indemnity agreement dated April 8, 2025 between Valterra Platinum and Anglo American South Africa Proprietary Limited (a wholly owned subsidiary of Anglo American plc and an entity in the Anglo American Group) which provides for a regime to be established, which became effective on demerger, for the allocation of liabilities arising from the business of the AAP Group and the business of the Anglo American Group (excluding the business of the AAP Group) between the AAP Group and the Anglo American Group, (ii) an umbrella services agreement between Anglo American Group companies comprising Anglo American Corporate Services South Africa Proprietary Limited, Anglo American EMEA Shared Services Proprietary Limited, Anglo American Marketing Limited, and Anglo American Services (UK) Limited and Valterra Platinum and its subsidiaries, RPML and AMPL, in relation to technical, human resources, marketing and other services that will continue to be provided by the Anglo American Group to the AAP Group for a limited period following the demerger. The demerger was completed on May 31, 2025.

On September 3, 2025, Anglo American plc entered into a placing agreement with Merrill Lynch International, The Standard Bank of South Africa Limited, RBC Europe Limited, Goldman Sachs International and Morgan Stanley & Co. International plc pursuant to which it sold approximately 52.2 million ordinary shares of Valterra Platinum at a price of ZAR845 per share. The sale was completed on September 4, 2025 and represented the sale of the entire approximately 19.9% interest that was retained following the demerger of Valterra Platinum at the end of May 2025. The sale of shares raised cash proceeds of approximately $2.5 billion.

Sales Agreement with, and Mining Licences from, the Government of Botswana

On February 25, 2025, De Beers and the Government of the Republic of Botswana (the “Government of Botswana”) signed formal new agreements for a 10-year sales agreement (which may be extended by a further five years) and a 25-year extension of the mining licences (from 2029 through to 2054) for Debswana. Debswana operates the Jwaneng and Orapa diamond mines in Botswana and is a 50:50 joint venture between De Beers and the Government of Botswana.

Sale of Anglo American’s Nickel Business

On February 18, 2025, Anglo American plc and MMG Singapore Resources Pte. Ltd (a wholly owned subsidiary of MMG Limited) entered into a definitive agreement for the sale of Anglo American plc’s nickel business in Brazil for cash consideration of up to $500 million. The agreed cash consideration of up to $500 million comprised an upfront cash consideration of $350 million at completion; the potential for up to $100 million in a price-linked earnout; and contingent cash consideration of $50 million linked to the Final Investment Decision (FID) for the development projects. Completion is subject to outstanding regulatory approvals.

Sale of Steelmaking Coal Business to Peabody

On November 25, 2024, certain Anglo American entities entered into an agreement to sell their portfolio of steelmaking coal mines that they operate in Australia to Peabody for a cash consideration of up to $3.775 billion. Under the terms of the agreement, Peabody's agreed cash consideration of up to $3.775 billion comprised an upfront cash consideration of $2.05 billion at completion; deferred cash consideration of $725 million; the potential for up to $550 million in a price-linked earnout; and contingent cash consideration of $450 million linked to the reopening of the Grosvenor mine.

Sale of Minority Interest in Jellinbah Group

On November 4, 2024, Anglo American plc entered into an agreement for the sale of its 33.3% minority interest in Jellinbah Group Pty Ltd, a joint venture that owns a 70% interest in the Jellinbah East and Lake Vermont steelmaking coal mines in Australia to Zashvin Pty Ltd for cash proceeds of A$1.6 billion. The sale was completed in January 2025.

Acquisition of Serra da Serpentina

On February 21, 2024, Anglo American plc entered into an agreement to acquire and integrate the contiguous Serra da Serpentina (“Serpentina”) high quality iron ore resource previously owned by Vale SA (“Vale”) into Anglo American plc’s Minas-Rio operation in Brazil, which was completed on 2 December 2024. Under the terms of the agreement, Vale transferred Serpentina and paid $157.5 million in cash at completion in return for a 15% shareholding in the enlarged Minas-Rio. If the average benchmark 62% CIF iron ore price remains above $100/t or below $80/t for four years post completion, a purchase price adjustment payment will be made to Anglo American plc or Vale, respectively, in line with an agreed formula. Vale also has an option to acquire an additional 15% shareholding in the enlarged Minas-Rio for cash if and when certain events relating to a future expansion of Minas-Rio occur, with value to be determined at the time of option exercise. The enlarged Minas-Rio will have the option to utilise Vale’s nearby rail line and Tubarão port to transport expanded output as an alternative to the construction of a second pipeline to Anglo American plc’s current port facility at Açu. The transaction does not include or affect Anglo American plc’s 50% interest in the iron ore export facility at the port of Açu.

Consolidated Capitalization

Except as otherwise described herein, there have been no material changes in the share and loan capital of Anglo American plc, on a consolidated basis, since June 30, 2025, the end of Anglo American plc’s most recently completed financial period. See “2025 Anglo H1 Report” for additional information with respect to Anglo American’s consolidated capitalization and “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements” in the Information Circular for additional information with respect to the effect of the Merger.

Outstanding Securities Data

As of October 31, 2025, Anglo American plc had issued and outstanding 1,079,143,738 Anglo Shares (excluding 98,906,534 Anglo Shares held by the Investment Companies) and up to 16,502,635 Anglo Shares were issuable upon the exercise or settlement of awards issuable under the Anglo Incentive Plans.

The Investment Companies are each owned by independent charitable trusts whose trustees are independent of the Group and were established to purchase Anglo Shares as part of Anglo American plc’s 2006 share buyback programme. Pursuant to certain arrangements with an indirect subsidiary of Anglo American plc, the Investment Companies are entitled to receive dividends on their Anglo Shares but have waived their right to vote in respect of all of the Anglo Shares they hold in Anglo American plc or will hold in Anglo Teck.

For further information, see “Integrated Anglo Annual Report — Financial Statements and Other Financial Information — Notes to the consolidated financial statements — Note 26. Called-up share capital and consolidated equity analysis”.

Options to Purchase Securities

The following table shows the aggregate number of options to purchase Anglo Shares as of October 31, 2025, pursuant to the Anglo Incentive Plans. No non-executive directors, past directors, consultants, or past consultants of Anglo American plc and its Subsidiaries hold options to purchase Anglo Shares.

Category of Holder	Number of Options	Average Exercise Price per Option (£)	Expiration Date
All executive officers and past executive officers of Anglo American and its Subsidiaries, as a group (five in total)	11,041	£18.41	May 1, 2026 to May 1, 2031
All other employees and past employees of Anglo American and its Subsidiaries, as a group (68 in total)	723,134	£18.62	November 06, 2025 to May 1, 2031

Dividends

For details on Anglo American’s dividend policy, see “Integrated Anglo Annual Report — Strategic Report — Capital allocation”. Since September 30, 2022, the Anglo Board has declared the following dividends:

			Dividend Amount (per Anglo Share)
			USD	ZAR	BWP
Declaration Date	Record Date	Payment Date	(dollars)	(cents)	(thebes)
February 23, 2023	March 17, 2023	April 28, 2023	$0.74	1,358.14420	-
July 27, 2023	August 18, 2023	September 26, 2023	$0.55	969.60050	-
February 22, 2024	March 15, 2024	May 3, 2024	$0.41	775.11730	569.10569
July 25, 2024	August 16, 2024	September 27, 2024	$0.42	770.80920	569.10569
February 20, 2025	March 14, 2025	May 7, 2025	$0.22	403.89360	303.44820
July 31, 2025	August 22, 2025	September 30, 2025	$0.07	125.01720	99.29080

Ratings

Anglo American’s long-term credit ratings from Standard & Poor’s Rating Services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”) are BBB (Positive), Baa2 (Stable) and BBB+ (Negative), respectively.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating is the fourth highest rating of 10 rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Ratings outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB+” rating is the fourth highest rating of 11 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

Ratings are intended to provide investors with an independent view of credit quality. They are not a recommendation to buy, sell or hold securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Investors cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Each rating should be evaluated independently of any other rating.

Anglo American pays an annual fee to S&P, Moody’s and Fitch for the provision of a credit rating.

S&P released a bulletin pertaining to Anglo American on September 9, 2025 following the announcement of the Merger. The previously assigned (neutral) rating was revised to (positive) following the announcement of the Merger. Anglo American was not placed under review.

Moody’s released an issuer in-depth report pertaining to Anglo American on September 9, 2025 following the announcement of the Merger. There was no rating action as the rating previously assigned in December 2023 was maintained. Anglo American was not placed under review.

Fitch released a bulletin pertaining to Anglo American on September 11, 2025 following the announcement of the Merger. The previously assigned (stable) rating was revised to (negative) following the announcement of the Merger. Anglo American was not placed under review.

Selected Historical Consolidated Financial Data of Anglo American

The following table sets forth selected historical consolidated financial data of Anglo American for each of the periods indicated. The selected historical consolidated financial data has been derived from Anglo American’s consolidated financial statements for the periods indicated. The financial data for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024, 2023 and 2022 should be read in conjunction with the Anglo Annual Financial Statements. The financial data as of and for the six month periods ended June 30, 2025, 2024 and 2023 have been derived from Anglo American’s unaudited interim consolidated financial statements and should be read in conjunction with the 2025 Anglo H1 Report and Anglo American’s Half Year Financial Report for the six months ended June 30, 2024. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The tables presented below are unaudited. The data presented below are in US$ millions, except for per share amounts.

Selected Semi-Annual Results

	2025	2024		2023
(in US$ millions, except for share data)	H1	H2	H1	H2	H1
Total revenue(1)	11,715	12,826	14,464	14,978	15,674
Profit or loss from continuing operations attributable to shareholders(2)	(1,667)	(2,396)	(672)	(979)	1,262
Profit or loss from continuing operations attributable to shareholders per share(2)(3)	0.40	(1.98)	(0.55)	(0.81)	1.04
Profit or loss attributable to shareholders	(1,879)	(2,396)	(672)	(979)	1,262
Profit or loss attributable to shareholders per share(3)	(1.58)	1.98	(0.55)	(0.81)	1.04
Dividends declared per share(4)	0.07	0.22	0.42	0.41	0.55

Notes:

(1)	Total revenue includes income from continuing and discontinued operations for the six months ended June 30, 2025.
(2)	Data for the periods ended December 31, 2023 and 2024 have not been re-presented to align to the presentation for discontinued operations reflected in H1 2025; and are instead shown as previously reported.
(3)	In accordance with UK reporting requirements, Anglo American does not present standalone H2 data. Instead, H2 figures are derived from the Annual Financial Statements and the Half Year Results for the relevant periods. The weighted average number of shares for the H2 period used for the earnings per share calculation is that for the respective full year ended and has not been adjusted.
(4)	The figures presented are, at the date the dividend was declared, based on the forecasted number of dividend-bearing shares anticipated to be in issue as at the dividend record date.

Selected Annual Results

(in US$ millions, except for share data)	2024	2023	2022
Revenue and Profit
Total revenue	27,290	30,652	35,118
Profit or (loss) from continuing operations attributable to shareholders(1)	(3,068)	283	4,514
Profit or (loss) from continuing operations attributable to shareholders per share(1)	(2.53)	0.23	3.72
Profit or (loss) attributable to shareholders	(3,068)	283	4,514
Profit or (loss) attributable to shareholders per share	(2.53)	0.23	3.72
Total assets(2)	64,866	66,544	67,407
Total non-current liabilities	(26,737)	(25,572)	(22,889	)(5)
Distributions or cash dividends declared per share(3)(4)	0.64	0.96	0.74

Notes:

(1)	Data for the periods ended December 31, 2022, 2023, and 2024 have not been re-presented for discontinued operations; accordingly, references to continuing operations reflect total results for each period.
(2)	Total assets include assets held for sale, where applicable.
(3)	In addition to figures disclosed above, the Platinum Group Metals (Valterra) business was demerged by a distribution in specie resulting in $4.9 billion being returned to shareholders during the period ended 30 June 2025.
(4)	The figures presented are, at the date the dividend was declared, based on the forecasted number of dividend-bearing shares anticipated to be in issue as at the dividend record date.
(5)	The figure presented has been included as presented in the financial statements for the year ended December 31, 2022. It was subsequently re-stated in the comparative figures presented in the financial statements for the year ended December 31, 2023, with a revised disclosure of $22,960 million.

Contractual and Other Obligations

The following table presents Anglo American’s committed, contractual maturities and related interest obligations as at December 31, 2024.

(in US$ millions)	Amount due for repayment within one year	Greater than one year, less than two	Between two and five years	Greater than five years	Total
Borrowings – principal and interest	2,174	1,618	8,247	10,772	22,811
Obligation under finance leases – principal and interest	273	193	404	737	1,607
Derivatives	379	244	479	171	1,273
Capital commitments	1,435	180	553	397	2,565
Take-or-pay commitments	1,078	1,024	2,672	6,918	11,692
Trade and other financial liabilities	5,068	11	36	424	5,539
Decommissioning and restoration provisions(1)	143	148	325	2,042	2,658
Total(2)	10,550	3,418	12,716	21,461	48,145

Notes:

(1)	The decommissioning and restoration provisions figure includes a balance of $121 million relating to assets held for sale.
(2)	Does not include cash flows in relation to the Woodsmith royalty financing on the basis that cash flows under this arrangement are not contractually defined, but instead are wholly dependent upon Woodsmith revenue in future years. However, should the Woodsmith primary subsidiary, Anglo American Crop Nutrients Limited, enter insolvency, then it would be required to repay Hancock the principal value of $250 million upon its request.

Summary of mineral resources and mineral reserves

Mineral Reserves and Mineral Resources

The Mineral Reserve and Mineral Resource estimates in this Appendix H are as reported publicly by Anglo American as at December 31, 2024. All estimates were prepared in accordance with the JORC Code, as a minimum standard. Some Subsidiaries of Anglo American plc have a primary listing in South Africa where public reporting is carried out in accordance with the SAMREC Code and assets held by those subsidiaries also report in accordance with the SAMREC Code. The JORC Code and the SAMREC Code are acceptable foreign codes for the purposes of NI 43-101. Estimated Mineral Resources are presented on an exclusive basis, i.e. Mineral Resources are reported as additional to Mineral Reserves, unless stated otherwise. The estimates for Collahuasi, Minas Rio and Quellaveco reported in this Appendix H differ slightly to those listed below. See “Material Operating Properties” in this Appendix H for current estimates and assumptions.

Anglo American has reconciled the categories of Mineral Reserves and Mineral Resources under the JORC Code and SAMREC Code to the CIM Standards. Ore Reserves and Mineral Resources reported pursuant to the JORC Code are substantively consistent with the CIM Standards, unless otherwise stated below. Ore Reserves in the context of this report have the same meaning as ‘Mineral Reserves’ as defined by the SAMREC Code and the CIM Standards.

The information on Mineral Reserves and Mineral Resources was initially prepared by or under the supervision of Competent Persons (“CPs”) as defined in the JORC or SAMREC Codes. The Mineral Reserve and Mineral Resource estimates reported in this Appendix H have been approved by Mr. Andrew Smith, FSAIMM, VP Reserves for Anglo American, who is a Qualified Person as defined in NI 43-101.

The determination of Mineral Reserve and Mineral Resource estimates are based on commodity price assumptions. The Mineral Reserves are derived from value-based planning which is utilised to delineate the highest value-accretive ore, taking account of revenue streams for all the metals/minerals and products, throughput and bottleneck constraints, as well as the costs over time, resulting in variable cut-off grades. Mineral Reserves are derived solely from Measured and Indicated Mineral Resources.

For Anglo American managed assets, the Life of Asset Plan (“LoAP”) used to define the Mineral Reserves is generally updated on a two-to-three-year cycle depending on the asset. In the intervening years the Mineral Reserves are declared by depletion, which takes annual production and an adjustment for the forecasted mining from the previous year into account. In the years when the Mineral Reserves are reported by depletion, an assessment is conducted to verify that the budget has not significantly deviated from the last LoAP, from either a production or economics perspective. An update to the LoAP is requested where deviations have occurred and are deemed to be significant.

The declared Mineral Resource estimates are not an inventory of all mineral occurrences identified but are an estimate of those, which under assumed and justifiable technical, environmental, legal and social conditions, have reasonable prospects for eventual economic extraction (“RPEEE”). The CPs and their supporting technical specialists have undertaken an assessment of the RPEEE criteria including, but not limited to, geological complexity, resource model, mining and processing methods, modifying factors, environmental, social and governance (“ESG”) constraints, legal and economic factors. The assessment is appropriate for the definition of Mineral Resources in terms of precision, accuracy, degree of confidence and variability.

Inferred Mineral Resources have been included in the LoAP of certain assets, which is not permitted under NI 43-101 requirements. Where this has occurred, Anglo American has reviewed the potential impact on the Mineral Reserves and Mineral Resources excluding the Inferred Mineral Resources from the LoAP and has concluded that there are no material differences within the assets of Copper, Iron Ore, Steelmaking Coal, Nickel, Manganese and Crop Nutrients and that the economic models supporting the LoAP excluding the Inferred Mineral Resources demonstrate positive economics consistent with CIM Modifying Factors. Diamond Resource classification is unique with the common absence of Measured Diamond Resources due to the high uncertainty driven by the particulate nature of diamonds and the unique value of each stone. Hence within the De Beers Group, Mineral Reserves for select operations may be impacted on the exclusion of the Inferred Mineral Resources from the LoAP. This impact has not been quantified but could result in a reallocation of Mineral Reserves to Mineral Resources.

Internal controls applied across the Anglo American businesses are aligned to industry best practice including, but not limited to, quality assurance and quality control processes, standardized logging, sampling, database management, geological modelling procedures per business, workflow processes, Life of Asset planning processes, Mine Value Chain Reconciliation (“MVCR”), year-on-year reconciliation, internal and external reviews and audits.

Mineral Reserve and Mineral Resource figures presented in this Appendix H are estimates, and although they have been derived to the best possible knowledge of the CPs, they are inherently subject to some level of uncertainty, based on forward-looking assumptions, and subject to known associated risks as well as risks related to unforeseen events.

Mineral Reserves

The estimates of Mineral Reserves presented in the tables below are stated as at December 31, 2024. The ownership (attributable) percentage that Anglo American holds in each operation and project is presented beside the name of each entity and reflects the Group’s share of equity owned. The reported estimates represent 100% of the Mineral Reserves.

The Mineral Reserve price assumptions may differ between assets due to the nature of the deposit and the constraints applied to the asset. Price assumptions applied are also dependent on when the last LoAP was updated. Prices are quoted in US dollars, in the footnotes to the Mineral Reserve tables below.

Copper

Copper Mineral Reserves(1)		Proved			Probable			Total
	Ownership (%)	ROM Tonnes (Mt)	Grade (%TCu)	Contained Copper (kt)	ROM Tonnes (Mt)	Grade (%TCu)	Contained Copper (kt)	ROM Tonnes (Mt)	Grade (%TCu)	Contained Copper (kt)
Collahuasi(2)(3)	44.0
Sulphide flotation		673.3	1.00	6,709	1,983.2	0.95	18,851	2,656.5	0.96	25,560
Low-grade sulphide		124.8	0.51	634	1,031.6	0.46	4,718	1,156.4	0.46	5,352
Low-grade sulphide stockpile					345.5	0.57	1,957	345.5	0.57	1,957
El Soldado(3)	50.1
Sulphide flotation		6.9	0.83	57	11.8	0.79	93	18.6	0.81	151
Stockpile					5.8	0.43	25	5.8	0.43	25
Los Bronces (5)	50.1
Sulphide flotation		673.2	0.54	3,617	623.1	0.47	2,911	1,296.3	0.50	6,528
Sulphide dump leach		367.3	0.27	988	97.8	0.24	239	465.2	0.26	1,228
Quellaveco(3)(6)	60.0
Sulphide flotation		374.0	0.68	2,558	1,167.0	0.45	5,288	1,541.0	0.51	7,846
Stockpile					15.1	0.59	89	15.1	0.59	89

TCu = total copper

Notes:

(1)	The price assumptions are used to generate the revenue factor (RF) 1 pit shell, which is the breakeven pit shell for the asset. The actual reserve pits are limited to constraints associated with the assets, including but not limited to, tailings storage capacity, waste dumping capacity, environmental restrictions and infrastructure constraints. The product of the price assumption and the RF, results in the effective Mineral Reserve price being lower than that quoted in the footnotes below.
(2)	Mineral Reserves at Collahuasi are based on price assumptions of $3.90/lb Cu and $14.0/lb Mo. The management team of the joint venture determines the commodity price assumptions.
(3)	See “Material Operating Properties” in this Appendix H for current estimates.
(4)	Mineral Reserves at El Soldado due to the shorter life of the asset are based on price assumptions of $3.94/lb Cu, at an RF 0.79 pit shell. Estimates include mineralized void-fill material from the collapse of previously mined underground stope volumes of ~17 kt Cu (1.5 Mt at 1.10 %TCu) Probable Mineral Reserves.
(5)	Mineral Reserves at Los Bronces are based on price assumptions of $5.44/lb Cu and $13.3/lb Mo, at an RF 0.53 pit shell.
(6)	Mineral Reserves at Quellaveco are based on price assumptions of $5.44/lb Cu and $13.3/lb Mo, at an RF 0.44 pit shell.

Iron Ore

Iron Ore Mineral Reserves(1)		Proved				Probable				Total
	Ownership (%)	ROM Tonnes (Mt)	ROM Grade (%Fe)	Saleable Tonnes (Mt)	Saleable Grade (%Fe)	ROM Tonnes (Mt)	ROM Grade (%Fe)	Saleable Tonnes (Mt)	Saleable Grade (%Fe)	ROM Tonnes (Mt)	ROM Grade (%Fe)	Saleable Tonnes (Mt)	Saleable Grade (%Fe)
Kolomela(2)	52.5
Hematite		105.3	63.2	105.1	63.0	9.4	61.3	9.3	63.0	114.6	63.0	114.4	63.0
Stockpile						1.3	57.0	1.3	63.0	1.3	57.0	1.3	63.0
Sishem(2)	52.5
Hematite		487.4	56.7	330.8	64.8	141.8	46.7	64.4	61.5	629.2	54.4	395.2	64.2
Stockpile						65.7	46.0	29.4	61.2	65.7	46.0	29.4	61.2
Serra do Sapo(3)	85.0
Friable itabirite & hematite		100.8	40.7	62.0	67.0	952.8	36.6	527.8	67.0	1,053.6	37.0	589.8	67.0
Itabirite		21.1	32.8	10.5	67.0	2,243.9	30.9	1,048.2	67.0	2,265.0	30.9	1,058.7	67.0

The ROM tonnage is quoted as dry metric tonnes. Saleable product tonnes are reported on a wet basis, with grade stated on a dry basis.

Notes:

(1)	The price assumptions are used to generate the revenue factor (RF) 1 pit shell, which is the breakeven pit shell for the asset. The actual reserve pits are limited to constraints associated with the assets, including but not limited to, tailings storage capacity, waste dumping capacity, environmental restrictions and infrastructure constraints. The product of the price assumption and the RF, results in the effective Mineral Reserve price being lower than that quoted in the footnotes below.
(2)	Mineral Reserves at Kolomela and Sishen are based on an iron ore CFR China price assumption of $110.00/dmt (62% Fe Fines), at an RF 0.66 pit shell.
(3)	Mineral Reserves at Serra do Sapo are based on an iron ore product price assumption of $66.42/dmt, at an RF 0.59 pit shell. See “Material Operating Properties” in this Appendix H for current estimates.

Nickel

Nickel Mineral Reserves		Proved			Probable			Total
	Ownership (%)	ROM Tonnes (Mt)	Grade (%Ni)	Contained Nickel (kt)	ROM Tonnes (Mt)	Grade (%Ni)	Contained Nickel (kt)	ROM Tonnes (Mt)	Grade (%Ni)	Contained Nickel (kt)
Barro Alto(1)	100
Saprolite		18.5	1.37	254	12.5	1.35	169	31.0	1.36	422
Stockpile					19.0	1.18	224	19.0	1.18	224
Niquelândia(1)	100
Saprolite					5.4	1.26	68	5.4	1.26	68

Notes:

(1)	Mineral Reserves at Barro Alto and Niquelândia are based on a price assumption of $7.62/lb Ni.

Diamonds

Diamond Reserves			Proved			Probable			Total
	Ownership (%)	BCO (mm)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)
Gahcho Kué(1)	43.4	1.10
Kimberlite						18.2	155.0	28.1	18.2	155.0	28.1
Stockpile						3.1	71.3	2.2	3.1	71.3	2.2
Venetia UG(2)	62.9	1.00
Kimberlite Life-extension project						79.7	74.6	59.5	79.7	74.6	59.5
Jwaneng(3)	42.5	1.47
Kimberlite (OP)						87.1	127.1	110.6	87.1	127.1	110.6
Stockpile						0.9	138.2	1.3	0.9	138.2	1.3
Letlhakane(4)	42.5	1.15
TMR & ORT						25.2	21.6	5.4	25.2	21.6	5.4
Orapa(5)	42.5	1.65
Kimberlite						85.7	150.4	128.9	85.7	150.4	128.9
Stockpile						1.9	102.6	1.9	1.9	102.6	1.9

			Tonnes (kt)	Grade (cpht)	Carats (kct)	Tonnes (kt)	Grade (cpht)	Carats (kct)	Tonnes (kt)	Grade (cpht)	Carats (kct)
Mining Area 1(6)	42.5	2.00
Beaches						286	3.82	11	286	3.82	11
Orange River(6)	42.5	3.00
Fluvial placers						7,700	0.65	50	7,700	0.65	50

			Area k (m²)	Grade (cpm²)	Carats (kct)	Area k (m²)	Grade (cpm²)	Carats (kct)	Area k (m²)	Grade (cpm²)	Carats (kct)
Atlantic 1(7)	42.5	1.47
Marine placers						165,703	0.06	9,580	165,703	0.06	9,580

TMR = Tailings Mineral Resource. ORT = Old Recovery Tailings. OP = open pit, UG = underground.

Estimates of Diamond Reserve tonnes reflect the tonnage planned to be treated. Unless stated otherwise, tonnage is quoted as dry metric tonnes.

Plant Recovery Factors account for diamond liberation and recovery in the ore treatment process and are applied in the estimation of Diamond Reserves.

Reported Diamond Reserves and Resources are based on a bottom cut-off (BCO), which refers to the bottom screen size aperture. Incidentals refer to the diamonds that are recovered below the BCO size. Incidentals are excluded from the estimates.

Recovered Grade is quoted as carats per hundred metric tonnes (cpht) for Terrestrial operations and as carats per square metre (cpm2) for Offshore operations.

Notes:

(1)	Diamond Reserves at Gahcho Kué are based on a price assumption of $58.59/ct
(2)	Diamond Reserves at Venetia UG are based on a price assumption of $114.55/ct.
(3)	Diamond Reserves at Jwaneng are based on a price assumption of $180.90/ct.
(4)	Diamond Reserves at Letlhakane are based on a price assumption of $120.87/ct.
(5)	Diamond Reserves at Orapa are based on a price assumption of $85.53/ct.
(6)	Diamond Reserves at Mining Area 1 and Orange River are based on a price assumption of $841.96/ct.
(7)	Diamond Reserves at Atlantic 1 are based on a price assumption of $841.96/ct.

Coal

Coal Reserves		Proved				Probable				Total
	Ownership (%)	ROM Tonnes (Mt)	Yield (%)	Saleable Tonnes (Mt)	Saleable Quality(1)	ROM Tonnes (Mt)	Yield (%)	Saleable Tonnes (Mt)	Saleable Quality(1)	ROM Tonnes (Mt)	Yield (%)	Saleable Tonnes (Mt)	Saleable Quality(1)
Capcoal OC(2)	77.3	60.4				40.1				100.5
Metallurgical - coking			28.9	18.3	5.0		29.1	12.3	5.5		29.0	30.6	5.0
Metallurgical - other			35.3	22.4	6,760		35.3	14.9	6,770		35.3	37.2	6,760
Thermal			10.4	6.6	4,960		10.3	4.4	4,890		10.4	11.0	4,930
Capcoal UG -Aquila(2)	70.0	36.3				4.9				41.2
Metallurgical - coking			58.3	22.4	9.0		58.1	3.0	9.0		58.3	25.4	9.0
Dawson(2)	51.0	125.3				96.1				221.5
Metallurgical - coking			42.9	56.2	6.5		45.1	45.4	6.5		43.9	101.6	6.5
Thermal			30.3	39.7	6,200		27.7	27.5	6,170		29.2	67.3	6,190
Grosvenor(3)	88.0	35.3				55.5				90.8
Metallurgical - coking			68.0	25.0	8.5		63.7	36.7	8.0		65.4	61.7	8.0
Moranbah North(2)	88.0	43.9				165.4				209.4
Metallurgical - coking			74.1	33.8	7.5		74.2	127.7	7.5		74.2	161.5	7.5

OC = opencast/cut, UG = underground.

Coal Reserves are quoted on an ROM basis, which represents the tonnes planned for delivery to the plant. Saleable Reserve tonnes represent the estimated product tonnes. For the multi-product operations, the ROM tonnes apply to each product.

ROM tonnes are quoted on an as delivered moisture basis and Saleable tonnes on a product moisture basis.

Yield – ROM% represents the ratio of Saleable Reserve tonnes to ROM Reserve tonnes and is quoted on a constant moisture basis or on an air dried to air dried basis.

Notes:

(1)	The coal quality for Coal Reserves is quoted as either kilocalories per kilogram (kcal/kg) for Metallurgical - other and Thermal products or Crucible Swell Number (CSN) for Metallurgical - coking products. Kilocalories per kilogram represent Calorific Value (CV) on a Gross As Received basis. CV is rounded to the nearest 10 kcal/kg and CSN to the nearest 0.5 index.
(2)	Coal Reserves at Capcoal OC, Capcoal UG - Aquila, Dawson and Moranbah North are based on the following product price assumptions: Hard Coking Coal - $245/t (Premium low volatiles, FOB Queensland), Semi-Soft Coking Coal - $160/t (FOB Newcastle), Pulverized Coal Injection – $180/t (FOB Queensland) and Thermal Coal - $130/t (6,000 kcal/kg NAR, Newcastle FOB).
(3)	Coal Reserves at Grosvenor are based on the following product price assumption: Hard Coking Coal - $152/t (Premium low volatiles, FOB Queensland). Given the suspension of operations following the incident on 29 June 2024 and subsequent temporary mine sealing to extinguish the fire, estimates have been reported after depleting any production that occurred in 2024. The mine has received regulatory approval in August 2025 for the first stage of re-entry, marking a significant milestone in its recovery journey. This approval signals the beginning of a staged and carefully managed re-entry process, following the successful completion of key safety preparations, including initial mine re-ventilation activities.

Manganese

Manganese Mineral Reserves		Proved			Probable			Total
	Ownership (%)	Tonnes (Mt)	Grade (%Mn)	Yield (%)	Tonnes (Mt)	Grade (%Mn)	Yield (%)	Tonnes (Mt)	Grade (%Mn)	Yield (%)
GEMCO	40.0
ROM		18	43.2	58	25	41.4	54	43	42.2	56
Sands					5.4	40.0	20	5.4	40.0	20
Hotazel Manganese Mines	29.6
Mamatwan		21	36.1		15	36.2		36	36.1
Wessels		9.5	42.7		46	41.7		55	41.8

The tonnage is quoted as dry metric tonnes.

The Manganese assets are independently managed; estimates are prepared and signed off under the South32 reporting policy. For additional details, refer to the South32 Annual Report 2024. The management team of the joint venture determines the commodity price assumptions.

Crop Nutrients

Crop Nutrients Mineral Reserves		Proved		Probable		Total
	Ownership (%)	ROM Tonnes (Mt)	Grade (%Pht)	ROM Tonnes (Mt)	Grade (%Pht)	ROM Tonnes (Mt)	Grade (%Pht)
Woodsmith(1)	100
Shelf Seam				251.6	88.2	251.6	88.2

Saleable tonnes equal ROM tonnes as the processing yield is 100%.

The tonnage is quoted as dry metric tonnes.

 %Pht = weight per cent polyhalite.

Notes:

(1)	Mineral Reserves at Woodsmith are based on a POLY4 price assumption of $199/t (FOB Teesside).

Mineral Resources

The estimates of Mineral Resources presented in the tables below are stated as at December 31, 2024. The ownership (attributable) percentage that Anglo American holds in each operation and project is presented beside the name of each entity and reflects the Group’s share of equity owned. The reported estimates represent 100% of the Mineral Resources. Mineral Resources are reported additional to (i.e. exclusive of) those resources converted to Mineral Reserves, unless otherwise stated.

Due to the uncertainty attached to Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will necessarily be upgraded to an Indicated or Measured Mineral Resource after continued exploration. While in the judgement of the CP, there are reasonable expectations that all or part of the Mineral Resources will eventually be converted to Mineral Reserves, there is no guarantee that this will occur and is dependent on further technical and economic studies and prevailing economic conditions.

The price assumption applied is dependent on when the resource model update was conducted and may differ between assets, as quoted in the footnotes to the Mineral Resource tables below. All prices are quoted in US dollars. The following table summarizes the estimated exclusive Mineral Resources as at December 31, 2024:

Copper

Exclusive Copper Mineral Resources		Measured			Indicated			Inferred
	Ownership (%)	Tonnes (Mt)	Grade (%TCu)	Contained Copper (kt)	Tonnes (Mt)	Grade (%TCu)	Contained Copper (kt)	Tonnes (Mt)	Grade (%TCu)	Contained Copper (kt)
Collahuasi(1),(2)	44.0
Oxide and mixed leach		40.4	0.68	274	37.5	0.74	279	108.2	0.51	554
Sulphide flotation (direct feed)		34.9	0.91	319	1,016.5	0.90	9,133	2,864.3	0.90	25,818
Low-grade sulphide		11.4	0.48	55	428.8	0.47	2,019	2,116.8	0.47	9,881
El Soldado(3)	50.1
Sulphide flotation		126.1	0.60	762	65.4	0.49	323	18.1	0.38	69
Stockpile					5.1	0.49	25
Los Bronces(4)	50.1
Sulphide flotation		822.6	0.40	3,283	2,087.4	0.43	9,018	800.7	0.41	3,313
Sulphide dump leach		57.1	0.17	97	44.7	0.17	76	13.4	0.22	29
Quellaveco(2),(5)	60.0
Sulphide flotation		70.5	0.36	257	681.1	0.39	2,642	1,137.7	0.41	4,628
Los Bronces Underground(6)	50.1
Sulphide		230.3	1.45	3,339	625.9	1.32	8,262	3,843.7	0.99	38,052
Los Bronces Sur(7)	50.1
Sulphide								1,658.6	0.62	10,283
West Wall(8)	50.0
Sulphide					891.0	0.50	4,455	1,479.0	0.38	5,620

TCu = total copper.

Notes:

(1)	Mineral Resources at Collahuasi are based on price assumptions of $4.76/lb Cu and $14.0/lb Mo. The management team of the joint venture determines the commodity price assumptions.
(2)	See “Material Operating Properties” in this Appendix H for current estimates.
(3)	Mineral Resources at El Soldado are based on price assumptions of $5.57/lb Cu. Estimates include mineralized void-fill material from the collapse of previously mined underground stope volumes of ~32 kt Cu (3.3 Mt at 0.95 %TCu) classified as Indicated Resources.
(4)	Mineral Resources at Los Bronces are based on price assumptions of $5.57 /lb Cu and $13.3/lb Mo.
(5)	Mineral Resources at Quellaveco are based on price assumptions of $5.57 /lb Cu and $13.3/lb Mo.
(6)	Mineral Resources at Los Bronces Underground are based on price assumptions of $5.57/lb Cu and $13.3/lb Mo.
(7)	Mineral Resources at Los Bronces Sur are based on price assumptions of $5.44/lb Cu and $13.3/lb Mo.
(8)	Mineral Resources at West Wall are based on price assumptions of $4.86/lb Cu and $13.3/lb Mo. The management team of the joint venture determines the commodity price assumptions.

Exclusive Mineral Resources		Measured			Indicated			Inferred
	Ownership (%)	Tonnes (Mt)	Grade	Contained Metal	Tonnes (Mt)	Grade	Contained Metal	Tonnes (Mt)	Grade	Contained Metal
Sakatti(1)	100		%TCu	kt		%TCu	kt		%TCu	kt
Massive sulphide					5.6	3.90	219	5.2	4.00	209
Stockwork					8.0	0.97	78	17.4	0.89	155
Disseminated					27.4	0.51	140	93.7	0.40	375
			%Ni	kt		%Ni	kt		%Ni	kt
Massive sulphide						2.91	163		2.62	137
Stockwork						0.25	20		0.21	37
Disseminated						0.27	74		0.21	197
			3E g/t	3E Moz		3E g/t	3E Moz		3E g/t	3E Moz
Massive sulphide						2.34	0.4		2.46	0.4
Stockwork						0.81	0.2		0.80	0.4
Disseminated						0.52	0.5		0.48	1.4

TCu = total copper. Ni = total nickel. 3E is the sum of platinum, palladium and gold.

The tonnes apply to each metal product, Copper, Nickel and PGE.

Notes:

(1)	Mineral Resources at Sakatti are based on price assumptions of $5.57/lb Cu, $8.53/lb Ni, $2,250/oz Pt, $1,136/oz Pd and $2,040/oz Au.

Iron Ore

Exclusive Iron Ore Mineral Resources		Measured		Indicated		Inferred
	Ownership (%)	Tonnes (Mt)	Grade (%Fe)	Tonnes (Mt)	Grade (%Fe)	Tonnes (Mt)	Grade (%Fe)
Kolomela(1)	52.5
Hematite		40.3	64.3	46.0	62.5	11.2	62.4
Stockpile				21.4	56.9
Sishen(1)	52.5
Hematite		160.9	53.2	169.1	55.9	19.1	39.7
Stockpile				2.9	49.7
Serra do Sapo(2)	85.0
Friable itabirite and hematite		148.1	32.2	120.0	33.9	41.5	36.1
Itabirite		467.0	30.7	909.4	31.2	362.6	31.0
Itapanhoacanga(3)	95.1
Friable itabirite and hematite		31.0	40.6	117.5	41.3	114.5	40.4
Compact itabirite		23.2	33.6	73.4	34.5	57.0	34.5

Notes:

(1)	Mineral Resources at Kolomela and Sishen are based on an iron ore CFR China price assumption of $110.00/dmt (62% Fe Fines), at an RF 1.10 pit shell.
(2)	Mineral Resources at Serra do Sapo are based on an iron ore product price assumption of $92.64/dmt. See “Material Operating Properties” in this Appendix H for current estimates. Friable itabirite and hematite include friable itabirite, semi-friable itabirite, high alumina friable itabirite, soft hematite and canga.
(3)	Mineral Resources at Itapanhoacanga are based on an iron ore product price assumption of $122.91/dmt. See “Material Operating Properties” in this Appendix H for current estimates. Friable itabirite and hematite include friable itabirite, semi-compact itabirite, soft hematite and hard hematite.

In December 2024, Anglo American completed the transaction to combine the Serra da Serpentina iron ore deposit owned by Vale into our Serra do Sapo operation. Vale has acquired a 15% shareholding in the enlarged operation, while Anglo American will continue to manage and operate, including any future expansions that relate to Serpentina. Anglo American’s assessment of the geological information for Serra da Serpentina is ongoing, and estimates will be declared on completion of the relevant technical assessments.

Nickel

		Measured			Indicated			Inferred
Exclusive Nickel Mineral Resources	Ownership (%)	Tonnes (Mt)	Grade (%Ni)	Contained Nickel (kt)	Tonnes (Mt)	Grade (%Ni)	Contained Nickel (kt)	Tonnes (Mt)	Grade (%Ni)	Contained Nickel (kt)
Barro Alto(1)	100
Saprolite		4.7	1.18	56	3.8	1.16	44	10.8	1.17	127
Ferruginous laterite								9.0	1.20	109
Ferruginous laterite stockpile					1.0	1.28	12
Niquelândia[1]	100
Saprolite					1.9	1.23	23	1.0	1.29	13
Ferruginous laterite								3.6	1.07	38
Jacaré(2)	100
Saprolite					39.6	1.49	590	81.9	1.39	1,138
Ferruginous laterite		6.3	1.15	72	53.8	1.21	651	125.0	1.17	1,462

Notes:

(1)	Mineral Resources at Barro Alto and Niquelândia are based on a price assumption of $10.67/lb Ni.
(2)	Mineral Resources at Jacaré are based on a price assumption of $12.79/lb Ni.

Diamonds

			Measured			Indicated			Inferred
Exclusive Diamond Resources	Ownership (%)	BCO (mm)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)
Gahcho Kué(1)	43.4
Kimberlite		1.00				2.4	143.5	3.5	13.1	181.0	23.8
Chidliak(2)	85.0
Kimberlite		1.18							12.2	187.2	22.8
Venetia UG(3)	62.9
Kimberlite Life-extension project	1.00								60.1	88.8	53.4
Damtshaa(4)	42.5
Kimberlite		1.65				25.2	21.8	5.5	26.6	24.1	6.4
Stockpile		1.65				0.0	24.1	0.0	2.2	8.0	0.2
Jwaneng(5)	42.5
Kimberlite (OP)		1.47							0.0	26.9	0.0
Kimberlite (UG)		1.47				68.3	79.8	54.5	85.0	80.7	68.6
TMR & ORT		1.47							17.6	84.4	14.9
Stockpile		1.47							19.7	49.8	9.8
Letlhakane(6)	42.5
Kimberlite		1.65				22.3	31.7	7.1	18.7	27.8	5.2
TMR & ORT		1.15				0.0	6,644.4	0.6	42.5	26.9	11.4
Stockpile		1.65							1.3	13.9	0.2
Orapa(4)	42.5
Kimberlite		1.65				271.3	98.4	267.1	75.7	85.6	64.8
TMR & ORT		1.15				189.3	67.3	127.4
Stockpile		1.65							45.4	41.1	18.7

			Tonnes (kt)	Grade (cpht)	Carats (kct)	Tonnes (kt)	Grade (cpht)	Carats (kct)	Tonnes (kt)	Grade (cpht)	Carats (kct)
Mining Area 1(7)	42.5
Beaches		2.00				16,740	1.24	208	186,396	1.77	3,301
Overburden stockpile	2.00								7,959	0.38	30
DMS and Recovery Tailings		2.00							33,165	1.01	335
Orange River(7)	42.5
Fluvial placers		3.00				20,633	0.42	86	70,620	0.28	195
Bogenfels(7)	42.5
Deflation deposits	1.40								5,410	8.47	458
Pocket beaches		2.00							3,042	7.50	228

			Area k (m²)	Grade (cpm2)	Carats (kct)	Area k (m²)	Grade (cpm2)	Carats (kct)	Area k (m²)	Grade (cpm2)	Carats (kct)
Atlantic 1(8)	42.5
Marine placers		1.47				226,847	0.07	15,483	751,913	0.08	58,520
Midwater(8)	42.5
Marine		2.00				3,888	0.23	881	2,667	0.19	496

OP = open pit, UG = underground. TMR = Tailings Mineral Resource. ORT = Old Recovery Tailings.

Reported Diamond Reserves and Resources are based on a bottom cut-off (BCO), which refers to the bottom screen size aperture. Incidentals refer to the diamonds that are recovered below the BCO size. Incidentals are excluded from the estimates.

Tonnes or Carats values reported as 0.0 represent estimates less than 0.05 Mt or Mct. Recovered Grade is quoted as carats per hundred metric tonnes (cpht) for Terrestrial operations and as carats per square metre (cpm2) for Offshore operations.

Notes:

(1)	Diamond Resources at Gahcho Kué are based on a price assumption of $63.17/ct.
(2)	Diamond Resources at Chidliak are based on a price assumption of $120.39/ct.
(3)	Diamond Resources at Venetia UG are based on a price assumption of $118.91/ct.
(4)	Diamond Resources at Damtshaa and Orapa are based on a price assumption of $76.01/ct.
(5)	Diamond Resources at Jwaneng are based on a price assumption of $175.07/ct.
(6)	Diamond Resources at Letlhakane are based on a price assumption of $182.31/ct.
(7)	Diamond Resources at Mining Area 1, Orange River and Bogenfels are based on a price assumption of $395.15/ct.
(8)	Diamond Resources at Atlantic 1 and Midwater are based on a price assumption of $409.81/ct.

Coal

		Measured		Indicated		Inferred
Exclusive Coal Resources	Ownership (%)	Tonnes (Mt)	Quality (kcal/kg)	Tonnes (Mt)	Quality (kcal/kg)	Tonnes (Mt)	Quality (kcal/kg)
Capcoal OC(1)	77.3	80.2	6,660	97.6	6,930	184.8	6,790
Capcoal UG – Aquila(1)	70.0	19.7	6,650	11.8	6,680	2.5	6,320
Dawson(1)	51.0	297.3	6,620	457.3	6,640	253.3	6,560
Grosvenor(2)	88.0	38.9	6,450	240.5	6,420	90.3	6,370
Moranbah North(1)	88.0	69.0	6,680	90.2	6,680	18.8	6,430
Moranbah South(1)	50.0	505.3	6,330	219.2	6,420	18.6	6,600
Theodore(3)	51.0			258.5	6,260	106.0	6,160

OC = opencast/cut, UG = underground.

Coal Resources are quoted on a Mineable Tonnes In Situ (MTIS) basis in million tonnes for the Capcoal OC, Capcoal UG - Aquila and Moranbah South operations. Dawson, Grosvenor, Moranbah North and Theodore have been reported on a Gross Tonnes In Situ (GTIS) basis in million tonnes. Coal Resources are reported on an in situ moisture basis.

The coal quality for Coal Resources is quoted on an in situ heat content basis as kilocalories per kilogram (kcal/kg), representing CV rounded to the nearest 10 kcal/kg.

Notes:

(1)	Coal Resources at Capcoal OC, Capcoal UG - Aquila, Dawson, Moranbah North and Moranbah South are based on the following product price assumptions: Hard Coking Coal - $225/t (Premium low volatiles, FOB Queensland), Semi-Soft Coking Coal - $150/t (FOB Newcastle), Pulverized Coal Injection - $166/t (FOB Queensland) and Thermal Coal - $126/t (6,000 kcal/kg NAR, Newcastle FOB).
(2)	Coal Resources at Grosvenor are based on the following product price assumption: Hard Coking Coal - $185/t (Premium low volatiles).
(3)	Coal Resources at Theodore are based on the product price assumption of Thermal Coal - $106/t (6,000 kcal/kg NAR, Newcastle FOB).

Manganese

		Measured			Indicated			Inferred
Exclusive Manganese Mineral Resources	Ownership (%)	Tonnes (Mt)	Grade (%Mn)	Yield (%)	Tonnes (Mt)	Grade (%Mn)	Yield (%)	Tonnes (Mt)	Grade (%Mn)	Yield (%)
GEMCO	40.0
ROM		65	44.9	47	39	41.0	47	21	44.3	45
Sands					11	19.8
Hotazel Manganese Mines	29.6
Mamatwan		57	34.6		7.8	34.5
Wessels		32	42.6		83	41.5		16	41.7

The tonnage is quoted as dry metric tonnes.

The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves. The Manganese assets are independently managed; estimates are prepared and signed off under the South32 reporting policy. For additional details, refer to the South32 Annual Report 2024. The management team of the joint venture determines the commodity price assumptions.

Crop Nutrients

		Measured		Indicated		Inferred
Exclusive Crop Nutrients Mineral Resources	Ownership (%)	Tonnes (Mt)	Grade (%Pht)	Tonnes (Mt)	Grade (%Pht)	Tonnes (Mt)	Grade (%Pht)
Woodsmith(1)	100
Shelf Seam				90.0	86.5	810.0	82.3
Basin Seam						960.0	86.2

The tonnage is quoted as dry metric tonnes. %Pht = weight per cent polyhalite.

Notes:

(1)	Mineral Resources at Woodsmith are based on a POLY4 price assumption of $199/t (FOB Teesside).

MATERIAL OPERATING PROPERTIES

The following is a description of certain properties and interests which are currently held by Anglo American and that will be material or otherwise significant to Anglo Teck following completion of the Merger. Scientific and technical information set out below relating to each of the Collahuasi, Minas-Rio and Quellaveco mines is based on information contained in the applicable NI 43-101 technical report for such property referred to under “Presentation of Financial and Other Information — Scientific and Technical Information” in this Appendix H. The Collahuasi Technical Report was prepared by Tim Lucks, Corporate Consultant (Project Evaluation), AusIMM(CP), Martin Pittuck, Corporate Consultant (Resource Geology), CEng, FGS, MIMMM(QMR), Max Brown, Principal Consultant (Geotechnics), CEng,MIMMM, Francois Taljaard, Principal Consultant (Mining Engineering), Pr.Eng, John Willis, Principal Consultant (Mineral Processing), MAusIMM(CP), Richard Martindale, Principal Consultant (Geotechnical/ Tailings Engineering), CEng, MIMMM, James Bellin, Principal Consultant (Hydrogeology/ Water), CGeol FGS, Colin Chapman, Principal Consultant (Infrastructure), CEng, MIMMM(QMR), each of SRK Consulting (UK) Limited, and who are each a “qualified person” as defined by NI 43-101. The Minas-Rio Technical Report was prepared by Mr Allan Earl, FAusIMM, Mr Aaron Radonich, FAusIMM (CP), MAIG, Mr Frank Blanchfield, FAusIMM, Mr Michael Andrew, FAusIMM, Mr Leonardo de Souza, MAusIMM (CP), each of Snowden Optiro, Mr Gordon Cunningham, FAusIMM of Turnberry Projects, Mr Peter Theron, SAIMM, and Ms Gené Main, SACNASP, EAPASA, each of Prime Resources, and who are each a “qualified person” as defined by NI 43-101. The Quellaveco Technical Report was prepared by Mr Allan Earl, FAusIMM, Mr Aaron Radonich, FAusIMM (CP), Mr. Graeme Lyall, FAusIMM, Mr. Paulo Laymen, FAusIMMMr, each of Snowden Optiro, Gordon Cunningham, FAusIMM of Turnberry Projects, Mr Peter Theron, SAIMM, and Ms Gené Main, SACNASP, EAPASA, each of Prime Resources, and who are each a “qualified person” as defined by NI 43-101.

The Collahuasi Technical Report, the Minas-Rio Technical Report and the Quellaveco Technical Report will be filed under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca.

Unless otherwise indicated below, all information set out in this section is stated as of November 3, 2025 with an effective date of December 31, 2024.

Collahuasi Operation

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the Collahuasi Technical Report. For a more detailed review of the Collahuasi operation, please refer to the Collahuasi Technical Report, which is available under Teck’s profile on SEDAR+ at www.sedarplus.ca.

Project Description, Location and Access

The Collahuasi mine (“Collahuasi”) is located in the Tarapacá Region of Chile, in the Andean cordillera, approximately 5 to 10 km from the border with Bolivia, 185 km SE of Iquique at elevations between 4,200 and 4,800 m.a.s.l. The mine, associated infrastructure and port facilities are all accessed via tarmacked highway.

The Collahuasi mine is owned and operated by Compañía Minera Doña Inés de Collahuasi (“CMDIC”), which is owned by subsidiaries of Anglo American (44%), subsidiaries of Glencore plc (44%) and a consortium of Japanese companies, led by Mitsui & Co. Ltd. (12%).

Collahuasi's mining property consists of 841 groups of current exploitation concessions, covering 230,152 hectares, and 98 exploration concessions covering 43,500 hectares. The exploitation concessions have no expiry and remain valid through annual payments. Surface rights are predominantly held through land ownership and easements for linear infrastructure. CMDIC owns water rights to use underground water in the Coposa Salar and Minchincha Salar basins.

Collahuasi is subject to a mining royalty which consists of 1) a 1% ad-valorem component on copper revenue; and 2) a profit based component ranging from 8% to 26% on adjusted operating profits (this is capped so the overall effective tax rate for royalties, corporate tax and dividend withholding tax does not exceed 46.5%). A corporate tax rate of 27% on taxable profits is applicable to Collahuasi.

History

The Collahuasi region was initially explored in 1880, with various periods of activity through the early 1990s. Feasibility and environmental impact studies for the Collahuasi project were approved in 1995, with the operations commencing in 1998. Operations have ramped up through a series of phases of expansion from the initial production rate of 60 ktpd, to the current processing capacity of 170 ktpd (mill feed).

Since fiscal year 2019 through 2024, Collahuasi has produced and sold approximately 3,522 kt of copper and 25 kt of molybdenum. 2025 Sales year to date (end of September) equates to 303 kt of copper and 935 tonnes of molybdenum.

Geological Setting, Mineralization and Deposit Type

Collahuasi forms part of the cluster that includes several porphyry Cu-Mo and Cu vein deposits within a Permo-Triassic uplifted block, which is part of the NS Tertiary porphyry belt, controlled by the north-south trending West Fissure fault system.

The host rocks in the area are continental to shallow marine volcanic and sedimentary rocks of the Permo-Triassic Collahuasi Formation. The mineralization at Collahuasi is related to various Permian to Oligocene porphyry intrusives, including the Ines porphyry, the Collahuasi porphyry, the Rosario porphyry and the Inca porphyry.

Porphyry copper deposits at Rosario and Ujina and a high sulphidation epithermal deposit at Rosario West consist of primary sulphide mineralization beneath secondary enriched sulphides and overlying oxides near surface. Whilst some oxide heap leaching occurred historically (ceased production in 2017), with relatively minor amounts of oxide mineralization remaining, the operations have principally focused on copper sulphide mineralization which is mainly represented by chalcocite, chalcopyrite and bornite and molybdenum mineralization primarily represented as molybdenite.

Exploration

Historical exploration consisted of a combination of remote sensing and geophysical activities which progressed to reconnaissance drilling. Since the start of the operations at Collahuasi, CMDIC has carried out infill drilling campaigns aimed at updating resource classification as well as exploration drilling to expand its resource base.

Drilling, Sampling, Analysis and Data Verification

The drilling database that supports the Mineral Resource estimate for Collahuasi is based on a substantial amount of drilling data, inclusive of:

•	Rosario and Rosario West – 3,610 drill holes for a total length of 1,093 km
•	Ujina – 882 drill holes for a total length of 219 km

Reverse Circulation (RC) and Diamond Drill Hole (DDH) have been drilled for infill and exploration purposes. Grade control drilling is also included to inform the geological interpretation. Drilling is performed by external contractors, following CMDIC’s internal procedures. Drill core in secure boxes and RC sample splits are currently delivered to CMDIC’s dedicated logging facility in Pozo Almonte, some 150 km northwest of the mine; this facility came into use in 2018. Prior to this, when the majority of drilling was conducted on the Rosario, Rosario West and Ujina deposits, logging and sample dispatch were conducted on the mine site under contract by SGS SA and Geoanalitica SA.

The logging of data from drill core includes geological, geotechnical and physical attributes. RC samples are logged for geology. Currently, these data are captured digitally in the core shed using predefined standards and protocols. Drill core is halved before being sampled. RC and DDH samples are both sampled predominately at 2 m intervals, with the DDH samples additionally separated at lithology, mineralization and/or alteration contacts. Density samples are also taken routinely. A similar sampling and logging strategy has been in place for at least 10 years, digital data capture and use of the acQuireTM database software was initiated in 2007 prior to which conventional paper logging was routine.

Samples dispatched from the Pozo Almonte facility are securely bagged with sample identity bar code markers; since 2017 these have been sent to the Bureau Veritas (BV) Cesmec laboratory in Alto Hospicio, where they are dried, crushed, sieved and subdivided to prepare pulps for analysis following standard industry practices. Assaying for the main metals of interest is also conducted at BV using assay method AAS0025 comprising a 3-acid digest followed by atomic absorption spectrometry. Assay certificates are issued digitally and imported directly into the acQuireTM database. Prior to 2017, samples were sent to other well established laboratories in Chile such as SGS, Geoanalitica and CIMM Tecnologías y Servicios S.A.

For all drilling programs developed by CMDIC, the process of sample preparation, assaying, analytical, and quality control procedures have always been undertaken following established internal protocols, based on industry standard practices at the time they were conducted.

A QAQC programme has been in place for all drilling, although the documentation and reporting of results is variable; and not available for work conducted before 2006 (some 20% of Rosario data and some 80% of Ujina data). The approach has included the insertion of standard reference material (standards are generated using material from the mine) to monitor accuracy, coarse blank material (blanks) to monitor contamination and sample mix-ups; and field, coarse and pulp duplicate to monitor precision.

SRK considers that sample preparation and assay laboratory performance has been monitored thoroughly using an industry standard approach and that results indicate generally reliable laboratory performance giving good confidence in the data collected since 2007. This provides good QAQC coverage for Rosario but not for Ujina; therefore other verification methods have been used to augment Mineral Resource estimation confidence, inclusive of a limited amount of twin drilling at Ujina and production reconciliation between 2020-2024.

Since 2007, all data is entered in an acQuireTM database designed to store the geological, collar topography, survey and chemical assay information of the drill holes, where the data is captured and validated within the software.

CMDIC operate a governance process where the data supporting the estimates have been audited many times as the data and geological models and grade estimates have evolved since operations commenced, the most recent being 2022 for Rosario and Rosario West and 2012 for Ujina.

Mineral Processing and Metallurgical Testing

CMDIC have developed a geometallurgical (“geomet”) model which is integrated into mine and processing planning activities. The geomet model incorporates testwork data collected from geomet drilling focused on the next 5 years of operation and plant data that is incorporated and used to calibrate the model through machine learning approaches. The geomet model subdivides the deposit into a series of domains which reflect lithology, alteration, primary and secondary mineralization and classification according to certain mineral processing parameters derived from the testwork.

The overall processing recovery forecast over the Life of Mine (LoM) is projected to be 84.7% in the aggregate (86.3% Rosario; 80.8% Rosario West; 82.6% Ujina) and 84.2% over the next five years (2025-2029). Where material has been sourced from the low grade stockpiles, an adjustment has been applied to reflect partial oxidation of the material at surface.

Mineral Resources and Mineral Reserve Estimates

Mineral Resources

Geological models have been developed on a combined basis for Rosario and Rosario West, and separately for Ujina.

The distribution of Cu and Mo mineralization at the Rosario, Rosario West, and Ujina deposits is controlled by a combination of lithological, structural, geochemical and hydrothermal processes. In order to suitably characterize the Cu and Mo distribution, the following models have been prepared:

•	Lithological Model – Including key intrusive phases and host volcanic stratigraphy.

•	Structural Model – Including syn-mineralization features, major post-mineralization structures which offset the stratigraphy and intrusives, as well as late structures associated with supergene enrichment.

•	Alteration Model – Including key differentiation between alteration assemblages indicative of Cu mineralization (Potassic and Phyllic versus Argillic).

•	Cu Mineralogy Model – Including differentiation between primary and secondary Cu sulphide assemblages and Cu Oxide assemblages.

•	Cu and Mo Grade Shells – Indicative of (hyrdrothermal) zonation of Cu and Mo mineralization intensity, particularly within the primary sulphide zone.

Cu and Mo estimation domains for Rosario, Rosario West, and Ujina deposits have been developed using a combination of the above models to establish geologically and statistically reasonable volumes within which to estimate block grades.

The block grade estimates include total copper, soluble copper, molybdenum and arsenic. Grade estimation was carried out using Ordinary Kriging (OK) for the majority of estimation domains. Multiple estimation passes were defined reflecting the ranges established as part of the correlogram modelling. Mineral Resources at the Rosario, Rosario West, and Ujina deposits are classified in the Measured, Indicated, and Inferred categories based on considerations of data density and relative geological complexity.

The grade estimation was validated using standard industry techniques, prior to the models being re-blocked to a regular block size for the purpose of mine planning and Mineral Resource reporting.

Stockpile inventories reflect the closing balances at 31 December 2024 of the sulphide stockpiles. Validation drilling and sampling conducted on a portion of the low grade stockpiles (“SBL”) has confirmed that the grades assumed for the reported stockpile balances is reasonable.

The following table summarizes the CMDIC Exclusive Mineral Resource estimates for the in situ deposits at Rosario, Rosario West and Ujina, respectively as at December 31, 2024:

Material type	Category	Tonne (Mt)	Grade CuT (%)	Grade MoT (ppm)	Metal CuT (kt)	Metal Mo (kt)
Rosario
	Measured	32	0.79	295	254	9
In-situ Sulphide	Indicated	1,100	0.79	317	8,681	348
Cut-off- 0.3% CuT	Total Measured and Indicated	1,132	0.79	316	8,935	357
	Inferred	2,272	0.68	257	15,430	584
Rosario West
	Measured	10	0.94	11	92	0
In-situ Sulphide	Indicated	102	0.90	8	914	1
Cut-off- 0.3% CuT	Total Measured and Indicated	112	0.90	8	1,006	1
	Inferred	1,971	0.78	7	15,356	15
Ujina
	Measured	5	0.52	69	24	0
In-situ Sulphide	Indicated	248	0.64	162	1,590	40
Cut-off- 0.3% CuT	Total Measured and Indicated	253	0.64	160	1,614	40
	Inferred	748	0.67	160	4,976	120
	Measured	47	0.80	193	370	9
	Indicated	1,450	0.77	268	11,185	389
Total	Total Measured and Indicated	1,497	0.77	266	11,555	398
	Inferred	4,990	0.72	144	35,762	719

Notes:

•	Martin Pittuck (CEng, FGS, MIMMM, QMR) of SRK Consulting (UK) Ltd, has reviewed the geology and Mineral Resource estimate reported herein and takes responsibility for the December 31, 2024 Resource Estimate. Mr Pittuck is a qualified person and independent for the purposes of National Instrument 43-101.
•	The Measured and Indicated Mineral Resources are exclusive of those Mineral Resources modified to produce the Mineral Reserves.
•	Mineral Resources have been defined within an optimized resource shell using Measured, Indicated and Inferred Mineral Resources, based on input parameters: copper price of US$4.76/lb, a selling cost of US$0.51/lb Cu, and a molybdenum price of US$14.00/lb Mo. Average LoM mining operating costs are estimated at US$3.19/t (total) for Rosario and US$2.65/t (total) for Ujina. Processing costs (including G&A) have been applied on a material-specific basis, resulting in average costs of US$15.02/t of ore for Rosario and US$14.63/t of ore for Ujina. Processing recoveries are based on the defined Geometallurgical Units and range from 80.3% to 84.3% for copper and from 26.3% to 46.8% for molybdenum. No allowance for royalty is included in the optimization parameters, where this would account for US$ 0.30/lb at the copper price of US$4.76/lb for the given inventory. The optimization process relied on for constraining the reporting of Mineral Resources is conditional on the assumed relocation/redesign of LoM waste rock dump and low grade stockpiles presently located on the western side of the pit, including appropriate standoffs.
•	Estimates were depleted against the topography as at 31 December 2024.
•	Stockpiles inventories reflecting closing balances 31 December 2024 of the sulphide stockpiles. Discounted process recoveries are applied to stockpile material with average LoM values of 77%. All stockpile material is converted to Mineral Reserves.
•	Mineral Resources are reported based on a regularised block size of 20 x20 x15m. The Mineral Resources are thereafter reported at a cut-off grade of 0.3%CuT for in-situ material and 0.3%CuT for stockpile material (aligned to the stockpiling strategy).
•	All tonnages are reported on a dry basis.
•	Mineral Resource tonnages have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
•	Mineral Resources are estimated and reported on 100% attributable basis.

Mineral Reserves

Collahuasi consists of a series of high-altitude open-pit mines in northern Chile, with current production sourced from the Rosario Pit, with future contributions derived from the neighbouring Ujina pit as part of the Life of Mine Plan (LoMP). Sulphide ore is processed through a 170 ktpd flotation plant, with the scheduled expansion to 210 ktpd due to be fully ramped up by 2028. Concentrate is transported via a 203 km pipeline to the Port of Patache.

Block models were estimated using Ordinary Kriging, with the block size aligned to 15 m benches. Historical reconciliation confirms that kriging-derived smoothing reflects expected dilution and mining recovery, so no additional dilution factors were applied in Mineral Reserve conversion.

Mineral Reserves are reported within engineered pit designs supported by detailed schedules and financial analysis. The final pit design, incorporating haul road geometry and geotechnical parameters such as inter-ramp and overall slope angles, batter angles and berm widths, all varied by azimuth and depth based on geotechnical domains.

Pit optimization was completed in Whittle Four-X (Whittle) using the Lerchs-Grossmann algorithm, with appropriate cost, price, recovery, and slope parameters. Inferred Mineral Resources were excluded from optimization and scheduling.

The final pit design defines the Mineral Reserve, and subsequently, the LoM production schedule/cashflows. Hence, pit optimization is the first step in developing any LoMP. In addition to defining the ultimate size of the open pit, the pit optimization process also indicates possible mining pushbacks. These intermediate mining stages allow the pit to be developed practically and incrementally while at the same time targeting high-grade ore and deferring waste stripping.

LoM cut-off grade and cutback sequencing were optimized in COMET using Lane’s methodology with an NPV objective function. Operational constraints included equipment utilization, development rates, pit geometry and processing capacities. Mining costs were based on recent actuals and aligned with CMDIC’s five-year budget.

The following table summarizes the CMDIC Mineral Reserve estimates for the insitu deposits at Rosario, Rosario West and Ujina, respectively and associated stockpiles as at December 31, 2024:

Material type	Category	Tonnes Mt	Grade CuT (%)	Grade MoT (ppm)	Metal kt CuT	Metal kt Mo
Rosario
Sulphide	Proven	566	0.83	204	4,687	115
Cut-off - 0.3% CuT	Probable	1,658	0.82	314	13,531	521
Total Sulphide	Total	2,224	0.82	286	18,218	637
Stockpiles (Sulphide)	Proven
Cut-off - 0.3% CuT	Probable	312	0.54	140	1,695	44
Total Stockpile	Total	312	0.54	140	1,695	44
	Proven	566	0.83	204	4,687	115
Total Rosario	Probable	1,970	0.77	287	15,226	565
	Total	2,536	0.79	268	19,913	680
Rosario West
Sulphide	Proven	129	1.11	7	1,437	1
Cut-off - 0.3% CuT	Probable	503	0.95	7	4,807	3
Total Sulphide	Total	633	0.99	7	6,244	4
Stockpiles (Sulphide)	Proven
Cut-off - 0.3% CuT	Probable
Total Stockpile	Total
	Proven	129	1.11	7	1,437	1
Total Rosario West	Probable	503	0.95	7	4,807	3
	Total	633	0.99	7	6,244	4
Ujina
Sulphide	Proven	336	0.69	163	2,333	55
Cut-off - 0.3% CuT	Probable	597	0.66	151	3,944	90
Total Sulphide	Total	933	0.67	156	6,276	145
Stockpiles (Sulphide)	Proven
Cut-off - 0.3% CuT	Probable	4.58	0.55	221	25	1
Total Stockpile	Total	4.58	0.55	221	25	1
	Proven	336	0.69	163	2,333	55
Total Ujina	Probable	602	0.66	152	3,969	91
	Total	938	0.67	156	6,302	146
	Proven	1,032	0.82	166	8,457	171
Sub-Total Mineral Reserves	Probable	3,075	0.78	215	24,002	660
	Total	4,107	0.79	202	32,458	831

Notes:

•	Francois Taljaard (BEng (Hons) IND, SAIMM, Pr.Eng) of SRK Consulting (UK) Ltd, has reviewed the mining approach and Mineral Reserve estimate reported herein and takes responsibility for the December 31, 2024 Reserve Estimate. Mr Taljaard is a qualified person and independent for the purposes of National Instrument 43-101.
•	Pit inventories were constrained by the 2024 LoM pit designs and depleted against the topography as at 31 December 2024.
•	Mineral Reserves are reported based on a regularised block size of 20 x 20 x 15 metres. No additional dilution or recovery factors have been applied.
•	The Mineral Reserves are reported at a cut-off grade of 0.3%CuT for in-situ material and 0.3%CuT for stockpile material (aligned to the stockpiling strategy).
•	Mineral Reserves have been defined within LoM pit designs guided by pit shells optimized using Measured and Indicated Mineral Resources only, based on input parameters: copper price of US$3.90/lb, a selling cost of US$0.51/lb Cu, and a molybdenum price of US$14.00/lb Mo. Average LoM mining operating costs are estimated at US$3.19/t (total) for Rosario and US$2.65/t (total) for Ujina. Processing costs (including G&A) have been applied on a material-specific basis, resulting in average costs of US$15.02/t of ore for Rosario and US$14.63/t of ore for Ujina. Processing recoveries are based on the defined Geometallurgical Units and range from 80.3% to 84.3% for copper and from 26.3% to 46.8% for molybdenum. No allowance for royalty is included in the optimization parameters, where this would account for US$ 0.20/lb at the copper price of US$3.90/lb at the given inventory.
•	Stockpiles inventories reflect closing balances 31 December 2024 of the sulphide stockpiles. Discounted process recoveries are applied to stockpile material with average LoM values of 77%.
•	All tonnages are reported on a dry basis.
•	Mineral Reserves have demonstrated economic viability.
•	Mineral Reserves comprise a mine life inclusive of stockpile feed of 59 years.
•	Mineral Reserve tonnages have been rounded to reflect the estimation accuracy; therefore, totals may not sum precisely due to rounding. All figures are reported in metric units.
•	Mineral Reserves are estimated and reported on 100% attributable basis.

As of 31 December 2024, CMDIC has the legal right to mine and extract minerals from the Rosario deposit to 2041 and Ujina to 2027 (mining assumed to recommence 2043). The portion of Mineral Reserves constrained by this period represents approximately 30% of the current total. Collahuasi’s right to extract minerals from the Rosario and Ujina pits beyond 2041 (Rosario pit) requires the completion of the necessary technical studies and associated impact assessments, to inform an updated EIA, to be submitted in 2027. The scope of the updated EIA is presently focused on a potential expansion to achieve a production rate of 370ktpd, with approval anticipated in 2030. Should the expansion case to 370ktpd be deferred a revised application for an environment permit will be required to support the right to extract the Mineral Reserves beyond 2041.

Other than that stated above, to the QP’s knowledge as informed by AA, there are no known environmental, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that are expected to materially impact the Mineral Reserve estimates stated above.

SRK has reported the Mineral Reserves above a cut-off grade of 0.3%CuT, which is consistent with the strategy for scheduling ore in the current LoMP and operating practice, above which all material is either fed to the plant or the low-grade stockpile. In converting Mineral Resource to Mineral Reserves SRK does not consider it appropriate to apply any modification to classification, which would result in translating Measured Mineral Resources into Probable Mineral Reserves. SRK understands that historically when translating Measured Mineral Resources to Mineral Reserves CMDIC has converted a portion of low-grade material destined for the low-grade stockpile to Probable which reflected historical selective mining practices defined by cut-off grade bins. More recently, the scheduling approach has been amended to incorporate detailed geometallurgical modelling and dynamic cut-off grade scheduling thereby obviating the need for selective reporting. Furthermore, SRK notes that the mine schedule applies further metallurgical recovery discounts to all material which is recovered from the stockpiles thereby accounting for the impact of further oxidation over time.

Mining Operations

The mining method applied for the LoM is conventional truck and shovel open pit mining from the Rosario and Ujina pits. The disclosed Mineral Reserves above 0.30% CuT are sufficient to sustain the operations through to 2084.

Total material movement is 815 ktpd (ore plus waste), within the permitted limit of 300 Mtpa. Material is mined using 11 electric rope shovels (Bucyrus and P&H, 11 × 73 yd³ capacity) and hauled by a fleet of 105 Komatsu 930-class haul trucks (>300 t class). A well-maintained network of haul and access roads links the pits to key operational areas, including ROM pads, stockpiles, waste dumps, tailings, the camp and processing facilities.

Material with CuT grades between the breakeven cut-off grade and the variable operating cut-off grade is classified as low-grade and stockpiled for future processing and to maintain mill throughput as required.

Processing and Recovery Operations

The mine site processing infrastructure consists of a primary crushing facility located adjacent to the Rosario pit. Crushed ore is then transported by conveyor to the Ujina plant for milling (three SAG mills and five ball mills) and flotation (rougher, two stage cleaner, cleaner scavenger), to produce a copper concentrate, which also contains molybdenum. The current production capacity of 170 ktpd was achieved in 2018 with the installation of the fifth ball mill (processing crushed SAG mill pebbles) and additional rougher flotation cells.

The concentrate is transported via two pipelines to the port at Punta Patache, and processed through the molybdenum concentrate plant. The concentrates are filtered and stockpiled, and either loaded to ocean-going vessels for international sales or into trucks for sales in-country.

The process infrastructure is currently the subject of a debottlenecking programme which seeks to increase the production rate to 185 ktpd (2026-2027), and 210 ktpd (2028 onwards). Capacity of the pipeline and ship loading facilities (with the exception of concentrate stockpile capacities) have been independently assessed to be sufficient.

Infrastructure, Permitting and Compliance Activities

Collahuasi is an operating mine that has been in production since 1999. All required infrastructure is in place and operational, and able to facilitate mine and concentrate production at the current 170 ktpd milling capacity.

The mine is connected to the national grid via two double circuit 220 kV transmission lines with a maximum carrying capacity of approximately 521 MW. Existing infrastructure has sufficient capacity for the 210 ktpd case. Electrical infrastructure upgrades would be required to support any future fleet electrification or trolley assist initiatives to avoid any reductions in the current coverage of the system. Collahuasi has procured power purchase agreements covering all required supply.

The mine site water supply is currently sourced from a combination of: groundwater wellfields which provide more than 50% of the current demand; ultrafiltered seawater conveyed to site via the recently constructed pipeline (currently undergoing commissioning); pit dewatering activities; and desalinated water delivered from the neighbouring Quebrada Blanca via pipeline.

The Pampa Pabellón Tailings Storage Facility (TSF) is a large-scale, engineered impoundment currently permitted for storage of up to 2,329 Mt of tailings, with estimated remaining capacity of 1,240 Mt at the end of 2024 (sufficient to support deposition to 2041). The TSF is formed by a main embankment, incrementally raised via a downstream method and constructed primarily of Ujina waste rock, with auxiliary saddle dams, filter zones, and locally lined sections of the saddle dams in the areas of designed water ponding/supernatant water management to control seepage. Future development strategy is focused on supporting mine expansion, targeting an increase to the existing TSF storage total capacity to 5,700 Mt, through a modified downstream raising methodology, which results in an expanded footprint. Scoping assessments have confirmed that available waste rock and borrow material volumes are adequate for embankment growth, and that the selected site and design provides the most favourable technical, economic, and social outcome.

The operation has environmental approvals in place and is monitoring compliance with associated commitments. The main environmental approval for the current phase of operation is Resolucion Extenta (Res. Ex.) No. 20219900112 (2021 RCA) was issued in 2021 and expires in 2041. The sectoral permits required following the 2021 RCA are in progress and are due to be in place by end of 2027. Activities permitted through this approval include continuation of operations and extension of the Rosario pit, waste rock dumps, and Pabellon tailings storage facility, increased production capacity from 170 ktpd to 210 ktpd, and installation of a desalination plant and water pipeline from the coast. Applications are being prepared to permit operations beyond 2041, with approval for extension anticipated by 2030. CMDIC obtains and manages the necessary sectoral environmental permits for the operation. Compliance with environmental commitments resulting from primary and sectoral environmental authorisations are actively managed and monitored. A Compliance Programme, approved by applicable authorities following issues raised by local communities, is due to be completed by the end of 2025.

Through the permitting process, CMDIC has conducted extensive environmental and social studies on impacts from the operation. A key area of impact from the current activities relates to water extraction from well fields and dewatering of the Rosario open pit. CMDIC has committed to mitigation measures that include restoring flows in the streams surrounding the Rosario pit during operation and closure, in addition to prior commitments to restore water flows to other local waterways. The operation also implements Early Warning Plans for abstraction wellfields to reduce or cease pumping from boreholes in the event alert thresholds are triggered.

CMDIC undertakes regular engagement with the range of interested in or affected stakeholders. Collaboration or framework agreements are in place to formalise these relationships, with communications and complaints mechanisms designed to ensure that complaints are received, investigated and actioned appropriately. Social investment programmes are implemented within the region focussing on economic development, social development, environmental initiatives and educational programmes.

Production

Over the LoM some 4,107 Mt of ore will be processed at an averaged from of 0.79% copper, recovering a total of 27,499 kt of copper to copper concentrate with an average LoM plant recovery of 84.7%. Some 710 kt of molybdenum concentrate is also forecast to be produced containing 226 kt of molybdenum with an overall recovery of 26.4%.

The impact of permitting delays that stemmed from the COVID-19 pandemic has hindered advance stripping activities, resulting in sub-optimal operating conditions. Until deeper bulk ore is reached, the operation must rely more heavily on low-grade stockpiles, which reduces concentrate production rates and increases demand for process water. This delay to accessing primary ore is expected to cause a temporary decline in concentrate production rates, with the lower production targets in 2026 being similar to those achieved in 2025 to date on an annualized basis, and, if unmanaged, may impact performance over the next five years.

Capital and Operating Costs

The following table presents the forecast operating costs and capital costs over the full Mineral Reserve case LoM as well as the 5 year totals for 2025-2029. LoM direct operating costs (mining, excluding deferred striping costs, processing and indirects) total US$92,923m or some US$22.6/t processed. Project capital costs are forecast to be US$1,874m (incurred 2025-2029) with sustaining capital costs for LoM forecast to be US$22,877m and deferred stripping costs in addition totalling US$6,331m.

Description	Units	LoM	2025-2029
Mining (incl. deferred stripping)	US$m	44,620	4,063
Deferred stripping	US$m	(6,331)	(1,261)
Mining (excl. deferred stripping)	US$m	38,289	2,802
Unit mining cost (per tonne mined)	US$/t	3.24	2.80
Processing & Port	US$m	43,848	3,598
Unit processing cost (per tonne processed)	US$/t	10.68	10.39
G&A	US$m	10,785	1,021
Unit G&A cost (per tonne processed)	US$/t	2.63	2.95
Total Direct Operating Cost (excl. deferred stripping)	US$m	92,923	7,420
Unit cost (per tonne processed)	US$/t	22.63	21.42
Capital costs
Project capital	US$m	1,874	1,874
Stay in Business capital (excl deferred stripping)	US$m	22,877	2,352
Deferred stripping	US$m	6,331	1,261
Total Capital Costs	US$m	31,082	5,487
C1 Cash Cost
Production - payable	Cu klb	58,396,264	5,663,666
Direct production cost (excl deferred stripping, incl stockpile inventories)	US$m	93,129	7,579

Realization costs	US$m	17,060	1,716
C1 cash cost before credits	US$m	110,189	9,294
By product credits (Mo only)	US$m	(3,784)	(427)
C1 cash cost after credits	US$m	106,405	8,868
Direct production cost (excl deferred stripping, incl stockpile inventories)	US$/lb Cu	1.59	1.34

Realiszation costs	US$/lb Cu	0.29	0.30
C1 cash cost before credits	US$/lb Cu	1.89	1.64
By product credits (Mo only)	US$/lb Cu	(0.06)	(0.08)
C1 cash cost after credits	US$/lb Cu	1.82	1.57
C1 All in sustaining cost
All in Sustaining Cost (excl royalty)	US$m	137,116	12,565
Royalty	US$m	12,602	1,310
All in Sustaining Cost (incl royalty)	US$m	149,718	13,875
All in Sustaining Cost (excl royalty)	US$/lb Cu	2.35	2.22
Royalty	US$/lb Cu	0.22	0.23
All in Sustaining Cost (excl royalty)	US$/lb Cu	2.56	2.45

Exploration and Development

Mineralization at Rosario remains open at depth, dipping towards the south-west. The limited drilling that intersects the current pit applied for reporting Mineral Resources indicates intersections in excess of 1% copper over sufficient widths to warrant further investigation. CMDIC are not actively exploring outside of the current operating pits.

CMDIC have defined a three-stage strategy for the development of Collahuasi, reflecting 1) stabilization, 2) optimization, and 3) growth. CMDIC is currently in the optimization phase, with the mine operating at the 170 ktpd target and the projects required to achieve and sustain the operation to 210 ktpd approved. The next stage of development is the “growth” phase where CMDIC are considering studies to develop the operations to achieve a production rate of 370 ktpd. The growth phase is currently under review by CMDIC, and does not form part of the production schedule presented in the Collahuasi Technical Report.

In order to increase water supply capacity as well as to reduce reliance on water extraction from continental water sources, Collahuasi are executing the C20+ desalination project. The filtration and desalination plant are currently under construction and are scheduled to start providing desalinated water (via reverse osmosis) from mid-2026.

Collahuasi is also in the process of executing a construction project to expand milling capacity known as the “Ujina Growth Project - PG210”. The Ujina Growth Project seeks to increase the average treatment capacity of the Ujina Concentrator Plant to 210 ktpd. All the infrastructure, services and auxiliary equipment necessary for the implementation of these projects are included as part of the scope of works.

Minas-Rio Mine

Project Description, Location and Access

The Minas-Rio mine (“Minas-Rio”) is in the State of Minas Gerais, Brazil, approximately 190 km by road northeast of the state capital Belo Horizonte and approximately 640 km by road north of Rio de Janeiro. Minas-Rio comprises the Serra do Sapo iron ore mining and processing operation, and the satellite Itapanhoacanga iron ore project (“Itapanhoacanga”) approximately 20 km to the north. The recently acquired Serra da Serpentina iron ore project adjoining Serra do Sapo is immediately to the southeast. The combined area held under granted Mining Concessions and Exploration Permits is 8,204.23 ha.

Access to the Serra do Sapo processing facility is via a paved road approximately 20 km north of the town of Conceiçâo do Mato Dentro, which in turn is 170 km northeast of Belo Horizonte via highway MG-10.

History

Vale (formerly Companhia Vale do Rio Doce or CVRD) controlled the mineral rights over the Serra do Sapo and Itapanhoacanga deposit areas until 2004. MMX Mineraçâo e Metâlicos (“MMX”) subsequently acquired the mineral rights over these areas from private interests in 2006. Anglo American acquired an initial 49% interest in Minas-Rio in 2007 and assumed full ownership in August 2008. Open pit mining operations at Serra do Sapo and the first shipment of iron ore concentrate commenced in 2014.

Since the commencement of operations through to June 2025, Minas-Rio has produced 417Mt (dry) of iron ore and made concentrates sales of 201Mt (wet).

Geological Setting, Mineralization and Deposit Types

Minas-Rio is situated in the eastern portion of the southern Serra do Espinhaço Meridional, which is the most extensive continuous orogenic belt in the Proterozoic Brasiliano Orogeny. This north-trending belt extends approximately 1,200 km from Belo Horizonte to the northern limits of Bahia and is sub-divided into the Serra do Espinhaço Meridional (“SdEM”) in the south, and the Serra do Espinhaço Setentrional (“SdES”) in the north.

The SdEM comprises mainly quartzites, phyllites and metaconglomerates with mafic dike swarms, metagabbros and greenschists. Metamorphism is generally low-grade, with greenschist facies conditions dominating. The SdEM is recognized for its gold and iron ore endowment mostly associated with metasedimentary rocks of the Espinhaço Supergroup, which is further sub-divided into the Serra da Serpentina Group and Serra de Sâo José Group. The iron ore deposits are low- to medium-grade iron formations (classified as itabirite). Grades vary according to the degree of weathering and compaction, with mineralization composed predominantly of hematite and quartz.

The Serra do Sapo and Itapanhoacanga deposits form a multi-kilometer mineralized corridor (12 and 6 km strike length respectively) trending north-northwest to south-southeast, with mineralized packages typically tens to a few hundred meters in thickness and locally thicker where folded or repeated. The deposits extend to the east at dips ranging between 20-30° from surface outcrop to at least several hundred meters depth, remaining open along strike and at depth in places.

Iron mineralization at the Serra do Sapo deposit occurs primarily within metamorphosed banded iron formation (“BIF”) or itabirite, which conformably overlie quartz-chlorite-sericite schists and phyllites. The BIF consists mainly of alternating quartz- and hematite-rich bands, with minor magnetite, mica and accessory silicates. Low- to medium-grade metamorphism has overprinted and partially transposed the original sedimentary banding. Structurally, the deposit is influenced by folding and thrust faulting, producing repetitions of strata and local imbrication. The weathering profile has developed both friable and compact itabirite ore types.

The Itapanhoacanga deposit occurs within the same tectono-stratigraphic setting as Serra do Sapo. Iron mineralization is hosted in BIF and hematitic phyllites, with associated quartzites, metaconglomerates and schists. Like Serra do Sapo, the host rocks have undergone low- to medium-grade metamorphism and significant deformation, resulting in folding, thrust repetition and locally intense foliation development. The deposit hosts both friable and compact ore types derived from varying degrees of metamorphism and supergene alteration.

The Serra do Sapo and Itapanhoacanga deposits are classified as BIF-hosted iron deposits, typical of the Lake Superior-type iron formations that characterize the Quadrilâtero Ferrifero (Iron Quadrangle) region of Minas Gerais.

Exploration

Exploration work completed at Serra do Sapo and Itapanhoacanga by MMX and Anglo American since 2006 has included geological mapping and airborne geophysics. Aeromagnetic, radiometric and 3D seismic surveys have been undertaken extensively. Major structural features delineated are confirmed through direct observation in the mine.

Drilling

Since 2006, 1,107 diamond drilling (“DD”) holes for 211,011 m, 7,019 reverse circulation (“RC”) holes for 348,117 m (inclusive of grade control (“GC”) drilling) and 323 geotechnical (FG) holes for 40,929 m have been completed by MMX and Anglo American at Serra do Sapo. In the same period, 194 DD holes for 27,164 m have been completed by MMX and Anglo American at Itapanhoacanga.

Standard DD methods with HQ core recovery (63.5 mm diameter) were used at Serra do Sapo and Itapanhoacanga by MMX. Standard DD methods with PQ (85.0 mm), HQ (63.5 mm) and NQ (47.6 mm) core recovery were used at Serra do Sapo and Itapanhoacanga by Anglo American. PQ coring is typically used in weathered material. Most holes were drilled vertically over the flatter portions of the deposit. Where the iron formation dips gently east, inclined drillholes (-75° to -85° toward azimuth 270°) were completed to intersect the mineralization perpendicular to strike. Maxibor and Deviflex downhole survey equipment were used to obtain deviation data for the inclined holes.

For Anglo American’s RC holes, standard drilling methods included 127 mm (5-inch) diameter hammers, tricone bits and face bits with samples collected from a fully enclosed cyclone system. Most holes were drilled at an inclination of approximately -75°. Maxibor and Deviflex downhole survey equipment were used to obtain deviation data for the inclined holes.

Recovered core is placed into core boxes, with the depth interval marked on core blocks at the end of each run as measured by the driller. Geotechnical and geological logging is conducted by company geologists or a contractor under close supervision at the core shed. The core is photographed prior to sampling.

Geologists record lithological units, geological contacts, fault and fracture zones, ferruginous horizons and internal waste zones. All logging information is reviewed and validated by a senior geologist. Digital logging using acQuire™ based tablets was implemented in 2016.

Sample recovery across the entire database averages approximately 83% (~90% for DD and ~80% for RC).

Sampling, Analysis and Data Verification

DD core samples (generally 5 m in length but vary from 1–6 m, depending on mineralization and geological characteristics) are collected following geological and geotechnical logging, and core photography. Core sampling is performed by cutting the core lengthwise in half or into quarters. Core was cut with a hydraulic splitter until the beginning of 2017, after which the use of an electric diamond circular saw was implemented. The left side of the cut core is placed into pre-numbered sample bags and dispatched to the laboratory.

RC samples are collected from the drill rig cyclone every 1 m for the entire length of each hole (up to 50 kg of material per sample). The samples are reduced to 8–16 kg of material using a riffle (carousel-type) splitter to maintain representativeness. Archive samples are retained when the sample mass exceeds 16 kg. The standard sample batch generated in acQuire™ consists of 47 samples, 40 of which are primary samples, and 7 are control samples (quality assurance and quality control (QAQC)). Sieved reference rock chip samples are collected in chip trays for logging. The trays are photographed and retained in the core shed facility.

Independent laboratories SGS Geosol Laboratorios Ltda (SGS Geosol) Vespasiano, and SGS Geosol Belo Horizonte have been and are used for sample preparation and analysis of both DD and RC samples. Recent RC sample analysis has been performed at the Minas-Rio Process and Quality Laboratory (Anglo American owned, SGS Geosol managed internal laboratory) with surplus samples submitted to SGS Geosol Vespasiano. Both laboratories follow the same standardized sample preparation and analytical procedures. All analytical work is conducted under strict QAQC protocols to ensure consistency, accuracy and comparability of results between laboratories.

After drying in a furnace at 105°C ± 5°C for 8 hours in the core shed, followed by a further 2 hours in the laboratory, the sample is passed through a jaw crusher, homogenized and passed through a rotary splitter to produce a 250–300 g subsample for pulverizing to 150 mesh. A 25 g pulp sample is fused and assayed by X-ray fluorescence (XRF) spectroscopy with the remaining coarse reject and pulp archived.

Samples are analysed for A12O3, CaO, Fe, K2O, Mg, Mn, Na2O, P, SiO2, TiO2 and loss on ignition (LOI). Original signed assay certificates and Microsoft™ Excel data files are provided to Anglo American.

During the 2006-2007 period, only SGS Geosol’s internal laboratory QAQC was used. SGS Geosol’s internal quality control consisted of quartz blanks and CRMs inserted every 40 samples. For every ten samples analysed in the same batch, a duplicate and a replicate sample was inserted alternately. Since 2007, Anglo American has implemented several improvements, including adopting its own QAQC procedures.

During 2013, a total of 241 samples (pulps) were submitted to an external certified laboratory owned and operated by Intertek Group plc (Intertek), with an additional 100 samples sent during 2014. CRMs and blanks were included in each batch. The results obtained confirmed that SGS Geosol’s results are suitable for the purposes of Mineral Resource estimation. Since 2018, a total of 642 samples were sent to an external certified laboratory (ALS) for independent analysis. These samples represent approximately 5% of the original pulps from drilling campaigns conducted between 2014 and 2020. No additional external check assays have been conducted since 2020.

Mineral Processing and Metallurgical Testing

Metallurgical testing has been undertaken to characterize the processing behavior of the itabirite iron ore at Minas-Rio. The ore comprises banded quartz-hematite and hematite schist units, with weathered and unweathered zones containing 35 - 40% Fe and 30 - 32% Fe, respectively. Early laboratory and pilot-scale programs established the beneficiation response of these materials and have been periodically updated to support the process plant's optimization campaigns.

Historical testwork included laboratory grinding, magnetic separation and flotation tests using drill core composites from across the deposit. Pilot plant trials validated the comminution and beneficiation flowsheet that underpins current operations. More recently, additional testwork undertaken to evaluate new processing technologies demonstrated that high pressure grinding rolls (HPGR)-based fine-grinding provides enhanced liberation and energy efficiency relative to conventional ball milling. Results confirmed that Minas-Rio ore consistently produces a high-grade pellet feed concentrate (> 67% Fe, < 1% SiO2) at recoveries exceeding 80%. Testwork correlations between Fe grade, mass recovery and throughput were used to refine plant operating parameters and predictive geometallurgical models.

Downstream testing covered thickening and filtration of concentrates and tailings to support the dewatering filter-plant design. Filtration trials defined achievable cake moistures below 9% for concentrate and confirmed the suitability of tailings for filtered dry stacking, minimizing water losses and enabling safer tailings management.

Overall, the integrated laboratory and pilot programs confirm that Minas-Rio mineralization responds predictably to conventional beneficiation with HPGR-enhanced grinding, delivering a premium pellet-feed product that meets global market specifications and Anglo American's process design standards.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The December 2024 Mineral Resource estimate for Serra do Sapo used the December 2022 geological model depleted by mining activity to December 2024. The estimate is based on the acQuireTM/SQL server database, Leapfrog GeoTM geological modelling and block models generated using Datamine StudioTM software.

The December 2024 Mineral Resource estimate for Itapanhoacanga used the December 2012 geological model. The estimate is based on the acQuireTM/SQL server database, and geological and block models generated using Datamine StudioTM software.

Similar methodologies were used for the Serra do Sapo and Itapanhoacanga Mineral Resource estimates:

•	Database compilation into a useable and verifiable format.

•	Geological modelling and wireframing.

•	Interpretation, definition and wireframing of mineralized domains.

•	Geostatistical analysis and variography by domain.

•	Block modelling, grade and bulk density estimation.

•	Model validation.

Geological modelling of each ore and waste domain was conducted where sufficient and reliable drill hole logging and pit mapping information was available. A minimum downhole sample interval length of 3 m was used.

For Serra do Sapo, statistical analysis and variography were conducted on four separate domains. Each domain represented a single grade population of consistent orientation. Hard and soft boundaries were used for the estimation process. For Itapanhoacanga, statistical analysis and variography were conducted on five separate domains. Each domain represented a single grade population of consistent orientation. Boundary analysis was not conducted.

All drill holes were used for geological interpretation. Only RC and DD holes were used for compositing, geostatistical analysis and resource estimation at Serra do Sapo, and only DD holes at Itapanhoacanga.

Top-cuts were applied during variographic analysis but not grade estimation for Serra do Sapo and Itapanhoacanga.

Block ordinary kriging (OK) was selected as the grade interpolation method for Serra do Sapo and Itapanhoacanga, as it uses information directly related to the underlying variability of the data to guide the estimation process. Grade estimation was conducted on each lithology type individually at Serra do Sapo. For Itapanhoacanga, grade estimation was conducted on each lithology type individually, except for Hard Hematite (HD) + Moderate Hematite (HM).

Mineral Resource classifications assigned used a combination of both quantitative and qualitative factors i.e. geological confidence, ore probability, density/tonnage confidence, data quality and estimation quality.

The following table summarizes the December 2024 Exclusive Mineral Resource estimates for Serra do Sapo and Itapanhoacanga reported at a cut-off grade of 25% Fe (100% equity):

Mineralization type	Resource category	Tonnes (Mt)	Fe (%)
Serra do Sapo
Friable itabirite and hematite	Measured	148.1	32.2
	Indicated	120.0	33.9
	M + I	268.1	33.0
	Inferred	41.5	36.1
Itabirite	Measured	467.0	30.7
	Indicated	909.4	31.2
	M + I	1,376.4	31.0
	Inferred	362.6	31.0
Itapanhoacanga
Friable itabirite and hematite	Measured	31.0	40.6
	Indicated	117.5	41.3
	M + I	148.6	41.1
	Inferred	114.5	40.4
Compact itabirite	Measured	23.2	33.6
	Indicated	73.4	34.5
	M + I	96.6	34.3
	Inferred	57.0	34.5

Notes:

•	An Inferred Resource of 20.9 Mt grading 36.3% Fe comprising friable itabirite and hematite is included in the Serra do Sapo LoAP.
•	Tonnes and grades have been rounded and may have resulted in minor discrepancies.
•	All tonnages are reported on a dry basis.
•	Mineral Resources are exclusive of Mineral Reserves.
•	Anglo American's equity interest in Serra do Sapo is 85%. Anglo American maintains a 100% interest in a single Mining Concession application covering a portion of the Itapanhoacanga deposit, resulting in a weighted average equity interest in Itapanhoacanga of 95.1%.
•	Mineral Resources for Serra do Sapo are reported within an optimized Mineral Resource shell and constrained by mineral rights.
•	Mineral Resources for Itapanhoacanga are reported within an optimized Mineral Resource shell and constrained by mineral rights.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The December 2024 Serra do Sapo Mineral Resource estimate is reported above a 25% Fe cut-off grade for all iron formation types within an optimized Lerchs-Grossmann Mineral Resource shell based on 1.4x Anglo American’s long-term metal price assumption of $94.89/t of metal.

The December 2024 Itapanhoacanga Mineral Resource estimate is reported above a 25% Fe cut-off grade for all iron formation types within an optimized Lerchs-Grossmann Mineral Resource shell based on Anglo American’s 2012 long-term pellet feed price assumption of $133.60/wmt. The Qualified Person recommends an update to the pit optimization to align with the assumptions used for reporting the Serra do Sapo Mineral Resource estimate.

The Mineral Resources were initially classified in accordance with the guidelines of the JORC Code (2012). The confidence categories assigned under the JORC Code (2012) were reconciled to the confidence categories in the CIM Definition Standards for Mineral Resources and Mineral Reserves (the “2014 CIM Definition Standards”). As the confidence category definitions are the same, no modifications to the confidence categories were required. Mineral Resources and Mineral Reserves in the Minas-Rio Technical Report are reported in accordance with the 2014 CIM Definition Standards.

The Qualified Person, Mr. Michael Andrew, has critically examined the Mineral Resource estimates, made his own enquiries, and applied his general mineral industry competence to conclude that the information is adequate for the purposes of the Minas-Rio Technical Report, and complies with the definitions and guidelines of the CIM. The Qualified Person considers the reported Mineral Resource to be a fair reflection of the exploration activity and modelling processes undertaken.

To the best of the Qualified Person’s knowledge, at the time of estimation there were no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues that could materially impact the eventual extraction of the Mineral Resource.

Mineral Reserves

The Serra do Sapo Mineral Reserve estimate was previously reported by Anglo American as of December 2024 in accordance with the JORC Code (2012). The Qualified Person, Mr. Frank Blanchfield, has reviewed the estimation procedures, classification criteria, and modifying factors to ensure consistency with the 2024 CIM Definition Standards. Following this review, the JORC Proved and Probable Ore Reserves have been restated as Probable Mineral Reserves, reflecting alignment in data density, estimation confidence, and modifying factor application between the two reporting codes.

The estimate incorporates allowances for mining dilution and ore loss and excludes short-term stockpiles. The cut-off grade was derived from economic analysis using long-term product prices, operating and processing costs and metallurgical recoveries, and remains robust under sensitivity testing. The cut-off (plant feed basis) was calculated from an economic analysis incorporating a product price, operating costs and geological constraints reflecting lithological boundaries. Although break-even cut-off grades were calculated at 16-17% Fe, a higher reporting cut-off of 25% Fe was adopted to align with geological domains and to provide resilience to market fluctuations.

The Mineral Reserve is supported by a 49-year life of asset plan (LoAP) production schedule containing approximately 1.8% Inferred Mineral Resources within the mine plan. These are excluded from the Mineral Reserve statement and do not materially affect project economics. In the Qualified Person's opinion, the Serra do Sapo Mineral Reserve represents the economically mineable portion of Measured and Indicated Mineral Resources and is cash-flow positive, accounting for all key modifying factors including mining, metallurgical, environmental, social, statutory and financial considerations. Remaining uncertainties primarily relate to permitting and licensing for future pit expansions, waste and tailings storage, and community and environmental approvals near populated and sensitive areas.

The block model was regularized to 25 m x 25 m x 15 m blocks, incorporating internal waste and contact zones to simulate mining selectivity. Average ore loss and dilution were estimated at 3.7% and 3.2%, respectively, based on reconciliation between the resource model, mine production and plant feed.

The pit optimization completed in 2022 using NPV Scheduler applied standard open pit design and economic parameters. The optimization used a blast furnace pellet feed price of $98.6/t metal (real 2022 terms), a mining cost of $2.15/t moved and a total operating cost of $31.28/t metal, at an exchange rate of 4.99 BRL/USD. Slope angles ranged from 26° in weathered zones to 55° in compact rock, with exclusion zones established around infrastructure, villages and conservation areas. The selected pit design contains 1.92 Bt of waste and 3.81 Bt of ore at a strip ratio of 0.5:1, and is confirmed to be technically and economically viable under sensitivity testing.

Final pit designs, derived from NPVS shells, applied sector-based geotechnical parameters and practical mining geometries. Key design parameters include 15 m benches, 43.2 m-wide ramps at a 10% gradient and setbacks of 75 m from infrastructure and 250 m from the tailings storage facility (TSF). Twenty-five staged pushbacks were created to target friable itabirite ore (≥25% Fe) while balancing waste stripping and processing capacity. Final designs resulted in an 8.8% increase in waste and 5-9% reduction in ore, reflecting operational constraints and geotechnical refinements.

The pit slope design is supported by an extensive geotechnical database developed through laboratory testing, field mapping and slope performance analysis. Two main geotechnical domains were defined—friable and compact/semi-compact materials—representing contrasting lithological and weathering conditions. Laboratory tests (2011 - 2016) included uniaxial/triaxial compression, Brazilian tensile and direct shear testing of itabirite, phyllite, quartzite and gneiss. Results were used to develop Mohr—Coulomb, Hoek—Brown and Barton—Bandis strength envelopes and slope stability models. Berm widths were 8 - 10 m, and inter-ramp angles ranged from 23°-42°, depending on rock mass domain. Factors of safety meet Anglo American and international standards (≥1.2).

Hydrogeological studies (2009-2024) have characterized pit inflows, predicting increases from -360 m3/hr initially to ~860-917 m3/hr by 2031. Dewatering is managed through pumping wells, horizontal drains, in-pit sumps and groundwater monitoring, with eleven new wells planned through 2027 to maintain drawdown ahead of mining.

The following table summarizes the 2024 Mineral Reserve estimate for Serra do Sapo reported at a cut-off grade of 25% Fe (100% equity), based on the 2022 LoAP and adjusted for production depletion to year-end 2024:

Classification and type	Tonnes (Mt)	Fe (%)	Iron ore sales tonnes (Mt)	Iron ore sales Fe (%)
Probable
Friable itabirite and hematite	1,053.6	37.0	590	67
Itabirite	2,265.0	30.9	1,059	67
Total Probable	3,318.6	32.9	1,649	67

Notes:

•	Anglo American's equity interest is 85%.

•	Tonnes and grades have been rounded and may have resulted in minor discrepancies.

•	Mineral Reserves tonnes are reported on dry basis and the point of reference is delivery to the beneficiation plant.

•	Mineral Reserves are derived solely from Measured and Indicated Mineral Resources

The Qualified Person has examined the Mineral Reserve estimate, made his own enquiries, and applied his general mineral industry competence to conclude that the information is adequate for the purposes of the Minas-Rio Technical Report, and complies with the definitions and guidelines of the CIM. The Qualified Person considers the reported Mineral Reserve to be a fair representation of the forecast production.

To the best of the Qualified Person’s knowledge, at the time of estimation there were no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues that could materially impact the eventual extraction of the Mineral Reserve.

Mining Operations

Mining is by conventional truck-and-shovel methods, with ore hauled to a primary crushing system comprising twin jaw crushers and overland conveyors to the beneficiation plant. The current fleet includes Komatsu PC5500 and PC4000 excavators and 830E AC haul trucks. The primary crusher (two Metso C-140 jaw crushers, grizzlies, feeders and a 1.8 km overland conveyor) handles an average of 8,440 t/hr.

Processing and Recovery Operations

The beneficiation plant, commissioned in 2014, has a nominal capacity of 8,440 t/hr (about 48 Mt/a) and produces about 2.0 Mt/month of high-grade concentrate. Ore undergoes crushing, high pressure grinding rolls (HPGR) grinding, desliming, flotation, regrinding, thickening and pipeline transport to the Port of Açu. Product grades average 68.0% Fe for direct reduction pellet feed (DRPF) and 67.1% Fe for blast furnace pellet feed (BFPF) with moisture controlled below the transportable moisture limit (TML) (about 9.7-9.8%).

At the beneficiation plant, tailings from the desliming and flotation circuits are thickened and partially dewatered prior to disposal in the TSF. Anglo American is currently implementing a tailings filtration project to enhance water recovery and reduce the environmental footprint of the TSF. Phase 1 construction is underway and scheduled for commissioning in early 2026. The system will comprise filter presses to produce a "filtered" or "dry stack" tailings product with moisture of about 15 - 20%.

A 529 km slurry pipeline transfers concentrate from the mine (700 m elevation) to the Açu port filter plant (10 m elevation). The pipeline operates at 2,800 - 3,550 t/hr, with two pump stations and cathodic protection for integrity.

At the Açu port, operated by Ferroport (Anglo American—Prumo Logistica JV), the filtration plant reduces concentrate moisture to ~9% using ceramic filters before stacking on 1.2 Mt stockpiles for shipment. The port handles up to 26.5 Mt/a (wet), with expansion potential to 30 Mt/a, loading Capesize vessels (≤220,000 t) via offshore Terminal T1.

Recent plant performance (2020 - 2025) indicates an average feed rate of 5,995 t/hr and dry concentrate output of 2,887 t/hr, with crushing uptime at 65% and beneficiation uptime at 85%. The processing circuit is considered technically sound and suitable for producing high-grade pellet feed for both blast furnace and direct reduction markets.

Infrastructure, Permitting and Compliance Activities

The Minas-Rio operation is fully permitted. The mine, beneficiation plant and associated 529 km slurry pipeline to the Port of Açu are all licensed and operating in compliance with Brazilian environmental and mining legislation. Environmental and social management systems are aligned with IFC Performance Standards, the Equator Principles, ICMM Good Practice Guidance, and Anglo American's Social Way 3.0 and Global ESG Framework. Waste and water management are implemented through an integrated Environmental Management System and Water Resources Management Plan (PGRH).

The mine's area of influence includes 13 priority communities in Minas Gerais and 33 municipalities along the pipeline corridor to the port. Structured social performance programs, including workforce training, livelihood restoration, environmental education, and cultural-heritage protection, are implemented through annually audited management plans. The relationship legacy with surrounding communities remains complex, reflecting the cumulative impacts from implementation and operation of Stage 1, 2 and 3, which have been the subject of sustained public discussion. The proximity of Stage 3 to local settlements has heightened community concerns regarding noise, vibration, dust and water supply.

Resettlement and land-access processes follow the Land Access and Displacement Strategy (LADS), updated annually and aligned with IFC PS5 and state legislation. The principal ongoing initiative is the 15 km ZAS (Jassém) Collective Resettlement Project, conducted under judicial supervision by the public prosecutor's office. Future resettlements associated with the second tailings dam raise and Sapo South expansion are being integrated into forthcoming environmental-licensing procedures.

Overall, Minas-Rio operates in full regulatory compliance. The principal forward-looking risks relate to the timing of future licensing for expansion projects, land-access negotiations, and potential climate-related impacts on water availability. These are being proactively managed through early technical studies, stakeholder engagement and adaptive environmental design. There are no unresolved environmental, social or permitting issues considered material to the Mineral Resource or Mineral Reserve estimates, and the project's license to operate remains secure.

Capital and Operating Costs

As no material expansion or production increase is currently planned at Minas-Rio, there are no expansion capital requirements. All forecast capital expenditures are stay-in-business (SIB) capital required to sustain ongoing operations and LoAP commitments.

LoAP SIB costs listed in the following table for Minas-Rio are estimated at $4,155 million from 1 January 2025 to 2073. Capital estimates are prepared using detailed engineering design, vendor quotations and benchmarked unit rates developed during each project phase. About 75% of SIB costs are compiled in Brazilian reais (BRL) and converted to nominal US dollars for reporting. The remaining 25% is compiled directly from US$ costs. Contingencies ranging from 10% to 20% are applied according to design maturity and risk exposure.

SIB item	Cost ($ million)
Processing	1,477
Mining equipment	1,141
Mine continuity	105
TSF and waste dump	488
Social	78
Closure	126
Port	486
Other	213
Total LOAP	4,115

Operating unit costs listed in the following table have been developed from first-principles estimates based on current performance and LoAP schedules. Costs are expressed in US dollars per wet metric tonne (wmt) of iron ore product and include mining, processing, pipeline transport, filtration, port handling and general administrative expenses. The total free on board (FOB) LoAP cash cost is estimated at $31.80/wmt and $36.54/wmt including SIB capital and royalties as summarised in the following table:

Cost item	Unit	Value
Mine	$/wmt	8.48
Beneficiation	$/wmt	10.02
Pipeline	$/wmt	1.41

Cost item	Unit	Value
Filtration	$/wmt	1.17
Operating support	$/wmt	5.02
Total C1	$/wmt	26.10
Port	$/wmt	2.96
Other selling	$/wmt	0.54
Total FOB cash cost	$/wmt	29.61
SG&A	$/wmt	1.69
AAML	$/wmt	0.50
Total operating cash cost	$/wmt	31.80
SIB	$/wmt	2.79
Royalty	$/wmt	1.95
Total cash cost	$/wmt	36.54

Development and Production

The Minas-Rio operation is a mature, integrated mine-to-port system producing high-grade iron ore pellet feed through a well-established processing, pipeline and export network. Current operations demonstrate technical robustness, stable metallurgical performance and effective water and tailings management. The LoAP supports continued production of approximately 26 - 28 Mt/a (dry) of pellet feed over the remaining mine life.

On 22 February 2024, Anglo American entered into an agreement with Vale to acquire and integrate the adjacent Serra da Serpentina iron ore deposit with the Minas-Rio operation in Brazil. Under the transaction terms, Vale contributed the Serra da Serpentina deposit plus $157.5 million in cash in exchange for a 15% equity interest in the enlarged Minas-Rio property. The transaction was completed in December 2024 with the transfer of the mineral titles in progress.

Serra da Serpentina hosts a large iron ore deposit characterized by softer, friable material with grades exceeding those of the Serra do Sapo deposit. The deposit is contiguous to Serra do Sapo to the southeast and extends over a strike length of approximately 30 km.

An internal resource estimate was completed by Vale in 2020. The historical estimate does not meet CIM Definition Standards for Mineral Resource & Mineral Reserves and the Qualified Person has not done sufficient work to classify the historical estimates as a current Mineral Resource. Anglo American is not treating the historical estimates as a current Mineral Resource and they should not be relied upon.

Anglo American is currently conducting a program of infill verification drilling on a 100m x 100m grid and plans to report a future Mineral Resource for Serra da Serpentina using the same parameters as used for Serra do Sapo.

Quellaveco Mine

Project Description, Location and Access

The Quellaveco mine (“Quellaveco”) is in the Mariscal Nieto Province of southern Peru, approximately 48 km by road northeast of the town of Moquegua and approximately 220 km by road southeast of Arequipa city. Access from Moquegua to the Quellaveco mine site is via a paved road. The area of Quellaveco is 42.9 km2.

Quellaveco is owned by Anglo American Quellaveco S.A. (“AAQSA”), in which Anglo American holds a 60% interest and Mitsubishi Corporation holds a 40% interest. The Quellaveco operation is an autonomous truck-and-shovel open pit mine with an associated concentrator for comminution, flotation and filtration. The resulting copper concentrate is transported by road to the ore handling and shipping facilities at the Port of Ilo, operated under a long-term agreement with the owner, ENGIE. Molybdenum concentrate is sold to Anglo American Marketing entities for resale to global roasters.

History

The discovery of the Quellaveco porphyry copper-molybdenum deposit dates back to 1938. Following several changes in ownership, Anglo American acquired the Quellaveco deposit in 1992 through a privatization process by the state-owned mining company Minero Peru. In 1993, Anglo American reached an agreement with the International Finance Corporation (“IFC”) to jointly finance the development of the mine. IFC's 18.11% interest in Quellaveco was acquired by Mitsubishi Corporation in 2011. Mitsubishi Corporation increased its stake in AAQSA to 40% in 2018.

Commercial copper production was achieved in September 2022. The molybdenum plant commenced commercial production in 2023. Since commencement through the end of 2024, Quellaveco has produced approximately 727,600 tonnes of copper and 22,714 tonnes of molybdenum.

Geological Setting, Mineralization and Deposit Types

The Quellaveco deposit forms part of the Paleocene-Eocene porphyry copper belt that hosts several major deposits such as Cerro Verde, Cuajone and Toquepala in the southwest of the Western Cordillera of Peru. The deposit is associated with a large granodioritic complex (-60 Ma) that intruded volcanic and volcaniclastic sequences of the Toquepala Group. Regionally, the Incapuquio Fault System and associated northwest-trending splays, particularly the Asana Fault, were the primary structural control on intrusion emplacement and mineralization.

The mineralized system measures approximately 1.5 km (northwest-southeast) by 3.5 km (northeast-southwest) and extends to depths exceeding 1 km. Copper-molybdenum mineralization is centered on multiple phases of monzonitic porphyry intrusions within the granodiorite host, and associated with intense hydrothermal alteration and disseminated to vein-hosted chalcopyrite, molybdenite and pyrite mineralization. Alteration is zoned from a potassic core through phyllic (quartz-sericite) halos to outer propylitic assemblages.

Subsequent supergene enrichment produced a vertically zoned profile comprising a leached cap, oxide copper zones and a secondary enriched sulphide blanket dominated by chalcocite and covellite. The enrichment zone averages ~60 m in thickness.

The Quellaveco deposit is a classic porphyry copper system within the South American porphyry copper belt, which extends from central Chile to Panama. The system exhibits typical hypogene sulphide mineralization and concentric alteration zonation modified by supergene enrichment, forming a leached cap, oxide zones, and a secondary enrichment sulphide blanket.

Exploration

Quellaveco has a long history of exploration and drilling, which commenced in 1938. Exploration activities since 1996 at both the Quellaveco deposit and regionally have included geological mapping, rock chip sampling, soil geochemistry, satellite imagery interpretation and geophysical surveys (including induced polarisation (IP), magnetics, electromagnetics, radiometrics and seismic).

Drilling

Between 1939 and 2024, multiple campaigns using churn drilling, diamond drilling (“DD”) and reverse circulation (“RC”) drilling techniques were completed. Drilling in the 1940s was led by Northem Peru Mining & Smelting, then by Southern Peru Copper Corporation (1972), Minero Perú (1972-1974) and Anglo American from 1993 to the present. None of the pre-1970 drilling has been used for Mineral Resource estimation.

Since 1970, 716 DD holes for 172,168 m and 649 RC holes for 52,270 m (inclusive of grade control (GC) drilling) have been completed. For Anglo American DD holes, standard DD methods with PQ (85.0 mm), HQ (63.5 mm) and NQ (47.6 mm) core recovery have been used. PQ is typically only used in weathered materials. Most holes have been drilled at an angle of approximately -75°. For Anglo American’s RC holes, standard RC drilling methods included 127 mm (5-inch) diameter hammers, tricone bits and face bits with samples of up to 50 kg routinely collected at 1 m intervals via a fully enclosed cyclone system. For more recent RC drilling, 3 m sampling intervals were also used, yielding up to 100 kg of sample.

Recovered core is placed into core boxes, with the depth interval marked on core blocks at the end of each run as measured by the driller and taken to the core shed. Core photography is conducted prior to sampling. Geotechnical and geological logging is conducted by company geologists or a contractor under close supervision at the core shed.

Geologists identify lithological units, geological contacts, fault and fracture zones, ferruginous horizons, and internal waste zones. All logging information is reviewed and validated by a senior geologist. Digital logging using acQuire™ based tablets was implemented in 2016.

There is no available drill recovery information for campaigns prior to 2000. Campaigns conducted after 2000 have daily recovery reports from the drilling contractor that are verified by the geologist. Mean DD core recovery is reported at above 90%.

Sampling, Analysis and Data Verification

DD core samples are collected for analysis following logging. Sampling is performed by cutting the core lengthwise in half. One half of the cut core is placed into pre-numbered sample bags and dispatched to the laboratory, with the other half stored for reference.

Since 2023, RC drilling has become an important evaluation component, focused on improving the predictability of the near-term production plan. RC holes are drilled on a 20 m spacing, and samples are collected over 3 m intervals using an Involution Cyclone system and placed into consecutively numbered sample bags for dispatch to the assay laboratory. Standards, blanks and duplicates are inserted into the sample number sequence at a rate of 1 in 20. Sieved reference rock chip samples are collected in chip trays for logging and are also photographed.

For recent drilling campaigns (2017 onwards), the primary assay laboratory is SGS Lima. Analysis is performed for copper, silver, molybdenum and arsenic using a four-acid total digestion (HNO3, HClO4, HF, and HCl) with reading by atomic absorption. Cyanide soluble and citric acid soluble copper assays are determined by atomic absorption. Batches also included a 35-element inductively coupled plasma-optical emission spectroscopy (ICP-OES) assay suite, following an aqua regia partial digestion (HNO3, and HCl).

For drilling campaigns conducted between 2008 and 2015, the primary assay laboratory was ALS Lima using similar protocols to those used later at SGS; however, it should be noted that two different protocols (AA61_ppm, and AA62_pct) were used for total copper. Information on assay protocols for drilling conducted prior to 2008 is not available.

Each batch of samples submitted for analysis must meet or exceed the minimum sample insertion rates for QAQC. The QAQC procedures used for samples analysed prior to 2000 are unknown; however, in 2018 a review of this information was conducted. A re-analysis campaign of 7,480 samples (approximately 25% of historical drill hole samples) was conducted by SGS Lima for total copper using Quellaveco's standard four-acid protocol. In addition, 5,966 samples were assayed for molybdenum using a four-acid digestion.

QAQC measures during the re-assaying campaign included regular insertions of CRMs and duplicate samples. The results of the re-assays for total copper compared well with the original values without any indication of biases and showed acceptable levels of precision. Furthermore, the QAQC controls verified the reliability of the new assays. The exercise concluded that total copper assays from the historical assaying are reliable and no further re-assaying for total copper is required.

Historical molybdenum assays were conducted on 15 m composites, which didn't cover all the available drill holes. Moreover, comparing the re-assay results composited to the same intervals as the original showed a bias, with the original results being approximately 25% higher than the re-assay determinations. In 2019, all available historical pulps (some 29,684 samples) were assayed for molybdenum at SGS Lima using the four-acid protocol. Control samples, including CRMs and duplicates, were included, delivering acceptable results. The new assays replaced any historical molybdenum determinations in the Mineral Resource estimate.

Samples analyzed after 2000 have QAQC reports indicating controls, results, actions and conclusions.

Mineral Processing and Metallurgical Testing

Metallurgical testwork has been completed over a period exceeding 35 years to characterize the processing response of the Quellaveco porphyry copper—molybdenum mineralization. Test programs have progressively advanced from laboratory-scale studies to pilot and mini-pilot plant campaigns, supporting process design and metallurgical performance forecasts for feasibility and life-of-asset planning.

Early metallurgical investigations by Minero Peru and Southern Peru Copper (1976) established ore amenability to flotation. Subsequent test work by AAQSA between 1993 and 1998 defined key parameters for grinding, flotation, thickening and filtration using samples representative of primary and secondary ore zones. These results formed the basis of the 2000 feasibility design. Campaigns in 2007 and 2013–2014 incorporated methodologies such as JK drop-weight, SMC, SPI and Bond Work Index tests to construct a detailed geometallurgical model linking ore hardness, throughput and metallurgical recovery. Laboratory and mini-pilot flotation testing performed by SGS Chile confirmed robust copper recovery relationships with grind size and ore type.

Metallurgical performance is summarized as follows:

•	Copper recovery: about 86% overall, varying with ore type and grind size (P80 150 - 180 μm).

•	Molybdenum recovery: 50 - 60%

•	Copper concentrate grade: 32% Cu (secondary ore) and 28% Cu (primary ore).

•	Molybdenum grades in Mo concentrate of about 52%.

•	Tailings thickening: 50% solids underflow going to the tailings dam with reclaimed water returned to the process plant.

Mineral Resources and Mineral Reserve Estimates

Mineral Resource

The December 2025 Mineral Resource estimate is based on an acQuireTM /SQL server database, Leapfrog GeoTM geological modelling, and block models generated using Anglo American’s Rapid Resources Modelling (RRM) platform.

The following evaluation methodologies were used:

•	Database compilation into a useable and verifiable format.

•	Geological modelling and wireframing.

•	Interpretation, definition and wireframing of mineralized domains.

•	Geostatistical analysis and variography by domain.

•	Block modelling, grade and bulk density estimation.

•	Model validation.

Only RC and DD holes were used for geological interpretation, compositing, geostatistical analysis and resource estimation.

Geological modelling of each mineralization, lithology and alteration unit was conducted where sufficient and reliable drillhole logging and pit mapping information were available. Statistical analysis and variography were conducted on 47 total copper (CuT), soluble copper (CuS), cyanide copper (CuCN), molybdenum (Mo), silver (Ag), arsenic (As), iron (Fe), zinc (Zn) lead (Pb), and specific gravity (SG) domains. Domaining was based on a combination of mineral zonation (minzone), alteration, and lithology. Grade estimation was conducted for five CuT (two supergene and three hypogene), three CuS (two supergene and one hypogene), two CuCN (one supergene and one hypogene), and three Mo domains. CuT domains are based on a combination of minzone, alteration, and lithology, CuS and CuCN domains are based exclusively on minzone, and Mo domains are based exclusively on lithology. Ag, As, Fe, S, Zn and Pb domains were also defined, however, these are not discussed in this report as they are not considered material to the Mineral Resource estimate. SG data was grouped into geological domains based on a combination of minzone, alteration and lithology. A total of 12 domains were defined.

Ordinary kriging (OK) and simple kriging (SK) were selected as the preferred grade interpolation methods, dependent on the variable being estimated and the drill spacing of the estimation domain. Grade estimation was conducted on seven separate estimation domains, defined on the basis of mineralization, lithology and alteration characteristics.

Mineral Resource classification was determined through geostatistical uncertainty assessments which were applied to the resource model through average drill hole spacing.

The following table summarizes the Exclusive Mineral Resource estimate for Quellaveco above a cut-off grade of 0.18% Cu (100% attributable basis) as of December 31, 2025:

Mineralization type	Resource category	Tonnes (Mt)	Cu (%)	Contained Cu metal (kt)	Mo (%)	Contained Mo metal (kt)
Sulphide flotation copper	Measured (M)	108.2	0.37	403	0.014	15
	Indicated (I)	846.0	0.40	3,416	0.016	138
	M + I	954.2	0.40	3,819	0.016	152
	Inferred	1,253.5	0.38	4,752	0.015	187

Notes:

•	The Quellaveco Mineral Resources were updated in 2025, utilizing an updated geological model and LoAP. The estimates consider forecast production to the end of 2025 and are therefore quoted as of 31st December 2025, which aligns with Anglo American’s reporting cycle.

•	Tonnes and grades have been rounded and may result in minor discrepancies in the totals.

•	All tonnages reported on a dry basis.

•	Mineral Resources are reported exclusive of Mineral Reserves.

•	Mineral Resources are reported within an optimized Mineral Resource shell ($5.57/lb Cu price assumption) and are constrained by Anglo American's mineral rights.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	Anglo American's equity interest is 60%.

•	The Mineral Resources were prepared by an Anglo American Competent Person under the JORC Code and reviewed by the Qualified Person Mr Graeme Lyall

The December 2025 Mineral Resource estimate was reported above a 0.18% Cu cut-off within an optimized Lerchs-Grossmann Mineral Resource shell based on a $5.57/lb copper price assumption.

The Mineral Resource was initially classified in accordance with the guidelines of the JORC Code (2012). The confidence categories assigned under the JORC Code (2012) were reconciled to the confidence categories in the CIM Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards). As the confidence category definitions are the same, no modifications to the confidence categories were required. The Mineral Resources and Mineral Reserves are reported in accordance with the 2014 CIM Definition Standards.

The Qualified Person, Mr. Graeme Lyall, has critically examined the Mineral Resource estimate, made his own enquiries, and applied his general mineral industry competence to conclude that the information is adequate for the purposes and that it complies with the definitions and guidelines of the CIM Standards. The Qualified Person considers the reported Mineral Resource to be a fair reflection of the exploration activity and modelling processes undertaken.

To the best of the Qualified Person's knowledge, at the time of estimation there were no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues that could materially impact the eventual extraction of the Mineral Resource.

Mineral Reserves

Quellaveco is a large-scale open-pit mine using conventional drill-and-blast, and load-and-haul methods at high altitude. Mining advances through nine phases on 15 m benches (30 m double benches in final walls) at overall slope angles of up to 40°. Ore is hauled to a near-pit primary crusher or stockpiles, with waste placed in engineered dumps to the west. The operation sustains a 142 kt/day plant throughput and averages about 125 Mt/a total material movement over the LoAP.

The 2025 Quellaveco Mineral Reserve reported in the table below incorporates geological, geotechnical and geometallurgical parameters to define ore zones and grade distributions across nine pit phases. Metallurgical recoveries were derived from a validated recovery factors for both primary and secondary ores, consistent with recent plant data.

A pit optimization was completed considering only Measured and Indicated Resources. Cost assumptions were $2.99/t mined for mining, $13.33/t ore milled for processing and $3.07/t ore milled for general and administration (G&A), with an average mill throughput of 142 kt/day (or 51.8 Mt/a). The economic shell selected for final design corresponded to revenue factor (RF) 0.5, based on a copper price assumption of $5.58/lb. Process recoveries averaged 81.3% Cu. Key pit design parameters included overall slope angles of 34 - 40°, 15 m benches, 38 m haul ramps, a maximum gradient of 10% and meeting waste and tailings capacity constraints.

A value-per-hour (VPH) optimization approach was applied for cut-off determination, ensuring only material with positive economic contribution is included in the Mineral Reserve. Allowances for dilution (about 8 - 10%) and ore loss (3 - 5%) were embedded in the mine schedule. Environmental and permitting constraints were governed by the approved 4th Modification to the Environmental Impact Assessment (MEIA), with the 5th MEIA under preparation for submission in 2026.

The Ore Reserve categories reported under the JORC Code (2012) were also reconciled with the CIM classification framework. As a result, the Proved Ore Reserve under the JORC Code has been restated as Proven Mineral Reserves and Probable Ore Reserves have been restated at Probable Mineral Reserves, ensuring consistency in the levels of estimation confidence, data support and modifying factors between the two standards.

The following table summarizes the Mineral Reserves estimate for Quellaveco, as of December 31, 2025 (100% attributable basis):

Category	Tonnage (Mt)	Cu grade (%)	Mo grade (%)	Cu contained (Mt)	Mo contained (Mt)
Proven	457.1	0.61	0.020	2.81	0.09
Probable	1,016.3	0.43	0.016	4.40	0.16
Subtotal open pit	1,473.4	0.49	0.017	7.21	0.26
Stockpiles
Probable	14.4	0.65	0.011	0.09	0.00
Subtotal stockpiles	14.4	0.65	0.011	0.09	0.00
Total Mineral Reserves	1487.8	0.49	0.017	7.31	0.26

Notes:

•	The Quellaveco Mineral Reserves were updated in 2025, utilizing an updated geological model and LoAP. The estimates consider forecast production to the end of 2025 and are therefore quoted as of 31st December 2025, which aligns with Anglo American’s reporting cycle.

•	Tonnes and grades have been rounded and may have resulted in minor discrepancies in the totals.

•	Mineral Reserves are derived solely from Measured and Indicated Mineral Resources.

•	Point of reference is delivery to the process plant.

•	All tonnages reported on a dry basis.

•	Anglo American's equity interest is 60%.

Hydrological and hydrogeological studies have supported Quellaveco from feasibility through the current life of asset plan (LoAP). Baseline monitoring networks, aquifer testing and modelling defined pit inflows of 40 - 60 L/s, with operational inflows averaging 45 L/s. Dewatering capacity will be expanded to 65 L/s for deeper phases. Water supply is drawn from the Titire and Vizcachas Rivers (about 78% and 22%, respectively) complemented by storm-water diversions and continuous rainfall monitoring.

Geotechnical investigations support pit design, slope stability and infrastructure development. These included core logging, laboratory strength testing, structural mapping and in-pit performance monitoring, combined with detailed rock mass classification (RMR, GSI, Q-system). The pit area is divided into geotechnical domains based on lithology, alteration and weathering. Overall slope angles range from 34° - 40°, depending on material strength and structural orientation. Continuous slope monitoring, including survey prisms, radar systems, and piezometers, has been installed to monitor pit wall performance.

LoAP mine production (5-year increments)

Item	Unit	Total	2025-29	2030-34	2035-39	2040-44	2045-49	2050-54	2055-59
Ore mined	Mt	1,544	375	357	333	392	87	0	0
Mined grade	%	0.50	0.60	0.44	0.51	0.43	0.53
Waste mined	Mt	948	295	248	235	146	24	0	0
Total OP movement	Mt	2,495	671	605	569	539	111	0	0
Ore processed	Mt	1,556	252	259	259	259	258	257	11
Process grade	%	0.50	0.72	0.54	0.58	0.51	0.41	0.24	0.23
Process recovery	%	83.05	84.81	84.99	87.42	87.14	79.25	75.00	75.00
Cu contained	kt	6,550	1,545	1,182	1,315	1,162	858	470	19
Cu contained	lb (million)	14,439	3,406	2,605	2,898	2,562	1,891	1,035	42
Cu concentrate	kt	25,899	5,030	4,851	5,504	4,819	3,612	2,002	82
Mo concentrate	kt	304	47	59	65	54	52	26	1

Copper production averages approximately 309 kt/a in copper concentrate during the first five years, declining gradually as lower-grade zones are processed in later phases (Figure 1.3). Molybdenum and silver are recovered as by-products, contributing additional revenue.

Figure 1.3      LoAP copper concentrate production (5-year increments)

The schedule maintains alignment with the tailings storage facility (TSF) and waste dump capacities. Equipment hours, haul profiles and bench advance rates match the available fleet capacity and processing constraints. The LoAP financial model confirms that the production schedule supports the declared Mineral Reserve and demonstrates a positive economic performance under the Mineral Reserve cost and metal price assumptions.

Mining Operations

Mining is by conventional drill and blast, load and haul methods at high altitude. The primary loading fleet consists of electric rope shovels (56 m3) and hydraulic backhoes (34 m3), matched with a fleet of 300-tonne class haul trucks (CAT 794 AC). Drilling and blasting are performed using diesel rotary drills and emulsion blasting systems, with dozers, graders and water trucks providing auxiliary support. The current fleet provides sufficient capacity to meet long-term production targets, with planned periodic equipment replacement included in the stay-in-business (SIB) capital forecast under the LoAP plan.

The LoAP schedule outlines a 22-year mine life and 31-year concentrator life processing lower-grade stockpiles in the final years, sustaining ore feed of about 50 - 52 Mt/a to the concentrator at a nominal throughput of 142 kt/day. Total material movement averages about 120-125 Mt/a, maintaining a strip ratio of about 0.61 (waste: ore) consistent with the long-term pit design.

Processing and Recovery Operations and Infrastructure

The Quellaveco concentrator employs a conventional crush—grind—flotation circuit designed to treat the ore from open-pit mining operations. The plant was designed for 127.5 kt/day throughput. Over the 12 months to June 2025, the plant has averaged about 142 kt/day. This throughput rate forms the basis of the LoAP. Anglo American is evaluating expansion potential to increase throughput to 150 kt/day. Run-of-mine (ROM) ore is delivered to a primary gyratory crusher, then conveyed to a coarse ore stockpile. The material is fed to two 40'x22' SAG mills followed by two 28'x44' ball mills operating in closed circuit with cyclones to achieve a final grind of P80 of between 150 and 180 μm. Ground slurry is conditioned and pumped to the flotation area.

The flotation circuit consists of rougher, scavenger and cleaner stages producing a bulk copper—molybdenum concentrate. Concentrate is thickened and pumped to the molybdenum separation circuit, where molybdenite concentrate is recovered via selective flotation. Final copper and molybdenum concentrates are filtered to low moisture content and dispatched for transport.

The process plant is about 4 km from the primary crusher and the open pit, and includes crushing, grinding, flotation, thickening and filtration facilities, along with reagent storage, laboratories and workshops. Tailings are deposited in the Cortadera TSF, a downstream-constructed impoundment with an ultimate capacity exceeding 1,300 Mt, incorporating reclaim-water systems for recycling process water to the plant.

Tailings, with a solids concentration of 50%, are delivered to the TSF via an 18.4 km long concrete launder. The tailings are deposited as slimes (cyclone overflow) and are contained by the high-density polyethylene-lined starter embankment and subsequent raises. Water recovered from the tailings pond, as well as from the drainage and seepage collection systems, is returned to the process water circuit via a steel pipeline. The tailings delivery launder and return water pipeline follow the same route, traversing varied terrain with tunnels and bridge structures constructed along the alignment.

The TSF and associated infrastructure were initially designed for a 127.5 kt/day throughput scenario but can accommodate an increase to 150 kt/day. Based on the current Mineral Reserve and TSF capacity, in-pit co-disposal of tailings is planned from 2050, providing an additional capacity of approximately 240 Mt.

At the port, concentrate is received at Anglo American's dedicated storage and ship-loading facilities, which include enclosed storage sheds, conveyor systems and a mechanical ship loader. The Port of Ilo handles all copper concentrate exports, with water recovered from port filtration returned to the process water circuit where feasible.

Industrial water is supplied from licensed abstraction at the Titire and Vizcachas Rivers, supplemented by pit dewatering systems and process water reclaim from the TSF. A dedicated 220 kV power line connects the site to the national grid, supplying power to the mine, concentrator and associated infrastructure through on-site substations.

Supporting infrastructure includes mine workshops, administrative offices, maintenance areas, fuel and reagent storage facilities, communication systems and accommodation for operational and contractor personnel. All major facilities including the process plant, workshops and administrative buildings are pressurized and climate-controlled to maintain worker comfort and limit altitude-related fatigue.

Permitting and Compliance Activities

Quellaveco operates under an approved Environmental Impact Assessment (EIA, 2010) and subsequent modifications authorized by the Peruvian Ministry of Energy and Mines. All key permits covering water use, tailings storage, waste rock management and river diversion are in place, and compliance is overseen by the Environmental Assessment and Enforcement Agency of Peru (OEFA). Quellaveco implements an Environmental Management System consistent with Anglo American and IFC Performance Standards, addressing biodiversity, water, air quality and rehabilitation. Extensive community engagement through the Moquegua Dialogue Table established commitments on water management, employment and regional development, supported by ongoing social investment and transparent reporting to authorities and stakeholders.

Capital and Operating Costs

LoAP SIB costs are estimated at $5,883 million from 1 January 2025 to 2057. These costs cover the mine fleet refurbishment and replacement, process plant refurbishment, mining equipment, mine footprint expansion, tailings dam lifts, social, and the port. Post-production costs of $1,412 million are estimated for the period 2058-2065.

Operating unit costs listed in the table below have been developed from first principle estimates based on current performance and LoAP schedules.

LoAP Unit Costs

Cost item	Unit	Value
Mining	$/t rock mined	3.63
Processing	$/t ore processed	7.89
G&A	$/t ore processed	2.34
Royalty	% net revenue	3.58
Freight	$/t conc wmt	112
As penalty	$/lb Cu payable	0.39
TCs	$/t of concentrate	47.89
RCs	$/lb Cu	0.05

Development and Production

Quellaveco is a large-scale, long-life copper — molybdenum operation. The project has transitioned to stable operations following successful commissioning in 2022, with the molybdenum circuit achieving commercial production in 2023.

Quellaveco is currently in the process of preparing for submission a fifth modification to the environmental impact assessment. The 5th MEIA application supporting the increase in the footprint for the open pit and waste dump, will also increase the approved capacity for mine dewatering. Submission of the 5th MEIA is planned for April 2026, with approval expected by mid-2027.

DIRECTORS and Executive Officers

Anglo American plc is directed by an 11-person board of directors (the “Anglo Board”), including a non-executive chair, eight non-executive directors and two executive directors. The executive directors, being Duncan Wanblad, Anglo American plc’s Chief Executive Officer, and John Heasley, Anglo American plc’s Chief Financial Officer, are not considered independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Messrs. Wanblad and Heasley are also part of Anglo American plc’s 10-person executive leadership team (the “Executive Leadership Team”). All of the members of the Anglo Board, other than Messrs. Wanblad and Heasley, are independent within the meaning of NI 52-110.

Additional information about Anglo American’s governance practices and board committees is included in the Integrated Anglo Annual Report. See “Integrated Anglo Annual Report — Governance”. The Matters Reserved for the Board of Anglo American, which operates as the board mandate, is attached as Schedule I to this Appendix H. The Audit Committee Terms of Reference is attached as Schedule II to this Appendix H.

Name, Occupation and Security Holdings

The following table sets forth information with respect to all of Anglo American plc’s directors and executive officers. In accordance with the recommendations of the UK Corporate Governance Code, all directors are subject to annual election or re-election at each annual general meeting by Anglo Shareholders to hold office for a term expiring at the close of the next annual meeting, or until a successor is appointed.

Name, Place of Residence, Present Position with Anglo American and Independence	Principal Occupation During the Last Five Years	Director or Officer Since	Number of Anglo Shares Held
Stuart Chambers United Kingdom Chair Independent(1)	Corporate Director	Chair since: November 2017 Director since: September 2017	22,016
Duncan Wanblad United Kingdom Chief Executive Officer Non-independent	Group Director – Strategy and Business Development of Anglo American (2016 – 2022)	Director since: April 2022 Officer since: October 2009	1,104,180
John Heasley United Kingdom Chief Financial Officer Non-independent	Chief Financial Officer and executive director of The Weir Group PLC (2016 – 2023)	Director and Officer since: December 2023	365,914
Ian Tyler United Kingdom Senior Independent Director Independent	Corporate Director	Director since: January 2022	617
Anne Wade United Kingdom Independent Non-executive Director Independent	Corporate Director	Director since: January 2025	1,144
Hilary Maxson France Independent Non-executive Director Independent	Chief Financial Officer of Schneider Electric (2020 – Present)	Director since: June 2021	440
Hixonia Nyasulu(2) South Africa Independent Non-executive Director Independent	Corporate Director	Director since: November 2019	2,258
Ian Ashby Australia Independent Non-executive Director Independent	Corporate Director	Director since: July 2017	6,780(3)

Name, Place of Residence, Present Position with Anglo American and Independence	Principal Occupation During the Last Five Years	Director or Officer Since	Number of Anglo Shares Held
Magali Anderson United Kingdom Independent Non-executive Director Independent	Corporate Director (2023 – Present); Chief Sustainability and Innovation Officer of Holcim Group (2019 – 2023)	Director since: April 2023	2,514
Marcelo Bastos Australia Independent Non-executive Director Independent	Corporate Director	Director since: April 2019	2,703
Nonkululeko Nyembezi South Africa Independent Non-executive Director Independent	Corporate Director	Director since: January 2020	5,520
Alison Atkinson United Kingdom Chief Projects and Development Officer	Chief Executive Officer of AWE plc (2020 – 2023)	Officer since: May 2023	227,911
Al Cook United Kingdom Chief Executive Officer, De Beers	Executive vice president, Exploration and Production International of Equinor (2021 – 2023)	Officer since: February 2023	301,854
Helena Nonka Switzerland Chief Strategy and Sustainability Officer	Executive vice president, Corporate Development of Norsk Hydro ASA (2021 - 2022); Global Head of New Business for Natural Resources of SGS S.A. (2019 – 2021)	Officer since: October 2022	240,586
Monique Carter United Kingdom Chief People and Organisation Officer	Executive vice president, People and Organisation of Novo Nordisk (2018 – 2023)	Officer since: June 2023	280,324
Matt Walker United Kingdom Chief Executive Officer, Marketing	Group Head of Corporate Finance of Anglo American (2021 – 2023); Group Treasurer of Anglo American (2018 – 2021)	Officer since: December 2023	243,796
Richard Price United Kingdom Chief Legal and Corporate Affairs Officer (Group Company Secretary)	Group General Counsel & Company Secretary (2017 - 2023)	Officer since: May 2017	433,091
Ruben Fernandes United Kingdom Chief Operating Officer	Regional Director for the Americas at Anglo American (2023 – 2025); CEO of Base Metals at Anglo American (2019 - 2023	Officer since: March 2019	588,030
Tom McCulley United Kingdom Chief Technical Officer	CEO of Crop Nutrients at Anglo American (2022 – Present); CEO of Anglo American in Peru (2018 – 2022)	Officer since: October 2022	330,950

Notes:

(1)	Mr. Chambers is considered independent on appointment in accordance with the provisions of the UK Corporate Governance Code and is independent within the meaning of NI 52-110.

(2)	Effective December 31, 2025, Ms. Nyasulu will step down from the Anglo Board. For further information, see “Recent Developments”.

(3)	Mr. Ashby holds 6,780 American depositary receipts, representing 3,390 Anglo Shares.

As of October 31, 2025, the directors and executive officers of Anglo American plc, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of 4,160,628 Anglo Shares, representing approximately 0.4% of the issued and outstanding Anglo Shares as of such date.

Biographies

The following biographical information relates to each of the directors and officers of Anglo American.

Executive Directors

Duncan Wanblad BSc (Eng) Mech, GDE (Eng Management), FREng

Executive Director and Chief Executive Officer. Duncan brings to Anglo American more than 30 years of global mining experience and a deep understanding of Anglo American, its culture and context. Duncan leads the Executive Leadership Team, having served as a member since 2009, and is chair of De Beers. From 2016 to 2022, Duncan was Group Director – Strategy and Business Development, also serving as CEO of Anglo American’s Base Metals business from 2013 to 2019. Until 2022, he chaired the Anglo American Foundation. Between 2009 and 2013, Duncan held the position of Group Director – Other Mining and Industrial, responsible for a global portfolio of mining and industrial businesses for disposal or turnaround to maximize shareholder value. He was appointed CEO of Anglo American’s Copper operations in 2008, prior to which he served as joint interim CEO of Anglo American Platinum in 2007 (having served on the board since 2004). From 2004 to 2007, Duncan was Executive Director of Projects and Engineering at Anglo American Platinum. Duncan began his career at Johannesburg Consolidated Investment Company Limited in 1990.

John Heasley BA, CA

Executive Director and Chief Financial Officer. John brings to Anglo American proven financial, strategic and commercial expertise, coupled with hands-on operational experience of supporting sustainable mining through technology. John is a member of the Executive Leadership Team and is a director of De Beers. Prior to joining Anglo American in 2023, he was chief financial officer and an executive director at The Weir Group PLC, the FTSE 100 listed global engineering company providing engineering technologies to the global mining industry, a role held since 2016. Prior to joining Weir in 2008, John served as group financial controller of Scottish Power plc, following his early career in professional services firms in audit, mergers & acquisitions, and corporate finance roles. He is a member of the Institute of Chartered Accountants of Scotland.

Non-Executive Directors

Stuart Chambers BSc (Applied Physics), PhD Business Administration, FIChemE (Chair)

Stuart contributes to Anglo American significant global executive and boardroom experience across the industrial, logistics and consumer sectors. Stuart served as chair of Travis Perkins plc from 2017 to 2021, and previously chaired ARM Holdings plc and Rexam plc until 2016. In his non-executive career, Stuart has served on the boards of Tesco PLC, Manchester Airport Group plc, Smiths Group plc and Associated British Ports Holdings plc. Stuart’s executive career included 13 years at Pilkington plc and its subsequent parent company Nippon Sheet Glass until 2010, in a number of executive roles and ultimately as chief executive of both companies. Prior to that, he gained 10 years of sales and marketing experience at Mars Corporation, following 10 years at Shell as a chemical engineer.

Ian Tyler BCom, ACA

Ian contributes to Anglo American a wealth of boardroom and financial experience spanning a number of industrial sectors, including as chair of remuneration and audit committees. Ian is chair of Grafton Group plc, and a non-executive director on the boards of BP p.l.c and Synthomer plc (stepping down from the latter in December 2025). Ian also chairs BMT Group Ltd, a maritime-orientated consultancy. Ian has previously served as chair of Affinity Water, Amey, Vistry Group plc (formerly Bovis Homes Group) and of Cairn Energy plc, and is a former non-executive director of BAE Systems plc, VT Group plc and Cable & Wireless Communications plc, amongst other non-executive board roles. Ian’s senior executive career was at Balfour Beatty plc, a global infrastructure business, joining as finance director in 1996 and serving as chief executive from 2005 to 2013.

Anne Wade MS (International Relations & Political Economy), MA

Anne contributes to Anglo American a wealth of buy-side insights from her career as a global asset manager, with a particular focus on infrastructure and raw materials, and extensive experience as a non-executive director across a number of relevant industries, with emphasis on sustainability and responsible investing. Anne is currently chair of Man Group plc. Anne spent the majority of her executive career in the asset management industry, largely with Capital Group focused on infrastructure investment. During her 17-year career with Capital, she served as senior vice president and director. In her non-executive career, Anne has served on the boards of Holcim Ltd from 2013 to 2015, John Laing Group plc from 2015 to 2021, and Summit Materials, Inc from 2016 until February 2025.

Hilary Maxson MDA, B.S. (Applied Economics & Management)

Hilary contributes to Anglo American experience in business, spanning finance, the capital markets, energy transition and technology, gained across her executive career in the Americas, Europe, Africa and Asia. Hilary is CFO of Schneider Electric and a member of its executive committee, based in Paris. She previously served as CFO of their largest business unit, Energy Management, having joined the company in 2017 as CFO of the Building and IT business, situated in Hong Kong. Prior to joining Schneider Electric, Hilary spent 12 years with the AES Corporation in a variety of finance, M&A and business development roles, based across the US, Cameroon and the Philippines, ultimately as CFO for Asia. Hilary began her career at Bank of America and Citigroup, in New York.

Hixonia Nyasulu BA Hons

Hixonia contributes to Anglo American significant global board experience drawn from the natural resources, financial services and consumer industries. Hixonia is an independent non-executive director and vice chair of Olam Agri Holdings Pte. Ltd and senior independent director of SSE plc. Hixonia has previously served as senior independent director of Vivo Energy plc, and a non-executive director on the boards of Sasol Ltd, including five years as chair, Nedbank Ltd, and Unilever plc. She is a former member of the board of AGRA and chaired the Africa Enterprise Challenge Fund, both not-for-profit organisations. Hixonia has also served as a member of the South Africa advisory board of JPMorgan and on the board of the Development Bank of Southern Africa. In 2004, Hixonia founded Ayavuna Women’s Investments (Pty) Ltd, a female-controlled investment holding company. Prior to that, she ran T.H. Nyasulu & Associates, a strategy, marketing and research company, after starting her career at Unilever in South Africa. Hixonia was a founder member of the Advisory Group formed by the World Economic Forum to set up a community of global chairs.

Ian Ashby B Eng (Mining)

Ian contributes to Anglo American substantial knowledge of the minerals industry across a wide range of commodities, combined with global operating, major projects and capital development experience. Ian is an independent director of Suncor Energy Inc. Ian served as President of Iron Ore for BHP Billiton between 2006 and 2012, when he retired from the company. During his 25-year tenure with BHP Billiton, Ian held numerous roles in its iron ore, base metals and gold businesses in Australia, the US, and Chile, as well as projects roles in the corporate office. He began his over 40 year mining career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia. Ian has previously served as chair of Petropavlovsk plc, and a non-executive director of Alderon Iron Ore Corp, Nevsun Resources Ltd, New World Resources PLC and Genco Shipping & Trading and IAMGOLD Corporation and in an advisory capacity with Apollo Global Management and Temasek.

Magali Anderson Mech Eng

Magali brings to Anglo American highly relevant experience in capital intensive industries from an international executive career in operational, commercial and business transformation leadership roles, and a deep understanding of sustainability in its broadest sense. Magali is a member of the supervisory board of Capitals Coalition, a not-for-profit, multi stakeholder organisation. Until September 2023, Magali was Chief Sustainability and Innovation Officer and a member of the executive committee of Holcim Group, the Switzerland-based global building materials company. She joined Holcim in 2016, becoming Chief Sustainability Officer in 2019 and adding Innovation to her remit in 2021. During her Holcim tenure, Magali was a member of the advisory boards of industry organisations: Business for Nature, the MIT Climate and Sustainability Consortium, the World Green Building Council and the 50L Home Coalition on water efficiency; and Co-chair of the 2050 net-zero work for the Global Cement and Concrete Association. Prior to joining Holcim, Magali spent the majority of her career with Schlumberger, holding operational line management positions including CEO, Angola and Region Head, Europe. Magali started her career as a field engineer on offshore oil rigs in Nigeria, beginning a 27-year career in oil and gas.

Marcelo Bastos MBA, BSc (Hons) Mech Eng

Marcelo contributes to Anglo American more than 35 years of operational and project experience in the mining industry across numerous commodities in South America, Australia, Africa and southeast Asia. He is designated by the Anglo Board to chair and engage with Anglo American’s Global Workforce Advisory Panel. Marcelo is an independent non-executive director of Aurizon Holdings Ltd and IGO Limited. Marcelo served as chief operating officer of MMG between 2011 and 2017, responsible for the group’s copper, zinc, silver, lead and gold operations, and sales and marketing. In this role, he also led the planning and development of the Las Bambas copper mine in Peru. Prior to MMG, Marcelo served as president and CEO of the BHP Mitsubishi Alliance joint venture (metallurgical coal), president of BHP’s Cerro Matoso nickel operation in Colombia, president of nickel Americas, and president of Nickel West in Australia. He had a 19-year career at Vale until 2004 in a range of senior executive positions in Brazil. Marcelo is a former non-executive director of Golder Associates, Oz Minerals Ltd and Iluka Resources Ltd.

Nonkululeko Nyembezi MBA, MSc, BSc

Nonkululeko contributes to Anglo American great breadth of technical and strategic insights with a background in engineering and extensive experience spanning mining, steel, financial services and technology in South African and global organisations. Nonkululeko is chair of Standard Bank Group. Until March 2024, Nonkululeko was chair of Macsteel Service Centres SA, a privately-held business. She was previously chair of JSE Limited and was formerly CEO of Ichor Coal N.V. She previously served as chair of Alexander Forbes Group, as a non-executive director on the boards of Old Mutual plc, Exxaro Resources, Universal Coal plc and Denel, and as CEO of ArcelorMittal South Africa. In her earlier career, Nonkululeko was chief officer of M&A for the Vodacom group and chief executive officer of Alliance Capital, the then local Subsidiary of a New York-based global investment management company.

Executive Leadership Team

Alison Atkinson BEng (Hons) (Civil Engineering)

Chief Projects & Development Officer. Alison leads Projects, Carbon and Innovation at Anglo American. Prior to joining Anglo American in 2023, Alison was CEO of AWE plc from 2020-2023. Alison joined AWE in 2005 and fulfilled a number of senior roles, delivering multi-billion dollar infrastructure projects and technology programmes. AWE assures, designs, manufactures, and assembles capabilities and products that support the UK’s nuclear defence programme. Prior to AWE, Alison spent 14 years at Halcrow, managing a wide variety of capital projects in the UK and overseas in both the public and private sectors. Alison is a Fellow of the Royal Academy of Engineering and a Chartered Civil Engineer. She is also a non-executive director of Kier Group plc and chair of its safety, health and environment committee.

Monique Carter BA (Hons), MCIPD

Chief People & Organisation Officer. Monique leads people-related disciplines across the group, including Culture and Learning, Performance and Reward, and Talent Development. Prior to joining Anglo American in 2023, Monique served as EVP People & Organisation for Novo Nordisk. Her global career experience spans engineering, chemicals, manufacturing and retail. From 2016-2018, Monique was Group HR Director at GKN, following a number of senior HR roles at AkzoNobel and ICI. Monique is a chartered member of the Chartered institute of Personnel and Development and on the steering committee of The FTSE Women Leaders Review.

Al Cook M.A. Hons (Natural Sciences)

CEO, De Beers. Al is responsible for its strategy and operations from mines to retail stores. Prior to joining Anglo American in 2023, Al was EVP of exploration and production international for Equinor, with responsibility for its businesses in 12 countries around the world. Al previously held the role of EVP for global strategy and business development at Equinor, where he developed a net zero strategy and reshaped its portfolio for the energy transition. He joined Equinor after a 20-year career at BP, which included operational roles offshore, leadership of the Southern Corridor gas project and chief of staff to the CEO. Al is a trustee of The Power of Nutrition, an independent charitable foundation. He is a Fellow of the Geological Society and the Energy Institute.

Ruben Fernandes MBA, MsC (Metallurgical Engineering)

Chief Operating Officer. Ruben is responsible for ensuring safe and responsible operations, optimising performance, future options and commercial value across Anglo American’s portfolio. Prior to this role, Ruben served as regional director for the Americas, CEO of Base Metals and CEO of Anglo American Brazil. Ruben joined Anglo American in 2012, and was previously head of mining at Votorantim Metals in Brazil. Between 2009 and 2011, he was COO at Vale Fertilizers and, CEO of Kaolin Companies – Pará Pigments and Cadam – two Subsidiaries of Vale, between 2007 and 2009, and held various analysis, marketing and project roles in Vale’s Base Metals business which he joined in 1999.

Tom McCulley B.S. (Accounting)

Chief Technical Officer. Tom leads our global technical disciplines from Discovery and Geosciences through to Processing, as well as our critical Safety, Health and Environment work. Tom also has responsibility for Anglo American’s Crop Nutrients business, having been CEO of this business since October 2022. Tom joined Anglo American in 2015 as Group Head of Projects, prior to leading the successful development and commissioning of the world-class Quellaveco copper project as CEO of Anglo American in Peru until 2022. He then took on the development of the Woodsmith fertiliser project that is under construction in the UK. Tom previously held several senior global roles at Newmont, having begun his career at Fluor Corporation in international oil and gas and mining projects, developing his full project lifecycle expertise.

Helena Nonka M.A. Hons, LL.M

Chief Strategy & Sustainability Officer. Helena leads Business Development, Portfolio Management, Social Impact, Strategy, and Sustainability disciplines. Prior to joining Anglo American in 2022, Helena was EVP corporate development for Norsk Hydro ASA, leading strategy, business development, sustainability and technology and innovation, and operating model work. Helena’s global career spans more than 20 years in the natural resources industry, professional services, consulting, and academia across Europe, Asia and North America, including global head of new business for natural resources at the global head of new business for natural resources at SGS and held several global senior commercial leadership roles at Rio Tinto, including leading corporate strategy.

Richard Price LL.B, BA (Hons)

Chief Legal & Corporate Affairs Officer. Richard leads Legal, Government & International Relations, Communications, Company Secretarial and Security. He also serves as Company Secretary of Anglo American. Prior to joining Anglo American in 2017, he was a partner at law firm Shearman & Sterling, working across EMEA, Asia and North America. In private practice, Richard acted for clients across the metals, mining, energy and financial services sectors, assisting them with complex financing, corporate and compliance matters. A champion for diversity, equity and inclusion in the legal profession, Richard was one of the founders and serves as chair of General Counsel for Diversity & Inclusion.

Matt Walker

CEO, Marketing. Matt is responsible for optimising the value of Anglo American’s products in the market through the implementation of effective sales and trading strategies. Prior to taking up this role in 2023, Matt was Group Head of Corporate Finance, leading capital allocation and integrated planning, as well as the M&A transaction team. Between 2019 and 2021, he served as Treasurer responsible for Anglo American’s bank and debt market funding. Matt joined Anglo American in 2007 and has held a number of senior finance and other roles across Anglo American, including as CFO of our Copper business in Chile.

Audit Committee

The Anglo Board has determined that each member of the Audit Committee possesses the understanding of audit committee functions necessary to diligently execute their responsibilities and is financially literate, as defined in NI 52-110. For biographical information on each member of the Audit Committee, see “Integrated Anglo Annual Report – Governance – Directors” and “Directors and Executive Officers – Biographies”.

Interests of Management and Others in Material Transactions

Since September 30, 2022, to the knowledge of Anglo American plc’s directors after reasonable inquiry, no director or executive officer of Anglo American plc, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of Anglo American plc’s outstanding voting securities, or any associate or affiliate of any of the foregoing, had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect Anglo American plc or a Subsidiary of Anglo American plc.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors’ Compensation

Information about the compensation of Anglo American’s directors appears in the Integrated Anglo Annual Report. See “Governance — Directors’ remuneration policy” and “Governance — Annual Report on Directors’ Remuneration” in the Integrated Anglo Annual Report.

Executive Compensation

The Anglo Board has a duty to ensure that Anglo American’s compensation policies and practices are fair, responsible and aligned with the long-term interests of Anglo American’s stakeholders. With a view to ensuring that the Anglo Board remains independent of management when making compensation decisions, the Remuneration Committee of the Anglo Board (the “Remuneration Committee”) has been delegated responsibility for overseeing Anglo American’s remuneration activities. Additional information regarding the principles, policies, objectives and criteria which guide the Remuneration Committee in determining the amount and form of remuneration of the Chief Executive Officer, Chief Financial Officer and other executive officers of Anglo American plc, including details of compensation paid or awarded to such individuals in previous years and the composition and governance of the Remuneration Committee, is set out in the Directors’ Remuneration Report included in the Integrated Anglo Annual Report.

A summary of the remuneration policy for the CEO and the CFO are set out on pages 200 to 203 of the Integrated Anglo Annual Report as part of the Directors’ Remuneration Report.  This policy also applies, at the discretion of the Remuneration Committee, to the other NEOs, except as set out here and except that the maximum annual bonus opportunity for the other NEOs is 175% of salary, and the maximum LTIP opportunity is 250% of salary.

The following discussion describes, for the year ended December 31, 2024, all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Anglo American or a subsidiary of Anglo American to each of Anglo American’s “named executive officers” (as such term is defined under applicable Canadian Securities Laws) in respect of the financial year ended December 31, 2024 (the “NEOs”), namely:

•	Duncan Wanblad (Chief Executive Officer);

•	John Heasley (Chief Financial Officer);

•	Ruben Fernandes (Chief Operating Officer);

•	Al Cook (CEO, De Beers); and

•	Tom McCulley (Chief Technical Officer).

Summary Compensation Table

The following table summarizes the compensation paid by Anglo American to its NEOs for the year ended December 31, 2024.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share-Based Awards(1)	Option-Based Awards	Annual Incentive Plans(2)	Long-Term Incentive Plans	Pension Value(3)	All Other Compensation(4)	Total Compensation
Duncan Wanblad Chief Executive Officer	2024	$1,695,408	$8,123,740	-	$2,354,464	-	$410,951	$449,059	$13,033,622

John Heasley Chief Financial Officer	2024	$1,015,740	$5,036,748	-	$1,428,720	-	-	$693,540	$8,174,747

Ruben Fernandes Chief Operating Officer	2024	$1,027,202	$3,187,019	-	$1,253,667	-	$322,850	$286,883	$6,077,620

Al Cook CEO, De Beers	2024	$999,639	$3,686,667	-	$932,954	-	-	$341,946	$5,961,205

Tom McCulley Chief Technical Officer	2024	$958,558	$3,535,328	-	$1,115,815	-	-	$174,526	$5,784,227

Notes:

(1)	Represents grant-date fair value of equity settled share-based awards. Actual compensation realized on these awards is variable. Share awards are granted annually. Equity-settled awards are valued in accordance with IFRS 2 fair value principles.

LTIP awards are granted as free shares subject to performance conditions measured over three years, split 50:50 between Balanced Scorecard metrics and market-based Total Shareholder Return (TSR) comparisons. Fair values for Balanced Scorecard Awards are based on the share price at grant date adjusted for expected vesting, while TSR Awards are valued using Monte Carlo simulations under a risk-neutral framework to reflect market-based performance conditions.

Fair values for non-cyclical awards and Share Incentive Plan Awards (SIP) are based on the share price at grant date adjusted for expected vesting.

(2)	The annual incentive plan (annual bonus) amounts are applicable to the year indicated but are paid in the following year. As outlined in the Directors’ Remuneration Report, 50% of the annual bonus is paid out in cash and 50% is deferred into shares (one-third vesting after two years, with the remaining two-thirds vesting after a further one year).
(3)	For further details, see “Pension Plan Benefits”.
(4)	Perquisites provided for NEOs include travel-related benefits ($176,928 for Duncan Wanblad, $52,130 for John Heasley and $36,817 for the remaining NEOs); Dividend Equivalents $198,557 for Duncan Wanblad and $180,865 for Ruben Fernandes); cash bonuses in relation to buy-out awards ($459,854 for John Heasley and $150,668 for Al Cook); accommodation; holiday pay; tax advice and pension allowances.
(5)	The NEOs’ compensation is paid in UK pounds sterling. Amounts have been converted to US$ based on the official HMRC December 31, 2024 spot exchange rate of GBP1.00 = US$1.2540.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each NEO all awards outstanding as at December 31, 2024, including awards granted prior to the most recently completed financial year.

	Option-Based Awards				Share-Based Awards
Name	Number of Anglo Shares Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- Money Options	Number of Anglo Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested(1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
Duncan Wanblad Chief Executive Officer	-	-	-	-	566,427	$16,791,479	-

John Heasley Chief Financial Officer	-	-	-	-	227,790	$6,752,734	-

Ruben Fernandes Chief Operating Officer	-	-	-	-	277,129	$8,215,367	-

Al Cook CEO, De Beers	-	-	-	-	210,928	$6,252,868	-

Tom McCulley Chief Technical Officer	-	-	-	-	239,963	$7,113,598	-

Notes:

(1)	Market or Payout Value has been calculated by multiplying the number of share units held at December 31, 2024 by the closing price of the Anglo Shares on the London Stock Exchange at December 31, 2024 (£23.64). The payout value of LTIP shares, which are subject to performance conditions, has been calculated assuming a performance factor of 100% for the purpose of illustrating the value. The actual payout amount for LTIP shares is determined as set out in the Directors’ Remuneration Report and will not be known until the applicable payout (vesting) dates.

(2)	Amounts have been converted to US$ based on the official HMRC December 31, 2024 spot exchange rate of GBP1.00 = US$1.2540.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets out for each NEO the value of the share-based and option-based awards which vested during the year ended December 31, 2024.

Name	Option-Based Awards – Value Vested During the Year	Share-Based Award – Value Vested During the Year(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Duncan Wanblad Chief Executive Officer	-	$1,133,532	$2,354,464

John Heasley Chief Financial Officer	-	$715,692	$1,428,720

Ruben Fernandes Chief Operating Officer	-	$944,255	$1,253,667

Al Cook CEO, De Beers	-	$175,341	$932,954

Tom McCulley Chief Technical Officer	-	$147,446	$1,115,815

Notes:

(1)	The amount represents the actual payout value of the vested shares by multiplying the number of share units vested in the year by the closing price of the Anglo Shares on the London Stock Exchange on the vesting date.
(2)	Amounts have been converted to US$ based on the official HMRC December 31, 2024 spot exchange rate of GBP1.00 = US$1.2540.

Pension Plan Benefits

Executive officers participate in defined contribution pension arrangements. Executive officers may request a pension allowance to be paid in place of defined contribution arrangements. Executive officers appointed prior to December 2022 had the choice for contributions which may not be paid to a UK-registered pension scheme as a result of applicable limits (either annual allowance or lifetime allowance) to be treated as if paid to an unregistered unfunded retirement benefit scheme (“UURBS”). With effect from December 2022, the UURBS was closed to new members. As a result, executive officers are no longer eligible to join this scheme. Instead, any pension contributions outside of applicable limits may be paid as a cash equivalent. Information with respect to Anglo American’s defined contribution plans that provide for payments or benefits at, following or in connection with retirement, for participating NEOs is set out in the following table. The pension contribution amounts should be read in conjunction with the following information:

•	The total amounts of pension contributions treated as having been paid into the UURBS are:

o	Duncan Wanblad - $249,300

o	Ruben Fernandes - $256,794

•	Contributions treated as being paid into the UURBS earn a fixed return of 5.125%. The total return earned in 2024 was $156,640 for Duncan Wanblad and $66,056 for Ruben Fernandes.

•	As at December 31, 2024, the total balance due to NEOs in relation to the UURBS was $4,832,729.

Name	Defined contribution	UURBS contribution	UURBS notional increase	Pension allowance	Total
Duncan Wanblad Chief Executive Officer	$5,011	$249,300	$156,640	-	$410,951

John Heasley Chief Financial Officer	-	-	-	$133,885	$133,885

Ruben Fernandes Chief Operating Officer	-	$256,794	$66,056	-	$322,850

Al Cook CEO, De Beers	-	-	-	$149,946	$149,946

Tom McCulley Chief Technical Officer	-	-	-	$126,348	$126,348

Notes:

(1)	Pension contribution amounts, returns and balances due have been converted to US$ based on the official HMRC December 31, 2024 spot exchange rate of GBP1.00 = US$1.2540.

Termination and Change of Control Benefits

Each NEO’s employment agreement provides for the provision of base salary, benefits, pension benefits, and eligibility to participate in such long and/or short-term incentive schemes as Anglo American shall determine from time to time. This includes, but is not limited to, a discretionary annual performance bonus (with a part deferral into bonus shares), participation in Anglo American’s long term incentive plan (“LTIP”), participation in Anglo American’s “Save As You Earn” scheme (“SAYE”) and participation in Anglo American’s share incentive plan (“SIP”). Anglo American’s treatment of these forms of remuneration on an NEO’s departure are affected by how a departing NEO is characterized under Anglo American’s termination policy. The termination policy differentiates between “good leavers”, “bad leavers” and voluntary resignation depending on the circumstances under which an NEO leaves Anglo American. A good leaver is defined as an individual who leaves the business for reasons including retirement, redundancy, death, ill health, injury, disability, or any other reason as defined by the Remuneration Committee. Where departure is on mutually agreed terms, the Remuneration Committee may treat the departing individual as a good leaver in respect of one or more elements of remuneration. A bad leaver is typically an individual whose service has been terminated for cause.

Good Leavers

A good leaver’s salary, benefits and pension will continue to be paid up until the date of termination of such NEO’s employment, including, where relevant, any notice period and/or gardening leave period. Anglo American may terminate an NEO’s employment with immediate effect and, in lieu of the unexpired portion of any notice period, make a series of monthly payments based on salary and benefits (or may make a lump sum payment based on salary only). Any monthly payments will normally be reduced to take account of any salary received from alternative employment.

Good leavers may receive, at the discretion of the Remuneration Committee, a time-pro-rated performance bonus paid entirely in cash. In exercising this discretion, the Remuneration Committee will consider a departing NEO’s performance. Under normal circumstances, unvested bonus shares will vest in full on the normal vesting date (without acceleration). In exceptional circumstances (such as the death of an NEO or other compassionate grounds as determined in the discretion of the Remuneration Committee) bonus shares may vest in full immediately.

Under normal circumstances, unvested LTIP awards held by a departing NEO will typically vest on the normal vesting date, subject to the achievement of relevant performance conditions at the end of the normal performance period and, unless the Remuneration Committee determines otherwise, released at the end of the holding period. Under exceptional circumstances (such as the death of an NEO or other compassionate grounds as determined in the discretion of the Remuneration Committee), unvested LTIP awards held by a departing NEO may vest and be released on an NEO’s departure from Anglo American, subject to an assessment of the achievement of relevant performance conditions at the time of departure. In each case, unless the Remuneration Committee determines otherwise, unvested LTIP awards will be time-pro-rated to reflect the proportion of the performance period elapsed at the time of departure.

Under normal circumstances, vested LTIP awards held by a departing executive director that are subject only to a holding period will normally be released in full at the end of the holding period. For other NEOs, the Remuneration Committee may determine that the vested LTIP awards are released at the time of such NEO’s departure. Under exceptional circumstances (such as the death of an executive director or other compassionate grounds), vested LTIP awards held by a departing executive director which are subject to a holding period may be released at the time of such executive director’s departure. See “Incentive Plan Awards” in this Appendix H for additional information on each NEO’s LTIP awards outstanding as at December 31, 2024.

A good leaver’s outstanding shares and/or options under Anglo American’s SAYE and/or SIP are treated in accordance with the relevant rules of the plan and HMRC rules. See “Incentive Plan Awards” in this Appendix H for additional information on each NEO’s SAYE and SIP awards outstanding as at December 31, 2024.

Good leavers are additionally entitled to limited disbursements for, among other things, legal costs, relocation costs, and untaken holidays.

Malus and clawback provisions in the relevant incentive plan rules shall apply.

Bad Leavers

A bad leaver’s salary, benefits and pension will be terminated immediately and all payments to such bad leaver will cease as of the date of departure. Anglo American may terminate employment with immediate effect and is not required to provide any notice period to bad leavers. Anglo American will not pay any performance bonus that has accrued prior to termination to bad leavers.

Upon departure, a bad leaver will not be entitled to receive, and shall forfeit, any unvested bonus shares and any unvested or vested LTIP awards (including those only subject to a holding period).

A bad leaver’s outstanding shares and/or options under Anglo American’s SAYE and SIP are treated in accordance with the relevant rules of the plan and HMRC rules.

Bad leavers may, in the discretion of the Remuneration Committee, be entitled to limited disbursements.

Malus and clawback provisions in the relevant incentive plan rules shall apply.

Voluntary Resignation

An NEO who resigns voluntarily is entitled to have their salary, benefits and pension paid up until the date of termination of employment, including, where relevant, any notice period and/or gardening leave period. Anglo American may terminate an NEO’s employment with immediate effect and, in lieu of the unexpired portion of any notice period, make a series of monthly payments based on salary and benefits (or may make a lump sum payment based on salary only). Any monthly payments will normally be reduced to take account of any salary received from alternative employment. Anglo American will not pay any performance bonus that has accrued to a NEO who departs under voluntary resignation.

An NEO who resigns voluntarily will not be entitled to receive, and shall forfeit, any unvested bonus shares and any unvested LTIP awards. If an NEO resigns voluntarily to join a competitor (as defined by the Remuneration Committee), any vested LTIP awards held by such NEO that remain subject only to the holding period will be forfeited unless the Remuneration Committee determines otherwise. If an NEO resigns voluntarily but does not join a competitor, any vested LTIP awards which remain subject only to a holding period are released to such NEO at the end of the holding period.

Outstanding shares and/or options held by a NEO who resigns voluntarily under Anglo American’s SAYE and SIP are treated in accordance with the relevant rules of the plan and HMRC rules.

An NEO who resigns voluntarily may, in the discretion of the Remuneration Committee, be entitled to limited disbursements.

Malus and clawback provisions in the relevant incentive plan rules shall apply.

Change of Control

In respect of the annual bonus, the Remuneration Committee will determine the most appropriate treatment for the outstanding bonus period according to the circumstances.

Any unvested bonus shares will normally vest in full at the time of the change in control.

Any unvested LTIP awards will normally vest at the time of the change in control, with vesting determined based on the Remuneration Committee’s assessment of the performance conditions and, unless the Remuneration Committee determines otherwise, be subject to a time-based reduction.

Any vested LTIP awards subject to a post-vesting holding period will normally be released in full at the time of the change in control.

The Merger shall not constitute a change in control for these purposes.

The following table presents, for each NEO, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination scenarios described below occurred on December 31, 2024.

Name	Voluntary resignation(1)	Bad leaver	Good leaver(1)(2) (3)	Change in control(2)(3)
Duncan Wanblad Chief Executive Officer	$0	$0	$13,653,559	$13,653,559

John Heasley Chief Financial Officer	$0	$0	$5,848,140	$5,848,140

Ruben Fernandes Chief Operating Officer	$0	$0	$6,923,829	$6,923,829

Al Cook CEO, De Beers	$0	$0	$5,266,072	$5,266,072

Tom McCulley Chief Technical Officer	$0	$0	$5,180,900	$5,180,900

Notes:

(1)	Amounts do not include the value of any salary, benefits or pension in lieu of any unexpired portion of any notice period to the termination date.
(2)	Includes the value of early vesting of share awards calculated based on the closing price of Anglo Shares on the London Stock Exchange at December 31, 2024 (£23.64). For the purpose of this table, LTIP awards have been prorated up to December 31, 2024 and calculated assuming a performance factor of 100%. For the purpose of this table, annual bonus has been calculated assuming a performance factor of 100%
(3)	Amounts have been converted to US$ based on the official HMRC December 31, 2024 spot exchange rate of GBP1.00 = US$1.2540.

Non-Executive Director Compensation

The following table sets forth information concerning the compensation paid to the non-executive directors of Anglo American plc for the year ended December 31, 2024.

Name	Fees Earned(1)	Share- Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(1)(2)		Total(1)
Stuart Chambers	$1,048,545	-	-	-	-	$23,265	(3)	$1,071,810
Magali Anderson	$157,314	-	-	-	-	$9,852		$167,166
Ian Ashby	$223,149	-	-	-	-	$12,402		$235,551
Marcelo Bastos	$198,069	-	-	-	-	$8,687		$206,756
Hilary Maxson	$198,069	-	-	-	-	$5,839		$203,908
Hixonia Nyasulu	$172,989	-	-	-	-	$16,553		$189,642
Nonkululeko Nyembezi	$182,394	-	-	-	-	$17,720		$200,114
Ian Tyler	$270,018	-	-	-	-	$1,318		$271,336
Anne Wade(4)	-	-	-	-	-	-		-

Notes:

(1)	Amounts have been converted to US$ based on the official HMRC December 31, 2024 spot exchange rate of GBP1.00 = US$1.2540.
(2)	Non-executive director non-monetary benefits include reimbursements for travel and accommodation expenses during the year as well as the settlement of tax relating to the reimbursement.
(3)	Stuart Chambers’ benefits in kind figure includes the provision of medical cover in 2024. (4) Anne Wade was appointed as non-executive director of Anglo American on January 1, 2025 and received no compensation for the year ended December 31, 2024.

Indebtedness of Directors, Executive Officers and Employees

Other than as disclosed below, as at October 31, 2025, no executive officer, director, employee or former executive officer, director or employee of Anglo American or any of its Subsidiaries is indebted to Anglo American plc, or any of its Subsidiaries. No person who is, or at any time during the most recently completed financial year was, a director or executive officer of Anglo American plc, a proposed nominee for election as a director of Anglo American plc or any associate of any one of the foregoing persons is, or at any time since the beginning of the most recently completed financial year has been, indebted to Anglo American plc or any of its Subsidiaries. Neither Anglo American plc nor any of its Subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

As of October 31, 2025, the following amounts were outstanding to certain Subsidiaries of Anglo American plc by current or former employees of the relevant Subsidiaries:

•	approximately $17.5 million in total is owed to Anglo American plc’s Chilean and Peruvian Subsidiaries by approximately 300 current employees of such Subsidiaries relating to personal loans made in the ordinary course of such individuals’ employment under company programs, which are standard for mining companies in those jurisdictions;

•	approximately $0.1 million in total is owed to South African Subsidiaries of Anglo American plc by certain former employees of such Subsidiaries relating to the repayment of a sign-on bonus and the settlement of a legal claim; and

•	approximately 1.1 million Singapore dollars is owed to a UK Subsidiary of Anglo American plc by a former employee relating to a tax liability.

Independent Compensation Consultants

Deloitte LLP was appointed by the Remuneration Committee as external advisors from November 2020 following a competitive tender process. Support during 2024 included attendance and advice at Remuneration Committee meetings as well as other advice on matters related to remuneration policy and implementation.

The Remuneration Committee approves all of the compensation-related consulting services provided to Anglo American plc by Deloitte. The fees of Deloitte for each of the fiscal years ended December 31, 2024 and December 31, 2023 for their consulting services were as follows:

	Fiscal Year Ended December 31,
(in US$ millions)	2024(1)	2023(1)
Executive Compensation-Related Fees	$0.2	$0.21
All Other Fees(2)	$55.5	$13.2

Notes:

(1)	Deloitte’s fees in respect of the fiscal years ended December 31, 2024 and December 31, 2023 were paid in GBP. Amounts for 2024 have been converted to US$ based on the official HMRC 2024 average exchange rate of GBP1.00 = US$1.2787 and amounts for 2023 have been converted to US$ based on the official HMRC 2023 average exchange rate of GBP1.00 = US$1.2432.
(2)	Other fees paid to Deloitte in respect of the fiscal years ended December 31, 2024 and December 31, 2023 relate to corporate tax advisory services, risk advisory services including cyber, governance and ethics, financial advisory services in relation to transformation, mergers and acquisitions and capital restructuring; legal managed services; and consulting services including, human capital, enterprise and legal technology, operational and strategy and management consulting.

Description of Share Capital

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Anglo Shares, and of certain related provisions of Anglo American plc’s articles of association and applicable law that affect the rights of Anglo Shareholders. If the Merger is approved, Teck Shareholders will receive Anglo Shares (or Exchangeable Shares which may be exchanged for Anglo Shares) on the closing the Merger.

Articles of Association

General

Anglo American plc was incorporated as a company limited by shares under the Companies Act 1985 (UK) on May 14, 1998. On May 5, 2021, Anglo American plc adopted new articles of association (the “Anglo Articles”) by special resolution to replace its prior articles of association. The Anglo Articles conform to the requirements of the UK Companies Act and applicable Securities Laws.

Dividends and Payments to Anglo Shareholders

Anglo American plc may make distributions (including the payment of dividends) both on the fixed dates prescribed for the payment of such dividends and on such dates and in respect of such periods as the Anglo Board thinks fit in accordance with provisions of the UK Companies Act and the Anglo Articles. Under the UK Companies Act, a public company may only make a distribution (including the payment of any dividend):

•	if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and

•	if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

For this purpose, a company’s “net assets” means the aggregate of the company’s assets less the aggregate of its liabilities.

Subject to the above requirements, the Anglo Board may, on a fixed date and from time to time, declare a dividend or any other distribution to Anglo Shareholders in proportion to the number of Anglo Shares held by them.

Dividends declared and paid to Anglo Shareholders may be distributed in cash or in specie.

Voting Rights

Every Anglo Shareholder, or proxy who has been duly appointed by an Anglo Shareholder, who is present at a physical meeting has one vote on a show of hands, where the meeting is held only as a physical general meeting and unless a poll is demanded, with respect to a proposed resolution, irrespective of the number of Anglo Shares he or she holds or represents. Where any general meeting is held as a combined physical and electronic general meeting, or where a poll is demanded, every Anglo Shareholder, or proxy who has been duly appointed by an Anglo Shareholder, who is present in person or by proxy at a meeting has one vote for every Anglo Share held. At a physical meeting of Anglo Shareholders, a resolution put to the vote shall be decided on a show of hands, unless a poll is demanded by (a) the chair of the meeting, (b) not less than five members having the right to vote on that matter, (c) a member or members entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter, or (d) a member or members holding shares in Anglo American plc conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right. Neither the UK Companies Act nor the Anglo Articles provide for cumulative voting.

An Anglo Shareholder entitled to attend and vote at a meeting of Anglo Shareholders is entitled to appoint a proxy to attend, participate in, speak and vote at such meeting in the place of such Anglo Shareholder. The proxy need not be an Anglo Shareholder. A proxy shall not be entitled to vote on a show of hands or on a poll where the Anglo Shareholder appointing the proxy would not have been entitled to vote on a resolution had such Anglo Shareholder been present in person.

Issue of Additional Anglo Shares

In accordance with the provisions of the Anglo Articles, the Anglo Board may, if authorized by ordinary resolution, issue shares with such rights or restrictions as determined by the Anglo Board. Anglo American plc may, by special resolution, reduce Anglo American plc’s share capital, share premium account, capital redemption reserve or redenomination reserve in any way permitted by the UK Companies Act, the CREST Regulations, the STRATE Regulations and every other enactment for the time being in force concerning companies affecting Anglo American plc.

The Anglo Board may make such provisions as they think fit for any fractional entitlements which might arise on a capitalization and authorize any person to enter into an agreement with Anglo American plc on behalf of all of the entitled members in relation to the issue of shares pursuant to Article 8 of the Anglo Articles.

In connection with the Merger, and subject to approval by Anglo Shareholders at the Anglo Meeting, Anglo American plc will, pursuant to the Arrangement Agreement and Plan of Arrangement, allot and issue Anglo Consideration Shares to Teck Shareholders (excluding Dissenting Shareholders and Eligible Shareholders who elect to receive Exchangeable Shares), and will also issue Anglo Shares to HoldCo.

Issues for Cash

In accordance with the provisions of the UK Companies Act, the Anglo Board may allot Anglo Shares or grant rights to subscribe for or to convert any security into Anglo Shares, if they are authorised to do so by the Anglo Articles or by resolution of Anglo American plc.

Under English law, Anglo American plc may only issue equity securities for cash or sell treasury shares that are equity shares for cash if the new shares are first offered to existing Anglo Shareholders in proportion to their holdings, unless Anglo Shareholders approve a waiver of these pre-emption rights. In addition, as a listed company, Anglo American plc may not make an “open offer”, “placing”, “vendor consideration placing”, “offer for subscription” of equity securities (each as defined under the UK Listing Rules) or an issue out of treasury of a class already listed without obtaining specific approval from Anglo Shareholders if the discount to the middle market price of those shares would exceed 10% at the time of announcing the offer or agreeing to placing. At Anglo American plc’s annual general meeting held on April 30, 2025, Anglo Shareholders passed a special resolution disapplying the pre-emption rights under section 561 of the UK Companies Act for up to an aggregate nominal value of $18.3 million, which represented no more than 2.5% of the total issued ordinary share capital of Anglo American plc, in issue as at February 21, 2025 until the earlier of the conclusion of the annual general meeting in 2026 or June 30, 2026, which makes both the pre-emption rights and discount limitation inapplicable to Anglo American plc until such time.

Pre-emptive Rights

The UK Companies Act and the UK Listing Rules require that any new issue of Anglo Shares by Anglo American plc must first be offered to existing Anglo Shareholders in proportion to their shareholding in Anglo American plc, unless the necessary Anglo Shareholder approvals have been obtained. The Anglo Shareholder’s existing right of pre-emption does not apply:

•	in relation to the allotment of bonus shares;

•	to a particular allotment of equity securities if these are, or are to be, wholly or partly paid up otherwise than in cash; or

•	to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme.

At the annual general meeting held on April 30, 2025, Anglo Shareholders authorised, subject to certain conditions, the Anglo Board to allot Anglo Shares or grant rights to subscribe for, or to convert any security into, Anglo Shares up to an aggregate nominal value of $73.4 million, which represents not more than 10% of the total issued share capital of Anglo American plc as at February 21, 2025. In addition, Anglo Shareholders waived, by way of special resolution, their pre-emptive rights in respect of any treasury issue wholly for cash up to an aggregate nominal value of $18.3 million, which represented no more than 2.5% of the total issued ordinary share capital of Anglo American plc, in issue as at February 21, 2025. Each of the foregoing resolutions shall expire on the earlier of the conclusion of the annual general meeting in 2026 or at the close of business on June 30, 2026.

Transfer of Anglo Shares

The transfer of any certificated Anglo Shares must be implemented in accordance with the provisions of the UK Companies Act and the Anglo Articles. Additionally, the transfer of any certificated Anglo Shares must be in writing using any usual or common form or in any other form acceptable to the Anglo Board. Uncertificated Anglo Shares, which have been traded on the LSE and JSE, are transferred by means of a relevant system unless the CREST Regulations or STRATE Regulations, in the United Kingdom and South Africa, respectively, provide otherwise. The transferor of any Anglo Shares is deemed to remain the holder of that share until the name of the transferee is entered in Anglo American plc’s register for that Anglo Share. Since Anglo Shares are traded through CREST and STRATE in the United Kingdom and South Africa, respectively, only Anglo Shares that have been dematerialized may be traded on the LSE and/or the JSE. Accordingly, Anglo Shareholders who hold Anglo Shares in certificated form must dematerialize their Anglo Shares in order to trade on the LSE and/or the JSE.

Disclosure of Beneficial Interest in Anglo Shares

The UK Companies Act prescribes that Anglo American plc may, by notice in writing, require a person who is a registered Anglo Shareholder, or whom Anglo American plc knows or has reasonable cause to believe has a beneficial interest in Anglo Shares, to confirm or deny whether or not such person holds the Anglo Shares or beneficial interest and, if the Anglo Shares are held for another person, to disclose to Anglo American plc the identity of the person on whose behalf the Anglo Shares are held. Anglo American plc may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Anglo American plc is obliged to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of Anglo Shares, together with the extent of those beneficial interests.

General Meetings of Anglo Shareholders

Anglo Shareholders may convene meetings of Anglo Shareholders in accordance with the requirements of the UK Companies Act and the Anglo Articles. Anglo American plc is obliged to hold an annual general meeting in each period of six months beginning with the day following Anglo American plc’s accounting reference date, at such date and time as may be decided by the directors.

Annual general meetings of Anglo Shareholders require at least 21 business days’ notice in writing of the place, day and time of the meeting to Anglo Shareholders. Other meetings of Anglo Shareholders also require at least 21 days’ notice in writing, but may be held with at least 14 business days’ notice in writing, of the place, day and time of the meeting pursuant to the approval received from the shareholders at the annual general meeting on April 30, 2025.

No business, other than the appointment of a chair, may be transacted at any meeting of Anglo Shareholders unless a quorum of Anglo Shareholders is present. The quorum for the commencement of an annual general meeting of Anglo Shareholders is two members present or represented by proxy. The quorum for the commencement of a separate meeting of a class of shareholders is two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of that class.

The annual general meeting deals with and disposes of all matters prescribed by the Anglo Articles and the UK Companies Act, including:

•	the presentation of the directors’ report, the audited financial statements for the immediately preceding financial year and the audit committee report;

•	the election of directors; and

•	the appointment of an auditor and an audit committee.

Accounting Records and Financial Statements

Anglo American plc is required to keep the accounting records and books of accounts as are necessary to show and explain Anglo American plc’s transactions and to explain the financial position of Anglo American plc as prescribed by the UK Companies Act.

The Anglo Board may from time to time determine at what times and places and under what conditions, subject to the requirements of the UK Companies Act, Anglo Shareholders are entitled to receive and inspect certain documents, including the Anglo Articles, accounting records required to be maintained by Anglo American plc and annual financial statements. No person shall have the right, simply by virtue of being an Anglo Shareholder, to inspect any account or book or document of Anglo American plc, except as (i) conferred by the UK Companies Act, the CREST Regulations, the STRATE Regulations and any other enactment for the time being in force concerning companies affecting Anglo American plc, (ii) ordered by a court of competent jurisdiction, or (iii) authorized by the Anglo Board.

The Anglo Board will cause to be prepared annual financial statements and an annual report as required by the UK Companies Act, the UK Listing Rules, the Disclosure Guidance and Transparency Rules and JSE Listings Requirements. No later than four months after the end of each financial year, Anglo American plc will publish its annual financial report (including its annual financial statements). Not later than three months after the period to which the report relates to, Anglo American plc will make public a half-yearly financial report covering the first six months of the financial year.

Amendments to the Anglo Articles

Anglo Shareholders may, by the passing of a special resolution in accordance with the provisions of the UK Companies Act and the Anglo Articles, amend the Anglo Articles, including:

•	the creation of any class of shares;

•	the variation of any preferences, rights, limitations and other terms attaching to any class of shares; and

•	the conversion of one class of shares into one or more other classes.

Variation of Rights

All or any of the rights, privileges or conditions attached to Anglo Shares may be varied by a special resolution of Anglo American plc passed in accordance with the provisions of the UK Companies Act and the Anglo Articles. Whenever the share capital of Anglo American plc is divided into different classes of shares, the special rights attached to any class may be varied (a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class, excluding any shares held as treasury shares, or (b) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

Distribution of Assets on Liquidation

The Anglo Board has the power in the name and on behalf of Anglo American plc to present a petition to a court for Anglo American plc to be wound up. In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Anglo American plc, including the costs of liquidation, shall be dealt with by a liquidator who may, with the sanction of a special resolution, among other things, divide among Anglo Shareholders any part of the assets of Anglo American plc, and may vest any part of the assets of Anglo American plc as the liquidator deems fit in trust for the benefit of Anglo Shareholders.

Purchase of Shares

Anglo American plc may, if authorized by special resolution, acquire Anglo Shares in accordance with the UK Companies Act, the UK Listing Rules and the JSE Listings Requirements, provided among other things that certain repurchase and pricing limits set out in the UK Listing Rules and the JSE Listings Requirements are satisfied.

At the annual general meeting held on April 30, 2025, Anglo Shareholders approved a special resolution authorizing market purchases (as defined in Section 693 of the UK Companies Act) by Anglo American plc of up to $200.5 million of Anglo Shares, subject to certain conditions. This authorization shall expire at the earlier of the conclusion of Anglo American plc’s annual general meeting in 2026 or at the close of business on June 30, 2026.

Borrowing Powers

The Anglo Board may exercise all the powers of Anglo American plc to borrow money, mortgage or charge all or any part or parts of its undertaking, property and uncalled capital, and issue debentures and other securities. The Anglo Board is required to restrict the borrowings of Anglo American plc such that the aggregate amount of all moneys borrowed by Anglo American plc and its Subsidiaries owing to third parties less the aggregate amount of current asset investments shall not at any time without the previous sanction of an ordinary resolution exceed an amount equal to two and a half times the adjusted capital and reserves.

Change in Control

The Anglo Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of Anglo American plc and that would operate only with respect to a merger, acquisition or corporate restructuring involving Anglo American plc (or any of its Subsidiaries).

Rights of Minority Shareholders and Directors’ Duties

The UK Companies Act provides instances in which an Anglo Shareholder may seek relief from the courts if he, she or it has been unfairly prejudiced by Anglo American plc. Under Section 994(1) of the UK Companies Act, a member of a company may apply to a court by petition for an order under the UK Companies Act on the ground (a) that the company’s affairs are being or have been conducted in a manner that is unfairly prejudicial to the interests of members generally or of some part of its members (including at least himself), or (b) that an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial.

Under the UK Companies Act, a director of a company, when acting in that capacity, must act in accordance with the company’s constitution, and only exercise powers for the purposes for which they are conferred. Sections 171 to 177 of the UK Companies Act enumerate the statutory duties a director owes to a company in so acting, including:

•	duty to promote the success of the company for the benefit of its members as a whole;

•	duty to exercise independent judgment;

•	duty to exercise reasonable care, skill and diligence;

•	duty to avoid conflicts of interest;

•	duty not to accept benefits from third parties; and

•	duty to declare any interest in a proposed transaction or arrangement with the company.

The consequences of breach (or threatened breach) of sections 171 to 177 of the UK Companies Act are the same as would apply if the corresponding common law rule or equitable principle applied. The duties in those sections (with the exception of section 174) are, accordingly, enforceable in the same way as any other fiduciary duty owed to a company by its directors.

Exchangeable Shares

A description of the Exchangeable Shares to be issued in connection with the Merger can be found in the Information Circular. See “Description of Exchangeable Shares and Related Agreements” in the Information Circular.

American Depositary Receipts

On closing of the Merger, Anglo American expects that the Anglo Shares will be listed on NYSE, to be implemented as a listing of ADRs, subject to the approval of NYSE. Additional details concerning the ADRs will be published in connection with the filing of the related registration statement with the SEC.

PRIOR SALES AND TRADING HISTORY

Prior Sales

Anglo American plc has not issued any Anglo Shares or securities that are convertible or exchangeable into Anglo Shares during the twelve-month period preceding the date of the Information Circular. No treasury shares are issued in connection with the Anglo Incentive Plans.

In connection with the demerger of Platinum Group Metals on May 31, 2025, the Group conducted a share consolidation whereby each Anglo Shareholder received 96 new Anglo Shares for every 109 existing Anglo Shares held. See “2025 Anglo H1 Report — Notes to the condensed financial statements — Note 9. Significant accounting matters”.

Trading Price and Volume

The following tables set forth information relating to the high and low closing prices and trading volume, for the periods presented, for the Anglo Shares on the LSE, the principal trading market for the Anglo Shares, in the twelve-month period prior to the date of the Information Circular.

	High (GBX)	Low (GBX)	Monthly Volume
November 2024	2,475.41	2,180.28	35,009,868
December 2024	2,525.00	2,291.26	30,700,411
January 2025	2,573.62	2,304.52	32,084,788
February 2025	2,457.73	2,290.28	31,789,827
March 2025	2,418.44	2,106.62	40,077,937
April 2025	2,116.45	1,733.23	52,738,417
May 2025	2,197.47	2,008.41	40,239,834
June 2025	2,293.50	2,005.50	50,514,776
July 2025	2,347.00	2,148.00	40,956,277
August 2025	2,278.00	2,068.00	29,607,263
September 2025	2,785.00	2,236.00	62,402,581
October 2025	2,999.00	2,765.00	53,006,570

EXPERTS

Names of Experts

The following persons and companies have prepared certain sections of this Appendix H and/or documents incorporated by reference into this Appendix H as described below, or are named as having prepared or certified a report, statement or opinion in this Appendix H.

Name of Expert	Description of Involvement
PricewaterhouseCoopers LLP	Independent auditors’ reports on the 2024 Anglo Annual Financial Statements and the 2023 Anglo Annual Financial Statements

Mr. Andrew Smith, FSAIMM	Reviewed and approved certain technical and scientific information contained in this Appendix H

Tim Lucks, Corporate Consultant (Project Evaluation), AusIMM(CP), Martin Pittuck, Corporate Consultant (Resource Geology), CEng, FGS, MIMMM(QMR), Max Brown, Principal Consultant (Geotechnics), CEng,MIMMM, Francois Taljaard, Principal Consultant (Mining Engineering), Pr.Eng, John Willis, Principal Consultant (Mineral Processing), MAusIMM(CP), Richard Martindale, Principal Consultant (Geotechnical/ Tailings Engineering), CEng, MIMMM, James Bellin, Principal Consultant (Hydrogeology/ Water), CGeol FGS, Colin Chapman, Principal Consultant (Infrastructure), CEng, MIMMM(QMR)	Authors of the Collahuasi Technical Report

Mr Allan Earl, FAusIMM, Mr Aaron Radonich, FAusIMM (CP), MAIG, Mr Frank Blanchfield, FAusIMM, Mr Michael Andrew, FAusIMM, Mr Leonardo de Souza, MAusIMM (CP), each of Snowden Optiro, Mr Gordon Cunningham, FAusIMM of Turnberry Projects, Mr Peter Theron, SAIMM, and Ms Gené Main, SACNASP, EAPASA	Authors of the Minas-Rio Technical Report

Mr Allan Earl, FAusIMM, Mr Aaron Radonich, FAusIMM (CP), Mr. Graeme Lyall, FAusIMM, Mr. Paulo Laymen, FAusIMMMr, each of Snowden Optiro, Gordon Cunningham, FAusIMM of Turnberry Projects, Mr Peter Theron, SAIMM, and Ms Gené Main, SACNASP, EAPASA	Authors of the Quellaveco Technical Report

The independent auditor of Anglo American plc is PricewaterhouseCoopers LLP (“PwC”), 1 Embankment Place, London WC2N 6RH. PwC is independent of Anglo American in accordance with the ethical requirements that are relevant to the audit of Anglo American’s financial statements in the UK, which includes the Ethical Standard of the Financial Reporting Council, as applicable to listed public entities.

Interests of Experts

To the knowledge of Anglo American plc, as of the date of the Information Circular, each of PwC, Mr. Andrew Smith, the authors of the Collahuasi Technical Report, the authors of the Minas-Rio Technical Report and the authors of the Quellaveco Technical Report, and each of their respective designated professionals (as defined in applicable Canadian Securities Laws), holds less than 1% of the outstanding Anglo Shares.

Independent Auditor Fees and Services

PwC served as Anglo American’s independent auditor for 2024 and 2023. Set forth below are the fees for audit and other services for fiscal 2024 and 2023, all of which were pre-approved by the Audit Committee.

	Year ended December 31,
(in US$ millions)	2024	2023
Audit Fees(1)	16.4	16.8
Audit-Related Fees(2)	1.6	1.7
All Other Fees(3)	1.1	0.6
Total	19.1	19.1

Notes:

(1)	Includes fees paid to PwC in respect of the audit for the Integrated Anglo Annual Report (2024: $8.4 million, 2023: $7.6 million), additional fees in respect of the prior year (2024: $0.6 million, 2023: $0.6 million) and other services to Anglo American, including audit of Anglo American’s Subsidiaries (2024: $7.4 million, 2023: $8.6 million).
(2)	Fees paid in respect of audit-related assurance services.
(3)	Fees paid in respect of other assurance services not included in audit-related fees.
(4)	In addition, Anglo American paid fees to other auditors in respect of the audit of certain Subsidiaries of Anglo American plc (2024: $0.3 million, 2023: $0.4 million).

SCHEDULE I

MATTERS RESERVED FOR THE BOARD OF ANGLO AMERICAN

See attached.

[OFFICIAL]

MATTERS RESERVED FOR THE

BOARD OF ANGLO AMERICAN PLC (THE “COMPANY”)

Role of the Board

The Company’s Board of Directors (the “Board”) is responsible for ensuring that the affairs of the Company and the Anglo American Group are organised and controlled in a manner that promotes the success of the Company, generates value for shareholders and which is consistent with its Articles of Association (the “Articles”), law and regulation and current corporate governance practice.

The Board retains ultimate responsibility for and has a duty to supervise the discharge of functions it delegates. Nothing in these Matters shall restrict the Board from delegating to any committee in accordance with the Articles the exercise of any powers conferred on the Directors in connection with any particular transaction or matter considered by the Board and in respect of which it resolves to establish a committee for such purpose.

Strategic Oversight, Financial Reporting and Business Controls

1	Overall strategic direction and delivery on the primary objectives of the Anglo American Group including establishing the Company’s purpose, strategy, policies and values, and satisfying itself that these and its culture are aligned;

2	Monitoring progress and management performance against strategic objectives and ensuring that the necessary financial and human resources are in place to meet these objectives;

3	Approval of any significant changes in accounting policies or practices;

4	Maintenance and oversight of a sound system of internal control and risk management;

5	Approval of preliminary announcements of interim and final results;

6	Approval of the annual report and accounts (including the corporate governance statement, remuneration policy and remuneration report);

7	Approval of the dividend policy, declaration of interim dividends and recommendation to shareholders for approval of final dividends;

8	Approval of the annual operating and capital expenditure budgets, any material changes to them and monitoring performance against budget;

9	Approval of any material changes to the Company’s capital structure, its status as a listed company or its management and control structure;

Financial expenditure

10	Approval of purchase commitments relating to Group operating costs of existing operations (excluding financing and tax costs) in excess of US$250 million;

11	Approval of the provision of guarantees or indemnities in excess of US$250 million;

12	Approval of the settlement of litigation for amounts in excess of US$250 million;

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13	Approval of tax matters where the value of settlement is in excess of US$250 million;

14	In respect of Treasury policies, entry into loans from third parties or banking facilities in excess of US$250 million;

15	Ratification of the Country Approval lists of the Group, which designates countries as either approved, high-risk, excluded, or unapproved;

16	In respect of long-term marketing activities in approved countries, approval of commitments in excess of US$250 million (threshold reduces to US$100 million in designated high-risk countries, and to US$50 million in new geographies);

17	Approval of capital projects, Stay in Business (‘SIB’) and other capital commitments in excess of US$250 million (i.e. where the cumulative spend including the current request is in excess of US$250 million);

18	Approval of purchase and infrastructure commitments exceeding US$250 million, which relate to the establishment or development of a capital project, SIB or other capital commitment (unless the purchase and infrastructure commitments have been specifically approved as part of the project);

19	For expenditure previously approved by the Board, approval of material scope changes and cost overruns in excess of 10% above the approved expenditure (either in local currency or US$);

20	Approval of final or binding contracts relating to acquisitions, disposals or joint ventures exceeding US$250 million. For acquisitions or joint ventures in new geographies or in new areas of business, this reduces to US$25 million;

21	Approval of unbudgeted study costs or exploration expenditure exceeding US$25 million;

22	Approval of operational activities (including study or exploration activities) in new geographies or new areas of business exceeding US$25 million;

Shareholder Communications

23	Convening of meetings of shareholders of the Company and approval of resolutions and corresponding documentation to be submitted to those meetings;

24	Approval of all circulars, prospectuses and listing particulars or other document requiring to be approved by or filed with a stock exchange on which the Company’s securities are listed (other than routine announcements or filings);

25	Recommendation to shareholders for adoption of any proposed changes to the Articles;

26	Recommendation to shareholders for adoption of any new employee share plan, and approval of any amendments to any existing employee share plan as recommended by the Remuneration Committee;

27	Recommendation to the shareholders for the appointment, removal or re-appointment of external auditor;

[OFFICIAL]

28	Approval of the allotment of shares and share buy backs (including the use of treasury shares) in respect of the Company, subject to the appropriate shareholder authorities;

Board membership and other appointments

29	Following recommendations from the Nomination Committee, changes to the structure, size and composition of the Board and its Committees;

30	Ensuring effective processes are in place for the succession of the Board, Chief Executive and other senior executives so as to maintain an appropriate balance of skills and experience within the Company’s senior leadership and on the Board;

31	Appointment or removal of all Directors, including selection of the Chairman, Chief Executive and Senior Independent Director, and chairs and membership of the Board’s Committees, following recommendations from the Nomination Committee;

32	Determining the role profiles for the Chairman, Chief Executive and Senior Independent Director;

33	Appointment or removal of the Group Company Secretary;

34	Endorse the appointment or removal of members of the Executive Leadership Team (“ELT”) or material amendments to the roles and responsibilities of ELT members, on receipt of recommendations from the Chief Executive;

Governance

35	Approval of the terms of reference for Board Committees and the ELT;

36	Determining the independence of Non-Executive Directors;

37	Determining the remuneration of Non-Executive Directors;

38	Receiving reports from Board Committees and on the views of key stakeholders;

39	Review of own performance and effectiveness, that of the Board Committees and individual directors and taking any necessary corrective action;

40	The appointment of the Company’s principal financial advisers and other responsible persons as may be required by applicable legislation;

41	The approval of any material amendment to the rules or management arrangements of any Company pension schemes or provident funds;

42	Approval of the Company’s policies regarding:

(i)	safety, health and environment;

(ii)	human rights and statement on modern slavery

(iii)	political donations;

(iv)	Code of Conduct; and

(v)	dealing in Company or Group securities;

[OFFICIAL]

Other Matters

43	Establishing any overseas branch of Anglo American plc or overseas shareholder register for Anglo American plc;

44	Approval of any matters that have significant financial, reputational, social or environmental implications for the Company or Group;

45	Approval of any amendments to these Matters Reserved.

Approved by the Board on 24 October 2019

As amended at December 2023

SCHEDULE II

ANGLO AMERICAN AUDIT COMMITTEE TERMS OF REFERENCE

See attached.

Anglo American plc

Audit Committee – Terms of Reference

1. Purpose

The Audit Committee (the “Committee”) is responsible for assisting the Board of Anglo American plc (the “Board”) with the independent review and oversight of the Company’s financial reporting process, the system of internal control, management of financial risks, and the audit process, including the nomination, oversight and compensation of the external auditors of the Anglo American Group (“Group”). The Audit Committee will also assist the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and the Group’s Code of Conduct.

2. Membership and Appointment

2.1.	The Committee shall consist of not less than three Directors appointed by the Board, on the recommendation of the Nomination Committee in consultation with the Chairman of the Committee, all of whom shall be independent non-executive Directors and shall exclude the Chairman of the Board.

2.2.	At least one member of the Committee shall have significant, recent and relevant financial experience and provision will be made for an induction programme and suitable ongoing training for all members of the Committee.

2.3.	The Board, on the recommendation of the Nomination Committee, shall appoint a Chairman of the Committee from the members of the Committee. In the absence of the Chairman of the Committee and/or an appointed deputy, the remaining members present shall elect one of their number present to chair the meeting.

2.4.	The Board shall have the power at any time to remove any members from the Committee and to fill any vacancies so created. The Board will, where possible, rotate the Chairmanship of the Committee and members of the Committee on a regular basis. Appointments to the Committee shall be for a period of up to three years extendable by no more than two additional three-year periods provided the director remains independent.

2.5.	The Company Secretary or its nominee shall be the Secretary of the Committee.

3. Reporting and Accountability

3.1.	The Chairman of the Committee shall formally meet with the Board at least three times per annum to account to the Board for the Committee’s work and make recommendations to the Board concerning the adoption of the annual and interim financial statements and any other matters arising from the responsibilities set out below.

3.2.	The Chairman (or, in his absence, an alternative member) of the Committee shall attend the Annual General Meeting to answer questions concerning matters falling within the ambit of the Committee’s responsibilities.

3.3.	The Committee’s roles and responsibilities and the actions taken by the Committee to discharge those responsibilities shall be disclosed in the annual report.

4. Remuneration

4.1	Having regard to the functions performed by the members of the Committee in addition to their functions as Directors and in relation to the activities of the Remuneration Committee and pursuant to the specific power conferred upon the Board by the Articles of Association of the Company, members of the Committee shall be paid such special remuneration in respect of their appointment as shall be fixed by the Board.

4.2	The Chairman of the Committee shall, in addition to his remuneration as member, receive a further sum as determined by the Board.

4.3	Special remuneration payable under this head shall be in addition to the annual and attendance fees payable to Directors.

4.4	The remuneration payable under the terms hereof shall accrue from day to day and shall be paid as soon as convenient after the end of each calendar quarter. The above fees shall be subject to review by the Board from time to time.

5. Authority of the Committee and Resources Available

The Committee, in carrying out its tasks under these terms of reference:

5.1	Shall have access to sufficient resources in order to carry out its duties, including access to the Company secretariat for assistance as required;

5.2	is authorised to investigate any activity within its terms of reference;

5.3	may consult with and seek any information or services it requires from any employee and all employees shall be required to co-operate with any request made by the Committee in the course of its duties; and

5.4	may obtain, at the Company’s expense, such outside legal or other independent professional advice both inside and outside of the Company considered necessary to perform its duties.

6. Responsibilities

The responsibilities of the Committee shall be:

6.1	to provide the Finance Director, the external auditors and the head of the internal audit function access to the Chairman of the Committee or any other member of the Committee as is required in relation to any matter falling within the remit of the Committee;

6.2	where there is an unresolved disagreement between the Board and the Committee, including the appointment, reappointment or removal of the external auditor appointment, the annual report should include a statement explaining the Committee’s recommendation why the Board has taken a different position;

6.3	to ensure oversight of internal and external audit activities;

6.4	to make whatever recommendations to the Board it deems appropriate on any area within its remit where action or improvement is needed;

6.5	to give due consideration to all relevant laws and regulations, the provisions of the UK Corporate Governance Code (the “Code”), the requirements of the FCA’s Listing Rules, Prospectus Rules and Disclosure Guidance and Transparency Rules and any other applicable rules, as appropriate;

6.6	to oversee any investigation of activities, which are within its terms of reference and act as a court of last resort;

6.7	to consider other relevant matters referred to it by the Board;

6.8	to conduct an annual review of the Committee’s work and these terms of reference and make recommendations to the Board in respect of which it considers that action or improvement is needed, to ensure that the Committee is operating at maximum effectiveness;

Financial Statements

6.9	to monitor the integrity of the annual and interim financial statements, the accompanying reports to shareholders, including the operating and financial review, and corporate governance statements relating to audit and risk management, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public (including reviewing significant financial reporting judgements contained in them), before submission to the Board;

6.10	where, following its review, the Committee is not satisfied with any aspect of the proposed financial reporting by the Company, to report its views to the Board;

Risk Management and Internal Control

6.11	to review and monitor the effectiveness and integrity of the Company’s financial reporting, controls over financial reporting and internal control and risk management systems. The review shall cover all material controls, including financial, operational and compliance controls.

6.12	to review and approve the effectiveness of the process for identifying, assessing and reporting all principal, catastrophic and emerging risks (including the process undertaken by the Sustainability Committee to identify and assess catastrophic safety, health, environmental and technical risks) and significant business risks as well as the management of those risks by the Company and make recommendations to the Board as appropriate;

6.13	to review the disclosure statement to shareholders on risk management and internal control and make recommendations to the Board as appropriate;

External Audit

6.14	to oversee the Company’s relations with the external auditors;

6.15	to make recommendations to the Board (for them to put to the shareholders for their approval in general meeting) on the appointment, retention and removal of the external auditors, and if the Board does not accept the recommendation, include in the directors’ report a statement from the Committee explaining its recommendation and the reasons why the Board has taken a different position;

6.16	to conduct the process for tender, rotation, selection, and where applicable, dismissal of the external auditors;

6.17	to review at least annually the independence, effectiveness and objectivity of the external auditors including an assessment of the auditors’ qualifications, expertise and resources taking into account relevant UK professional and regulatory requirements;

6.18	to ensure that the lead engagement partner within the appointed audit firm is rotated from time to time and to appoint the lead engagement partner.

6.19	at the start of each annual audit cycle, to ensure that appropriate plans are in place for the audit;

6.20	to oversee the nature and scope of the audit engagement and to approve the proposed audit fees and engagement letter;

6.21	to develop and implement the Company’s formal policy on the engagement of the external auditors for the provision of non-audit services (ensuring the prior approval of non-audit services and considering the impact this may have on independence), details of which are to be provided in the annual report, taking into account relevant regulations and ethical guidance regarding the provision of non-audit services by the external audit firm;

Internal Audit

6.22	to review and approve the role and mandate of internal audit, monitor and review the effectiveness of its work, and annually approve the internal audit charter ensuring it is appropriate for the current needs of the organisation;

6.23	to consider whether the mandate, organisation, resourcing and standing of the internal audit function are appropriate to enable the Committee to meet its objectives;

6.24	to review internal audit’s conclusions with regard to risk management and internal control, financial reporting, corporate governance and significant investigations;

6.25	to review the adequacy of corrective action taken in response to significant internal audit findings;

6.26	to approve the appointment or termination of appointment of the head of internal audit;

Ethics, Business Integrity and Whistleblowing

6.27	to review and monitor the effectiveness of the Code of Conduct implementation and review any statements on ethical standards for the Company;

6.28	to review significant instances of behaviour which stand in conflict with the Code of Conduct; and

6.29	to review and monitor the effectiveness of the company’s arrangements to counter the risk of bribery and corruption.

6.30	to review the Company’s arrangements and procedures for its employees, contractors and external parties to raise concerns, in confidence, about possible wrongdoing in matters of financial reporting, fraud, bribery, corruption or other matters and to ensure the arrangements and procedures allow for proportionate and independent investigation of such matters and appropriate follow up action.

The Committee will not be responsible for:

6.31	supervising the performance of executives; or

6.32	becoming involved in day-to-day operations, management functions or decision-making.

7. Activities of the Committee

7.1	The Committee in carrying out its duties under these terms of reference will have due regard to the principles of governance and code of best practice of the Code.

7.2	In discharging its responsibilities, the Committee will:

Financial Statements

7.2.1	focus particularly on:

i.	the quality of financial reporting and ensure that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy and whether it informs the Board’s statement in the annual report on these matters that is required under the Code

ii.	critical accounting policies and practices, including the consistency of accounting policies both on a year to year basis and across the Group, and any changes to them
iii.	major financial reporting issues and judgmental areas
iv.	the extent to which the financial statements are affected by any unusual transactions in the year and how they are disclosed
v.	the propriety of major adjustments processed at year-end
vi.	significant adjustments resulting from the audit
vii.	the going concern assumption
viii.	capital adequacy
ix.	compliance with accounting standards, local and international
x.	compliance with Stock Exchange and legal requirements
xi.	clarity and completeness of disclosures
xii.	the Viability Statement

Risk Management and Internal Control

7.2.2	ensure that the external auditors report on the internal control environment is reported to the Directors;

7.2.3	review the six monthly Integrated Risk Management reports as submitted to the Committee.

7.2.4	receive verbal reports from senior management in the business units or functions on key risks and plans for mitigation.

External Audit

7.2.5	consider whether the scope of the auditors’ work is sufficient and the auditors are being fairly remunerated to ensure the provision of a quality service;

7.2.6	meet with the external auditors at least twice a year, once at the planning stage, where the scope of the audit will be considered, and once at the reporting stage;

7.2.7	discuss problems and reservations arising from the audit, and any matters the auditor may wish to discuss (where requested by the Committee, in the absence of executive Directors and any other person who is not a member of the Committee);

7.2.8	review the external auditors’ proposed audit opinion;

7.2.9	review the external auditors’ management letter and management’s response;

7.2.10	facilitate the resolution of any difference between management and the auditor regarding financial reporting;

7.2.11	where the external auditor also supplies non-audit services to the Company, keep the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money;

7.2.12	review the disclosure details, for inclusion in the annual report, pertaining to the extent and nature of audit and non-audit services, auditor objectivity and how the auditor’s objectivity is safeguarded;

7.2.13	at the end of the annual audit cycle, review the effectiveness of the audit process;

7.2.14	review the Company’s Policy on Auditor Independence and consider the disclosure thereon for inclusion in the annual report;

Internal Audit

7.2.15	consider significant difficulties encountered during the course of an audit, including restrictions on audit scope;

7.2.16	review reports produced by, and significant differences of opinion between management and the internal audit function;

7.2.17	consider the appointment, dismissal or re-assignment of the head of the internal audit function;

7.2.18	review co-ordination between the internal audit function and the external auditors; and

7.2.19	consider the assurance framework and internal audit plan

Ethics

7.2.20	review significant cases of employee conflicts of interest, misconduct or fraud, bribery, corruption or any other unethical activity by employees or the Company.

8. Meetings - Frequency and Quorum

8.1	Meetings of the Committee shall be held as frequently as the Committee Chairman, in consultation with the Company Secretary, considers appropriate but it shall normally meet not less than three times a year. Sufficient time should be allowed to enable the Committee to undertake as full a discussion as may be required and a sufficient interval should be allowed between Committee meetings and Board meetings to allow for the Committee to undertake such work as is necessary in preparation for each Board meeting. Further meetings may be called by the Board or any member thereof, including all members of the Committee, the external auditors, and the head of internal audit to keep in touch on a continuing basis with the key people involved in the Company’s governance.

8.2	Meetings will be arranged to tie in with the publication of the Company’s financial statements.

8.3	The Committee shall ensure that there are arrangements in place for the Committee to hold meetings, at least annually, where the external and internal auditors attend without management present to discuss matters within the remit of the audit committee and issues arising from the audit.

8.4	The quorum for decisions of the Committee shall be any two members present throughout the meeting.

8.5	No invited attendee shall have a vote at the meetings of the Committee.

9. Meetings - Attendance

9.1.	The Committee:

9.1.1	may, even though no one other than the Committee members is entitled to be present at a meeting of the Committee, invite other Board members and executives to attend and be heard at the meetings of the Committee;

9.1.2	shall normally invite the Finance Director, managers responsible for finance, the head of internal audit and the external audit partners to attend meetings and to make proposals as necessary;

9.1.3	may require other employees of the Company to attend meetings or parts of meetings; and

9.1.4	may secure the attendance of external professional advisers at its meetings in order to perform its duties.

10.	Proceedings

10.1	Unless varied by these terms of reference, meetings and proceedings of the Committee will be governed by the Company’s Articles of Association regulating the meetings and proceedings of Directors.

10.2	Normally not less than 72 hours’ notice of a meeting will be given of a meeting of the Committee to each member of the Committee, any other person required to attend and all other non-executive directors. Such notice will include the agenda and any supporting papers and be provided in a timely manner to enable full and proper consideration.

10.3	Minutes of meetings shall be taken by the Secretary of the Committee and shall be reviewed and approved by the members of the Committee.

10.4	The minutes of all meetings of the Committee, or summaries thereof, shall be circulated promptly to all members of the Committee and to the Chairman and all members of the Board and in any case, submitted to the Board as soon as possible. The agenda for each such Board Meeting shall provide an opportunity for the Chairman of the Committee to report on any matters of importance.

10.5	The Secretary of the Committee shall ascertain, at the beginning of each meeting, the existence of any conflicts of interest and minute them accordingly.

Approved by the Board of Anglo American plc on 25 April 2023

APPENDIX “I”
INFORMATION CONCERNING ANGLO TECK

The following information about Anglo Teck following completion of the Merger should be read in conjunction with documents incorporated by reference in this Information Circular and the information concerning Teck and Anglo American plc, as applicable, appearing elsewhere in this Information Circular. See “Appendix G – Information Concerning Teck” and “Appendix H – Information Concerning Anglo American”. Information included in this section under the headings “Selected Pro Forma Financial Information of the Combined Company” pertaining to Teck and Anglo American plc, as applicable, has been furnished by Teck and Anglo American plc, respectively. With respect to such information, the Teck Board has relied exclusively upon Anglo American plc, without independent verification by Teck.

See “Information Circular – Forward-Looking Statements” and “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”.

Corporate Structure

On completion of the Merger, Anglo Teck plc will continue to be a company incorporated under and governed by the laws of England and Wales and will retain Anglo American’s residency tax status and ExchangeCo and Teck will continue to be companies governed by the CBCA. After giving effect to the Merger, Anglo Teck plc will indirectly own all of the outstanding Teck Shares, and Anglo American’s and Teck’s respective Subsidiaries will be direct or indirect Subsidiaries of Anglo Teck plc.

Business of the Combined Company

Following completion of the Merger, the Anglo Teck Group will be a global mining leader headquartered in Canada and will hold an industry-leading portfolio of producing operations, including six (6) world-class copper assets, alongside high-quality premium iron ore and zinc businesses. Anglo Teck will be one of the world’s largest copper producers and will benefit from some of the world’s highest quality copper endowments, with major brownfield and greenfield copper development projects located in attractive and well-established mining jurisdictions, to further grow the business. Anglo Teck will also retain growth optionality across its wider product portfolio, including in premium iron ore, zinc and crop nutrients. For a description of Teck and Anglo American plc’s existing businesses see “Appendix G – Information Concerning Teck” and “Appendix H – Information Concerning Anglo American”.

Synergies

The Teck Board, having reviewed the potential synergies of the Merger, and taking into account the factors it can influence, believes the Merger will result in pre-tax recurring annual synergies of approximately $800 million and an additional $1.4 billion (on a 100% basis) of Underlying EBITDA revenue synergies between the adjacent Collahuasi and Quebrada Blanca operations on an average pre-tax annual basis from 2030–2049. For purposes of quantification, synergies have been estimated for the period 2030–2049 but are expected to continue beyond this period.

Recurring Synergies

Pre-tax recurring annual synergies ($800 million) are expected to be realised by the end of the fourth (4th) year following completion of the Merger (with approximately $775 million expected to be realised by the end of the third (3rd) year following completion of the Merger), derived from the following areas:

•	Anglo Teck Board and head-office (approximately $60 million): synergies are expected to be driven by de-duplication and rationalisation of the Anglo Teck Board, executive leadership and other costs associated with a listed company

•	Corporate and business overheads (approximately $150 million): expected to be generated from consolidation, de-duplication and operating model alignment of overlapping functions and capabilities;

•	Procurement (approximately $490 million): expected to be generated from direct and indirect procurement cost synergies across Anglo Teck, which are expected to be driven by scale economies and consolidation and rationalisation of overlapping spend categories and suppliers (of which approximately $110 million relates to recurring capital expenditure synergies); and

•	Marketing revenue (approximately $100 million): expected to be generated by alignment of operating models and leveraging marketing and trading best practice capability within Anglo Teck.

The Teck Board expects the realisation of these recurring synergies will require estimated one-off cash costs of approximately $700 million incurred in the first three (3) years following completion of the Merger.

Long-Term Operational Synergies

$1.4 billion (100% basis) Underlying EBITDA revenue synergies are expected between the adjacent Collahuasi and Quebrada Blanca operations on an average pre-tax annual basis from 2030–2049. This is expected to be realised through operational integration and optimisation of Collahuasi and Quebrada Blanca, which will enhance operational flexibility and enable accelerated and increased processing of higher-grade ore from Collahuasi. For purposes of quantification, synergies have been estimated for the period 2030–2049 but are expected to continue beyond this period.

The Teck Board expects the realisation of these long-term operational synergies will require estimated net one-off cash costs of approximately $1.9 billion incurred in the first four (4) years following completion of the Merger.

In addition to the expected synergies quantified above, the Teck Board expects that the Merger will generate incremental revenue growth which has not been quantified at this stage.

One-Off Cash Synergy

In addition to the synergies quantified above, the Teck Board expects that the Merger will be able to realise a one-off cash synergy of at least $200 million as a result of alignment of best practice and improved working capital management relating to inventory and payables within Anglo Teck.

It is anticipated that this one-off cash synergy will be achieved within the first three (3) years following completion of the Merger and the Teck Board does not expect that any one-off costs in connection with realising the expected synergies will be material.

Qualified Identified Synergies

Potential areas of dis-synergy expected to arise in connection with the Merger have been considered and were determined by the Teck Board to be immaterial for the analysis in relation to all of the synergies quantified above.

All of the quantified identified synergies are expected to accrue as a direct result of, and are contingent on, the Merger and would not be achieved independently on a standalone basis, reflecting both the beneficial elements and relevant costs.

Bases of Belief, Assumptions and Sources

Following initial discussion regarding the Merger, the respective management teams of Anglo American plc and Teck have worked collaboratively to identify, challenge and quantify potential synergies as well as the potential costs to achieving, and timing of, such synergies. The assessment and quantification of potential synergies have been informed by the industry expertise and knowledge of the respective management teams of Anglo American plc and Teck. The synergy assumptions have been risk adjusted.

The Board has, in addition, made the following assumptions:

•	There will be no material change to macroeconomic, political, inflationary, regulatory or legal conditions in the markets or regions in which Anglo American plc or Teck operate that will materially impact on the implementation or costs to achieve the proposed synergies;

•	There will be no material change in current foreign exchange rates, interest rates or accounting standards;

•	There will be no change to previously announced divestment and cost saving programmes from both Anglo American plc and Teck's existing businesses;

•	Expected revenue synergies are stated on an Underlying EBITDA basis;

•	Expected synergies and one-off costs are presented on a consolidated 100% basis, pre-attribution to non-controlling interests or Collahuasi and Quebrada Blanca joint venture partners:

o	Collahuasi and Quebrada Blanca: Anglo American plc and Teck combined 52% share (being 60% of Quebrada Blanca's assumed 50% share of the total synergy, plus 44% of Collahuasi's assumed 50% share of the total synergy) of approximately $0.7 billion of Underlying EBITDA;

o	Expected recurring synergies: Synergies attributable to non-controlling interests equates to approximately $100 million; and

o	Expected one-off cash synergies: Synergies attributable to non-controlling interests equates to approximately $80 million; and

•	Long-term operational synergies are dependent upon agreement with joint venture partners, as well as relevant permits and approvals.

Corporate Offices

The Anglo Teck Group’s global headquarters will be in Vancouver, Canada (expected to be located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3) where the CEO, Deputy CEO and CFO and a significant majority of the senior executive team will be based. Anglo Teck will also retain corporate offices in London, United Kingdom and Johannesburg, South Africa. For additional information regarding the executive directors and executive officers of Anglo Teck, see “Executive Directors and Executive Officers”.

Combined Reserves and Resources

Following the completion of the Merger, the reserves and resources of Anglo Teck will be the existing reserves and resources of Anglo American plc and Teck on a combined basis. For additional information regarding the current reserves and resources of Teck and Anglo American plc, respectively, see “Appendix G – Information Concerning Teck” and “Appendix H – Information Concerning Anglo American”.

Technical Reports

Set out below is a list of the properties that will be material to Anglo Teck after giving effect to the Merger:

•	Collahuasi;

•	Quebrada Blanca;

•	Quellaveco;

•	Antamina;

•	Highland Valley Copper;

•	Minas-Rio; and

•	Red Dog.

Information regarding properties that are currently material to Teck but will not be material to Anglo Teck after giving effect to the Merger are contained in the Teck AIF.

For further information regarding the Highland Valley, Antamina, Red Dog Mine and Quebrada Blanca properties, see the following technical reports filed under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca: (a) NI 43-101 Technical Report Teck Highland Valley Copper; July 1, 2025; (b) NI 43-101 Technical Report on Antamina Mining Operation, Peru; December 31, 2024; (c) NI 43-101 Technical Report, Red Dog Mine, Alaska, USA; February 21, 2017; and (d) NI 43-101 Technical Report on the Quebrada Blanca Operations, Región de Tarapacá, Chile; December 31, 2023.

For further information regarding the Collahuasi, Minas-Rio and Quellaveco properties, see the following technical reports that will be filed under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca: (a) NI 43-101 Technical Report, Collahuasi Copper Mine, Tarapacá Region, Chile; November 3, 2025; (b) Minas Rio NI 43-101 Technical Report; November 3, 2025; and (c) NI 43-101 Technical Report – Quellaveco Property; November 3,2025.

Selected Anglo Teck Pro Forma Non-GAAP Financial Measures

The following is a summary of certain selected pro forma non-GAAP financial measures of Anglo Teck after giving effect to the Merger, as if the Merger had occurred on January 1, 2024 (in respect of Anglo Teck pro forma Underlying EBITDA) or June 30, 2025 (in respect of Anglo Teck pro forma Net Debt). These measures are not recognized under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar financial measures and ratios reported by other issuers. The following is a summary only and must be read in conjunction with the unaudited pro forma condensed combined financial statements of Anglo Teck and accompanying notes set out in “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”, with respect to which, for the financial information of Anglo American plc, the Teck Board has relied exclusively upon Anglo American plc, without independent verification by Teck, as well as the audited consolidated financial statements of Anglo American plc and Teck, respectively, as of and for the year ended December 31, 2024, the unaudited interim condensed consolidated financial statements of Anglo American plc as at and for the six-months ended June 30, 2025, which are incorporated by reference herein, and the unaudited condensed interim consolidated financial statements of Teck as at and for the three- and six-months ended June 30, 2025, which are available under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca.

The summary of selected Anglo Teck pro forma non-GAAP financial measures has been prepared for illustrative purposes only and does not represent actual financial position or results and does not purport to represent what earnings actually would have been in the applicable periods referenced below or the results expected for any future periods. See “Information Circular – Forward-Looking Statements”, “Information Circular - Use of Non-GAAP Financial Measures and Ratios” and Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”.

Anglo Teck Pro Forma Underlying EBITDA

Underlying EBITDA is a non-GAAP measure reported and defined by Anglo American plc as Underlying EBIT before depreciation and amortization and includes Anglo Teck’s attributable share of associates’ and joint ventures’ Underlying EBIT before depreciation and amortization. Underlying EBIT is Operating profit/(loss) from continuing operations presented before special items and remeasurements and includes Anglo Teck’s attributable share of associates’ and joint ventures’ Underlying EBIT. Underlying EBIT of associates and joint ventures is Anglo Teck’s attributable share of associates’ and joint ventures’ revenue less operating costs before special items and remeasurements of associates and joint ventures.

Anglo American plc defines special items as those items of financial performance that, due to their size and nature, Anglo American plc believes should be separately disclosed on the face of the income statement. Re-measurements are items that are excluded from underlying earnings in order to reverse timing differences in the recognition of gains and losses in the income statement in relation to transactions that, whilst economically linked, are subject to different accounting measurement or recognition criteria. These are excluded from Underlying EBITDA.

Teck’s adjusted EBITDA is a non-GAAP measure defined as EBITDA before the pre-tax effect of certain adjustments that are made to adjusted profit from continuing operations attributable to shareholders. These adjustments relate to transactions that reflect measurement changes on the balance sheet or are not indicative of normal operating activities.

Below is a reconciliation from the reported adjusted EBITDA of Teck and the reported Underlying EBITDA of Anglo American to the pro forma Underlying EBITDA of Anglo Teck for both: (a) the year ended December 31, 2024; and (b) and the six-months ended June 30, 2025. The pro forma non-GAAP measures do not reflect any anticipated revenue enhancements, costs savings, or operating synergies or dis-synergies that Anglo Teck may achieve or incur as a result of the Merger. The below reconciliation should be read in conjunction with the audited consolidated financial statements of Anglo American plc and Teck, respectively, as of and for the year ended December 31, 2024, and the unaudited interim condensed consolidated financial statements of Anglo American plc and the unaudited condensed interim consolidated financial statements of Teck as at and for the three- and six-months ended June 30, 2025.

Purchase price allocation adjustments of $534 million reflecting the subsequent impacts of the fair value adjustment to inventories, assuming this inventory was sold in the year of the Merger and transaction costs associated with the Merger of $160 million incurred by Anglo American are treated as special items under Anglo American’s policy and therefore do not impact the pro forma Underlying EBITDA.

US$ millions	Year ended December 31, 2024	Six months ended June 30, 2025
Teck adjusted EBITDA (as reported in CAD$)	2,933	1,649
Teck adjusted EBITDA (as reported and converted to US$)	2,141	1,170
Alignment to Anglo American plc’s 'special items and remeasurements' definition[1]	(180)	(60)
EBITDA impact of accounting policy alignment to Anglo American plc	(85)	(7)
Teck Underlying EBITDA	1,876	1,103
Anglo American Underlying EBITDA (as reported)[2]	8,460	2,955
Anglo Teck Pro forma Underlying EBITDA	10,336	4,058

Notes

(1)	Teck’s adjusted EBITDA includes certain items totalling $180 million for the year ended December 31, 2024 and $60 million for the six-months ended June 30, 2025, which have been adjusted to calculate Teck’s Underlying EBITDA aligned with Anglo American plc’s policy. These include share based compensation costs and inventory write downs together with other items that although special in nature fall below Anglo American plc’s quantitative thresholds for adjustment.

(2)	For the six-months ended June 30, 2025 Underlying EBITDA as reported is only in respect of continuing operations. For the consolidated financial statements for the year ended December 31, 2024, all operations were presented as continuing.

The following table sets out the reconciliation from the pro forma condensed combined income statements to Anglo Teck pro forma Underlying EBITDA. The pro forma non-GAAP measures do not reflect any anticipated revenue enhancements, costs savings, or operating synergies or dis-synergies that Anglo Teck may achieve or incur as a result of the Merger. The following table should be read in conjunction with the audited consolidated financial statements of Anglo American plc and Teck, respectively, as of and for the year ended December 31, 2024, and the unaudited interim condensed consolidated financial statements of Anglo American plc as of and for the six-month period ended June 30, 2025 and the unaudited condensed interim consolidated financial statements of Teck as at and for the three- and six-months ended June 30, 2025.

US$ millions	Year ended December 31, 2024	Six months ended June 30, 2025
Anglo Teck Pro forma (loss)/profit before net finance costs and tax	(1,105)	2,322
Depreciation and amortization[1]	4,435	1,690
Underlying EBIT from Associates and Joint Ventures[2]	272	(14)
Net income from associates and joint ventures[3]	(136)	(10)
Special items[4]	6,132	48
Pro forma adjustments[5]	738	22
Anglo Teck Pro forma Underlying EBITDA	10,336	4,058

Notes

(1)	For the year ended December 31, 2024, comprised of $3,175 million as reported by Anglo American plc and $1,260 million as reported by Teck in Canadian dollars and converted to U.S. dollars. For the six-months ended June 30, 2025, comprised of $1,130 million as reported by Anglo American plc and $560 million as reported by Teck in Canadian dollars and converted to U.S. dollars.

(2)	For the year ended December 31, 2024, comprised of $273 million underlying EBIT as reported by Anglo American plc and $1 million underlying EBIT loss as reported by Teck in Canadian dollars and converted to U.S. dollars. For the six-months ended June 30, 2025, comprised of $13 million underlying EBIT loss as reported by Anglo American plc and $1 million underlying EBIT loss as reported by Teck in Canadian dollars and converted to U.S. dollars.

(3)	For the year ended December 31, 2024, comprised of $134 Net income from Associates and Joint Ventures as reported by Anglo American plc and $2 million Net income from Associates and Joint Ventures as reported by Teck in Canadian dollars and converted to U.S. dollars. For the six-months ended June 30, 2025, comprised of $8 million Net income from Associates and Joint Ventures as reported by Anglo American plc and $2 million Net income from Associates and Joint Ventures, as reported by Teck in Canadian dollars and converted to U.S. dollars.

(4)	For the year ended December 31, 2024, comprised of $5,319 million as reported by Anglo American plc and Teck amounts of $813 million (CAD$1,111 million) comprised of impairment charges of $770 million (CAD$1,053 million), unrealised gains on commodity derivatives of $65 million (CAD$90 million) and other items $108 million (CAD$148 million) in the adjusted EBITDA reconciliation in Teck’s Management Discussion & Analysis for the year ended December 31, 2024 that would qualify as special items or remeasurements under the Anglo American plc definition. For the six-months ended June 30, 2025, comprised of $130 million as reported by Anglo American plc, comprised of restructuring and other items, offset by a Teck gain of $82 million (CAD$116 million) comprised of unrealised gains on commodity derivatives of $23 million (CAD$32 million) and other items $59 million (CAD$84 million) in the adjusted EBITDA reconciliation in Teck’s Management Discussion & Analysis for the three- and six-months ended June 30, 2025 that would qualify as special items or remeasurements under the Anglo American plc definition.

(5)	For the year ended December 31, 2024, comprised of the reversal of the $534 million adjustment reflecting the subsequent impacts of the fair value adjustment to inventories, assuming this inventory was sold in the year of the Merger, $160 million of transaction costs treated as special items and the reversal of the additional depreciation charge of $44 million on the fair value adjustment to Property Plant and Equipment. For the six-months ended June 30, 2025 the adjustment represents the reversal of the additional depreciation charge of $22 million on the fair value adjustment to Property Plant and Equipment.

(6)	The Teck consolidated income statement and amounts used to calculated Underlying EBITDA have been converted to U.S. dollars using an average rate of 1.3698 and 1.4094 USD/CAD for the periods ended December 31, 2024 and June 30, 2025 respectively.

See “Information Circular - Use of Non-GAAP Financial Measures and Ratios” and Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”.

Anglo Teck Pro Forma Net Debt

Net Debt is a non-GAAP measure reported and defined by Anglo American plc as total borrowings less variable vessel lease contracts that are priced with reference to a freight index, and cash and cash equivalents (including derivatives that provide an economic hedge of net debt, but excluding the impact of the debt valuation adjustment on these derivatives). Anglo American plc’s definition of debt includes shareholder loans, which for the Anglo Teck Group was $5,271 million as at June 30, 2025.

Below is the reconciliation of pro forma Net Debt of Anglo Teck as at June 30, 2025 from financial information contained within Anglo Teck plc’s unaudited pro forma condensed combined financial statements as at June 30, 2025, and reflects the effect of the payment by Anglo American plc of the $4.5 billion Anglo Special Dividend that is payable to Anglo Shareholders subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement.

The pro forma non-GAAP measures do not reflect any anticipated revenue enhancements, costs savings, or operating synergies or dis-synergies that Anglo Teck may achieve or incur as a result of the Merger. In addition, in the case of pro forma net debt, the benefit of Anglo American’s sell down of its residual stake in Valterra Platinum on September 3, 2025 that raised approximately $2,500 million in cash proceeds is not reflected and similarly, the expected benefit of future proceeds from the remaining Anglo American portfolio divestments are not reflected.

US$ millions	As at June 30, 2025
Anglo Teck Pro forma Net Debt
Cash and cash equivalents[1]	4,629
Short-term borrowings[1]	(2,306)
Medium and long-term borrowings	(21,729)
Removal of variable vessel leases	257
Derivatives hedging net debt	161
Pro forma Net Debt	(18,988)
Pro forma Net Debt (excluding Shareholder Loans)	(13,717)

Notes

(1)	Short term borrowings include bank overdrafts of $14 million which are included in cash and cash equivalents for Pro Forma Net debt calculation in line with Anglo American’s definition.

Selected Pro Forma Financial Information of Anglo Teck

The following is a summary of selected pro forma financial information for Anglo Teck for the year ended December 31, 2024 and the six-month period ended June 30, 2025, after giving effect to the Merger, as if the Merger had occurred on January 1, 2024 (in respect of the pro forma condensed combined income statement) or June 30, 2025 (in respect of the pro forma condensed combined balance sheet). The following is a summary only and must be read in conjunction with the unaudited pro forma condensed combined financial statements of Anglo Teck and accompanying notes set out in “Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”, with respect to which, for the financial information of Anglo American plc, the Teck Board has relied exclusively upon Anglo American plc, without independent verification by Teck.

The summary of selected pro forma financial information has been prepared for illustrative purposes only and does not represent actual financial position or results and does not purport to represent what earnings actually would have been if the Merger had occurred on January 1, 2024 (in respect of the pro forma condensed combined income statement) or June 30, 2025 (in respect of the pro forma condensed combined balance sheet) or the results expected for any future periods. See “Information Circular – Forward-Looking Statements”.

Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2024 (Unaudited)

			Pro Forma Adjustments
	Anglo American plc	Teck Resources Limited, presentation alignment	Accounting policy alignment	Note	Purchase price allocation adjustments	Note	Other transaction related adjustments	Note	Anglo Teck plc pro forma total
US$ millions		Note 2	Note 3		Note 4		Note 5
Continuing operations
Revenue	27,290	6,683	-		-		(11)	5(a)	33,962
Operating costs	(27,518)	(6,752)	(85)	3(a,b)	(578)	4(a)	11	5(a)	(34,922)
Operating profit	(228)	(69)	(85)		(578)		-		(960)
Non-operating special items	(79)	(42)	-		-		(160)	5(b)	(281)
Net income/(loss) from associates and joint ventures	134	2	-		-		-		136
(Loss) before net finance costs and tax	(173)	(109)	(85)		(578)		(160)		(1,105)
Investment income	426	171	-		-		(197)	5(c)	400
Interest expense	(1,172)	(696)	-		(8)	4(b)	-		(1,876)
Other net financing (losses)/gains	(5)	109	-		-		-		104
Net finance costs	(751)	(416)	-		(8)		(197)		(1,372)
(Loss) before tax	(924)	(525)	(85)		(586)		(357)		(2,477)
Income tax (expense)/credit	(1,864)	(150)	30	3(c)	209	4(c)	-		(1,775)
Loss for the financial period from continuing operations	(2,788)	(675)	(55)		(377)		(357)		(4,252)
Profit for the financial period from discontinued operations	-	880	-		-		-		880
(Loss)/profit for the year	(2,788)	205	(55)		(377)		(357)		(3,372)
Attributable to:
Non-controlling interests	280	(90)	(7)	3(d)	-		-		183
Equity shareholders of the Company	(3,068)	295	(48)		(377)		(357)		(3,555)
Earnings/(loss) per share (US$) - Note 6
Basic	(2.53)	0.58							(1.79)
Diluted	(2.53)	0.58							(1.78)

Pro Forma Condensed Combined Income Statement

For six-months ended June 30, 2025 (Unaudited)

			Pro Forma Adjustments
	Anglo American plc	Teck Resources Limited, presentation alignment	Accounting policy alignment	Note	Purchase price allocation adjustments	Note	Other transaction related adjustments	Note	Anglo Teck plc pro forma total
US$ millions		Note 2	Note 3		Note 4		Note 5
Continuing operations
Revenue	8,954	3,123	-		-		(5)	5(d)	12,072
Operating costs	(7,217)	(2,490)	(7)	3(a, b)	(22)	4(d)	5	5(d)	(9,731)
Operating profit/(loss)	1,737	633	(7)		(22)		-		2,341
Non-operating special items	(29)	-	-		-		-		(29)
Net income from associates and joint ventures	8	2	-		-		-		10
Profit/(loss) before net finance costs and tax	1,716	635	(7)		(22)		-		2,322
Investment income	179	113	-		-		(116)	5(e)	176
Interest expense	(428)	(321)	-		(4)	4(e)	-		(753)
Other net financing (losses)/gains	(11)	(18)	-		-		-		(29)
Net finance costs	(260)	(226)	-		(4)		(116)		(606)
Profit/(loss) before tax	1,456	409	(7)		(26)		(116)		1,716
Income tax (expense)/credit	(551)	(114)	2	3(c)	9	4(f)	-		(654)
Profit/(loss) for the financial period from continuing operations	905	295	(5)		(17)		(116)		1,062
Loss for the financial period from discontinued operations	(2,274)	-	-		-		-		(2,274)
(Loss)/profit for the financial period	(1,369)	295	(5)		(17)		(116)		(1,212)
Attributable to:
Non-controlling interests	510	(115)	(2)	3(d)	-		-		393
Equity shareholders of the Company	(1,879)	410	(3)		(17)		(116)		(1,605)
Earnings/(loss) per share (US$) - Note 6
Basic	(1.58)	1.15							(0.83)
Diluted	(1.58)	1.15							(0.83)

Pro Forma Condensed Combined Balance Sheet

June 30, 2025 (Unaudited)

		Pro Forma Adjustments
	Anglo American plc	Teck Resources Limited, presentation alignment	Purchase price allocation adjustments	Note	Other transaction related adjustments	Note	Anglo Teck plc pro forma total
US$ millions		Note 2	Note 4		Note 5
Assets
Non-current assets
Intangible assets	841	443	(307)	4(g)	-		977
Property, plant and equipment	34,687	21,404	2,212	4(h)	-		58,303
Environmental rehabilitation trusts	100	-	-		-		100
Investments in associates and joint ventures	529	880	-		-		1,409
Financial asset investments	262	443	-		-		705
Inventories	664	235	-		-		899
Trade and other receivables	373	-	-		-		373
Deferred tax assets	345	548	-		-		893
Derivative financial assets	503	153	-		-		656
Pension asset surplus and other non-current assets	345	269	-		-		614
Total non-current assets	38,649	24,375	1,905		-		64,929
Current assets
Inventories	3,152	2,081	534	4(i)	-		5,767
Trade and trade receivables	2,960	1,386	-		-		4,346
Current tax assets	182	131	-		-		313
Derivative financial assets	61	15	-		-		76
Financial asset investments	2,330	11	-		-		2,341
Cash and cash equivalents	5,809	3,494	-		(4,660)	5(f)	4,643
Total current assets	14,494	7,118	534		(4,660)		17,486
Assets classified as held for sale	4,129	-	-		-		4,129
Total assets	57,272	31,493	2,439		(4,660)		86,544
Liabilities
Current liabilities
Trade and other payables	(3,901)	(1,427)	-		-		(5,328)
Short term borrowings	(1,926)	(394)	-		-		(2,320)
Provisions for liabilities and charges	(829)	(130)	-		-		(959)
Current tax liabilities	(151)	(42)	-		-		(193)
Derivative financial liabilities	(51)	(58)	-		-		(109)
Total current liabilities	(6,858)	(2,051)	-		-		(8,909)
Non-current liabilities
Trade and other payables	(190)	(646)	-		-		(836)
Medium and long-term borrowings	(15,065)	(6,512)	(152)	4(j)	-		(21,729)
Royalty liability	(511)	-	-		-		(511)
Retirement benefit obligations	(534)	(269)	-		-		(803)
Deferred tax liabilities	(4,653)	(1,697)	(922)	4(k)	-		(7,272)
Derivative financial liabilities	(339)	(12)	-		-		(351)
Provisions for liabilities and charges	(2,339)	(1,725)	-		-		(4,064)
Total non-current liabilities	(23,631)	(10,861)	(1,074)		-		(35,566)
Liabilities directly associated with assets classified as held for sale	(1,205)	-	-		-		(1,205)
Total liabilities	(31,694)	(12,912)	(1,074)		-		(45,680)
Net assets	25,578	18,581	1,365		(4,660)		40,864
Equity
Equity attributable to equity shareholders of the Company	19,338	17,870	1,365	4(l)	(4,660)		33,913
Non-controlling interests	6,240	711	-		-		6,951
Total equity	25,578	18,581	1,365		(4,660)		40,864

Anglo Teck Pro Forma Capitalization

The following table sets out the combined capitalization of Anglo Teck as at June 30, 2025 on a pro forma basis after giving effect to the completion of the Merger as at such date. The pro forma capitalization has been derived from information included within the unaudited pro forma condensed combined financial statements.

Pro forma adjustments include the assumption that pro forma cash and cash equivalents is reduced by: (a) the payment by Anglo American plc of the $4.5 billion Anglo Special Dividend that is payable to Anglo Shareholders subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement; and (b) transaction costs associated with the Merger of $160 million expected to be incurred by Anglo American plc. Pro forma adjustments also include an increase to medium and long-term borrowings of $152 million as a result of the purchase price allocation. For further information on the adjustments applied in calculating pro forma capitalization, please refer to Appendix “J” – Unaudited Pro Forma Condensed Combined Financial Statements of Anglo Teck”.

For detailed information on the total debt and share capitalization of Anglo American plc and Teck as at June 30, 2025, see the unaudited interim condensed consolidated financial statements of Anglo American plc as at and for the six-months ended June 30, 2025, which are incorporated by reference herein, and the unaudited condensed interim consolidated financial statements of Teck as at and for the three- and six-months ended June 30, 2025, which are available under Teck’s issuer profile on SEDAR+ at www.sedarplus.ca.

US$ millions	Pro forma capitalization as at June 30, 2025 after giving effect to the Merger
Cash and debt
Cash and cash equivalents	4,643
Short-term borrowings[1]	2,320
Medium and long-term borrowings[1]	21,729
Total debt	24,049
Shareholders’ equity
Called-up share capital	19,969
Other reserves	(11,113)
Retained earnings	25,057
Total shareholders’ equity	33,913
Total capitalization	57,962

Notes

(1)	Short-term borrowings and medium- and long-term borrowings include current bank loans and overdrafts, lease liabilities, bond debt and shareholder loans.

(2)	The above is presented after the conversion of Teck’s balance sheet from CAD$ into U.S. dollars, Anglo American plc’s presentational currency. Teck’s balance sheet, including reserves, as at June 30, 2025 has been converted at an exchange rate as at June 30, 2025 of USD/CAD of 1.3643.

Trading of Shares

Following the completion of the Merger, the Anglo Shares will trade on the LSE, JSE, TSX and NYSE (to be implemented as a listing of ADRs), subject to the approval or acceptance of each exchange, as applicable.

Dividends

Following completion of the Merger, the Anglo Teck Board may determine a policy for the making of distributions with consideration to cash requirements of Anglo Teck’s operating assets, exploration and development activities, as well as potential acquisitions, combined with Anglo Teck’s current and projected financial position. For more information regarding Anglo American plc’s existing dividend policy see “Appendix “H” – Information Concerning Anglo American”.

Directors

The Anglo Teck Board will consist of 11 members and the non-executive directors of the inaugural Anglo Teck will be appointed 50% by Teck and 50% by Anglo American plc. The Chair of the inaugural Anglo Teck Board will be Sheila Murray, the current Chair of the Teck Board. Additional directors will be selected from each of the Teck Board and the Anglo Board and determined prior to the completion of the Merger.

For additional information regarding the current directors of Teck and Anglo American plc, please see “Appendix “G” – Information Concerning Teck” and “Appendix "H” – Information Concerning Anglo American”.

Executive Officers

Management of Anglo Teck will be led by Duncan Wanblad as CEO, Jonathan Price as Deputy CEO and John Heasley as CFO. Additional senior management will be selected from the respective Teck and Anglo American plc teams and determined prior to the completion of the Merger. The CEO, Deputy CEO and CFO and a significant majority of the executive officers of Anglo Teck will be based and reside in Canada.

For additional information regarding the current officers of Teck and Anglo American plc, see “Appendix “G” – Information Concerning Teck” and “Appendix “H” – Information Concerning Anglo American”.

Director and Executive Compensation

Director and executive compensation of Anglo Teck will be determined by the Anglo Teck Board in connection with completion of the Merger.

Options and Other Rights to Purchase Securities

Upon completion of the Merger, Teck’s equity incentive awards outstanding at the Effective Time, consisting of Teck Options, Teck PDSUs, Teck PSUs, Teck RSUs and Teck DSUs will be adjusted into or exchanged for, Teck Replacement Options, Adjusted Teck PDSUs, Adjusted Teck PSUs, Adjusted Teck RSUs, and Adjusted Teck DSUs, which will be exercisable for (in respect of Teck Replacement Awards) or settled for cash payments calculated by reference to (in respect of the other adjusted awards) Anglo Shares. See “The Merger - Treatment of Teck Incentive Awards”.

The issuance by Anglo Teck of incentive awards following the completion of the Merger will be made in accordance with the Anglo Incentive Plans in effect from time to time. For additional information regarding the existing Anglo Incentive Plans, see “Appendix H – Information Concerning Anglo American”.

Material Contracts

Other than as disclosed in this Information Circular or in the documents incorporated by reference herein with respect to Teck and Anglo American plc, there are no contracts to which Anglo Teck will be a party to following completion of the Merger that can reasonably be regarded as material to a potential investor, other than contracts entered into by Teck and Anglo American plc in the ordinary course of business. For a description of the material contracts of Teck and Anglo American plc, please see “Appendix “G” – Information Concerning Teck” and “Appendix “H” – Information Concerning Anglo American”.

APPENDIX “J”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF ANGLO TECK PLC

Anglo Teck plc

Unaudited Pro Forma Condensed Combined Financial Statements

Anglo Teck plc

Pro Forma Condensed Combined Income Statement

For the year ended December 31, 2024

(Unaudited)

			Pro Forma Adjustments
		Teck
		Resources			Purchase		Other		Anglo
	Anglo	Limited,	Accounting		price		transaction		Teck plc
	American	presentation	policy		allocation		related		pro forma
	plc	alignment	alignment	Note	adjustments	Note	adjustments	Note	total
US$ millions		Note 2	Note 3		Note 4		Note 5
Continuing operations

Revenue	27,290	6,683	-		-		(11)	5(a)	33,962
Operating costs	(27,518)	(6,752)	(85)	3(a,b)	(578)	4(a)	11	5(a)	(34,922)
Operating profit	(228)	(69)	(85)		(578)		-		(960)
Non-operating special items	(79)	(42)	-		-		(160)	5(b)	(281)
Net income/(loss) from associates and joint ventures	134	2	-		-		-		136
(Loss) before net finance costs and tax	(173)	(109)	(85)		(578)		(160)		(1,105)
Investment income	426	171	-		-		(197)	5(c)	400
Interest expense	(1,172)	(696)	-		(8)	4(b)	-		(1,876)
Other net financing (losses)/gains	(5)	109	-		-		-		104
Net finance costs	(751)	(416)	-		(8)		(197)		(1,372)
(Loss) before tax	(924)	(525)	(85)		(586)		(357)		(2,477)
Income tax (expense)/credit	(1,864)	(150)	30	3(c)	209	4(c)	-		(1,775)
Loss for the financial period from continuing operations	(2,788)	(675)	(55)		(377)		(357)		(4,252)
Profit for the financial period from discontinued operations	-	880	-		-		-		880
(Loss)/profit for the year	(2,788)	205	(55)		(377)		(357)		(3,372)
Attributable to:
Non-controlling interests	280	(90)	(7)	3(d)	-		-		183
Equity shareholders of the Company	(3,068)	295	(48)		(377)		(357)		(3,555)
Earnings/(loss) per share (US$) - Note 6
Basic	(2.53)	0.58							(1.79)
Diluted	(2.53)	0.58							(1.78)

Anglo Teck plc

Pro Forma Condensed Combined Income Statement

For six months ended June 30, 2025

(Unaudited)

			Pro Forma Adjustments
		Teck
		Resources			Purchase		Other		Anglo
	Anglo	Limited,	Accounting		price		transaction		Teck plc
	American	presentation	policy		allocation		related		pro forma
	plc	alignment	alignment	Note	adjustments	Note	adjustments	Note	total
US$ millions		Note 2	Note 3		Note 4		Note 5
Continuing operations

Revenue	8,954	3,123	-		-		(5)	5(d)	12,072

Operating costs	(7,217)	(2,490)	(7)	3(a,b)	(22)	4(d)	5	5(d)	(9,731)
Operating profit/(loss)	1,737	633	(7)		(22)		-		2,341
Non-operating special items	(29)	-	-		-		-		(29)
Net income from associates and joint ventures	8	2	-		-		-		10
Profit/(loss) before net finance costs and tax	1,716	635	(7)		(22)		-		2,322
Investment income	179	113	-		-		(116)	5(e)	176
Interest expense	(428)	(321)	-		(4)	4(e)	-		(753)
Other net financing (losses)/gains	(11)	(18)	-		-		-		(29)
Net finance costs	(260)	(226)	-		(4)		(116)		(606)
Profit/(loss) before tax	1,456	409	(7)		(26)		(116)		1,716
Income tax (expense)/credit	(551)	(114)	2	3(c)	9	4(f)	-		(654)
Profit/(loss) for the financial period from continuing operations	905	295	(5)		(17)		(116)		1,062
Loss for the financial period from discontinued operations	(2,274)	-	-		-		-		(2,274)
(Loss)/profit for the financial period	(1,369)	295	(5)		(17)		(116)		(1,212)
Attributable to:
Non-controlling interests	510	(115)	(2)	3(d)	-		-		393
Equity shareholders of the Company	(1,879)	410	(3)		(17)		(116)		(1,605)
Earnings/(loss) per share (US$) - Note 6
Basic	(1.58)	1.15							(0.83)
Diluted	(1.58)	1.15							(0.83)

Anglo Teck plc

Pro Forma Condensed Combined Balance Sheet

June 30, 2025

(Unaudited)

		Pro Forma Adjustments
	Anglo American plc	Teck Resources Limited, presentation alignment	Purchase price allocation adjustments	Note	Other transaction related adjustments	Note	Anglo Teck plc pro forma total
US$ millions		Note 2	Note 4		Note 5
Assets
Non-current assets
Intangible assets	841	443	(307)	4(g)	-		977
Property, plant and equipment	34,687	21,404	2,212	4(h)	-		58,303
Environmental rehabilitation trusts	100	-	-		-		100
Investments in associates and joint ventures	529	880	-		-		1,409
Financial asset investments	262	443	-		-		705
Inventories	664	235	-		-		899
Trade and other receivables	373	-	-		-		373
Deferred tax assets	345	548	-		-		893
Derivative financial assets	503	153	-		-		656
Pension asset surplus and other non-current assets	345	269	-		-		614
Total non-current assets	38,649	24,375	1,905		-		64,929
Current assets
Inventories	3,152	2,081	534	4(i)	-		5,767
Trade and trade receivables	2,960	1,386	-		-		4,346
Current tax assets	182	131	-		-		313
Derivative financial assets	61	15	-		-		76
Financial asset investments	2,330	11	-		-		2,341
Cash and cash equivalents	5,809	3,494	-		(4,660)	5(f)	4,643
Total current assets	14,494	7,118	534		(4,660)		17,486
Assets classified as held for sale	4,129	-	-		-		4,129
Total assets	57,272	31,493	2,439		(4,660)		86,544

Liabilities
Current liabilities
Trade and other payables	(3,901)	(1,427)	-		-		(5,328)
Short term borrowings	(1,926)	(394)	-		-		(2,320)
Provisions for liabilities and charges	(829)	(130)	-		-		(959)
Current tax liabilities	(151)	(42)	-		-		(193)
Derivative financial liabilities	(51)	(58)	-		-		(109)
Total current liabilities	(6,858)	(2,051)	-		-		(8,909)
Non-current liabilities
Trade and other payables	(190)	(646)	-		-		(836)
Medium and long-term borrowings	(15,065)	(6,512)	(152)	4(j)	-		(21,729)
Royalty liability	(511)	-	-		-		(511)
Retirement benefit obligations	(534)	(269)	-		-		(803)
Deferred tax liabilities	(4,653)	(1,697)	(922)	4(k)	-		(7,272)
Derivative financial liabilities	(339)	(12)	-		-		(351)
Provisions for liabilities and charges	(2,339)	(1,725)	-		-		(4,064)
Total non-current liabilities	(23,631)	(10,861)	(1,074)		-		(35,566)
Liabilities directly associated with assets classified as held for sale	(1,205)	-	-		-		(1,205)
Total liabilities	(31,694)	(12,912)	(1,074)		-		(45,680)
Net assets	25,578	18,581	1,365		(4,660)		40,864
Equity
Equity attributable to equity shareholders of the Company	19,338	17,870	1,365	4(l)	(4,660)		33,913
Non-controlling interests	6,240	711	-		-		6,951

Total equity	25,578	18,581	1,365		(4,660)		40,864

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

1.	Background and Basis of Presentation

Background

On September 9, 2025 Anglo American plc (“Anglo American”) and Teck Resources Limited (“Teck”) entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Anglo American agreed to indirectly acquire all of the issued and outstanding Teck Class A common shares (each, a “Teck Class A Share”) and Teck Class B subordinate voting shares (each, a “Teck Class B Subordinate Voting Share”, and together with the Teck Class A Shares, the “Teck Shares”) to effect an at market “merger of equals” to be completed by way of a plan of arrangement (the “Plan of Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “Merger”). Following completion of the Merger, the combined company will operate under the trade name “Anglo Teck”, and subject to approval of the Anglo Name Change Resolution (as defined in the Information Circular), will amend its articles to formally change its name to Anglo Teck plc (“Anglo Teck”). Teck and its subsidiaries will be direct or indirect subsidiaries of the combined company of Anglo Teck. For further information regarding the Merger please see the section entitled “The Merger” in the management proxy circular of Teck which these unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) are attached as Appendix “J” (the “Information Circular”).

Prior to completion of the Merger, upon the satisfaction of certain conditions and subject to certain adjustments specified in the Arrangement Agreement, Anglo American intends to declare a special dividend to holders of ordinary shares of Anglo American (the “Anglo Shares”) in an aggregate amount up to that necessary to ensure that the net dividend payable to holders of Anglo Shares, other than the 98,906,534 Anglo Shares held collectively by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited, equals US$4.5 billion (expected to be approximately US$4.19 per Anglo Share) (the “Anglo Special Dividend”), and its effect is included in these pro forma financial statements. For further information regarding the Anglo Special Dividend please see the section entitled “The Merger – Anglo Special Dividend and Treatment of Permitted Dividends” in the Information Circular.

Pursuant to the Merger, a wholly-owned subsidiary of Anglo American to be formed prior to the completion of the Merger will acquire all of the outstanding Teck Shares in exchange for the issuance of 1.3301 (the “Exchange Ratio”) ordinary Anglo Shares (following completion of the Merger, the “Anglo Teck Shares”) for each outstanding Teck Share held, or, in the case of electing eligible Canadian Teck Shareholders (as defined below), the Exchange Ratio of exchangeable shares (the “Exchangeable Shares”) of such wholly-owned subsidiary of Anglo American, for each outstanding Teck Share held. The Exchangeable Shares are economically equivalent to the Anglo Teck Shares. These pro forma financial statements assume that all Teck Shareholders, including Teck Shareholders eligible to elect to receive Exchangeable Shares, receive Anglo Teck Shares as consideration and no cash payments are made on the basis of dissenting shareholder rights or fractional shares, discussed in the Information Circular.

At the time of closing of the Merger, all Teck incentive compensation awards will be adjusted in accordance with their terms and the Plan of Arrangement, as follows:

•	each vested or unvested option to purchase Teck Shares (a “Teck Option”) will be exchanged for a corresponding replacement option for a number of Anglo Teck Shares equal to the product of: (A) the number of Teck Shares underlying each Teck Option, multiplied by (B) the Exchange Ratio, at an exercise price equal to the quotient of: (X) the exercise price of the Teck Option, divided by (Y) the Exchange Ratio. Each of the replacement option awards will continue to be governed by the applicable Teck incentive plan following the Merger; and

•	each Teck performance deferred share unit, performance share unit, deferred share unit and restricted share unit will remain outstanding and be adjusted as described in the section entitled “The Merger – Treatment of Teck Incentive Awards” in the Information Circular, with the cash payment amount referenced to the market value of Anglo Teck Shares on the vesting, settlement or redemption, as applicable, of such award. Each of these awards will continue to be governed by the applicable Teck incentive plan following the Merger.

Completion of the Merger is subject to the satisfaction of certain conditions, including: (a) the affirmative vote of at least: (i) sixty-six and two thirds percent (66 2/3%) of the votes cast by holders of Teck Class A Shares (“ Teck Class A Shareholders”); and (ii) sixty-six and two thirds percent (66 2/3%) of the votes cast by holders of Teck Class B Subordinate Voting Shares (together with the Teck Class A Shareholders, the “Teck Shareholders”), each voting as a separate class, to approve the Merger; and (b) the affirmative vote of [at least] fifty percent (50%) of holders of Anglo Shares (the “Anglo Shareholders”) voting to approve the issuance of new Anglo Shares in connection with the Merger. If the Arrangement Agreement is terminated by either party in certain circumstances described in the Information Circular, the terminating party is required to make a termination payment to the other party in the amount of US$330 million in accordance with the Arrangement Agreement. See “The Arrangement Agreement – Termination Payments”.

Basis of Presentation

These pro forma financial statements include the unaudited pro forma combined income statements of Anglo Teck for the year ended December 31, 2024 and the six month period ended June 30, 2025 and the unaudited pro forma combined balance sheet of Anglo Teck as at June 30, 2025.

The unaudited pro forma combined income statements of Anglo Teck for the year ended December 31, 2024 and the six months ended June 30, 2025 have been prepared as if closing of the Merger had taken place on January 1, 2024.

The unaudited pro forma combined balance sheet of Anglo Teck has been prepared as if closing of the Merger had taken place on June 30, 2025.

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

The pro forma financial statements for the year ended December 31, 2024 and as at and for the six months ended June 30, 2025 has been derived from, and should be read in conjunction with, the following information:

•	the audited consolidated financial statements of Anglo American as of and for the year ended December 31, 2024 prepared in accordance with the requirements of the Companies Act 2006, UK-adopted International Accounting Standards and those parts of the Companies Act 2006 applicable to companies reporting under those standards and the requirements of the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority in the United Kingdom as applicable to periodic financial reporting incorporated by reference into the Information Circular;

•	the audited consolidated financial statements of Teck as of and for the year ended December 31, 2024, prepared on the basis of IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS Accounting Standards”), incorporated by reference into the Information Circular;

•	the unaudited interim condensed consolidated financial statements of Anglo American as at and for the six months ended June 30, 2025 prepared in accordance with the UK-adopted International Accounting Standard IAS 34 Interim Financial Reporting and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority (‘DTR’), incorporated by reference into the Information Circular;

•	the unaudited condensed interim consolidated financial statements of Teck as at and for the six months ended June 30, 2025 prepared on the basis of IAS 34, incorporated by reference into the Information Circular; and

•	other information provided in the Information Circular, including other appendices hereto.

The consolidated financial statements of Anglo American, on which these pro forma financial statements are based, have been prepared using international accounting standards as adopted in the UK, as described above. These accounting standards differ in certain respects from IFRS Accounting Standards as issued by the IASB. Such differences have no impact on the historical financial information of Anglo American presented herein.

Pro forma adjustments have been applied to adjust the historical financial statements for matters that are directly attributable to the Merger for which there are firm commitments and for which the financial effects are objectively determinable, including:

•	Adjustments to align Teck’s historical financial statements with the presentation, classification and reporting currency used by Anglo American as described in Note 2;

•	Adjustments to align Teck’s accounting policies to those used by Anglo American as described in Note 3;

•	Fair value adjustments to reflect the preliminary purchase price allocation as applied to the assets and liabilities of Teck as described in Note 4;

•	Other transaction-related adjustments as described in Note 5, including transaction costs incurred by Anglo American directly attributable to the Merger; and

•	Adjustments to the weighted average number of shares used in the earnings per share calculation as described in Note 6.

The pro forma financial statements do not reflect any anticipated revenue enhancements, costs savings, or operating synergies or dis-synergies that Anglo Teck may achieve or incur as a result of the Merger. The pro forma financial statements have been prepared for illustrative purposes only and are not intended to be indicative of the financial position or results of operations that would have been realised if Anglo American and Teck had merged at the specified dates or the results of Anglo Teck expected in future periods.

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

2.	Teck financial information

In these pro forma financial statements, the naming conventions, classification and reporting currency of Teck’s financial statements have been aligned to those of Anglo American. The tables below set out the adjustments to conform the naming convention of Teck financial statement categories with those of Anglo American’s consolidated income statements and consolidated balance sheet.

Income Statement
Teck naming convention	Anglo American naming convention
Cost of sales	Operating costs
General and administration	Operating costs
Exploration	Operating costs
Research and innovation	Operating costs
Asset impairment	Operating costs
Other operating income (expense)	Operating costs
Profit from operations	Operating profit
Finance income	Investment income
Finance expense	Interest expense
Share of profit of joint venture	Net income from associates and joint ventures
Provision for income taxes from continuing operations	Income tax (expense)/credit

Balance Sheet
Teck naming convention	Anglo American naming convention
Trade and settlement receivables	Trade and other receivables
Current income taxes receivable	Current tax assets
Prepaids and other current assets	Trade and other receivables
Investment in joint venture and associate	Investments in associates and joint venture
Deferred income tax assets	Deferred tax assets
Goodwill	Intangible assets
Other assets	Pension asset surplus and other non-current assets
Trade accounts payable and other liabilities	Trade and other payables – current (Current)
Current portion of debt	Short term borrowings
Current portion of lease liabilities	Short term borrowings
Current income taxes payable	Current tax liabilities
Current portion of provisions	Provisions for liabilities and charges (Current)
Other liabilities	Trade and other payables (Non-current)
Deferred income tax liabilities	Deferred tax liabilities
Retirement benefit liabilities	Retirement benefit obligations
Provisions	Provisions for liabilities and charges (Non-current)
Debt	Medium and long-term borrowings
Lease liabilities	Medium and long-term borrowings
QB advances from SMM/SC	Medium and long-term borrowings

The following tables reflect the reclassification adjustments and currency conversion from Canadian dollars to US dollars applied to the Teck information, re-presented as described above. The Teck consolidated income statements have been converted to US dollars using an average rate of 1.3698 and 1.4094 USD/CAD for the periods ended December 31, 2024 and June 30, 2025 respectively. The Teck consolidated balance sheet as at June 30, 2025 has been converted to US dollars at an exchange rate as at June 30, 2025 for USD/CAD of 1.3643.

The reclassification adjustments set out below align Teck to the Anglo American financial statement presentation and relate to adjustments that are more than merely a change in naming convention. Income statement items relate to provisional pricing adjustments moved from other operating income (expense) to revenue and foreign exchange gains and losses moved from non-operating income (expense) to other net financing gains/(losses). Balance sheet adjustments relate to the separate disclosure of balance sheet items previously aggregated within other accounts on the face of the Teck balance sheet, most notably derivative instruments and non-current inventory balances.

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

	Teck presentation alignment
		Reclassification		Reclassified and
	Re-named	Adjustments	Reclassified	converted
	CAD$	CAD$	CAD$	US$
For the year ended December 31, 2024	millions	millions	millions	millions
Revenue	9,065	90	9,155	6,683
Operating costs	(9,074)	(175)	(9,249)	(6,752)
Operating Profit	(9)	(85)	(94)	(69)
Non-operating income/(expense)	7	(7)	-	-
Non-operating special items	-	(57)	(57)	(42)
Net income from associated and joint ventures	3	-	3	2
Profit/(loss) before net finance costs and tax	1	(149)	(148)	(109)
Investment income	234	-	234	171
Interest expense	(953)	-	(953)	(696)
Other net financing gains/(losses)	-	149	149	109
Profit/(loss) from continuing operations before taxes	(718)	-	(718)	(525)
Income tax (expense)/credit	(205)	-	(205)	(150)
Profit/(loss) from continuing operations	(923)	-	(923)	(675)
Profit from discontinued operations	1,206	-	1,206	880
Profit for the period	283	-	283	205

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

	Teck presentation alignment
		Reclassification		Reclassified and
	Re-named	Adjustments	Reclassified	converted
	CAD$	CAD$	CAD$	US$
For the six months ended June 30, 2025	millions	millions	millions	millions
Revenue	4,313	88	4,401	3,123
Operating costs	(3,500)	(10)	(3,510)	(2,490)
Operating Profit	813	78	891	633
Non-operating income/(expense)	53	(53)	-	-
Net income from associated and joint ventures	3	-	3	2
Profit/(loss) before net finance costs and tax	869	25	894	635
Investment income	159	-	159	113
Interest expense	(453)	-	(453)	(321)
Other net financing gains/(losses)	-	(25)	(25)	(18)
Profit/(loss) from continuing operations before taxes	575	-	575	409
Income tax (expense)/credit	(161)	-	(161)	(114)
Profit/(loss) from continuing operations	414	-	414	295
Profit from discontinued operations	-	-	-	-
Profit for the period	414	-	414	295

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

	Presentation alignment
		Reclassification		Reclassified and
	Re-named	Adjustments	Reclassified	converted
	CAD$	CAD$	CAD$	US$
As at June 30, 2025	millions	millions	millions	millions
Assets

Non- current assets
Intangible assets	604	-	604	443
Property, plant and equipment	29,201	-	29,201	21,404
Environmental rehabilitation trusts	-	-	-	-
Investments in associates and joint ventures	1,200	-	1,200	880
Financial asset investments	814	(209)	605	443
Inventories	-	321	321	235
Trade and other receivables	-	-	-	-
Deferred tax assets	747	-	747	548
Derivative financial assets	-	209	209	153
Pension asset surplus and other non-current assets	688	(321)	367	269
	33,254	-	33,254	24,375
Current assets
Inventories	2,839	-	2,839	2,081
Trade and other receivables	1,928	(35)	1,893	1,386
Current tax assets	179	-	179	131
Derivative financial assets	-	20	20	15
Financial asset investments	-	15	15	11
Cash and cash equivalents	4,767	-	4,767	3,494
	9,713	-	9,713	7,118
Liabilities and equity
Current liabilities
Trade and other payables	2,029	(82)	1,947	1,427
Short term borrowings	536	1	537	394
Provisions for liabilities and charges	178	-	178	130
Current tax liabilities	57	-	57	42
Derivative financial liabilities	-	81	81	58
	2,800	-	2,800	2,051
Non- current liabilities
Trade and other payables	901	(19)	882	646
Medium and long-term borrowings	8,883	-	8,883	6,512
Royalty liability	-	-	-	-
Retirement benefit obligations	367	-	367	269
Deferred tax liabilities	2,315	-	2,315	1,697
Derivative financial liabilities	-	16	16	12
Provisions for liabilities and charges	2,351	3	2,354	1,725
	14,817	-	14,817	10,861
Equity	25,350	-	25,350	18,581

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

3.	Accounting policy alignment

As Anglo American has been identified as the accounting acquirer, the accounting policies used in these pro forma financial statements are those applied by Anglo American as of and for the six months ended June 30, 2025 and for the year ended December 31, 2024. In preparing these pro forma financial statements, a preliminary review has been undertaken to identify accounting policy differences between the policies used by Anglo American and policies used by Teck where the impact was potentially material and could be reasonably estimated. A detailed review of accounting policy differences will be completed upon closing of the Merger. Based on this preliminary review, management believes that, after incorporating the adjustments detailed below, Teck’s significant accounting policies are materially consistent with those of Anglo American:

a.	Exploration and evaluation (“E&E”) expenses: the adjustments in respect of Teck’s E&E expenses result in an increase in operating expenses of US$71 million and US$49 million in the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

b.	Assets and liabilities related to environmental rehabilitation and decommissioning obligations:

i.	the adjustments in respect of Teck’s assets related to environmental rehabilitation obligations result in an increase in operating expenses of US$14 million in the year ended December 31, 2024 and decrease in operating expenses of US$42 million for the six months ended June 30, 2025, respectively, due to differences in capitalization policies.

ii.	Teck's use of a credit-adjusted discount rate in accounting for environmental rehabilitation and decommissioning obligations, in contrast to Anglo American's use of a risk-free discount rate, had no significant effect on the pro forma condensed combined income statements for the periods presented. No effect of aligning Anglo American’s and Teck’s accounting policies under IAS 37 has been recognized on the June 30, 2025 pro forma condensed combined balance sheet, which reflects the fair value estimates used in the purchase price allocation, as disclosed below. Immediately following the purchase price allocation, Teck’s environmental rehabilitation and decommissioning obligation would be increased by approximately US$700 million to reflect the risk-free discount rate consistent with Anglo American’s accounting policy under IAS 37.

c.	The income tax effects of the above accounting policy alignment adjustments, calculated based on an assumed blended statutory tax rate for Teck of 35.5%.

d.	The impacts on non-controlling interests of the above accounting policy alignment adjustments.

The pro forma adjustments for the above accounting policy differences were limited to the effects of costs incurred and estimates made during the periods presented and are not separately presented in the pro forma condensed combined balance sheet at June 30, 2025 as the impacts are superseded by the purchase price allocation adjustments.

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

4.	Consideration and preliminary purchase price allocation

The acquisition method of accounting under IFRS 3 has been used to prepare these pro forma financial statements, with Anglo American identified as the accounting acquirer.

A preliminary allocation has been performed of the estimated Consideration (as defined below) to the assets acquired and liabilities assumed based on assumptions as to their fair values at the assumed acquisition date, except for deferred income tax assets and liabilities that are determined in accordance with IAS 12 – Income Taxes. The below table shows the estimated fair value of the consideration payable by Anglo American and ExchangeCo in connection with the Merger (the “Consideration”), calculated as the number of Anglo Shares expected to be issued by Anglo American to Teck Shareholders and the closing price of the Anglo Shares following the Merger announcement of US$33.71 (based on a share price of £24.90, converted into US$ at the exchange rate at that date of 1.3540), adjusted for the impact of the US$4.5 billion Anglo Special Dividend intended to be paid to Anglo Shareholders prior to the completion of the Merger.

The estimated Consideration is calculated as follows:

Number of Teck Shares:
Teck Class A shares outstanding on September 9, 2025	7,599,532
Teck Class B shares outstanding on September 9, 2025	480,358,282
Subtotal	487,957,814

Corresponding Anglo Shares issuable to Teck Shareholders, applying the Exchange Ratio	649,032,688

Price per Anglo Share to be issued upon completion of the Merger
Anglo Share price as of September 9, 2025 (US$)	33.71
Adjusted share price, after giving effect to the $4.5 billion Anglo Special Dividend	29.54

Consideration for outstanding Teck shares (in millions US$)	19,172
Consideration related to replacement options (in millions US$)	63
Consideration (in millions US$)	19,235

Consideration related to replacement options has been estimated based on the intrinsic value of outstanding options less the portion attributable to future service.

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

The estimated Consideration reflected in these pro forma financial statements does not purport to represent the actual Consideration to be transferred upon closing of the Merger. The fair value of the Consideration will be determined based on the closing date of the Merger in accordance with IFRS 3 and could materially differ from the estimated Consideration and the amounts reflected in these pro forma financial statements. A 10% increase/(decrease) in the share price of Anglo American would result in additional/(reduced) purchase consideration of US$2,195 million/(US$2,195 million). The estimated Consideration as shown above, after adjusting for non-controlling interest amount of US$711 million, is allocated to the tangible and intangible assets acquired and liabilities assumed from Teck based on their preliminary estimated fair values, as follows:

US$ millions

Purchase Price
Allocation
Property, plant and equipment	23,616
Inventories - current	2,615
Cash and cash equivalents	3,494
Deferred tax assets	548
Other current assets	1,543
Other non-current assets	2,116
Medium and long-term borrowings	(6,664)
Deferred tax liabilities	(2,619)
Other current liabilities	(2,051)
Other non-current liabilities	(2,652)
Non-controlling interests	(711)
Purchase price	19,235

A detailed valuation study has not been performed to arrive at the fair value of Teck’s assets and liabilities for the purpose of these pro forma financial statements. A final determination of the fair value of Teck’s assets and liabilities will be based on the actual assets and liabilities of Teck that exist at the closing date of the Merger. The fair value assessments performed for the purposes of the purchase price allocation above are preliminary and actual results may differ materially from the pro forma financial statements.

The preliminary purchase price allocation assumes that book value approximates fair value for assets and liabilities, except for inventory and medium and long-term borrowings, and has allocated any residual amount of the Consideration, after amounts allocated to other assets and liabilities to property, plant and equipment. Upon completion of the final purchase price allocation and accompanying valuation of assets and liabilities acquired, including property, plant and equipment, the excess or deficiency, if any, of the purchase price to the fair value of identifiable net assets acquired, net of impacts on deferred income tax balances, will be allocated to goodwill or reported as a bargain purchase gain in the case of a deficiency.

The pro forma combined income statement for the year ended December 31, 2024 includes the following pro forma adjustments as a result of the fair value adjustments arising from the purchase price allocation above:

a.	an increase in operating costs of US$578 million comprising US$44 million to reflect an increase in depreciation as a result of the fair value adjustment of US$2,212 million applied to property, plant and equipment, estimated based on Teck’s average historical depreciation rate and an increase of US$534 million reflecting the subsequent impacts of the fair value adjustment to inventories, assuming this inventory was all sold in the year of the Merger;

b.	an increase of US$8 million in interest expense as a result of the fair value adjustment of US$152 million associated with the debt and QB advances; and

c.	the income tax effects of the above adjustments, based on the blended statutory tax rate for Teck of 35.5%.

The pro forma combined income statement for the six months ended June 30, 2025 includes the following pro forma adjustments as a result of the fair value adjustments arising from the purchase price allocation:

d.	an increase in operating costs of US$22 million to reflect an increase in depreciation as a result of the fair value adjustment of US$2,212 million applied property, plant and equipment, estimated based on Teck’s average historical depreciation rate;

e.	an increase of US$4 million in interest expense as a result of the fair value adjustment of US$152 million associated with debt and QB advances; and

f.	the income tax effects of the above adjustments, based on the blended statutory tax rate for Teck of 35.5%.

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

The pro forma condensed combined balance sheet as at June 30, 2025 includes the following pro forma assumptions and adjustments arising from the purchase price allocation:

g.	a decrease of US$307 million due to the elimination of historical goodwill held on Teck’s consolidated balance sheet;

h.	an increase of US$2,212 million to property, plant and equipment reflecting the preliminary purchase price allocation fair value adjustment;

i.	an increase of US$534 million to current finished goods inventories, reflecting the preliminary purchase price allocation fair value adjustment based on the market price of Teck’s principal products on June 30, 2025;

j.	an increase of US$152 million to medium and long-term borrowings held by Teck to reflect the preliminary purchase price allocation fair value adjustment;

k.	an increase of US$922 million to the deferred tax liability recognised in connection with the fair value adjustments of US$2,594 million (excluding goodwill) to assets acquired and liabilities assumed, using a blended statutory tax rate of 35.5%; and

l.	an increase in the equity attributable to Teck of US$1,365 million representing US$19,235 million for the issuance of Anglo Shares based on the Exchange Ratio of 1.3301 Anglo Shares for each outstanding Teck Share, net of the elimination of Teck’s historical shareholders’ equity accounts of US$17,870 million.

5.	Other transaction related adjustments

These pro forma financial statements reflect the following assumptions and adjustments to give effect to the Merger as if it had occurred on June 30, 2025 for the pro forma combined balance sheet and January 1, 2024 for the pro forma combined income statements.

The below adjustments reflect the impact of estimated future costs associated with the transaction as well as accounting eliminations and adjustments that do not fall within the scope of Note 3 (Accounting policy alignment) or Note 4 (Consideration and preliminary purchase price allocation).

The pro forma combined income statement for the year ended December 31, 2024 includes the following pro forma assumptions and adjustments:

a.	a decrease in revenue of US$11 million and a decrease in operating costs of US$11 million due to the elimination of intercompany transactions between Anglo American and Teck;

b.	recognition of non-operating special items for transaction costs associated with the Merger, estimated to be US$160 million expected to be incurred post June 30, 2025 by Anglo American assumed to be incurred on January 1, 2024. Transaction costs expected to be incurred post June 30, 2025 by Teck as the identified accounting acquiree estimated at US$160 million are excluded from these pro forma financial statements; and

c.	a decrease in Anglo American’s investment income of US$197 million is assumed to occur as a result of the intended payment by Anglo American of the US$4.5 billion Anglo Special Dividend that is payable to Anglo Shareholders subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement and transaction costs associated with the Merger of US$160 million expected to be incurred by Anglo American, applying a 4.23% annual interest rate (reflecting the average return on cash deposits received by Anglo American in the year ended December 31, 2024).

The pro forma combined income statement for the six months ended June 30, 2025 includes the following pro forma assumptions and adjustments:

d.	a decrease in revenue of US$5 million and a decrease in operating costs of US$5 million due to the elimination of intercompany transactions between Anglo American to Teck; and

e.	a decrease in Anglo American’s investment income of US$116 million assumed to occur as a result of the intended payment by Anglo American of the US$4.5 billion Anglo Special Dividend that is payable to Anglo Shareholders subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement and transaction costs associated with the Merger of US$160 million expected to be incurred by Anglo American, as well as net interest foregone in the previous period, applying a 4.76% annual interest rate (reflecting the average return on cash deposits received by Anglo American in the six months ended June 30, 2025).

Anglo Teck plc

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

The pro forma combined balance sheet as at June 30, 2025 includes the following pro forma assumptions and adjustments:

f.	a decrease in cash reflecting:

i.	the payment by Anglo American of the US$4.5 billion Anglo Special Dividend that is payable to Anglo Shareholders subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement. For the purposes of these pro forma financial statements, it is assumed that the Anglo Special Dividend is paid from available cash; and

ii.	an adjustment of US$160 million for transaction costs as described in 5(b) above.

6.	Pro forma net earnings / loss per share

For the purposes of the pro forma combined income statements for both the year ended December 31, 2024 and the six months ended June 30, 2025, the number of shares used in the earnings per share calculation represents: the weighted average number of outstanding Anglo Shares and a pro forma adjustment for the additional weighted average number of shares that would have been outstanding based on the corresponding number of Teck Shares. The corresponding number of Teck Shares is calculated as Teck’s weighted average number of shares outstanding, multiplied by the Exchange Ratio and, for periods prior to Anglo American’s June 1, 2025 share consolidation, further multiplied by the share consolidation ratio of 109:96.

	Year ended	Six months ended
	December 31, 2024	June 30, 2025
Basic earnings per share:
Weighted average number of Anglo Shares as reported (millions)	1,212	1,192
Weighted average number Teck Shares as reported (millions)	516	499
Pro forma adjustment to weighted average number of Anglo Teck Shares, described above	263	240
Pro forma basic weighted average number of Anglo Shares (millions)	1,991	1,931
Pro forma basic earnings / (loss) (US$ millions)	(3,555)	(1,605)
Pro forma basic earnings / (loss) per share (US$)	(1.79)	(0.83)
Diluted earnings per share:
Weighted average number of Anglo Shares as reported (millions)	1,212	1,192
Weighted average number Teck shares as reported (millions)	520	501
Pro forma adjustment to weighted average number of Anglo Teck Shares, described above	265	241
Pro forma diluted weighted average number of Anglo Shares (millions)	1,997	1,934
Pro forma diluted earnings / (loss) (US$ millions)	(3,555)	(1,605)
Pro forma diluted earnings / (loss) per share (US$)	(1.78)	(0.83)

APPENDIX “K”
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT (AS MODIFIED) – DISSENT RIGHTS

190 (1) Right to dissent - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2) Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8) Share certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties - On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court - On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX “L”
SUMMARY COMPARISON OF RIGHTS OF HOLDERS OF TECK SHARES, ANGLO SHARES AND EXCHANGEABLE SHARES

CBCA	UK Companies Act
Authorized Capital Stock
The authorized share capital of Teck consists of an unlimited number of Class A common shares and Class B subordinate voting shares and unlimited number of preference shares, issuable in series. As of October 31, 2025, there were 7,599,532 Teck Class A Shares and 480,624,385 Teck Class B Subordinate Voting Shares outstanding.	There is no authorized share capital requirement for English companies. As of October 31, 2025, there were 1,178,050,272 Anglo Shares validly issued and outstanding (of which 98,906,534 Anglo Shares are held by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited, the independent companies which purchased Anglo Shares as part of Anglo American plc’s 2006 share buyback programme. These independent companies have waived their right to vote all the shares they hold in Anglo American plc or will hold in Anglo Teck). As of October 31, 2025, there were no Anglo Shares held in treasury.
Declaration of Dividends

Under the CBCA, the directors shall not declare, and a corporation shall not pay, a dividend if there are reasonable grounds for believing that: (a) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Teck’s by-laws provide that directors may, from time to time, declare dividends payable to Teck Shareholders according to their respective rights and interests in Teck.

The Anglo Articles provide that Anglo American plc may, subject to the provisions of the UK Companies Act, by ordinary resolution, declare final dividends in accordance with the respective rights of Anglo Shareholders, but no dividend shall exceed the amount recommended by the Anglo Board.

Subject to the provisions of the UK Companies Act, the Anglo Board may pay interim dividends (being dividends paid before the company’s annual earnings have been calculated) if it appears to the Anglo Board that such dividends are justified by the profits of Anglo American plc available for distribution, on such date and in respect of such period as the Anglo Board thinks fit.

Sources and Form of Dividends

Under the CBCA, a corporation may pay a dividend in money or property, and may pay a dividend by issuing fully paid shares. If shares are issued in payment of a dividend, the declared amount of the dividend stated as an amount of money must be added to the stated capital account for the class or series issued.

Under the UK Companies Act, distributions by a company may only be made out of profits available for that purpose, which are, generally, its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made.

In addition, Anglo American plc, being a public limited company, may only make a distribution if: (a) the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves; and (b) the distribution does not reduce the amount of such assets to less than the aggregate of its called-up share capital and undistributable reserves.

In addition to statutory requirements, Anglo American directors must have regard to their directors’ duties (which includes various fiduciary duties and statutory duties). Anglo American directors are under a fiduciary duty to safeguard Anglo American's assets. Under the UK Companies Act, Anglo American directors need to have regard to their statutory duties, including (but not limited to) the duty to act within their powers, the duty to act with reasonable care, skill and diligence and the duty to act in a way likely to promote the success of the company.

The Anglo Articles provide that a general meeting declaring a dividend may (on the recommendation of the Anglo Board) by ordinary resolution, direct that the dividend shall be satisfied, wholly or partly, by the distribution of assets of equivalent value, including, without limitation, paid-up shares in, or debentures of another body corporate.

CBCA	UK Companies Act
Capital Calls on Shares
Under the CBCA, a share may not be issued until the consideration for the share is fully paid in money, property or past services of a value not less than the fair equivalent of the money the corporation would have received if the share had been issued for money. All shares are non-assessable; Teck Shareholders have no liability to further capital calls to Teck or its creditors.

All Anglo Closing Shares will be issued as fully paid Anglo Shares.

Under the Anglo Articles, Anglo American plc may issue partly paid shares, in which case, the Anglo Board may, subject to the terms of the allotment of the shares, make calls on Anglo Shareholders in respect of any monies unpaid on their Anglo Shares (whether in respect of nominal value or premium). Each Anglo Shareholder shall (subject to receiving at least 14 clear days’ notice) pay to Anglo American plc any unpaid amount called on his or her Anglo Shares. If a call or any installment of a call remains unpaid, in whole or in part, after it has become due and payable, the Anglo Board may give the Anglo Shareholder from whom it is due not less than seven (7) clear days’ notice requiring payment of the amount unpaid, together with any interest which may have accrued and any expenses incurred by Anglo American plc by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with, the Anglo Shares in respect of which the call was made will be liable to be forfeited.

Anglo American plc shall have a first and paramount lien on every Anglo Share that is not fully paid, for all monies payable to Anglo American plc (whether presently or not) in respect of that Anglo Share.

Limitations on Rights to Own Securities

There is no Canadian law of general application that restricts export or import of capital, or affects remittance of dividends, interest or other payments to non-resident holders, other than withholding tax requirements.

There is no general limitation on the right of a non-resident to hold or vote Teck Shares, subject to the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business. The CBCA permits “constraints” on share ownership/transfer in limited circumstances by special resolution for distributing corporations.

There is no Law of general application under the Laws of England and Wales that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-UK resident Anglo Shareholders, other than withholding tax requirements, financial sanctions Laws and anti-money laundering regulations.

There is no general limitation imposed by the Laws of England and Wales on the right of a non-UK resident to hold or vote Anglo Shares.

Registered Office and Records

Under the CBCA, a corporation must have a registered office in the province in Canada specified in its articles. Directors may change the location within that province; changing the province requires a notice to the Director under the CBCA and accompanying articles. Notice of change of address must be given to the Director within 15 days.

Teck’s registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Under the UK Companies Act, a company incorporated in England and Wales must have its registered office located in England and Wales and such registered office can be changed by resolution of the directors and by giving notice to the registrar of companies in accordance with the UK Companies Act.

Anglo American plc’s registered office is located at 17 Charterhouse Street, London, United Kingdom, EC1N 6RA.

CBCA	UK Companies Act
Size of the Board of Directors

Under the CBCA, a distributing corporation must have at least three (3) directors, at least two (2) of whom are not officers or employees of the corporation or its affiliates. Changing the fixed number or the minimum/maximum number of directors set out in the articles requires a special resolution.

Teck’s articles provide for a minimum of eight (8) and a maximum of 16 directors.

The Anglo Articles provide that, unless otherwise determined by ordinary resolution, the number of directors of Anglo American plc shall not be less than five (5) and shall not be more than 18.
Citizenship and Residency of Directors
Under the CBCA, at least 25% of the directors must be resident Canadians; if the corporation has fewer than four (4) directors, at least one (1) must be a resident Canadian. Additional residency requirements may apply to prescribed sectors. A resident Canadian means an individual who is (a) a Canadian citizen ordinarily resident in Canada, (b) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons, or (c) a permanent resident and ordinarily resident in Canada.	There are no residency requirements for directors of an English company under the Laws of England and Wales.
Removal of Directors

Under the CBCA, shareholders may remove any director or directors by ordinary resolution at a special meeting, subject to class voting if a class has the exclusive right to elect that director.

Teck’s by-laws provide that if the removal of a director is to be considered at a shareholders’ meeting, the notice of meeting must state this business in sufficient detail to permit shareholders to form a reasoned judgment.

Under the UK Companies Act, a company may, by ordinary resolution at a shareholders meeting, remove a director before the expiration of his or her period of office, subject to certain procedural requirements as to notice and the director’s right to make representations.
Filling Vacancies on the Board of Directors
A vacancy created by removal may be filled at the meeting at which the director is removed or thereafter in accordance with the CBCA. A quorum of directors may fill a vacancy except for vacancies resulting from an increase in the number or minimum/maximum number of directors, or from a failure to elect the number/minimum number provided in the articles.

The Anglo Articles provide that Anglo American plc may, by ordinary resolution, elect, and the Anglo Board shall have the power at any time to appoint, a person who is willing to act as a director to fill a casual vacancy or as an additional director but not so that the total number of directors shall exceed the maximum number fixed by or in accordance with the Anglo Articles. Any person so appointed by the directors shall retire at the next annual general meeting or, if the notice of the next annual general meeting has already been sent at the time of such person's appointment by the directors, the annual general meeting following that one and shall then be eligible for election. No person shall be elected as a director unless such person is recommended by the Anglo Board or Anglo American plc has received confirmation from such person in writing of that person's willingness to be elected as a director, no later than seven (7) days before the general meeting at which the relevant resolution is proposed.

The Anglo Articles provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which the director was elected or last re-elected by Anglo American plc, or at such earlier annual general meeting as the directors may resolve. A director who retires at any annual general meeting shall be eligible for election or re-election unless the directors resolve otherwise not later than the date of the notice of such annual general meeting.

CBCA	UK Companies Act
In addition, the UK Corporate Governance Code (which applies to companies whose shares are listed in the equity shares (commercial companies) category of the Official List of the FCA on a ‘comply or explain’ basis) sets out additional principles and provisions in relation to board appointments and composition. This includes a provision that all directors should be subject to annual re-election.
Quorum of Directors
Under the CBCA and Teck’s by-laws, a majority of the number of directors then in office constitutes quorum for the transaction of business at any meeting of the board. At least 25% of directors present must be resident Canadians.	The Anglo Articles provide that the quorum for the transaction of the business of the Anglo Board may be fixed by the Anglo Board and, unless so fixed at any other number, shall be two (2) directors. An alternate director counts as one (1) director for the purpose of deciding whether a quorum is present regardless of whether he or she is a director acting also as an alternate director or has been appointed as an alternate director by more than one (1) director.
Required Vote for Certain Transactions – Special Majority Requirements
Under the CBCA, special resolutions require approval by at least two-thirds of the votes cast at a meeting of shareholders. Special resolutions are required for fundamental changes including: certain amendments to articles; continuances; certain amalgamations; sale, lease or exchange of all or substantially all property; and certain other fundamental changes.

Under the UK Companies Act, for the passing of special resolutions by poll, the approval of shareholders representing not less than 75% of the votes cast at a general meeting (whether in present in person or by proxy) is required. Special resolutions are required, among other things, to approve the following matters:

•      a change of the company’s name (provided that a company may provide in its articles that directors may approve a change of the company’s name);

•      a reduction of capital or purchase of own shares from capital;

•      an amendment of the articles of association;

•      the disapplication of shareholders’ pre-emption rights on issues of shares for cash under the UK Companies Act; and

•      the re-registration of a public limited company as a private limited company.

In addition to matters requiring the passing of special resolutions, certain corporate actions under the UK Companies Act require the approval by holder(s) of at least 75% of shares. Depending on the matter, the approval may be determined with reference to the nominal value, number, or value of the shares. These matters include (amongst others) the variation of class rights attached to shares and compromises and arrangements.

Required Vote for Certain Transactions – Simple Majority Requirements

Ordinary business is approved by a simple majority of votes cast (unless a greater majority is prescribed by the CBCA, the articles, by-laws or a unanimous shareholder agreement). Ordinary business includes election/removal of directors (unless cumulative voting applies), auditor appointment/removal, and by-law confirmations.

Under the UK Companies Act, for an ordinary resolution to be passed by poll, the approval of shareholders representing more than 50% of the votes cast at a general meeting (whether in person or by proxy) is required. Ordinary resolutions are required, among other things, to approve the following matters:

•      the appointment or removal of a director at a general meeting;

CBCA	UK Companies Act
• the appointment or removal of auditors; and • authorizing directors to allot shares.
Quorum of Shareholders

Under the CBCA, unless the by-laws otherwise provide, a quorum exists if the holders of a majority of the shares entitled to vote at the meeting are present in person or by proxy; if present at the opening, business may proceed even if quorum is not maintained.

Teck’s by-laws set a specific quorum: three (3) persons present in person, each being a shareholder or representative duly authorized entitled to vote or a duly appointed proxy for a shareholder so entitled and holding or representing, in the aggregate, not less than 25% of the votes entitled to be cast at the meeting.

The Anglo Articles provide that two (2) members (meaning Anglo Shareholders) present at a general meeting or represented by proxy shall be a quorum.

There is no requirement under the Anglo Articles for members to hold a minimum percentage of the voting share capital to be present at the general meeting.

Notice of Meeting of Shareholders

Notice of the time and place of a meeting must be sent not less than 21 days and not more than 60 days before the meeting to each shareholder entitled to vote, each director and the auditor. Record dates may be fixed within prescribed periods.

Under the UK Companies Act, not less than 21 days’ notice is required for all annual general meetings and general meetings unless at the immediately preceding annual general meeting or at a general meeting held since that annual general meeting shareholders approve a shorter notice period for general meetings, which cannot, however, be less than 14 clear days.

At its annual general meeting on April 30, 2025, Anglo Shareholders approved a special resolution which authorizes Anglo American plc to call a general meeting (other than an annual general meeting) on not less than 14 clear days’ notice.

Annual Meeting of Shareholders
The directors must call an annual meeting not later than 18 months after incorporation, and subsequently not later than 15 months after the last annual meeting and not later than six (6) months after the end of the preceding financial year. Teck Shareholders of record are entitled to notice and to attend and vote.	Under the Anglo Articles and the UK Companies Act, Anglo American plc shall hold a general meeting as its annual general meeting no later than six (6) months following its accounting reference date (being December 31) (in addition to any other meeting held during that period).
Special Meeting of Shareholders and Shareholder Requisitions

Directors may call a special meeting at any time. Holders of not less than 5% of the issued voting shares may requisition the directors to call a meeting for the purposes stated in the requisition.

Under Teck’s by-laws, the Teck Board, chair of the Teck Board or the chief executive officer may at any time call a special meeting of shareholders.

The Anglo Articles provide that the Anglo Board can call general meetings whenever and at such times as it shall determine, in accordance with the UK Companies Act. In addition, the Anglo Shareholders representing at least 5% of the paid-up capital of Anglo American plc that carries the right of voting at general meetings of Anglo American plc (excluding any paid-up capital held as treasury shares) can require the directors to call a general meeting.

The request must state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may be properly moved and is intended to be moved at the meeting.

A resolution may be properly moved at a meeting unless:

•      if passed, it would be ineffective;

CBCA	UK Companies Act
• it is defamatory to any person; or • it is frivolous or vexatious. A request may be in hard copy form or in electronic form and must be authenticated by the person or persons making it.
Location of Shareholder Meetings

Under the CBCA, meetings shall be held at the place within Canada provided in the by-laws or as determined by directors; they may be held outside Canada if so provided in the articles or if all voting shareholders agree.

Teck’s by-laws provide for meetings to be held within the municipality of Teck’s registered office or another place in Canada as the Teck Board determines.

Hybrid and virtual-only meetings are permitted if the corporation makes available a communication facility permitting all participants to communicate adequately.

The Anglo Board can call general meetings at such places as it shall determine. The Anglo Articles allow the Anglo Board to decide that the meeting shall be held at two (2) or more locations.

The Anglo Articles also allow the Anglo Board to hold a general meeting as a combined physical and electronic meeting.

Shareholder Proposals
Under the CBCA, a registered holder or beneficial owner may submit a proposal for the annual meeting, subject to eligibility requirements, the proponent must have held at least: (a) 1% of the voting shares; or (b) shares with at least CAD$2,000 fair market value for at least six (6) months before submitting the proposal, or have the support of others meeting those thresholds in aggregate.

Under the UK Companies Act, the shareholders of a company may require the company to circulate, to shareholders of the company entitled to receive notice of an annual general meeting, a statement of not more than 1,000 words with respect to a matter referred to in a proposed resolution or other business to be dealt with at that annual general meeting.

A company is required to circulate a statement once it has received requests to do so from the shareholders of the company representing at least 5% of the total voting rights of all the shareholders who have a relevant right to vote (excluding any voting rights attached to any shares in the company held as treasury shares) or at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up, an average sum per shareholder, of at least £100.

A request: (a) may be in hard copy form or in electronic form; (b) must identify the statement to be circulated; (c) must be authenticated by the person or persons making it; and (d) must be received by the company at least one (1) week before the meeting to which it relates.

Proxies
Under both the CBCA and Teck’s by-laws, a shareholder entitled to vote may appoint a proxyholder or alternate proxyholders who need not be shareholders. Management proxy solicitation and circular requirements apply, with exemptions and notice-and-access available in prescribed circumstances.

Under the UK Companies Act, every shareholder of a company is entitled to appoint another person, who need not be a shareholder, as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at a meeting of the company.

The Anglo Articles provide that the appointment of a proxy shall be made in writing and shall be in any usual form or in any other form which the Anglo Board may approve. Subject thereto, the appointment of a proxy may be: (a) in hard copy form; or (b) by electronic means on such terms and subject to such conditions as the Anglo Board considers fit.

CBCA	UK Companies Act
The appointment of a proxy shall not preclude an Anglo Shareholder from attending and voting in person at the relevant Anglo American plc general meeting. An Anglo Shareholder may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different Anglo American Share or Anglo American Shares held by that Anglo Shareholder.
Amendment of Articles
Under the CBCA, amendments require shareholder approval by special resolution for certain fundamental changes (e.g. name change, share changes, constraints, registered office province, number of directors). Class/series votes are required where class/series rights are affected.	Under the UK Companies Act, any amendment to a company’s articles requires shareholder approval by special resolution (being not less than 75% of shareholders’ votes cast at a general meeting (whether present in person or by proxy) on a poll). Under the UK Companies Act, unless otherwise in accordance with the company’s articles of association, a special resolution of holders of a class of shares is required where class rights will be varied or abrogated by the amendment.
Amendment of By-laws

Under the CBCA, directors may make, amend or repeal by-laws regulating the business and affairs; such by-laws must be submitted to shareholders at the next meeting for confirmation, rejection or amendment by ordinary resolution, and are effective until so dealt with.

No corresponding Laws of England and Wales, as there is no concept of by-laws in England and Wales. The provisions that are included in the articles of association which regulate the affairs of the company.
Compulsory Acquisition
The CBCA provides a right of compulsory acquisition to an offeror that acquires 90% of a class of shares under a takeover bid, permitting the purchase of remaining shares on specified terms and timelines.

Under the UK Companies Act, where a bidder has made a takeover offer within the meaning of the Companies Act and obtains acceptances of at least 90% of the shares in the target company to which the offer relates (which would exclude, among others, any shares in the target already held by the bidder) and acceptances of at least 90% of the voting rights carried by such shares, it can require the remaining non-accepting shareholders to sell their shares on the terms of the offer (known as a “squeeze out”).

In addition, Rule 9 of the City Code also provides that a mandatory takeover bid is required when a person or group (either individually, or together with their persons acting in concert) acquires an interest in shares that carry 30% or more of the company's voting rights.

Rights of Dissent and Appraisal
Dissent rights are available for certain transactions listed in the CBCA, including: certain amendments to articles (e.g., constraints on share issue/transfer/ownership; restrictions on business); certain amalgamations; continuances; sale, lease or exchange of all or substantially all property; and court-approved going-private or squeeze-out transactions. A compliant dissenting shareholder is entitled to be paid the fair value of shares as of the day before the resolution was adopted or the arrangement order was made.

Under the UK Companies Act and subject to certain conditions, shareholders may make an application to the court for relief, in certain limited circumstances, including:

•      where shareholders of not less than 5% in nominal value of the company’s issued share capital apply to the court for the cancellation of the resolution passed by a public limited company to be re-registered as a private limited company;

•      where shareholders of not less than 15% of the class in question object to a proposed variation of the rights attaching to such class of shares;

CBCA	UK Companies Act

•      in a takeover offer situation where the offeror has acquired 90% of the shares to which the offer relates and a non-accepting shareholder objects to his or her shares being compulsorily acquired or otherwise the terms on which they are being compulsorily acquired by the offeror; and

•      where the company’s affairs are being conducted in a manner that is unfairly prejudicial to the shareholders generally or any part of them.

Remedies which the court may grant include:

•      the cancellation of the resolution complained of;

•      disallowing the variation of class rights; and

•      an order that the offeror is not entitled to acquire the shares at all, or they must be acquired on such terms as the court thinks fit.

Oppression Remedy
A complainant may apply for an oppression remedy under the CBCA. If a court is satisfied that the corporation’s or an affiliate’s conduct is oppressive, unfairly prejudicial to or unfairly disregards the interests of any security holder, creditor, director or officer, the court may make any interim or final order it thinks fit.	Under the UK Companies Act, a shareholder may apply to the court by petition for an order on the ground that the company’s affairs are being or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally or some part of its shareholders (including at least himself or herself), or that any actual or proposed act or omission of the company is or would be so prejudicial. If the court is satisfied that a petition is well founded, it may make such order as it thinks fit for giving relief in respect of the matters complained of.
Shareholder Derivative Actions
Under the CBCA, with leave of a court, a complainant may bring or intervene in an action in the name and on behalf of the corporation or a subsidiary. The court must be satisfied that notice was given (or as ordered), the complainant is acting in good faith, and the action appears in the interests of the corporation.

Under the UK Companies Act, a shareholder may bring an action in their own name seeking a remedy on behalf of a company in respect of a default or breach of duty by a director of that company.

A shareholder who is seeking permission to continue a derivative claim: (a) is required to make a prima facie case for permission to continue the claim; and (b) is required to file evidence in respect of its claim. A court may not give permission to continue the claim if (a) it is satisfied that a person acting in accordance with a duty to promote the success of the company would not seek to continue the claim, or (b) the act or omission giving rise to the cause of action has been authorized or ratified by the company.

On hearing the application, the court may: (a) give permission to continue the claim as a derivative claim on such terms as it thinks fit; (b) refuse permission and dismiss the application, or (c) adjourn the proceedings and give such directions as it thinks fit.

CBCA	UK Companies Act
Shareholders’ Statutory Pre-Emptive Rights
Under the CBCA, shareholders do not have statutory pre-emptive rights unless provided in the articles or a unanimous shareholder agreement. Teck’s articles do not contain such a provision.

Under the UK Companies Act, subject to certain exceptions, prior to an allotment of equity securities for cash, those securities must first be offered to existing shareholders in proportion to their existing holdings. These rights may be disapplied or varied by a special resolution passed at a general meeting.

Anglo Shareholders passed a special resolution disapplying certain pre-emption rights at Anglo American’s last annual general meeting on April 30, 2025. This resolution will expire at the earlier of the conclusion of Anglo American’s annual general meeting in 2026 or the close of business on June 30, 2026.

There are no statutory pre-emption rights where equity securities are issued for non-cash, or partly non-cash, consideration.

Indemnification of Directors and Officers

Under the CBCA, a corporation may indemnify current and former directors and officers and certain others, and may advance defense costs, subject to statutory conditions.

Teck’s by-laws provide indemnification for such persons provided they acted honestly and in good faith with a view to the best interests of Teck and, in the case of a criminal or administrative action, that person had reasonable grounds for believing that his or her conduct was lawful.

Under the UK Companies Act, subject to certain conditions, directors may be indemnified against liability incurred by the director to a person other than the company or an associated company.

The Anglo Articles provide that, to the extent permitted by the UK Companies Act and without prejudice to any indemnity to which he or she may otherwise be entitled, every person who is or was a director of Anglo American plc or an associated company shall be and shall be kept indemnified out of the assets of Anglo American plc against all costs, charges, losses and liabilities incurred by such director in connection with any negligence, default, breach of duty or breach of trust by such director in relation to Anglo American plc or an associated company.

Director Liability
Under the CBCA and Teck’s by-laws, directors and officers must act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. Under the CBCA, in considering the best interests of the corporation, directors may consider the interests of shareholders, employees, retirees and pensioners, creditors, consumers, governments, the environment, and the long-term interests of the corporation. No provision in the articles, by-laws, resolutions or contracts can relieve a director or officer from these duties or liabilities imposed by the CBCA.

Under the UK Companies Act, directors must act within their powers, act in a way they consider, in good faith, will be most likely to promote the success of the company for its members as a whole, exercise independent judgment, exercise reasonable care, skill and diligence, avoid conflicts of interest, not accept benefits from third parties and declare an interest in a proposed transaction or arrangement with the company.

Under the UK Companies Act, Anglo Shareholders can ratify a breach of duty by passing an ordinary resolution, but unlawful acts cannot be ratified

Limitations on Director Liability
Under Teck’s by-laws, directors and officers are not personally liable for losses or errors made in good faith while performing their duties with reasonable care, except for losses caused by their own willful neglect, default, or breach of applicable laws and regulations.

The UK Companies Act provides that any provision that purports to exempt a director from any liability that would otherwise attach in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

However, a company may provide a director with funds to meet against defense costs, or costs incurred in a relief application. The director must repay the costs if the director’s defence or application is unsuccessful.

Additionally, the shareholders of a company may ratify a director’s breach of duty by ordinary resolution, releasing such director from liability to the company.

CBCA	UK Companies Act

Transactions Involving Directors
Under the CBCA, a director or officer who is a party to, or has a material interest in a party to, a material contract or transaction with the corporation must disclose in writing the nature and extent of the interest and, subject to limited exceptions, abstain from voting. Exceptions include matters relating primarily to remuneration as a director, indemnity/insurance, or transactions with an affiliate.

The UK Companies Act and the Anglo Articles provide that the Anglo Board may authorize any matter which would, if not so authorized, involve a breach of duty by a director due to a conflict of interest under section 175 of the UK Companies Act. Any such authorization will be effective only if any requirement as to the quorum at the meeting or part of the meeting at which the matter is considered is met without counting the director in question or any other directors interested in the matter under consideration and the matter was agreed to without such directors voting or would have been agreed to if such directors’ vote had not been counted.

The UK Companies Act and the Anglo Articles require that a director of Anglo American plc who is in any way interested:

•      in a proposed transaction or arrangement with Anglo American plc, must declare the nature and extent of his or her interest to the other directors before Anglo American plc enters into the transaction or arrangement; and

•      in a transaction or arrangement entered into by Anglo American plc, must declare the nature and extent of the interest to the other directors as soon as is reasonably practicable (unless it has already been declared in advance of entering into the transaction), in each case, in a prescribed manner and subject to certain limited exceptions set out in the Anglo Articles.

Subject to the UK Companies Act and the Anglo Articles, a director may be permitted to be a party to or otherwise be interested in any transaction or arrangement with Anglo American plc.

APPENDIX “M”
FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

THIS VOTING AND EXCHANGE TRUST AGREEMENT (this “Agreement”) dated effective as of [●] is made among Anglo American plc (to be renamed Anglo Teck plc on the date hereof), a public company incorporated under the laws of England and Wales (“Anglo Teck”), [●], a corporation existing under the laws of Canada (“CallCo”), [●], a corporation existing under the laws of Canada (“ExchangeCo”), [●], a private limited company incorporated under the laws of Jersey (“HoldCo”) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Trustee”).

RECITALS:

A.	In connection with an arrangement agreement dated September 9, 2025 (the “Arrangement Agreement”) between Anglo Teck and Teck Resources Limited, ExchangeCo is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of class A common shares and class B subordinate voting shares in the capital of Teck Resources Limited pursuant to an arrangement of Teck Resources Limited under Section 192 of the Canada Business Corporations Act (the “Arrangement”) on the terms and subject to the conditions set out in the Plan of Arrangement (as defined in the Arrangement Agreement) (the “Plan of Arrangement”).

B.	Pursuant to the Arrangement Agreement, Anglo Teck has agreed to execute this Agreement, to cause each of CallCo and ExchangeCo to execute this Agreement and to procure that HoldCo execute this Agreement.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1            Definitions

In this Agreement, each term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of ExchangeCo and the following terms shall have the following meanings:

“Agreement” has the meaning ascribed thereto in the preamble to this Agreement;

“Anglo Teck” has the meaning ascribed thereto in the preamble to this Agreement;

“Anglo Teck Consent” has the meaning ascribed thereto in Section 4.2;

“Anglo Teck Meeting” has the meaning ascribed thereto in Section 4.2;

“Anglo Teck Shareholders” means the holders of Anglo Teck Shares;

“Anglo Teck Successor” has the meaning ascribed thereto in Section 11.1(a);

“Arrangement Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

“Automatic Exchange Right” has the meaning ascribed thereto in Section 5.12(2);

“Beneficiaries” means the registered holders from time to time of Exchangeable Shares, other than Anglo Teck and its affiliates;

“Beneficiary Votes” has the meaning ascribed thereto in Section 4.2;

“CallCo” has the meaning ascribed thereto in the preamble to this Agreement;

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertified securities operated by Euroclear UK & International Limited;

“Event of Default” has the meaning ascribed thereto in the Security Agreement;

“Exchange Right” has the meaning ascribed thereto in Section 5.1;

“Exchangeable Shares” has the meaning ascribed thereto in the recitals to this Agreement;

“ExchangeCo” has the meaning ascribed thereto in the preamble to this Agreement;

“HoldCo” has the meaning ascribed thereto in the preamble to this Agreement;

“HoldCo Anglo Teck Shares” means the Anglo Teck Shares issued on the Effective Date, and as may be issued from time to time hereafter, to HoldCo as beneficial holder pursuant to Section 3.1 and Section 2.1(d) of the Support Agreement, as applicable;

“Indemnified Parties” has the meaning ascribed thereto in Section 9.1;

“Insolvency Event” means (i) the institution by ExchangeCo of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of ExchangeCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by ExchangeCo of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by ExchangeCo to contest in good faith any such proceedings commenced in respect of ExchangeCo within 30 days of becoming aware thereof, or the consent by ExchangeCo to the filing of any such petition or to the appointment of a receiver, (iii) the making by ExchangeCo of a general assignment for the benefit of creditors, or the admission in writing by ExchangeCo of its inability to pay its debts generally as they become due, or (iv) ExchangeCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 7 of the Exchangeable Share Provisions specified in a retraction request delivered to ExchangeCo in accordance with Section 7(a)(i) of the Exchangeable Share Provisions;

“Liquidation Event” has the meaning ascribed thereto in Section 5.12(1)(a);

“Liquidation Event Effective Date” has the meaning ascribed thereto in Section 5.12(3);

“List” has the meaning ascribed thereto in Section 4.6;

“Officer’s Certificate” means, with respect to Anglo Teck, CallCo, HoldCo or ExchangeCo, a certificate signed by any one of the respective directors or officers of Anglo Teck, CallCo, HoldCo or ExchangeCo, as applicable;

“Plan of Arrangement” has the meaning ascribed thereto in the recitals to this Agreement;

“Power of Attorney” means the power of attorney granted by HoldCo to the Trustee pursuant to Section 2.1, Section 6.3(c) and Section 12.6, as applicable;

“Privacy Laws” has the meaning ascribed thereto in Section 7.18;

“Security Agreement” means the security agreement dated the date hereof between Anglo Teck and HoldCo providing for, among other things, the Security Power of Attorney and certain consequences of an Event of Default;

“Security Power of Attorney” means a power of attorney to be granted by HoldCo to Anglo Teck under the Security Agreement, which power of attorney shall become effective automatically and without notice upon the occurrence of an Event of Default;

“Transfer Form” has the meaning ascribed thereto in Section 6.5;

“Transferee” has the meaning ascribed thereto in Section 12.6;

“Trust” means the trust created by this Agreement under the laws of the Province of British Columbia;

“Trust Estate” means the rights of the Trustee granted to it by HoldCo hereunder in respect of the Voting Rights, any other securities, the Exchange Right, the Automatic Exchange Right and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

“Trustee” has the meaning ascribed thereto in the preamble to this Agreement; and

“Voting Rights” means any and all the voting rights attaching to the HoldCo Anglo Teck Shares from time to time.

Section 1.2            Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

Section 1.3            Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

Section 1.4            Date for any Action and Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada, unless otherwise specified.

Section 1.5            Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in Canadian dollars.

Section 1.6            Statutes

Any reference to a statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.

Section 1.7            Other Definitional and Interpretive Provisions

(1)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(2)	References in this Agreement to any contract or agreement are to that contract or agreement as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(3)	References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

(4)	A Person is considered to “control” another Person if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(5)	Any reference in this Agreement to the issuance, transfer or delivery of shares shall include the issuance or delivery of certificates representing such shares, the crediting of CREST accounts with such shares or the issuance or delivery of such shares by the System Operator (as the case may be) or other electronic transfer, as applicable.

Article 2
PURPOSE OF AGREEMENT

Section 2.1            Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries as herein provided. HoldCo hereby grants to the Trustee an irrevocable power of attorney to exercise the Voting Rights pursuant to and in accordance with the terms of this Agreement (including but not limited to Section 7.1), coupled with an interest in those Voting Rights in order to enable the Trustee to exercise such rights, and the Trustee will hold the Exchange Right and the Automatic Exchange Rights on a Liquidation Event in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on the direction and behalf of, and for the use and benefit of, the Beneficiaries as provided in this Agreement (provided that the Power of Attorney granted under this Section 2.1 shall (i) be without prejudice to Section 6.3 and terminate on the date which is one year from the date hereof (subject to renewal as provided in Section 6.3(c)) and (ii) be without prejudice to (A) Section 6.3(b) or (B) the Security Power of Attorney, and shall terminate on the date the Trust is terminated pursuant to Section 13.1) and the provisions of this Agreement relating to the Voting Rights, the Trust Estate and the rights, powers, authority and obligations of the Trustee in relation thereto shall be construed accordingly.

Article 3
HOLDCO ANGLO TECK SHARES AND VOTING RIGHTS

Section 3.1            Issue and Ownership of the HoldCo Anglo Teck Shares and Voting Rights

Upon this Agreement becoming binding as contemplated in Section 2.4(e)(ii) of the Plan of Arrangement and for good and valuable consideration (the sufficiency and receipt of which is hereby acknowledged) and as contemplated by Section 2.4(e)(iii) of the Plan of Arrangement, (x) Anglo Teck shall allot and issue to HoldCo, through the Book-Based System, the number of Anglo Teck Shares equal to the number of Exchangeable Shares issued to the former shareholders of Teck that have validly elected to receive Exchangeable Shares under the Plan of Arrangement as duly authorized, fully paid-up and validly issued shares, and shall deliver such HoldCo Anglo Teck Shares to HoldCo and (y) HoldCo and Anglo Teck shall enter into the Security Agreement. During the term of the Trust and subject to the terms and conditions of this Agreement, the Security Agreement and the Power of Attorney, (A) HoldCo shall possess and be vested with full beneficial ownership of the HoldCo Anglo Teck Shares, subject to the Voting Rights of the Trustee and HoldCo’s irrevocable undertaking hereunder not to exercise the Voting Rights on its own behalf, and (B) the Trustee shall be entitled to exercise the Voting Rights in accordance with the terms of this Agreement, and more specifically:

(a)	the Trustee shall hold the Voting Rights and all rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement and the Power of Attorney;

(b)	except as specifically authorized by this Agreement, the Trustee shall have no power or authority to sell, transfer (including any transfer out of the Book-Based System), vote or otherwise deal in or with either the HoldCo Anglo Teck Shares or the Voting Rights, and the Voting Rights shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the HoldCo Anglo Teck Shares) other than the purposes for which this Trust is created pursuant to this Agreement;

(c)	except as specifically authorized or required by this Agreement or the Security Agreement, HoldCo shall not sell, transfer, vote or otherwise deal in or with the HoldCo Anglo Teck Shares or the Voting Rights, and the HoldCo Anglo Teck Shares shall not be used or disposed of by HoldCo for any purpose other than pursuant to this Agreement or the Security Agreement; and

(d)	except as specifically authorised or required by the Security Agreement, HoldCo shall transfer the HoldCo Anglo Teck Shares only as Anglo Teck directs in writing, which may include a direction by Anglo Teck to transfer the HoldCo Anglo Teck Shares to a Canadian nominee to hold the HoldCo Anglo Teck Shares as nominee on behalf of HoldCo provided that the terms of such arrangement permit HoldCo to continue to comply with its obligations hereunder, provided that for greater certainty nothing shall limit HoldCo from selling or transferring to Anglo Teck (or at Anglo Teck’s direction) a cumulative number of HoldCo Anglo Teck Shares equal to the cumulative number of Exchangeable Shares that have been purchased by Anglo Teck or its affiliates from holders of Exchangeable Shares or redeemed, retracted or exchanged, including on the purchase, redemption, retraction or exchange thereof.

For greater certainty, neither the Trustee nor the Beneficiaries will have any right, title or interest in or to the HoldCo Anglo Teck Shares (including for greater certainty any right, title or interest in the Security Agreement or the obligations of HoldCo pursuant to Section 6.2 and Section 6.3) other than the right to exercise the Voting Rights as provided pursuant to the terms of this Agreement or the Power of Attorney.

Section 3.2            Legended Share Certificates

ExchangeCo shall cause the certificates (if any) representing Exchangeable Shares to bear a legend notifying the Beneficiary of such shares of his, her or its right to instruct the Trustee with respect to the exercise of such number of the Voting Rights as corresponds to the number of Exchangeable Shares held by each such Beneficiary.

Section 3.3            Safe Keeping of Certificate

The certificates (if any) representing the HoldCo Anglo Teck Shares shall at all times be held in safe keeping by HoldCo or its duly authorized agent. For greater certainty, it is in the intention of Anglo Teck and HoldCo for the HoldCo Anglo Teck Shares to be held in the Book-Based System.

Article 4
EXERCISE OF VOTING RIGHTS

Section 4.1            Voting Rights

The Trustee, as the Person entitled to exercise the Voting Rights, shall be entitled to exercise all of the Voting Rights, including the right to consent to or vote the HoldCo Anglo Teck Shares in person, by proxy or by corporate representative, on any resolution, matter, question, proposal or proposition whatsoever that may properly come before the Anglo Teck Shareholders at an Anglo Teck Meeting or in connection with any Anglo Teck Consent. The Voting Rights shall be and remain vested in and exercisable by the Trustee on behalf of the Beneficiaries as provided in this Agreement. Subject to Section 7.15:

(a)	the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries on the record date established by Anglo Teck or by applicable law for such Anglo Teck Meeting or Anglo Teck Consent who are entitled to instruct the Trustee as to the voting thereof;

(b)	to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights in respect of which such Beneficiary is entitled to instruct the Trustee by the date established by the Trustee for the receipt of such instructions pursuant to Section 4.3(1)(f), the Trustee shall not exercise or permit the exercise of such Voting Rights; and

(c)	without prejudice to paragraph (b) above, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Exchangeable Shares outstanding at the relevant time (excluding those Exchangeable Shares held by Anglo Teck or an affiliate of Anglo Teck).

Section 4.2            Number of Votes

With respect to all meetings of Anglo Teck Shareholders (or of any part of the Anglo Teck Shareholders which includes HoldCo as the beneficial holder of the HoldCo Anglo Teck Shares) at which Anglo Teck Shareholders (or some of the Anglo Teck Shareholders which includes HoldCo as the holder of the HoldCo Anglo Teck Shares) are entitled to vote (each, an “Anglo Teck Meeting”) and with respect to all written consents sought by Anglo Teck from its shareholders (or any class of shareholders) that include the holders of Anglo Teck Shares (each, a “Anglo Teck Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one Voting Right for each Exchangeable Share owned of record by such Beneficiary at the close of business on the record date established by Anglo Teck or by applicable law for such Anglo Teck Meeting or Anglo Teck Consent, as the case may be, in respect of each resolution, matter, question, proposal or proposition to be voted on at such Anglo Teck Meeting or consented to in connection with such Anglo Teck Consent (collectively, the “Beneficiary Votes”), on the basis that each Exchangeable Share held by the Beneficiary entitles him, her or it to direct the Trustee as to the exercise of the Voting Rights attributable to one HoldCo Anglo Teck Share.

Section 4.3            Mailings to Shareholders

(1)	With respect to each Anglo Teck Meeting or Anglo Teck Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Anglo Teck utilizes in communications to Anglo Teck Shareholders, subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner of communications and provided that such manner of communications is reasonably available to the Trustee) to each Beneficiary named in the applicable List on the same day as the mailing or notice (or other communication) with respect thereto is commenced by or on behalf of Anglo Teck to the Anglo Teck Shareholders:

(a)	a copy of such mailing or other notice, together with any related materials, including, without limitation, any proxy statement or notice of internet availability of proxy materials, any circular or information statement, to be provided to Anglo Teck Shareholders;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Anglo Teck Meeting or Anglo Teck Consent or, pursuant to Section 4.7, to attend such Anglo Teck Meeting and to exercise personally the Beneficiary Votes thereat;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give (i) a proxy in favour of such Beneficiary or his, her or its designee to exercise personally such holder’s Beneficiary Votes, or (ii) a proxy in favour of a designated agent or other representative of Anglo Teck to exercise such holder’s Beneficiary Votes;

(d)	a statement that if no such instructions are received from such Beneficiary, the Beneficiary Votes to which the Beneficiary is entitled will not be exercised;

(e)	a form of direction such Beneficiary may use to direct and instruct the Trustee as contemplated herein; and

(f)	a statement of (i) the time and date by which such instructions must be received by the Trustee in order for such instructions to be binding upon the Trustee, which in the case of an Anglo Teck Meeting shall not be earlier than the close of business on the Business Day that is three (3) Business Days immediately prior to the date by which Anglo Teck has required forms of proxy to be deposited for such meeting or consent, and (ii) of the method for revoking or amending such instructions.

(2)	The materials referred to in this Section 4.3 shall be provided to the Trustee by Anglo Teck, and the materials referred to in Section 4.3(1)(b), Section 4.3(1)(c), Section 4.3(1)(d), Section 4.3(1)(e) and Section 4.3(1)(f) shall (if reasonably practicable to do so) be subject to reasonable comment by the Trustee in a timely manner. Subject to the foregoing, Anglo Teck shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to Anglo Teck Shareholders. Anglo Teck agrees not to communicate with Anglo Teck Shareholders with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, Anglo Teck may, at its option, exercise the duties of the Trustee to deliver copies of all materials to all Beneficiaries as required by this Section 4.3 so long as, in each case, Anglo Teck delivers a certificate to the Trustee stating that Anglo Teck has undertaken to perform the obligations of the Trustee set forth in this Section 4.3.

(3)	For the purpose of determining the number of Beneficiary Votes to which a Beneficiary is entitled in respect of any Anglo Teck Meeting or Anglo Teck Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Anglo Teck or by applicable law for purposes of determining shareholders entitled to vote at such Anglo Teck Meeting or to consent in respect of such Anglo Teck Consent. Anglo Teck shall notify the Trustee of any decision of the board of directors of Anglo Teck with respect to the calling of any Anglo Teck Meeting or any Anglo Teck Consent and shall provide all necessary information and materials to the Trustee in each case promptly and, in any event, in sufficient time to enable the Trustee to perform the obligations of the Trustee set forth in this Section 4.3.

Section 4.4            Copies of Anglo Teck Shareholder Information

Anglo Teck shall deliver to the Trustee copies of all relevant materials (including notices of Anglo Teck Meetings but excluding forms of proxy to vote Anglo Teck Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed by Anglo Teck from time to time to Anglo Teck Shareholders in sufficient quantities and in sufficient time so as to enable the Trustee to send or cause to send those materials to each Beneficiary at the same time as such materials are first sent to Anglo Teck Shareholders. The Trustee shall mail or otherwise send to each Beneficiary, at the expense of Anglo Teck, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Anglo Teck) received by the Trustee from Anglo Teck contemporaneously with the sending of such materials to Anglo Teck Shareholders. The Trustee shall also make available for inspection during regular business hours by any Beneficiary at the Trustee’s principal office in Vancouver, British Columbia all relevant materials, information statements, reports and other written communications that are:

(a)	received by HoldCo as the beneficial holder of the Holdco Anglo Teck Shares (which material Anglo Teck will also send to the Trustee) and made available by Anglo Teck generally to the Anglo Teck Shareholders; or

(b)	specifically directed to the Beneficiaries, HoldCo or to the Trustee for the benefit of the Beneficiaries by Anglo Teck.

Notwithstanding the foregoing, Anglo Teck may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 4.4 so long as, in each case, Anglo Teck delivers a certificate to the Trustee stating that Anglo Teck has undertaken to perform the obligations of the Trustee set forth in this Section 4.4.

Section 4.5            Other Materials

As soon as reasonably practicable after receipt by Anglo Teck or Anglo Teck Shareholders (if such receipt is known by Anglo Teck) of any material sent or given by or on behalf of a third party to Anglo Teck Shareholders generally and information circulars (and related information and material) and any information, material or document in connection with any offer (as such term is defined in the City Code) relating to Anglo Teck, provided such material has not been sent to the Beneficiaries by or on behalf of such third party, Anglo Teck shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee shall mail or otherwise send to each Beneficiary, at the expense of Anglo Teck, copies of all such materials received by the Trustee from Anglo Teck. The Trustee shall also make available for inspection during regular business hours by any Beneficiary at the Trustee’s principal office in Vancouver, British Columbia copies of all such materials. Notwithstanding the foregoing, Anglo Teck may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 4.5 so long as, in each case, Anglo Teck delivers a certificate to the Trustee stating that Anglo Teck has undertaken to perform the obligations of the Trustee set forth in this Section 4.5.

Section 4.6            List of Persons Entitled to Vote

ExchangeCo shall (a) prior to each Anglo Teck Meeting or the seeking of any Anglo Teck Consent; and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with an Anglo Teck Meeting or Anglo Teck Consent, at the close of business on the record date established by Anglo Teck or pursuant to applicable law for determining the Anglo Teck Shareholders entitled to receive notice of, vote and/or participate at such Anglo Teck Meeting or vote on or consent to or approve an Anglo Teck Consent. Each such List shall be delivered to the Trustee promptly after receipt by ExchangeCo of such request or the record date for such meeting and, in any event, within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Anglo Teck agrees to give ExchangeCo notice (with a copy to the Trustee) of the calling of any Anglo Teck Meeting or the seeking of any Anglo Teck Consent, together with the record date therefor, sufficiently prior to the date of the calling of such meeting, so as to enable ExchangeCo to perform its obligations under this Section 4.6.

Section 4.7            Entitlement to Direct Votes

Subject to Section 4.8, Section 4.10 and Section 4.11, any Beneficiary named in a List prepared in connection with any Anglo Teck Meeting or Anglo Teck Consent shall be entitled to: (a) instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; (b) attend such meeting and personally exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled; or (c) appoint a third party as the proxy of the Trustee to attend such meeting and exercise thereat the Beneficiary Votes to which such Beneficiary is entitled except, in each case, to the extent that such Beneficiary has transferred the ownership of any Exchangeable Shares in respect of which such Beneficiary is entitled to Beneficiary Votes after the close of business on the record date for such meeting or seeking of such consent.

Section 4.8            Voting by Trustee and Attendance of Trustee Representative at Meeting

(1)	In connection with each Anglo Teck Meeting and Anglo Teck Consent, the Trustee shall exercise, either in person, by proxy or by corporate representative, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2 and Section 4.7, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions) other than any Beneficiary Votes that are the subject of Section 4.8(2); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(2)	To the extent so instructed in accordance with the terms of this Agreement, the Trustee shall execute and deliver or cause a representative who is empowered by it to execute and deliver, on behalf of the Trustee and in accordance with the instructions contained in any relevant form of proxy and/or notice of meeting, forms of proxy for Voting Rights enabling a Beneficiary to attend an Anglo Teck Meeting. Upon submission by a Beneficiary (or its designee) named in the List prepared in connection with the relevant Anglo Teck Meeting of identification satisfactory to the Trustee’s representative, and at the Beneficiary’s request, such representative shall execute and deliver to Anglo Teck, with a copy to such Beneficiary (or its designee), a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either: (a) has not previously given the Trustee instructions pursuant to Section 4.2 and Section 4.7 in respect of such Anglo Teck Meeting; or (b) submits to such representative written revocation of any such previous instructions.

Section 4.9            Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Anglo Teck utilizes in communications to Anglo Teck Shareholders subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the register of holders of Exchangeable Shares maintained by the registrar of Exchangeable Shares. In connection with each such distribution, ExchangeCo shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense, a current List, and upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement. ExchangeCo’s obligations under this Section 4.9 shall be deemed satisfied to the extent Anglo Teck exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and ExchangeCo provides the required information and materials to Anglo Teck.

Section 4.10          Termination of Voting Rights

Except as otherwise provided in the Exchangeable Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall lapse and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon:

(a)	the delivery by such holder to the Trustee of the certificate(s) (if any) representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right (unless Anglo Teck or CallCo, as the case may be, shall not have delivered the requisite Exchangeable Share Consideration in exchange therefor to the Trustee on behalf of and pending delivery to the Beneficiaries, in which case the Voting Rights represented by such Exchangeable Shares shall remain unaffected until such time as the requisite Exchangeable Share Consideration is so delivered);

(b)	the occurrence of the automatic exchange of Exchangeable Shares for Anglo Teck Shares, as specified in Article 5 (unless Anglo Teck or CallCo, as the case may be, shall not have delivered the requisite Exchangeable Share Consideration deliverable in exchange therefor to the Trustee pending delivery to the Beneficiaries, in which case the Voting Rights represented by such Exchangeable Shares shall remain unaffected until such time as the requisite Exchangeable Share Consideration is so delivered);

(c)	the retraction of Exchangeable Shares pursuant to Section 7 of the Exchangeable Share Provisions (unless payment of the aggregate Retraction Price payable to the holders of Exchangeable Shares shall not have been made upon presentation and surrender of share certificates (if any) and other required documents in accordance with the Section 7 of the Exchangeable Share Provisions, in which case the Voting Rights represented by such Exchangeable Shares shall remain unaffected until such time as the Retraction Price in respect of such Exchangeable Shares has been paid in the manner provided in Section 7 of the Exchangeable Share Provisions);

(d)	the redemption of Exchangeable Shares pursuant to Section 8 of the Exchangeable Share Provisions (unless payment of the aggregate Redemption Price payable to the holders thereof shall not have been made upon presentation and surrender of share certificates (if any) and other required documents in accordance with the Exchangeable Share Provisions, in which case the Voting Rights represented thereby shall remain unaffected until such time as the Redemption Price has been paid in the manner provided in Section 8 of the Exchangeable Share Provisions);

(e)	in the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs pursuant to Section 5 of the Exchangeable Share Provisions, the Liquidation Date (unless payment of the aggregate Liquidation Amount to the holders thereof shall not have been made upon presentation and surrender of such certificates (if any) and other required documents in accordance with the Exchangeable Share Provisions, in which case the Voting Rights represented thereby shall remain unaffected until such time as the Liquidation Amount has been paid in the manner provided in Section 5 of the Exchangeable Share Provisions); or

(f)	upon the purchase of Exchangeable Shares from the holder thereof by CallCo or Anglo Teck, as the case may be, pursuant to the exercise by Anglo Teck or CallCo of the Liquidation Call Right, the Redemption Call Right or the Retraction Call Right (unless, in any case, CallCo or Anglo Teck, as the case may be, shall not have delivered the requisite Exchangeable Share Consideration deliverable in exchange therefor in accordance with the Exchangeable Share Provisions, in which case the Voting Rights represented thereby shall remain unaffected until such time as the Exchangeable Share Consideration has been paid in the manner provided in the Exchangeable Share Provisions).

Section 4.11          Disclosure of Interest in Exchangeable Shares

The Trustee or ExchangeCo shall be entitled to require any Beneficiary or any Person who the Trustee or ExchangeCo, as the case may be, knows or has reasonable cause to believe holds any interest in an Exchangeable Share to: (a) confirm that fact; or (b) give such details as to who has an interest in such Exchangeable Share, in each case, as would be required (if the Exchangeable Shares were a class of “equity securities” of ExchangeCo) under Section 5.2 of National Instrument 62-104 - Take-Over Bids and Issuer Bids or as would be required under the articles of association (or other applicable constating documents) of Anglo Teck, the Companies Act, or any applicable laws or regulations or pursuant to the rules or regulations of any regulatory authority or applicable stock exchange, if and only to the extent that the Exchangeable Shares were Anglo Teck Shares. If a Beneficiary does not provide the information required to be provided by such Beneficiary pursuant to this Section 4.11, the board of directors of Anglo Teck may take any action permitted under the articles of association (or other applicable constating documents) of Anglo Teck or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority or applicable stock exchange, with respect to the Voting Rights relating to the Exchangeable Shares held by such Beneficiary as if, and only to that the extent that, the Exchangeable Shares were Anglo Teck Shares.

Section 4.12          Issue of Additional HoldCo Anglo Teck Shares

During the term of this Agreement Anglo Teck will not, without the consent of the holders of the Exchangeable Shares given in accordance with Section 12(b) of the Exchangeable Share Provisions, issue any additional Anglo Teck Shares to HoldCo except in accordance with Sections 2.1(c), 2.1(d) and 2.6 of the Support Agreement.

Article 5
EXCHANGE AND AUTOMATIC EXCHANGE

Section 5.1            Grant and Ownership of the Exchange Right and Automatic Exchange Right

(1)	Anglo Teck and, in the case of the Exchange Right, CallCo hereby grant to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a)	the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require CallCo, and if and only if CallCo does not satisfy its obligations pursuant to the exercise of such Exchange Right, Anglo Teck, to purchase from each or any Beneficiary all or any whole number of the Exchangeable Shares held by such Beneficiary in accordance with the provisions of this Agreement; and

(b)	the Automatic Exchange Right.

(2)	Each of Anglo Teck and CallCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Right by Anglo Teck or CallCo, as the case may be, to the Trustee.

(3)	During the term of the Trust, and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Right, provided that the Trustee shall:

(a)	hold the Exchange Right and the Automatic Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)	except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Right, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

(4)	The obligations of Anglo Teck to deliver Anglo Teck Shares pursuant to the Exchange Right or the Automatic Exchange Right are subject to all applicable laws and regulatory and stock exchange requirements.

Section 5.2            Legended Share Certificates

ExchangeCo shall cause each certificate representing Exchangeable Shares to bear a legend notifying the Beneficiary in respect of the Exchangeable Shares represented by such certificate of: (a) his, her or its right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by such Beneficiary; and (b) the Automatic Exchange Right.

Section 5.3            General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from any Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

Section 5.4            Purchase Price

The purchase price payable by Anglo Teck or CallCo, as the case may be, for each Exchangeable Share to be purchased by Anglo Teck or CallCo, as the case may be, pursuant to the exercise of the Exchange Right shall be an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the day of the closing of the purchase and sale of such Exchangeable Share pursuant to such exercise of the Exchange Right, which price may be satisfied only by Anglo Teck or CallCo, as the case may be, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Exchangeable Share Consideration representing such Exchangeable Share Price. In connection with each exercise of the Exchange Right, Anglo Teck or CallCo, as the case may be, shall provide to the Trustee an Officer’s Certificate setting forth the calculation of the Exchangeable Share Price. Upon payment by Anglo Teck or CallCo, as the case may be, of the Exchangeable Share Price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of (a) declared, payable and unpaid cash dividends or other cash distributions or returns of capital, and (b) declared, payable and unpaid non-cash dividends or other non-cash distributions or returns of capital on each such Exchangeable Share by ExchangeCo, and ExchangeCo shall cease to be obligated to pay any amount or make any distributions in respect of such dividends or other distributions or returns of capital.

Section 5.5            Exercise Instructions

Subject to the terms and conditions set forth herein, a Beneficiary shall be entitled upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any whole number of the Exchangeable Shares registered in the name of such Beneficiary. In order to cause the Trustee to exercise the Exchange Right with respect to all or any whole number of the Exchangeable Shares registered in the name of a Beneficiary, such Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Vancouver, British Columbia or at such other place as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Anglo Teck or CallCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the CBCA, the articles of ExchangeCo and such additional documents and instruments as Anglo Teck, ExchangeCo or the Trustee may reasonably require together with:

(a)	a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Anglo Teck or CallCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Anglo Teck or CallCo, as applicable, free and clear of all liens, claims, security interests and encumbrances; (iii) the names in which the certificates representing Anglo Teck Shares transferrable or deliverable in connection with the exercise of the Exchange Right are to be issued (or the names in which the Anglo Teck Shares to be transferred or delivered pursuant to CREST, the System Operator or other electronic transfers are to be registered); and (iv) if applicable, the names and addresses of the Persons to whom such new certificates should be delivered; and

(b)	payment (or evidence satisfactory to Anglo Teck, ExchangeCo and the Trustee of payment) of the Stamp Taxes (if any) payable as contemplated by Section 5.8;

provided that if only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Anglo Teck or CallCo pursuant to the exercise of the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued and delivered to the holder at the expense of ExchangeCo.

Section 5.6            Delivery of Exchangeable Share Consideration; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Shares which a Beneficiary desires Anglo Teck or CallCo to purchase pursuant to the exercise of the Exchange Right, together with a notice of exercise and such other documents and instruments specified by Section 5.5, the Trustee shall notify Anglo Teck, CallCo and ExchangeCo of its receipt of the same, which notice to Anglo Teck, CallCo and ExchangeCo shall constitute exercise of the Exchange Right by the Trustee on behalf of such Beneficiary in respect of such Exchangeable Shares, and Anglo Teck or CallCo, as the case may be, shall promptly thereafter deliver or cause to be delivered to the Trustee on behalf of and for delivery to such Beneficiary (or to such other Persons, if any, properly designated by such Beneficiary) the Exchangeable Share Consideration deliverable in connection with such exercise of the Exchange Right (less any amounts withheld pursuant to Section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to Anglo Teck, CallCo, ExchangeCo and the Trustee of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to Anglo Teck, CallCo and ExchangeCo of any exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary in respect of such Exchangeable Shares shall be deemed to have transferred to Anglo Teck or CallCo, as the case may be, all of such Beneficiary’s right, title and interest in and to such Exchangeable Shares and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Exchangeable Share Consideration in respect of such Exchangeable Shares, unless such Exchangeable Share Consideration is not delivered by Anglo Teck or CallCo, as the case may be, to the Trustee for delivery to such Beneficiary (or to such other Person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Exchangeable Share Consideration is so delivered. Upon delivery of such Exchangeable Share Consideration to the Trustee on behalf of the relevant Beneficiary, the Trustee shall promptly deliver such Exchangeable Share Consideration to such Beneficiary (or to such other Person, if any, properly designated by such Beneficiary). Concurrently with the closing of the transaction of purchase and sale contemplated by such exercise of the Exchange Right, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Anglo Teck Shares delivered to it pursuant to such exercise of the Exchange Right.

Section 5.7            Exercise of Exchange Right Subsequent to Retraction

If any Insolvency Event contemplated by limb (iv) of that definition occurs, subject to receipt by the Trustee of written notice to that effect from ExchangeCo, and provided that neither CallCo nor Anglo Teck shall have exercised its Retraction Call Right with respect to the Retracted Shares and that the Beneficiary shall not have revoked the Retraction Request delivered by the Beneficiary to ExchangeCo pursuant to Section 7(a)(i) of the Exchangeable Share Provisions, the Retraction Request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that ExchangeCo is unable to redeem. In any such event, ExchangeCo hereby agrees with the Trustee, and in favour of the Beneficiary, promptly to notify the Trustee of such prohibition against ExchangeCo and to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to ExchangeCo or to the Transfer Agent in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that ExchangeCo is not permitted to redeem and will require CallCo or, at the option of CallCo, Anglo Teck to purchase such shares in accordance with the provisions of this Article 5.

Section 5.8            Stamp or Other Transfer Taxes

(1)	Upon any sale or transfer of Exchangeable Shares to Anglo Teck or CallCo pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, the Anglo Teck Shares (including, for greater certainty, an interest in the global certificate representing the Anglo Teck Shares held in the Book-Based System) to be delivered in connection with the payment of the purchase price therefor shall be transferred or delivered to the Beneficiary in respect of the Exchangeable Shares so sold or transferred or to such other persons as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold or transferred; provided, however, that such Beneficiary: (a) shall pay (and none of Anglo Teck, CallCo, ExchangeCo or the Trustee shall be required to pay) any Stamp Taxes that may be payable in respect of any sale or transfer of such Exchangeable Shares to Anglo Teck or CallCo or in respect of the transfer or delivery of such Anglo Teck Shares to such Beneficiary or any other Person (including, for greater certainty, in the event that Anglo Teck Shares are being delivered, sold or transferred in the name of a clearing service or depositary or a nominee thereof; or (b) shall have evidenced to the satisfaction of Anglo Teck, CallCo, ExchangeCo and the Trustee that such Stamp Taxes (if any) have been paid.

(2)	Notwithstanding any other provision herein, holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Anglo Teck, its affiliates and the Trustee) shall be responsible for any and all Stamp Taxes payable in connection with the issuance or transfer of such Exchangeable Shares or their exchange for Anglo Teck Shares and transferees of Anglo Teck Shares or Persons to whom Anglo Teck Shares are delivered (in each case other than Anglo Teck, its affiliates and the Trustee) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Anglo Teck Shares, in each case, whether arising as a result of a change of law after the date of this Agreement or otherwise. In no event will Anglo Teck, CallCo, ExchangeCo or any affiliate of any of the foregoing, or the Trustee be responsible for any such Stamp Taxes and Anglo Teck, CallCo, ExchangeCo or any affiliate, and/or the Trustee shall make such regulations and arrangements as are necessary to ensure that such holders, such transferees and such Persons pay all such applicable Stamp Taxes.

(3)	Notwithstanding any other provision of the Exchangeable Share Provisions, or any term of this Agreement, the Support Agreement or the Plan of Arrangement, no Anglo Teck Shares shall be transferred or delivered (and Anglo Teck will not be required to transfer or deliver any Anglo Teck Shares) in connection with any liquidation, dissolution or winding-up of ExchangeCo, or any retraction, redemption or any other exchange, direct or indirect, of Exchangeable Shares, if such transfer or deliverance of Anglo Teck Shares would not be permitted by applicable laws.

Section 5.9            Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Anglo Teck and ExchangeCo shall give written notice thereof to the Trustee. As soon as practicable after receiving notice from Anglo Teck or ExchangeCo of the occurrence of an Insolvency Event, or upon the Trustee otherwise becoming aware of an Insolvency Event, the Trustee shall mail to each Beneficiary, at the expense of Anglo Teck (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Anglo Teck, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

Section 5.10          U.S. Registration Statement, Securities Law Compliance and Listing of Anglo Teck Shares

(1)	Anglo Teck covenants and agrees that it shall use its commercially reasonable efforts to (a) file, within 90 days of the Effective Date, a U.S. Registration Statement, on an appropriate form, under the U.S. Securities Act, to register the sale or resale of any and all of the Anglo Teck Shares that may be transferred or delivered to holders of the Exchangeable Shares by Anglo Teck or CallCo pursuant to the Exchangeable Share Provisions, the Support Agreement and this Agreement, (b) cause the U.S. Registration Statement to become effective as soon as reasonably practicable after the initial filing thereof with the U.S. Securities and Exchange Commission, and (c) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective and a U.S. Prospectus to remain available at all times that any Exchangeable Shares remain outstanding.

(2)	Without limiting the generality of the foregoing, Anglo Teck and CallCo each covenants and agrees that it will take all such actions and do all such things as are reasonably necessary or desirable to make such filings and seek such regulatory consents and approvals as are necessary so that the Anglo Teck Shares to be delivered to holders of Exchangeable Shares by Anglo Teck or CallCo pursuant to the terms of the Exchangeable Share Provisions, the Support Agreement and this Agreement will be offered, sold, issued, transferred and delivered in compliance with the U.S. Securities Act and all applicable U.S. state securities laws and all applicable securities laws in Canada and will use commercially reasonably efforts to ensure that such Anglo Teck Shares will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act or subject to any “hold period” resale restriction under National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators. Anglo Teck will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Anglo Teck Shares to be delivered to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions, the Support Agreement and this Agreement to be listed, admitted to trading and quoted on all stock exchanges and quotation systems on which outstanding Anglo Teck Shares are listed, admitted to trading and quoted at the time of such delivery, provided that, notwithstanding any other provision in this Agreement, (i) none of Anglo Teck, CallCo or ExchangeCo shall be required to issue, transfer or deliver any Anglo Teck Shares to the holder of any Exchangeable Shares registered in the name of or beneficially held by any U.S. Holder unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, and (ii) unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Anglo Teck Shares issued, transferred or delivered to the holder of Exchangeable Shares registered in the name of or beneficially held by any Person who is not a U.S. Holder in connection with a retraction, redemption, liquidation or exchange of the Exchangeable Shares during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the New York Stock Exchange or otherwise into the United States, and on exchange a holder of Exchangeable Shares registered in the name of or beneficially held by any Person who is not a U.S. Holder will be required to agree to this limitation on resale.

Section 5.11          Anglo Teck Exchange Shares

Anglo Teck hereby represents, warrants and covenants that any Anglo Teck Shares deliverable as described herein will be duly authorized and validly issued as fully paid, non-assessable, not subject to or issued in violation of pre-emptive rights and free and clear of any liens, claims, security interests and encumbrances.

Section 5.12          Automatic Exchange on Liquidation of Anglo Teck

(1)	Anglo Teck shall give the Trustee written notice of each of the following events (each, a “Liquidation Event”) at the times set forth below:

(a)	in the event of any determination by the board of directors of Anglo Teck to institute a members’ voluntary liquidation, creditors’ voluntary liquidation or other voluntary liquidation, dissolution or winding-up proceedings with respect to Anglo Teck or to effect any other distribution of assets of Anglo Teck among its shareholders for the purpose of winding up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b)	as soon as practicable following the earlier of: (i) receipt by Anglo Teck of notice of; and (ii) Anglo Teck otherwise becoming aware of any instituted claim, suit, petition or other proceedings with respect to any involuntary liquidation, dissolution or winding-up of Anglo Teck or to effect any other distribution of assets of Anglo Teck among its shareholders for the purpose of winding up its affairs, in each case where Anglo Teck has failed to contest in good faith any such proceeding commenced in respect of Anglo Teck within 30 days of becoming aware thereof.

(2)	As soon as practicable following receipt by the Trustee from Anglo Teck of notice of a Liquidation Event, the Trustee shall give notice thereof to the Beneficiaries. Such notice shall be provided by Anglo Teck to the Trustee and shall include a brief description of the automatic exchange of Exchangeable Shares for Anglo Teck Shares provided for in Section 5.12(3) (the “Automatic Exchange Right”).

(3)	In order that the Beneficiaries will be able to participate on a pro rata basis with the Anglo Teck Shareholders in the distribution of assets of Anglo Teck in connection with a Liquidation Event, immediately prior to the effective date (the “Liquidation Event Effective Date”) of a Liquidation Event, each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Anglo Teck and its affiliates) shall be automatically exchanged for one Anglo Teck Share. To effect such automatic exchange, CallCo (and if and only if CallCo does not satisfy its obligations pursuant the exercise of such Exchange Right, Anglo Teck) shall purchase each such Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall sell each Exchangeable Share held by it at such time, free and clear of any liens, claims, security interests or encumbrances, for a purchase price per share equal to the Exchangeable Share Price immediately prior to the Liquidation Event Effective Date, which price shall be satisfied in full by Anglo Teck or CallCo, as the case may be, delivering to the Trustee, on behalf of and for delivery to such Beneficiary, such holder the Exchangeable Share Consideration representing such Exchangeable Share Price (less any amounts withheld pursuant to Section 5.13). For greater certainty, the Beneficiary shall upon such delivery of the Exchangeable Share Consideration cease to have any rights to be paid by ExchangeCo any amount in respect of (i) any declared, payable and unpaid cash dividends or other cash distributions or returns of capital, and (ii) receiving any distribution in respect of declared, payable and unpaid non-cash dividends or other non-cash distributions or returns of capital on the Exchangeable Shares.

(4)	The closing of the transaction of purchase and sale contemplated by any exercise of the Automatic Exchange Right shall be deemed to have occurred at the close of business on the Business Day immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall be deemed to have transferred to Anglo Teck or CallCo, as the case may be, all of such Beneficiary’s right, title and interest in and to the Exchangeable Shares held by such Beneficiary free and clear of any lien, claim or encumbrance and the related interest in the Trust Estate, any right of each such Beneficiary to receive (i) declared, payable and unpaid cash dividends or other cash distributions or returns of capital, and (ii) declared, payable and unpaid non-cash dividends or other non-cash distributions or returns of capital from ExchangeCo shall be deemed to be satisfied and discharged, and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Anglo Teck or CallCo, as the case may be, shall deliver or cause to be delivered to the Trustee, on behalf of and for delivery to such Beneficiary, the Exchangeable Share Consideration deliverable to such Beneficiary upon such exercise of the Automatic Exchange Right. Concurrently with each such Beneficiary ceasing to be a holder of Exchangeable Shares, such Beneficiary shall be considered and deemed for all purposes to be the holder of the Anglo Teck Shares included in the Exchangeable Share Consideration to be delivered to such Beneficiary and the certificates held by such Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Anglo Teck or CallCo, as the case may be, pursuant to the exercise of the Automatic Exchange Right shall thereafter be deemed to represent the Anglo Teck Shares transferred to such Beneficiary by Anglo Teck or CallCo, as the case may be, pursuant to the exercise of the Automatic Exchange Right. Upon the request of any Beneficiary and the surrender by such Beneficiary of Exchangeable Share certificates deemed to represent Anglo Teck Shares, duly endorsed in blank and accompanied by such instruments of transfer as Anglo Teck or CallCo, as the case may be, may reasonably require, Anglo Teck or CallCo, as the case may be, shall deliver or cause to be delivered to such Beneficiary certificates representing the Anglo Teck Shares of which the Beneficiary is the holder (or, if applicable, effect the necessary electronic transfers in respect of such Anglo Teck Shares to which the Beneficiary is entitled).

Section 5.13          Withholding Taxes

Notwithstanding anything to the contrary contained in this Agreement, Anglo Teck, CallCo, ExchangeCo and the Trustee, and any other Person that has any withholding obligations with respect to any amount paid or deemed paid under this Agreement, shall be entitled to deduct and withhold from any dividend, distribution, return of capital, price or other consideration or amount otherwise payable under this Agreement to any holder of Exchangeable Shares or Anglo Teck Shares such amounts as Anglo Teck, CallCo, ExchangeCo, the Trustee or such other Person, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, United Kingdom tax laws, or any provision of federal, provincial, territorial, state, local or foreign tax Law, in each case as amended or succeeded. The Trustee may act and rely on the advice of counsel with respect to such matters. To the extent that such amounts are so deducted, withheld and remitted to the relevant governmental authority, such amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares and/or Anglo Teck Shares, as applicable, in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any payment to a holder of Exchangeable Shares exceeds the cash portion of the consideration otherwise payable to such holder, Anglo Teck, CallCo, HoldCo, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Anglo Teck, CallCo, HoldCo, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Anglo Teck, CallCo, HoldCo, ExchangeCo or the Trustee, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. Before any amount or consideration is due to be paid to a holder of Exchangeable Shares and before delivering any amount or consideration to such holder, the Trustee shall obtain from Anglo Teck, CallCo, and/or ExchangeCo, and Anglo Teck, CallCo, and/or ExchangeCo shall provide to the Trustee, a written confirmation of the withholding obligations, if any. The Trustee shall be entitled to rely on Anglo Teck, CallCo, and ExchangeCo’s written confirmation of any such withholding obligations and the Trustee shall not be responsible nor liable for the calculation or determination of the same.

Section 5.14          No Fractional Anglo Teck Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of an Anglo Teck Share upon the exercise of the Exchange Right or Automatic Exchange Right hereunder and no such fractional interest shall be issued, transferred or delivered.

Article 6
Concerning HoldCo

Section 6.1            Powers and Duties of HoldCo

The rights, powers, duties and authorities of HoldCo under this Agreement shall include:

(a)	the receipt of the HoldCo Anglo Teck Shares from Anglo Teck; and

(b)	the prompt delivery to the Trustee of all materials and communications with respect to the HoldCo Anglo Teck Shares received by HoldCo.

Section 6.2            Covenants of HoldCo

HoldCo covenants and undertakes to Anglo Teck that, for so long as it holds any interest in a HoldCo Anglo Teck Share, it shall not:

(a)	carry on any business or activity, enter into any arrangement, agreement or transaction, incur any obligation or acquire or dispose of any assets other than to perform and/or comply with its obligations under the Exchangeable Share Provisions, the Support Agreement or this Agreement; or

(b)	create or permit to subsist any liens, claims, security interests or encumbrances over or in relation to any of its assets (other than pursuant to the Security Agreement).

Section 6.3            Undertakings of HoldCo

For so long HoldCo holds any interest in a HoldCo Anglo Teck Share, HoldCo irrevocably undertakes:

(a)	not to exercise the Voting Rights on its own behalf;

(b)	upon receipt of a written direction from Anglo Teck (with a copy of such direction being given by Anglo Teck to the Trustee), to transfer its interest in some or all HoldCo Anglo Teck Shares, in accordance with such direction, without the receipt of any consideration by HoldCo;

(c)	to, on each anniversary of the date hereof, execute such further documentation and do all such other acts or things as may be necessary or desirable to grant a power of attorney on the same terms as set out in Section 2.1 to the Trustee to exercise the Voting Rights pursuant to and in accordance with the terms of this Agreement; and

(d)	to, upon becoming aware of the occurrence of an Event of Default, immediately notify all other parties (including the Trustee) in writing of the occurrence of such event.

Any direction given by Anglo Teck to HoldCo pursuant to Section 6.3(b) must be made by Anglo Teck in compliance with the Exchangeable Share Provisions, the Support Agreement and/or this Agreement, as applicable, but, in respect of any such direction, HoldCo: (i) is entitled to assume that it has been lawfully and properly made by Anglo Teck; (ii) is not bound to monitor or make any enquiry as to its compliance with the Exchangeable Share Provisions, the Support Agreement or this Agreement; and (iii) will have no liability to any party in the event that it acts upon a direction that is not so compliant with the Exchangeable Share Provisions, the Support Agreement or this Agreement.

Section 6.4            Limited Recourse and Non-Petition

Despite anything to the contrary contained in this Agreement, each of Anglo Teck, CallCo, ExchangeCo and the Trustee agrees and acknowledges that:

(a)	its sole recourse to HoldCo in respect of any obligation of HoldCo under this Agreement shall be to the number of HoldCo Anglo Teck Shares that are beneficially owned by HoldCo from time to time;

(b)	if the HoldCo Anglo Teck Shares are insufficient to satisfy a liability of HoldCo which, but for the effect of this Section 6.4, would then be owed:

(i)	the obligations of HoldCo will be limited to the realizable value of the HoldCo Anglo Teck Shares;

(ii)	no party (and no Person acting on behalf of a party) shall be entitled to take any further steps against HoldCo to recover any further sum; and

(iii)	no debt, liability or obligation shall be owed to any party (or any Person acting on behalf of a party) by HoldCo and such debt, liability or obligation shall be extinguished;

(c)	no party may petition or take any other step for the liquidation or winding-up of HoldCo, for the declaration of HoldCo’s assets en désastre or for any other bankruptcy or insolvency proceedings with respect to HoldCo;

(d)	to the extent permitted by law, no recourse under any obligation, covenant or agreement of HoldCo contained in this Agreement shall be had against any shareholder, officer or director of HoldCo as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of HoldCo and no personal liability shall be attached to or incurred by shareholders, officers or directors of HoldCo as such, or any of them, under or by reason of any of the obligations, covenants or agreements for HoldCo contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by HoldCo of any such obligations, covenants or agreements, either under any applicable law or statute or constitution, of every such shareholder, officer or director is hereby expressly waived by the parties as a condition of and consideration for the execution of this Agreement;

(e)	the HoldCo Anglo Teck Shares are subject to security granted in favor of Anglo Teck; and

(f)	the provisions of this Section 6.4 shall survive the termination of this Agreement.

Section 6.5            Cooperation on Disposition of Residual Holdco Anglo Teck Shares

If at any time (a) (i) there are no longer any Exchangeable Shares outstanding (other than those held by Anglo Teck or any of its affiliates) and (ii) Anglo Teck has no further obligation to deliver HoldCo Anglo Teck Shares and (iii) Anglo Teck advises HoldCo in writing of such fact and (b) at such time HoldCo continues to beneficially own any Holdco Anglo Teck Shares, then each of the parties to this Agreement agrees to take all such steps as are reasonably necessary to procure that such HoldCo Anglo Teck Shares cease to be so beneficially owned by HoldCo (whether by transfer, cancellation or any other corporate step in accordance with the Companies Act and applicable laws and having regard for the tax positions of each of Anglo Teck and HoldCo); provided that if the parties have not procured that such HoldCo Anglo Teck Shares cease to be so beneficially owned by HoldCo in accordance with the foregoing within twelve months of the date on which Anglo Teck delivers the notice contemplated by (a) above, then HoldCo may, at any time thereafter and notwithstanding any other provisions of this Agreement, deliver: (i) instructions to Anglo Teck, the Transfer Agent and/or to the System Operator directing and requiring that the HoldCo Anglo Teck Shares be removed from the Book-Based System and registered directly in the name of HoldCo on the register of members of Anglo Teck; and (ii) an executed instrument of transfer, in any usual or common form used in connection with transfers of Anglo Teck Shares (a “Transfer Form”), with the transferee name left blank to Anglo Teck and, within three months of receipt of any such Transfer Form, Anglo Teck shall insert the name of one or more transferees as it may determine in its sole discretion in such Transfer Form and update its register of members accordingly; provided, for the avoidance of doubt, that any such transfer shall occur without the receipt of any consideration by HoldCo.

Article 7
CONCERNING THE TRUSTEE

Section 7.1            Powers and Duties of the Trustee

(1)	The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a)	the right to exercise the Voting Rights received from HoldCo as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement and the Power of Attorney;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	voting the Beneficiary Votes at the direction and on behalf of the Beneficiaries in accordance with the provisions of this Agreement and the Power of Attorney;

(d)	receiving the grant of the Exchange Right from Anglo Teck and CallCo, and the Automatic Exchange Right from Anglo Teck, as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e)	exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Right, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries any requisite documents and distributing to such Beneficiaries the Exchangeable Share Consideration to which such Beneficiaries are entitled pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, as the case may be;

(f)	holding title to the Trust Estate;

(g)	investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h)	taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Anglo Teck, CallCo and ExchangeCo under this Agreement; and

(i)	taking such other actions and doing such other things as are specifically provided in this Agreement to be carried out by the Trustee.

(2)	In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all Persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

(3)	The Trustee, in exercising its rights, powers, duties and authorities hereunder, shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(4)	The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

Section 7.2            No Conflict of Interest

The Trustee represents to Anglo Teck, CallCo, HoldCo and ExchangeCo that, at the date of execution and delivery of this Agreement and to the best of its knowledge, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this Section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 7.2, any interested party may apply to the Courts of the Province of British Columbia for an order that the Trustee be replaced as Trustee hereunder.

Section 7.3            Dealings with Transfer Agents, Registrars, etc.

(1)	Each of Anglo Teck, CallCo, HoldCo and ExchangeCo irrevocably authorizes the Trustee, from time to time, to:

(a)	consult, communicate and otherwise deal with the respective registrars and, if applicable, transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Anglo Teck Shares; and

(b)	requisition, from time to time, from any such registrar or transfer agent, any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement.

(2)	Each of Anglo Teck and CallCo irrevocably authorizes its respective registrar and, in the case of CallCo, transfer agent to comply with all such requests and covenants that it shall supply the Trustee or its registrar and/or transfer agent, as the case may be, in a timely manner with duly executed share certificates for the purpose of completing the exercise from time to time of all rights to acquire Anglo Teck Shares hereunder, under the Exchangeable Share Provisions and under any other security or commitment given to the Beneficiaries pursuant thereto, in each case pursuant to the provisions hereof or of the Exchangeable Share Provisions or otherwise.

Section 7.4            Books and Records

The Trustee shall keep available for inspection during regular business hours by Anglo Teck, CallCo, HoldCo and ExchangeCo at the Trustee’s principal office in Vancouver, British Columbia correct and complete books and records of account relating to the Trust created by, and the Trustee’s actions under, this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Right. On or before [●]1, and on or before March 31 in every year thereafter, so long as any outstanding Exchangeable Shares are owned by any Person other than Anglo Teck or any of its affiliates, the Trustee shall transmit to Anglo Teck, CallCo, HoldCo and ExchangeCo a brief report, dated as of the preceding December 31, with respect to:

(a)	the property and funds comprising the Trust Estate as of that date;

(b)	the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the transfer and delivery by Anglo Teck or CallCo of Anglo Teck Shares in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c)	any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported.

Section 7.5            Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file, or cause to be prepared and filed, on behalf of the Trust appropriate United Kingdom and Canadian income tax returns and any other returns or reports as may be required by applicable law, by any court, tribunal, government, governmental or regulatory agency or public official, or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors (who may be experts or advisors to Anglo Teck, CallCo and/or ExchangeCo) as the Trustee considers necessary or advisable. If requested by the Trustee, Anglo Teck shall retain or cause to be retained qualified experts or advisors for the purpose of providing such tax advice or assistance.

Section 7.6            Indemnification Prior to Certain Actions by Trustee

(1)	The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the HoldCo Anglo Teck Shares pursuant to Article 4, subject to Section 7.15, and with respect to the Exchange Right and the Automatic Exchange Right pursuant to Article 5.

1 Date to be inserted in the final version of this Agreement, i.e., once the Effective Date is confirmed.

(2)	None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

Section 7.7            Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Right or the Automatic Exchange Right except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

Section 7.8            Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 7.9, if applicable, and with any other applicable provisions of this Agreement.

Section 7.9            Evidence and Authority to Trustee

(1)	Anglo Teck, CallCo, HoldCo and/or ExchangeCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Anglo Teck, CallCo, HoldCo and/or ExchangeCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights, the Exchange Right or the Automatic Exchange Right and the taking of any other action to be taken by the Trustee at the request of or on the application of Anglo Teck, CallCo, HoldCo and/or ExchangeCo promptly if and when:

(a)	such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 7.9; or

(b)	the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Anglo Teck, CallCo, HoldCo and/or ExchangeCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2)	Such evidence shall consist of an Officer’s Certificate of Anglo Teck, CallCo, HoldCo and/or ExchangeCo or a statutory declaration or a certificate made by individuals entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

(3)	Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Right or the taking of any other action to be taken by the Trustee at the request or on the application of Anglo Teck, CallCo, HoldCo and/or ExchangeCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert or any other Person whose qualifications give authority to a statement made by such Person; provided, however, that if such report or opinion is furnished by a director, officer or employee of Anglo Teck, CallCo, HoldCo and/or ExchangeCo it shall be in the form of an Officer’s Certificate or a statutory declaration.

(4)	Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement of the Person giving the evidence (or if such Person is not a natural Person, an authorized representative of such Person):

(a)	declaring that such Person has read and understands the provisions of this Agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which such Person based the statutory declaration, certificate, statement or opinion; and

(c)	declaring that such Person has made such examination or investigation as such Person believes is necessary to enable such Person to make the statements or give the opinions contained or expressed therein.

Section 7.10          Experts, Advisers and Agents

The Trustee may:

(a)	in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert, whether retained by the Trustee or by Anglo Teck, CallCo, HoldCo and/or ExchangeCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

(b)	employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder; and

(c)	pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

Section 7.11          Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested or reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of British Columbia, trustees are authorized to invest trust moneys or as otherwise agreed upon in writing by the Trustee and ExchangeCo, provided that such securities are stated to mature within two years after their purchase by the Trustee and the Trustee shall so invest such money on the written direction of ExchangeCo. Pending the investment of any money as herein provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of ExchangeCo, in the deposit department of the Trustee or any other specified loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits. The Trustee shall not be held liable for any losses incurred in the investment of any funds as herein provided and all interest on monies held by or on behalf of the Trustee shall be for the account of ExchangeCo and held by the Trustee for the benefit of ExchangeCo.

Section 7.12          Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

Section 7.13          Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Anglo Teck, CallCo, HoldCo and/or ExchangeCo or of the respective directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine. The Trustee shall have the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guidelines, then it shall have the right to resign on ten days’ written notice to the other parties to this Agreement, provided that: (a) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the Trustee’s satisfaction within such ten day period, such resignation shall not be effective.

Section 7.14          Authority to Carry on Business

The Trustee represents to Anglo Teck, CallCo, HoldCo and ExchangeCo that, at the date of execution and delivery by it of this Agreement, it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Right and the other rights granted in or resulting from the Trustee being a party to this Agreement shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

Section 7.15          Conflicting Claims

(1)	If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any Person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)	the rights of all adverse claimants with respect to the Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands have been adjudicated by a final judgement of a court of competent jurisdiction and all rights of appeal have expired; or

(b)	all differences with respect to the Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

(2)	If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

Section 7.16          Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for, by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

Section 7.17          Third Party Interests

Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by the Trustee in connection with this Agreement, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

Section 7.18          Privacy

(1)	The parties acknowledge that Canadian federal and/or provincial legislation and legislation in the United Kingdom that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, no party shall take or direct any action that would contravene, or cause the others to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any purpose except with the consent of or direction from the other parties or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

(2)	Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Trustee may transfer personal information to other Persons in or outside of Canada that provide data processing and storage or other support services to the Trustee solely to the extent necessary in order to facilitate the services it provides pursuant to this Agreement.

Article 8
COMPENSATION

Section 8.1            Fees and Expenses of the Trustee

Anglo Teck agrees to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and shall reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes (other than taxes based on the net income or capital of the Trustee), fees paid to legal counsel and other experts and advisors and agents and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, in each case reasonably incurred by the Trustee in connection with its duties under this Agreement; provided, however, that Anglo Teck, CallCo, HoldCo and ExchangeCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation or any such proceedings in which the Trustee is determined to have acted in bad faith or with fraud, gross negligence or wilful misconduct.

Article 9
INDEMNIFICATION AND LIMITATION OF LIABILITY

Section 9.1            Indemnification of the Trustee

(1)	Anglo Teck, CallCo and ExchangeCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without bad faith, fraud, gross negligence or wilful misconduct on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Anglo Teck, CallCo, HoldCo or ExchangeCo pursuant hereto.

(2)	The Trustee shall promptly notify Anglo Teck, CallCo and ExchangeCo of a claim or of any action commenced against any Indemnified Parties promptly after the Trustee or any of the Indemnified Parties shall have received written assertion of such a claim or action or have been served with a summons or other first legal process giving information as to the nature and basis of the claim or action; provided, however, that the omission to so notify Anglo Teck, CallCo and ExchangeCo shall not relieve Anglo Teck, CallCo and ExchangeCo of any liability which any of them may have to any Indemnified Party except to the extent that any such delay prejudices the defence of any such claim or action or results in any increase in the liability which Anglo Teck, CallCo and ExchangeCo has under this indemnity. Subject to (ii) below, Anglo Teck, CallCo and ExchangeCo shall be entitled to participate at their own expense in the defence and, if Anglo Teck, CallCo and ExchangeCo so elects at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of Anglo Teck, CallCo and ExchangeCo unless (i) the employment of such counsel has not been authorized by Anglo Teck, CallCo and ExchangeCo, or (ii) the named parties to any such suit include both the Trustee and any of Anglo Teck, CallCo or ExchangeCo and the Trustee shall have been advised by counsel acceptable to Anglo Teck, CallCo or ExchangeCo, as applicable, that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Anglo Teck, CallCo or ExchangeCo, as applicable, and that, in the judgement of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Anglo Teck, CallCo or ExchangeCo as applicable shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of the Trust and the resignation or removal of the Trustee.

(3)	Notwithstanding any other provision of this Agreement other than Section 9.1(1) above, any liability of the Trustee shall be limited to direct damages, in the aggregate to the amount of fees paid to the Trustee under this Agreement in the twelve (12) months immediately prior to the Trustee receiving the first notice of claim.

(4)	Notwithstanding any other provision of this Agreement, the Trustee shall not be liable to the other parties to this Agreement for any (a) breach by any other party to this Agreement of any applicable securities legislation, and (b) lost profits, punitive, consequential, special, indirect, incidental, exemplary or aggravated losses or damages of any other person under any circumstances whatsoever, whether such losses or damages are foreseeable or unforeseeable.

(5)	This limitation of liability shall survive the termination of the Trust and the resignation or removal of the Trustee.

Section 9.2            Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the bad faith, fraud, gross negligence or willful misconduct on the part of the Trustee.

Section 9.3            Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of act of god, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.3.

Article 10
CHANGE OF TRUSTEE

Section 10.1          Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Anglo Teck, CallCo, HoldCo and ExchangeCo specifying the date on which it desires to resign, provided that such notice shall not be given less than 30 days before such desired resignation date unless Anglo Teck, CallCo, HoldCo and ExchangeCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Anglo Teck, CallCo, HoldCo and ExchangeCo shall promptly appoint a successor trustee, which successor trustee shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces and territories of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Anglo Teck, CallCo, HoldCo and ExchangeCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

Section 10.2          Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days’ prior notice by written instrument executed by Anglo Teck, CallCo, HoldCo and ExchangeCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee, provided that such removal shall not take effect until the date of acceptance of appointment by the successor trustee.

Section 10.3          Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Anglo Teck, CallCo, HoldCo and ExchangeCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Anglo Teck, CallCo, HoldCo and ExchangeCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Anglo Teck, CallCo, HoldCo, ExchangeCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

Section 10.4          Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Anglo Teck, CallCo, HoldCo and ExchangeCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Anglo Teck, CallCo, HoldCo or ExchangeCo shall fail to cause such notice to be mailed within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Anglo Teck, CallCo, HoldCo and ExchangeCo.

Article 11
ANGLO TECK SUCCESSORS

Section 11.1          Certain Requirements in Respect of Combination, etc.

So long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck agrees that neither it nor its board of directors shall recommend, consent to, approve or enter into any transaction (whether by way of reorganization, consolidation, arrangement, scheme of arrangement, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person, provided that it may do so if:

(a)	such other Person or continuing corporation (the “Anglo Teck Successor”), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the Anglo Teck Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Anglo Teck Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of Anglo Teck under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as to preserve and not to impair any of the rights, duties, powers and authorities of the Trustee or the holders of the Exchangeable Shares;

and provided, however, for greater certainty, this Section 11.1 does not apply to an Anglo Teck Control Transaction which, if completed, will result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions.

Section 11.2          Vesting of Powers in Successor

Whenever the conditions of Section 11.1 have been duly observed and performed, the parties, if required by Section 11.1, shall execute and deliver the supplemental trust agreement provided for in Section 11.1(a) and thereupon the Anglo Teck Successor and such other Person that may then be the issuer of the Anglo Teck Shares shall possess and from time to time may exercise each and every right and power of Anglo Teck under this Agreement in the name of Anglo Teck or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Anglo Teck or any officers of Anglo Teck may be done and performed with like force and effect by the directors or officers of such Anglo Teck Successor.

Section 11.3          Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing: (a) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Anglo Teck (other than ExchangeCo or CallCo) with or into Anglo Teck; (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Anglo Teck (other than ExchangeCo or CallCo), provided that all of the assets of such subsidiary are transferred to Anglo Teck or another wholly-owned direct or indirect subsidiary of Anglo Teck; (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Anglo Teck among the shareholders of such subsidiary for the purpose of winding up its affairs; and (d) any such transactions which are expressly permitted by this Article 11.

Section 11.4          Successorship Transaction

Notwithstanding the foregoing provisions of this Article 11, in the event of an Anglo Teck Control Transaction which does not result in an acceleration of the Redemption Date in accordance with limb (ii) of the definition of Redemption Date in the Exchangeable Share Provisions and:

(a)	in which Anglo Teck merges or amalgamates with, or in which all or substantially all of the then outstanding Anglo Teck Shares are acquired (and which term “all or substantially all” for purposes of this Section 11.4(a) shall disregard the Charitable Trust Shares or any arrangements in respect thereof) by one or more Other Corporations to which Anglo Teck is, immediately before such merger, amalgamation or acquisition, related within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof); and

(b)	in which all or substantially all of the then outstanding Anglo Teck Shares are converted into or exchanged for Other Shares of an Other Corporation that, immediately after such Anglo Teck Control Transaction, owns or controls, directly or indirectly, Anglo Teck, then all references herein to “Anglo Teck” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “Anglo Teck Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the exchange of such shares pursuant to this Agreement immediately subsequent to such Anglo Teck Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions, or the exchange of such shares pursuant to this Agreement had occurred immediately prior to the applicable Anglo Teck Control Transaction Effective Date and such Anglo Teck Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

Article 12
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

Section 12.1          Amendments, Modifications, etc.

(1)	Subject to Section 12.2, Section 12.4 and Section 14.1, this Agreement may not be amended or modified except by an agreement in writing executed by Anglo Teck, CallCo, ExchangeCo and the Trustee and approved by the Beneficiaries in accordance with Section 12(b) of the Exchangeable Share Provisions.

(2)	No amendment, modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. A copy of any amendment or modification of this Agreement shall be provided to or made publicly available to the Beneficiaries.

Section 12.2          Ministerial Amendments

Notwithstanding the provisions of Section 12.1(1), the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all parties hereto provided that the board of directors of each of Anglo Teck, CallCo, HoldCo and ExchangeCo shall be of the good faith opinion, and the Trustee, acting on the advice of counsel shall be of the good faith opinion, that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b)	evidencing the succession of Anglo Teck Successors and the covenants of and obligations assumed by each such Anglo Teck Successor in accordance with the provisions of Article 11;

(c)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of Anglo Teck, CallCo, HoldCo and ExchangeCo and in the opinion of the Trustee, acting on the advice of counsel, it may be expedient to make, provided that each such board of directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the Beneficiaries; or

(d)	making such changes or corrections which, on the advice of counsel to Anglo Teck, CallCo, HoldCo, ExchangeCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that each such board of directors and the Trustee shall be of the good faith opinion, acting on the advice of counsel, that such changes or corrections will not be prejudicial to the rights or interests of the Beneficiaries.

Section 12.3          Meeting to Consider Amendments

ExchangeCo, at the request of Anglo Teck, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the articles of ExchangeCo, the Exchangeable Share Provisions and all applicable laws.

Section 12.4          Changes in Capital of Anglo Teck and ExchangeCo

Notwithstanding the provisions of Section 12.1, at all times after the occurrence of any event contemplated pursuant to Sections 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Anglo Teck Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Anglo Teck Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

Section 12.5          Execution of Supplemental Trust Agreements

Notwithstanding the provisions of Section 12.1, from time to time Anglo Teck, CallCo, HoldCo and ExchangeCo (in each case, when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	evidencing the succession of Anglo Teck Successors and the covenants of and obligations assumed by each such Anglo Teck Successor in accordance with the provisions of Article 11 and the successors of the Trustee or any successor trustee in accordance with the provisions of Article 10;

(b)	making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Right which, in the opinion of the Trustee, acting on the advice of counsel, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Anglo Teck, CallCo, HoldCo, ExchangeCo, the Trustee or this Agreement; and

(c)	for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby; provided that, in the opinion of the Trustee, acting on the advice of counsel, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

Section 12.6          Execution of Supplemental Agreements on an Event of Default

If an Event of Default occurs and the Power of Attorney terminates automatically in accordance with its terms, HoldCo shall procure that any transferee of the HoldCo Anglo Teck Shares pursuant to the exercise of the security under the Security Agreement (the “Transferee”) executes, before or contemporaneously with, and effective from, the consummation of the transfer of such HoldCo Anglo Teck Shares to the Transferee, an agreement supplemental hereto and such other instruments, deeds and agreements (including but not limited to an agreement in materially the same form as the Security Agreement) as are reasonably necessary or advisable to substitute the Transferee for HoldCo as if the Transferee had been the original party to this Agreement in place of HoldCo. Without limiting the foregoing, Anglo Teck shall procure that the Transferee shall grant a power of attorney to the Trustee in materially the same terms as the Power of Attorney.

Article 13
TERMINATION

Section 13.1          Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by a Beneficiary and all consideration, including the requisite Exchangeable Share Consideration or Liquidation Amount, as applicable, deliverable on the redemption, retraction or exchange of the Exchangeable Shares in accordance with the Exchangeable Share Provisions, the Support Agreement and this Agreement has been delivered to the applicable Beneficiaries;

(b)	each of Anglo Teck, CallCo, HoldCo and ExchangeCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 12(b) of the Exchangeable Share Provisions; and

(c)	21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

Section 13.2          HoldCo’s Obligations

HoldCo’s obligations pursuant to this Agreement shall automatically terminate at such time that it no longer holds any HoldCo Anglo Teck Shares in accordance with this Agreement.

Section 13.3          Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until it is terminated pursuant to Section 13.1; provided, however, that the provisions of Section 6.5, Article 8 and Article 9 shall survive any such termination of this Agreement.

Article 14
GENERAL

Section 14.1          Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 14.2          Binding Effect and Enurement

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and, subject to the terms hereof, to the benefit of the Beneficiaries.

Section 14.3          Notices to Parties

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the parties at the following addresses (or at such other addresses as shall be specified by any party by notice to the other given in accordance with these provisions):

(a)	In the case of Anglo Teck, at the following address:

[●]

Attention:

Email:

with copies (which shall not constitute notice) to:

[●]

Attention:

Email:

and to:

[●]

Attention:

Email:

(b)	In the case of CallCo or ExchangeCo, at the following address:

[●]

Attention:

Email:

with copies (which shall not constitute notice) to:

[●]

Attention:

Email:

and to:

[●]

Attention:

Email:

(c)	In the case of HoldCo, at the following addresses:

[HOLDCO]

22 Grenville Street, St Helier, JE4 8PX, Jersey

Attention: The Directors

Email: MourantGSpe@mourant.com

with copies (which shall not constitute notice) to:

Mourant Ozannes (Jersey) LLP

22 Grenville Street, St Helier, JE4 8PX, Jersey

Attention:

Email:

(d)	In the case of Trustee, at the following addresses:

Computershare Trust Company of Canada

510 Burrard Street, 3rd Floor.

Vancouver, British Columbia, V6C 3B9

Attention: General Manager, Corporate Trust

Email:         corporatetrust.vancouver@computershare.com

Either party may change its address for notice by giving notice to the other parties in accordance with the foregoing provisions.

Section 14.4          Notice to Beneficiaries

Any notice, request or other communication to be given to a Beneficiary shall be given or sent to the address of the holder recorded in the securities register of ExchangeCo or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder, in any manner permitted by the articles of ExchangeCo, and shall be deemed received at the time specified by such articles. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken pursuant thereto.

Section 14.5          Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Section 14.6          Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

Section 14.7          Attornment

Each of Anglo Teck, CallCo, HoldCo ExchangeCo and the Trustee agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgement of the said courts and not to seek, and hereby waives, any review of the merits of any such judgement by the courts of any other jurisdiction, and Anglo Teck hereby appoints ExchangeCo at its registered office in the Province of Ontario as attorney for service of process.

[Remainder of this page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ANGLO TECK PLC

By:
Name:
Title:

[CALLCO]

By:
Name:
Title:

[EXCHANGECO]

By:
Name:
Title:

[HOLDCO]

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

APPENDIX “N”

FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT

EXCHANGEABLE SHARE SUPPORT AGREEMENT

THIS EXCHANGEABLE SHARE SUPPORT AGREEMENT (this “Agreement”) dated effective as of [•] is made among Anglo American plc (to be renamed Anglo Teck plc on the date hereof), a public limited company incorporated under the laws of England and Wales (“Anglo Teck”), [•], a corporation existing under the laws of Canada (“CallCo”), and [•], a corporation existing under the laws of Canada (“ExchangeCo”).

RECITALS:

A.	In connection with an arrangement agreement dated September 9, 2025 (the “Arrangement Agreement”) between Anglo Teck and Teck Resources Limited, ExchangeCo is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of class A common shares and class B subordinate voting shares in the capital of Teck Resources Limited pursuant to an arrangement of Teck Resources Limited under Section 192 of the Canada Business Corporations Act (the “Arrangement”) on the terms and subject to the conditions set out in the Plan of Arrangement (as defined in the Arrangement Agreement) (the “Plan of Arrangement”).

B.	Pursuant to the Arrangement Agreement, Anglo Teck has agreed to execute and to cause each of CallCo and ExchangeCo to execute this Agreement.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1	Defined Terms

In this Agreement, each term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of ExchangeCo, unless the context requires otherwise.

Section 1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

Section 1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

Section 1.4	Date for any Action and Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada, unless otherwise specified.

Section 1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in Canadian dollars.

Section 1.6	Statutes

Any reference to a statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.

Section 1.7	Other Definitional and Interpretive Provisions.

(1)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(2)	References in this Agreement to any contract or agreement are to that contract or agreement as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(3)	References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

ARTICLE 2

COVENANTS OF ANGLO TECK AND EXCHANGECO

Section 2.1 Covenants Regarding Exchangeable Shares

So long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding:

(a)	Anglo Teck shall not take any action that will result in the declaration or payment of any dividend or make any other distribution or return of capital on or in respect of the Anglo Teck Shares (in each case, an “Anglo Teck Distribution”) unless:

(i)	ExchangeCo shall (A) simultaneously declare or pay or make, as the case may be, such dividend or other distribution or return of capital as is the same as or economically equivalent to such Anglo Teck Distribution (as determined in accordance with the Exchangeable Share Provisions) on or in respect of the Exchangeable Shares (an “Equivalent Distribution”), and (B) have sufficient cash funds or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment or making, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Distribution; or

(ii)	if the Anglo Teck Distribution is paid or otherwise satisfied in Anglo Teck Shares (including by way of a bonus issue of Anglo Teck Shares), and if ExchangeCo so chooses as an alternative to taking the action described in Section 2.1(a)(i), ExchangeCo shall effect a corresponding, contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares (as determined in accordance with the Exchangeable Share Provisions) (an “Equivalent Share Subdivision”), provided that, immediately prior to the Equivalent Share Subdivision, ExchangeCo has sufficient authorized but unissued securities available to enable such Equivalent Share Subdivision;

(b)	Anglo Teck shall advise ExchangeCo sufficiently in advance of the declaration, payment or making by Anglo Teck of any Anglo Teck Distribution and take all such other actions as are reasonably necessary or desirable, in co-operation with ExchangeCo, to ensure that:

(i)	in respect of any Equivalent Distribution to be paid, declared or made pursuant to Section 2.1(a)(i) as a result of such Anglo Teck Distribution, the respective declaration date, record date and payment date for such Equivalent Distribution shall be the same as the declaration date, record date and payment date for that Anglo Teck Distribution; or

(ii)	in respect of any Equivalent Share Subdivision to be effected pursuant to Section 2.1(a)(ii) as a result of such Anglo Teck Distribution:

(A)	the record date and effective date for such Equivalent Share Subdivision shall be the same as the record date and payment date for that Anglo Teck Distribution; and

(B)	such Equivalent Share Subdivision shall comply with the requirements of any stock exchange on which the Exchangeable Shares are then listed;

(c)	each of Anglo Teck and CallCo shall take all such actions and do all such things as are reasonably necessary or desirable to enable and permit ExchangeCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by ExchangeCo, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit ExchangeCo to deliver or cause to be delivered Anglo Teck Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of Sections 5, 7 or 8, as the case may be, of the Exchangeable Share Provisions;

(d)	each of Anglo Teck and CallCo shall take all such actions and do all such things as are reasonably necessary or desirable to (i) enable and permit the Trustee in accordance with applicable law to perform its obligations under the Voting and Exchange Trust Agreement, including all such actions and all such things as are reasonably necessary or desirable to enable and permit the Trustee in its capacity as trustee under the Voting and Exchange Trust Agreement to exercise such number of votes in respect of an Anglo Teck Meeting or an Anglo Teck Consent (as such terms are defined in the Voting and Exchange Trust Agreement) as is equal to the aggregate number of Exchangeable Shares outstanding at the relevant time (excluding those Exchangeable Shares held by Anglo Teck or an affiliate of Anglo Teck), and (ii) to enable and permit Anglo Teck or CallCo, as the case may be, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right and/or the Redemption Call Right, including all such actions and all such things as are necessary or desirable to enable and permit Anglo Teck or CallCo, as the case may be, to deliver or cause to be delivered Anglo Teck Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be, including, for greater certainty, (x) Anglo Teck issuing such number of additional new Anglo Teck Shares to HoldCo, or taking any other action, as is reasonably necessary or desirable to enable the Trustee, in its capacity as trustee under the Voting and Exchange Trust Agreement, to exercise such number of votes in respect of each and every Anglo Teck Meeting and Anglo Teck Consent as is equal to the aggregate number of Exchangeable Shares outstanding at the relevant time other than those held by Anglo Teck and its affiliates and to maintain the rights of the Exchangeable Shares to be redeemed, retracted or exchanged for Anglo Teck Shares on a one for one basis and (y) Anglo Teck seeking such customary share allotment and pre-emption rights disapplication authorities from Anglo Teck Shareholders at each annual general meeting as is reasonably necessary or desirable to enable it to comply with its obligations under this Section 2.1(d); and

(e)	each of Anglo Teck and CallCo shall, and shall ensure that it and its affiliates do not:

(i)	other than as contemplated by Section 2.8, exercise any voting rights as a direct or indirect registered or beneficial holder of any Exchangeable Shares or cause any Exchangeable Shares of which it is a direct or indirect registered or beneficial holder to be represented at a meeting of holders of Exchangeable Shares for purposes of quorum or otherwise (other than appointing proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting, if required for purposes of satisfying quorum at such meeting); or

(ii)	without limiting Section 2.1(e)(i) or Section 2.8, exercise any voting rights as a direct or indirect registered or beneficial holder of any shares in the capital of ExchangeCo to initiate the voluntary liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs.

Section 2.2	Segregation of Funds

Anglo Teck will cause ExchangeCo to designate an account to satisfy its obligations under this Section 2.2, and will cause ExchangeCo to (including if required by making any contribution to the capital of ExchangeCo to enable it to) deposit a sufficient amount of funds in such account and segregate a sufficient amount of such other assets and property as is necessary to enable ExchangeCo to pay or otherwise satisfy its obligations with respect to any Equivalent Distribution, Liquidation Amount, Retraction Price or Redemption Price, in each case once such amounts become payable or otherwise due under the terms of this Agreement, the Voting and Exchange Trust Agreement or the Exchangeable Share Provisions. ExchangeCo will use such funds, assets and property so segregated exclusively for the payment or satisfaction of Equivalent Distributions and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

Section 2.3	Notification of Certain Events

In order to assist Anglo Teck to comply with its obligations hereunder and to permit Anglo Teck or CallCo to exercise, as the case may be, the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as applicable, ExchangeCo shall notify each of Anglo Teck and CallCo of each of the following events at the times set forth below:

(a)	in the event of any determination by the Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to ExchangeCo or to effect any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b)	promptly upon the earlier of: (i) receipt by ExchangeCo of notice of; and (ii) ExchangeCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of ExchangeCo or to effect any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs;

(c)	immediately, upon receipt by ExchangeCo of a Retraction Request;

(d)	on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Exchangeable Share Provisions; and

(e)	as soon as practicable upon the issuance by ExchangeCo of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares pursuant to the Arrangement).

Section 2.4	Direction Rights and Delivery of Anglo Teck Shares

(1)	The parties to this Agreement hereby agree that ExchangeCo and CallCo each has a right to require Anglo Teck to deliver Anglo Teck Shares as contemplated in Section 2.1(c) and Section 2.1(e), respectively (each a “Direction Right”), and upon the exercise of the Direction Right by ExchangeCo or CallCo, ExchangeCo and/or CallCo, as the case may be, will pay an amount equal to the fair market value of the Anglo Teck Shares as of the exercise time, unless alternative consideration is agreed to by the parties to this Agreement, by way of (x) in the case of CallCo exercising its Direction Right, CallCo issuing additional shares in the capital of CallCo to Anglo Teck and (y) in the case of ExchangeCo exercising its Direction Right, ExchangeCo issuing additional Common Shares and/or Deferred Shares to CallCo and, simultaneously, CallCo issuing additional shares in the capital of CallCo to Anglo Teck, following which Anglo Teck Shares will be delivered by Anglo Teck or HoldCo as directed. CallCo and ExchangeCo will add an amount equal to the aggregate fair market value of the Anglo Teck Shares being delivered to the stated capital of any CallCo shares and ExchangeCo shares, respectively, issued pursuant to an exercise of the Direction Rights.

(2)	Upon notice from CallCo or ExchangeCo of any event that requires CallCo or ExchangeCo to deliver or cause to be delivered Anglo Teck Shares to any holder of Exchangeable Shares, Anglo Teck shall forthwith after receiving fair market value consideration therefor in accordance with Section 2.4(1) deliver or cause to be delivered the requisite number of Anglo Teck Shares to be received by or for the benefit of the holder of the surrendered Exchangeable Shares in exchange therefor. All such Anglo Teck Shares shall be duly authorized and validly issued as fully paid, non-assessable, not subject to or issued in violation of pre-emptive rights and free and clear of any lien, claim or encumbrance.

Section 2.5	U.S. Registration Statement, Securities Law Compliance and Listing of Anglo Teck Shares

(1)	Anglo Teck covenants and agrees that it shall use its commercially reasonable efforts to (a) file, within 90 days of the Effective Date, a U.S. Registration Statement, on an appropriate form, under the U.S. Securities Act, to register the sale or resale of any and all of the Anglo Teck Shares that may be issued or delivered to holders of the Exchangeable Shares by Anglo Teck or CallCo pursuant to the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and this Agreement, (b) cause the U.S. Registration Statement to become effective as soon as reasonably practicable after the initial filing thereof with the U.S. Securities and Exchange Commission, and (c) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective and a U.S. Prospectus to remain available, at all times that any Exchangeable Shares remain outstanding.

(2)	Without limiting the generality of, but subject to, the foregoing, Anglo Teck and CallCo each covenants and agrees that it will take all such other actions and do all such other things as are reasonably necessary or desirable to make such filings and seek such regulatory consents and approvals as are necessary so that the Anglo Teck Shares to be delivered to holders of Exchangeable Shares by Anglo Teck or CallCo pursuant to the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and this Agreement will be offered, sold, issued and delivered in compliance with the U.S. Securities Act and all applicable U.S. state securities laws and all applicable securities laws in Canada and will use commercially reasonably efforts to ensure that such Anglo Teck Shares will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act or subject to any “hold period” resale restriction under National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators. Anglo Teck will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Anglo Teck Shares to be delivered to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and this Agreement to be listed, admitted to trading and quoted on all stock exchanges and quotation systems on which outstanding Anglo Teck Shares are listed, admitted to trading and quoted at the time of such delivery, provided that, (i) none of Anglo Teck, CallCo or ExchangeCo shall be required to issue or deliver any Anglo Teck Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, and (ii) unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Anglo Teck Shares issued or delivered to a holder of Exchangeable Shares registered in the name of or beneficially held by any Person who is not a U.S. Holder in connection with a retraction, redemption, liquidation or exchange of the Exchangeable Shares during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the New York Stock Exchange or otherwise into the United States, and on exchange any Person who is not a U.S. Holder will be required to agree to this limitation on resale.

(3)	Notwithstanding any provision of the Exchangeable Share Provisions, or any term of this Agreement, the Voting and Exchange Trust Agreement or the Plan of Arrangement, no Anglo Teck Shares shall be issued or delivered (and Anglo Teck will not be required to issue or deliver any Anglo Teck Shares) in connection with any liquidation, dissolution or winding-up of ExchangeCo, or any retraction, redemption or any other exchange, direct or indirect, of Exchangeable Shares, if such issuance or delivery of Anglo Teck Shares would not be permitted by applicable laws.

Section 2.6	Economic Equivalence

(1)	So long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding:

(a)	Anglo Teck shall not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) of the Exchangeable Share Provisions:

(i)	issue or distribute Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 2.6(1)(a)(i) shall exclude any Anglo Teck Shares held by HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver) by way of any Anglo Teck Distribution, other than an issue of Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) to holders of Anglo Teck Shares (A) who exercise an option to receive dividends in Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii)	issue or distribute rights, options, warrants or any other form of instruments (including any convertible or exchangeable instrument) to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of this Section 2.6(1)(a)(ii) shall exclude any Anglo Teck Shares held by (x) HoldCo, unless such issue or distribution falls within the exclusion from the scope of the HoldCo Waiver and (y) the holders of the Charitable Trust Shares) entitling them to subscribe (including upon conversion or exchange) for or to purchase Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding Anglo Teck Shares (which term “all or substantially all” for purposes of Section 2.6(1)(a)(iii) shall exclude any Anglo Teck Shares held by HoldCo):

(A)	shares or securities of Anglo Teck of any class other than Anglo Teck Shares;

(B)	rights, options, warrants or other instruments other than those referred to in Section 2.6(1)(a)(ii);

(C)	evidence of indebtedness of Anglo Teck; or

(D)	assets of Anglo Teck or any of its affiliates;

unless, in each case, the Company issues or distributes the same Anglo Teck Shares, rights, options, warrants, instruments, securities, shares, evidences of indebtedness or other assets, or in each case their economic equivalent, simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck (including to HoldCo) in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

(b)	Anglo Teck shall not extend any issuances or offers referred to in Section 2.6(1)(a)(ii) to HoldCo.

(c)	Anglo Teck shall not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) of the Exchangeable Share Provisions:

(i)	subdivide, redivide or change the then outstanding Anglo Teck Shares into a greater number of Anglo Teck Shares;

(ii)	reduce, combine, consolidate or change the then outstanding Anglo Teck Shares into a lesser number of Anglo Teck Shares; or

(iii)	reclassify or otherwise change the Anglo Teck Shares or effect an amalgamation, merger, scheme of arrangement, arrangement, reorganization or other transaction (including a redenomination) affecting the Anglo Teck Shares;

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Anglo Teck in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement.

(2)	Anglo Teck acknowledges that, on or around the date of this Agreement, and pursuant to the HoldCo Waiver, HoldCo has irrevocably and unconditionally waived its entitlement to any dividend, distribution or any other return of capital (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in, or by the transfer or issue of, Anglo Teck Shares (including any bonus issue of Anglo Teck Shares) which Anglo Teck and HoldCo agree, acting reasonably, is necessary or desirable to preserve economic and/or voting equivalence between the Anglo Teck Shares beneficially owned by Holdco and the Exchangeable Shares) on or in respect of the Anglo Teck Shares that are beneficially owned by HoldCo from time to time.

(3)	The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified third party financial or other advisors as the Board of Directors may determine), “economic equivalence” for the purposes of any event referred to in Section 2.6(1)(a) or Section 2.6(1)(c) and each such determination shall be conclusive and binding on Anglo Teck, absent manifest error. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a)	in the case of any Anglo Teck Distribution payable or otherwise to be satisfied in Anglo Teck Shares (including by way of a bonus issue of Anglo Teck Shares), the number of such Anglo Teck Shares issued as a result of such Anglo Teck Distribution in proportion to the number of Anglo Teck Shares outstanding immediately prior to such Anglo Teck Distribution;

(b)	in the case of the issuance or distribution of any rights, options, warrants or any other form of instruments to subscribe for or purchase Anglo Teck Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Anglo Teck Shares), the relationship between the exercise price of each such right, option, warrant or instrument, the number of such rights, options, warrants or other instruments to be issued or distributed in respect of each Anglo Teck Share and the Current Market Price of an Anglo Teck Share, the price volatility of the Anglo Teck Shares and the terms of any such instrument;

(c)	in the case of the issuance or distribution of any other form of property (including any shares or securities of Anglo Teck of any class other than Anglo Teck Shares, any rights, options, warrants or other instruments (other than those referred to in Section 2.6(3)(b), any evidences of indebtedness of Anglo Teck or any assets of Anglo Teck or any of its affiliates), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Anglo Teck Share and the Current Market Price of an Anglo Teck Share;

(d)	in the case of any subdivision, redivision or change of the then outstanding Anglo Teck Shares into a greater number of Anglo Teck Shares or the reduction, combination, consolidation or change of the then outstanding Anglo Teck Shares into a lesser number of Anglo Teck Shares or any amalgamation, scheme of arrangement, merger, arrangement, reorganization or other transaction affecting Anglo Teck Shares or redenomination of Anglo Teck Shares, the effect thereof upon the then outstanding Anglo Teck Shares; and

(e)	in all such cases, the general taxation consequences of the relevant event to beneficial owners of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to beneficial owners of Anglo Teck Shares as a result of differences between taxation laws of Canada and the United Kingdom (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of beneficial owners of Exchangeable Shares).

(4)	ExchangeCo agrees that, to the extent required, upon due notice from Anglo Teck, ExchangeCo shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions or returns of capital are made by ExchangeCo, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Anglo Teck Shares and Exchangeable Shares as provided for in this Section 2.6.

(5)	ExchangeCo further agrees that ExchangeCo shall designate any dividend or deemed dividend on the Exchangeable Shares as an "eligible dividend" for purposes of the Tax Act, except to the extent that doing so would reasonably be expected by ExchangeCo to result in an "excessive eligible dividend designation" for purposes of the Tax Act.

Section 2.7	Tender Offers

In the event that a tender offer, share exchange offer, issuer bid, takeover offer (including any mandatory offer under Rule 9 of the City Code) for Anglo Teck, any scheme of arrangement to acquire Anglo Teck Shares or any merger, consolidation or share exchange with a third party involving Anglo Teck Shares or any other similar transaction with respect to Anglo Teck Shares or any other form of “offer” (as defined in the City Code) in respect of Anglo Teck (in each case an “Offer”) is (i) proposed by Anglo Teck or (ii) is proposed to Anglo Teck or its shareholders and is recommended by the board of directors of Anglo Teck, or is otherwise effected with the consent or approval of the board of directors of Anglo Teck, and the Exchangeable Shares are not redeemed by ExchangeCo or purchased by Anglo Teck or CallCo pursuant to the Redemption Call Right, Anglo Teck and ExchangeCo will use all reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Anglo Teck and its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Anglo Teck Shares, without discrimination. Without limiting the generality of the foregoing, Anglo Teck and ExchangeCo will use all reasonable efforts in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against ExchangeCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of such Offer (or such Offer becoming unconditional save for any conditions which by their nature will only be satisfied on the effective date of such Offer) and only to the extent necessary to tender or deposit into the Offer). Nothing herein shall affect the rights of ExchangeCo to redeem, or Anglo Teck or CallCo to purchase pursuant to the Redemption Call Right, Exchangeable Shares in event of an Anglo Teck Control Transaction that accelerates the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions.

Section 2.8	Anglo Teck and Affiliates Not to Vote Exchangeable Shares

Each of Anglo Teck and CallCo covenants and agrees that it shall appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Each of Anglo Teck and CallCo further covenants and agrees that it shall not, and shall cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the CBCA (or any successor or other corporate statute by which ExchangeCo may in the future be governed) with respect to any Exchangeable Shares held by it or by its affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares; provided however, for further clarity, that this Section 2.8 shall not in any way restrict the right of Anglo Teck or any of its affiliates to vote their Common Shares in accordance with the Exchangeable Share Provisions.

Section 2.9	Ordinary Market Purchases and Acquisitions from HoldCo

Nothing contained in this Agreement, including the obligations of Anglo Teck contained in Section 2.6, shall (a) limit the ability of Anglo Teck (or any of its affiliates) to make ordinary market or other voluntary purchases of Anglo Teck Shares in accordance with applicable laws and regulatory and stock exchange requirements, or (b) limit the ability of Anglo Teck to acquire a cumulative number of Anglo Teck Shares from HoldCo equal to the cumulative number of Exchangeable Shares that have been (or may simultaneously be) purchased by Anglo Teck or its affiliates from holders of Exchangeable Shares or redeemed, including on the purchase, redemption or exchange thereof.

Section 2.10	Ownership of Outstanding Shares

Without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) of the Exchangeable Share Provisions, Anglo Teck covenants and agrees in favour of ExchangeCo that, as long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck will be and remain the direct or indirect beneficial owner of all issued and outstanding common shares in the capital of each of ExchangeCo and CallCo. Notwithstanding the foregoing, Anglo Teck shall not be in violation of this Section 2.10 if any Person or group of Persons acting jointly or in concert acquires all or substantially all of the assets of Anglo Teck.

Section 2.11	Stock Exchange Listing

Anglo Teck covenants and agrees in favour of ExchangeCo that, as long as any outstanding Exchangeable Shares are owned by any Person other than Anglo Teck or any of its affiliates, Anglo Teck shall use reasonable efforts to maintain a listing for such Exchangeable Shares on the Toronto Stock Exchange.

ARTICLE 3

ANGLO TECK SUCCESSORS

Section 3.1	Certain Requirements in Respect of Combination, etc.

So long as any Exchangeable Shares not owned by Anglo Teck or its affiliates are outstanding, Anglo Teck agrees that neither it nor its board of directors shall recommend, consent to, approve or enter into any transaction (whether by way of reorganization, consolidation, arrangement, scheme of arrangement, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person provided that it may do so if:

(a)	such other Person or continuing corporation (the “Anglo Teck Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the Anglo Teck Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Anglo Teck Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of Anglo Teck under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as to preserve and not to impair any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Exchangeable Shares;

and provided, however, for greater certainty, this Section 3.1 does not apply to an Anglo Teck Control Transaction which, if completed, will result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions.

Section 3.2	Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the Anglo Teck Successor and such other person that may then be the issuer of the Anglo Teck Shares shall possess and from time to time may exercise each and every right and power of Anglo Teck under this Agreement in the name of Anglo Teck or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Anglo Teck or any officers of Anglo Teck may be done and performed with like force and effect by the directors or officers of such Anglo Teck Successor.

Section 3.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing: (a) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Anglo Teck (other than ExchangeCo or CallCo) with or into Anglo Teck; (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Anglo Teck (other than ExchangeCo or CallCo), provided that all of the assets of such subsidiary are transferred to Anglo Teck or another wholly-owned direct or indirect subsidiary of Anglo Teck; (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Anglo Teck among the shareholders of such subsidiary for the purpose of winding up its affairs; and (d) any such transactions which are expressly permitted by this Article 3.

Section 3.4	Successorship Transaction

Notwithstanding the foregoing provisions of this Article 3, in the event of an Anglo Teck Control Transaction which does not result in an acceleration of the Redemption Date in accordance with limb (ii) of the definition of Redemption Date in the Exchangeable Share Provisions and:

(a)	in which Anglo Teck merges or amalgamates with, or in which all or substantially all of the then outstanding Anglo Teck Shares are acquired (and which term “all or substantially all” for purposes of this Section 3.4(a) shall disregard the Charitable Trust Shares or any the arrangements in respect thereof) by one or more Other Corporations to which Anglo Teck is, immediately before such merger, amalgamation or acquisition, related within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof); and

(b)	in which all or substantially all of the then outstanding Anglo Teck Shares are converted into or exchanged for Other Shares of an Other Corporation that, immediately after such Anglo Teck Control Transaction, owns or controls, directly or indirectly, Anglo Teck, then all references herein to “Anglo Teck” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “Anglo Teck Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to such Anglo Teck Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions, or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the applicable Anglo Teck Control Transaction Effective Date and such Anglo Teck Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

ARTICLE 4

GENERAL

Section 4.1	Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any Person other than Anglo Teck and any of its affiliates.

Section 4.2	Changes in Capital of Anglo Teck and ExchangeCo

Notwithstanding the provisions of Section 4.4, at all times after the occurrence of any event contemplated pursuant to Section 2.6 or Section 2.7 or otherwise, as a result of which either Anglo Teck Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Anglo Teck Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

Section 4.3	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 4.4	Amendments, Modifications

(1)	Subject to Section 4.2, Section 4.3 and Section 4.5 this Agreement may not be amended or modified except by an agreement in writing executed by Anglo Teck, CallCo and ExchangeCo and approved by the holders of the Exchangeable Shares in accordance with Section 12(b) of the Exchangeable Share Provisions.

(2)	No amendment, modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. A copy of any amendment or modification of this Agreement shall be provided to or made publicly available to the holders of the Exchangeable Shares.

Section 4.5	Ministerial Amendments

Notwithstanding the provisions of Section 4.4(1), the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all of the parties hereto if the board of directors of each of Anglo Teck, CallCo and ExchangeCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b)	evidencing the succession of Anglo Teck Successors and the covenants of and obligations assumed by each such Anglo Teck Successor in accordance with the provisions of Article 3;

(c)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of Anglo Teck, CallCo and ExchangeCo, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(d)	making such changes or corrections hereto which, on the advice of counsel to Anglo Teck, CallCo and ExchangeCo, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained herein, provided that the boards of directors of each of Anglo Teck, CallCo and ExchangeCo shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

Section 4.6	Meeting to Consider Amendments

ExchangeCo, at the request of Anglo Teck, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.4. Any such meeting or meetings shall be called and held in accordance with the articles of ExchangeCo, the Exchangeable Share Provisions and all applicable laws.

Section 4.7	Binding Effect and Enurement

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 4.8	Notices to Parties

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the parties at the following addresses (or at such other addresses as shall be specified by any party by notice to the other given in accordance with these provisions):

(a)	In the case of Anglo Teck, at the following address:

[•]

Attention:

Email:

with copies (which shall not constitute notice) to:

[•]

Attention:

Email:

and to:

[•]

Attention:

Email:

(b)	In the case of CallCo or ExchangeCo, at the following address:

[•]

Attention:

Email:

with copies (which shall not constitute notice) to:

[•]

Attention:

Email:

and to:

[•]

Attention:

Email:

Each party may change its address for notice by giving notice to the other parties in accordance with the foregoing provisions.

Section 4.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Section 4.10	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

Section 4.11	Attornment

Each of the parties hereto agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of British Columbia, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgement of the said courts and not to seek, and hereby waives, any review of the merits of any such judgement by the courts of any other jurisdiction, and Anglo Teck hereby appoints ExchangeCo at its registered office in the Province of Ontario as attorney for service of process.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ANGLO TECK PLC

By:
Name:
Title:

[CALLCO]

By:
Name:
Title:

[EXCHANGECO]

By:
Name:
Title: